SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2019

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______)

Table of contents

-	Interim Consolidated Report as of June 30, 2019;
-	Press release dated August 7, 2019;
-	Press release dated August 28, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name: Vanessa Siscaro
Title: Head of Corporate Secretary’s Staff Office

Date: August 31, 2019

I

Eni

Interim Consolidated Report

as of June 30,

2019

Mission

We are an energy company. We are working to build a future where everyone can access energy resources efficiently and sustainably. Our work is based on passion and innovation, on our unique strengths and skills, on the quality of our people and in recognising that diversity across all aspects of our operations and organisation is something to be cherished. We believe in the value of long term partnerships with the countries and communities where we operate.

Interim Consolidated Report as of June 30, 2019

Disclaimer

This report contains certain forward-looking statements in particular under the section “Outlook”, regarding capital expenditure, development and management of oil and gas resources, dividends, share buy-back, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

“Eni” means the parent company Eni SpA and its consolidated subsidiaries.

For the Glossary see website eni.com

Interim Consolidated Report

4	Highlights
7	Key operating and financial results Operating review
9	Exploration & Production
11	Gas & Power
13	Refining & Marketing and Chemicals
16	Financial review and other information
36	Risk factors and uncertainties
55	Outlook
56	Other information

Condensed consolidated interim financial statements

58	Financial statements
65	Notes to the condensed consolidated interim financial statements

114	Management’s certification
115	Report of Independent Auditors

Annex

118	List of companies owned by Eni SpA as of June 30, 2019
143	Changes in the scope of consolidation for the first half of 2019

Eni Interim Consolidated Report/ Highlights

Highlights

Financial performance

•	Adjusted results: adjusted operating profit of €4.63 billion decreased by 6% vs. the first half of 2018. Excluding the impact of the loss of control over Eni Norge on the 2018 results to allow a-like-for-like comparison, and net of scenario effects and IFRS 16 accounting, the Group adjusted operating profit increased by 7%. Adjusted net profit, not excluding the aforementioned effects, amounted to €1.55 billion, down by 11% (down by 8% excluding IFRS 16 accounting effects).

•	Net profit: €1.52 billion.

•	Cash flow before working capital at replacement cost: €6.8 billion, up by 23%. The increase is still remarkable even when excluding IFRS 16 accounting effects and discounting from the comparative period certain extraordinary items which negatively affected the result by approximately €500 million: up by 9% to €6.5 billion.

•	Cash flow provided by operating activities: €6.61 billion, up by 27%, which was negatively affected by an extraordinary payment to settle an arbitration outcome (€330 million).

•	Capital expenditure and investment, net: €3.79 billion net of the purchase of reserves in Alaska and Algeria (IFRS 16 effects were immaterial).

•	Net borrowings: €7.87 billion before the effect of IFRS 16, down by 5% from 2018 year-end. Including IFRS 16, net borrowings was €13.59 billion, of which around €2 billion pertains to the share of lease liabilities attributable to joint operators in Eni-led upstream projects.

•	Leverage: 0.15 before the effect of IFRS 16, lower than the values at December 31, 2018. Including IFRS 16, leverage was 0.27, or 0.23 excluding the aforementioned share of lease liabilities attributable to joint operators.

•	Buy-back: share buy-back program started by the end of May; as of June 30, 2019, repurchased 3.69 million of shares for a total consideration of €52.4 million.

•	2019 interim dividend proposal: €0.43 per share[1], out of a full-year dividend of €0.86 per share.

Operating performance

•	Hydrocarbon production: 1.83 million boe/d, almost unchanged y-o-y, net of portfolio effects. The y-o-y change was affected by the termination of the Intisar production contract in Libya from the third quarter of 2018. Net of this impact and portfolio effect, production increased by 94 kboe/d, up by 5.5% due to the organic growth and lower maintenance activities;

-	start-ups and ramp-ups added 218 kboe/d, driven by the achievement of full capacity at the Libyan projects started in 2018 (Wafa compression and Bahr Essalam phase 2) and by organic growth in Egypt (the Zohr ramp-up), Ghana and Angola.

•	Start-ups of new fields:

-	Mexico: the Miztón field offshore Area 1 started up in early production, the first step in the hub development with an estimated 2.1 billion barrels of oil equivalent in place. The start-up was obtained in less than two and half years after drilling the first well and in less than one year following approval of the development plan, demonstrating the effectiveness of Eni’s distinctive fast track approach to upstream development projects;

-	Egypt: oil production started up at the SW Meleiha development area leveraging on the 2018 discoveries;

-	confirmed the planned start-ups in the second half in Egypt and in Algeria. On July 15, 2019,

1 Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receivers' taxable income.

Eni Interim Consolidated Report / Highlights

started up the Trestakk field in Norway; started up also the Berkine oil field in Algeria.

•	Exploration:

main successes:

-	in the first half new discoveries totaled 350 mmboe of exploration resources:

-	Offshore Angola: a new successful exploration campaign has led to several discoveries in Block 15/06 (Eni operator with a 36.8% interest) with the last positive outcomes in the Ndungu and Agidigbo prospects, the second and the third discoveries since the beginning of the year following the Agogo discovery and the fifth since the resumption of exploration activities in 2018. The cumulative resources found are pegged at 1.8 billion barrels of oil in place;

-	Offshore Ghana: new gas and condensates discovery made in the CTP-Block 4 (Eni operator), with estimated resources in place ranging between 550-650 bcf of gas and 18-20 mmbbl of associated condensate, representing a potential commercial discovery due to its proximity to existing production infrastructures;

-	Norwegian North Sea: new oil and gas discoveries in the PL 869 license participated by Vår Energi;

-	Offshore Egypt: made a gas discovery in the exploration permit Nour (Eni operator with a 40% interest) and near field discoveries made in the western desert with the Basma and Shemy prospects, onshore Nile delta with the El Qara North East 1 prospect and the Gulf of Suez with the Sidri South prospect. Some discoveries have already been linked to the producing facilities;

-	Vietnam: gas and condensates discovery in the exploration permit Ken Bau, Block 114 (Eni operator with a 50% interest), located offshore Vietnam.

reloading Eni’s mineral interest portfolio: in the first half of 2019, acquired new exploration acreage covering 24,200 square kilometers, mainly in the Bahrain, the UAE, Mozambique, Algeria, Norway, Ivory Coast and Egypt.

The following agreements are going to be ratified:

-	Kazakhstan/Caspian Sea: an exploration and production license in the Abay concession located in shallow water, in joint venture with the national oil company KMG;

-	Ghana: the exploration and production license of Block WB03 (Eni operator with a 70% interest), in the medium deep waters of the rich Tano basin, located near the Sankofa producing field (OCTP project);

-	Argentina: the exploration license in block MLO 124 in the South offshore (Eni operator with a 80% interest).

•	Signed agreements to divest to Qatar Petroleum:

-	a 13.75% share in the exploration blocks L11A, L11B and L12, in deep offshore Kenya;

-	a 30% interest in the Tarfaya exploration license, offshore Morocco, which includes 12 exploration blocks. At the closing date, Eni will retain a 45% interest and the operatorship;

-	a 25.5% interest in Block A5-A, offshore Mozambique, where Eni is retaining the operatorship with a 34% interest.

•	Dual exploration model: divested a 20% interest of the Merakes discovery.

•	Rovuma LNG development plan approved by the Mozambique Government for the production, liquefaction and marketing of natural gas from three reservoirs in the Mamba complex in the Area 4 offshore the Rovuma basin.

•	Signed an agreement with the Algerian national oil company Sonatrach to extend the long-term supply contract to import gas to Italy until 2027 (with the option for a two-year additional term) and the transport contract to Italy through the Tunisian onshore pipeline and the offshore one.

•	Outcome first phase arbitration with GasTerra: GasTerra’s claim for a price adjustment to the gas deliveries for the period October 1, 2012 – September 30, 2015 has been dismissed. No liability to be incurred by Eni. Release of the bank guarantee has been agreed.

Eni Interim Consolidated Report/ Highlights

•	ADNOC refinery: finalized the acquisition of the 20% interest, on July 31, 2019.

•	Gela green refinery: started up some production units.

•	EST plant at the Sannazzaro refinery: full operations expected by the third quarter 2019.

•	Completed the ramp-up at the Priolo steam-cracker in the Chemical business after the upset recorded in the first quarter.

Decarbonization, circular economy and sustainability performance

•	TRIR (Total recordable injury rate) of the workforce amounted to 0.28 confirming Eni’s commitment to boosting awareness and dissemination of the safety culture; down by 6.7% compared to the same period of 2018.

•	Energy Solutions, power generation from renewables: 40 MW of installed capacity as of June 30, 2019. In the first half, started up the construction of the following plants:

-	Badamsha, in Kazakhstan, 50 MW wind farm;

-	Porto Torres, a 31 MW solar photovoltaic plant, in Italy;

-	Katherine, in Northern Australia, 33.7 MW solar photovoltaic plant, equipped with a storage system;

-	Tataouine, in Southern Tunisia, a 10 MW photovoltaic plant, and Adam, located near the homonymous oil concession, a 5 MW photovoltaic plant.

•	Signed a number of MOUs with notable stakeholders of the civil society and among the industrial sector (Coldiretti, Maire Tecnimont, RenOils, Veritas) to develop circular economy projects, targeting mainly the recycle of solid urban waste to convert it in bio-feedstock.

•	Signed a joint declaration with the United Nations Industrial Development Organization (UNIDO), setting up a new, pioneering public-private cooperation model aimed at helping reach the UN’s Sustainable Development Goals (SDGs).

•	Started a collaboration with ENEA to research magnetic confinement fusion, in order to produce clean, safe, sustainable energy.

•	Direct emissions of GHG: 20.86 million of tCO2 eq. down by 1.8% from the first half of 2018, mainly in the upstream segment and in the chemical business.

•	GHG emission intensity in the E&P segment: 20.94 tCO2 eq.2/kboe, a 1.3% decrease y-o-y (down by 2.3% vs. full year 2018), in line with the reduction target by 2025 disclosed to the market.

•	Emissions from combustion and process were down by 0.8% to 16.38 million of tCO2 eq., mainly as result of downtimes of Versalis plants in Priolo e Porto Marghera.

•	Emissions from flaring in the E&P segment were down by 4.6% due to the achievement of the zero flaring configuration in Turkmenistan, started-up in the second half of 2018 and the optimization of gas injection at East Hub offshore Angola.

•	Emissions from methane fugitive were down by 30.8% benefitting from the enhancement of leak detection and repair programs in the upstream segment in the second half of 2018 and from the current program in the Zohr field.

•	Oil spill due to operations: down by 4.5% due to the technical measures adopted by Eni.

•	Water reinjection in the E&P segment: confirmed the positive trend with a percentage of 61% due to a strong performance at various fields.

2 Carbon dioxide equivalent (CO2eq) is a standard unit for measuring the impact of different greenhouse gas warming effect using, as a reference, the amount of CO2 that would create the same warming effect. Eni reports greenhouse gas emissions using CO2eq due to the inclusion of other greenhouse gas than carbon dioxide (CO2), such as methane (CH4) and nitrous oxide (N2O), characterized by a warming potential of respectively 25 and 298 (Source: IPCC).

Eni Interim Consolidated Report / Highlights

Key operating and financial results

		First Half
		2019	2018
Net sales from operations	(€ million)	36,980	36,071
Operating profit (loss)		4,749	5,038
Adjusted operating profit (loss) (a)		4,633	4,944
Adjusted net profit (loss) (a)(b)		1,554	1,745
- per share (c)	(€)	0.43	0.48
- per ADR (c)(d)	($)	0.97	1.16
Net profit (loss) (a)		1,516	2,198
- per share (c)	(€)	0.42	0.61
- per ADR (c)(d)	($)	0.95	1.48
Comprehensive income (b)	(€ million)	1,440	3,583
Net cash flow from operating activities	(€ million)	6,612	5,220
Net cash from operations at replacement cost(a)		6,800	5,542
Capital expenditure		4,236	4,502
of which: exploration		313	161
hydrocarbons development		2,957	3,158
Total assets at period end		124,883	118,344
Shareholders' equity including non-controlling interests at period end		51,006	50,471
Net borrowings at period end after lease liability ex IFRS 16		13,591	9,897
Net borrowings at period end before lease liability ex IFRS 16		7,869	9,897
Net capital employed at period end		64,597	60,368
of which: Exploration & Production		54,490	50,466
Gas & Power		2,673	3,527
Refining & Marketing and Chemicals		8,156	8,238
Leverage before lease liability ex IFRS 16	(%)	15	20
Leverage after lease liability ex IFRS 16		27	n.a.
Gearing		21	16
Coverage		8.6	8.1
Current ratio		1.3	1.4
Debt coverage		48.6	52.7
Share price at period end	(€)	14.61	15.91
Weighted average number of shares outstanding	(million)	3,603.5	3,601.1
Market capitalization (c)	(€ billion)	52.6	57.3

(a) Non-GAAP measure.

(b) Attributable to Eni’s shareholders.

(c) Fully diluted. Ratio of net profit (loss)/cash flow and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by Reuters (WMR) for the period presented.

(d) One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.

(e) Number of outstanding shares by reference price at period end.

Eni Interim Consolidated Report/ Highlights

		First Half
		2019	2018
Employees at period end	(number)	32,011	31,923
of which: - women		7,498	7,397
- outside Italy		10,876	11,009
Female managers	(%)	25.4	24.9
Total recordable incident rate (TRIR)	(total recordable incident/worked hours) x 1,000,000	0.28	0.30
- employees		0.15	0.35
- contractors		0.34	0.29
Fatality index	(fatal injuries per one hundred million of worked hours)	1.21	1.82
Oil spills due to operations	(barrels)	681	713
Direct GHG emissions (a)	(mmtonnes CO2eq)	20.86	21.24
of which: - from combustion and process		16.38	16.51
- from flaring		3.09	3.24
- from venting		1.03	0.97
- from methane fugitive		0.36	0.52
R&D expenditure	(€ million)	80	91
EXPLORATION & PRODUCTION
Employees at period end	(number)	11,834	12,083
Hydrocarbon production (b)	(kboe/d)	1,829	1,865
- liquids	(kbbl/d)	877	883
- natural gas	(mmcf/d)	5,194	5,359
Average hydrocarbons realizations (b)	($/boe)	45.00	45.02
Produced water re-injected	(%)	61	60
Direct GHG emissions	(mmtonnes CO2eq)	11.79	11.89
GHG emissions/100% operated hydrocarbon gross production (a)	(tonnes CO2 eq./kboe)	20.94	21.22
Community investment	(€ million)	33	23
GAS & POWER
Employees at period end	(number)	2,996	3,130
Worldwide gas sales	(bcm)	39.13	40.52
- Italy		20.46	20.96
- outside Italy		18.67	19.56
Electricity sold	(TWh)	19.39	17.71
Direct GHG emissions	(mmtonnes CO₂eq)	5.25	5.34
REFINING & MARKETING AND CHEMICALS
Employees at period end	(number)	11,162	10,941
Refinery throughputs on own account	(mmtonnes)	10.98	11.79
Retail sales of refined products in Europe		4.05	4.10
Average throughput of service stations in Europe	(kliters)	862	864
Production of petrochemical products	(ktonnes)	3,965	4,884
Sales of petrochemical products		2,140	2,615
Average petrochemical plant utilization rate	(%)	67	79
Direct GHG emissions	(mmtonnes CO2eq)	3.82	4.01
SOx emissions (sulphur oxide)	(ktonnes SO2eq)	1.92	2.38

(a) GHG emissions from methane venting have been revised following an upgrade of the estimation methodology, in line with international methodologies developed thanks to the CCMP OGMP Partnership. Prior period data of this emission category have been revised to ensure consistency in the evaluation of the performance with respect to the reduction targets of the GHGs communicated by Eni.

(b) Includes Eni's share in joint ventures and equity-accounted entities.

Eni Interim Consolidated Report / Operating review

Operating review

Exploration & Production

Production and prices

		First half
		2019	2018	Change	% Ch.
Production
Liquids	(kbbl/d)	877	883	(6)	(0.7)
Natural gas	(mmcf/d)	5,194	5,359	(165)	(3.3)
Hydrocarbons (a)	(kboe/d)	1,829	1,865	(36)	(1.9)
Average realizations
Liquids	($/bbl)	60.70	65.35	(4.65)	(7.1)
Natural gas	($/kcf)	5.26	4.51	0.75	16.5
Hydrocarbons	($/boe)	45.00	45.02	(0.02)	(0.0)

(a) For further information see note (c) in the following page.

In the first half of 2019, oil and natural gas production averaged 1,829 kboe/d, down by 2% from the first half of 2018; net of portfolio effect was substantially in line (down by 1%). Production was also affected by the termination of the Intisar production contract in Libya from the third quarter of 2018. Excluding that event, production performance was robust, leveraging on the ramp-up of the Zohr field and of projects started in 2018, mainly in Libya, Angola and Ghana (with an overall contribution of approximately 218 kboe/d), as well as on growth in Nigeria, Australia and the United Arab Emirates. These positives were partly offset by planned shutdowns in Kazakhstan and Norway, lower production in Venezuela, due to the current situation in the country, and in Indonesia due to unsteady production level reflecting decreasing gas demand in Asia, as well as mature fields declines, mainly in Italy.

Liquids production (877 kbbl/d) was substantially in line from the first half of 2018. The ramp-ups of the period in Libya, Angola and Ghana and the production growth in Nigeria and in the United Arab Emirates were offset by productive shutdowns, lower production in Venezuela and mature fields decline.

Natural gas production (5,194 mmcf/d) decreased by 165 mmcf/d, or 3% compared to in the first half of 2018. Excluding the termination of the Intisar production contract in Libya, the production performance was positive. Ramp-ups of the period were partly offset by lower production in Indonesia and Venezuela as well as by mature fields declines.

Oil and gas production sold amounted to 301 mmboe. The 30 mmboe difference over production (331 mmboe) mainly reflected volumes consumed in operations (21.6 mmboe), changes in inventory levels and other variations.

Mineral right portfolio and exploration activities

In the first half of 2019, Eni performed its operations in 43 countries. As of June 30, 2019, Eni’s mineral right portfolio consisted of 900 exclusive or shared properties for exploration and development activities for a total acreage of 390,235 square kilometers net to Eni (406,505 square kilometers net to Eni as of December 31, 2018). In the first half of 2019, changes in total net acreage mainly derived from: (i) entry in Bahrain and acquisition of new leases mainly in the United Arab Emirates, Mozambique, Algeria, Norway, Ivory Coast and Egypt for a total acreage of approximately 24,200 square kilometers; (ii) the relinquishment of licenses mainly in Portugal, Angola, Nigeria, Italy and Norway for a total acreage of approximately 6,200 square kilometers; (iii) net acreage increase also due to interest changes mainly in Myanmar and the United States for a total acreage of 700 square kilometers; and (iv) net acreage decrease also due to interest reduction mainly in Oman, Indonesia and Pakistan for a total acreage of 35,000 square kilometers.

In the first half of 2019, a total of 19 new exploratory wells were drilled (10.1 being Eni’s share), as compared to 10 exploratory wells drilled in the first half of 2018 (6.8 being Eni’s share).

Eni Interim Consolidated Report / Operating review

PRODUCTION OF OIL AND NATURAL GAS BY REGION

		First half
		2019	2018
Production of oil and natural gas (a)(b)(c)	(kboe/d)	1,829	1,865
Italy		127	143
Rest of Europe		157	201
North Africa		379	430
Egypt		339	275
Sub-Saharan Africa		380	351
Kazakhstan		134	137
Rest of Asia		179	164
Americas		106	143
Australia and Oceania		28	21
Production sold (a)	(mmboe)	301	316

PRODUCTION OF LIQUIDS BY REGION

		First half
		2019	2018
Production of liquids	(kbbl/d)	877	883
Italy		54	64
Rest of Europe		94	120
North Africa		170	150
Egypt		72	79
Sub-Saharan Africa		259	249
Kazakhstan		86	88
Rest of Asia		82	66
Americas		58	65
Australia and Oceania		2	2

PRODUCTION OF NATURAL GAS BY REGION

		First half
		2019	2018
Production of natural gas	(mmcf/d)	5,194	5,359
Italy		395	434
Rest of Europe		346	446
North Africa		1,144	1,525
Egypt		1,456	1,066
Sub-Saharan Africa		660	557
Kazakhstan		261	266
Rest of Asia		532	534
Americas		261	423
Australia and Oceania		139	108

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of hydrocarbons consumed in operation (119 and 105 kboe/d in the first half of 2019 and 2018, respectively).

(c) Cumulative daily production of 15 kboe/d (2.8 mmboe) (mainly gas), for which the buyer, state-owned oil company, has paid the price without lifiting the underlying volume due to the take-or-pay clause, as part of a long-term supply agreement. Management has ascertained that it is highly likely that the buyer will not redeem its contractual right to lift the pre-paid vomues in future reporting periods within the contractual terms. This payment has classified in the financial statements as revenue according to IFRS 15, because Eni has fulfilled its performance obligation.

Eni Interim Consolidated Report / Operating review

Gas & Power

Supply of natural gas

In the first half of 2019, Eni’s consolidated subsidiaries supplied 37.79 bcm of natural gas, with a decrease of 1.01 bcm or 2.6% from the first half of 2018.

Gas volumes supplied outside Italy from consolidated subsidiaries (34.91 bcm), imported in Italy or sold outside Italy, represented approximately 92% of total supplies, with a decrease of 1.05 bcm or down by 2.9% from the first half of 2018 mainly reflecting lower volumes purchased in Algeria (down by 2.75 bcm), Indonesia (down by 0.72 bcm), and the Netherlands (down by 0.64 bcm) partially offset by higher purchases in Libya. Supplies in Italy (2.88 bcm) slightly increased by 1.4% from the first half of 2018.

		First half
	(bcm)	2019	2018	Change	% Ch.
Italy		2.88	2.84	0.04	1.4
Russia		13.29	13.29
Algeria (including LNG)		3.73	6.48	(2.75)	(42.4)
Libya		2.90	1.80	1.10	61.1
Netherlands		1.76	2.40	(0.64)	(26.7)
Norway		3.52	3.74	(0.22)	(5.9)
United Kingdom		0.90	1.02	(0.12)	(11.8)
Indonesia (LNG)		0.88	1.60	(0.72)	(45.0)
Qatar (LNG)		1.50	1.42	0.08	5.6
Other supplies of natural gas		5.00	3.13	1.87	59.7
Other supplies of LNG		1.43	1.08	0.35	32.4
Outside Italy		34.91	35.96	(1.05)	(2.9)
TOTAL SUPPLIES OF ENI'S CONSOLIDATED SUBSIDIARIES		37.79	38.80	(1.01)	(2.6)
Offtake from (input to) storage		0.15	0.38	(0.23)	(60.5)
Network losses, measurement differences and other changes		(0.12)	(0.07)	(0.05)	(71.4)
AVAILABLE FOR SALE BY ENI'S CONSOLIDATED SUBSIDIARIES		37.82	39.11	(1.29)	(3.3)
Available for sale by Eni's affiliates		1.31	1.41	(0.10)	(7.1)
TOTAL AVAILABLE FOR SALE		39.13	40.52	(1.39)	(3.4)

Sales

		First half
		2019	2018	Change	% Ch.
PSV	(€/kcm)	200	242	(42)	(17.5)
TTF		167	225	(58)	(25.9)
Natural gas sales	(bcm)
Italy		20.46	20.96	(0.50)	(2.4)
Rest of Europe		13.97	15.42	(1.45)	(9.4)
of which: Importers in Italy		2.12	1.38	0.74	53.6
European markets		11.85	14.04	(2.19)	(15.6)
Rest of World		4.70	4.14	0.56	13.5
Worldwide gas sales		39.13	40.52	(1.39)	(3.4)
of which: LNG sales		4.90	5.40	(0.50)	(9.3)
Power sales	(TWh)	19.39	17.71	1.68	9.5

In the first half of 2019, natural gas sales were 39.13 bcm, down by 3.4% from the first half of 2018.

Sales in Italy were down by 2.4% to 20.46 bcm, mainly due to lower sales marketed to wholesalers and hub, partly offset by higher sales to the thermoelectric and industrial segments. Sales in European

Eni Interim Consolidated Report / Operating review

markets (11.85 bcm) decreased by 15.6% mainly reflecting initiatives of portfolio optimization and lower sales to Botas.

Power sales were 19.39 TWh in the first half of 2019 and increased by 9.5% mainly as result of higher volumes marketed to the free market and to the Italian power exchange.

		First half
	(bcm)	2019	2018	Change	%Ch.
ITALY		20.46	20.96	(0.50)	(2.4)
- Wholesalers		4.48	5.25	(0.77)	(14.7)
- Italian exchange for gas and spot markets		6.15	6.49	(0.34)	(5.2)
- Industries		2.62	2.42	0.20	8.3
- Small and medium-sized enterprises and services		0.49	0.47	0.02	4.3
- Power generation		1.05	0.74	0.31	41.9
- Residential		2.62	2.66	(0.04)	(1.5)
- Own consumption		3.05	2.93	0.12	4.1
INTERNATIONAL SALES		18.67	19.56	(0.89)	(4.6)
Rest of Europe		13.97	15.42	(1.45)	(9.4)
- Importers in Italy		2.12	1.38	0.74	53.6
- European markets		11.85	14.04	(2.19)	(15.6)
Iberian Peninsula		2.21	2.33	(0.12)	(5.2)
Germany/Austria		0.84	1.13	(0.29)	(25.7)
Benelux		1.79	2.91	(1.12)	(38.5)
UK		0.90	1.23	(0.33)	(26.8)
Turkey		3.04	3.44	(0.40)	(11.6)
France		2.55	2.72	(0.17)	(6.3)
Other		0.52	0.28	0.24	85.7
Rest of World		4.70	4.14	0.56	13.5
WORLDWIDE GAS SALES		39.13	40.52	(1.39)	(3.4)
of which: LNG sales		4.9	5.4	(0.5)	(9.3)

		First half
	(bcm)	2019	2018	Change	%Ch.
Total sales of subsidiaries		37.76	38.94	(1.18)	(3.0)
Italy (including own consumption)		20.46	20.96	(0.50)	(2.4)
Rest of Europe		13.23	14.42	(1.19)	(8.3)
Outside Europe		4.07	3.56	0.51	14.3
Total sales of Eni's affiliates (net to Eni)		1.37	1.58	(0.21)	(13.3)
Rest of Europe		0.74	1.00	(0.26)	(26.0)
Outside Europe		0.63	0.58	0.05	8.6
WORLDWIDE GAS SALES		39.13	40.52	(1.39)	(3.4)

LNG sales

		First half
	(bcm)	2019	2018	Change	%Ch.
Europe		2.8	2.4	0.4	16.7
Outside Europe		2.1	3.0	(0.9)	(30.0)
TOTAL LNG SALES		4.9	5.4	(0.5)	(9.3)

LNG sales (4.9 bcm, included in worldwide gas sales) mainly concerned LNG from Qatar, Nigeria, Indonesia and Oman and mainly marketed in Europe, China, Pakistan and Japan.

Eni Interim Consolidated Report / Operating review

Refining & Marketing and Chemicals

		First half
		2019	2018	Change	% Ch.
Standard Eni Refining Margin (SERM)	($/bbl)	3.6	3.5	0.1	2.9
Throughputs in Italy	(mmtonnes)	10.19	10.35	(0.16)	(1.6)
Throughputs in the rest of Europe		0.79	1.44	(0.65)	(45.0)
Total throughputs		10.98	11.79	(0.81)	(6.9)
Average refineries utilization rate	(%)	87	92	(5)
Green throughputs	(ktonnes)	100	125	(25)	(20.0)
Marketing
Retail sales in Europe	mmtonnes	4.05	4.10	(0.05)	(1.2)
Retail market share in Italy	(%)	23.9	24.0	(0.1)
Wholesale sales in Europe	(mmtonnes)	4.83	5.04	(0.21)	(4.2)
Chemicals
Sales of petrochemical products	(mmtonnes)	2.16	2.54	(0.38)	(15.0)
Average plant utilization rate	(%)	67	79	(12)

Refining & Marketing

In the first half of 2019, Eni’s Standard Refining Margin – SERM – was 3.6 $/barrel. The trading environment for complex throughputs was markedly down in the first half 2019 due to narrowing price differentials between heavy/sour crudes and the Brent benchmark crude, resulting in heavy crudes trading at a premium vs. the Brent for most of the first half, driven by a shortfall in heavy supplies due to the production cuts of OPEC and a fall in exports from Venezuela and Iran.

Eni refining throughputs were 10.98 mmtonnes, down by 6.9% from the first half of 2018, due to higher maintenance standstills at the Sannazzaro site and to the unavailability of the Vohburg plant (Bayernoil) following the event occurred in September 2018, as well as the maintenance standstill at the PCK refinery in Germany driven by lower availability of Ural crude oil for the Druzhba pipeline contamination. Decreased by 5 percentage points the average plant utilization rate (87%).

Volumes of biofuels produced at the Venice Green refinery decreased by 20% due to the planned maintenance shutdown.

		First half
	(mmtonnes)	2019	2018	Change	%Ch.
Retail		2.86	2.88	(0.02)	(0.7)
Wholesale		3.67	3.57	0.10	2.8
Petrochemicals		0.42	0.49	(0.07)	(14.3)
Other sales		5.69	5.63	0.06	1.1
Sales in Italy		12.64	12.57	0.07	0.6
Retail rest of Europe		1.19	1.22	(0.03)	(2.5)
Wholesale rest of Europe		1.16	1.47	(0.31)	(21.1)
Wholesale outside Europe		0.23	0.23
Other sales		0.59	0.57	0.02	3.5
Sales outside Italy		3.17	3.49	(0.32)	(9.2)
TOTAL SALES OF REFINED PRODUCTS		15.81	16.06	(0.25)	(1.6)

In the first half of 2019, sales volumes of refined products (15.81 mmtonnes) were down by 0.25 mmtonnes or by 1.6% from the first half of 2018.

Retail sales in Italy of 2.86 mmtonnes are almost unchanged compared to the previous reporting period. The slight increase reported in the company-owned fuel stations was offset by reductions in the other segments. Eni’s retail market share was 23.9% (24% in the first half of 2018).

Eni Interim Consolidated Report / Operating review

As of June 30, 2019, Eni’s retail network in Italy consisted of 4,204 service stations, recording a decrease from June 30, 2018 (4,261 service stations), resulting from the negative balance of acquisitions/releases of lease concessions (51 units) and the closing of 6 low throughput service stations.

Average throughput (862 kliters) slightly decreased by 2 kliters from the first half of 2018 (864 kliters).

Wholesale sales in Italy were 3.67 mmtonnes, up by 2.8% from the first half of 2018 mainly due to higher sales of gasoil and gasoline, partially offset by lower volumes of jet fuel and bunker.

Supplies of feedstock to the petrochemical industry (0.42 mmtonnes) decreased by 14.3%.

Retail and wholesale sales in the rest of Europe of 2.35 mmtonnes were down by 13% from the first half of 2018 as result of lower volumes marketed in Germany due to the unavailability of the Bayernoil plant and in France, partly offset by higher sales in Switzerland and Austria.

Other sales in Italy and outside Italy (6.28 mmtonnes) were substantially in line with first half of 2018 (up by 1%).

Retail and wholesale sales of refined products		First half
	(mmtonnes)	2019	2018	Change	%Ch.
Italy		6.53	6.45	0.08	1.2
Retail sales		2.86	2.88	(0.02)	(0.7)
Gasoline		0.71	0.70	0.01	1.4
Gasoil		1.94	1.97	(0.03)	(1.5)
LPG		0.19	0.19
Others		0.02	0.02
Wholesale sales		3.67	3.57	0.10	2.8
Gasoil		1.62	1.47	0.15	10.2
Fuel Oil		0.03	0.04	(0.01)	(25.0)
LPG		0.10	0.11	(0.01)	(9.1)
Gasoline		0.22	0.20	0.02	10.0
Lubricants		0.04	0.04
Bunker		0.37	0.42	(0.05)	(11.9)
Jet Fuel		0.91	0.96	(0.05)	(5.2)
Others		0.38	0.33	0.05	15.2
Outside Italy (retail+wholesale)		2.57	2.92	(0.35)	(11.8)
Gasoline		0.62	0.63	(0.01)	(1.6)
Gasoil		1.41	1.61	(0.20)	(12.5)
Jet Fuel		0.13	0.19	(0.06)	(32.6)
Fuel Oil		0.04	0.08	(0.04)	(50.0)
Lubricants		0.04	0.05	(0.01)	(20.0)
LPG		0.24	0.25	(0.01)	(4.0)
Others		0.09	0.10	(0.01)	(10.0)
TOTAL RETAIL AND WHOLESALE SALES		9.10	9.37	(0.27)	(2.8)

Eni Interim Consolidated Report / Operating review

Chemicals

		First half
	(ktonnes)	2019	2018	Change	%Ch.
Intermediates		2,824	3,663	(839)	(22.9)
Polymers		1,141	1,221	(80)	(6.6)
Production		3,965	4,884	(919)	(18.8)
Consumption and losses		(2,012)	(2,461)	449	18.2
Purchases and change in inventories		205	117	88	75.2
TOTAL AVAILABILITY		2,158	2,540	(382)	(15.0)
Intermediates		1,231	1,566	(335)	(21.4)
Polymers		927	974	(47)	(4.8)
TOTAL SALES		2,158	2,540	(382)	(15.0)

Petrochemical production of 3,965 ktonnes decreased by 919 ktonnes (down by 18.8%) mainly due to the unavailability of the Priolo steam-cracker and an unplanned downtime at the Porto Marghera steam-cracker.

Petrochemical sales of 2,158 ktonnes decreased by 382 ktonnes (down by 15%) mainly in the intermediates business due to lower sales of ethylene and propylene, following product unavailability at Priolo and Porto Marghera, affected by the aforementioned events. Sales decreased in the polyethylene and styrenics businesses due to a weak demand in Europe, as well as in the elastomers business following a slowdown in the automotive sector.

The benchmark prices of the main chemical commodities (ethylene, benzene, styrene) were overall lower than in the first half of 2018, with a percentage reduction ranging from 5% to 20%, basically higher compared to the reduction of virgin naphtha prices (down by 10%).

Eni Interim Consolidated Report / Financial review and other information

Financial review

Transition to IFRS 16

Effective January 1 2019, Eni has adopted the new accounting standard “IFRS 16 – Leases”, which has replaced IAS 17. IFRS 16 defines a lease as a contract that conveys to the lessee the right to control the use of an identified asset for a period of time in exchange for consideration. The new IFRS eliminates the classification of leases as either operating leases or finance leases for the preparation of lessees’ financial statements.

On initial application, Eni elected to adopt the modified retrospective approach, by recognizing the cumulative effect of initially applying the new standard as an adjustment to the opening balance at January 1, 2019, without restating the comparative information. Furthermore, management opted to not reassess each contract existing at January 1, 2019, by applying IFRS 16 to all contracts previously identified as leases (under IAS 17 and IFRIC 4), while not applying IFRS 16 to the contracts that were not previously identified as leases.

The accounting of the new standard applies to all leases that have a lease term of more than 12 months and requires:

- in the balance sheet, to recognize a right-of-use asset, that represents a lessee’s right to use an underlying asset (RoU asset), and a lease liability, that represents the lessee’s obligation to make the contractual lease payments;

- in the profit and loss account, to recognize, within operating costs, the depreciation charges of the right-of-use asset and, within finance expense, the interest expense on the lease liability, if not capitalized, rather than recognizing the operating lease payments within operating costs under IAS 17, effective until year 2018. The depreciation charges of the right-of-use asset and the interest expense on the lease liability directly attributable to the construction of an asset are capitalized as part of the cost of such asset and subsequently recognised in the profit and loss account through depreciation, impairments or write-off, mainly in the case of exploration assets. Moreover, the profit and loss account will include: (i) the lease expenses relating to short-term leases or leases of low-value assets, as allowed under the simplified approach provided for by IFRS 16; and (ii) the variable lease payments that are not included in the measurement of the lease liability (e.g., payments based on the use of the underlying asset);

- in the statement of cash flows, to recognize cash payments for the principal portion of the lease liability within the net cash used in financing activities and interest expenses within the net cash provided by operating activities, if they are recognized in the profit and loss account, or within the net cash used in investing activities if they are capitalized as referred to leased assets that are used for the construction of other assets. Consequently, compared with the requirements of IAS 17 related to operating leases, the adoption of IFRS 16 was determined a significant impact in the statement of cash flows, by determining: (a) an improvement of the net cash provided by operating activities, which no longer includes the operating lease payments, not capitalized, but only includes the cash payments for the interest portion of the lease liability that are not capitalised; (b) an improvement of the net cash used in investing activities, which no longer includes capitalized lease payments, but only includes cash payments for the capitalized interest portion of the lease liability; and (c) a worsening in the net cash used in financing activities, which includes cash payments for the principal portion of the lease liability.

Activities in the Exploration & Production segment are often carried out through unincorporated joint operations, managed by one of the partners (the operator), who is responsible for carrying out the operations and approving work programmes. When the operator enters into a lease contract as the sole signatory, the operator manages the lease contract, makes lease payments to the lessor and recovers the share of lease expenses pertaining to the joint operators through a partner billing process. On this regard, the indications of the IFRS Interpretations Committee (hereinafter also the IFRIC) issued in September 2018 apply, which were confirmed at its March 2019 meeting. In particular, the IFRIC indicated that, in the case of unincorporated joint operations, the operator recognises the entire lease liability, as, by signing the contract, it has primary responsibility for the liability towards the third-party supplier. Therefore, if, based on the contractual provisions and any other relevant facts and circumstances, Eni has primary responsibility, it recognises in the balance sheet: (i) the entire lease

Eni Interim Consolidated Report / Financial review and other information liability and (ii) the entire RoU asset, unless there is a sublease with the joint operators. On the other hand, if the lease contract is signed by all the partners of the venture, Eni recognises its share of the RoU asset and lease liability based on its working interest. If Eni does not have primary responsibility for the lease liability, it does not recognise any RoU asset or lease liability related to the lease contract.

The impact of the IFRS 16 adoption on opening balance 2019 and net borrowings is furnished on pages 22 and 32. For further information, see notes to the condensed consolidated interim financial statements.

Profit and loss account

		First Half
	(€ million)	2019	2018	Change	% Ch.
Net sales from operations		36,980	36,071	909	2.5
Other income and revenues		644	838	(194)	(23.2)
Operating expenses		(28,590)	(28,231)	(359)	(1.3)
Other operating income (expense)		30	89	(59)	(66.3)
Depreciation, depletion, amortization		(3,826)	(3,606)	(220)	(6.1)
Impairment reversals (impairment losses), net		(311)	(102)	(209)	..
Write-off of tangible and intangible assets		(178)	(21)	(157)	..
Operating profit (loss)		4,749	5,038	(289)	(5.7)
Finance income (expense)		(552)	(621)	69	11.1
Income (expense) from investments		146	474	(328)	(69.2)
Profit (loss) before income taxes		4,343	4,891	(548)	(11.2)
Income taxes		(2,823)	(2,686)	(137)	(5.1)
Tax rate (%)		65.0	54.9	10.1
Net profit (loss)		1,520	2,205	(685)	(31.1)
attributable to:
- Eni's shareholders		1,516	2,198	(682)	(31.0)
- Non-controlling interest		4	7	(3)	(42.9)

Reported results

In the first half 2019, net profit attributable to Eni’s shareholders was €1,516 million compared to €2,198 million in the same period of 2018, down by 31%. The reported operating profit of €4,749 million slightly decreased despite a negative trading environment in almost all business units and the de-recognition from January 1, 2019 of the former subsidiary Eni Norge which was involved in the business combination leading to the establishment of the equity-accounted entity Vår Energi. The improved operating performance was driven by better results at the E&P segment due to the higher contribution of more profitable barrels, while the appreciation of the US dollar vs. the Euro (up by 7%) helped mitigate the impact of lower crude oil and European gas prices. The G&P segment posted improved results driven by growth in the retail business as well as the restructuring of the portfolio of long-term gas supply contracts. The R&M business reported positive results, driven by a solid result in marketing activity which offset the exceptionally unfavorable scenario for complex refineries and the unavailability of some plants following extraordinary events. The Chemical business reported weak results caused by an incident at the Priolo steam-cracker occurred in the first quarter of 2019 and an unplanned downtime of the Porto Marghera steam-cracker, as well as by an unfavorable trading environment.

Net profit also benefitted from an improved finance income reflecting the fact that the first half 2018 result were negatively affected by the write-off of financing receivables taken in connection with an unsuccessful exploration project in the Black Sea.

The first half 2019 result was negatively affected by lower net income from investments (down by €328 million) as a result of a write-up of €423 million made at the Angola LNG equity accounted entity in 2018, as well as a 10 percentage point increase in the Group tax rate.

The adoption of IFRS 16 determined a €116 million improvement in the reported operating profit due to fees for the rental of assets no longer being recognized as an expense, partly offset by the recognition of the amortization of the right-of-use assets, equal to the present value of the lease liabilities. Instead, net

Eni Interim Consolidated Report / Financial review and other information profit decreased by €49 million as the improved operating profit was more than offset by interest charges accrued on the lease liabilities.

The following table shows the main scenario indicators reported in the first half of 2019:

	First Half
	2019	2018	% Ch.
Average price of Brent dated crude oil in U.S. dollars (a)	66.01	70.55	(6.4)
Average EUR/USD exchange rate (b)	1.130	1.210	(6.6)
Average price of Brent dated crude oil in euro	58.42	58.31	0.2
Standard Eni Refining Margin (SERM) (c)	3.6	3.5	2.9
PSV (d)	200	242	(17.5)
TTF (d)	167	225	(25.9)

(a) Price per barrel. Source: Platt’s Oilgram.

(b) Source: ECB.

(c) In $/bbl FOB Mediterranean Brent dated crude oil. Source: Eni calculations. Approximates the margin of Eni's refining system in consideration of material balances and refineries' product yields.

(d) €/kcm.

Adjusted results and breakdown of special items

	First Half
(€ million)	2019	2018	Change	% Ch.
Operating profit (loss)	4,749	5,038	(289)	(5.7)
Exclusion of inventory holding (gains) losses	(346)	(354)
Exclusion of special items (a)	230	260
Adjusted operating profit (loss)	4,633	4,944	(311)	(6.3)
Breakdown by segment:
Exploration & Production	4,448	4,827	(379)	(7.9)
Gas & Power	418	430	(12)	(2.8)
Refining & Marketing and Chemicals	(7)	144	(151)	..
Corporate and other activities	(264)	(331)	67	20.2
Impact of unrealized intragroup profit elimination and other consolidation adjustments (b)	38	(126)	164
Net profit (loss) attributable to Eni's shareholders	1,516	2,198	(682)	(31.0)
Exclusion of inventory holding (gains) losses	(244)	(251)
Exclusion of special items (a)	282	(202)
Adjusted net profit (loss) attributable to Eni's shareholders	1,554	1,745	(191)	(10.9)

(a) For further information see table in the following page.

(b) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities and services recorded in the assets of the purchasing business segment as of the end of the period.

In the first half of 2019, Eni’s consolidated adjusted operating profit of €4,633 million decreased by 6% compared to the same period of 2018. Excluding on a-like-for-like comparison the effect of the loss of control over Eni Norge on the 2018 results, and net of scenario and IFRS 16 accounting effects, adjusted operating profit increased by 7%. The E&P segment reported a 5% increase in operating profit excluding the impact of the Vår Energi deal, IFRS 16 accounting and the weaker trading environment affected by lower crude oil and European gas prices, partly offset by positive foreign currency translation differences. This improvement was driven by a positive performance in volume/mix due to rising contribution of barrels with higher-than-average profitability partly offset by higher write-off expenses related to unsuccessful exploration projects. The G&P segment reported an adjusted operating profit of €418 million, down by 3%, due to lower LNG sale margins reflecting a demand slowdown in Asian markets partly offset by the improved performance of the gas retail business. The Refining & Marketing business exhibited a profit recovery driven by a robust performance in the marketing activity and refinery optimization, which more than offset an unfavorable trading environment affecting complex refineries. Instead, the Chemical business result reflected the gradual ramp-up of the Priolo steam-cracker and an unplanned downtime of the Porto Marghera steam-cracker affecting production and impacting volumes, as well as a prolonged downturn in the main commodity segments, particularly in the elastomers.

Adjusted net profit of €1,554 million decreased by 11% due to a lower operating performance, partly offset by the fact that the first half of 2018 was negatively affected by the write-off of financing receivables taken in connection with an unsuccessful exploration project executed by a joint venture in the Black Sea. The adjusted tax rate was 63.4% and increased by approximately 3 percentage points

Eni Interim Consolidated Report / Financial review and other information from the first half of 2018, due to a higher share of taxable income reported by the Exploration & Production segment in Countries subject to higher-than-average tax rates.

	First Half
(€ million)	2019	2018
Special items of operating profit (loss)	230	260
Environmental charges	76	152
Impairment losses (impairment reversals), net	311	102
Net gains on disposal of assets	(23)	(425)
Risk provisions	6	345
Provisions for redundancy incentives	9	5
Commodity derivatives	(211)	(177)
Exchange rate differences and derivatives	47	40
Other	15	218
Net finance (income) expense	7	(27)
of which:
- exchange rate differences and derivatives reclassified to operating profit (loss)	(47)	(40)
Net income (expense) from investments	27	(315)
of which:
- impairment/revaluation of equity investments		(321)
Income taxes	18	(120)
of which:
- net impairment of deferred tax assets of Italian subsidiaries	9	(73)
- taxes on special items of operating profit and other special items	9	(47)
Total special items of net profit (loss)	282	(202)

The breakdown by segment of special items of operating profit (a net charge of €230 million) is the following:

•	The E&P segment recorded net charges of €23 million relating to: an allowance for doubtful accounts as part of a dispute to recover credits for investments due by a State counterparty to align the recoverable amount with the expected outcome of an ongoing renegotiation (€37 million) and the impairment of certain assets to align the book value to fair value (€22 million) as well as certain risk provisions. Special gains related to cost reimbursement following the divestment of an interest in the Nour field (€13 million);
•	The G&P segment reported net gains of €35 million including: (i) the effect of fair-valued commodity derivatives that lacked the formal criteria to be accounted as hedges under IFRS (gains of €215 million); (ii) the positive balance of €40 million related to derivative financial instruments used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables. These gains were partially offset by a charge given by the difference between the change in gas inventories accounted under the weighted-average cost method provided by IFRS and management’s own measure of inventories which moves forward at the time of inventory drawdown the margins captured on volumes in inventories above their normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (€151 million);
•	The R&M and Chemicals segment reported net charges of €211 million including: (i) impairment losses (€287 million) relating to the Sannazzaro refinery driven by a revised management outlook for trends in the relative prices of heavy/sour crude vs. the Brent benchmark leading to the projections of lower margins for complex refineries, as well as the write-down of capital expenditure made in the period at certain Cash Generating Units in the R&M business, which were impaired in previous reporting periods and continued to lack any profitability prospects; (ii) environmental provisions (€85 million). These charges were partly offset by an insurance compensation (€169 million) relating to the EST plant at the Sannazzaro refinery.

Eni Interim Consolidated Report / Financial review and other information

Analysis of profit and loss account items

Revenues

	First Half
(€ million)	2019	2018	Change	% Ch.
Exploration & Production	11,524	11,824	(300)	(2.5)
Gas & Power	27,161	26,777	384	1.4
Refining & Marketing and Chemicals	11,531	11,991	(460)	(3.8)
- Refining & Marketing	9,604	9,661	(57)	(0.6)
- Chemicals	2,141	2,615	(474)	(18.1)
- Consolidation adjustments	(214)	(285)
Corporate and other activities	766	744	22	3.0
Consolidation adjustments	(14,002)	(15,265)	1,263
Net sales from operations	36,980	36,071	909	2.5
Other income and revenues	644	838	(194)	(23.2)
Total revenues	37,624	36,909	715	1.9

Total revenues amounted to €37,624 million, up by 1.9% from the first half of 2018. Eni’s net sales from operations in the first half of 2019 (€36,980 million) increased by €909 million or 2.5% from the first half of 2018.

Finance income (expense)

	First Half
(€ million)	2019	2018	Change
Finance income (expense) related to net borrowings	(476)	(282)	(194)
- Finance expense on short and long-term debt	(378)	(311)	(67)
- Interest expense for lease liabilities	(190)		(190)
- Net interest due to banks	11	9	2
- Net income from financial activities held for trading	78	17	61
- Net income from receivables and securities for non-financing operating activities	3	3
Income (expense) on derivative financial instruments	(21)	(273)	252
- Derivatives on exchange rate	(3)	(304)	301
- Derivatives on interest rate	(18)	31	(49)
Exchange differences, net	70	233	(163)
Other finance income (expense)	(171)	(325)	154
- Net income from receivables and securities for financing operating activities	53	86	(33)
- Finance expense due to the passage of time (accretion discount)	(147)	(128)	(19)
- Other finance income (expense)	(77)	(283)	206
	(598)	(647)	49
Finance expense capitalized	46	26	20
	(552)	(621)	69

Net finance expense (€552 mililion) decreased by €69 million from the first half of 2018. The main drivers were: (i) a positive change of €138 million relating to exchange rate differences (down by €163 million) and exchange rate derivatives (up by €301 million), with the latter being recognized through profit because such derivatives did not meet the formal criteria to be designed as hedges under IFRS 9. This trend is due to the appreciation of the US dollar vs Euro; and (ii) a decrease of other finance expense reflecting the fact that the first half of 2018 were negatively affected by the write-off of financing receivables taken in connection with an unsuccessful exploration project in the Black Sea (€220 million). These increases were partially offset by the interest expense recorded on the lease liability (€190 million).

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Net income (expense) from investments

	First Half
(€ million)	2019	2018	Change
Share of profit (loss) from equity-accounted investments	52	401	(349)
Dividends	89	79	10
Net gains (losses) on disposals	4	(6)	10
Other income (expense), net	1		1
	146	474	(328)

Net income from investments amounted to €146 million and related mainly to:

-	dividends of €89 million were received by non-controlling interests measured at fair value through other comprehensive income and mainly related to Nigeria LNG (€64 million) and Saudi European Petrochemical Co. (€19 million);
-	Eni’s share of results of the equity accounted entities for an overall net profit of €52 million benefitted from the recognition of the Exploration & Production JV Vår Energi’s result (€65 million).

Eni Interim Consolidated Report / Financial review and other information

Summarized Group Balance Sheet1

(€ million)	Jun. 30, 2019	Impact of IFRS 16 adoption as of January 1, 2019	Dec. 31, 2018	Change
Fixed assets
Property, plant and equipment	61,430		60,302	1,128
Right of use	5,488	5,643		5,488
Intangible assets	3,154		3,170	(16)
Inventories - Compulsory stock	1,427		1,217	210
Equity-accounted investments and other investments	7,108		7,963	(855)
Receivables and securities held for operating purposes	1,395		1,314	81
Net payables related to capital expenditure	(2,495)		(2,399)	(96)
	77,507	5,643	71,567	5,940
Net working capital
Inventories	4,569		4,651	(82)
Trade receivables	9,416		9,520	(104)
Trade payables	(10,679)	128	(11,645)	966
Tax payables and provisions for, net deferred tax liabilities	(2,192)		(1,104)	(1,088)
Provisions	(12,344)		(11,886)	(458)
Other current assets and liabilities	(717)	(12)	(860)	143
	(11,947)	116	(11,324)	(623)
Provisions for employee post-retirements benefits	(1,173)		(1,117)	(56)
Assets held for sale including related liabilities	210		236	(26)
CAPITAL EMPLOYED, NET	64,597	5,759	59,362	5,235

Eni's shareholders equity	50,949		51,016	(67)
Non-controlling interest	57		57
Shareholders' equity	51,006		51,073	(67)
Net borrowings before lease liabilities ex IFRS 16	7,869		8,289	(420)
Lease liabilities	5,722	5,759		5,722
- of which Eni working interest	3,724	3,730		3,724
- of which Joint operators' working interest	1,998	2,029		1,998
Net borrowings	13,591	5,759	8,289	5,302
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	64,597	5,759	59,362	5,235
Leverage before lease liability ex IFRS 16	0.15		0.16	(0.01)
Leverage after lease liability ex IFRS 16	0.27		n.a.
Gearing	0.21		0.14	0.07

As of June 30, 2019, fixed assets increased by €5,940 million to €77,507 million mainly due to the initial recognition of the right-of-use asset for €5,643 million following the adoption of IFRS 16. Furthermore, the increase in the line item property, plant and equipment (up by €1,128 million) reflected capital expenditure for the period (€4,236 million) and an upward revision to asset retirement obligations. These were partly offset by amortization, depletion, impairments and write-off (€4,315 million) recorded in the period. The reduction in the line item “Equity accounted investments and other investments” is due to the dividend payment made by the equity-accounted entity Vår Energi.

Net working capital (-€11,947 million) decreased by €623 million due to increased tax payables as a result of the recognition of income taxes in the period and provisions for net deferred tax liabilities, partly offset by lower trade payables.

Shareholders’ equity including non-controlling interest (€51,006 million) was almost unchanged compared to December 31, 2018. Net profit for the period and a small increase in foreign currency translation differences were offset by the payment of the 2018 balance dividend (€1,476 million) and a negative change in the fair value of the cash flow hedge reserve (-€564 million).

Net borrowings2 as at June 30, 2019 was €13,591 million and increased by €5,302 million from 2018. This increase was driven by the initial recognition of the lease liabilities upon the adoption of IFRS 16, which amounted to €5,759 million and included the reclassification of €128 million for certain trade payables due in connection with the hiring of assets, which were outstanding as at January 1, 2019. The effect of the adoption of IFRS 16 on the Group net borrowings totalled approximately €2 billion, driven by

1 For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes”.

2 Details on net borrowings are furnished on page 32.

Eni Interim Consolidated Report / Financial review and other information lease liabilities pertaining to joint operators in Eni-led upstream unincorporated joint ventures, which will be recovered through a partner-billing process. Excluding the overall impact of the adoption of IFRS 16, net borrowings was re-determined at €7,869 million, decreasing by €420 million compared to December 31, 2018

As of June 30, 2019, the ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage3 – was 0.27 due to the step up in net borrowings driven by the adoption of IFRS 16. The impact of the lease liability pertaining to joint operators in Eni-led upstream unincorporated joint ventures weighted on leverage for approximately 4 points. Excluding altogether the impact of IFRS 16, leverage would come at 0.15.

Summarized Group Cash Flow Statement 4

	First Half
(€ million)	2019	2018	Change
Net profit (loss)	1,520	2,205	(685)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
- depreciation, depletion and amortization and other non monetary items	4,284	3,663	621
- net gains on disposal of assets	(26)	(418)	392
- dividends, interests and taxes	3,183	2,783	400
Changes in working capital related to operations	(534)	(676)	142
Dividends received by equity investments	1,155	100	1,055
Taxes paid	(2,516)	(2,134)	(382)
Interests (paid) received	(454)	(303)	(151)
Net cash provided by operating activities	6,612	5,220	1,392
Capital expenditure	(4,236)	(4,502)	266
Investments	(51)	(131)	80
Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	38	1,261	(1,223)
Other cash flow related to capital expenditure, investments and disposals	41	693	(652)
Free cash flow	2,404	2,541	(137)
Borrowings (repayment) of debt related to financing activities (a)	(122)	(59)	(63)
Changes in short and long-term financial debt	(663)	(974)	311
Repayment of lease liabilities	(397)		(397)
Dividends paid and changes in non-controlling interests and reserves	(1,525)	(1,443)	(82)
Effect of changes in consolidation, exchange differences and cash and cash equivalent	2	12	(10)
NET CASH FLOW	(301)	77	(378)

	First Half
(€ million)	2019	2018	Change
Free cash flow	2,404	2,541	(137)
Repayment of lease liabilities	(397)		(397)
Net borrowings of acquired companies		(2)	2
Net borrowings of divested companies		(5)	5
Exchange differences on net borrowings and other changes	(62)	(72)	10
Dividends paid and changes in non-controlling interest and reserves	(1,525)	(1,443)	(82)
CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	420	1,019	(599)
IFRS 16 first application effect	(5,759)		(5,759)
Repayment of lease liabilities	397		397
New leases subscription of the period and other changes	(360)		(360)
Change in lease liabilities	(5,722)		(5,722)
CHANGE IN NET BORROWINGS	(5,302)	1,019	(6,321)

(a) For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes” and note (a) of the scheme of Statutory Cash Flow statement on page 55.

Net cash provided by operating activities amounted to €6,612 million in the first half 2019. The working capital absorbed funds because of a lower amount of receivables due in subsequent reporting periods divested to financing institutions compared to the amount divested in fourth quarter 2018 (down

3 Explanatory notes and tables detail certain other alternative performance indicators in line with guidance provided by ESMA guidelines on Alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For a detailed explanation, see section “Alternative performance measures” in the following pages of this interim report.

4 For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes”.

Eni Interim Consolidated Report / Financial review and other information by €119 million) and a cash settlement (€330 million) related to the outcome of an arbitration provisioned in the financial statements 2018.

Net cash provided by operating activities included a dividend amounting to approximately €1,047 million paid by the JV Vår Energi.

Net cash before changes in working capital at replacement cost was €6,800 million recording a growth of 23% from the first half 2018. Even when considering the adverse impact of extraordinary items for €500 million in the comparative period, and excluding the positive impact of IFRS 16 adoption and minor extraordinary charges in 2019, growth was still remarkable at 9% to approximately €6.5 billion from the first half of 2018.

Following the adoption of IFRS 16, net cash provided by operating activities improved by €292 million as a result of the reimbursement of the principal of lease fees pertaining to assets hired in connection to operating activities that are no longer part of the operating cash outflows, but are now part of the cash flow from financing activities.

Cash outflows for expenditures and investments were €4,287 million, including the acquisition of reserves in Alaska and Algeria (€372 million) and other non-organic items, for an overall amount of €500 million.

Following the adoption of IFRS 16, these cash outflows improved by €105 million as a result of the reimbursement of the principal of lease fees, which are incurred in relation to the hire of equipment used in connection with a capital project, no longer being recognized among the cash outflows of investing activities, but are now instead part of the cash flow from financing activities.

The free cash flow for the period benefitted from a favorable €397 million effect due to the adoption of IFRS 16.

In the first half of 2019 net cash provided from operating activities financed the cash outflows related to the capex and a cash return to Eni’s shareholders of €1,525 million, which comprised payment of the 2018 balance dividend and share repurchases. The surplus was utilized to pay down financial debt and to pay lease liabilities.

First Half 2019	(€ million)	After IFRS 16 adoption	IFRS 16 impact	Before IFRS 16 adoption
Net cash before changes in working capital at replacement cost (a)		6,800	(354)	6,446
Changes in working capital at replacement cost (a)		(188)	62	(126)
Net cash provided by operating activities		6,612	(292)	6,320
Capital expenditure		(4,236)	(105)	(4,341)
Free cash flow		2,404	(397)	2,007
Cash flow from financing activity		(2,585)	397	(2,188)
Net cash flow		(301)		(301)
(a) Excluding from changes in working capital as reported in the cash flow statement (-€534 million) the increase in stock profit due to price effect amounting to €346 million (-€534 million + €346 million = €188 million). Consistently, net cash before changes in working capital at replacement cost excludes the stock profit.

Eni Interim Consolidated Report / Financial review and other information

Capital expenditure

	First Half
(€ million)	2019	2018	Change	% Ch.
Exploration & Production	3,662	4,061	(399)	(9.8)
- acquisition of proved and unproved properties	372	723	(351)	(48.5)
- exploration	313	161	152	94.4
- development	2,957	3,158	(201)	(6.4)
- other expenditure	20	19	1	5.3
Gas & Power	99	97	2	2.1
Refining & Marketing and Chemicals	417	324	93	28.7
- Refining & Marketing	379	257	122	47.5
- Chemicals	38	67	(29)	(43.3)
Corporate and other activities	64	28	36	..
Impact of unrealized intragroup profit elimination	(6)	(8)	2
Capital expenditure	4,236	4,502	(266)	(5.9)

In the first half of 2019, capital expenditure amounted to €4,236 million (€4,502 million in the first half of 2018) and mainly related to:

- development activities (€2,957 million) deployed mainly in Egypt, Nigeria, Ghana, Libya, Mexico, Indonesia and the USA. The acquisition of proved and unproved reserves of €372 million relates to the acquisition of reserves in Alaska and Algeria;

- refining activity in Italy and outside Italy (€341 million) mainly aimed at reconstruction works of the EST conversion plant at the Sannazzaro refinery, reconversion of Gela refinery into a green refinery, maintain plants’ integrity as well as initiatives in the field of health, security and environment; marketing activity, mainly regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€38 million);

- initiatives relating to gas marketing (€81 million).

Eni Interim Consolidated Report / Financial review and other information

Results by segment5

Exploration & Production

	First Half
(€ million)	2019	2018	Change	% Ch.
Operating profit (loss)	4,425	4,568	(143)	(3.1)
Exclusion of special items	23	259	(236)
Adjusted operating profit (loss)	4,448	4,827	(379)	(7.9)
Net finance (expense) income	(203)	(319)	116
Net income (expense) from investments	148	144	4
Income taxes	(2,590)	(2,644)	54
Tax rate (%)	59.0	56.8	2.2
Adjusted net profit (loss)	1,803	2,008	(205)	(10.2)
Results also include:
exploration expenses:	306	161	145	90.1
- prospecting, geological and geophysical expenses	146	128	18
- write-off of unsuccessful wells	160	33	127

In the first half of 2019, the Exploration & Production segment reported an adjusted operating profit of €4,448 million, down by 8% from the first half of 2018. However, the adjusted operating profit increased by 5%, when excluding the prior year contribution from the former subsidiary Eni Norge which was merged with Point Resources to establish Vår Energi, an equity-accounted joint venture, in operation since January 1, 2019, and net of IFRS 16 accounting and of the negative scenario relating to lower crude oil prices in dollars (the marker Brent down by 6%) and lower gas spot prices, which negatively affected equity production sold at European markets, partly offset by the appreciation of the US dollar vs. the Euro (up by 7%). The increase was driven by a positive performance in volume/mix due to rising contribution of barrels with higher-than-average profitability particularly in Egypt, Libya, Angola and Ghana partly offset by bigger write-off charges of unsuccessful wells. Operating profit included the result relating to certain hydrocarbon volumes, comprised in the production for the period, whereby the price was paid by the buyer without lifting the underlying volume due to the take-or-pay clause in a long-term supply agreement. Management has ascertained that it is highly likely that the buyer will not redeem its contractual right to lift the pre-paid volumes in future reporting periods within the contractual terms. On this basis, the price collected on such volumes was recognized as revenue in the financial statements as well as unit-of-production amortization charges and the related effect on income taxes.

Adjusted net profit of €1,803 million decreased by 10% compared to the first half of 2018, due to the decrease in operating profit, partly offset by the increase in finance income and net income from investments (up by €120 million) benefitting from the share of the result of the joint venture Vår Energi (€65 million) and the write-off of financing related to an unsuccessful exploration initiative executed by a joint venture in the Black Sea in 2018. The increase of the adjusted tax rate of 2 percentage points was due to a higher share of taxable profit reported in Countries with higher taxation.

5 Explanatory notes and tables detail certain other alternative performance indicators in line with guidance provided by ESMA guidelines on Alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For a detailed explanation, see section “Alternative performance measures” in the following pages of this interim report.

Eni Interim Consolidated Report / Financial review and other information

Gas & Power

	First Half
(€ million)	2019	2018	Change	% Ch.
Operating profit (loss)	453	555	(102)	(18.4)
Exclusion of special items	(35)	(125)	90
Adjusted operating profit (loss)	418	430	(12)	(2.8)
- Gas & LNG Marketing and Power	253	301	(48)	(15.9)
- Eni gas e luce	165	129	36	27.9
Net finance (expense) income	(11)	(6)	(5)
Net income (expense) from investments	1	11	(10)
Income taxes	(122)	(163)	41
Tax rate (%)	29.9	37.5	(7.6)
Adjusted net profit (loss)	286	272	14	5.1

In the first half of 2019, the Gas & Power segment reported an adjusted operating profit of €418 million, down by 3% from the first half of 2018, which was affected by the weaker results of the LNG business due to lower margins from sales in Asian markets reflecting weaker demand and lower equity supplies. This was partly offset by improved performance of the retail gas business.

Adjusted net profit amounted to €286 million, up by 5% from the first half of 2018.

Refining & Marketing and Chemicals

	First Half
(€ million)	2019	2018	Change	% Ch.
Operating profit (loss)	226	396	(170)	(42.9)
Exclusion of inventory holding (gains) losses	(444)	(359)	(85)
Exclusion of special items	211	107	104
Adjusted operating profit (loss)	(7)	144	(151)	..
- Refining & Marketing	67	79	(12)	(15.2)
- Chemicals	(74)	65	(139)	..
Net finance (expense) income		11	(11)
Net income (expense) from investments	7	2	5
Income taxes	(33)	(71)	38
Tax rate (%)	..	45.2
Adjusted net profit (loss)	(33)	86	(119)	..

In the first half of 2019, the Refining & Marketing and Chemicals segment reported an adjusted operating loss of €7 million compared to operating profit of €144 million reported in the first half of 2018 due to a lower performance of the Chemical business.

The Refining & Marketing business reported an adjusted operating profit of €67 million, down by 15% from the first half of 2018. The positive performance reported in the retail and wholesale businesses due to efficiency initiatives, the volume/mix effect, increasing premium products sale and higher margins, was partly offset by the deteriorated trading environment for complex throughputs. This was caused by narrowing differentials between high-sulphur content crudes and the light Brent crude benchmark, which penalized the performance of Eni’s highly conversion refineries, mitigated by the appreciation of the USD/EUR, set-up optimization despite the unavailabilty of the Vohburg plant (Bayernoil) and lower throughputs at the Schwedt refinery (PCK) due to the Druzhba pipeline contamination. The first quarter was penalized by the scenario effects as well as by lower volumes processed reflecting maintenance standstills.

The Chemical business performed poorly in line with the main players of the sector, recording operating losses of €74 million compared to the operating profit of €65 million reported in the first half of 2018,

Eni Interim Consolidated Report / Financial review and other information driven by a sharp fall in polyethylene margins and lower margins of other chemical commodities (styrenics and elastomers), particularly in the first quarter due to a global slowdown in demand and uncertainties tied to the commercial dispute between USA and China which prompted end-users to destock inventories, as well as lower demand for elastomers in the automotive sector. Furthermore, operating performance was negatively affected by the incident that occurred early in the year at the Priolo steam-cracker, which was fully in operation by the end of the second quarter and by an unplanned downtime of the Porto Marghera steam-cracker.

In the first half of 2019, the Refining & Marketing and Chemicals segment reported an adjusted net loss amounting to €33 million compared to operating profit of €86 million reported in the first half of 2018 due to lower operating performance.

Eni Interim Consolidated Report / Financial review and other information

Alternative performance measures (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, not determined in accordance with IFRS (“Alternative performance measures”), such as adjusted operating profit and adjusted net profit, which are arrived at by excluding from reported operating profit and net profit certain gains and losses, defined special items, which include, among others, asset impairments, gains on disposals, risk provisions, restructuring charges and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income (see below). In determining adjusted results, also inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Net cash before changes in working capital at replacement cost

Net cash provided by operating activities before changes in working capital and excluding inventory holding gain or loss.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Eni Interim Consolidated Report / Financial review and other information

Coverage

Financial discipline ratio, calculated as the ratio between operating profit and net finance charges.

Current ratio

Measures the capability of the company to repay short-term debt, calculated as the ratio between current assets and current liabilities.

Debt coverage

Rating companies use the debt coverage ratio to evaluate debt sustainability. It is calculated as the ratio between net cash provided by operating activities and net borrowings, less cash and cash-equivalents, securities held for non-operating purposes and financing receivables for non-operating purposes.

First Half 2019	(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)		4,425	453	226	(295)	(60)	4,749
Exclusion of inventory holding (gains) losses				(444)		98	(346)
Exclusion of special items:
- environmental charges				85	(9)		76
- impairment losses (impairment reversals), net		22		287	2		311
- net gains on disposal of assets		(20)		(3)			(23)
- risk provisions		(12)		20	(2)		6
- provision for redundancy incentives		3	3	1	2		9
- commodity derivatives			(215)	4			(211)
- exchange rate differences and derivatives		6	40	1			47
- other		24	137	(184)	38		15
Special items of operating profit (loss)		23	(35)	211	31		230
Adjusted operating profit (loss)		4,448	418	(7)	(264)	38	4,633
Net finance (expense) income (a)		(203)	(11)		(331)		(545)
Net income (expense) from investments (a)		148	1	7	17		173
Income taxes (a)		(2,590)	(122)	(33)	63	(21)	(2,703)
Tax rate (%)		59.0	29.9	..			63.4
Adjusted net profit (loss)		1,803	286	(33)	(515)	17	1,558
of which attributable to:
- non-controlling interest							4
- Eni's shareholders							1,554

Reported net profit (loss) attributable to Eni's shareholders							1,516
Exclusion of inventory holding (gains) losses							(244)
Exclusion of special items							282
Adjusted net profit (loss) attributable to Eni's shareholders							1,554

(a) Excluding special items.

Eni Interim Consolidated Report / Financial review and other information

First Half 2018	(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)		4,568	555	396	(350)	(131)	5,038
Exclusion of inventory holding (gains) losses				(359)		5	(354)
Exclusion of special items:
- environmental charges		63		79	10		152
- impairment losses (impairment reversals), net		58	6	35	3		102
- net gains on disposal of assets		(418)		(7)			(425)
- risk provisions		339			6		345
- provision for redundancy incentives		3	4	1	(3)		5
- commodity derivatives			(170)	(7)			(177)
- exchange rate differences and derivatives		2	37	1			40
- other		212	(2)	5	3		218
Special items of operating profit (loss)		259	(125)	107	19		260
Adjusted operating profit (loss)		4,827	430	144	(331)	(126)	4,944
Net finance (expense) income (a)		(319)	(6)	11	(334)		(648)
Net income (expense) from investments (a)		144	11	2	2		159
Income taxes (a)		(2,644)	(163)	(71)	134	41	(2,703)
Tax rate (%)		56.8	37.5	45.2			60.7
Adjusted net profit (loss)		2,008	272	86	(529)	(85)	1,752
of which attributable to:
- non-controlling interest							7
- Eni's shareholders							1,745

Reported net profit (loss) attributable to Eni's shareholders							2,198
Exclusion of inventory holding (gains) losses							(251)
Exclusion of special items							(202)
Adjusted net profit (loss) attributable to Eni's shareholders							1,745

(a) Excluding special items.

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Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	June 30, 2019	December 31, 2018	Change
Total debt	25,300	25,865	(565)
- Short-term debt	6,344	5,783	561
- Long-term debt	18,956	20,082	(1,126)
Cash and cash equivalents	(10,554)	(10,836)	282
Securities held for trading	(6,670)	(6,552)	(118)
Financing receivables held for non-operating purposes	(207)	(188)	(19)
NET BORROWINGS BEFORE LEASE LIABILITIES	7,869	8,289	(420)
Lease Liabilities	5,722		5,722
- of which Eni working interest	3,724		3,724
- of which Joint operators' working interest	1,998		1,998
Net borrowings	13,591	8,289	5,302
Shareholders' equity including non-controlling interest	51,006	51,073	(67)
Leverage before lease liability ex IFRS 16	0.15	0.16	(0.01)
Leverage after lease liability ex IFRS 16	0.27	n.a.

Pro-forma leverage
(€ million)	Reported measure	Lease liabilities of Joint operators' working interest	Pro-forma measure
Net borrowings	13,591	1,998	11,593
Shareholders' equity including non-controlling interest	51,006		51,006
Pro-forma leverage	0.27		0.23

Pro-forma leverage is net of followers’ lease liabilities which are recovered through a cash call mechanism.

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. no. DEM/6064293 of 2006).

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Reconciliation of Summarized Group Balance Sheet and Summarized Group Cash Flow Statement to Statutory Schemes

Summarized Group Balance Sheet

Items of Summarized Group Balance Sheet		June 30, 2019		December 31, 2018
(where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the Consolidated	Partial amounts from	Amounts of the summarized	Partial amounts from	Amounts of the summarized
(€ million)	Financial Statement	statutory scheme	Group scheme	statutory scheme	Group scheme
Fixed assets
Property, plant and equipment			61,430		60,302
Right of use			5,488
Intangible assets			3,154		3,170
Inventories - Compulsory stock			1,427		1,217
Equity-accounted investments and other investments			7,108		7,963
Receivables and securities held for operating activities	(see note 14)		1,395		1,314
Net payables related to capital expenditure, made up of:			(2,495)		(2,399)
- receivables related to disposals	(see note 6)	30		122
- receivables related to capital expenditure/disposals non-current	(see note 8)	9		9
- payables related to capital expenditure	(see note 15)	(2,534)		(2,530)
Total fixed assets			77,507		71,567
Net working capital
Inventories			4,569		4,651
Trade receivables	(see note 6)		9,416		9,520
Trade payables	(see note 15)		(10,679)		(11,645)
Tax payables and provisions for net deferred tax liabilities, made up of:			(2,192)		(1,104)
- income tax payables		(473)		(440)
- other tax payables		(2,311)		(1,432)
- deferred tax liabilities		(4,379)		(4,272)
- other non-current tax liabilities	(see note 16)	(73)		(61)
- current tax assets		162		191
- other current tax assets		515		561
- deferred tax assets		3,935		3,931
- other non-current tax assets	(see note 8)	435		422
- payables for Italian consolidated accounts	(see note 15)	(3)		(4)
Provisions			(12,344)		(11,886)
Other current assets and liabilities, made up of:			(717)		(860)
- short-term financial receivables for operating purposes	(see note 14)	43		51
- receivables vs. partners for exploration and production activities and other	(see note 6)	4,611		4,459
- other current assets		3,029		2,258
- other receivables and other assets non-current	(see note 8)	424		361
- advances, other payables, payables vs. partners for exploration and production activities and other	(see note 15)	(2,090)		(2,568)
- other current liabilities		(5,269)		(3,980)
- other payables and other liabilities non-current	(see note 16)	(1,465)		(1,441)
Total net working capital			(11,947)		(11,324)
Provisions for employee post-retirements benefits			(1,173)		(1,117)
Assets held for sale including related liabilities			210		236
made up of:
- assets held for sale		272		295
- liabilities related to assets held for sale		(62)		(59)
CAPITAL EMPLOYED, NET			64,597		59,362

Shareholders' equity including non-controlling interest			51,006		51,073
Net borrowings
Total debt, made up of:			25,300		25,865
- long-term debt		18,956		20,082
- current portion of long-term debt		4,070		3,601
- short-term debt		2,274		2,182
less:
Cash and cash equivalents			(10,554)		(10,836)
Securities held for trading			(6,670)		(6,552)
Financing receivables for non-operating purposes	(see note 14)		(207)		(188)
Net borrowings before lease liabilities			7,869		8,289
Lease liabilities, made up of:			5,722
- long-term lease liabilities		4,852
- current portion of long-term lease liabilities		870
Total net borrowings (a)			13,591		8,289
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			64,597		59,362

(a) For details on net borrowings see also note 18 to the condensed consolidated interim financial statements.

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Summarized Group Cash Flow Statement

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	First Half 2019		First Half 2018
	Partial amounts from statutory	Amounts of the summarized	Partial amounts from statutory	Amounts of the summarized
(€ million)	scheme	Group scheme	scheme	Group scheme
Net profit (loss)		1,520		2,205
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization and other non monetary items		4,284		3,663
- depreciation, depletion and amortization	3,826		3,606
- impairment losses (impairment reversals), net	311		102
- write-off of tangible and intangible assets	178		21
- share of profit (loss) of equity-accounted investments	(52)		(401)
- other changes	(14)		299
- net change in the provisions for employee benefits	35		36
Net gains on disposal of assets		(26)		(418)
Dividends, interests, income taxes and other changes		3,183		2,783
- dividend income	(89)		(79)
- interest income	(72)		(100)
- interest expense	521		276
- income taxes	2,823		2,686
Changes in working capital related to operations		(534)		(676)
- inventories	(102)		(181)
- trade receivables	131		(907)
- trade payables	(873)		(255)
- provisions for contingencies	(30)		(338)
- other assets and liabilities	340		1,005
Dividends paid by equity investments		1,155		100
Taxes paid		(2,516)		(2,134)
Interests (paid) received		(454)		(303)
- interest received	32		25
- interest paid	(486)		(328)
Net cash provided by operating activities		6,612		5,220
Investing activities:		(4,236)		(4,502)
- tangible assets	(4,109)		(4,386)
- intangible assets	(127)		(116)
Investments and purchase of consolidated subsidiaries and businesses		(51)		(131)
- investments	(51)		(116)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired			(15)
Disposals		38		1,261
- tangible assets	26		1,017
- intangible assets			5
- changes in consolidated subsidiaries and businesses net of cash and cash equivalent disposed of			178
- investments	12		61
Other cash flow related to capital expenditure, investments and disposals		41		693
- securities	(8)
- financing receivables	(87)		(200)
- change in payables in relation to investing activities	(20)		320
- disposal of securities	5		7
- disposal of financing receivables	56		132
- change in receivables in relation to disposals	95		434
Free cash flow		2,404		2,541

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continued Summarized Group Cash Flow Statement

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	First Half 2019		First Half 2018
(€ million)	Partial amounts from statutory	Amounts of the summarized	Partial amounts from statutory	Amounts of the summarized
	scheme	Group scheme	scheme	Group scheme
Free cash flow		2,404		2,541

Borrowings (repayment) of debt related to financing activities		(122)		(59)

- net change in receivables and securities held for operating purposes	(122)		(59)
Changes in short and long-term finance debt		(663)		(974)
- Increase in long-term debt	1,021		918
- Repayments of long-term debt	(1,736)		(1,649)
- Increase (decrease) in short-term debt	52		(243)
Repayment of lease liabilities		(397)
Dividends paid and changes in non-controlling interest and reserves		(1,525)		(1,443)
- capital reimbursement to non-controlling interest	(1)
- net purchase of treasury shares	(46)
- dividends paid by Eni to shareholders	(1,475)		(1,440)
- dividends paid to non-controlling interest	(3)		(3)

Effect of exchange rate changes and other changes on cash and cash equivalents	3	2	12	12
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	(1)
Net cash flow		(301)		77

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RISK FACTORS AND UNCERTAINTIES

FOREWORD

A summary of the main business and regulatory risks of Eni is presented below. For a full description of our risks, investors are urged to read our Annual Report on Form 20-F filed for the year 2018 with the US SEC. More details are provided in financial risks note n. 25 – Guarantees, commitments and risks” in the Notes to the condensed consolidated interim financial statements.

Eni’s operating results, cash flow and rates of growth are affected by volatile prices of crude oil, natural gas, oil products and chemicals

Prices of oil and natural gas have a history of volatility due to many factors that are beyond Eni’s control.

These factors include among other things:

•	global and regional dynamics of oil and gas supply and demand and global level of inventories. In 2018, the oil market environment was a volatile one. In the early months of 2019, crude oil prices rebounded from the sharp downturn recorded in the final part of 2018, when the price of the Brent crude oil benchmark fell to around 50 $/barrel at 2018 year-end. Brent prices peaked at 75 $/barrel in April 2019. Then, a new downward trend commenced pushing crude oil price back to the $60 range. The correction was driven by a global economic slowdown impacting fuel demand, uncertainties relating to the developments of the USA-China trade dispute and of the Brexit, building oversupplies due to rising production levels in USA, and geopolitical factors affecting production in Libya, rising tension in the Gulf and US sanctions targeting crude oil production of Venezuela and Iran, with the latter affected by the termination of USA temporary waivers granted to certain countries which are buyers of the Iranian crude. In the first half of 2019, the price for the Brent crude oil benchmark averaged 66 $/bbl, declining by 6% from the first half of 2018. However, the effect of this decline on the Group’s results of operations and cash flow was mitigated by a strengthening US dollar vs. the Euro (up by 7%).
•	global political developments, including sanctions imposed on certain producing countries and conflict situations;
•	global economic and financial market conditions;
•	the ability of the OPEC cartel to control world supply and therefore oil prices;
•	prices and availability of alternative sources of energy (e.g., nuclear, coal and renewables);
•	weather conditions;
•	operational issues;
•	governmental regulations and actions;
•	success in the development and deployment of new technologies for the recovery of crude oil and natural gas reserves and technological advances affecting energy consumption;
•	competition from alternative energy sources like solar energy, photovoltaic and other renewables;
•	rising commitment of the world nations and the civil society to addressing the issue of global warming and climate change by reducing the release in the atmosphere of greenhouse gases (“GHG”) produced by the consumption of hydrocarbons in human activities.

All these factors can affect the global balance between demand and supply for hydrocarbons and hence prices of crude oil, natural gas, and other energy commodities. Management expects global oil demand to grow by approximately 1.2 mmbbl/d in 2019, slowing down from 2018. In the first half of 2019, global oil supplies outstripped demand by a certain amount. Management expects oversupply conditions to persist in the second half of 2019. Furthermore, considering the risks of a deepening economic slowdown, geopolitical factors, uncertainties associated with possible developments in the USA-China trade dispute and with the Brexit partly offset by the decision of OPEC at the beginning of July to extend production cuts for another nine-months period, management is assuming for the remainder of the year a Brent price flat over the first half. Looking forward, based on its view of market fundamentals and oil price projections made by specialized agencies and financial analysts, management has retained its long-term forecast of a Brent price at 70 $/bbl in 2022 monetary terms (i.e. oil price is projected to grow at a long-term inflationary rate of 2% from 2023 onwards). This assumption is unchanged from management’s oil price forecast

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utilized to estimate recoverability of the carrying amounts of the Group’s oil and gas assets as of December 31, 2018. Therefore, no evidence of impairment indicators emerged in the first half of 2019. Fluctuations in oil and natural gas prices materially affect the Group’s results of operations and business prospects. Lower prices from one year to another negatively affect the Group’s consolidated results of operations and cash flow. This is because lower prices translate into lower revenues recognized in the Company’s Exploration & Production segment at the time of the price change, whereas expenses in this segment are either fixed or less sensitive to changes in crude oil prices than revenues. Based on the current portfolio of oil and gas assets, Eni’s management estimates that the Company’s consolidated net cash provided by operating activities would vary by approximately €190 million for each one-dollar change in the price of the Brent crude oil benchmark with respect to the price case assumed in Eni’s financial projections for 2019.

Furthermore, a structural decline in commodity prices may have material effects on Eni’s business outlook and may limit the Group’s funds available to finance expansion projects and certain contractual commitments. This is because lower oil and gas prices over prolonged periods may adversely affect the funds available to finance expansion projects, further reducing the Company’s ability to grow future production and revenues. In addition, in a weak scenario the Company may also need to review investment decisions and the viability of development projects and capex plans and, as a result of this review, the Company could reschedule, postpone or curtail development projects. In case of a structural decline in hydrocarbon prices, the Company may review the carrying amounts of oil and gas properties and this could result in recording material asset impairments. Finally, lower oil and gas prices could result in the de-booking of proved reserves, if they become uneconomic in this type of environment. These risks may adversely impact the Group’s results of operations, cash flow, liquidity, business prospects and shareholder returns, including dividends and the share prices. In response to weakened oil and gas industry conditions and resulting revisions made to rating agency commodity price assumptions, lower commodity prices may also reduce the Group’s access to capital and lead to a downgrade or other negative rating action with respect to the Group’s credit rating by rating agencies. These downgrades may negatively affect the Group’s cost of capital, increase the Group’s financial expenses, and may limit the Group’s ability to access capital markets and execute aspects of the Group’s business plans. Eni is estimating that approximately 50% of its current production is exposed to fluctuations in hydrocarbons prices. Exposure to this strategic risk is not subject to economic hedging, except for some specific market conditions or transactions. The remaining portion of Eni’s current production is largely unaffected by crude oil price movements considering that the Company’s property portfolio is characterized by a sizeable presence of production sharing contracts, whereby the Company is entitled to a portion of a field’s reserves, the sale of which is intended to cover expenditures incurred by the Company to develop and operate the field. The higher the reference prices for Brent crude oil used to estimate Eni’s proved reserves, the lower the number of barrels necessary to recover the same amount of expenditure and hence production, and vice versa. Based on the current portfolio of oil and gas assets, Eni’s management estimates that production entitlements have not been impacted in the first half of 2019 by change in oil prices based on current Eni’s assumptions for oil prices. This was because of a remarkable volatile trading environment with hydrocarbon realizations deeply different from the average Brent price for the period as well as due to a gas price scenario reflecting marker references influenced by time lags. In case oil prices differ significantly from Eni’s own forecasts, the result of the above mentioned sensitivity of production to oil price changes may be significantly different.

The Group’s results from its Refining & Marketing and Chemicals businesses are primarily dependent upon the supply and demand for refined and chemical products and the associated margins on refined and chemical products sales, with the impact of changes in oil prices on results of these segments being dependent upon the speed at which products’ prices adjust to reflect movements in oil prices. Because of the above mentioned risks, a prolonged decline in commodity prices would materially and adversely affect the Group’s business prospects, financial condition, results of operations, cash flows, ability to finance planned capital expenditures and commitments and may impact shareholder returns, including dividends and the share price.

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Competition

There is strong competition worldwide, both within the oil industry and with other industries, to supply energy and petroleum products to the industrial, commercial and residential energy markets

Eni faces strong competition in each of its business segments.

The current competitive environment in which Eni operates is characterized by volatile prices and margins of energy commodities, limited product differentiation and complex relationships with state-owned companies and national agencies of the countries where hydrocarbons reserves are located to obtain mineral rights. As commodity prices are beyond the Company’s control, Eni’s ability to remain competitive and profitable in this environment requires continuous focus on technological innovation, the achievement of efficiencies in operating cost, efficient management of capital resources and the ability to provide valuable services to the energy buyers. It also depends on Eni’s ability to gain access to new investment opportunities, both in Europe and worldwide.

•	In the Exploration & Production segment, Eni faces competition from both international and state-owned oil companies for obtaining exploration and development rights, and developing and applying new technologies to maximize hydrocarbon recovery. Furthermore, Eni may face a competitive disadvantage because of its smaller size relative to other international oil companies, particularly when bidding for large scale or capital intensive projects, and it may be exposed to the risk of obtaining lower cost savings in a deflationary environment compared to its larger competitors given its potentially smaller market power with respect to suppliers. If, because of those competitive pressures, Eni fails to obtain new exploration and development acreage, to apply and develop new technologies, and to control costs, its growth prospects and future results of operations and cash flow in this business may be adversely affected.
•	In the Gas & Power segment, Eni is facing strong competition in the European wholesale gas markets to sell gas to industrial customers, the thermoelectric sector and retailer companies from other gas wholesalers, upstream companies, traders and other players both in the Italian market and in markets across Europe. In recent years, competition has been fueled by muted demand growth, oversupplies and the development of very liquid European spot markets where large volumes of gas are traded daily. Players are competing mainly in terms of pricing and, to a lesser extent, on the ability to offer additional services to the buyers of the commodity, like volume flexibilities, different pricing options, the possibility to change the delivery point and other optionality. Management believes that competition in the European wholesale gas market will continue to negatively affect the results of operations and cash flow of Eni’s Gas & Power segment in future reporting periods. Eni’s Gas & Power segment also engages in the supply of gas and electricity to customers in the retail markets mainly in Italy, France and other areas in Europe. Customers include households, large residential accounts (hospitals, schools, public administration buildings, offices) and small and medium-sized businesses located in urban areas. The retail market is characterized by strong competition among local selling companies which mainly compete in term of pricing and the ability to bundle valuable services with the supply of the energy commodity. In this segment, competition has intensified in recent years due to the progressive liberalization of the market and the option on part of residential customers to switch smoothly from one supplier to another. Management believes that competition will represent a risk factor to the Company’s results of operations and cash flow in this business unit.
•	Eni is facing strong competitive pressure in its business of gas-fired electricity generation which is largely sold at wholesale markets in Italy. Margins on the sale of electricity have declined in recent years due to oversupplies, weak economic growth and inter-fuel competition. This latter was due to the fact that power produced from renewable sources and coal-fired power generation are cheaper than gas-fired electricity, although coal-fired plants are expected to be progressively phased-out due to environmental issues. Management believes that these factors will continue to negatively affect crack-spread margins on electricity at Italian wholesale markets and the profitability of this business unit in the foreseeable future.
•	In the Refining & Marketing segment, Eni faces strong competition both in the wholesale markets and in the retail marketing activity. Margins of European refiners are facing structural headwinds due to muted trends in the European demand for fuels and continued competitive pressures from players in the Middle East, the USA and Asia, who can leverage on larger plant scale and cost economies,

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availability of cheaper feedstock, lower energy expenses and fewer environmental obligations. Eni believes that the competitive environment will remain challenging in the foreseeable future, also considering refining overcapacity in the European area and expectations of a new investment cycle driven by capacity expansion plans announced in Asia and the Middle East, potentially leading to a situation of global oversupplies of refinery products. Furthermore, Eni’s refining margins are exposed to the volatility in the spreads between crudes with high sulfur content or sour crudes vs. the Brent crude benchmark, which is a low-content sulfur crude. Eni complex refineries are able to process sour crudes which typically trade at a discount over the Brent crude. However, in the first half of 2019, a shortfall in supplies of sour crudes due to the production cuts implemented by OPEC, lower exports from Venezuela and the USA sanctions against Iran, drove an appreciation of the relative prices of sour crudes vs. the Brent, which negatively affected the results of our refining business. This trend is expected to continue in the second half of the year and in the medium term. In marketing, Eni faces competition from other oil companies and newcomers such as low-scale operators and large retailers, who tend to adopt aggressive pricing policies. All these operators compete with each other primarily in terms of pricing and, to a lesser extent, service quality.

•	In the Chemical business, Eni faces strong competition from well-established international players and state-owned petrochemical companies, particularly in the most commoditized market segments such as the production of basic petrochemical products (like ethylene and polyethylene), which demand is a function of macroeconomic growth. Many of these competitors based in the Far East and the Middle East are able to benefit from cost economies due to larger plant scale, wide geographic moat, availability of cheap feedstock and proximity to end-markets. Excess capacity across Europe has also fueled competition in this business. Furthermore, petrochemical producers based in the United States have regained market share, as their cost structure has become competitive due to the availability of cheap feedstock deriving from the production of domestic shale gas from which ethane is derived, which is a cheaper raw material for the production of ethylene than the oil-based feedstock utilized by Eni’s petrochemical subsidiaries. In the first half of 2019, the operating performance of our Chemical business was weak due to the above mentioned competitive dynamics. The Company does not expect any meaningful improvement in the trading environment in the short to the medium-term due to competitive headwinds described above and a slowdown in economic growth.

Safety, security, environmental and other operational risk

The Group engages in the exploration and production of oil and natural gas, processing, transportation and refining of crude oil, transport of natural gas, storage and distribution of petroleum products and the production of base chemicals, plastics and elastomers. By their nature, the Group’s operations expose Eni to a wide range of significant health, safety, security and environmental risks. Technical faults, malfunction of plants, equipment and facilities, control systems failure, human errors, acts of sabotage, loss of containment and adverse weather events can trigger damaging events such as explosions, fires, oil and gas spills from wells, pipeline and tankers, release of contaminants, toxic emissions and other negative events. The magnitude of these risks is influenced by the geographic range, operational diversity and technical complexity of Eni’s activities. Eni’s future results of operations and liquidity depend on its ability to identify and mitigate the risks and hazards inherent to operating in those industries.

In the Exploration & Production segment, Eni faces natural hazards and other operational risks including those relating to the physical characteristics of oil and natural gas fields. These include the risks of eruptions of crude oil or of natural gas, discovery of hydrocarbon pockets with abnormal pressure, crumbling of well openings, leaks that can harm the environment and the security of Eni’s personnel and risks of blowout, fire or explosion. Accidents at a single well can lead to loss of life, damage or destruction to properties, environmental damage, GHG emissions and consequently potential economic losses that could have a material and adverse effect on the business, results of operations, liquidity, reputation and prospects of the Group, including its share price and dividends. Eni’s activities in the Refining & Marketing and Chemical segment entail health, safety and environmental risks related to the handling, transformation and distribution of oil, oil products and certain petrochemical products. These risks can arise from the intrinsic characteristics and the overall life cycle of the products manufactured and the raw materials used in the manufacturing process, such as oil-based feedstock, catalysts, additives and monomer feedstock. These

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risks comprise flammability, toxicity, long-term environmental impact such as greenhouse gas emissions and risks of various forms of pollution and contamination of the soil and the groundwater, emissions and discharges resulting from their use and from recycling or disposing of materials and wastes at the end of their useful life. All of Eni’s segments of operations involve, to varying degrees, the transportation of hydrocarbons. Risks in transportation activities depend both on the hazardous nature of the products transported, and on the transportation methods used (mainly pipelines, shipping, river freight, rail, road and gas distribution networks), the volumes involved and the sensitivity of the regions through which the transport passes (quality of infrastructure, population density, environmental considerations). All modes of transportation of hydrocarbons are particularly susceptible to a loss of containment of hydrocarbons and other hazardous materials, and, given the high volumes involved, could present a significant risk to people and the environment. The Company has invested and will continue to invest significant resources in order to upgrade the methods and systems for safeguarding safety and health of employees, contractors and communities, and the environment; to prevent risks; to comply with applicable laws and policies and to respond to and learn from unforeseen incidents. Eni seeks to minimize these operational risks by carefully designing and building facilities, including wells, industrial complexes, plants and equipment, pipelines, storage sites and other facilities, and managing its operations in a safe and reliable manner and in compliance with all applicable rules and regulations. These measures may not ultimately be completely successful in protecting against those risks. Failure to manage these risks could cause unforeseen incidents, including releases or oil spills, blowouts, fire, mechanical failures and other incidents resulting in personal injury, loss of life, environmental damage, legal liabilities and/or damage claims, destruction of crude oil or natural gas wells, as well as damage to equipment and other properties, all of which could lead to a disruption in operations and to negatively affect results and cash flow and the Company’s business prospects. Eni’s operations are often conducted in difficult and/or environmentally sensitive locations such as the Gulf of Mexico, the Caspian Sea and the Arctic. In such locations, the consequences of any incident could be greater than in other locations. Eni also faces risks once production is discontinued, because Eni’s activities require the decommissioning of productive infrastructures and environmental sites remediation and clean-up. Furthermore, in certain situations where Eni is not the operator, the Company may have limited influence and control over third parties, which may limit its ability to manage and control such risks. Eni retains worldwide third-party liability insurance coverage, which is designed to hedge part of the liabilities associated with damage to third parties, loss of value to the Group’s assets related to unfavorable events and in connection with environmental clean-up and remediation. Maximum compensation is $1.2 billion in case of offshore incident and $1.4 billion in case of incident at onshore facilities (refineries). Additionally, the Company may also activate further insurance coverage in case of specific capital projects and other industrial initiatives. Management believes that its insurance coverage is in line with industry practice and is sufficient to cover normal risks in its operations.

However, the Company is not insured against all potential risks. In the event of a major environmental disaster, such as the incident which occurred at the Macondo well in the Gulf of Mexico several years ago, for example, Eni’s third-party liability insurance would not provide any material coverage and thus the Company’s liability would far exceed the maximum coverage provided by its insurance. The loss Eni could suffer in the event of such a disaster would depend on all the facts and circumstances of the event and would be subject to a whole range of uncertainties, including legal uncertainty as to the scope of liability for consequential damages, which may include economic damage not directly connected to the disaster. The Company cannot guarantee that it will not suffer any uninsured loss and there can be no guarantee, particularly in the case of a major environmental disaster or industrial accident, that such a loss would not have a material adverse effect on the Company. The occurrence of the above mentioned events could have a material adverse impact on the Group’s business, competitive position, cash flow, results of operations, liquidity, future growth prospects and shareholders’ returns and damage the Group’s reputation.

Risks associated with the exploration and production of oil and natural gas

The exploration and production of oil and natural gas require high levels of capital expenditures and are subject to natural hazards and other uncertainties, including those relating to the physical characteristics of oil and gas fields. The exploration and production activities are subject to the mining risk and the risks of cost overruns and delayed start-up at the projects to develop and produce hydrocarbon reserves. These

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risks could have an adverse, significant impact on Eni’s future growth prospects, results of operations, cash flows, liquidity and shareholders’ returns.

•	Eni’s oil and natural gas offshore operations are particularly exposed to health, safety, security and environmental risks
•	Exploratory drilling efforts may be unsuccessful
•	Development projects bear significant operational risks which may adversely affect actual returns.

Eni is executing or is planning to execute several development projects to produce and market hydrocarbon reserves. Projects to develop and produce reserves are typically long lead time projects with extended pay-back periods and exposure to the volatility of hydrocarbons prices. We face numerous challenges in developing those projects, which include uncertain geology, frontier conditions, the existence and availability of necessary technology and engineering resources, the availability of skilled labour, the existence of transportation infrastructure, project delays, the expiration of licences and potential cost overruns, as well as technical, fiscal, regulatory, political and other conditions. These challenges are particularly relevant in certain developing and emerging-market countries, in frontier areas and in deep-water fields. We may fail to assess or manage these and other risks properly. Such potential obstacles could impair our delivery of these projects, our ability to fulfil the value potential at the time of the project investment approval, and/or our ability to fulfil related contractual commitments. These could lead to impairments and could have a material adverse effect on our earnings, cash flows and financial condition.

•	Inability to replace oil and natural gas reserves could adversely impact results of operations and financial condition

Unless the Company is able to replace produced oil and natural gas, its reserves will decline. An inability to replace produced reserves by discovering, acquiring and developing additional reserves could adversely impact future production levels and growth prospects. If Eni is unsuccessful in meeting its long-term targets of production growth and reserve replacement, Eni’s future total proved reserves and production will decline and this will negatively affect future results of operations, cash flow and business prospects.

•	Uncertainties in estimates of oil and natural gas reserves

The accuracy of proved reserve estimates and of projections of future rates of production and timing of development expenditures depends on a number of factors, assumptions and variables, including the quality of available geological, technical and economic data and their interpretation and judgement; projections regarding future rates of production and costs and timing of development expenditures; changes in the prevailing tax rules, other government regulations and contractual conditions; results of drilling, testing and the actual production performance of Eni’s reservoirs after the date of the estimates which may drive substantial upward or downward revisions; and changes in oil and natural gas prices which could affect the quantities of Eni’s proved reserves since the estimates of reserves are based on prices and costs existing as of the date when these estimates are made. Lower oil prices or the projections of higher operating and development costs may impair the ability of the Company to economically produce reserves leading to downward reserve revisions.

Reserve estimates are subject to revisions as prices fluctuate due to the cost recovery mechanism under the Company’s production sharing agreements and similar contractual schemes.

Many of the factors, assumptions and variables involved in estimating proved reserves are subject to change over time and therefore affect the estimates of oil and natural gas reserves.

Accordingly, the estimated reserves reported as of the end of 2018 could be significantly different from the quantities of oil and natural gas that will be ultimately recovered. Any downward revision in Eni’s estimated quantities of proved reserves would indicate lower future production volumes, which could adversely impact Eni’s business prospects, results of operations, cash flows and liquidity.

•	The development of the Group’s proved undeveloped reserves may take longer and may require higher levels of capital expenditures than it currently anticipates or the Group’s proved undeveloped reserves may not ultimately be developed or produced.

At December 31, 2018, approximately 32% of the Group’s total estimated proved reserves (by volume) were undeveloped and may not be ultimately developed or produced. Recovery of undeveloped reserves

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requires significant capital expenditures and successful drilling operations. The Group’s reserve estimates assume it can and will make these expenditures and conduct these operations successfully. These assumptions may not prove to be accurate. The Group’s reserve report at December 31, 2018 includes estimates of total future development and decomissioning costs associated with the Group’s proved total reserves of approximately €35.3 billion (undiscounted, including consolidated subsidiaries and equity-accounted entities). It cannot be certain that estimated costs of the development of these reserves will prove correct, development will occur as scheduled, or the results of such development will be as estimated. In case of change in the Company’s plans to develop those reserves, or if it is not otherwise able to successfully develop these reserves as a result of the Group’s inability to fund necessary capital expenditures or otherwise, it will be required to remove the associated volumes from the Group’s reported proved reserves.

•	Oil and gas activity may be subject to increasingly high levels of income taxes and royalties
•	The present value of future net revenues from Eni’s proved reserves will not necessarily be the same as the current market value of Eni’s estimated crude oil and natural gas reserves
•	Oil and gas activity may be subject to increasingly high levels of regulations throughout the world, which may impact our extraction activities and the recoverability of reserves.

The production of oil and natural gas is highly regulated and is subject to conditions imposed by governments throughout the world in matters such as the award of exploration and production leases, the imposition of specific drilling and other work obligations, environmental protection measures, control over the development and abandonment of fields and installations, and restrictions on production. These risks can limit the Group access to hydrocarbons reserves or may have the Group to redesign, curtail or cease its oil&gas operation with significant effects on the Group business prospects, results of operations and cash flow. In Italy, the activities of hydrocarbon development and production are performed by oil companies in accordance to concessions granted by the Ministry of Economic Development in agreement with the Region territorially involved in the case of onshore concessions. Concessions are granted for an initial twenty-year term; the concessionaire is entitled to a ten-year extension and then to one or more five-year extensions to fully recover a field’s reserves on condition that he has fulfilled all obligations related to the work program agreed in the initial concession award. In case of delay in the award of an extension, the original concession remains fully effective until the administrative procedure to grant an extension is finalized. These general rules are to be coordinated with a new law that was enacted on February 11, 2019. This law requires certain Italian administrative bodies to adopt within eighteen months a plan intended to identify areas that are suitable for carrying out exploration, development and production of hydrocarbons in the national territory, including the territorial seawaters. Until approval of such a plan, it is established a moratorium on exploration activities, including the award of new exploration leases. Following the plan approval, exploration permits resume their efficacy in areas that have been identified as suitable; on the contrary, in unsuitable areas, exploration permits are repealed. As far as development and production concessions are concerned, pending the national plan approval, ongoing concessions retain their efficacy and administrative procedures underway to grant extension to expired concession remain unaffected; instead no applications to obtain new concession can be filed. Once the above mentioned national plan is adopted, development and production concessions that fall in suitable areas can be granted further extensions and applications for new concessions can be filed; on the contrary development and production concessions current at the approval of the national plan that fall in unsuitable areas are repealed at their expiration and no further extensions can be granted, nor new concession applications can be filed or awarded. In case Italian administrative bodies fail to adopt the national plan for suitable areas within two years from the law enactment, the general moratorium on exploration activities is revoked and application for new exploration leases or development concessions can be filed. According to the statute, areas that are suitable to the activities of exploring and developing hydrocarbons must conform to a number of criteria including morphological characteristics and social, urbanistic and industrial constraints, with particular bias for the hydrogeological balance, current territorial planning and with regard to marine areas for externalities on the ecosystem, reviews of marine routes, fishing and any possible impacts on the coastline. Our largest, operated development concession in Italy is Val d’Agri, which is due to expire October 26, 2019. The Company filed an application to obtain a ten-year extension of the concession in accordance to the terms set by the law and before the enactment of the new law on the national plan for hydrocarbons activity. In

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this application the Company confirmed the same work program as in the original concession award. Other 33 Italian concessions have expired, where the Company operations are underway in accordance to the prorogation regime described above. The Company has filed requests for extensions within the terms of the law for those concessions.

As far as proven reserves estimates are concerned, management believes the criteria laid out in the new law to be high-level principles, which make it difficult identifying in a reliable and objective manner areas that might be suitable or unsuitable to hydrocarbons activities before the plan is adopted by Italian authorities. Therefore, management is not currently in the position to make a reliable and fair estimation of future impacts of the new law provisions on the recoverability of the volumes of proved reserves booked in Italy and the associated future cash flows. However, based on the review of all facts and circumstances and on the current knowledge of the matter, management does not expect any material impacts on the Group future results of operations and cash flow.

Political considerations

The large majority of Eni’s oil and gas reserves are located in countries outside Europe and North America, mainly in Africa, Central Asia and Central-Southern America, where the socio-political framework, the financial system and the macroeconomic outlook are less stable than in the OECD countries. In those non-OECD countries, Eni is exposed to a wide range of additional risks and uncertainties in addition to the material risks described above, which could materially impact the ability of the Company to conduct its oil&gas operations in a safe, reliable and profitable manner. As of December 31, 2018, approximately 82% of Eni’s proved hydrocarbon reserves were located in such countries. Adverse political, social and economic developments, such as internal conflicts, revolutions, establishment of non-democratic regimes, protests, strikes and other forms of civil disorder, contraction of economic activity and financial difficulties of the local governments with repercussions on the solvency of state institutions, inflation levels, exchange rates and similar events in those non-OECD countries may impair Eni’s ability to continue operating in an economically viable way, either temporarily or permanently, and Eni’s ability to access oil and gas reserves. In particular, Eni faces risks in connection with the following, possible issues:

•	lack of well-established and reliable legal systems and uncertainties surrounding the enforcement of contractual rights;
•	unfavorable enforcement of laws, regulations and contractual arrangements leading, for example, to expropriation, nationalization or forced divestiture of assets and unilateral cancellation or modification of contractual terms;
•	sovereign default or financial instability due to the fact that those Countries rely heavily on petroleum revenues to sustain public finance and petroleum revenues have dramatically contracted in recent years. Financial difficulties at country level often translate into failure on part of state-owned companies and agencies to fulfill their financial obligations towards Eni relating to funding capital commitments in projects operated by Eni or to timely paying supplies of equity oil and gas volumes;
•	restrictions on exploration, production, imports and exports;
•	tax or royalty increases (including retroactive claims);
•	political and social instability which could result in civil and social unrest, internal conflicts and other forms of protest and disorder such as strikes, riots, sabotage, acts of violence and similar events. These risks could result in disruptions to economic activity, loss of output, plant closures and shutdowns, project delays, the loss of assets and threat to the security of personnel. They may disrupt financial and commercial markets, including the supply of and pricing for oil and natural gas, and generate greater political and economic instability in some of the geographical areas in which Eni operates;
•	difficulties in finding qualified international or local suppliers in critical operating environments; and
•	complex processes of granting authorizations or licences affecting time-to-market of certain development projects.

Areas where Eni operates and where the Company is particularly exposed to political risk include, but are not limited to: Libya, Egypt, Algeria, Nigeria, Angola, Kazakhstan, Venezuela and Iraq. Additionally, any possible reprisals because of military or other action, such as acts of terrorism in Europe, the United States

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or elsewhere, could have a material adverse effect on Eni’s business, results of operations and financial condition. In recent years, Eni’s operations in Libya were materially affected by the revolution of 2011 and a change of regime, which caused a prolonged period of political and social instability, still ongoing. In 2011 Eni’s operations in the country experienced an almost one-year long shutdown due to security issues amidst a civil war, causing a material impact on the Group results of operation and cash flow of the year. In subsequent years Eni has experienced frequent disruptions at its operations albeit of a smaller scale than in 2011 due to security threats to its installations and personnel. In the second half of 2018 a resurgence of socio-political instability coupled with internal clashes reduced the Country economic activity and gas demand which negatively affected the Company’s levels of production for the year. In the first half of 2019, internal tension escalated leading to the resumption of the civil war and armed clashes in the area of Tripoli. The Company repatriated its personnel and strengthened security measures at its plants and facilities. In spite of this complex operating environment, the Company did not record any disruptions at its producing hub in the quarter and production for the period matched management’s expectations leveraging the planned ramp-up of the projects started in 2018 (Bahr Essalam phase 2 and Wafa compression). Going forward, management believes that Libya’s geopolitical situation will continue to represent a source of risk and uncertainty to Eni’s operations in the Country. Currently, Libya represents approximately 16% of the Group’s total production; this proportion is forecasted to decrease in the medium term. In the event of major adverse events, such as the resumption of internal conflict, acts of war, sabotage, social unrest, clashes and other forms of civil disorder, Eni could be forced to interrupt or reduce its producing activities at the Libyan plants, negatively affecting Eni’s results of operations, cash flow and business prospects.

Venezuela is currently experiencing a situation of financial stress amidst an economic downturn due to lack of resources to support the development of the country’s hydrocarbons reserves, which have negatively affected the Country production levels and hence petroleum revenues. The situation has been made worse by certain international sanctions targeting the country’s financial system and its ability to export crude oil to the USA market, which is the main outlet of Venezuelan production, which are described below. Eni expects the financial and political outlook of Venezuela to negatively affect its ability to recover the investments made in the Country to develop two petroleum projects and the overdue trade receivables owned to us by the Venezuelan national oil company – PDVSA – and its affiliates for the gas supplies of the Cardon IV gas project, a 50 per cent. – held joint venture. The venture is systematically accounting a loss provision on the uncollected revenues based on management’s appreciation of the counterparty risk which was estimated based on the findings of a review of the past experience of sovereign defaults. In the first half of 2019, the venture was able to collect a certain percentage of the sales of the equity gas to PDVSA, which was in line with management expected credit losses.

Therefore, no further allowances for doubtful accounts nor any impairment losses on the invested capital were recorded in the first half of 2019. As of June 30, 2019, Eni’s invested capital in the Country was approximately $1.5 billion. The complex financial outlook of the Country was appreciated in the estimation of the expected loss by assuming a deferral in the timing of collection of future revenues and overdue credit amounts. In the first half of the year, the percentages of collection of gas sales by the joint venture were in line with the estimated assumptions; therefore, the assessment of the recoverability of these receivables and the estimated expected loss made in the Annual Report 2018 were retained. The expected loss applied to trade receivable was also utilized by management to assess recoverability of the book value of the net investment in the initiative.

Nigeria is also undergoing a situation of financial stress, which has translated into continuing delays in collecting overdue trade receivables and credits for the carry of the expenditures of the Nigerian joint operators at projects operated by Eni and the incurrence of credit losses. Further, Eni’s activities in Nigeria have been impacted in recent years by continuing incidences of theft, acts of sabotage and other similar disruptions, which have jeopardized the Company’s ability to conduct operations in full security, particularly in the onshore area of the Niger Delta. Eni expects that those risks will continue to affect Eni’s operations in Nigeria and other countries. Management expects Eni’s credit exposure to Egypt to continue increasing in the foreseeable future due to the planned production ramp-up at the Zohr offshore gas field and to development of existing gas reserves at other projects. Because our gas production is entirely sold to local state-owned oil companies, we expect a significant increase in the credit risk exposure to Egypt, where we experienced some issues at collecting overdue trade receivables during the downturn. Eni will continue monitoring the counterparty risk in future years considering the significant volumes of gas expected to be supplied to Egypt’s national oil companies.

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It is possible that the Group may incur further asset impairments or credit losses in future reporting periods depending on the evolution of the financial outlook of the Countries where the Group is conducting its oil&gas operations. Eni closely monitors political, social and economic risks of the countries in which it has invested or intends to invest, in order to evaluate the economic and financial return of certain projects and to selectively evaluate projects. While the occurrence of these events is unpredictable, the occurrence of any such events could adversely affect Eni’s results from operations, cash flow and business prospects, also including the counterparty risk arising from the financing exposure of Eni in case state-owned entities, which are party to Eni’s upstream projects for developing hydrocarbons, fail to reimburse due amounts.

Sanction targets

In response to the Russia-Ukraine crisis, the European Union and the United States have enacted sanctions targeting, inter alia, the financial and energy sectors in Russia by restricting the supply of certain oil and gas items and services to Russia and certain forms of financing. Eni has adapted its activities to the applicable sanctions and will adapt its business to any further restrictive measures that could be adopted by the relevant authorities. Recently, the US government has tightened the sanction regime against Russia by enacting the “Countering America’s Adversaries Through Sanctions Act”. In response to these new measures, the Company could possibly refrain from pursuing business opportunities in Russia, while currently the Company is not engaged in any upstream projects in Russia. It is possible that wider sanctions targeting the Russian energy, banking and/or finance industries may be implemented. Further sanctions imposed on Russia, Russian citizens or Russian companies by the international community, such as restrictions on purchases of Russian gas by European companies or measures restricting dealings with Russian counterparties, could adversely impact Eni’s business, results of operations and cash flow. Furthermore, an escalation of the international crisis, resulting in a tightening of sanctions, could entail a significant disruption of energy supply and trade flows globally, which could have a material adverse effect on the Group’s business, financial conditions, results of operations and prospects.

In 2017, the US Administration enacted certain financing sanctions against Venezuela, which prohibit any US person to be involved in all transactions related to, provision of financing for, and other dealings in, among other things, any debt owed to the Government of Venezuela that is pledged as collateral after the effective date, including accounts receivable. Recently the US administration has resolved to impose an embargo on the import of crude oil from Venezuela state-owned oil company, PDVSA and has restricted the ability of US dealers to trade bonds issued by the Government of Venezuela and its affiliates. These sanctions do not affect directly Eni’s activities, which however are affected by the worsening financial, political and operating outlook of the country which could limit the ability of Eni to recover its investments.

Risks in the Company’s Gas & Power business

Risks associated with the trading environment and competition in the gas market

Spot gas prices in Europe have been on a downward trend since the last quarter 2018 due to renewed risks of oversupplies. These were driven by large availability of LNG volumes due to slowing growth in Asia, muted demand dynamics in Europe negatively affected by low growth, competition from renewables and seasonal effects, and inventory levels above historic averages. Management is projecting the European gas demand in 2019 to fall slightly from 2018 (down by 1%) and flat growth in subsequent years also considering lower pace in additions to global LNG capacity. Against the backdrop of a challenging competitive environment, Eni anticipates a number of risk factors to the profitability outlook of the Company’s gas marketing business over the four-year planning period, considering the Company’s operational constraints dictated by its long-term gas supply contracts with take-or-pay clauses, which expose us to a volume risk, as the Company is contractually required to purchase minimum annual amounts of gas or, in case of failure, to pay the corresponding price. Additionally, Eni has booked the transportation rights along the main gas backbones across Europe to deliver its contracted gas volumes to end-markets.

Risks to the Gas&Power business include continuing oversupplies, pricing pressures, volatile margins and the risk of deteriorating spreads of Italian spot prices versus continental benchmarks. Longer-term, there are risks of an oversupply build in the Italian market due to the expected entry into operations of a project to import gas from the Caspian region to Italy and other developments. A reduction of the spread between

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Italian spot prices and European spot prices for gas could negatively affect the profitability of our business by reducing the total addressable market. Eni’s management is planning to continue its strategy of renegotiating the Company’s long-term gas supply contracts in order to constantly align pricing and volume terms to current market conditions as they evolve, considering the risk factors described above. The revision clauses provided by these contracts state the right of each counterparty to renegotiate the economic terms and other contractual conditions periodically, in relation to ongoing changes in the gas scenario. Management believes that the outcome of those renegotiations is uncertain in respect of both the amount of the economic benefits that will be ultimately obtained and the timing of recognition of profit. Furthermore, in case Eni and the gas suppliers fail to agree on revised contractual terms, the claiming party has the ability to open an arbitration procedure to obtain revised contractual conditions.

However, the suppliers might also file counterclaims with the arbitration panel seeking to dismiss Eni’s request for a price review and may also claim an increase in the price of the gas supplied to Eni based on their own view of markets dynamics. All these possible developments within the renegotiation process could increase the level of risks and uncertainties relating the outcome of those renegotiations.

Current, negative trends in gas demand and supplies may impair the Company’s ability to fulfil its minimum off-take obligations in connection with its take-or-pay, long-term gas supply contracts

In the years preceding the European gas downturn of 2013 – 2014, Eni signed a number of long-term gas supply contracts with national operators of certain key producing countries, from where most of the European gas supplies are sourced (Russia, Algeria, Libya, the Netherlands and Norway). These contracts were intended to secure Eni long-term access to gas supplies, particularly with a view to supplying the Italian gas market and in anticipation of certain targets of gas demand growth, which however would fall short of industry’s projections. These contracts include take-or-pay clauses whereby the Company has an obligation to lift minimum, pre-set volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, up to the minimum contractual quantity. Similar considerations apply to ship-or-pay contractual obligations. Long-term gas supply contracts with take-or-pay clauses expose the Company to a volume risk, as the Company is obligated to purchase an annual minimum volume of gas, or in case of failure, to pay the underlying price. Management believes that the current level of market liquidity, the outlook of the European gas sector which is featuring muted demand growth, strong competitive pressures and large supplies, as well as any possible change in sector-specific regulation represent risk factors to the Company’s ongoing ability to fulfil its minimum take obligations associated with its long-term supply contracts.

Risks associated with sector-specific regulations in Italy

Risks associated with the regulatory powers entrusted to the Italian Regulatory Authority for Energy, Networks and Environment in the matter of pricing to residential customers

Eni’s Gas & Power segment is subject to regulatory risks mainly in its domestic market in Italy. The Italian Regulatory Authority for Energy, Networks and Environment (the “Authority”) is entrusted with certain powers in the matter of natural gas pricing. Specifically, the Authority retains a surveillance power on pricing in the natural gas market in Italy and the power to establish selling tariffs for the supply of natural gas to residential and commercial users until the market is fully opened. Developments in the regulatory framework intended to increase the level of market liquidity or of de-regulation, or intended to reduce operators’ ability to transfer to customers cost increases in raw materials may negatively affect future sales margins of gas and electricity, operating results and cash flow.

Environmental, health and safety regulations

Eni has incurred in the past, and will continue incurring, material operating expenses and expenditures, and is exposed to business risk in relation to compliance with applicable environmental, health and safety regulations in future years, including compliance with any national or international regulation on GHG emissions

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Eni is subject to numerous EU, international, national, regional and local laws and regulations regarding the impact of its operations on the environment and health and safety of employees, contractors, communities and properties. Generally, these laws and regulations require acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, including refinery and petrochemical plant operations, limit or prohibit drilling activities in certain protected areas, require to remove and dismantle drilling platforms and other equipment and well plug-in once oil and gas operations have terminated, provide for measures to be taken to protect the safety of the workplace and health of communities involved by the Company’s activities, and impose criminal or civil liabilities for polluting the environment or harming employees’ or communities’ health and safety resulting from the Group’s operations. These laws and regulations set limits to the emission of scrap substances and pollutants and discipline the handling of hazardous materials and discharges of water contaminants and nocive air emissions resulting from the operation of oil and natural gas extraction and processing plants, petrochemical plants, refineries, service stations, vessels, oil carriers, pipeline systems and other facilities owned or operated by Eni. In addition, Eni’s operations are subject to laws and regulations relating to the production, handling, transportation, storage, disposal and treatment of waste. Breaches of environmental, health and safety laws and regulations as in the case of negligent or willful release of pollutants into the atmosphere, the soil or groundwater or the overcome of concentration threshold of contaminants set by the law expose the Company to the incurrence of liabilities associated with compensation for environmental, health or safety damage and expenses for environmental remediation and clean-up. Furthermore, in the case of violation of certain rules regarding the safeguard of the environment and safety in the workplace and of communities, the Company may be liable for the negligent or willful conduct on part of its employees as per Italian Law Decree No. 231/2001, which assumes that any misconduct of employees in the field of environmental and health matters can be ascribed to the Company. Environmental, health and safety laws and regulations have a substantial impact on Eni’s operations. Management expects that the Group will continue to incur significant amounts of operating expenses and expenditures in the foreseeable future to comply with laws and regulations and to safeguard the environment, safety in the workplace, health of employees, contractors and communities involved by the Company operations, including:

•	costs to prevent, control, eliminate or reduce certain types of air and water emissions and handle waste and other hazardous materials, including the costs incurred in connection with government action to address climate change;
•	remedial and clean-up measures related to environmental contamination or accidents at various sites, including those owned by third parties (see discussion below);
•	damage compensation claimed by individuals and entities, including local, regional or state administrations, should Eni cause any kind of accident, oil spill, well blowouts, pollution, contamination, emission of GHG above permitted levels or of any other hazardous gases, water, ground or air contaminants or pollutants, as a result of its operations or if the Company is found guilty of violating environmental laws and regulations; and
•	costs in connection with the decommissioning and removal of drilling platforms and other facilities, and well plugging at the end of oil&gas field production.

As a further result of any new laws and regulations or other factors, like the actual or alleged occurrence of environmental damage at Eni’s plants and facilities, the Company may be forced to curtail, modify or cease certain operations or implement temporary shutdowns of facilities, which could diminish Eni’s productivity and materially and adversely impact Eni’s results of operations, cash flow and liquidity. Risks of environmental, health and safety incidents and liabilities are inherent in many of Eni’s operations and products. Management believes that Eni adopts high operational standards to ensure safety in running its operations and safeguard of the environment and the health of employees, contractors and communities. In spite of such measures, it is possible that incidents like blowouts, oil spills, contaminations, pollution, and release in the air, soil and ground water of pollutants and other dangerous materials, liquids or gases, and other similar events could occur that would result in damage, also of large proportion and reach, to the environment, employees, contractors, communities and property. The occurrence of any such events could have a material adverse impact on the Group’s business, competitive position, cash flow, results of operations, liquidity, future growth prospects, shareholders’ returns and damage to the Group’s reputation.

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Eni has incurred in the past and may incur in the future material environmental liabilities in connection with the environmental impact of its past and present industrial activities. Eni is also exposed to claims under environmental requirements and, from time to time, such claims have been made against us. Furthermore, environmental requirements and regulations in Italy and elsewhere typically impose strict liability. Strict liability means that in some situations Eni could be exposed to liability for clean-up and remediation costs, environmental damage, and other damages as a result of Eni’s conduct of operations that was lawful at the time it occurred or of the conduct of prior operators or other third parties. In addition, plaintiffs may seek to obtain compensation for damage resulting from events of contamination and pollution or in case the Company is found liable of violations of any environmental laws or regulations. In Italy, Eni is exposed to the risk of expenses and environmental liabilities in connection with the impact of its past activities at certain industrial hubs where the Group’s products were produced, processed, stored, distributed or sold, such as chemical plants, mineral-metallurgic plants, refineries and other facilities, which were subsequently disposed of, liquidated, closed or shut down. At these industrial hubs, Eni has undertaken a number of initiatives to remediate and to clean-up proprietary or concession areas that were allegedly contaminated and polluted by the Group’s industrial activities. State or local public administrations have sued Eni for environmental and other damages and for clean-up and remediation measures in addition to those which were performed by the Company, or which the Company committed to perform. In some cases, Eni has been sued for alleged breach of criminal laws (for example for alleged environmental crimes such as failure to perform soil or groundwater reclamation, environmental disaster and contamination, discharge of toxic materials, amongst others). Although Eni believes that it may not be held liable for having exceeded in the past pollution thresholds that are unlawful according to current regulations but were allowed by laws then effective, nor because the Group took over operations from third parties, it cannot be excluded that Eni could potentially incur such environmental liabilities. Eni’s financial statements account for provisions relating to the costs to be incurred with respect to clean-ups and remediation of contaminated areas and groundwater for which a legal or constructive obligation exists and the associated costs can be reasonably estimated in a reliable manner, regardless of any previous liability attributable to other parties. The accrued amounts represent management’s best estimates of the Company’s existing liabilities. Management believes that it is possible that in the future Eni may incur significant environmental expenses and liabilities in addition to the amounts already accrued due to: (i) the likelihood of as yet unknown contamination; (ii) the results of ongoing surveys or surveys to be carried out on the environmental status of certain Eni’s industrial sites as required by the applicable regulations on contaminated sites; (iii) unfavourable developments in ongoing litigation on the environmental status of certain of the Company’s sites where a number of public administrations and the Italian Ministry of the Environment act as plaintiffs; (iv) the possibility that new litigation might arise; (v) the probability that new and stricter environmental laws might be implemented; and (vi) the circumstance that the extent and cost of environmental restoration and remediation programs are often inherently difficult to estimate leading to underestimation of the future costs of remediation and restoration, as well as unforeseen adverse developments both in the final remediation costs and with respect to the final liability allocation among the various parties involved at the sites. As a result of these risks, environmental liabilities could be substantial and could have a material adverse effect on Eni’s results of operations, cash flow, financial condition, business prospects, reputation and shareholders’ value, including dividends and the share price.

Rising public concern related to climate change has led and could continue to lead to the adoption of national and international laws and regulations which are expected to result in a decrease of demand for hydrocarbons and increased compliance costs for the Company. Eni is also exposed to risks of technological breakthrough in the energy field and risks of unpredictable extreme meteorological events linked to the climate change. All these developments may adversely affect the Group’s profitability, businesses outlook and reputation

Growing worldwide public concern over greenhouse gas (GHG) emissions and climate change, as well as increasingly regulations in this area, could adversely affect the Group’s business and reputation, increase its operating costs and reduce its results of operations, cash flow, financial condition, business prospects and shareholders returns. Those risks may emerge in the short and medium-term, as well as over the long-term. The scientific community has established a link between climate change and increasing GHG

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concentration in the atmosphere. International efforts to limit global warming have led, and Eni expects them to continue to lead, to new laws and regulations designed to reduce GHG emissions that are expected to bring about a gradual reduction in the use of fossil fuel over the medium to long-term, notably through the diversification of the energy mix. Governmental institutions have responded to the issue of climate change on two fronts: on one side, governments can both impose taxes on GHG emissions and incentivize a progressive shift in the energy mix away from fossil fuels, for example, by subsidizing the power generation from renewable sources. Some governments have already introduced carbon pricing schemes, which can be an effective measure to reduce GHG emissions at the lowest overall cost to society. Today, about half of the GHG direct emissions coming from Eni operated assets are already included in national or supranational Carbon Pricing Mechanisms, such as the European Emission Trading Scheme. Eni expects that more governments will adopt similar schemes and that a growing share of the Group’s GHG emissions will be subject to carbon-pricing and other forms of climate regulation in the short to medium term. Eni expects that governments require companies to apply technical measures to reduce their GHG emissions.

Eni is already incurring operating costs related to its participation in the European Emission Trading Scheme, whereby Eni is required to purchase, on the open markets, emission allowances in case its GHG emissions exceed freely-assigned emission allowances. In 2018 to comply with this carbon emissions scheme, Eni purchased on the open market allowances corresponding to 12.7 million tonnes of CO2 emissions. For 2019, management expects to purchase allowances to cover approximately 13-14 million tonnes of CO2. Due to the likelihood of new regulations in this area, Eni expects additional compliance obligations with respect to the release, capture, and use of carbon dioxide that could result in increased investments and higher project costs for Eni and could have a material adverse effect on the Group’s operating costs and results of operations, cash flow, financial condition, business prospects and shareholders’ returns. Eni also expects that governments will also require companies to apply technical measures to reduce their GHG emissions. Eni expects that the achievement of the Paris Agreement goal of holding the increase in global average temperature to less than 2° C above pre-industrial levels, or the more stringent goal advocated by the Intergovernmental Panel on Climate Change (IPCC) to limit global warming to 1.5° C, will strengthen the global response to the threat of climate change and spur governments to introduce further measures and policies targeting the reduction of GHG emissions, which will reduce local demand for fossil fuels, thus negatively affecting global demand for oil and natural gas. Eni’s business depends on the global demand for oil and natural gas. If existing or future laws, regulations, treaties, or international agreements related to GHG and climate change, including incentives to preserve energy or use alternative energy sources, technological breakthrough in the field of renewable energies or mass-adoption of electric vehicles reduce the worldwide demand for oil and natural gas by a large amount, Eni’s results of operations, cash flow, financial condition, business prospects and shareholders’ returns may be significantly and adversely affected. The scientific community has concluded that increasing global average temperatures produces significant physical effects, such as the increased frequency and severity of hurricanes, storms, droughts, floods or other extreme climatic events that could interfere with Eni’s operations and damage Eni’s facilities. Extreme and unpredictable weather phenomena can result in material disruption to Eni’s operations, and consequent loss of or damage to properties and facilities, as well as a loss of output, loss of revenues, increasing maintenance and repair expenses and cash flow shortfall.

Finally, there is a reputational risk linked to the fact that oil companies are increasingly perceived by institutions and the general public as the entities responsible of the global warming due to GHG emissions across the value chain and in particular related with the use of energy products. This could possibly make Eni’s shares less attractive to investment funds and individual investors who have been more and more assessing the risk profile of companies against their carbon footprint when making investment decisions. This trend could have a material adverse effect on the price of our securities and our ability to access equity or other capital markets. Additionally, the World Bank has announced plans to stop financing upstream oil and gas projects in 2019. Similarly, according to press reports, other financial institutions also appear to be considering limiting their exposure to certain fossil fuel projects. Accordingly, our ability to use financing for future projects may be adversely impacted. This could also adversely impact our potential partners’ ability to finance their portion of costs, either through equity or debt. Further, in some countries,

Eni Interim Consolidated Report / Financial review and other information governments and regulators have filed lawsuits seeking to hold fossil fuel companies, including Eni, liable for costs associated with climate change. Losing any of these lawsuits could have a material adverse effect on our results of operations, cash flows, liquidity and business prospects. See our Annual Report on Form 20-F 2018 for more information about the Group strategy and objectives on the issue of climate change and for a description of management’s stress test of the value of the Company’ s oil&gas assets to low carbon scenarios.

Risks related to legal proceedings and compliance with anti-corruption legislation

Eni is the defendant in a number of civil and criminal actions and administrative proceedings. In addition to existing provisions accrued as of June 30, 2019 to account for ongoing proceedings, in future years Eni may incur significant losses in addition to the amounts already accrued in connection with pending or future legal proceedings due to: (i) uncertainty regarding the final outcome of each proceeding; (ii) the occurrence of new developments that management could not take into consideration when evaluating the likely outcome of each proceeding in order to accrue the risk provisions as of the date of the latest financial statements; (iii) the emergence of new evidence and information; and (iv) underestimation of probable future losses due to the circumstance that they are often inherently difficult to estimate. Certain legal proceedings and investigations in which Eni or its subsidiaries or its officers and employees are defendant involve the alleged breach of anti-bribery and anti-corruption laws and regulations and other ethical misconduct. Such proceedings are described in Note 27 to the 2018 Consolidated financial statements, under the heading “Legal Proceedings” of our Annual report on Form 20-F 2018 and have been updated in this Interim Annual Report (see notes to the consolidated interim financial statements). Ethical misconduct and noncompliance with applicable laws and regulations, including noncompliance with anti-bribery and anti-corruption laws, by Eni, its officers and employees, its partners, agents or others that act on the Group’s behalf, could expose Eni and its employees to criminal and civil penalties and could be damaging to Eni’s reputation and shareholder value.

Risks from acquisitions

Eni is constantly monitoring the oil and gas market in search of opportunities to acquire individual assets or companies with a view of achieving its growth targets or complementing its asset portfolio. Acquisitions entail an execution risk – the risk that the acquirer will not be able to effectively integrate the purchased assets so as to achieve expected synergies. In addition, acquisitions entail a financial risk – the risk of not being able to recover the purchase costs of acquired assets, in case a prolonged decline in the market prices of oil and natural gas occurs. Eni may also incur unanticipated costs or assume unexpected liabilities and losses in connection with companies or assets it acquires. If the integration and financial risks related to acquisitions materialize, expected synergies from acquisition may fall short of management’s targets and Eni’s financial performance and shareholders’ returns may be adversely affected.

Risks deriving from Eni’s exposure to weather conditions

Significant changes in weather conditions in Italy and in the rest of Europe from year to year may affect demand for natural gas and some refined products. In colder years, demand for such products is higher. Accordingly, the results of operations of the Gas & Power segment and, to a lesser extent, the Refining & Marketing business, as well as the comparability of results over different periods may be affected by such changes in weather conditions.

Eni’s crisis management systems may be ineffective

Eni has developed contingency plans to continue or recover operations following a disruption or incident. An inability to restore or replace critical capacity to an agreed level within an agreed period could prolong the impact of any disruption and could severely affect business, operations and financial results. Eni has crisis management plans and the capability to deal with emergencies at every level of its operations. If Eni does not respond or is not seen to respond in an appropriate manner to either an external or internal crisis,

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its business and operations could be severely disrupted with negative consequences on results of operations and cash flow.

Exposure to financial risk

Eni’s business activities are exposed to financial risk, which includes exposure to market risk, including commodity price risk, interest rate risk and foreign currency risk, as well as liquidity risk, and credit risk.

Eni’s primary source of exposure to financial risk is the volatility in commodity prices. Generally, the Group does not hedge its strategic exposure to the commodity risk associated with its plans to find and develop oil and gas reserves, volume of gas purchased under its long-term gas purchase contracts, which are not covered by contracted sales, its refining margins and other activities. The Group’s risk management objectives in addressing commodity risk are to optimize the risk profile of its commercial activities by effectively managing economic margins and safeguarding the value of Eni assets. To achieve this, Eni engages in risk management activities seeking both to hedge Group’s exposures and to profit from short-term market opportunities and trading. Eni is engaged in substantial trading and commercial activities in the physical markets. Eni also uses financial instruments such as futures, options, Over-the-Counter forward contracts, market swaps and contracts for differences related to crude oil, petroleum products, natural gas and electricity in order to manage the commodity risk exposure. Eni also uses financial instruments to manage foreign exchange and interest rate risk. The Group’s approach to risk management includes identifying, evaluating and managing the financial risk using a top-down approach whereby the Board of Directors is responsible for establishing the Group risk management strategy and setting the maximum tolerable amounts of risk exposure. The Group’s Chief Executive Officer is responsible for implementing the Group risk management strategy, while the Group’s Chief Financial Officer is in charge of defining policies and tools to manage the Group’s exposure to financial risk, as well as monitoring and reporting activities. Various Group committees are in charge of defining internal criteria, guidelines and targets of risk management activities consistent with the strategy and limits defined at Eni’s top level, to be used by the Group’s business units, including monitoring and controlling activities. Although Eni believes it has established sound risk management procedures, trading activities involve elements of forecasting and Eni is exposed to the risks of market movements, of incurring significant losses if prices develop contrary to management expectations and of default of counterparties.

Exchange rate risk

Movements in the exchange rate of the euro against the US dollar (USD) can have a material impact on Eni’s results of operations. Prices of oil, natural gas and refined products generally are denominated in, or linked to, USD, while a significant portion of Eni’s expenses are incurred in euros. Accordingly, a depreciation of the USD against the euro generally has an adverse impact on Eni’s results of operations and liquidity because it reduces booked revenues by an amount greater than the decrease in USD-denominated expenses and may also result in significant translation adjustments that impact Eni’s shareholders’ equity. The Exploration & Production segment is particularly affected by movements in the dollar versus the euro exchange rates as the USD is the functional currency of a large part of its foreign subsidiaries and therefore movements in the USD versus the euro exchange rate affect year-on-year comparability of results of operations and cash flows.

Susceptibility to variations in sovereign rating risk

Eni’s credit ratings are potentially exposed to risk in reductions of sovereign credit rating of Italy. On the basis of the methodologies used by Standard & Poor’s and Moody’s, a potential downgrade of Italy’s credit rating may have a potential knock-on effect on the credit rating of Italian issuers such as Eni and make it more likely that the credit rating of the debt instruments issued by the Company could be downgraded.

Eni Interim Consolidated Report / Financial review and other information

Interest rate risk

Interest on Eni’s debt is primarily indexed at a spread to benchmark rates such as the Europe Interbank Offered Rate, “EURIBOR”, and the London Interbank Offered Rate, “LIBOR”. As a consequence, movements in interest rates can have a material impact on Eni’s finance expense in respect to its debt. Additionally, spreads offered to the Company may rise in connection with variations in sovereign rating risks or company rating risks, as well as the general conditions of capital markets.

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term financial requirements and to settle obligations. Such a situation would negatively affect the Group results of operations and cash flows as it would result in Eni incurring higher borrowing expenses to meet its obligations or, under the worst conditions, the inability of Eni to continue as a going concern. Global financial markets are volatile due to a number of macroeconomic risk factors, including the financial situation of certain hydrocarbons-exporting countries whose financial conditions have sharply deteriorated following the protracted downturn in crude oil prices. In the event of extended periods of constraints in the financial markets, or if Eni is unable to access the financial markets (including cases where this is due to Eni’s financial position or market sentiment as to Eni’s prospects) at a time when cash flows from Eni’s business operations may be under pressure, Eni’s ability to maintain Eni’s long-term investment program may be impacted with a consequent effect on Eni’s business prospects, results of operations and cash flows, and may impact shareholder returns, including dividends or share price. The oil and gas industry is capital intensive. Eni makes and expects to continue to make substantial capital expenditures in its business for the exploration, development and production of oil and natural gas reserves. Over the next four years, the Company plans to invest in the business approximately €33 billion, approximately 50% of capital expenditures at the end of the four-year period refers to uncommitted projects, granting to the Group financial flexibility in case of sudden changes in the trading environment.

In 2019, Eni expects to make capital expenditures of approximately €8 billion. Historically, Eni’s capital expenditures have been financed with cash generated by operations, proceeds from asset disposals, borrowings under its credit facilities and proceeds from the issuance of debt and bonds. The actual amount and timing of future capital expenditures may differ materially from Eni’s estimates as a result of, among other things, changes in commodity prices, available cash flows, lack of access to capital, actual drilling results, the availability of drilling rigs and other services and equipment, the availability of transportation capacity, and regulatory, technological and competitive developments. Eni’s cash flows from operations and access to capital markets are subject to a number of variables, including but not limited to:

•	the amount of Eni’s proved reserves;
•	the volume of crude oil and natural gas Eni is able to produce and sell from existing wells;
•	the prices at which crude oil and natural gas are sold;
•	Eni’s ability to acquire, find and produce new reserves; and
•	the ability and willingness of Eni’s lenders to extend credit or of participants in the capital markets to invest in Eni’s bonds.

If revenues or Eni’s ability to borrow decrease significantly due to factors such as a prolonged decline in crude oil and natural gas prices, Eni might have limited ability to obtain the capital necessary to sustain its planned capital expenditures. If cash generated by operations, cash from asset disposals, or cash available under Eni’s liquidity reserves or its credit facilities is not sufficient to meet capital requirements, the failure to obtain additional financing could result in a curtailment of operations relating to development of Eni’s reserves, which in turn could adversely affect its business, financial condition, results of operations, and cash flows and its ability to achieve its growth plans. These factors could also negatively affect shareholders’ returns, including the amount of cash available for dividend distribution as well as the share price.

In addition, funding Eni’s capital expenditures with additional debt will increase its leverage and the issuance of additional debt will require a portion of Eni’s cash flows from operations to be used for the payment of interest and principal on its debt, thereby reducing its ability to use cash flows to fund capital expenditures and dividends.

Eni Interim Consolidated Report / Financial review and other information

Credit risk

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay due amounts. Credit risks arise from both commercial partners and financial ones. In the last few years, the Group has experienced a level of counterparty default higher than in previous years due to the severity of the economic and financial downturn that has negatively affected several Group counterparties, customers and partners and to the fact that Italy, which is still the largest market to Eni’s gas wholesale and retail businesses, has underperformed other OECD countries in terms of GDP growth. Management believes that the Gas&Power segment is particularly exposed to credit risk due to its large and diversified customer base, which includes a large number of medium and small-sized businesses and retail customers who have been particularly hit by the financial and economic downturn. Going forward, we expect that an uncertain macroeconomic outlook in Europe and Italy will pose a risk to the Company’s ability to collect revenues in its retail gas and power business. Eni’s E&P business is significantly exposed to the credit risk because of the deteriorated financial outlook of many oil-producing countries due to a three-year long downturn in oil prices, which has negatively impacted petroleum revenues and cash reserves. Certain countries where Eni is engaging in oil&gas operations have yet to recover from the oil downturn. The financial difficulties of those countries have extended to state-owned oil companies and other national agencies who are partnering Eni in the execution of development projects of hydrocarbons reserves or who are the buyers of Eni’s equity production in a number of oil&gas projects. These trends have limited Eni’s ability to fully recover or to collect timely its trade or financing receivable or its investments towards those entities. For further information, see the paragraph “Political Considerations” above. Eni believes that the management of doubtful accounts represents an issue to the Company, which will require management focus and commitment going forward. Eni cannot exclude the recognition of significant provisions for doubtful accounts in the future. In particular, management is closely monitoring exposure to the counterpart risk in its Exploration & Production due to the magnitude of the exposure at risk and to the long-lasting effects of the oil price downturn on its industrial partners.

Disruption to or breaches of Eni’s critical IT services or information security systems could adversely affect the Group’s activities

The Group’s activities depend heavily on the reliability and security of its information technology (IT) systems. The Group’s IT systems, some of which are managed by third parties, are susceptible to being compromised, damaged, disrupted or shutdown due to failures during the process of upgrading or replacing software, databases or components, power or network outages, hardware failures, cyber-attacks (viruses, computer intrusions), user errors or natural disasters. The cyber threat is constantly evolving. Attacks are becoming more sophisticated with regularly renewed techniques while the digital transformation amplifies exposure to these cyber threats. The adoption of new technologies, such as the Internet of things (IoT) or the migration to the cloud, as well as the evolution of architectures for increasingly interconnected systems, are all areas where cyber security is a very important issue. The Group and its service providers may not be able to prevent third parties from breaking into the Group’s IT systems, disrupting business operations or communications infrastructure through denial-of-service attacks, or gaining access to confidential or sensitive information held in the system. The Group, like many companies, has been and expects to continue to be the target of attempted cybersecurity attacks. While the Group has not experienced any such attack that has had a material impact on its business, the Group cannot guarantee that its security measures will be sufficient to prevent a material disruption, breach or compromise in the future.

As a result, the Group’s activities and assets could sustain serious damage, services to clients could be interrupted, material intellectual property could be divulged and, in some cases, personal injury, property damage, environmental harm and regulatory violations could occur, potentially having a material adverse effect on the Group’s financial condition, including its operating income and cash flow.

Eni Interim Consolidated Report / Financial review and other information

The United Kingdom leaving the European Union may affect the Group’s results

On June 23, 2016, the UK held a referendum to decide on the UK’s membership of the European Union. The UK vote was to leave the European Union. There are a number of uncertainties in connection with the future of the UK and its relationship with the European Union. The negotiation of the UK’s exit terms is likely to take a number of years. Until the terms and timing of the UK’s exit from the European Union are clearer, it is not possible to determine the impact that the referendum, the UK’s departure from the European Union and/or any related matters may have on the business of the Issuer. As such, no assurance can be given that such matters would not adversely affect the Company’s business prospects, results of operations, cash flows and liquidity.

Eni Interim Consolidated Report / Financial review and other information

Outlook

Exploration & Production

Hydrocarbon production: reaffirmed the target of a production growth rate in the range of 2%-2.5% y-o-y, assuming a Brent price forecast of 62 $/bbl and net of portfolio transactions. The projected range is assuming a production level of 40 Kboe/d in Venezuela and a scaling down in production volumes at our Indonesian project to factor in a slowdown in end-markets in Asia. Growth will be fuelled by continuing production ramp-up at fields started in 2018, particularly the Libyan projects Wafa compression and Bahr Essalam phase 2, by organic growth in Egypt (Zohr ramp-up), Ghana and Angola, as well as the start-up of the Area 1 oil project offshore Mexico, North Berkine in Algeria and the Trestakk project in Norway and the planned start-ups in Egypt and Algeria. New field start-ups and ramp-ups are projected to add approximately 250 kboe/d. Following the bulk of our plant maintenance executed in the second quarter, production growth will resume at a faster rate in the third quarter still affected by residual maintenance activity and will further accelerate in the fourth quarter.

Exploration resources: expected exceeding 600 million boe of equity additions for the year.

Gas & Power

Operating profit: expected at approximately €500 million as guided.

Portfolio of retail customers projected to increase due to the development of the power business.

Refining & Marketing and Chemicals

Refinery breakeven margin expected at approximately 4.4 $/bbl in 2019 considering an unfavourable trading environment due to narrowing differentials between heavy/sour crudes and the light Brent crude and assuming full operability of the industrial system. At the budget scenario, the breakeven margin would be 3.5 $/bbl at the end of 2019.

Operating profit: downward revision to €500 million considering adverse trends in the scenario for complex refineries.

Refinery throughputs on own account: substantially unchanged.

Green throughputs: an increase expected due to the start-up of the Gela plant.

Retail sales of refined products seen as stable, in line with the market share in Italy.

Petrochemical production volumes and sales: expected to decline y-o-y due to the shutdown of the Priolo steam-cracker in the first quarter and fully in operation by the end of July.

Group

Capex: revised to a slight decrease the previous guidance of €8 billion for FY 2019 at the budget exchange rate of 1€=1.15 USD.

Cash flow from operations before working capital at replacement cost is expected at approximately €12.8 billion at the budget scenario assumptions, before IFRS 16 effects.

Cash neutrality: organic capex and the dividend are expected to be fully funded by operating cash flows at the Brent scenario of 55 $/bbl before IFRS 16 effects, or 52 $ including IFRS 16 effects.

Eni Interim Consolidated Report / Other information

Other information

Article No. 15 (former Article No. 36) of Italian regulatory exchanges (Consob Resolution No. 20249 published on December 28, 2017). Continuing listing standards about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries.

Regarding the aforementioned provisions, the Company discloses that as of June 30, 2019, nine of Eni’s subsidiaries: NAOC – Nigerian Agip Oil Co. Ltd, Eni Petroleum Co Inc, Eni Congo SA, Nigerian Agip Exploration Ltd, Eni Turkmenistan Ltd, Eni Canada Holding Ltd, Eni Ghana Exploration and Production Ltd, Eni Trading & Shipping Inc, Eni Finance USA Inc. fall within the scope of the new continuing listing standards.

The Company has already adopted adequate procedures to ensure full compliance with the new regulations.

Subsequent events

No significant events were reported after June 30, 2019.

Transactions with related parties

For the description of the main transactions with related parties, see Note 33 of the Condensed consolidated interim financial statements.

Condensed consolidated interim financial statements

58	Financial statements
65	Notes to the condensed consolidated interim financial statements
114	Management’s certification
115	Report of Independent Auditors

Eni Interim Consolidated Report	58
Financial Statements

Balance Sheet

		June 30, 2019		December 31, 2018
(€ million)	Note	Total amount	of which with related parties	Total amount	of which with related parties
ASSETS
Current assets
Cash and cash equivalents		10,554		10,836
Financial assets held for trading	(5)	6,670		6,552
Other current financial assets	(14)	328	64	300	49
Trade and other receivables	(6)	14,057	666	14,101	633
Inventories	(7)	4,569		4,651
Income tax receivables		162		191
Other tax receivables		515		561
Other current assets	(8) (21)	3,029	158	2,258	71
		39,884		39,450
Non-current assets
Property, plant and equipment	(9)	61,430		60,302
Right-of-use assets	(10)	5,488
Intangible assets	(11)	3,154		3,170
Inventories - Compulsory stock		1,427		1,217
Equity-accounted investments	(13)	6,180		7,044
Other investments	(13)	928		919
Other non-current financial assets	(14)	1,317	992	1,253	915
Deferred tax assets	(20)	3,935		3,931
Other non-current assets	(8) (21)	868	163	792	160
		84,727		78,628
Assets held for sale	(22)	272		295
TOTAL ASSETS		124,883		118,373
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	(17)	2,274	49	2,182	661
Current portion of long-term debt	(17)	4,070		3,601
Current portion of long-term lease liabilities	(10)	870
Trade and other payables	(15)	15,306	3,445	16,747	3,664
Income tax payables		473		440
Other tax payables		2,311		1,432
Other current liabilities	(16) (21)	5,269	125	3,980	63
		30,573		28,382
Non-current liabilities
Long-term debt	(17)	18,956		20,082
Long-term lease liabilities	(10)	4,852
Provisions for contingencies	(19)	12,344		11,886
Provisions for employee benefits		1,173		1,117
Deferred tax liabilities	(20)	4,379		4,272
Other non-current liabilities	(16) (21)	1,538	23	1,502	23
		43,242		38,859
Liabilities directly associated with assets held for sale	(22)	62		59
TOTAL LIABILITIES		73,877		67,300
SHAREHOLDERS' EQUITY	(23)
Non-controlling interest		57		57
Eni shareholders' equity
Share capital		4,005		4,005
Retained earnings		37,787		36,702
Cumulative currency translation differences		6,925		6,605
Other reserves		1,349		1,672
Treasury shares		(633)		(581)
Interim dividend				(1,513)
Net profit (loss)		1,516		4,126
Total Eni shareholders' equity		50,949		51,016
TOTAL SHAREHOLDERS' EQUITY		51,006		51,073
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		124,883		118,373

59	Eni Interim Consolidated Report
Financial Statements

Profit and Loss Account

		Six months ended June 30, 2019		Six months ended June 30, 2018
(€ million)	Notes	Total amount	of which with related parties	Total amount	of which with related parties
REVENUES
Net sales from operations	(26) (32)	36,980	695	36,071	626
Other income and revenues		644	7	838	3
		37,624		36,909
COSTS
Purchases, services and other	(27)	(26,791)	(4,554)	(26,448)	(4,210)
Net (impairment losses) reversals of trade and other receivables	(6)	(246)		(232)
Payroll and related costs	(27)	(1,553)	(11)	(1,551)	(12)
Other operating income (expense)	(21)	30	(4)	89	186
Depreciation and amortization	(9) (10) (11)	(3,826)		(3,606)
Net (impairment losses) reversals of tangible and intangible assets	(12)	(311)		(102)
Write-off of tangible and intangible assets	(9) (11)	(178)		(21)
OPERATING PROFIT (LOSS)		4,749		5,038
FINANCE INCOME (EXPENSE)
Finance income	(28)	1,420	41	2,349	3
Finance expense	(28)	(2,029)	(2)	(2,714)	(1)
Net finance income (expense) from financial assets held for trading	(28)	78		17
Derivative financial instruments	(21)	(21)		(273)
		(552)		(621)
INCOME (EXPENSE) FROM INVESTMENTS	(13) (29)
Share of profit (loss) from equity-accounted investments		52		401
Other gain (loss) from investments		94		73
		146		474
PROFIT (LOSS) BEFORE INCOME TAXES		4,343		4,891
Income taxes	(30)	(2,823)		(2,686)
Net profit (loss) for the period		1,520		2,205

Attributable to Eni		1,516		2,198
Attributable to non-controlling interest		4		7
		1,520		2,205
Earnings per share attributable to Eni (€ per share)	(31)
Basic		0.42		0.61
Diluted		0.42		0.61

Eni Interim Consolidated Report	60
Financial Statements

Statement of Comprehensive Income

	Six months ended June 30, 2019	Six months ended June 30, 2018
(€ million)
Net profit (loss)	1,520	2,205
Other items of comprehensive income (loss)
Items that may be reclassified to profit or loss in later periods
Currency translation differences	320	1,194
Change in the fair value of cash flow hedging derivatives	(564)	278
Share of other comprehensive income on equity-accounted entities	5	(20)
Tax effect related to other comprehensive income to be reclassified to profit or loss in subsequent periods	163	(67)
Total other items of comprehensive income (loss)	(76)	1,385
Total comprehensive income (loss)	1,444	3,590

Attributable to Eni	1,440	3,583
Attributable to non-controlling interest	4	7
	1,444	3,590

61	Eni Interim Consolidated Report
Financial Statements

Statement of Changes in Shareholders’ Equity

		Eni shareholders’ equity
(€ million)	Note	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves	Treasury shares	Interim dividend	Net profit (loss) for the period	Total	Non- controlling interest	Total shareholders’ equity

Balance at December 31, 2018	(23)	4,005	36,702	6,605	1,672	(581)	(1,513)	4,126	51,016	57	51,073
Changes in accounting policies (IAS 28)	(2)		(4)						(4)		(4)
Balance at January 1, 2019		4,005	36,698	6,605	1,672	(581)	(1,513)	4,126	51,012	57	51,069
Net profit for the first six months of 2019								1,516	1,516	4	1,520
Items that may be reclassified to profit or loss in later periods
Currency translation differences				320					320		320
Change in the fair value of cash flow hedge derivatives net of tax effect					(401)				(401)		(401)
Share of “Other comprehensive income” on equity-accounted entities					5				5		5
				320	(396)				(76)		(76)
Total comprehensive income (loss) of the period				320	(396)			1,516	1,440	4	1,444
Transactions with shareholders
Dividend distribution of Eni SpA (€0.41 per share in settlement of 2018 interim dividend of €0.42 per share)							1,513	(2,989)	(1,476)		(1,476)
Dividend distribution of other companies										(3)	(3)
Allocation of 2018 net income			1,137					(1,137)
Reimbursements to minority shareholders										(1)	(1)
Acquisition of treasury shares			(52)		52	(52)			(52)		(52)
			1,085		52	(52)	1,513	(4,126)	(1,528)	(4)	(1,532)
Other changes in shareholders’ equity
Long-term share-based incentive plan			4						4		4
Other changes					21				21		21
			4		21				25		25
Balance at June 30, 2019	(23)	4,005	37,787	6,925	1,349	(633)		1,516	50,949	57	51,006

Eni Interim Consolidated Report	62
Financial Statements

Statement of Changes in Shareholders’ Equity (continued)

		Eni shareholders’ equity
(€ million)	Note	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves	Treasury shares	Interim dividend	Net profit (loss) for the period	Total	Non- controlling interest	Total shareholders’ equity

Balance at December 31, 2017		4,005	35,966	4,818	1,889	(581)	(1,441)	3,374	48,030	49	48,079
Changes in accounting policies (IFRS 9 and 15)			245						245		245
Balance at January 1, 2018		4,005	36,211	4,818	1,889	(581)	(1,441)	3,374	48,275	49	48,324
Profit for the first six months of 2018								2,198	2,198	7	2,205
Other items of comprehensive income (loss)
Items that may be reclassified to profit or loss in later periods
Currency translation differences				1,194					1,194		1,194
Change in the fair value of cash flow hedge derivatives net of tax effect					211				211		211
Share of “Other comprehensive income” on equity-accounted entities					(20)				(20)		(20)
				1,194	191				1,385		1,385
Total comprehensive income (loss) of the period				1,194	191			2,198	3,583	7	3,590
Transactions with shareholders
Dividend distribution of Eni SpA (€0.40 per share in settlement of 2017 interim dividend of €0.40 per share)							1,441	(2,881)	(1,440)		(1,440)
Dividend distribution of other companies										(3)	(3)
Allocation of 2017 net profit			493					(493)
			493				1,441	(3,374)	(1,440)	(3)	(1,443)
Balance at June 30, 2018		4,005	36,704	6,012	2,080	(581)		2,198	50,418	53	50,471
Net profit for the second six months of 2018								1,928	1,928	4	1,932
Other items of comprehensive income (loss)
Items that are not reclassified to profit or loss in later periods
Remeasurements of defined benefit plans net of tax effect					(17)				(17)		(17)
Change of minor investments measured at fair value with effects to OCI					15				15		15
					(2)				(2)		(2)
Items that may be reclassified to profit or loss in later periods
Currency translation differences				593					593		593
Change in the fair value of cash flow hedge derivatives net of tax effect					(396)				(396)		(396)
Share of “Other comprehensive income” on equity-accounted entities					(4)				(4)		(4)
				593	(400)				193		193
Total comprehensive income (loss) of the period				593	(402)			1,928	2,119	4	2,123
Transactions with shareholders
Interim dividend distribution of Eni SpA (€0.42 per share)							(1,513)		(1,513)		(1,513)
							(1,513)		(1,513)		(1,513)
Other changes in shareholders’ equity
Long-term share-based incentive plan			5						5		5
Other changes			(7)		(6)				(13)		(13)
			(2)		(6)				(8)		(8)
Balance at December 31, 2018	(23)	4,005	36,702	6,605	1,672	(581)	(1,513)	4,126	51,016	57	51,073

63	Eni Interim Consolidated Report
Financial Statements

Statement of Cash Flows

(€ million)	Note	Six months ended June 30, 2019		Six months ended June 30, 2018
Net profit (loss) for the period			1,520		2,205
Adjustments to reconcile net profit (loss) to net cash provided by operating activities
Depreciation and amortization	(9) (10) (11)		3,826		3,606
Net Impairments (reversals) of tangible and intangible assets	(12)		311		102
Write-off of tangible and intangible assets	(9) (11)		178		21
Share of (profit) loss of equity-accounted investments	(13)		(52)		(401)
Net gain on disposal of assets			(26)		(418)
Dividend income	(29)		(89)		(79)
Interest income			(72)		(100)
Interest expense			521		276
Income taxes	(30)		2,823		2,686
Other changes			(14)		299
Changes in working capital:
- inventories		(102)		(181)
- trade receivables		131		(907)
- trade payables		(873)		(255)
- provisions for contingencies		(30)		(338)
- other assets and liabilities		340		1,005
Cash flow from changes in working capital			(534)		(676)
Change in the provisions for employee benefits			35		36
Dividends received	(13)		1,155		100
Interest received			32		25
Interest paid			(486)		(328)
Income taxes paid, net of tax receivables received			(2,516)		(2,134)
Net cash provided by operating activities			6,612		5,220
- of which with related parties	(33)		(2,832)		(1,798)
Investing activities:
- tangible assets	(9)		(4,109)		(4,386)
- intangible assets	(11)		(127)		(116)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(24)				(15)
- investments	(13)		(51)		(116)
- securities			(8)
- financial receivables			(87)		(200)
- change in payables in relation to investing activities			(20)		320
Cash flow from investing activities			(4,402)		(4,513)
Disposals:
- tangible assets			26		1,017
- intangible assets					5
- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	(24)				178
- investments			12		61
- securities			5		7
- financial receivables			56		132
- change in receivables in relation to disposals			95		434
Cash flow from disposals			194		1,834
Net change in securities and financial receivables held for non-operating purposes (a)			(122)		(59)
Net cash used in investing activities			(4,330)		(2,738)
- of which with related parties	(33)		(1,384)		(1,136)

Eni Interim Consolidated Report	64
Financial Statements

Statement of Cash Flows (continued)

(€ million)	Note	Six months ended June 30, 2019	Six months ended June 30, 2018
Increase in long-term financial debt	(17)	1,021	918
Repayments of long-term financial debt	(17)	(1,736)	(1,649)
Repayments of lease liabilities	(10)	(397)
Increase (decrease) in short-term financial debt	(17)	52	(243)
		(1,060)	(974)
Dividends paid to Eni's shareholders		(1,475)	(1,440)
Dividends paid to non-controlling interest		(3)	(3)
Reimbursements to minority shareholders		(1)
Acquisition of treasury shares		(46)
Net cash used in financing activities		(2,585)	(2,417)
- of which with related parties	(33)	(827)	(11)
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		(1)
Effect of exchange rate changes and other changes on cash and cash equivalents		3	12
Net cash flow of the period		(301)	77
Cash and cash equivalents - beginning of the period (b)		10,855	7,363
Cash and cash equivalents - end of the period		10,554	7,440

(a) From 2019, Eni’s cash flow statement is reporting in a dedicated line-item the net cash outflow (investments minus divestments) in held-for-trading financial assets and current non-operating receivables financing, with the latter being investment of temporary cash surpluses. Those two assets are netted against financial liabilities to determine the Group net borrowings in accordance to applicable listing standards. In previous reporting periods, cash inflows and outflows relating those assets were reported among investing activities or divesting activities relating to securities and financing receivables, respectively. The establishment of a dedicated line-item for these movements enables the users of financial statements to promptly reconcile the statutory cash flow statement to the Non-Gaap financial disclosure relating to changes in the Company’s net borrowings, because the difference between the two cash flow statements is the net investment in held-for-trading securities and current non-operating receivables financing which are part of net cash from financing activities in the Non-Gaap cash flow statements. The cash flow statements of comparative periods have been reclassified accordingly.

(b) In the first half of 2019, cash and cash equivalents at the beginning of the period include €19 million of cash and cash equivalents of consolidated subsidiaries held for sale that were reported in the item "Assets held for sale".

65	Eni Interim Consolidated Report
Notes to the Financial Statements

Notes to the Condensed Consolidated Interim Financial Statements

  1    Basis of presentation

The Condensed Consolidated Interim Financial Statements as of June 30, 2019 (hereinafter Interim Financial Statements) have been prepared in accordance with the requirements of IAS 34 “Interim Financial Reporting” (hereinafter IAS 34).

The Interim Financial Statements have been prepared in accordance with the same principles of consolidation and accounting policies described in the last Consolidated Annual Financial Statements (see the related report for more information), except for applying the International Financial Reporting Standards effective from January 1, 2019, described in the section “IFRSs not yet adopted” of the last Consolidated Annual Financial Statements. In particular, IFRS 16 "Leases" (hereinafter “IFRS 16”) has been applied in the Interim Financial Statements.

Under IFRS 16, at the commencement date of the lease (i.e. the date on which an underlying asset is available for use), a lessee recognises on the balance sheet an asset representing its right to use an underlying leased asset (hereinafter also referred as right-of-use asset) and a liability representing its obligation to make lease payments (hereinafter also referred as lease liability).

In particular, the lease liability is initially recognised at the present value of the following lease payments that are not paid at the commencement date: (i) fixed payments (including in-substance fixed payments), less any lease incentives receivable; (ii) variable lease payments that depend on an index or a rate1; (iii) amounts expected to be payable by the lessee under residual value guarantees; (iv) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and (v) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the lessee’s incremental borrowing rate. The latter is determined considering the frequency and the duration of the contractual lease payments, their currency and the features of the lessee’s economic environment (reflected in the country risk premium assigned to each country where Eni operates).

After the initial recognition, the lease liability is measured at amortised cost by using the effective interest rate and is remeasured, as a contra to the carrying amount of the related right-of-use asset, to reflect changes to the lease payments due to: (i) modifications in the lease contract; (ii) changes in indexes or rates (variable lease payments); or (iii) changes in the assessment of contractual options (e.g. options to purchase the underlying asset, options to extend a lease or termination options).

The right-of-use asset is initially measured at cost, which comprises: (i) the amount of the initial measurement of the lease liability; (ii) any initial direct costs incurred by the lessee; (iii) any lease payments made at or before the commencement date, less any lease incentives received; and (iv) an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. After the initial recognition, the right-of-use asset is adjusted for any accumulated depreciation2, any accumulated impairment losses and any remeasurement of the lease liability.

1 Conversely, the other kinds of variable lease payments (e.g. payments that depend on the use of an underlying asset) are not included in the carrying amount of the lease liability, but are recognised on the profit and loss account as operating expenses during the lease term.

2 Depreciation charges are recognised on a straight-line basis from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Nevertheless, if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term or if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, the right-of-use asset is depreciated from the commencement date to the end of the useful life of the underlying asset.

Eni Interim Consolidated Report	66
Notes to the Financial Statements

Eni applies the recognition exemptions allowed for short-term leases and low-value leases, by recognising lease payments associated with those leases as an expense on a straight-line basis over the lease term.

Consistently with the requirements of IAS 34, the Interim Financial Statements include selected explanatory notes; conversely, the financial statements have been prepared in conformity to the requirements of IAS 1 “Presentation of Financial Statements” for a complete set of financial statements. Changes in the financial statements arising from the adoption of IFRS 16 are described in the section 2 “Changes in the accounting policies”. Current income taxes have been calculated based on the estimated taxable profit for the interim period. Current income tax assets and liabilities have been measured at the amount expected to be paid to/recovered from the taxation Authorities, using tax laws that have been enacted or substantively enacted by the end of the reporting period and the tax rates estimated on an annual basis.

Investments in subsidiaries, joint arrangements and associates as of June 30, 2019 are presented in the annex “List of companies owned by Eni SpA as of June 30, 2019”. This annex includes also the changes in the scope of consolidation.

On July 25, 2019, Eni’s Board of Directors approved the Interim Financial Statements as of June 30, 2019. The external auditor PricewaterhouseCoopers SpA carried out a limited review of the Interim Financial Statements; a limited review is significantly less in scope than an audit performed in accordance with the generally accepted auditing standards.

The Interim Financial Statements are presented in euros and all values are rounded to the nearest million euros (€ million).

  2    Changes in accounting policies

Starting from January 1, 2019, Eni has applied IFRS 16, adopted by the Commission Regulation no. 2017/1986 issued by the European Commission on October 31, 2017, which replaces IAS 17 (hereinafter “IAS 17”) and related interpretations. In particular, IFRS 16 eliminates the classification of leases as either operating leases or finance leases for the preparation of lessees’ financial statements. Conversely, a lessor continues to classify its leases as either operating leases or finance leases. IFRS 16 enhances disclosures both for lessees and for lessors.

With reference to the lessee’s financial statements, starting from January 1, 2019:

-	on the balance sheet, right-of-use assets and lease liabilities are recognised and presented separately from other assets and other liabilities;

-	on the profit and loss account, the depreciation charges of the right-of-use asset are recognised within operating expenses and the interest expense on the lease liability, if not capitalised, is recognised within finance expense rather than recognising the operating lease payments within the operating expenses under IAS 17. The depreciation charges of the right-of-use asset and the interest expenses on the lease liability directly attributable to the construction of an asset are capitalised as part of the cost of such asset and subsequently recognised on the profit and loss account through depreciation, impairments or write-off, mainly in the case of exploration assets. Moreover, the profit and loss account includes: (i) the expenses relating to short-term leases or low-value leases; and (ii) the variable lease payments that are not included in the measurement of the lease liability (e.g. payments that depend on the use of the underlying asset);

-	on the statement of cash flows, cash payments for the principal portion of the lease liability are recognised within the net cash used in financing activities, whereas interest expenses are recognised within the net cash provided by operating activities, if they are recognised on the profit and loss account, or within the net cash used in investing activities if they are capitalised as referred to leased assets that are used for the construction of other assets. Consequently, compared with the requirements of IAS 17 related to operating leases, the adoption of IFRS 16 has a significant impact on the statement of cash flows, by determining: (a) an improvement of the net cash provided by operating activities, which no longer includes the operating lease payments, not capitalised, but only

67	Eni Interim Consolidated Report
Notes to the Financial Statements

includes the cash payments for the interest portion of the lease liability that are not capitalised3; (b) an improvement of the net cash used in investing activities, which no longer includes capitalised lease payments, but only includes cash payments for the capitalised interest portion of the lease liability; and (c) a worsening in the net cash used in financing activities, which includes cash payments for the principal portion of the lease liability.

The adoption of the new requirements affects most of the Group companies; in terms of amounts and/or volumes, the main cases are the following: (i) in the Exploration & Production segment, contracts for the lease of drilling rigs and floating production storage and offloading vessels (the so-called FPSOs); (ii) in the Refining & Marketing and Chemical segment, highway concessions, leases of lands, service stations for the sale of oil products, as well as car fleet dedicated to the car sharing business (enjoy); (iii) in the Gas & Power segment, leases of vessels used for shipping activities and gas distribution facilities, as well as tolling contracts; (iv) for Corporate activities, leases of property.

In the Exploration & Production segment, the activities are often carried out through unincorporated joint operations, managed by one of the partners (the operator), which has the responsibility to carry out the operations and the approved work programmes. The operator usually enters into a contract (including lease contracts), as the sole signatory, for the activities of the unincorporated joint operation. Accordingly, the operator manages the leases, makes lease payments to the lessor and recharges the costs to the other partners (the so-called followers) proportionally. On this regard, the indications of the IFRS Interpretations Committee (hereinafter the IFRIC) issued in September 2018, and confirmed in March 2019, apply. In particular, the IFRIC indicated that, in the case of unincorporated joint operations, the operator recognises the entire lease liability, as, by signing the contract, it has primary responsibility for the liability towards the third-party supplier. Therefore, if based on the contractual provisions and any other relevant facts and circumstances, Eni has primary responsibility, it recognises on the balance sheet: (i) the entire lease liability and (ii) the entire right-of-use asset, unless there is a sublease with the followers. On the other hand, if a lease contract is signed by all the partners, Eni shall recognise its share of the right-of-use asset and lease liability on the balance sheet based on its working interest. If Eni does not have primary responsibility for the lease liability, it does not recognise any asset or lease liability related to the lease contract. The followers’ share of the right-of-use asset, recognised by the operator, will be recovered according to the joint operation’s arrangements by billing the project costs attributable to the followers and collecting the related cash calls. Costs recovered from the followers are recognised as “Other income and revenues” on the profit and loss account and as net cash provided by operating activities on the statement of cash flows.

The complexity of the contracts, as well as their multiannual duration, has required a complex judgement by management to determine the assumptions to be applied in order to estimate the impacts deriving from the adoption of the new requirements. In particular, the main assumptions were the following ones:

-	for lease contracts related to assets used in the oil & gas operations (mainly drilling rigs and FPSOs) set out as operator of the oil & gas activities, the recognition of 100% of the lease liability and the right-of-use asset in line with the indications provided by the IFRIC. When the lease contracts are set out by companies, other than subsidiaries, that act as operators on behalf of the other participating companies (the so-called operating companies), consistently with the provision to recover from the followers the costs related to the oil & gas activities, the participating companies recognise their shares of the right-of-use assets and the lease liabilities based on their working interest, defined, considering the expected use ,to the extent that it is reliably determinable, of the underlying assets;

-	the separation of non-lease components, also on the basis of in-depth analyses performed with external experts, with reference to the main contracts related to the upstream activities (drilling rigs) which provide for single payments relating to both lease and non-lease components;

-	the assessment of extension or termination options in order to determine the lease term;

-	the identification of variable lease payments and their characteristics in order to establish whether or not[4] they shall be included in the measurement of the lease liability and the right-of-use asset;

3 The net cash provided by operating activities will include also: (i) the short-term lease payments and payments for low-value leases; and (ii) variable lease payments not included in the measurement of the lease liability.

4 Under IFRS 16, variable lease payments that depend on future sales or use of an underlying asset are recognised on the profit and loss account and so they are not included in the measurement of the lease liability and the right-of-use asset.

Eni Interim Consolidated Report	68
Notes to the Financial Statements

-	the discount rate used to measure the lease liability that is the lessee’s incremental borrowing rate. This rate has been defined considering the lease term of the lease contracts, the currencies and the characteristics of the lessees’ economic environment (reflected in the country risk premium assigned to each country where Eni operates). In particular, the weighted average discount rate used to measure the lease liabilities as at January 1, 2019 is equal to 6.8%.

IFRS 16 has been applied starting from January 1, 2019 recognising, as allowed by the transition requirements of the standard, the cumulative effect of the initial application as an adjustment to the opening balance of equity at January 1, 2019, with no restatement of comparative information (the so-called modified retrospective approach). In particular, the adoption of IFRS 16 resulted in the recognition of right-of-use assets for €5.6 billion and lease liabilities for €5.7 billion; the amount of the lease liabilities includes the payables for lease fees outstanding at January 1, 2019, previously classified as trade payables. Moreover, the amount of the lease liabilities includes the share of the lease liabilities corresponding to the followers’ working interest for €2.0 billion while the Eni working interest is €3.7 billion.

On initial application, Eni elects to apply the following practical expedients allowed by the accounting standard:

-	possibility not to reassess each contract existing at January 1, 2019, by applying IFRS 16 to all contracts previously identified as leases (under IAS 17 and IFRIC 4), while not applying IFRS 16 to the contracts that were not previously identified as leases;

-	for contracts previously classified as operating leases, possibility to measure the right-of-use asset at an amount equal to the lease liability, adjusted, if necessary, by any prepaid amounts already recognised on the balance sheet;

-	as an alternative to performing an impairment review, possibility to adjust the right-of-use assets, existing at January 1, 2019, by the amount of any provision for onerous lease contracts recognised at December 31, 2018;

-	possibility to exclude initial direct costs from the measurement of the right-of-use assets at January 1, 2019.

Moreover, on transition, Eni elects not to consider leases for which the lease term ends within 12 months of January 1, 2019 as short-term leases.

69	Eni Interim Consolidated Report
Notes to the Financial Statements

The breakdown of the abovementioned quantitative effects and reclassifications, deriving from the initial application, as of January 1, 20195, of IFRS 16, is as follows:

(€ million)	December 31, 2018	Adoption of IFRS 16	Reclassifications IFRS 16	Total effect of the first application	As restated January 1, 2019
Selected line items only
Current assets	39,450		(12)	(12)	39,438
of which: Trade and other receivables	14,101		(12)	(12)	14,089

Non-current assets	78,628	5,656	(13)	5,643	84,271
of which: Property, plant and equipment	60,302		(46)	(46)	60,256
of which: Right-of-use assets		5,656	33	5,689	5,689

Assets held for sale	295		13	13	308

Current liabilities	28,382	665	(15)	650	29,032
of which: Current portion of long-term debt	3,601		(16)	(16)	3,585
of which: Current portion of long-term lease liabilities		665	129	794	794
of which: Trade and other payables	16,747		(128)	(128)	16,619

Non-current liabilities	38,859	4,991	(10)	4,981	43,840
of which: Long-term debt	20,082		(36)	(36)	20,046
of which: Long-term lease liabilities		4,991	26	5,017	5,017

Liabilities directly associated with assets held for sale	59		13	13	72

The reconciliation between the amount of future minimum lease payments under non-cancellable operating leases at December 31, 2018, discounted using the lessee's incremental borrowing rate at the date of initial application of IFRS 16, and the opening balance of the lease liabilities at January 1, 2019 is provided below:

(€ billion)
Future minimum lease payments under non-cancellable operating leases at December 31, 2018	4.0
- Recognition of the shares of leases related to followers	2.0
- Effect of discounting	(1.5)
- Extension options	1.2
- Other changes	0.1
Lease liability at January 1, 2019	5.8

  3    Significant accounting estimates or judgements

The significant accounting estimates and judgements made by management are disclosed in the last Consolidated Annual Financial Statements, except for those related to the determination of the lease term when the contract contains extension/termination options, as well as the determination of the discount rate to be used for measuring lease liabilities.

In particular, determining the reasonable certainty to exercise an extension and/or termination option provided by a lease contract is based on complex managerial judgements. The reasonable certainty to exercise these options is assessed at the commencement date, considering all the facts and circumstances that create an economic incentive for the lessee to exercise the option to extend the lease, or not to exercise the option to terminate the lease, as well as upon the occurrence of either a significant event or a significant change in circumstances that is within the control of the lessee and affects whether the lessee is

5 The amendments to IAS 28 “Long-term Interests in Associates and Joint Ventures” and IFRIC 23 “Uncertainty over Income Tax Treatments” are also effective starting from January 1, 2019, but they did not have a significant impact on the Consolidated Financial Statements.

Eni Interim Consolidated Report	70
Notes to the Financial Statements

reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of the lease term.

Moreover, the determination of the discount rate to be used for measuring lease liabilities, both on initial recognition and subsequently, is based on complex managerial judgements.

  4    International Financial Reporting Standards not yet adopted

The International Financial Reporting Standards not yet adopted are disclosed in note 2 – Changes in accounting policies and in the last Consolidated Annual Financial Statements.

Eni is currently reviewing the International Financial Reporting Standards not yet adopted in order to determine the likely impact on the Group’s financial statements.

71	Eni Interim Consolidated Report
Notes to the Financial Statements

  5   Financial assets held for trading

(€ million)	June 30, 2019	December 31, 2018
Bonds issued by sovereign states	1,472	1,083
Other	5,198	5,469
	6,670	6,552

The breakdown by issuing entity and credit rating of securities does not show significant changes compared to the Annual Report 2018.

The fair value hierarchy is level 1 for €6,080 million and level 2 for €590 million. During the first half of 2019, there were no transfers between the different hierarchy levels of fair value.

  6   Trade and other receivables

(€ million)	June 30, 2019	December 31, 2018
Trade receivables	9,416	9,520
Receivables from divestments	30	122
Receivables from operators in exploration and production activities	2,979	3,024
Other receivables	1,632	1,435
	14,057	14,101

In the first half of 2019, Eni divested without recourse receivables due beyond June 30, 2019 for €1,650 million (€1,769 million at December 31, 2018 due in 2019). Derecognized receivables essentially related to trade receivables of the Gas & Power segment for €1,201 million and to the Refining & Marketing and Chemical business lines for €449 million.

Receivables from divestments decreased by €92 million due to the collection of the last installment of €122 million relating to the sale of a 10% interest in the Zohr asset in Egypt to BP made in 2017.

Receivables from operators in exploration and production activities included amounts from partners in unincorporated joint ventures in Nigeria for €993 million (€977 million at December 31, 2018) in respect of the contractual recovery of expenditures incurred at certain projects operated by Eni due: (i) by the Nigerian national oil company NNPC for an amount of €668 million (€681 million at December 31, 2018), in large part overdue. The exposure towards NNPC has improved in the semester due to the implementation of the “Repayment Agreement” agreed with the counterparty, leading to the collection of €92 million, whereby Eni is to be reimbursed through the sale of the profit oil attributable to NNPC in certain rig-less petroleum initiatives with low mineral risk. Based on Eni’s Brent price scenario, the reimbursement of the overdue amount is expected to be accomplished over a time horizon of three to five years. The overdue receivables are stated net of a discount factor; (ii) by a local oil company for about €290 million, in large part overdue. In relation to these receivables, a provision was set based on the loss given default (LGD) defined by Eni for international oil companies. Initiatives for the definition of a repayment plan are underway.

Receivables from other counterparties comprised the recoverable value amounting to €291 million (€300 million at December 31, 2018) of certain overdue trade receivables towards the state-owned oil company of Venezuela, PDVSA, in relation to gas equity volumes supplied by the joint venture Cardón IV, equally participated by Eni and Repsol. The two shareholders purchased those receivables from the venture in 2016 and 2018. Receivables are stated net of an allowance for doubtful accounts determined on the basis of the average recovery percentages obtained by creditors in the context of sovereign defaults, adjusted to reflect the strategic value of the energy sector. Risks associated with the complex financial outlook of the Country and the deteriorated operating environment were appreciated in the estimation of the expected loss by assuming a deferral in the timing of collection of future revenues and overdue credit amounts. In the first half of the year, the percentages of collection of gas sales by the joint venture were in line with the estimated assumptions; therefore, the assessment of the recoverability of these receivables and the estimated expected loss made in the Annual Report 2018 were retained. The expected loss applied to trade receivable was also utilized by management to assess the recoverable value of

Eni Interim Consolidated Report	72
Notes to the Financial Statements

the net investment in the initiative (equity investments and long-term financial interest). No impairment indicators emerged.

Trade and other receivables are stated net of the valuation allowance for doubtful accounts of €3,301 million (€3,150 million at December 31, 2018).

Net (impairment losses) reversals of trade and other receivables are disclosed as follows:

(€ million)	Six months ended June 30, 2019	Six months ended June 30, 2018
Net (impairment losses) reversals of trade and other receivables
New or increased provisions	(292)	(271)
Credit losses	(7)	(1)
Reversals	53	40
	(246)	(232)

Additions to the allowance for doubtful accounts for trade and other receivables related: (i) for €148 million to the Gas & Power segment, particularly in the retail business; (ii) for €131 million to the Exploration & Production segment in relation to receivables for the recovery of investment expenditures from partners in unincorporated joint ventures.

Because of the short-term maturity and conditions of remuneration of trade and other receivables, the fair value approximated the carrying amount.

Receivables with related parties are disclosed in note 33 – Transactions with related parties.

  7   Inventories

(€ million)	Inventories
Gross carrying amount at December 31, 2018	5,229
Write down provisions at December 31, 2018	578
Net carrying amount at December 31, 2018	4,651
Changes of the period	(108)
Currency translation differences	12
Other changes	14
Net carrying amount at June 30, 2019	4,569
Gross carrying amount at June 30, 2019	4,902
Write down provisions at June 30, 2019	333

Inventories at June 30, 2019, included certificates and emission rights for €29 million (€37 million at December 31, 2018) measured at the fair value based on market prices. The fair value hierarchy is level 1.

  8   Other assets

	June 30, 2019		December 31, 2018
(€ million)	Current	Non-current	Current	Non-current
Fair value of derivative financial instruments	2,266	79	1,594	68
Other assets	763	789	664	724
	3,029	868	2,258	792

The fair value related to derivative financial instruments is disclosed in note 21 – Derivative financial instruments.

Other assets included non-current tax assets for €435 million (€422 million at December 31, 2018) and non-current receivables for divesting activities for €9 million (same amount as of December 31, 2018).

Transactions with related parties are described in note 33 – Transactions with related parties.

73	Eni Interim Consolidated Report
Notes to the Financial Statements

  9   Property, plant and equipment

(€ million)	Property, plant and equipment
Gross carrying amount at December 31, 2018	183,284
Provisions for depreciation and impairments at December 31, 2018	122,982
Net carrying amount at December 31, 2018	60,302
Additions	4,109
Capitalization of depreciation	101
Depreciations	(3,298)
Net impairments	(311)
Write-off	(158)
Currency translation differences	352
Other changes	333
Net carrying amount at June 30, 2019	61,430
Gross carrying amount at June 30, 2019	188,530
Provisions for depreciation and impairments at June 30, 2019	127,100

Capital expenditures primarily related to the Exploration & Production segment for €3,621 million (€4,019 million in the first half of 2018) and included the consideration paid for the acquisition of a proved and unproved mineral interest in an already participated producing field in the United States for €236 million and an entry bonus in development licenses in Algeria for €134 million.

The criteria adopted by Eni for determining net impairments/reversals is reported in note 12 – Net reversal (impairment) of tangible and intangible assets.

Foreign currency translation differences primarily related to subsidiaries which utilize the U.S. dollar as functional currency.

Other changes included a downward revision to estimates of the decommissioning provision of the Exploration & Production segment (€384 million) due to decreased discount rate curves.

Property, plant and equipment include capitalized costs related to pending exploration and appraisal activities and tangible assets in progress and advances of the Exploration & Production segment as follows:

(€ million)	Wells, plant and machinery	Exploration assets and appraisal	Tangible assets in progress	Total
Book amount at December 31, 2018	42,856	1,267	9,195	53,318
Additions	139	276	3,093	3,508
Capitalization of depreciations		11	90	101
Depreciations	(3,009)			(3,009)
Net impairments	(22)			(22)
Write-off	(1)	(156)		(157)
Currency translation differences	278	8	58	344
Transfers	2,503	(20)	(2,483)
Other changes	450	14	6	470
Book amount at June 30, 2019	43,194	1,400	9,959	54,553

Transfers from E&P tangible assets in progress to E&P UOP wells, plant and machinery related to progress in the development of reserves primarily in Egypt, Libya, Ghana and Angola.

Changes in exploration and appraisal activities related to the write-off of unsuccessful exploration wells for €156 million mainly in Australia, Pakistan, China and United Kingdom.

Eni Interim Consolidated Report	74
Notes to the Financial Statements

Unproved mineral interests were recorded as a result of the purchase price allocation of business combinations or acquisition of individual properties. Unproved mineral interests were as follows:

(€ million)	Congo	Nigeria	Turkmenistan	USA	Algeria	Egypt	United Arab Emirates	Total

Book amount at December 31, 2018	769	921	77	103	77	29	502	2,478
Additions				98	134	1		233
Reclassification to proved mineral interest				(14)		(1)		(15)
Other changes and currency translation differences	6	7		1	(1)		4	17
Book amount at June 30, 2019	775	928	77	188	210	29	506	2,713

Unproved mineral interests comprised the Oil Prospecting License 245 property (“OPL 245”), located offshore Nigeria, for €863 million corresponding to the price paid in 2011 to the Nigerian Government to acquire a 50% interest in the property, with the partner Shell acquiring the remaining 50%. The net book value of the property was €1,169 million, including capitalized exploration costs and pre-development costs. The acquisition of OPL 245 is subject to judicial proceedings in Italy and in Nigeria for alleged corruption and money laundering in respect of the Resolution Agreement signed on April 29, 2011, relating to the purchase of the license by Eni and Shell. This proceeding is fully disclosed in note 25 – Guarantees, Commitments and Risks. The impairment test of the asset confirmed the book value also considering the time value elapsed from the acquisition date.

  10   Right-of-use assets and lease liabilities

(€ million)	Right of use assets	Lease Liabilities
First adoption IFRS 16	5,656	5,656
Reclassifications	46	168
Reclassifications to assets held for sale	(13)	(13)
Net carrying amount at January 1, 2019	5,689	5,811
Additions	250	250
Decreases		(397)
Depreciations	(495)
Currency translation differences	31	31
Other changes	13	27
Net carrying amount at June 30, 2019	5,488	5,722
Gross carrying amount at June 30, 2019	5,976
Provisions for depreciation and impairments at June 30, 2019	488

More information about the application of IFRS 16 is disclosed in note 2 – Changes in accounting policies.

Right-of-use assets (RoU) related for €3,968 million to the Exploration & Production segment and mainly comprised the operating leases of certain FPSO vessels utilized in offshore development projects in Ghana (the Sankofa field) and Angola (Block 15/06 West and East hub) for €3,243 million, as well as the long-term lease of offshore rigs in relation to the lease component. In the other segments, RoU mainly related to rent of buildings, lands, service stations, depots, time charters and other minor assets. More information about the recoverability of the carrying amount of RoU is disclosed in note 12 – Net reversal (impairment) of tangible and intangible assets.

The short-term portion of liabilities for leased assets amounted to €870 million.

75	Eni Interim Consolidated Report
Notes to the Financial Statements

  11   Intangible assets

(€ million)	Intangible assets with finite useful lives	Goodwill	Total
Gross carrying amount at December 31, 2018	7,408
Provisions for amortization and impairments at December 31, 2018	5,522
Net carrying amount at December 31, 2018	1,886	1,284	3,170
Additions	127		127
Amortization	(134)		(134)
Write-off	(20)		(20)
Currency translation differences	7	1	8
Other changes	3		3
Net carrying amount at June 30, 2019	1,869	1,285	3,154
Gross carrying amount at June 30, 2019	7,523
Provisions for amortization and impairments at June 30, 2019	5,654

Additions of €127 million (€116 million in the first half of 2018) included the capitalization of costs for customer acquisition in the Gas & Power segment for €56 million (€52 million in the first half 2018) and a signature bonus of €37 million in the Exploration & Production segment (€39 million in the first half 2018) for the acquisition of exploration permits in Mozambique and United Arab Emirates.

Write-offs related to an exploration permit in Indonesia.

As of June 30, 2019, the carrying amount of intangible assets with finite useful life included proved mineral interests by type of asset was as follows:

(€ million)	June 30, 2019	December 31, 2018
Proved licence and leasehold property acquisition costs	347	357
Unproved licence and leasehold property acquisition costs	688	684
Other mineral interests	37	40
	1,072	1,081

As of June 30, 2019, the carrying amount of goodwill was net of cumulative impairment charges amounting to €2,423 million.

Management did not identify any impairment indicator in the first half of 2019.

  12   Net reversal (impairment) of tangible and intangible assets

The criteria adopted in the identification of the Group’s Cash Generating Units (CGU) and in the impairment review of the recoverability of the carrying amounts of fixed assets remain similar to the Annual Report 2018 (see note 13 – Net reversal (impairment) of tangible and intangible assets of the Annual Report 2018).

Management's expectations on medium and long-term trends in energy commodity prices and margins were substantially unchanged from the assumptions used in assessing the recoverability of assets carrying amounts in the Annual Report 2018. Therefore, no evidence of impairment indicators emerged at the reporting date of June 30, 2019.

In the first half of 2019, Brent crude oil prices averaged 66$/BBL, slightly higher than management’s projection against the backdrop of rising volatility as the semester approached the end due to macro-uncertainties. Crude oil prices have strengthened until April, with prices reaching 75$/BBL, then they reverted down to 62$/BBL, driven by signs of slowing macroeconomic growth and by the U.S.-China trade dispute that also dampened the outlook. Prices found a bottom late in June, due to the decision of OPEC+ to extend the production cuts for another nine-month period, and to geopolitical factors such lower production from Venezuela and Iran in relation to the imposition of the U.S. sanctions, and to rising tensions in Libya and in the Gulf.

Looking forward, based on its view of market fundamentals and considering the projections made by specialized agencies and financial analysts, management has retained its long-term forecast of the Brent price at 70 $/BBL in real currency 2022 (long-term inflation 2%). This assumption is unchanged from management’s oil price forecast

Eni Interim Consolidated Report	76
Notes to the Financial Statements

used to assess the recoverability of the carrying amounts of the Group’s oil and gas assets as of December 31, 2018.

Forecasts for gas prices in the different geographies of upstream activity have been confirmed, as well as gas spreads in Europe (Italian spot prices versus continental hubs), which is a profitability measure of the wholesale gas business. Wholesale price spreads for power were also unchanged, compared to fuel gas price plus CO2 expenses, which is the basis for Eni's power plants valuation.

In the first half 2019, the petrochemical sector has been in a downturn driven by weak consumption of plastics and a slowdown in the automotive sector. However, margins of cracker plants and of the main commodity (polyethylene, elastomers and styrene) appeared to have bottomed-out and management has retained its medium-term forecasts for petrochemicals commodities margins, which are the basis for assessing the recoverability of the chemical CGU of Eni.

The re-measurement of the post-tax cost of capital to the Group (weighted average cost of capital - WACC) as at June 30, 2019 confirmed the value (7.3%) used in the Annual Report 2018. The main changes in the basic parameters of the Company’s WACC with overall offsetting effects were, in positive, the reduction in the risk-free rate represented by yields on Italian government bonds and the increase in leverage due to the initial recognition of the lease liability (leading to a reduction in the weight of the cost of equity capital), negatively, the increase in the Company's risk measured by the Beta (due to the leverage effect) and the cost of debt reflecting higher interest rates on lease liabilities than the average cost of financing to the Group. In order to assess the VIU of the Company’s CGUs, future cash flow discount rates are obtained adding a Country Risk Premium to the Group WACC.

A further assessment of the asset recoverability was made at the CGUs which presented an increase in the carrying amount due to the initial recognition of the right-of-use assets, in particular the Exploration & Production CGUs for the development of oil reserves through FPSOs long-term rental, by comparing the WACC adjusted to the financial discount rate of the lease payments on the basis of which the RoU, was estimated. These financial rates adjusted for the specificity of the local contexts were in line with the WACC adjusted with the country risk premium, therefore excluding the existence of impairment indicators.

At the balance sheet date, the market capitalization of Eni amounting to €52.5 billion exceeded by about 3% the book value of the consolidated net assets.

In the Refining & Marketing business line, on the other hand, management carried out the recoverability test of the book value of the refineries based on ongoing negative trends in the refining trading environment, particularly for complex cycles, which is an impairment indicator. Eni’s refining profitability is exposed to the volatility in the spreads between crudes with high sulfur content or sour crudes versus the Brent crude benchmark, which is a low-content sulfur crude. Eni complex refineries are able to process sour crudes, which typically trade at a discount over the Brent crude.

The fundamentals supporting this discount have weakened during the first half of 2019 due to a shortfall in the supplies of heavy crudes, driven by the production cuts implemented by OPEC, lower exports from Venezuela and the USA sanctions against Iran. This trend is expected to continue in the second half of the year and in the medium term, thus representing a risk factor for our refining business results. On this basis, management recorded an impairment loss at the book value of its refineries of €244 million using a post-tax WACC of 6.4%, corresponding to a pre-tax rate of 8.0%.

In the first half 2019, other minor impairment losses of €67 million were recorded in relation to an investment in the Exploration & Production segment that was aligned to fair value and to investments of the period for compliance and stay-in-business related to some CGUs of the Refining & Marketing segment fully impaired in prior years and for which profitability expectations have remained unchanged.

77	Eni Interim Consolidated Report
Notes to the Financial Statements

  13   Investments

Equity-accounted investments

(€ million)	Equity accounted investments
Carrying amount at December 31, 2018	7,044
Additions and subscriptions	42
Share of profit (loss) of equity-accounted investments	71
Deduction for dividends	(1,074)
Currency translation differences	91
Other changes	6
Carrying amount at June 30, 2019	6,180

Acquisitions and share capital increases mainly related for €20 million to a capital contribution to Lotte Versalis Elastomers Co Ltd.

The accounting under the equity method included: (i) gains for €132 million related to Vår Energi AS (€65 million), Angola LNG Ltd (€32 million) and Saipem SpA (€4 million); (ii) negative results for the period of €61 million recognized at the investment Cardón IV SA (€26 million) and Lotte Versalis Elastomers Co Ltd (€19 million).

As of June 30, 2019, the market value of Saipem SpA, the only investment listed in a regulated stock market, was as follows:

Saipem SpA
Number of shares held	308,767,968
% of the investment	30.99
Share price (€)	4.375
Market value (€ million)	1,351
Book value (€ million)	1,237

As of June 30, 2019, the book value of Saipem exceeded by 9.2% the fair value represented by the corresponding portion of market capitalization. Notwithstanding the absence of impairment indicators, given the volatility of the stock and the uncertainties regarding the recovery of the investment cycle by the oil companies, management carried out the recoverability test of the book value of the investment based on an internal estimation of the value in use of the investment, which confirmed its carrying amount.

As of June 30, 2019, the book value of the investments included Vår Energi SA for €2,593 million, which was established at the end of 2018 following the merger between the former Eni subsidiary Eni Norge AS and Point Resources AS for maximizing synergies in the development of hydrocarbon reserves in Norway through the sharing of assets and know-how. The decrease of €905 million compared to the initial balance was due to the distribution of dividends of €1,047 million classified in cash flows from operating activities in consideration of the industrial integration of Eni Norge AS as part of the upstream growth strategy of Eni. This decrease was partially absorbed by Eni's share of the profit for the period.

Other investments

(€ million)	Other investments
Carrying amount at December 31, 2018	919
Additions and subscriptions	9
Divestments and reimbursements	(5)
Currency translation differences	5
Carrying amount at June 30, 2019	928

The fair value of the main non-controlling interests in unquoted undertakings, classified within level 3 of the fair value hierarchy, was estimated based on a methodology that combines expected additional earnings and sum-of-the-parts measurements (so-called residual income approach) and takes into account, inter alia, the following inputs: (i) expected results, as a gauge of the future profitability of the investees, derived from the business plans,

Eni Interim Consolidated Report	78
Notes to the Financial Statements

but adjusted, where appropriate, to include the assumptions that market participants would incorporate; (ii) the cost of capital, adjusted to include the risk premium of the specific country in which each investee operates. Changes of 1% of the cost of capital considered in the valuation do not produce significant changes at the fair value evaluation.

Dividends paid by those investments are disclosed in note 29 – Income (expense) from investments.

Investments in subsidiaries, joint arrangements and associates as of June 30, 2019 are presented in the annex “List of companies owned by Eni SpA as of June 30, 2019”.

  14   Other financial assets

	June 30, 2019		December 31, 2018
(€ million)	Current	Non-current	Current	Non-current
Long-term financing receivables held for operating purposes	78	1,250	61	1,189
Short-term financing receivables held for operating purposes	43		51
	121	1,250	112	1,189
Financing receivables held for non-operating purposes	207		188
	328	1,250	300	1,189
Securities held for operating purposes		67		64
	328	1,317	300	1,253

Financing receivables are stated net of the valuation allowance for doubtful accounts as follows:

(€ million)	Allowance for doubtful accounts of financing receivables
Carrying amount at December 31, 2018	430
Additions	6
Deductions	(14)
Currency translation differences	3
Other changes	26
Carrying amount at June 30, 2019	451

Financing receivables held for operating purposes primarily related to funds provided to joint agreements and associates for the execution of industrial projects of interest to Eni in the Exploration & Production segment (€1,138 million) and the Gas & Power segment (€105 million). These receivables are the expression of long-term interests in the initiatives funded and are valued based on the expected credit loss model. The greatest exposure is towards the joint venture Cardón IV SA (Eni's interest 50%) in Venezuela, which is currently operating the Perla offshore gas field, for €726 million (€705 million at December 31, 2018). There was no evidence of negative developments with respect to the recoverability test performed in the Annual Report 2018, which factored in the assessment the risk relating to the financial outlook of Venezuela.

The valuation at fair value of non-current financing receivables of €1,250 million has been estimated based on the present value of expected future cash flows.

Financing receivables held for non-operating purposesivities related to bank deposits with the purpose to invest cash surpluses and restricted deposits in escrow to guarantee transactions on derivative contracts.

Fair value of securities derived from quoted market prices and amounted to €68 million.

Receivables with related parties are described in note 33 – Transactions with related parties.

79	Eni Interim Consolidated Report
Notes to the Financial Statements

  15   Trade and other payables

(€ million)	June 30, 2019	December 31, 2018
Trade payables	10,679	11,645
Down payments and advances from partners in exploration & production activities	191	207
Payables for purchase of non-current assets	2,534	2,530
Payables due to partners in exploration & production activities	1,205	1,151
Other payables	697	1,214
	15,306	16,747

Because of the short-term maturity and conditions of remuneration of trade payables, the fair values approximated the carrying amounts.

Payables due to related parties are described in note 33 – Transactions with related parties.

  16   Other liabilities

	June 30, 2019		December 31, 2018
(€ million)	Current	Non-current	Current	Non-current
Fair value of derivatives financial instruments	2,505	59	1,445	40
Liabilities from contracts with customers	1,360	486	1,108	518
Other liabilities	1,404	993	1,427	944
	5,269	1,538	3,980	1,502

Fair value related to derivative financial instruments is disclosed in note 21 – Derivative financial instruments.

Liabilities from contracts with customer included: (i) advances denominated in local currency of €966 million (€716 million at December 31, 2018) relating to future supplies of equity hydrocarbons to our Egyptian State-owned partners in relation to the operations of Eni’s Concession Agreements in the Country, in particular, among these, the Zohr project; (ii) the current portion of advances received by Engie SA (former Suez) relating to a long-term agreement for supplying natural gas and electricity for €65 million (€66 million at December 31, 2018); the non-current portion amounted to €486 million (€518 million at December 31, 2018).

Other current liabilities included overlifting imbalances of the Exploration & Production segment for €940 million (€1,004 million at December 31, 2018).

Other non-current liabilities included tax liabilities for €73 million (€61 million at December 31, 2018).

Transactions with related parties are described in note 33 – Transactions with related parties.

  17   Financial liabilities

	June 30, 2019				December 31, 2018
	Short-term debt	Current portion of long-term debt	Long-term debt	Total	Short-term debt	Current portion of long-term debt	Long-term debt	Total
(€ million)
Banks	193	250	2,685	3,128	383	768	2,710	3,861
Ordinary bonds		3,810	15,838	19,648		2,781	16,923	19,704
Convertible bonds			391	391			390	390
Commercial papers	1,715			1,715	915			915
Other financial institutions	366	10	42	418	884	52	59	995
	2,274	4,070	18,956	25,300	2,182	3,601	20,082	25,865

Financial liabilities included a decrease of €565 million driven by new issuances net of repayments made of €663 million, partially offset by currency translation differences relating to foreign subsidiaries and debt denominated in foreign currency recorded by euro-reporting subsidiaries for €120 million.

Eni Interim Consolidated Report	80
Notes to the Financial Statements

Commercial papers were issued by the Group’s financial subsidiaries.

Eni entered into long-term borrowing facilities with the European Investment Bank. These borrowing facilities are subject to the maintenance of a minimum level of credit rating. According to the agreements, should the Company lose the minimum credit rating, new guarantees could be required to be agreed upon with the European Investment Bank. In addition, Eni entered into long and medium-term facilities subject to the maintenance of certain financial ratios based on the Consolidated Financial Statements of Eni with Citibank Europe Plc, whose non-compliance allows the bank to request an early repayment. As of June 30, 2019, debts subjected to restrictive covenants amounted to €1,338 million (€1,337 million at December 31, 2018). Eni was in compliance with those covenants.

Ordinary bonds were issued as a part of the Euro Medium Term Notes Program for a total of €15,949 million; other bonds were €3,699 million.

The following table provides a breakdown of ordinary bonds by issuing entity, maturity date, interest rate and currency:

	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity		Rate %
(€ million)					from	to	from	to
Issuing entity
Euro Medium Term Notes
Eni SpA	1,500	48	1,548	EUR		2019		4.125
Eni SpA	1,200	38	1,238	EUR		2025		3.750
Eni SpA	1,000	40	1,040	EUR		2020		4.000
Eni SpA	1,000	26	1,026	EUR		2023		3.250
Eni SpA	1,000	17	1,017	EUR		2020		4.250
Eni SpA	1,000	9	1,009	EUR		2029		3.625
Eni SpA	1,000	1	1,001	EUR		2026		1.500
Eni SpA	900	(1)	899	EUR		2024		0.625
Eni SpA	800	12	812	EUR		2021		2.625
Eni SpA	800	(8)	792	EUR		2028		1.625
Eni SpA	750	2	752	EUR		2024		1.750
Eni SpA	750	(1)	749	EUR		2027		1.500
Eni SpA	700	(1)	699	EUR		2022		0.750
Eni SpA	650	(1)	649	EUR		2025		1.000
Eni SpA	600	(1)	599	EUR		2028		1.125
Eni Finance International SA	1,539	(3)	1,536	USD	2026	2027		variabile
Eni Finance International SA	295	2	297	EUR	2028	2043	3.875	5.441
Eni Finance International SA	171	1	172	YEN	2019	2037	1.955	2.810
Eni Finance International SA	112	2	114	GBP		2021		4.750
	15,767	182	15,949
Other bonds
Eni SpA	879	3	882	USD		2023		4.000
Eni SpA	879	2	881	USD		2028		4.750
Eni SpA	879	(1)	878	USD		2029		4.250
Eni SpA	396	3	399	USD		2020		4.150
Eni SpA	308		308	USD		2040		5.700
Eni USA Inc	352	(1)	351	USD		2027		7.300
	3,693	6	3,699
	19,460	188	19,648

As of June 30, 2019, bonds maturing within 18 months amounted to €4,029 million. During the first half of 2019, new bonds issued amounted to €878 million.

81	Eni Interim Consolidated Report
Notes to the Financial Statements

The following table provides a breakdown of convertible bonds issued by Eni SpA as of June 30, 2019:

(€ million)	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate %
Eni SpA	400	(9)	391	EUR	2022	0.000

The non-dilutive equity-linked bond issued provides for by a redemption value linked to the market price of Eni’s shares. The bondholders have "conversion" rights at certain times and/or in the presence of certain events, while the bonds will be cash-settled. Accordingly, to hedge its exposure, Eni purchased cash-settled call options relating to Eni shares that will be settled on a net cash basis. The convertible bond is measured at amortized cost. The conversion option, embedded in the financial instrument issued, and the call option on Eni’s shares acquired are valued at fair value with effects recognized through profit and loss.

Eni has in place a program for the issuance of Euro Medium Term Notes up to €20 billion, of which €15.8 billion were drawn as of June 30, 2019.

As of June 30, 2019, Eni retained undrawn uncommitted borrowing facilities amounting to €12,650 million (€12,484 million at December 31, 2018) and undrawn long-term committed borrowing facilities of €5,216 million (€5,214 million at December 31, 2018). Those facilities bore interest rates reflecting prevailing conditions on the marketplace.

As of June 30, 2019, Eni did not identify any default on covenants or other contractual provisions in relation to borrowing facilities.

Fair value of long-term debt, including the current portion of long-term debt is described below:

	June 30, 2019	December 31, 2018
(€ million)
Ordinary bonds	21,135	20,257
Convertible bonds	429	399
Banks	2,969	3,445
Other financial institutions	52	111
	24,585	24,212

Fair value of financial debt was calculated by discounting the expected future cash flows.

Because of the short-term maturity and conditions of remuneration of short-term debts, the fair value approximated the carrying amount.

Changes in borrowings are provided below:

(€ million)	Long-term debt and current portion of long-term debt	Short-term debt	Total
Carrying amount at December 31, 2018	23,683	2,182	25,865
Cash flows	(715)	52	(663)
Currency translation differences	102	18	120
Other non-monetary changes	(44)	22	(22)
Carrying amount at June 30, 2019	23,026	2,274	25,300

Transactions with related parties are described in note 33 – Transactions with related parties.

Eni Interim Consolidated Report	82
Notes to the Financial Statements

  18   Information on net borrowings

The analysis of net borrowings was as follows:

	June 30, 2019			December 31, 2018
(€ million)	Current	Non- current	Total	Current	Non- current	Total
A. Cash and cash equivalents	10,554		10,554	10,836		10,836
B. Held-for-trading financial assets	6,670		6,670	6,552		6,552
C Liquidity (A+B)	17,224		17,224	17,388		17,388
D. Financing receivables	207		207	188		188
E. Short-term debt towards banks	193		193	383		383
F. Long-term debt towards banks	250	2,685	2,935	768	2,710	3,478
G. Bonds	3,810	16,229	20,039	2,781	17,313	20,094
H. Short-term debt towards related parties	49		49	661		661
I. Other short-term liabilities	2,032		2,032	1,138		1,138
L. Other long-term liabilities	10	42	52	52	59	111
M. Total borrowings less lease liabilities (E+F+G+H+I+L)	6,344	18,956	25,300	5,783	20,082	25,865
N. Net borrowings less lease liabilities (M-C-D)	(11,087)	18,956	7,869	(11,793)	20,082	8,289
O. Lease liabilities	870	4,852	5,722
P. Total borrowings with lease liabilities (M+O)	7,214	23,808	31,022	5,783	20,082	25,865
Q. Net borrowings including lease liabilities (P-C-D)	(10,217)	23,808	13,591	(11,793)	20,082	8,289

Cash and cash equivalents included approximately €200 million subject to foreclosure by third parties.

Liabilities for leased assets related for €1,998 million to the share of joint operators in upstream projects operated by Eni which will be recovered through a partner cash-call billing process.

Financial assets held for trading are disclosed in note 5 – Financial assets held for trading.

Financial receivables are disclosed in note 14 – Other financial assets.

Financial liabilities are disclosed in note 17 – Financial liabilities.

  19   Provisions for contingencies

(€ million)	Provisions for contingencies
Carrying amount at December 31, 2018	11,886
New or increased provisions	339
Initial recognition and changes in estimates of the decommissioning provision and social projects	384
Accretion discount	147
Reversal of utilized provisions	(422)
Reversal of unutilized provisions	(72)
Currency translation differences	32
Other changes	50
Carrying amount at June 30, 2019	12,344

(*)	Each individual amount included herein was lower than €50 million.

Provisions recognized in the first half of 2019 of €339 million related to environmental costs, contractual disputes and insurance claims.

The initial recognition and re-measurement of the decommissioning provision of the Exploration & Production segment increased by €384 million due to lower discount rate curves.

Utilizations related to the progress in spending the accrued amounts in environmental remediation projects and compensations for insurance claims.

83	Eni Interim Consolidated Report
Notes to the Financial Statements

  20   Deferred tax assets and liabilities

(€ million)	June 30, 2019	December 31, 2018
Deferred tax liabilities, gross	9,600	7,956
Deferred tax assets available for offset	(5,221)	(3,684)
Deferred tax liabilities	4,379	4,272
Deferred tax assets, gross (net of accumulated write-down provisions)	9,156	7,615
Deferred tax liabilities available for offset	(5,221)	(3,684)
Deferred tax assets	3,935	3,931

The following table summarizes the changes in deferred tax liabilities and assets:

(€ million)	Deferred tax liabilities	Deferred tax assets, gross	Accumulated write-downs of deferred tax assets	Deferred tax assets, net of accumulated write-downs
Carrying amount at December 31, 2018	7,956	(13,356)	5,741	(7,615)
Changes of the period	192	4	53	57
Currency translation differences	61	(59)	12	(47)
Other changes	1,391	(1,551)		(1,551)
Carrying amount at June 30, 2019	9,600	(14,962)	5,806	(9,156)

Other changes in gross deferred tax liabilities and gross deferred tax assets include the deferred tax effects of €1,470 million accounted for following the first time adoption of IFRS 16 – Leases which determined the recognition of a right-of-use asset for €5,656 million and a lease liability of the same amount.

Taxes are described in note 30 – Income taxes.

Eni Interim Consolidated Report	84
Notes to the Financial Statements

  21   Derivative financial instruments

	June 30, 2019			December 31, 2018
(€ million)	Fair value asset	Fair value liability	Level of Fair value	Fair value asset	Fair value liability	Level of Fair value
Non-hedging derivatives
Derivatives on exchange rate
- Currency swap	19	35	2	99	46	2
- Interest currency swap	34		2	14	71	2
- Outright	7	9	2	3	5	2
	60	44		116	122
Derivatives on interest rate
- Interest rate swap	14	35	2	18	6	2
	14	35		18	6
Derivatives on commodities
- Future	399	390	1	1,060	1,107	1
- Over the counter	92	101	2	306	284	2
- Other	6		2	1	5	2
	497	491		1,367	1,396
	571	570		1,501	1,524
Trading derivatives
Derivatives on commodities
- Over the counter	2,068	1,765	2	992	1,031	2
- Future	435	413	1	367	263	1
- Options	100	94	2	80	71	2
	2,603	2,272		1,439	1,365
Cash flow hedge derivatives
Derivatives on commodities
- Over the counter	45	669	2	311	196	2
- Future	74	27	1	26	15	1
	119	696		337	211
Derivatives on exchange rate
- Currency swap	28	2	2			2
	28	2
	147	698		337	211
Option embedded in convertible bonds	18	18	2	21	21	2
Gross amount	3,339	3,558		3,298	3,121
Offsetting	(994)	(994)		(1,636)	(1,636)
Net amount	2,345	2,564		1,662	1,485
Of which:
- current	2,266	2,505		1,594	1,445
- non-current	79	59		68	40

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider or, alternatively, appropriate valuation techniques generally adopted in the marketplace.

During the first half of 2019, there were no transfers between the different hierarchy levels of fair value.

Effects recognized in other operating profit (loss)

Other operating profit (loss) related to derivative financial instruments on commodity was as follows:

(€ million)	Six months ended June 30, 2019	Six months ended June 30, 2018
Net income (loss) on cash flow hedging derivatives		1
Net income (loss) on other derivatives	30	88
	30	89

85	Eni Interim Consolidated Report
Notes to the Financial Statements

Effects recognized in finance income (loss)

Finance income (loss) on derivative financial instruments consisted of the following:

(€ million)	Six months ended June 30, 2019	Six months ended June 30, 2018
Derivatives on exchange rate	(3)	(304)
Derivatives on interest rate	(18)	31
	(21)	(273)

Finance income (loss) with related parties is disclosed in note 33 — Transactions with related parties.

  22   Assets held for sale and liabilities directly associated with assets held for sale

As of June 30, 2019, assets held for sale and the related directly associated liabilities of €272 million and €62 million, respectively, related to: (i) Agip Oil Ecuador BV, holder of the service contract for the Villano oil field, for which a binding selling agreement was signed. The carrying amounts of assets held for sale and directly associated liabilities amounted to €252 million (of which current assets for €65 million) and €62 million, respectively (of which current liabilities for €21 million); (ii) the sale of tangible assets for a total carrying amount of €20 million.

In the course of the first half 2019, Eni finalized the sale of a minority interest.

  23   Shareholders’ equity

Eni shareholders’ equity

(€ million)	June 30, 2019	December 31, 2018
Share capital	4,005	4,005
Retained earnings	37,787	36,702
Cumulative currency translation differences	6,925	6,605
Legal reserve	959	959
Reserve for treasury shares	633	581
Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	(389)	(9)
Reserve related to the defined benefit plans net of tax effect	(130)	(130)
Other comprehensive income on equity-accounted investments	71	66
Other comprehensive income on other investments	15	15
Other reserves	190	190
Treasury shares	(633)	(581)
Interim dividend		(1,513)
Net profit (loss)	1,516	4,126
	50,949	51,016

On 14 May 2019, Eni’s Shareholders’ Meeting declared: (i) to distribute a dividend of €0.41 per share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2018 dividend of €0.83 per share, of which €0.42 per share paid as interim dividend. The balance was paid on 22 May 2019, to shareholders on the register on May 20, 2019, record date on May 21, 2019; (ii) to authorise the Board of Directors - pursuant to and for the purposes of Article 2357 of the Italian Civil Code - to proceed, within a period of eighteen months from the date of the resolution, with the purchase of a maximum number of shares equal to 67,000,000 ordinary shares of the Company, representing about 1.84% of the share capital of Eni SpA, for a total outlay of up to €1,200 million. In execution of this resolution at June 30, 2019, 3.7 million shares were acquired for a total consideration of €52.4 million.

Eni Interim Consolidated Report	86
Notes to the Financial Statements

  24   Other information

Supplemental cash flow information

(€ million)	Six months ended June 30, 2018
Investment in consolidated subsidiaries and businesses
Current assets	2
Non-current assets	24
Net borrowings	(1)
Current and non-current liabilities	(1)
Net effect of investments	24
Gain on a bargain purchase	(8)
Purchase price	16
less:
Cash and cash equivalents	(1)
Investment in consolidated subsidiaries and businesses net of cash and cash equivalent	15

Disposal of consolidated subsidiaries and businesses
Current assets	52
Non-current assets	198
Net borrowings	18
Current and non-current liabilities	(71)
Net effect of disposals	197
Gain (loss) on disposal	(6)
Selling price	191
less:
Cash and cash equivalents	(13)
Disposal of consolidated subsidiaries and businesses net of cash and cash equivalent divested	178

Acquisitions of the first half of 2018 related to the purchase of Mestni Plinovodi distribucija plina doo, a company operating in gas distributing and marketing activities in Slovenia. The gain from bargain purchase, recognized in the item Other income and revenues, is due to the expected synergies arising from a better ability to recover the capital expenditures made by the acquired company as consequence of the combination of the customer portfolios.

Disposals of the first half of 2018 related to the sale of: (i) the 98.99% (entire stake owned) of Tigáz Zrt and Tigáz DSO (100% Tigáz Zrt) to the group MET Holding AG, including Eni’s gas distribution operations in Hungary, for €145 million net of cash disposed of €13 million; (ii) the business relating to a 26.25% stake of Lasmo Sanga Sanga Ltd (entire stake owned) of the PSA in the Sanga Sanga gas and condensates field for €33 million.

  25   Guarantees, commitments and risks

Guarantees, commitments and risks

Compared to the Annual Report 2018, the main changes in the amount of guarantees, commitments and risks as of June 30, 2019 referred to: (i) an increase of about €10,000 million of parent company guarantees issued in connection with certain contractual commitments for hydrocarbon exploration and production activities, primarily related to Eni Abu Dhabi BV in relation to the entering in the exploration permits of Block 1 and 2 (€8,794 million), to Eni RAK BV in relation to the entering and starting of exploration activities in block A in the United Arab Emirates (€879 million) and to Eni Mexico S. de RL de CV in relation to an operation of exchange of shares in Blocks 10 and 12 with Lukoil (€440 million); (ii) a guarantee of €2,928 million given in the first half 2019 on behalf of Eni Abu Dhabi Refining & Trading BV

87	Eni Interim Consolidated Report
Notes to the Financial Statements

following the Share Purchase Agreement signed which enabled Eni to acquire from ADNOC a 20% equity interest in ADNOC Refining.

As of June 30, 2019, it was outstanding a bank guarantee of about €1 billion issued on behalf of GasTerra to obtain assent to renounce to a temporary seizure of Eni’s investment in Eni International BV, which was ordered by a Netherlands Court in July 2016. In July 2019, the arbitration, initiated by the parties to settle the dispute, issued an award in favour of Eni establishing the claim of GasTerra for a price adjustment to the gas supplies to be without merit, which in the first partial award was the basis whereby GasTerra obtained the seizure order. On July 24, 2019 upon Eni’s request and GasTerra consent (while still stating that it maintains its claims against Eni), the bank guarantee for €1.01 billion was terminated.

Risk factors

Financial risks

Financial risks are managed in respect of guidelines issued by the Board of Directors of Eni SpA in its role of directing and setting of the risk limits, targeting to align and centrally coordinate Group companies’ policies on financial risks ("Guidelines on financial risks management and control"). The "Guidelines" define for each financial risk the key components of the management and control process, such as the aim of the risk management, the valuation methodology, the structure of limits, the relation model and the hedging and mitigation instruments.

Market risk

Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of handling finance, treasury and risk management operations based on the Company’s departments of operational finance: the parent company’s (Eni SpA) finance department, Eni Finance International SA, Eni Finance USA Inc and Banque Eni SA, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk, and Eni Trading & Shipping that is in charge to execute certain activities relating to commodity derivatives. In particular, Eni Corporate finance department and Eni Finance International SA manage subsidiaries’ financing requirements in and outside Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative contracts on interest rates and currencies different from commodities are managed by the parent company, while Eni Trading & Shipping SpA executes the negotiation of commodity derivatives over the market. Eni SpA and Eni Trading & Shipping SpA (also through its subsidiary Eni Trading & Shipping Inc) perform trading activities in financial derivatives on external trading venues, such as European and non-European regulated markets, Multilateral Trading Facility (MTF), Organized Trading Facility (OTF), or similar and brokerage platforms (i.e. SEF), and over the counter on a bilateral basis with external counterparties. Other legal entities belonging to Eni that require financial derivatives enter into these operations through Eni Trading & Shipping and Eni SpA based on the relevant asset class expertise. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to fluctuations in exchange rates relating to those transactions denominated in a currency other than the functional currency (the euro) and interest rates, as well as to optimize exposure to commodity prices fluctuations taking into account the currency in which commodities are quoted. Eni monitors every activity in derivatives classified as risk-reducing (in particular, back-to-back activities, flow hedging activities, asset-backed hedging activities and portfolio-management activities) directly or indirectly related to covered industrial assets, so as to effectively optimize the risk profile to which Eni is exposed or could be exposed. If the result of the monitoring shows those derivatives should not be considered as risk reducing, these derivatives are reclassified in proprietary trading. As the proprietary trading is considered separately from the other activities in specific portfolios of Eni Trading & Shipping, its exposure is subject to specific controls, both in terms of Value at Risk (VaR) and stop loss and in terms of nominal gross value. For Eni, the gross nominal value of proprietary trading activities is compared with the limits set by the relevant international standards. The framework defined by Eni’s policies and guidelines provides that the valuation

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Notes to the Financial Statements

and control of market risk is performed on the basis of maximum tolerable levels of risk exposure defined in terms of: (i) limits of stop loss, which expresses the maximum tolerable amount of losses associated with a certain portfolio of assets over a pre-defined time horizon; (ii) limits of revision strategy, which consist in the triggering of a revision process of the strategy in the event of exceeding the level of profit and loss given; and (iii) VaR which measures the maximum potential loss of the portfolio, given a certain confidence level and holding period, assuming adverse changes in market variables and taking into account the correlation among the different positions held in the portfolio. Eni’s finance department defines the maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates in terms of VaR, pooling Group companies’ risk positions maximizing, when possible, the benefits of the netting activity. Eni’s calculation and valuation techniques for interest rate and foreign currency exchange rate risks are in accordance with banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the Company. Eni’s guidelines prescribe that Eni Group companies minimize such kinds of market risks by transferring risk exposure to the parent company finance department. Eni’s guidelines define rules to manage the commodity risk aiming at optimizing core activities and pursuing preset targets of stabilizing industrial and commercial margins. The maximum tolerable level of risk exposure is defined in terms of VaR, limits of revision strategy, stop loss and volumes in connection with exposure deriving from commercial activities, as well as exposure deriving from proprietary trading, exclusively managed by Eni Trading & Shipping. Internal mandates to manage the commodity risk provide for a mechanism of allocation of the Group maximum tolerable risk level to each business unit. In this framework, Eni Trading & Shipping, in addition to managing risk exposure associated with its own commercial activity and proprietary trading, pools the requests for negotiating commodity derivatives and executes them on the marketplace.

According to the targets of financial structure included in the financial plan approved by the Board of Directors, Eni decided to retain a cash reserve to face any extraordinary requirement. Eni’s finance department, with the aim of optimizing the efficiency and ensuring maximum protection of the capital, manages such reserve and its immediate liquidity within the limits assigned. The management of strategic cash is part of the asset management pursued through transactions on own risk in view of optimizing financial returns, while respecting authorized risk levels, safeguarding the Company’s assets and retaining quick access to liquidity.

The four different market risks, whose management and control have been summarized above, are described below.

Market risk - Exchange rate

Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than euro (mainly U.S. dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rate fluctuations due to conversion differences on single transactions arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect the Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than euro are translated from their functional currency into euro. Generally, an appreciation of U.S. dollar versus euro has a positive impact on Eni’s results of operations, and vice versa. Eni’s foreign exchange risk management policy is to minimize transactional exposures arising from foreign currency movements and to optimize exposures arising from commodity risk. Eni does not undertake any hedging activity for risks deriving from the translation of foreign currency-denominated profits or assets and liabilities of subsidiaries, which prepare financial statements in a currency other than euro, except for single transactions to be evaluated on a case-by-case basis. Effective management of exchange rate risk is performed within Eni’s central finance department, which pools Group companies’ positions, hedging the Group net exposure by using certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value based on market prices provided by specialized info-providers. Changes in fair value of those derivatives are normally recognized through profit and loss, as they do not meet the formal criteria to be recognized as hedges. The VaR techniques are based on variance/covariance simulation models and are used to monitor the risk exposure arising from possible

89	Eni Interim Consolidated Report
Notes to the Financial Statements

future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Market risk - Interest rate

Changes in interest rates affect the market value of financial assets and liabilities of the Company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in the management’s finance plans. The Group’s central finance department pools borrowing requirements of the Group companies in order to manage net positions and fund portfolio developments consistent with management plans, thereby maintaining a level of risk exposure within prescribed limits. Eni enters into interest rate derivative transactions, in particular interest rate swaps, to manage effectively the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value based on market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account, as they do not meet the formal criteria to be accounted for under the hedge accounting method. VaR deriving from interest rate exposure is measured daily based on a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Market risk - Commodity

Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil&gas prices generally, has a negative impact on Eni’s results of operations and vice versa, and may jeopardize the achievement of the financial targets preset in the Company’s four-year plans and budget. The commodity price risk arises in connection with the following exposures: (i) strategic exposure: exposures directly identified by the Board of Directors as a result of strategic investment decisions or outside the planning horizon of risk. These exposures include those associated with the program for the production of proved and unproved oil&gas reserves, long-term gas supply contracts for the portion not balanced by ongoing or highly probable sale contracts, refining margins identified by the Board of Directors as of strategic nature (the remaining volumes can be allocated to the active management of the margin or to asset-backed hedging activities) and minimum compulsory stocks; (ii) commercial exposure: includes the exposures related to the components underlying the contractual arrangements of industrial and commercial activities and, if related to take-or-pay commitments, to the components related to the time horizon of the four-year plan and budget and the relevant activities of risk management. Commercial exposures are characterized by a systematic risk management activity conducted based on risk/return assumptions by implementing one or more strategies and subjected to specific risk limits (VaR, revision strategy limits and stop loss). In particular, the commercial exposures include exposures subjected to asset-backed hedging activities, arising from the flexibility/optionality of assets; and (iii) proprietary trading exposure: includes operations independently conducted for profit purposes in the short term, and normally not finalized to the delivery, both within the commodity and financial markets, with the aim to obtain a profit upon the occurrence of a favorable result in the market, in accordance with specific limits of authorized risk (VaR, stop loss). In the proprietary trading exposures are included the origination activities, if not connected to contractual or physical assets.

Strategic risk is not subject to systematic activity of management/coverage that is eventually carried out only in case of specific market or business conditions. Because of the extraordinary nature, hedging activities related to strategic risks are delegated to the top management. Strategic risk is subject to measuring and monitoring but is not subject to specific risk limits. If previously authorized by the Board of Directors, exposures related to strategic risk can be used in combination with other commercial exposures in order to exploit opportunities for natural compensation between the risks (natural hedge) and consequently reduce the use of derivatives (by activating logics of internal market). Eni manages exposure to commodity price risk arising in normal trading and commercial activities in view of achieving stable economic results. Eni manages the commodity risk and the exposure to commodity prices through the trading unit of Eni Trading & Shipping by using derivatives traded on the organized markets MTF, OTF and derivatives traded over the counter (swaps, forward, contracts for differences and options on commodities) with the underlying commodities being crude oil, gas, refined products, power or emission certificates. Such derivatives are evaluated at fair value based on market prices provided from specialized sources or, absent

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Notes to the Financial Statements

market prices, on the basis of estimates provided by brokers or suitable valuation techniques. VaR deriving from commodity exposure is measured daily based on a historical simulation technique, with a 95% confidence level and a one-day holding period.

Market risk - Strategic liquidity

Market risk deriving from liquidity management is identified as the possibility that changes in prices of financial instruments (bonds, money market instruments and mutual funds) would affect the value of these instruments when evaluated at fair value. The setting up and maintenance of the liquidity reserve is mainly aimed to guarantee a proper financial flexibility. Liquidity should allow Eni to fund any extraordinary need (such as difficulty in access to credit, exogenous shock, macroeconomic environment, as well as merger and acquisitions) and must be dimensioned to provide a coverage of short-term debts and a coverage of medium and long-term financial debts due within a time horizon of 24 months. In order to manage the investment activity of the strategic liquidity, Eni defined a specific investment policy with aims and constraints in terms of financial activities and operational boundaries, as well as Governance guidelines regulating management and control systems. In particular, strategic liquidity management is regulated in terms of VaR (measured based on a parametrical methodology with a one-day holding period and a 99% confidence level), stop loss and other operating limits in terms of concentration, issuing entity, business segment, country of emission, duration, ratings and type of investing instruments in portfolio, aimed to minimize market and liquidity risks. Financial leverage or short selling is not allowed. Activities in terms of strategic liquidity management started in the second half of the year 2013 (Euro portfolio) and throughout the course of the years 2017 (U.S. dollar portfolio). In the first half 2019, the investment portfolio Euro has maintained an average credit rating of A-/BBB+, the investment portfolio USD has maintained an average credit rating of A+/A, both in line with the year 2018.

The following tables show amounts in terms of VaR, recorded in the first half 2019 (compared with 2018) relating to interest rate and exchange rate risks in the first section and commodity risk. Regarding the management of strategic liquidity, the sensitivity to changes of interest rate is expressed by values of “Dollar value per Basis Point” (DVBP).

(Value at risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

	First half 2019				2018
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Interest rate(a)	5.17	2.86	3.90	3.96	3.65	1.80	2.73	2.99
Exchange rate(a)	0.41	0.07	0.19	0.19	0.57	0.09	0.28	0.25

(a) Value at risk deriving from interest and exchange rates exposures include the following finance department: Eni Corporate Treasury Department, Eni Finance International SA, Banque Eni SA and Eni Finance USA Inc.

(Value at risk - Historic simulation weighted method; holding period: 1 day; confidence level: 95%)

	First half 2019				2018
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Commercial exposures - Management Portfolio(a)	23.03	9.93	13.29	10.54	18.60	6.79	11.04	7.50
Trading(b)	1.35	0.25	0.49	0.57	2.28	0.26	0.73	0.27

(a) Refers to the Gas & LNG Marketing Power business line (risk exposure from Refining & Marketing business line and Gas & Power Division), Eni Trading & Shipping commercial portfolio, operating branches outside Italy pertaining to the Divisions and from October 2016 the Gas e Luce business line. For the Gas & Power business lines, following the approval of the Eni’s Board of Directors on December 12, 2013, VaR is calculated on the so-called Statutory view, with a time horizon that coincides with the year considering all the volumes delivered in the year and the relevant financial hedging derivatives. Consequently, during the year the VaR pertaining to GLP and EGL presents a decreasing trend following the progressive reaching of the maturity of the positions within the annual horizon.

(b) Cross-commodity proprietary trading, both for commodity contracts and financial derivatives, refers to Eni Trading & Shipping  SpA (London-Bruxelles-Singapore) and Eni Trading & Shipping Inc (Houston).

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Notes to the Financial Statements

(Sensitivity - Dollar value of 1 basis point - DVBP)

	First half 2019				2018
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Strategic liquidity - Euro Portfolio (a)	0.37	0.36	0.36	0.36	0.35	0.25	0.29	0.25

(a) Management of strategic liquidity portfolio starting from July 2013.

(Sensitivity - Dollar value of 1 basis point - DVBP)

	First half 2019				2018
($ million)	High	Low	Average	At period end	High	Low	Average	At year end
Strategic liquidity - U.S. Dollar portfolio(b)	0.04	0.02	0.03	0.04	0.04	0.01	0.02	0.02

(b) Management of strategic liquidity portfolio in $ currency starting from August 2017.

Credit risk

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. Eni defined credit risk management policies consistent with the nature and characteristics of the counterparties of commercial and financial transactions and with regard to the latter, among of the others, of the centralized finance model.

The Company adopted a model to quantify and control the credit risk based on the evaluation of the expected loss which represent the probability of default and the capacity to recover credits in default that is estimated through the so-called Loss Given Default.

In the credit risk management and control model, credit exposures are distinguished by commercial nature, in relation to the structured contracts on commodities related to Eni's core business, and by financial nature, in relation to the financial instruments used, such as deposits, derivatives and securities.

Credit risk for commercial exposures

Credit risk arising from commercial counterparties is managed by the business units and by the specialized corporate finance and administration departments, and is operated on the basis of formal procedures for the assessment and assignment of commercial counterparties, the monitoring of credit exposures, credit recovery activities and disputes. At a corporate level, the general guidelines and methods for quantifying and controlling customer risk, in particular for commercial counterparties, are assessed through an internal rating model that combines different default factors deriving from economic variables, financial indicators, payment experiences and information from primary info providers. The probability of default related to State Entities or their closely related counterparties (e.g. National Oil Company), essentially represented by the probability of late payments, is determined by using the country risk premiums adopted for the purposes of the determination of the WACCs for the impairment of non-financial assets. Furthermore, for retail positions without specific ratings, risk is determined by distinguishing customers in homogeneous risk clusters based on historical series of data relating to payments, periodically updated.

Credit risk for financial exposures

With regard to credit risk arising from financial counterparties deriving from current and strategic use of liquidity, derivative contracts and transactions with underlying financial assets valued at fair value, Eni has established internal policies providing exposure control and concentration through maximum credit risk limits corresponding to different classes of financial counterparties as defined by the Company’s Board of Directors taking into account the credit ratings provided by primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Eni’s operating finance departments and Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions and by Group companies and Divisions, only in the case of physical transactions with financial counterparties consistently with the Group centralized finance model. Eligible financial

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Notes to the Financial Statements

counterparties are closely monitored by each counterpart and by group of belonging to check exposures against the limits assigned on a daily basis and the expected loss analysis and the concentration periodically.

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term finance requirements and to settle obligations. Such a situation would negatively affect Group results, as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. Eni's risk management targets include the maintaining of an adequate level of liquidity readily available to deal with external shocks (drastic changes in the scenario, restrictions on access to capital markets, etc.) or to ensure an adequate level of operational flexibility for the development programs of the Company. The strategic liquidity reserve is employed in short-term marketable financial instruments, favouring investments with very low risk profile.

At present, the Group believes to have access to sufficient funding to meet the current foreseeable borrowing requirements as a consequence of the availability of financial assets and lines of credit and the access to a wide range of funding at competitive costs through the credit system and capital markets.

Eni has in place a program for the issuance of Euro Medium Term Notes up to €20 billion, of which about €15.8 billion were drawn as of June 30, 2019.

The Group has credit ratings of A- outlook stable and A-2, respectively for long and short-term debt, assigned by Standard & Poor’s; Baa1 outlook stable and P-2, respectively for long and short-term debt, assigned by Moody’s; A- outlook stable and F1, respectively for long and short-term debt, assigned by Fitch. Eni’s credit rating is linked in addition to the Company’s industrial fundamentals and trends in the trading environment to the sovereign credit rating of Italy. Based on the methodologies used by the credit rating agencies, a downgrade of Italy’s credit rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni. During 2018, Moody's reduced the rating of Eni by one notch (from A3 to Baa1) following the reduction in the rating assigned to Italy (from Baa2 to Baa3, outlook stable).

In the first half 2019, Eni issued bonds for €878 million through an issue amounting to $1 billion on the U.S. and international markets.

As of June 30, 2019, Eni maintained short-term unused borrowing facilities of €12,650 million. Long-term committed unused borrowing facilities amounted to €5,216 million, of which €500 million due within 12 months. These facilities bore interest rates and fees for unused facilities that reflected prevailing market conditions.

Expected payments for financial debts and lease liabilities

The table below summarizes the Group main contractual obligations for financial debt and lease liability repayments, including expected payments for interest charges and derivatives.

	Maturity year
(€ million)	2019	2020	2021	2022	2023	2024 and thereafter	Total
Non-current financial liabilities (including the current portion)	3,769	1,212	2,441	651	2,963	11,792	22,828
Current financial liabilities	2,274						2,274
Lease liabilities	465	755	541	436	419	3,076	5,692
Fair value of derivative instruments	2,505	7	19	1		32	2,564
	9,013	1,974	3,001	1,088	3,382	14,900	33,358
Interest on finance debt	782	407	476	362	338	1,731	4,096
Interest on lease liabilities	193	346	297	260	230	1,139	2,465
Financial guarantees	751						751

Liabilities for leased assets including interests of €8,157 million related for €3,056 million to the share pertaining to the partners of unincorporated joint ventures operated by Eni which will be recovered through recharges of cash calls.

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Expected payments for trade and other payables

The table below summarizes the Group trade and other payables by maturity.

	Maturity year
(€ million)	2019	2020 and thereafter	Total
Trade payables	10,679		10,679
Other payables and advances	4,627	174	4,801
	15,306	174	15,480

Expected payments under contractual obligations

In addition to trade, lease and financial liabilities represented in the balance sheet, the company is subject to non-cancellable contractual obligations or obligations, the cancellation of which requires the payment of a penalty. These obligations will require cash settlements in future reporting periods. These liabilities are valued based on the net cost for the company to fulfill the contract, which consists of the lowest amount between the costs for the fulfillment of the contractual obligation and the contractual compensation/penalty in the event of the non-performance.

The Company’s main contractual obligations at the balance sheet date comprise take-or-pay clauses contained in the Company’s gas supply contracts or shipping arrangements, whereby the Company obligations consist of off-taking minimum quantities of product or service or, in case of failure, paying the corresponding cash amount that entitles the Company the right to collect the product or the service in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors.

	Maturity year
(€ million)	2019	2020	2021	2022	2023	2024 and thereafter	Total
Decommissioning liabilities (a)	174	348	413	263	233	12,571	14,002
Environmental liabilities	347	361	281	272	198	1,090	2,549
Purchase obligations (b)	6,197	10,258	9,716	9,502	9,596	85,246	130,515
- Gas
. take-or-pay contracts	4,798	9,281	9,104	9,018	9,248	84,233	125,682
. ship-or-pay contracts	536	657	493	394	333	970	3,383
- Other purchase obligations	863	320	119	90	15	43	1,450
Other obligations	7	1	1			106	115
- Memorandum of intent - Val d’Agri	7	1	1			106	115
Total (c)	6,725	10,968	10,411	10,037	10,027	99,013	147,181

(a) Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.

(b) Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.

(c) The total amount of expected payments for contractual obligations includes obligations for €17 million towards entities classified as held for sale.

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Disclosures about the offsetting of financial instruments

(€ million)	Gross amount of financial assets and liabilities	Gross amount of financial assets and liabilities subject to offsetting	Net amount of financial assets and liabilities
June 30, 2019
Financial assets
Trade and other receivables	14,988	931	14,057
Other current assets	4,023	994	3,029
Financial liabilities
Trade and other liabilities	16,237	931	15,306
Other current liabilities	6,263	994	5,269

December 31, 2018
Financial assets
Trade and other receivables	15,634	1,533	14,101
Other current assets	3,894	1,636	2,258
Financial liabilities
Trade and other liabilities	18,280	1,533	16,747
Other current liabilities	5,616	1,636	3,980

The offsetting of financial assets and liabilities related to the offsetting of: (i) receivables and payables pertaining to the Exploration & Production segment towards state entities for €666 million (€1,347 million at December 31, 2018) and trade receivables and trade payables pertaining to Eni Trading & Shipping Inc for €265 million (€186 million at December 31, 2018); and (ii) other assets and liabilities for current financial derivatives of €994 million (€1,636 million at December 31, 2018).

Legal Proceedings

Eni is a party in a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business. Based on information available to date, and taking into account the existing risk provisions disclosed in note 19 — Provisions for contingencies and that in some instances it is not possible to make a reliable estimate of contingency losses, Eni believes that the foregoing will likely not have a material adverse effect on the Group Consolidated Financial Statements.

A description of the most significant proceedings currently pending is provided in the following paragraph. Unless otherwise indicated, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision cannot be estimated reliably.

The Condensed Consolidated Interim Financial Statement pursuant to IAS 34 is an update of the Annual Financial Report and as such presumes full knowledge of the latter. For a complete disclosure of the legal proceedings in which Eni is involved, please refer to note 27 to the 2018 Consolidated Financial Statements.

1. Environment, health and safety

1.1	Criminal proceedings in the matters of environment, health and safety

(i) Eni SpA — Proceeding Val d’Agri — Tank spill. On February 2017, the Italian police department of Potenza ascertained a stream of water contaminated by hydrocarbon traces of unknown origin, flowing inside a little shaft located outside the Val d’Agri Oil Center (COVA). The activities carried out by Eni at the COVA aimed at reconstructing the origin of the contamination and have identified the cause in a failure of a tank, while outside of the COVA, following the environmental monitoring implemented, emerged a risk — currently averted — of extension of the contamination in the downstream area of the plant. In executing these activities, Eni performed all the communications provided for by the Legislative Decree 152/06 and started certain emergency safe-keeping operations at the areas subject to contamination outside the COVA. Furthermore, the Company completed the arrangement plan for the internal and external areas of the COVA, whose final report was examined by the relevant authorities. Following this event, a criminal

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investigation was initiated in order to ascertain the existence of illicit environmental pollution against the former COVA officers, the Operation Managers in charge since 2011 and the HSE Manager in charge at the time of the accident, and also against Eni in relation to the same offense pursuant to the Legislative Decree 231/01 as communicated in December 2018 following the notification of the extension of the terms for preliminary investigations and of some public officials belonging to local administrations for official misconduct, false and fraudulent public statements committed in 2014 and of crime for environmental disaster and of culpable conduct committed in February 2017. Investigations are ongoing. In April 2017, Eni, on its own initiative, suspended the industrial activity at the COVA, anticipating the provisions of the Regional Council Resolution. In July 2017, Eni restarted the plant’s operational activities. The resumption follows the approval from the Basilicata Region confirming the functionality of the plant and the presence of all necessary safety conditions. During the temporary closure, Eni performed all the requirements provided for by the relevant authorities, including the provision of a double hull to the tank where the spillage occurred, as well as to the other three storage tanks. The Company compensated damages of immaterial amount to certain landlords of areas close to the COVA, which were affected by the spillover. Discussions are ongoing with other claimants. The likely disbursements relating to these transactions have been provisioned. In February 2018, Eni contested the reports presented in October and in December 2017 by the Italian Fire Department stating that it does not consider itself obliged to carry out the integration required, considering that the data acquired in the area affected by the event indicate that the loss was promptly and efficiently controlled and there were no situations of serious danger to human health and the environment. In April 2019 precautionary measures were ordered against three former employees at the COVA at the time of the disputed facts. These measures are subjected to appeal.

(ii) Raffineria di Gela SpA and Syndial SpA - Groundwater pollution survey and reclamation process of the Gela site. Following complaints made by former contractors, the Public Prosecutor's Office of Gela issued an inspection and seizure of the area called Isola 32 within the refinery of Gela, where old and new monitored landfills are located. The proceeding regards criminal allegations of environmental pollution, omitted clean-up, negligent personal injury and illegal waste management, as part of the execution of clean-up of soil and groundwater as well as decommissioning activities in the area currently managed by Syndial SpA, also on behalf of the companies Raffineria di Gela SpA, ISAF SpA (in liquidation) and Versalis SpA (efficiency and efficacy of the barrier system).

The Public Prosecutor acquired documents and evidence at the Syndial office in Gela and at the refinery of Gela, which, during the period January 1, 2017 – March 20, 2019, managed the facilities, involved in cleaning-up the groundwater area (TAF Syndial, site TAF-TAS and pumping wells and hydraulic barrier). Subsequently a decree was issued for the seizure of eleven (11) piezometers of the hydraulic barrier system with contextual guarantee notice, issued by the Public Prosecutor of Gela against nine employees of Gela Refinery and four employees of Syndial SpA. Then, non-repeatable technical assessments were performed in order to carry out analysis both on the piezometers placed under sequestration, and on the TAF and TAS plants. The activities are still ongoing.

1.2	Civil and administrative proceedings in the matters of environment, health and safety

(i) Syndial SpA — Versalis SpA — Eni SpA (R&M) — Augusta harbor. The Italian Ministry for the Environment with various administrative acts required companies that were running plants in the petrochemical site of Priolo to perform safety and environmental remediation works in the Augusta harbor. Companies involved include Eni subsidiaries Versalis, Syndial and Eni Refining & Marketing Division. Pollution has been detected in this area primarily due to a high mercury concentration that is allegedly attributed to the industrial activity of the Priolo petrochemical site. The above-mentioned companies contested these administrative actions, objecting in particular the nature of the remediation works decided and the methods whereby information on the pollutants concentration has been gathered. A number of administrative proceedings started on this matter were subsequently merged before the Regional Administrative Court of Catania. In October 2012, the Court ruled in favor of Eni’s subsidiaries against the Ministry prescriptions about the removal of the pollutants and the construction of a physical barrier. In September 2017, the Ministry notified all the companies involved of a formal notice for the start of remediation and environmental restoration of the Augusta harbor within 90 days. The act, contested by the

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co-owner companies in December 2017, constitutes a formal notice for environmental damage. The Administrative Council of the Sicilian Region ruled on the appeals pending against various sentences of the Regional Administrative Court and essentially confirmed the cancellation of all administrative provisions subject to the dispute. The prescriptive framework for the companies thus becomes clear and definitive. The annulment of the provisions has, inter alia, retroactive effect at the time of their adoption and therefore allows to exclude the risk of claims against any possible breach of administrative provisions. In June 2019, a permanent technical committee was set up at the Italian Ministry of the Environment to review the matter of the clean-up and reclamation of the Augusta harbor. A committee’s report was made public, where it is recalled the 2017 warning and it is reaffirmed the State agencies and local administrations’ view about the existence of an environmental liability to be charged to the companies operating in the area. It has been also claimed lack to perform the obligations prescribed in the 2017 warning on part of the involved companies, which would be communicated also to the Public Prosecutor with the intention to have the matter investigated by the Judicial authority. In agreement with all the lines of business involved and in coordination with the other companies operating at the site, the report is being appealed and further parallel in-depth technical analysis have been commenced for defensive purposes.

(ii) Syndial SpA — Environmental claim relating to the Municipality of Cengio. The Ministry for the Environment and the Delegated Commissioner for Environmental Emergency in the territory of the Municipality of Cengio summoned Syndial before a Civil Court and sentenced Eni’s subsidiary to compensate the environmental damage relating to the site of Cengio. The request for environmental damage amounted to €250 million to which add health damage to be quantified during the proceeding. The plaintiffs accused Syndial of negligence in performing the clean-up and remediation of the site. In February 2013, the Court ruled a technical appraisal to verify the existence of residual environmental damages, in particular in the area outside the Eni’s site, subject to temporary leaks. The proceeding is underway with the performance of the technical appraisal. Recently the Ministry of the Environment presented a proposal for the settlement of the dispute. The company reserved to evaluate the proposal and expressed openness to begin technical discussions. Based on these developments, the Judge set a hearing in September 2019 to verify the progress and the status of the negotiations.

2. Court inquiries

(i) Eni’s arbitration with GasTerra. In 2013, Eni initiated an arbitration against GasTerra, as part of a long-term supply contract signed in 1986, to obtain a revision of the price charged by GasTerra to Eni for the gas supplied in the 2012 – 2015 period. On that occasion, Eni and GasTerra agreed to apply a provisional price, which was lower than the previous price, until the definition of a new contractual price based on an arrangement between parties or an arbitration award. The arbitration award dismissed Eni’s claim for price revision, without however determining a new price applicable in the relevant period. GasTerra considered that, by dismissing Eni’s claim, the award restored the original contract price, based on which GasTerra now claims an additional amount to be paid by Eni which corresponds to the difference between the provisional price and the contractual price. Eni, relying also on the opinion of its external consultants, does not agree with GasTerra’s interpretation and considers GasTerra’s claim groundless. However, GasTerra, based on its own interpretation, commenced an arbitration and obtained from a Dutch court the provisional seizure of Eni’s investment in its subsidiary Eni International BV for the alleged receivable due by Eni (equal to €1.01 billion). With respect to the interim seizure measure obtained by GasTerra, Eni offered to GasTerra, who in turn accepted, a bank guarantee of the same amount of the GasTerra claim. This guarantee is expected to remain effective until a final award by the arbitration procedure. The measure, which was granted after a summary review only and without Eni being heard, does not prejudice the outcome on the merits of the claims. The correct interpretation of the arbitration award and the 2012-2015 price revision will be subject to a new arbitration procedure. On July 8, 2019, the Tribunal issued an award concluding the first phase of the procedure by which it decided, in particular, that the provisional price mentioned above continued to apply in the 2012-2015 period, and that therefore GasTerra was not entitled to any price adjustment, so the invoices issued after the rendering of the award in 2016 were invalid. The Tribunal referred to the second phase of the arbitral procedure the quantification of Eni’s claims for damages

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against GasTerra. On July 24, 2019, upon Eni’s request and GasTerra consent (while still stating that it maintains its claims against Eni), the bank guarantee for €1.01 billion was terminated.

3. Proceedings concerning criminal/administrative corporate responsibility

(i) Block OPL 245 — Nigeria. In July 2014, the Public Prosecutor of Milan served Eni with a notice of investigation relating to potential liability on the part of Eni arising from alleged international corruption, pursuant to Italian Legislative Decree No. 231/2001 whereby companies are liable for the crimes committed by their employees when performing their tasks. As part of the investigation, Eni was also subpoenaed for documents and other evidence. According to the subpoena, the proceeding was commenced following a claim filed by NGO ReCommon relating to alleged corruptive practices that according to the Public Prosecutor allegedly involved the Resolution Agreement made on April 29, 2011 relating to the Oil Prospecting License of the offshore oilfield that was discovered in Block 245 in Nigeria (“OPL 245”). Eni fully cooperated with the Public Prosecutor and promptly filed the requested documentation. Furthermore, Eni voluntarily reported the matter to the U.S. Department of Justice and the U.S. SEC. In July 2014, Eni’s Board of Statutory Auditors jointly with the Eni Watch Structure resolved to engage an independent, US-based law firm, expert in anticorruption, to conduct a forensic, independent review of the matter, upon informing the Judicial Authorities. After reviewing the matter, the U.S. lawyers concluded in summary that they detected no evidence of wrongdoing by Eni side in relation to the 2011 transaction with the Nigerian government for the acquisition of the OPL 245 license. The outcome of this review was transmitted to the Judicial Authorities. In September 2014, the Public Prosecutor notified Eni of a restraining order issued by a British judge who ordered the seizure of a bank account not pertaining to Eni domiciled at a British bank following a request from the Public Prosecutor. During a hearing before a court in London in September 2014, Eni and its current executive officers stated their non-involvement in the matter regarding the seized bank account. Following the hearing, the Court reaffirmed the seizure. In December 2016, the Public Prosecutor of Milan notified Eni of the conclusion of the preliminary investigation and requested the indictment of Eni’s CEO, the Chief Development, Operations and Technological Officer and the Executive Vice President for international negotiations, as well as Eni’s former CEO and Eni based on Italian law 231/2001 on corporate entity responsibility. Upon the notification to Eni of the conclusion of the preliminary investigation by the Public Prosecutor, the independent US-based law firm was requested to assess whether the new documentation made available from Italian prosecutors could modify the conclusions of the prior review. The U.S. law firm was also provided with the documentation filed in the Nigerian proceeding mentioned below. The independent U.S. law firm concluded that the reappraisal of the matter in light of the new documentations available did not alter the outcome of the prior review. In December 2017, the Judge for preliminary investigation ordered the indictment of all the parties mentioned above, and other parties under investigation by the Public Prosecutor, before the Court of Milan. During the first trial hearing in March 2018, the Federal Republic of Nigeria requested permission to join the case as a civil party. Several NGOs, which had made the same request before the Judge of the Preliminary Hearing and been denied, also asked to join as civil parties. At a hearing in May 2018, a Non-Governmental Organization, Asso Consum, also requested to be recognized as a civil claimant in the proceeding. At the subsequent hearing in June 2018, counsel for the Federal Government of Nigeria (“FGN”) reiterated the request for the admission as civil claimants in the proceedings of all the parties that sought leave to join the action as civil claimants in March 2018. At the same time, the attorney requested that Eni and Shell be recognized as defendants with respect to those parties' civil claims. Furthermore, a shareholder of Eni asked to be recognized as a civil claimant. At the hearing of July 20, 2018, the Judge (i) granted the FGN's request to join the proceeding as a civil claimant and (ii) rejected that request with respect to the NGOs, Asso Consum and the shareholder of Eni. Therefore, the FGN is the only civil party admitted by the Court. The first instance trial of the Milan Prosecutor's OPL 245 charges began before the Court of Milan on June 20, 2018 and is currently ongoing.

In a separate criminal proceeding, two defendants, neither of whom is a current or former employee of the Company, chose to have their liability determined by the Judge for the Preliminary Hearing on the basis of the evidence presented by the Milan Prosecutor at the preliminary hearing. In September 2018, the Judge convicted these defendants and sentenced them both to four-year detention terms and the disgorgement of profits amounting to approximately €100 million. In December 2018, the Judge for the Preliminary Hearing filed a written opinion setting forth the basis for these rulings. The defendants filed an appeal against this sentence.

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In January 2017, Eni’s subsidiary Nigerian Agip Exploration Ltd (“NAE”) became aware of an Interim Order of Attachment (“Order”) issued by the Nigerian Federal High Court upon request from the Nigerian Economic and Financial Crimes Commission (EFCC), attaching OPL 245 temporarily pending a proceeding in Nigeria relating to alleged corruption and money laundering. After making this application, Eni became aware of a formal filing of charges by the EFCC against NAE and other parties. In March 2017, the Nigerian Court revoked the Order. To NAE’s knowledge EFCC charges have not been dropped but none of the defendants were served nor arraigned. Eni has provided a copy of the Order and the attached documents, including the charges filed by the EFCC, to the US-based law firm engaged to review the OPL 245 transaction, who upon review of such documents, did not modify their conclusion that they did not detect evidence of wrongdoing by Eni in relation to the acquisition of the OPL 245 from the Nigerian government. In November 2018, Eni SpA and its subsidiaries NAE, NAOC and AENR (as well as some companies of the Shell Group) were notified of the intention of the FGN to bring a civil claim before an English court to obtain compensation for damages allegedly deriving from the transaction that resulted in assignment of the OPL 245 to NAE and Shell subsidiary SNEPCO (Shell subsidiary). Subsequently, Eni obtained a copy of the documentation reflecting the commencement of the case, on 15 April the Nigerian subsidiaries NAE, NAOC and AENR received formal notification of the commencement of the proceeding, while similar notification was received from Eni spa on May 16, 2019. In the introductory deeds of the proceeding, the claim is set at USD 1.092 billion or at any other amount that will be established during the proceedings. The Federal Republic of Nigeria has based its assessment on an estimated value of the asset of USD 3.5 billion. Eni’s interest in the asset is 50%. It is worth mentioning that the Federal Republic of Nigeria is acting as claimant in the Italian proceeding before the Court of Milan and therefore, the above-mentioned claim appears to duplicate the claims made before the Milan’s Court against Eni’s employees.

(ii) Congo. In March 2017, the Italian Finance Police served on Eni an information request pursuant to the Italian Code of Criminal Procedure in connection with an investigative file opened by the Public Prosecutor of Milan against unknown persons. The request related in particular to the agreements signed by Eni Congo SA with the Ministry of Hydrocarbons of the Republic of Congo in 2013, 2014 and 2015 in relation to exploration, development and production activities concerning certain permits held by Eni Congo SA for Congolese projects and Eni’s relationships with Congolese companies that hold stakes in those projects. In July 2017, the Italian Financial Police, on behalf of the Public Prosecutor of Milan, served Eni with another information request and a notice of investigation pursuant to Italian Legislative Decree No. 231/01 for alleged international corruption. The request expressly stated that it was based in part on the March 2017 information request and concerned the relationship of Eni and its subsidiaries with certain third-party companies from 2012 to the present. Eni produced all of the documentation requested in March and July 2017 and voluntarily disclosed this matter to the relevant U.S. authorities (SEC and DoJ).

On January 26, 2018, the Public Prosecutor’s Office requested a six-months extension of the deadline for conducting its preliminary investigation into this matter, from January 31, 2018 until July 30, 2018. Subsequently in July 2018, the Public Prosecutor requested a second extension until February 28, 2019. In April 2018, the Public Prosecutor of Milan served on Eni SpA a further request for documentation and notified an Eni employee, who was the then Chief Development, Operation & Technology Officer, of a search order stating that he and another Eni’s employee had been placed resulted under investigation. In October 2018, Public Prosecutor ordered the seizure of an e-mail account of another Eni manager, who was formerly the general director of Eni in Congo during the period 2010 – 2013.

In December 2018, the Public Prosecutor of Milan issued a request to the Company for documents pursuant to article 248 of the Code of Criminal Procedure, concerning some economic transactions between Eni Group companies and certain companies. In February 2019, Eni received an informative note that the preliminary investigations would extend until October 2019. Subsequently, on 23 May 2019, a new request for delivery of documents pursuant to the Italian Code of Criminal Procedure was served to Eni, concerning the economic transactions occurred by Eni and its subsidiaries with a foreign company.

In April 2018, the Board of Statutory Auditors, the Watch Structure and the Control and Risk Committee of Eni jointly appointed an independent law firm and a professional consulting company, knowledgeable in the matter of anti-corruption, to carry out a forensic review of facts relating to Eni's work in Congo. Based on the results of such review there were no factual evidences about the involvement of Eni, nor of any Eni’s

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employees and key managers in the alleged crimes. The Report was brought to the attention of the Public Prosecutor and the relevant US authorities (SEC and DoJ). On June 4, 2018, the Italian market regulator, Consob, requested information about the above mentioned proceeding from Eni and its Board of Statutory Auditors. Specifically, Eni was asked to provide information about the Congo investigations and the action implemented by the Company and any eventual outcome, including specific audit activities performed by the Company’s staff and any task assigned to external parties to review the ongoing investigations. The Company was also asked to transmit supporting evidence and documentation. The Eni Board of Statutory Auditors was asked to report about the monitoring activity performed on the investigations. The Company and its Board of Statutory Auditors answered these requests for information on June 11 and 13, 2018, respectively.

4. Other proceedings concerning criminal matters

(i) Eni SpA (R&M) – Criminal proceedings on fuel excise tax. A criminal proceeding is currently pending, relating to alleged evasion of excise taxes in the context of the retail sales in the fuel market. In particular, the claim states that the quantity of oil products marketed by Eni was larger than the quantity subjected to the excise tax. This proceeding (No. 7320/2014 RGNR) concerns the reunification of three distinct investigations: (i) a first proceeding, opened by the Public Prosecutor’s Office of Frosinone involved a company (Turrizziani Petroli) purchaser of Eni’s fuel. This investigation was subsequently extended to Eni. The Company fully cooperated and provided all data and information concerning the excise tax obligations for the quantities of fuel coming from the storage sites of Gaeta, Naples and Livorno. Eni collaborated fully providing all the required documentation. Such proceeding referred to quantities of oil products sold by Eni, allegedly larger than the quantity subjected to the excise tax. After the end of the investigation, the financial police of Frosinone, along with the local Custom Agency, in November 2013 issued a claim related to the missing payment of excise taxes in the 2007-2012 period for €1.55 million. In May 2014, the Customs Agency of Rome issued a payment notice relating to the abovementioned claim that was filed by the financial police and Customs Agency of Frosinone. The Company appealed to the Tributary Commission. In March 2018, the Commission filed the ruling of the sentence which accepted Eni’s appeal against the claim of the Custom Agency and required the latter to refund the proceeding expenses; this sentence was appealed by the Custom Agency before the Regional Tax Commission of Rome. On June 24, 2019, a settlement agreement was signed between Eni and the Customs Agency, involving the determination of the excise tax of €73 thousand and the reimbursement to Eni of the exceeding amounts paid while the judgment was pending. Consequently, an application to cease the dispute was presented to the Tax Commission. (ii) a second proceeding, concerning a line of investigation of the Public Prosecutor’s Office of Prato, commenced in regard to the deposit of Calenzano and relates to subtraction of fuel through manipulation of the fuel dispensers, subsequently extended also to the Refinery of Stagno (Livorno); (iii) a third proceeding, opened by the Public Prosecutor’s Office of Rome, regarded alleged missing payment of excise tax on the surplus of the unloading products, as the quantity of such products was larger than the quantity reported in the supporting fiscal documents. This proceeding represents a development of the first proceeding mentioned above and substantially concerns similar facts presenting, however, some differences with regard to the nature of the alleged crimes and the responsibility subjected to verification. The second and the third proceeding were merged in the proceeding commenced by Public Prosecutor’s Office of Rome. In fact, the Public Prosecutor’s Office of Rome has alleged the existence of a criminal conspiracy aimed at habitual subtraction of oil products at all of the 22 storage sites which are operated by Eni over the national territory. Eni is cooperating with the Prosecutor in order to defend the correctness of its operation. On September 2014, a search was conducted at the office of the former chief of the R&M Division in Rome. The motivations of the search are the same as the above-mentioned proceeding as the ongoing investigations also relates to a period of time when the officer was in charge at Eni’s R&M Division. In March 2015, the Prosecutor of Rome ordered a search at all the storage sites of Eni’s network in Italy as part of the same proceeding. The search was intended to verify the existence of fraudulent practices aimed at tampering with measuring systems functional to the tax compliance of excise duties in relation to fuel handling at the storage sites. In September 2015, the Public Prosecutor of Rome requested a one-off technical appraisal aimed to verify the compliance of the software installed at certain metric heads previously seized with those lodged by the manufacturer at the Ministry of Economic Development. The technical appraisal verified the compliance of the software tested. The proceeding was then extended to a large number of employees and

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Notes to the Financial Statements

former employees of the Company. In November 2017, the Court of Rome, following the request of the Public Prosecutor, ordered a preventive seizure of the oil products meters at Eni’s refineries and depots in Italy. The Company, considering the consequences connected to a complete shutdown of the refining and fueling activities, requested the Public Prosecutor to minimize, as much as possible, the impact on customers, companies and service stations. The preventive seizure was revoked, due to the commitments undertaken by the Company which is a third party not subject to investigation. Eni continues to provide full cooperation to the authorities. In December 2017, technical consultants were designed by Eni to verify the integrity of the sites. The results will be provided to the judicial authorities. In March 2018, the Public Prosecutor of Rome notified the conclusion of the preliminary investigations in relation to the criminal proceeding No. 7320/2014 concerning the Calenzano, Livorno, Sannazzaro, Pomezia, Naples, Gaeta and Ortona sites. Based on the outcome of the investigations, as far as Eni is concerned, the proceeding involves former managers and directors of the refineries indicated above concerning alleged aggravated and continuous non-payment of excise duties, alteration and removal of seals, use and possession of false measures and weights. In addition for Calenzano, three employees and their manager of the storage site were indicted on charges of alleged procedural fraud. The attorneys of the defendants delivered documentations and requested the Public Prosecutor to dismiss the case. In September 2018, Eni received, as offended party, the notification of the schedule of hearing issued by the Court of Rome, in relation to criminal association and other minor claims, against numerous persons under investigation – including over forty Eni employees – subject of a separated proceeding (No. 22066/17 RGNR), for which, in May 2017, the Public Prosecutor’s Office had requested the filing. At the end of the hearing in December 2018, the Judge accepted the request for dismissal for several persons under investigation, including thirteen Eni’s employees, while he rejected the request, requiring the Public Prosecutor to pronounce the charge in terms and forms of law for twenty-eight Eni employees (including the former managers of the R&M Division) for criminal association. In October 2018, as regards the main criminal proceeding, the Public Prosecutor notified the date for the preliminary hearing and the related request for indictment. In April 2018 as part of the administrative proceeding intended to collect taxes allegedly not paid by Eni, the tax police of Rome based on the findings of the investigations performed by the prosecutors of Frosinone, Prato and Rome issued a statement of objection against the Company claiming the missed payment of excise taxes due for the years 2008 up to 2017 for €34 million, as well as the related higher corporate profits before income taxes leading to the claim of additional taxes for €22 million related to income taxes and VAT. The Custom Agency that is in charge of issuing the notice of payment may also impose a fine and the recognition of interest expense. A part of the disputed amounts for excise taxes and other related taxes concerned the same litigation, which was successfully challenged by the Company following a recourse filed with the Tax Commission of Rome. Subsequently the Company entered into a settlement agreement regarding this litigation. Following the documentation presented by the company, the Customs Agency determined the excise tax due in the amount of €8 million by issuing the payment notices in July 2019. Other related taxes were estimated in €6 million. Eni accrued a provision with respect to this proceeding.

(ii) Eni SpA — Public Prosecutor of Milan — Criminal proceeding no. 12333/2017. In February 2018, Eni was notified of a search and seizure decree in relation to allegations of associative crime aimed at slander and at reporting false information to a Public Prosecutor. In the decree, the Prosecutor of Milan included, among the other persons under investigation, a former external lawyer and a former Eni’s manager, at the time of the facts holding strategic positions in the Company. According to the decree, the association would be allegedly aimed at interfering with the judicial activity in certain criminal proceedings that are involving, among others, Eni and some of its directors and managers. Afterwards, the Control and Risks Committee, having consulted the Board of Statutory Auditors, and together with the Watch Structure, agreed to engage an auditing firm to perform an internal audit of all relevant facts and circumstances and all records and documentation on the matter with respect to the events of the aforementioned proceeding, including a forensic review. The final report, submitted to the Control and Risk Committee, the Watch Structure and the Board of Statutory Auditors on September 12, 2018, concluded that following the review carried out with respect to the allegations made by the Public Prosecutor of Milan, there would be no sufficient factual evidence about the involvement of the aforementioned former manager of Eni in the alleged crimes.

101	Eni Interim Consolidated Report
Notes to the Financial Statements

On April 19, 2018, the Board of Directors appointed two external consultants, a criminal lawyer and a civil lawyer to provide independent legal advice in relation to the facts under investigation. The outcomes illustrated in a report, dated November 22, did not highlight circumstances in fact suitable any involvement of any Eni's employees in the crimes alleged by the Public Prosecutor. The report was presented to the Board of Directors, to the Board of Statutory Auditors and to the Watch Structure of Eni.

On June 4, 2018, Consob, the Italian market regulator, requested to be informed about the above mentioned proceeding. The request was addressed to the Company and to its Board of Statutory Auditors. Specifically, Consob asked for the outcome of the forensic review and to be updated about any other audit action taken in relation to the matter by the Company and by its board of Statutory Auditors. The Board of Statutory Auditors was also requested to report about the findings of the additional audit program agreed with the former external auditor regarding the matter and to keep Consob updated about any further initiative adopted. The Company answered the request on June 11, 2018. Subsequently, finalized its response by sending further documentation including the final report of the independent third party and the reports of the consultants of the Board of Directors. The Board of Statutory Auditors has periodically updated Consob of the initiatives taken as part of the Board’s monitoring responsibilities with several communications, the last of which was on July 25, 2019. On June 13, 2018, Eni was notified of a request from the Prosecutor Office to transmitting certain documentation in accordance with the Italian Code of Criminal Procedure. The request targeted evidence and documents relating to the internal audit performed by the Company and any possible external review concerning certain tasks that were assigned to the former external lawyer with respect to Eni. This lawyer appears to be investigated as part of this proceeding. The reports of the independent third party and of the consultant of the Board of directors were also sent to the Public Prosecutor. On May 9, 2019, Eni has constituted itself as offended person in the judgment.

In May and June 2019, in the context of the same proceeding, the Court of Milan notified Eni and three of its subsidiaries (ETS Spa, Versalis Spa, Ecofuel Spa) of various requests for documentation pursuant to the Italian Code of Criminal Procedure. At the same time, on May 23, 2019, Eni was served a notice that the Company is being investigated pursuant to the Italian law that holds companies liable for crimes committed by their employees (Legislative Decree 231/2001) with reference to the crime sanctioned by the Italian Penal Code concerning “inducement not to make statements or to make false statements to the judicial authority”.

The object of the aforementioned requests particularly concerns the relations with two business partners, access to Eni offices of certain third parties, also on behalf of one of the above-mentioned business partners, the mailbox of some employees and former employees, the documentation concerning the relations (and the interruption of those relations) with the former external lawyer investigated in the proceeding, the internal audit reports and the reports of the Company’s bodies that dealt with assessing these relationships. Following internal audits, on June 21, 2019, the Company sued for fraud a former employee at its subsidiary ETS, who was fired on May 28, 2019, and also filed a complaint before the Judicial Authority to ascertain possible complicity in fraud of other third parties.

Eni Interim Consolidated Report	102
Notes to the Financial Statements

  26   Revenues

(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemical	Corporate and other activities	Total
Six months ended June 30, 2019
Revenues from customers	5,298	21,219	10,367	96	36,980

Net sales from operations by geographical area
Italy	27	6,671	6,271	47	13,016
Other European Union	120	6,011	3,112	8	9,251
Rest of Europe	90	3,050	455	7	3,602
Americas	46	1,992	132	7	2,177
Asia	595	3,305	352	7	4,259
Africa	4,300	190	43	20	4,553
Other areas	120		2		122
Total	5,298	21,219	10,367	96	36,980

Products sales and service revenues
Sales of crude oil	1,829	9,048	12		10,889
Sales of oil products	598	1,619	8,094		10,311
Sales of natural gas and LNG	2,699	7,630			10,329
Sales of chemical products		266	1,960	11	2,237
Sales of other products	20	1,250	7	4	1,281
Services	152	1,406	294	81	1,933
Total	5,298	21,219	10,367	96	36,980

Transfer of goods and/or services
Goods/Services transferred in a specific moment	4,993	21,163	10,260	43	36,459
Goods/Services transferred over a period of time	305	56	107	53	521

Six months ended June 30, 2018
Revenues from customers	4,654	20,650	10,685	82	36,071

Net sales from operations by geographical area
Italy	9	6,875	5,933	56	12,873
Other European Union	200	5,764	3,613	1	9,578
Rest of Europe	36	3,244	437		3,717
Americas	46	2,165	154	1	2,366
Asia	825	2,532	496	5	3,858
Africa	3,451	69	50	19	3,589
Other areas	87	1	2		90
Total	4,654	20,650	10,685	82	36,071

Products sales and service revenues
Sales of crude oil	2,107	8,032			10,139
Sales of oil products	498	2,127	7,961		10,586
Sales of natural gas and LNG	1,908	7,803			9,711
Sales of chemical products		363	2,441	17	2,821
Sales of other products	14	1,051	11	6	1,082
Services	127	1,274	272	59	1,732
Total	4,654	20,650	10,685	82	36,071

Transfer of goods and/or services
Goods/Services transferred in a specific moment	4,529	20,592	10,612	47	35,780
Goods/Services transferred over a period of time	125	58	73	35	291

Sales from operations by industry segment and geographical area of destination are disclosed in note 32 – Segment information.

Sales from operations with related parties are disclosed in note 33 – Transactions with related parties.

103	Eni Interim Consolidated Report
Notes to the Financial Statements

  27   Costs

Purchase, services and other

(€ million)	Six months ended June 30, 2019	Six months ended June 30, 2018
Production costs - raw, ancillary and consumable materials and goods	19,979	19,103
Production costs - services	5,667	5,487
Lease expense and other	688	839
Net provisions for contingencies	185	342
Other expenses	355	776
	26,874	26,547
Less: capitalized direct costs associated with self-constructed assets	(83)	(99)
	26,791	26,448

Purchase, services and other charges include costs of geological and geophysical studies of the Exploration & Production segment amounting to €146 million (€128 million in the first half of 2018).

Payroll and related costs

(€ million)	Six months ended June 30, 2019	Six months ended June 30, 2018
Payroll and related costs	1,631	1,644
Less: capitalized direct costs associated with self-constructed assets	(78)	(93)
	1,553	1,551

Costs with related parties are disclosed in note 33 – Transactions with related parties.

  28   Finance income (expense)

(€ million)	Six months ended June 30, 2019	Six months ended June 30, 2018
Finance income (expense)
Finance income	1,420	2,349
Finance expense	(2,029)	(2,714)
Net finance income (expense) from financial assets held for trading	78	17
Income (expense) from derivative financial instruments	(21)	(273)
	(552)	(621)

Eni Interim Consolidated Report	104
Notes to the Financial Statements

The analysis of finance income (expense) was as follows:

(€ million)	Six months ended June 30, 2019	Six months ended June 30, 2018
Finance income (expense) related to net borrowings
Interest and other finance expense on ordinary bonds	(312)	(255)
Interest due to banks and other financial institutions	(66)	(56)
Interest on lease liabilities	(190)
Interest from banks	11	9
Interest and other income on financial receivables and securities held for non-operating purposes	3	3
Net finance income (expense) on financial assets held for trading	78	17
	(476)	(282)
Exchange differences	70	233
Income (expense) from derivative financial instruments	(21)	(273)
Other finance income (expense)
Capitalized finance expense	46	26
Interest and other income on financing receivables and securities held for operating purposes	53	86
Finance expense due to the passage of time (accretion discount) (a)	(147)	(128)
Other finance income (expense)	(77)	(283)
	(125)	(299)
	(552)	(621)

(a) The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

The analysis of derivative financial income (expense) is disclosed in note 21 – Derivative financial instruments.

Finance income (expense) with related parties are disclosed in note 33 – Transactions with related parties.

  29   Income (expense) from investments

Share of profit (loss) of equity-accounted investments

More information is provided in note 13 – Investments.

Other gain (loss) from investments

(€ million)	Six months ended June 30, 2019	Six months ended June 30, 2018
Dividends	89	79
Net gain (loss) on disposals	4	(6)
Other net income (expense)	1
	94	73

Dividend income primarily related to Nigeria LNG Ltd for €64 million and to Saudi European Petrochemical Co ‘IBN ZAHR’ for €19 million (similarly in the comparative periods).

105	Eni Interim Consolidated Report
Notes to the Financial Statements

  30   Income taxes

(€ million)	Six months ended June 30, 2019	Six months ended June 30, 2018
Current taxes	2,574	2,466
Net deferred taxes	249	220
	2,823	2,686

Current and net deferred taxes related to Italian subsidiaries for €168 million and €118 million, respectively.

  31   Earnings per share

Basic earnings per ordinary share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the period, excluding treasury shares.

Diluted earnings per share is calculated by dividing the net profit of the period attributable to Eni’s shareholders by the weighted average number of shares fully-diluted including shares outstanding in the period and the number of potential shares to be issued.

As of June 30, 2019, the shares that could be potentially issued related the estimation of new share that will vest in connection with the long-term monetary incentive plan 2017 and 2018.

		Six months ended June 30, 2019	Six months ended June 30, 2018
Weighted average number of shares used for the calculation of the basic earnings per share		3,600,862,393	3,601,140,133
Potential share to be issued for ILT incentive plan		2,782,584	1,525,528
Weighted average number of shares used for the calculation of the diluted earnings per share		3,603,644,977	3,602,665,661
Eni’s net profit	(€ million)	1,516	2,198
Basic earning per share	(euro per share)	0.42	0.61
Diluted earning per share	(euro per share)	0.42	0.61

  32   Segment information

Eni’s segmental reporting reflects the Group’s operating segments, whose results are regularly reviewed by the chief operating decision maker (the CEO) to make decisions about resources to be allocated to each segment and to assess segment performance.

Segment performance is evaluated based on operating profit or loss. Other segment information presented to the CEO include segment revenues and directly attributable assets and liabilities.

As of June 30, 2019, Eni had the following reportable segments:

• Exploration & Production: engages in the exploration, development and production of crude oil and natural gas, including projects to build and operate liquefaction plants of natural gas.

• Gas & Power: engages in supply and marketing of natural gas at wholesale and retail markets, supply and marketing of LNG and supply, production and marketing of power at retail and wholesale markets. Gas & Power is engaged in supply and marketing of crude oil and oil products targeting the operational requirements of Eni’s refining business and in commodity trading (including crude oil, natural gas, power, emission allowances, etc.) targeting to both hedge and stabilize the Group industrial and commercial margins according to an integrated view and to optimize margins.

• Refining & Marketing and Chemical: engages in the manufacturing, supply and distribution and marketing activities of oil products and chemical products. The results of the Chemicals business have been

Eni Interim Consolidated Report	106
Notes to the Financial Statements

aggregated to those of the Refining & Marketing business in a single reportable segment, because these two operating segments exhibit similar economic characteristics.

• Corporate and other activities: include the costs of the Group HQ functions which provide services to the operating subsidiaries, comprising holding, financing and treasury, IT, HR, real estate, legal assistance, captive insurance, planning and administration activities, as well as the results of the Group environmental clean-up and remediation activities performed by the subsidiary Syndial. The Energy Solutions Department, which engages in developing the business of renewable energy, is an operating segment, which is reported within Corporate and other activities because it does not meet the materiality threshold (IFRS 8) for separate segment reporting.

Information by segment is as follows:

(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemical	Corporate and other activities	Adjustments of intragroup profits	Total
Six months ended June 30, 2019
Net sales from operations (a)	11,524	27,161	11,531	766
Less: intersegment sales	(6,226)	(5,942)	(1,164)	(670)
Net sales to customers	5,298	21,219	10,367	96		36,980
Operating profit	4,425	453	226	(295)	(60)	4,749
Six months ended June 30, 2018
Net sales from operations (a)	11,824	26,777	11,991	744
Less: intersegment sales	(7,170)	(6,127)	(1,306)	(662)
Net sales to customers	4,654	20,650	10,685	82		36,071
Operating profit	4,568	555	396	(350)	(131)	5,038

(a) Before elimination of intersegment sales.

(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemical	Corporate and other activities	Adjustments of intragroup profits	Total
June 30, 2019
Identifiable assets (a)	68,642	8,954	13,271	1,823	(382)	92,308
Unallocated assets						32,575
Identifiable liabilities (b)	18,380	7,473	4,891	4,254	(271)	34,727
Unallocated liabilities						39,150
December 31, 2018
Identifiable assets (a)	63,051	9,989	11,692	1,171	(420)	85,483
Unallocated assets						32,890
Identifiable liabilities (b)	18,110	8,314	4,319	4,072	(275)	34,540
Unallocated liabilities						32,760

(a)	Includes assets directly associated with the generation of operating profit.

(b)	Includes liabilities directly associated with the generation of operating profit.

107	Eni Interim Consolidated Report
Notes to the Financial Statements

  33   Transactions with related parties

In the ordinary course of its business, Eni enters into transactions regarding:

(a)	exchange of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries;

(b)	exchange of goods and provision of services with entities controlled by the Italian Government;

(c)	exchange of goods and provision of services with companies related to Eni SpA through members of the Board of Directors. Most of these transactions are exempt from the application of the Eni internal procedure of Eni “Transactions involving interests of Directors and Statutory Auditors and transactions with related parties” pursuant to the Consob Regulation, since they relate to ordinary transactions conducted at market or standard conditions, or because under the materiality threshold provided for by the procedure;

(d)	contributions to non-profit entities correlated to Eni with the aim to develop solidarity, culture and research initiatives. In particular these related to: (i) Eni Foundation established by Eni as a non-profit entity with the aim of pursuing exclusively solidarity initiatives in the fields of social assistance, health, education, culture and environment, as well as research and development; and (ii) Eni Enrico Mattei Foundation established by Eni with the aim of enhancing, through studies, researches and training initiatives, knowledge in the fields of economics, energy and environment, both at a national and international level.

Transactions with related parties were conducted in the interest of Eni companies and, with exception of those with entities whose aim is to develop charitable, cultural and research initiatives, are related to the ordinary course of Eni’s business.

Investments in unconsolidated subsidiaries, joint arrangements and associates as of June 30, 2019 are presented in the annex “List of companies owned by Eni SpA as of June 30, 2019”.

Eni Interim Consolidated Report	108
Notes to the Financial Statements

Trade and other transactions with related parties

(€ million)

	June 30, 2019			Six months ended June 30, 2019
Name	Receivables and other assets	Payables and other liabilities	Guarantees	Costs	Revenues	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	2	88			108
Angola LNG Supply Services Llc			179
Coral FLNG SA	26		1,155	41
Saipem Group	75	130	511	14	49
Karachaganak Petroleum Operating BV	16	175		1	545
Mellitah Oil & Gas BV	48	330		1	250
Petrobel Belayim Petroleum Co	56	1,934		7	951
Unión Fenosa Gas SA	12		57		1	42
Vår Energi AS	19	69	224	35	695	(30)
Other (*)	57	23		29	80
	311	2,749	2,126	128	2,679	12
Unconsolidated entities controlled by Eni
Eni Abu Dhabi Refining & Trading BV			2,928
Eni BTC Ltd			178
Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	93	1	5	6
Other	11	25	27	4	5
	104	26	3,138	10	5
	415	2,775	5,264	138	2,684	12
Entities controlled by the Government
Enel Group	138	254		65	294	(33)
Italgas Group	2	69			398
Snam Group	282	280		43	661
Terna Group	32	48		94	106	8
GSE - Gestore Servizi Energetici	45	35		336	252	9
Other	10	9		5	18
	509	695		543	1,729	(16)
Other related parties	3	2		3	14
Groupement Sonatrach – Agip «GSA» and Organe Conjoint des Opérations «OC SH/FCP»	60	121		18	138
	987	3,593	5,264	702	4,565	(4)

(*) Each individual amount included herein was lower than €50 million.

109	Eni Interim Consolidated Report
Notes to the Financial Statements

(€ million)
	December 31, 2018			Six months ended June 30, 2018
Name	Receivables and other assets	Payables and other liabilities	Guarantees	Costs	Revenues	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	1	96			69
Angola LNG Supply Services Llc			177
Coral FLNG SA	14		1,147	29
Saipem Group	75	171	793	15	154
Karachaganak Petroleum Operating BV	27	134			506
Mellitah Oil & Gas BV	1	268			274
Petrobel Belayim Petroleum Co	56	2,029			1,311
Unión Fenosa Gas SA	4	7	57	58	1	21
Vår Energi AS	13	100	218
Altre (*)	45	43		55	67
	236	2,848	2,392	157	2,382	21
Unconsolidated entities controlled by Eni
Eni BTC Ltd			177
Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	87	1	5	5
Other (*)	6	23	14	9	5
	93	24	196	14	5
	329	2,872	2,588	171	2,387	21
Entities controlled by the Government
Enel Group	134	151		52	261	126
Italgas Group	5	146		11	390
Snam Group	237	289		66	632	(1)
Terna Group	26	47		60	108	3
GSE - Gestore Servizi Energetici	67	85		235	279	37
Altre (*)	25	18		15	20
	494	736		439	1,690	165
Other related parties	1	2			14
Groupement Sonatrach – Agip «GSA» and Organe Conjoint des Opérations «OC SH/FCP»	40	140		19	131
	864	3,750	2,588	629	4,222	186

(*) Each individual amount included herein was lower than €50 million.

The most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:

•	Eni’s share of expenses incurred to develop oil fields from Agiba Petroleum Co, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co, Groupement Sonatrach - Agip «GSA», Organe Conjoint des Opérations «OC SH/FCP» and, only for Karachaganak Petroleum Operating BV, purchase of crude oil by Eni Trading & Shipping SpA; services charged to Eni’s associates are invoiced on the basis of incurred costs;
•	guarantees issued on behalf of Angola LNG Supply Services Llc to cover the commitments relating to the payment of the regasification fees;
•	supply of upstream specialist services and guarantees issued on a pro-quota basis granted to Coral FLNG SA on behalf of the Consortium TJS for the contractual obligations assumed following the award of the EPCIC contract for the construction of a floating gas liquefaction plant;
•	engineering, construction and drilling services by the Saipem Group mainly for the Exploration & Production segment and guarantees issued by Eni SpA relating to bid bonds and performance bonds;
•	performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations and fair value of derivative financial instruments;
•	guarantees issued in compliance with contractual agreements in the interest of Vår Energi AS, the supply of upstream specialist services, the purchase of crude oil, condensates and gas and fair value of derivative financial instruments;
•	a guarantee issued in the interest of Eni Abu Dhabi Refining & Trading BV, following the Share Production Agreement between Eni and ADNOC, for the acquisition of a 20% stake in ADNOC Refining;

Eni Interim Consolidated Report	110
Notes to the Financial Statements

•	a guarantee issued in the interest of Eni BTC Ltd in relation to the construction of an oil pipeline;
•	services for environmental restoration to Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation).

The most significant transactions with entities controlled by the Italian Government concerned:

•	sale of fuel, sale and purchase of gas, acquisition of power distribution services and fair value of derivative financial instruments with Enel Group;
•	acquisition of natural gas transportation, distribution and storage services with Snam Group and Italgas Group on the basis of tariffs set by the Italian Regulatory Authority for Energy, Networks and Environment and purchase and sale of natural gas with Snam Group for granting the balancing of the system on the basis of prices referred to the quotations of the main energy commodities;
•	sale and purchase of electricity, the acquisition of electricity transmission service on the basis of prices referred to the quotations of the main energy commodities, and derivatives on commodities entered to hedge the price risk related to the utilization of transport capacity rights with Terna Group;
•	sale and purchase of electricity, gas, environmental certificates, fair value of derivative financial instruments, sale of oil products and storage capacity with GSE - Gestore Servizi Energetici for the setting-up of a specific stock held by the Organismo Centrale di Stoccaggio Italiano (OCSIT) according to the Legislative Decree No. 249/2012.

Transactions with other related parties concerned:

•	provisions to pension funds for €12 million;
•	contributions and service provisions to Eni Enrico Mattei Foundation for €2 million.

Financing transactions with related parties

(€ million)
	June 30, 2019			Six months ended June 30, 2019
Name	Receivables	Payables	Guarantees	Charges	Gains
Joint ventures and associates
Angola LNG Ltd			246
Cardón IV SA	726	8		36	1
Coral FLNG SA	160				1
Coral South FLNG DMCC			1,407
Société Centrale Electrique du Congo SA	67
Other	39	5	2	4
	992	13	1,655	40	2
Unconsolidated entities controlled by Eni
Other (*)	60	29		1
	60	29		1
Entities controlled by the Government
Other	4	7
	4	7
	1,056	49	1,655	41	2

(*) Each individual amount included herein was lower than €50 million.

111	Eni Interim Consolidated Report
Notes to the Financial Statements

(€ million)	December 31, 2018			Six months ended June 30, 2018
Name	Receivables	Payables	Guarantees	Charges	Gains
Joint ventures and associates
Angola LNG Ltd			245
Cardón IV SA	705	36
Coral FLNG SA	108
Coral South FLNG DMCC			1,397
Société Centrale Electrique du Congo SA	64	30
Vår Energi AS		494
Altre (*)	38	4	22	3
	915	564	1,664	3

Unconsolidated entities controlled by Eni
Other (*)	49	25
	49	25
Entities controlled by the Government
Enel Group		64
Other (*)		8			1
		72			1
	964	661	1,664	3	1

(*) Each individual amount included herein was lower than €50 million.

The most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:

•	bank debt guarantees issued on behalf of Angola LNG Ltd;
•	financing loans granted to Cardón IV SA for the exploration and development activities of the Perla offshore gas field in Venezuela;
•	financing loans granted to Coral FLNG SA for the construction of a floating gas liquefaction plant in the Area 4 in Mozambique;
•	a bank debt guarantee issued on behalf of Coral South FLNG DMCC for bank credit facilities relating the project financing of Coral FLNG development project;
•	the loan granted to Société Centrale Electrique du Congo SA for the construction of a power plant in Congo.

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows

The impact of transactions and positions with related parties on the balance sheet consisted of the following:

(€ million)	June 30, 2019			December 31, 2018
	Total	Related parties	Impact %	Total	Related parties	Impact %
Other current financial assets	328	64	19.51	300	49	16.33
Trade and other receivables	14,057	666	4.74	14,101	633	4.49
Other current assets	3,029	158	5.22	2,258	71	3.14
Other non-current financial assets	1,317	992	75.32	1,253	915	73.02
Other non-current assets	868	163	18.78	792	160	20.20
Short-term debt	2,274	49	2.15	2,182	661	30.29
Trade and other payables	15,306	3,445	22.51	16,747	3,664	21.88
Other current liabilities	5,269	125	2.37	3,980	63	1.58
Other non-current liabilities	1,538	23	1.50	1,502	23	1.53

Eni Interim Consolidated Report	112
Notes to the Financial Statements

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

(€ million)	Six months ended June 30, 2019			Six months ended June 30, 2018
	Total	Related parties	Impact %	Total	Related parties	Impact %
Net sales from operations	36,980	695	1.88	36,071	626	1.74
Other income and revenues	644	7	1.09	838	3	0.36
Purchases, services and other	(26,791)	(4,554)	17.00	(26,448)	(4,210)	15.92
Payroll and related costs	(1,553)	(11)	0.71	(1,551)	(12)	0.77
Other operating income (expense)	30	(4)	..	89	186	..
Finance income	1,420	41	2.89	2,349	3	0.13
Finance expense	(2,029)	(2)	0.10	(2,714)	(1)	0.04

Main cash flows with related parties are provided below:

(€ million)	Six months ended June 30, 2019	Six months ended June 30, 2018
Revenues and other income	702	629
Costs and other expenses	(3,276)	(2,678)
Other operating income (loss)	(4)	186
Net change in trade and other receivables and liabilities	(294)	63
Net interests	40	2
Net cash provided from operating activities	(2,832)	(1,798)
Capital expenditure in tangible and intangible assets	(1,289)	(1,544)
Net change in accounts payable and receivable in relation to investments	(3)	405
Change in financial receivables	(92)	3
Net cash used in investing activities	(1,384)	(1,136)
Change in financial liabilities	(827)	(11)
Net cash used in financing activities	(827)	(11)
Total financial flows to related parties	(5,043)	(2,945)

The impact of cash flows with related parties consisted of the following:

(€ million)
	Six months ended June 30, 2019			Six months ended June 30, 2018
	Total	Related parties	Impact %	Total	Related parties	Impact %
Cash provided from operating activities	6,612	(2,832)	..	5,220	(1,798)	..
Cash used in investing activities	(4,330)	(1,384)	31.96	(2,738)	(1,136)	41.49
Cash used in financing activities	(2,585)	(827)	31.99	(2,417)	(11)	0.46

113	Eni Interim Consolidated Report
Notes to the Financial Statements

  34   Significant non-recurring events and operations

In the first half of 2019 and in 2018, Eni did not report any non-recurring events and operations.

  35   Positions or transactions deriving from atypical and/or unusual operations

In the first half of 2019 and in 2018, no transactions deriving from atypical and/or unusual operations were reported.

  36   Subsequent events

No significant events were reported after June 30, 2019.

Certification pursuant to article 154-bis, paragraph 5 of the Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1.	The undersigned Claudio Descalzi and Massimo Mondazzi, in their quality as Chief Executive Officer and officer responsible for the preparation of financial reports of Eni, also pursuant to article 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, certify that internal controls over financial reporting in place for the preparation of the condensed consolidated interim financial statements as of June 30, 2019 and during the period covered by the report, were:
•	adequate to the Company structure, and
•	effectively applied during the process of preparation of the report.

2.	Internal controls over financial reporting in place for the preparation of the 2019 condensed consolidated interim financial statements have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3.	The undersigned officers also certify that:
3.1	Condensed consolidated interim financial statements as of June 30, 2019:
a)	have been prepared in accordance with applicable international accounting standards adopted by the European Community pursuant to Regulation (CE) n. 1606/2002 of the European Parliament and European Council of July 19, 2002;
b)	correspond to the accounting books and entries;
c)	fairly and truly represent the financial position, the performance and the cash flows of the issuer and the companies included in the consolidation as of, and for, the period presented in this report.
3.2	The interim operating and financial review includes a reliable analysis of the material events occurred during the first half of 2019 and their impact on condensed consolidated interim financial statements, as well as a description of the main risks and uncertainties for the second half of the year. The interim operating and financial review contains a reliable analysis of the disclosure on significant related-partly transaction.

July 25, 2019

/s/ Claudio Descalzi	/s/ Massimo Mondazzi
Claudio Descalzi	Massimo Mondazzi
Chief Executive Officer	Chief Financial Officer

Report of Independent Auditors

REVIEW REPORT ON THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders of

Eni SpA

Foreword

We have reviewed the condensed consolidated interim financial statements of Eni SpA and its subsidiaries (Eni Group) as of 30 June 2019, comprising the balance sheet, the profit and loss account, the statement of comprehensive income, the statement of changes in shareholders’ equity, the statement of cash flows and related explanatory notes. The Directors of Eni SpA are responsible for the preparation of the condensed consolidated interim financial statements in accordance with International Accounting Standard 34 applicable to interim financial reporting (IAS 34) as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of review

We conducted our work in accordance with the criteria for a review recommended by Consob in Resolution No. 10867 of 31 July 1997. A review of condensed consolidated interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than a full-scope audit conducted in accordance with International Standards on Auditing (ISA Italia) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

www.pwc.com/it

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Eni Group as of 30 June 2019 are not prepared, in all material respects, in accordance with International Accounting Standard 34 applicable to interim financial reporting (IAS 34) as adopted by the European Union.

Other aspects

The consolidated financial statements as of and for the year ended 31 December 2018 and the condensed consolidated interim financial statements for the period ended 30 June 2018 were audited and reviewed, respectively, by other auditors, who, on 5 April 2019, expressed an unqualified opinion on the consolidated financial statements, and, on 31 July 2018, expressed an unqualified conclusion on the condensed consolidated interim financial statements.

Rome, 2 August 2019

PricewaterhouseCoopers SpA

Signed by

Giovanni Andrea Toselli

(Partner)

This report has been translated into English from the Italian original solely for the convenience of international readers.

118	Eni Interim Consolidated Report
	Investments owned by Eni as of June 30, 2019	Annex to financial statements

List of companies owned by Eni SpA
as of June 30, 2019

Investments owned by Eni as of June 30, 2019

In accordance with the provisions of articles 38 and 39 of the Legislative Decree no. 127/1991 and Consob communication no. DEM/6064293 of July 28, 2006, the list of subsidiaries, associates and significant investments owned by Eni SpA as of June 30, 2019, is presented below. Companies are divided by business segment and, within each segment, they are ordered between Italy and outside Italy and alphabetically. For each company are indicated: company name, registered head office, operating office, share capital, shareholders and percentage of ownership; for consolidated subsidiaries is indicated the equity ratio attributable to Eni; for unconsolidated investments owned by consolidated companies is indicated the valuation method. In the footnotes are indicated which investments are quoted in the Italian regulated markets or in other regulated markets of the European Union and the percentage of the ordinary voting rights entitled to shareholders if different from the percentage of ownership. The currency codes indicated are reported in accordance with the International Standard ISO 4217.

As of June 30, 2019, the breakdown of the companies owned by Eni is provided in the table below:

	Subsidiaries			Joint arrangements and associates			Other sinificant investments (a)

		Outside			Outside			Outside
	Italy	Italy	Total	Italy	Italy	Total	Italy	Italy	Total
Fully consolidated subsidiaries	27	144	171
Consolidated joint operations				7	5	12

Investments owned by consolidated companies(b)
Equity-accounted investments	4	34	38	18	38	56
Investments valued at cost	6	4	10	3	31	34
Investments valued at fair value							2	22	24
	10	38	48	21	69	90	2	22	24
Investments in non consolidated companies
Owned by controlled companies	1	1	2
Owned by joint arrangements					3	3
	1	1	2		3	3
Total	38	183	221	28	77	105	2	22	24

(a)	Relates to investments other than subsidiaries, joint arrangements and associates with ownership interest greater than 2% for listed companies and 10% for unlisted companies.
(b)	Investments in subsidiaries accounted for using the equity method and valued at cost relate to non-significant companies.

Subsidiaries and joint arrangements resident in States or territory with a privileged tax regime

The Legislative Decree of 29 November 2018, n. 241, enforcing the EU Directive rules in the matter of tax avoidance practices, modified the definition of a State or territory with a privileged tax regime pursuant to art.167, paragraph 4 of the D.P.R. December 22, 1986, n. 917.

Following the aforementioned amendments, the provisions regarding foreign subsidiaries are applied if the non-resident controlled entities jointly present the following conditions:

a)	they are subject to an effective taxation of less than half to which they would have been subject if they were resident in Italy;
b)	more than one third of the proceeds fall into one or more of the following categories: interests, royalties, dividends, financial leasing income, income from insurance and banking activities, income from intra-group services.

As of June 30, 2019, Eni controls two companies that benefit from a privileged tax regime.

No subsidiary that benefits from a privileged tax regime has issued financial instruments. All the financial statements for 2019 are audited by PricewaterhouseCoopers.

Eni Interim Consolidated Report		119
Annex to financial statements	Subsidiaries

Parent company

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership
Eni SpA (#)	Rome	Italy	EUR	4,005,358,876	Cassa Depositi e Prestiti SpA	25.76
					Ministero dell'Economia	4.34
					e delle Finanze
					Eni SpA	1.01
					Other shareholders	68.89

Subsidiaries

Exploration & Production

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Angola SpA	San Donato Milanese (MI)	Angola	EUR	20,200,000	Eni SpA	100.00	100.00	F.C.
Eni Mediterranea Idrocarburi SpA	Gela (CL)	Italy	EUR	5,200,000	Eni SpA	100.00	100.00	F.C.

Eni Mozambico SpA	San Donato Milanese (MI)	Mozambique	EUR	200,000	Eni SpA	100.00	100.00	F.C.
Eni Timor Leste SpA	San Donato Milanese (MI)	East Timor	EUR	6,841,517	Eni SpA	100.00	100.00	F.C.
Eni West Africa SpA	San Donato Milanese (MI)	Angola	EUR	10,000,000	Eni SpA	100.00	100.00	F.C.
Eni Zubair SpA (in liquidation)	San Donato Milanese (MI)	Italy	EUR	0	Eni SpA	100.00		Co.
EniProgetti SpA	Venezia Marghera (VE)	Italy	EUR	2,064,000	Eni SpA	100.00	100.00	F.C.
Floaters SpA	San Donato Milanese (MI)	Italy	EUR	200,120,000	Eni SpA	100.00	100.00	F.C.
Ieoc SpA	San Donato Milanese (MI)	Egypt	EUR	7,518,000	Eni SpA	100.00	100.00	F.C.
Società Petrolifera Italiana SpA	San Donato Milanese (MI)	Italy	EUR	13,877,600	Eni SpA	99.96	99.96	F.C.
					Third parties	0.04

Outside Italy

Agip Caspian Sea BV	Amsterdam	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Agip Energy and Natural Resources	Abuja	Nigeria	NGN	5,000,000	Eni International BV	95.00	100.00	F.C.
(Nigeria) Ltd	(Nigeria)				Eni Oil Holdings BV	5.00
Agip Karachaganak BV	Amsterdam	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Agip Oil Ecuador BV	Amsterdam	Ecuador	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)

(*) Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(#) Company with shares quoted in the regulated market of Italy or of other EU countries.

120	Eni Interim Consolidated Report
	Subsidiaries	Annex to financial statements

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agip Oleoducto de Crudos Pesados BV	Amsterdam	Ecuador	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Burren Energy (Bermuda) Ltd (9)	Hamilton	United Kingdom	USD	12,002	Burren Energy Plc	100.00	100.00	F.C.
	(Bermuda)
Burren Energy (Egypt) Ltd	London	Egypt	GBP	2	Burren Energy Plc	100.00		Eq.
	(United Kingdom)
Burren Energy Congo Ltd	Tortola	Republic of the	USD	50,000	Burren En.(Berm)Ltd	100.00	100.00	F.C.
	(British Virgin Islands)	Congo
Burren Energy India Ltd	London	United Kingdom	GBP	2	Burren Energy Plc	100.00	100.00	F.C.
	(United Kingdom)
Burren Energy Plc	London	United Kingdom	GBP	28,819,023	Eni UK Holding Plc	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Burren Shakti Ltd	Hamilton	United Kingdom	USD	65,300,000	Burren En. India Ltd	100.00	100.00	F.C.
	(Bermuda)
Eni Abu Dhabi BV	Amsterdam	United Arab	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)	Emirates
Eni AEP Ltd	London	Pakistan	GBP	73,471,000	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Algeria Exploration BV	Amsterdam	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Algeria Ltd Sàrl	Luxembourg	Algeria	USD	20,000	Eni Oil Holdings BV	100.00	100.00	F.C.
	(Luxembourg)
Eni Algeria Production BV	Amsterdam	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Ambalat Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni America Ltd	Dover, Delaware	USA	USD	72,000	Eni UHL Ltd	100.00	100.00	F.C.
	(USA)
Eni Angola Exploration BV	Amsterdam	Angola	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Angola Production BV	Amsterdam	Angola	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Argentina Exploración y	Buenos Aires	Argentina	ARS	24,136,336	Eni International BV	95.00		Eq.
Explotación SA	(Argentina)				Eni Oil Holdings BV	5.00
Eni Arguni I Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Australia BV	Amsterdam	Australia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Australia Ltd	London	Australia	GBP	20,000,000	Eni International BV	100.00	100.00	F.C.
	(United Kingdom)
Eni Bahrain BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Eni BB Petroleum Inc	Dover, Delaware	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni BTC Ltd	London	United Kingdom	GBP	23,214,400	Eni International BV	100.00		Eq.
	(United Kingdom)
Eni Bukat Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Bulungan BV	Amsterdam	Indonesia	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Eni Canada Holding Ltd	Calgary	Canada	USD	1,453,200,001	Eni International BV	100.00	100.00	F.C.
	(Canada)

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(9)	Company that benefits from a privileged tax regime pursuant to article 167, paragraph 4; the profit pertaining to the Group is subject to separate taxation in Italy.

Eni Interim Consolidated Report		121
Annex to financial statements	Subsidiaries

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni CBM Ltd	London	Indonesia	USD	2,210,728	Eni Lasmo Plc	100.00	100.00	F.C.
	(United Kingdom)
Eni China BV	Amsterdam	China	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Congo SA	Pointe-Noire	Republic of the	USD	17,000,000	Eni E&P Holding BV	99.99	100.00	F.C.
	(Republic of the Congo)	Congo			Eni International BV	(..)
					Eni Int. NA NV Sàrl	(..)
Eni Côte d'Ivoire Ltd	London	Ivory Coast	GBP	1	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Cyprus Ltd	Nicosia	Cyprus	EUR	2,006	Eni International BV	100.00	100.00	F.C.
	(Cyprus)
Eni Denmark BV	Amsterdam	Greenland	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Eni do Brasil Investimentos em	Rio De Janeiro	Brazil	BRL	1,593,415,000	Eni International BV	99.99		Eq.
Exploração e Produção de Petróleo	(Brazil)				Eni Oil Holdings BV	(..)
Ltda
Eni East Ganal Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni East Sepinggan Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Elgin/Franklin Ltd	London	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Energy Russia BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Exploration & Production	Amsterdam	Netherlands	EUR	29,832,777.12	Eni International BV	100.00	100.00	F.C.
Holding BV	(Netherlands)
Eni Gabon SA	Libreville	Gabon	XAF	13,132,000,000	Eni International BV	100.00	100.00	F.C.
	(Gabon)
Eni Ganal Ltd	London	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Gas & Power LNG Australia BV	Amsterdam	Australia	EUR	10,000,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Ghana Exploration and	Accra	Ghana	GHS	21,412,500	Eni International BV	100.00	100.00	F.C.
Production Ltd	(Ghana)
Eni Hewett Ltd	Aberdeen	United Kingdom	GBP	3,036,000	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Hydrocarbons Venezuela Ltd	London	Venezuela	GBP	8,050,500	Eni Lasmo Plc	100.00	100.00	F.C.
	(United Kingdom)
Eni India Ltd	London	India	GBP	44,000,000	Eni UK Ltd	100.00		Eq.
	(United Kingdom)
Eni Indonesia Ltd	London	Indonesia	GBP	100	Eni ULX Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Indonesia Ots 1 Ltd	Grand Cayman	Indonesia	USD	1.01	Eni Indonesia Ltd	100.00	100.00	F.C.
	(Cayman Islands)
Eni International NA NV Sàrl	Luxembourg	United Kingdom	USD	25,000	Eni International BV	100.00	100.00	F.C.
	(Luxembourg)
Eni Investments Plc	London	United Kingdom	GBP	750,050,000	Eni SpA	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Eni Iran BV	Amsterdam	Iran	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Iraq BV	Amsterdam	Iraq	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

122	Eni Interim Consolidated Report
	Subsidiaries	Annex to financial statements

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Ireland BV	Amsterdam	Ireland	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Isatay BV	Amsterdam	Kazakhstan	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni JPDA 03-13 Ltd	London	Australia	GBP	250,000	Eni International BV	100.00	100.00	F.C.
	(United Kingdom)
Eni JPDA 06-105 Pty Ltd	Perth	Australia	AUD	80,830,576	Eni International BV	100.00	100.00	F.C.
	(Australia)
Eni JPDA 11-106 BV	Amsterdam	Australia	EUR	50,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Kenya BV	Amsterdam	Kenya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Krueng Mane Ltd	London	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Lasmo Plc	London	United Kingdom	GBP	337,638,724.25	Eni Investments Plc	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Eni Lebanon BV	Amsterdam	Lebanon	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Liberia BV	Amsterdam	Liberia	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Eni Liverpool Bay Operating Co Ltd	London	United Kingdom	GBP	1	Eni UK Ltd	100.00		Eq.
	(United Kingdom)
Eni LNS Ltd	London	United Kingdom	GBP	80,400,000	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Marketing Inc	Dover, Delaware	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni Maroc BV	Amsterdam	Morocco	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni México S. de RL de CV	Lomas De	Mexico	MXN	3,000	Eni International BV	99.90	100.00	F.C.
	Chapultepec, Mexico				Eni Oil Holdings BV	0.10
	City
	(Mexico)
Eni Middle East Ltd	London	United Kingdom	GBP	1	Eni ULT Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni MOG Ltd	London	United Kingdom	GBP	220,711,147.50	Eni Lasmo Plc	99.99	100.00	F.C.
(in liquidation)	(United Kingdom)				Eni LNS Ltd	(..)
Eni Montenegro BV	Amsterdam	Montenegro	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Mozambique Engineering Ltd	London	United Kingdom	GBP	1	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Mozambique LNG Holding BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Muara Bakau BV	Amsterdam	Indonesia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Myanmar BV	Amsterdam	Myanmar	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni North Africa BV	Amsterdam	Libya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni North Ganal Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Oil & Gas Inc	Dover, Delaware	USA	USD	100,800	Eni America Ltd	100.00	100.00	F.C.
	(USA)

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Eni Interim Consolidated Report		123
Annex to financial statements	Subsidiaries

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Oil Algeria Ltd	London	Algeria	GBP	1,000	Eni Lasmo Plc	100.00	100.00	F.C.
	(United Kingdom)
Eni Oil Holdings BV	Amsterdam	Netherlands	EUR	450,000	Eni ULX Ltd	100.00	100.00	F.C.
	(Netherlands)
Eni Oman BV	Amsterdam	Oman	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Pakistan (M) Ltd Sàrl	Luxembourg	Pakistan	USD	20,000	Eni Oil Holdings BV	100.00	100.00	F.C.
	(Luxembourg)
Eni Pakistan Ltd	London	Pakistan	GBP	90,087	Eni ULX Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Petroleum Co Inc	Dover, Delaware	USA	USD	156,600,000	Eni SpA	63.86	100.00	F.C.
	(USA)				Eni International BV	36.14
Eni Petroleum US Llc	Dover, Delaware	USA	USD	1,000	Eni BB Petroleum Inc	100.00	100.00	F.C.
	(USA)
Eni Portugal BV	Amsterdam	Portugal	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni RAK BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Rapak Ltd	London	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni RD Congo SA	Kinshasa	Democratic	CDF	750,000,000	Eni International BV	99.99		Eq.
	(Democratic Republic	Republic of the			Eni Oil Holdings BV	(..)
	of the Congo)	Congo
Eni Rovuma Basin BV	Amsterdam	Mozambique	EUR	20,000	Eni Mozambique LNG	100.00	100.00	F.C.
	(Netherlands)				H. BV
Eni Sharjah BV	Amsterdam	United Arab	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)	Emirates
Eni South Africa BV	Amsterdam	Republic of	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)	South Africa
Eni South China Sea Ltd Sàrl	Luxembourg	China	USD	20,000	Eni International BV	100.00		Eq.
	(Luxembourg)
Eni TNS Ltd	Aberdeen	United Kingdom	GBP	1,000	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Tunisia BV	Amsterdam	Tunisia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Turkmenistan Ltd	Hamilton	Turkmenistan	USD	20,000	Burren En.(Berm)Ltd	100.00	100.00	F.C.
	(Bermuda)
Eni UHL Ltd	London	United Kingdom	GBP	1	Eni ULT Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni UK Holding Plc	London	United Kingdom	GBP	424,050,000	Eni Lasmo Plc	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Eni UK Ltd	London	United Kingdom	GBP	250,000,000	Eni International BV	100.00	100.00	F.C.
	(United Kingdom)
Eni UKCS Ltd	London	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Ukraine Holdings BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Ukraine Llc	Kiev	Ukraine	UAH	42,004,757.64	Eni Ukraine Hold.BV	99.99		Eq.
	(Ukraine)				Eni International BV	0.01
Eni Ukraine Shallow Waters BV	Amsterdam	Ukraine	EUR	20,000	Eni Ukraine Hold.BV	100.00		Eq.
	(Netherlands)
Eni ULT Ltd	London	United Kingdom	GBP	93,215,492.25	Eni Lasmo Plc	100.00	100.00	F.C.
	(United Kingdom)

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

124	Eni Interim Consolidated Report
	Subsidiaries	Annex to financial statements

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni ULX Ltd	London	United Kingdom	GBP	200,010,000	Eni ULT Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni US Operating Co Inc	Dover, Delaware	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni USA Gas Marketing Llc	Dover, Delaware	USA	USD	10,000	Eni Marketing Inc	100.00	100.00	F.C.
	(USA)
Eni USA Inc	Dover, Delaware	USA	USD	1,000	Eni Oil & Gas Inc	100.00	100.00	F.C.
	(USA)
Eni Venezuela BV	Amsterdam	Venezuela	EUR	20,000	Eni Venezuela E&P	100.00	100.00	F.C.
	(Netherlands)				Holding
Eni Venezuela E&P Holding SA	Bruxelles	Belgium	USD	254,443,200	Eni International BV	99.99	100.00	F.C.
	(Belgium)				Eni Oil Holdings BV	(..)
Eni Ventures Plc	London	United Kingdom	GBP	278,050,000	Eni International BV	99.99		Co.
(in liquidation)	(United Kingdom)				Eni Oil Holdings BV	(..)
Eni Vietnam BV	Amsterdam	Vietnam	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni West Timor Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Yemen Ltd	London	United Kingdom	GBP	1,000	Burren Energy Plc	100.00		Eq.
	(United Kingdom)
EniProgetti Egypt Ltd	Cairo	Egypt	EGP	50,000	EniProgetti SpA	99.00		Eq.
	(Egypt)				Eni SpA	1.00
Eurl Eni Algérie	Algiers	Algeria	DZD	1,000,000	Eni Algeria Ltd Sàrl	100.00		Eq.
	(Algeria)
First Calgary Petroleums LP	Wilmington	Algeria	USD	1	Eni Canada Hold. Ltd	99.99	100.00	F.C.
	(USA)				FCP Partner Co ULC	0.01
First Calgary Petroleums Partner Co	Calgary	Canada	CAD	10	Eni Canada Hold. Ltd	100.00	100.00	F.C.
ULC	(Canada)
Ieoc Exploration BV	Amsterdam	Egypt	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Ieoc Production BV	Amsterdam	Egypt	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Lasmo Sanga Sanga Ltd	Hamilton	Indonesia	USD	12,000	Eni Lasmo Plc	100.00	100.00	F.C.
	(Bermuda)
Liverpool Bay Ltd	London	United Kingdom	USD	1	Eni ULX Ltd	100.00		Eq.
	(United Kingdom)
Nigerian Agip CPFA Ltd	Lagos	Nigeria	NGN	1,262,500	NAOC Ltd	98.02		Co.
	(Nigeria)				Nigerian Agip E. Ltd	0.99
					Agip En Nat Res.Ltd	0.99
Nigerian Agip Exploration Ltd	Abuja	Nigeria	NGN	5,000,000	Eni International BV	99.99	100.00	F.C.
	(Nigeria)				Eni Oil Holdings BV	0.01
Nigerian Agip Oil Co Ltd	Abuja	Nigeria	NGN	1,800,000	Eni International BV	99.89	100.00	F.C.
	(Nigeria)				Eni Oil Holdings BV	0.11
OOO 'Eni Energhia'	Moscow	Russia	RUB	2,000,000	Eni Energy Russia BV	99.90	100.00	F.C.
	(Russia)				Eni Oil Holdings BV	0.10
Zetah Congo Ltd	Nassau	Republic of the	USD	300	Eni Congo SA	66.67		Co.
	(Bahamas)	Congo			Burren En.Congo Ltd	33.33
Zetah Kouilou Ltd	Nassau	Republic of the	USD	2,000	Eni Congo SA	54.50		Co.
	(Bahamas)	Congo			Burren En.Congo Ltd	37.00
					Third parties	8.50

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Eni Interim Consolidated Report		125
Annex to financial statements	Subsidiaries

Gas & Power

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni gas e luce SpA	San Donato Milanese	Italy	EUR	750,000,000	Eni SpA	100.00	100.00	F.C.
	(MI)
Eni Gas Transport Services Srl	San Donato Milanese	Italy	EUR	120,000	Eni SpA	100.00		Co.
	(MI)
Eni Trading & Shipping SpA	Rome	Italy	EUR	60,036,650	Eni SpA	100.00	100.00	F.C.

EniPower Mantova SpA	San Donato Milanese	Italy	EUR	144,000,000	EniPower SpA	86.50	86.50	F.C.
	(MI)				Third parties	13.50
EniPower SpA	San Donato Milanese	Italy	EUR	944,947,849	Eni SpA	100.00	100.00	F.C.
	(MI)
LNG Shipping SpA	San Donato Milanese	Italy	EUR	240,900,000	Eni SpA	100.00	100.00	F.C.
	(MI)
SEA SpA	L'Aquila	Italy	EUR	100,000	Eni gas e luce SpA	60.00		Eq.
					Third parties	40.00
Trans Tunisian Pipeline Co SpA	San Donato Milanese	Tunisia	EUR	1,098,000	Eni SpA	100.00	100.00	F.C.
	(MI)

Outside Italy

Adriaplin Podjetje za distribucijo	Ljubljana	Slovenia	EUR	12,956,935	Eni gas e luce SpA	51.00	51.00	F.C.
zemeljskega plina doo Ljubljana	(Slovenia)				Third parties	49.00
Eni G&P Trading BV	Amsterdam	Turkey	EUR	70,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Gas & Power France SA	Levallois Perret	France	EUR	29,937,600	Eni gas e luce SpA	99.87	99.87	F.C.
	(France)				Third parties	0.13
Eni Trading & Shipping Inc	Dover, Delaware	USA	USD	36,000,000	Ets SpA	100.00	100.00	F.C.
	(USA)
Eni Transporte y Suministro México,	Mexico City	Mexico	MXN	3,000	Eni International BV	99.90		Eq.
S. de RL de CV	(Mexico)				Eni Oil Holdings BV	0.10
Gas Supply Company Thessaloniki-	Thessaloniki	Greece	EUR	13,761,788	Eni gas e luce SpA	100.00	100.00	F.C.
Thessalia SA	(Greece)
Société de Service du Gazoduc	Tunisi	Tunisia	TND	99,000	Eni International BV	66.67	66.67	F.C.
Transtunisien SA - Sergaz SA	(Tunisia)				Third parties	33.33
Société pour la Construction du	Tunisi	Tunisia	TND	200,000	Eni International BV	99.85	100.00	F.C.
Gazoduc Transtunisien SA - Scogat SA	(Tunisia)				Trans Tunis.P.Co SpA	0.05
					LNG Shipping SpA	0.05
					Eni SpA	0.05

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

126	Eni Interim Consolidated Report
	Subsidiaries	Annex to financial statements

Refining & Marketing and Chemical

Refining & Marketing

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Ecofuel SpA	San Donato Milanese	Italy	EUR	52,000,000	Eni SpA	100.00	100.00	F.C.
	(MI)
Eni Fuel SpA	Rome	Italy	EUR	58,944,310	Eni SpA	100.00	100.00	F.C.

Raffineria di Gela SpA	Gela (CL)	Italy	EUR	15,000,000	Eni SpA	100.00	100.00	F.C.

SeaPad SpA	Genova	Italy	EUR	12,400,000	Ecofuel SpA	80.00		Eq.
					Third parties	20.00
Servizi Fondo Bombole Metano SpA	Rome	Italy	EUR	13,580,000.20	Eni SpA	100.00		Co.

Outside Italy

Eni Abu Dhabi Refining & Trading BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Eni Austria GmbH	Wien	Austria	EUR	78,500,000	Eni International BV	75.00	100.00	F.C.
	(Austria)				Eni Deutsch. GmbH	25.00
Eni Benelux BV	Rotterdam	Netherlands	EUR	1,934,040	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Deutschland GmbH	Munich	Germany	EUR	90,000,000	Eni International BV	89.00	100.00	F.C.
	(Germany)				Eni Oil Holdings BV	11.00
Eni Ecuador SA	Quito	Ecuador	USD	103,142.08	Eni International BV	99.93	100.00	F.C.
	(Ecuador)				Esain SA	0.07
Eni France Sàrl	Lyon	France	EUR	56,800,000	Eni International BV	100.00	100.00	F.C.
	(France)
Eni Iberia SLU	Alcobendas	Spain	EUR	17,299,100	Eni International BV	100.00	100.00	F.C.
	(Spain)
Eni Lubricants Trading (Shanghai) Co	Shanghai	China	EUR	5,000,000	Eni International BV	100.00	100.00	F.C.
Ltd	(China)
Eni Marketing Austria GmbH	Wien	Austria	EUR	19,621,665.23	Eni Mineralölh.GmbH	99.99	100.00	F.C.
	(Austria)				Eni International BV	(..)
Eni Mineralölhandel GmbH	Wien	Austria	EUR	34,156,232.06	Eni Austria GmbH	100.00	100.00	F.C.
	(Austria)
Eni Schmiertechnik GmbH	Wurzburg	Germany	EUR	2,000,000	Eni Deutsch. GmbH	100.00	100.00	F.C.
	(Germany)
Eni Suisse SA	Lausanne	Switzerland	CHF	102,500,000	Eni International BV	100.00	100.00	F.C.
	(Switzerland)
Eni USA R&M Co Inc	Wilmington	USA	USD	11,000,000	Eni International BV	100.00		Eq.
	(USA)
Esacontrol SA	Quito	Ecuador	USD	60,000	Eni Ecuador SA	87.00		Eq.
	(Ecuador)				Third parties	13.00
Esain SA	Quito	Ecuador	USD	30,000	Eni Ecuador SA	99.99	100.00	F.C.
	(Ecuador)				Tecnoesa SA	(..)
Oléoduc du Rhône SA	Valais	Switzerland	CHF	7,000,000	Eni International BV	100.00		Eq.
	(Switzerland)

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Eni Interim Consolidated Report		127
Annex to financial statements	Subsidiaries

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
OOO ''Eni-Nefto''	Moscow	Russia	RUB	1,010,000	Eni International BV	99.01		Eq.
	(Russia)				Eni Oil Holdings BV	0.99
Tecnoesa SA	Quito	Ecuador	USD	36,000	Eni Ecuador SA	99.99		Eq.
	(Ecuador)				Esain SA	(..)

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

128	Eni Interim Consolidated Report
	Subsidiaries	Annex to financial statements

Chemical

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Versalis SpA	San Donato Milanese (MI)	Italy	EUR	1,364,790,000	Eni SpA	100.00	100.00	F.C.

Outside Italy

Dunastyr Polisztirolgyártó	Budapest	Hungary	HUF	7,091,969,024	Versalis SpA	96.34	100.00	F.C.
Zártkörûen Mûködõ	(Hungary)				Versalis International SA	1.83
Részvénytársaság					Versalis Deutschland GmbH	1.83
Versalis Americas Inc	Dover, Delaware	USA	USD	100,000	Versalis International SA	100.00	100.00	F.C.
	(USA)
Versalis Congo Sarlu	Pointe-Noire	Republic of the	XAF	1,000,000	Versalis International SA	100.00		Eq.
	(Republic of the Congo)	Congo
Versalis Deutschland GmbH	Eschborn	Germany	EUR	100,000	Versalis SpA	100.00	100.00	F.C.
	(Germany)
Versalis France SAS	Mardyck	France	EUR	126,115,582.90	Versalis SpA	100.00	100.00	F.C.
	(France)
Versalis International SA	Bruxelles	Belgium	EUR	15,449,173.88	Versalis SpA	59.00	100.00	F.C.
	(Belgium)				Versalis Deutschland GmbH	23.71
					Dunastyr Zrt	14.43
					Versalis France	2.86
Versalis Kimya Ticaret Limited Sirketi	Istanbul	Turkey	TRY	20,000	Versalis International SA	100.00		Eq.
	(Turkey)
Versalis México S. de R.L. de CV	Città Del Messico	Mexico	MXN	1,000	Versalis International SA	99.00		Eq.
	(Mexico)				Versalis SpA	1.00
Versalis Pacific (India) Private Ltd	Mumbai	India	INR	238,700	Versalis Singapore P. Ltd	99.99		Eq.
	(India)				Third parties	(..)
Versalis Pacific Trading (Shanghai)	Shanghai	China	CNY	1,000,000	Versalis SpA	100.00	100.00	F.C.
Co Ltd	(China)
Versalis Singapore Pte Ltd	Singapore	Singapore	SGD	80,000	Versalis SpA	100.00	100.00	F.C.
	(Singapore)
Versalis UK Ltd	London	United Kingdom	GBP	4,004,042	Versalis SpA	100.00	100.00	F.C.
	(United Kingdom)

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Eni Interim Consolidated Report		129
Annex to financial statements	Subsidiaries

Corporate and other activities

Corporate and financial companies

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agenzia Giornalistica Italia SpA	Rome	Italy	EUR	2,000,000		Eni SpA	100.00	100.00	F.C.

D-Service Media Srl	Milan	Italy	EUR	75,000		D-Share SpA	100.00
(in liquidation)
D-Share SpA	Milan	Italy	EUR	121,719.25		AGI SpA	55.21		Co.
						Third parties	44.79
Eni Adfin SpA	Rome	Italy	EUR	0		Eni SpA	99.67		Co.
(in liquidation)						Third parties	0.33
Eni Corporate University SpA	San Donato Milanese	Italy	EUR	3,360,000		Eni SpA	100.00	100.00	F.C.
	(MI)
EniServizi SpA	San Donato Milanese	Italy	EUR	13,427,419.08		Eni SpA	100.00	100.00	F.C.
	(MI)
Serfactoring SpA	San Donato Milanese	Italy	EUR	5,160,000		Eni SpA	49.00	49.00	F.C.
	(MI)					Third parties	51.00
Servizi Aerei SpA	San Donato Milanese	Italy	EUR	79,817,238		Eni SpA	100.00	100.00	F.C.
	(MI)

Outside Italy

Banque Eni SA	Bruxelles	Belgium	EUR	50,000,000		Eni International BV	99.90	100.00	F.C.
	(Belgium)					Eni Oil Holdings BV	0.10
D-Share USA Corp.	New York	USA	USD	0	(a)	D-Share SpA	100.00
	(USA)
Eni Finance International SA	Bruxelles	Belgium	USD	2,474,225,632		Eni International BV	66.39	100.00	F.C.
	(Belgium)					Eni SpA	33.61
Eni Finance USA Inc	Dover, Delaware	USA	USD	15,000,000		Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni Insurance Designated Activity	Dublin	Ireland	EUR	500,000,000		Eni SpA	100.00	100.00	F.C.
Company	(Ireland)
Eni International BV	Amsterdam	Netherlands	EUR	641,683,425		Eni SpA	100.00	100.00	F.C.
	(Netherlands)
Eni International Resources Ltd	London	United Kingdom	GBP	50,000		Eni SpA	99.99	100.00	F.C.
	(United Kingdom)					Eni UK Ltd	(..)
Eni Next Llc	Houston	USA	USD	100		Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(a)	Shares without nominal value.

130	Eni Interim Consolidated Report
	Subsidiaries	Annex to financial statements

Other activities

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Anic Partecipazioni SpA	Gela (CL)	Italy	EUR	23,519,847.16	Syndial SpA	99.97		Eq.
(in liquidation)					Third parties	0.03
Eni Energia Srl	San Donato Milanese	Italy	EUR	10,000	Eni SpA	100.00		Co.
	(MI)
Eni New Energy SpA	San Donato Milanese	Italy	EUR	9,296,000	Eni SpA	100.00	100.00	F.C.
	(MI)
Industria Siciliana Acido Fosforico -	Gela (CL)	Italy	EUR	1,300,000	Syndial SpA	52.00		Eq.
ISAF - SpA					Third parties	48.00
(in liquidation)
Ing. Luigi Conti Vecchi SpA	Assemini (CA)	Italy	EUR	5,518,620.64	Syndial SpA	100.00	100.00	F.C.

Syndial Servizi Ambientali SpA	San Donato Milanese	Italy	EUR	425,343,731.50	Eni SpA	99.99	100.00	F.C.
	(MI)				Third parties	(..)

Outside Italy

Arm Wind Llp	Astana	Kazakhstan	KZT	2,133,967,100	Windirect BV	100.00	90.00	F.C.
	(Kazakhstan)
Eni Energy Solutions BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Eni New Energy Egypt SAE	Cairo	Egypt	EGP	250,000	Eni International BV	99.98		Eq.
	(Egypt)				Ieoc Production BV	0.01
					Ieoc Exploration BV	0.01
Eni New Energy Pakistan (Private) Ltd	Saddar Town-Karachi	Pakistan	PKR	1,000,000	Eni International BV	99.98	100.00	F.C.
	(Pakistan)				Eni Pakistan Ltd (M)	0.01
					Eni Oil Holdings BV	0.01
Oleodotto del Reno SA	Coira	Switzerland	CHF	1,550,000	Syndial SpA	100.00		Eq.
	(Switzerland)
Syndial International BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Windirect BV	Amsterdam	Netherlands	EUR	10,000	Eni International BV	90.00	90.00	F.C.
	(Netherlands)				Third parties	10.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Eni Interim Consolidated Report		131
Annex to financial statements	Joint arrangements and associates

Joint arrangements and associates

Exploration & Production

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Mozambique Rovuma Venture SpA (†)	San Donato Milanese	Mozambique	EUR	20,000,000	Eni SpA	35.71	35.71	J.O.
	(MI)				Third parties	64.29

Outside Italy

Agiba Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Production BV	50.00		Co.
	(Egypt)				Third parties	50.00
Angola LNG Ltd	Hamilton	Angola	USD	10,082,000,000	Eni Angola Prod.BV	13.60		Eq.
	(Bermuda)				Third parties	86.40
Ashrafi Island Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
	(Egypt)				Third parties	75.00
Barentsmorneftegaz Sàrl (†)	Luxembourg	Russia	USD	20,000	Eni Energy Russia BV	33.33		Eq.
	(Luxembourg)				Third parties	66.67
Cabo Delgado Gas Development	Maputo	Mozambique	MZN	2,500,000	Eni Mozambique LNG	50.00		Co.
Limitada (†)	(Mozambique)				H. BV
					Third parties	50.00
Cardón IV SA (†)	Caracas	Venezuela	VES	172.10	Eni Venezuela BV	50.00		Eq.
	(Venezuela)				Third parties	50.00
Compañia Agua Plana SA	Caracas	Venezuela	VES	0.001	Eni Venezuela BV	26.00		Co.
	(Venezuela)				Third parties	74.00
Coral FLNG SA	Maputo	Mozambique	MZN	100,000,000	Eni Mozambique LNG	25.00		Eq.
	(Mozambique)				H. BV
					Third parties	75.00
Coral South FLNG DMCC	Dubai	United Arab	AED	500,000	Eni Mozambique LNG	25.00		Eq.
	(United Arab Emirates)	Emirates			H. BV
					Third parties	75.00
East Delta Gas Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	37.50		Co.
(in liquidation)	(Egypt)				Third parties	62.50
East Kanayis Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Production BV	50.00		Co.
	(Egypt)				Third parties	50.00
East Obaiyed Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc SpA	50.00		Co.
	(Egypt)				Third parties	50.00
El Temsah Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
	(Egypt)				Third parties	75.00
El-Fayrouz Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Exploration BV	50.00		Co.
(in liquidation)	(Egypt)				Third parties	50.00
Fedynskmorneftegaz Sàrl (†)	Luxembourg	Russia	USD	20,000	Eni Energy Russia BV	33.33		Eq.
	(Luxembourg)				Third parties	66.67
Isatay Operating Co Llp (†)	Astana	Kazakhstan	KZT	400,000	Eni Isatay	50.00		Co.
	(Kazakhstan)				Third parties	50.00
Karachaganak Petroleum Operating	Amsterdam	Kazakhstan	EUR	20,000	Agip Karachaganak BV	29.25		Co.
BV	(Netherlands)				Third parties	70.75

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.

132	Eni Interim Consolidated Report
	Joint arrangements and associates	Annex to financial statements

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Karachaganak Project Development	Reading, Berkshire	United Kingdom	GBP	100		Agip Karachaganak BV	38.00		Eq.
Ltd (KPD)	(United Kingdom)					Third parties	62.00
Khaleej Petroleum Co Wll	Safat	Kuwait	KWD	250,000		Eni Middle E. Ltd	49.00		Eq.
	(Kuwait)					Third parties	51.00
Liberty National Development Co Llc	Wilmington	USA	USD	0	(a)	Eni Oil & Gas Inc	32.50		Eq.
	(USA)					Third parties	67.50
Mediterranean Gas Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	25.00		Co.
	(Egypt)					Third parties	75.00
Meleiha Petroleum Co (†)	Cairo	Egypt	EGP	20,000		Ieoc Production BV	50.00		Co.
	(Egypt)					Third parties	50.00
Mellitah Oil & Gas BV (†)	Amsterdam	Libya	EUR	20,000		Eni North Africa BV	50.00		Co.
	(Netherlands)					Third parties	50.00
Nile Delta Oil Co Nidoco	Cairo	Egypt	EGP	20,000		Ieoc Production BV	37.50		Co.
	(Egypt)					Third parties	62.50
Norpipe Terminal Holdco Ltd	London	Norway	GBP	55.69		Eni SpA	14.20		Eq.
	(United Kingdom)					Third parties	85.80
North Bardawil Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Exploration BV	30.00		Co.
	(Egypt)					Third parties	70.00
North El Burg Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc SpA	25.00		Co.
	(Egypt)					Third parties	75.00
Petrobel Belayim Petroleum Co (†)	Cairo	Egypt	EGP	20,000		Ieoc Production BV	50.00		Co.
	(Egypt)					Third parties	50.00
PetroBicentenario SA (†)	Caracas	Venezuela	VES	3,790		Eni Lasmo Plc	40.00		Eq.
	(Venezuela)					Third parties	60.00
PetroJunín SA (†)	Caracas	Venezuela	VES	24,021		Eni Lasmo Plc	40.00		Eq.
	(Venezuela)					Third parties	60.00
PetroSucre SA	Caracas	Venezuela	VES	2,203		Eni Venezuela BV	26.00		Eq.
	(Venezuela)					Third parties	74.00
Pharaonic Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	25.00		Co.
	(Egypt)					Third parties	75.00
Point Resources FPSO AS	Sandnes	Norway	NOK	150,100,000		PR FPSO Holding	100.00
	(Norway)
Point Resources FPSO Holding AS	Sandnes	Norway	NOK	60,000		Vår Energi AS	100.00
	(Norway)
Port Said Petroleum Co (†)	Cairo	Egypt	EGP	20,000		Ieoc Production BV	50.00		Co.
	(Egypt)					Third parties	50.00
PR Jotun DA	Sandnes	Norway	NOK	0	(a)	PR FPSO	95.00
	(Norway)					PR FPSO Holding	5.00
Raml Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	22.50		Co.
	(Egypt)					Third parties	77.50
Ras Qattara Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	37.50		Co.
	(Egypt)					Third parties	62.50
Rovuma Basin LNG Land Limitada(†)	Maputo	Mozambique	MZN	140,000		Mozambique Rovuma	33.33		Co.
	(Mozambique)					Venture
						Third parties	66.67
Shorouk Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	25.00		Co.
	(Egypt)					Third parties	75.00
Société Centrale Electrique du Congo	Pointe-Noire	Republic of the	XAF	44,732,000,000		Eni Congo SA	20.00		Eq.
SA	(Republic of the Congo)	Congo				Third parties	80.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.
(a)	Shares without nominal value.

Eni Interim Consolidated Report		133
Annex to financial statements	Joint arrangements and associates

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Société Italo Tunisienne	Tunisi	Tunisia	TND	5,000,000	Eni Tunisia BV	50.00		Eq.
d'Exploitation Pétrolière SA (†)	(Tunisia)				Third parties	50.00
Sodeps - Société de Developpement	Tunisi	Tunisia	TND	100,000	Eni Tunisia BV	50.00		Co.
et d'Exploitation du Permis du Sud	(Tunisia)				Third parties	50.00
SA (†)
Tapco Petrol Boru Hatti Sanayi ve	Istanbul	Turkey	TRY	9,850,000	Eni International BV	50.00		Co.
Ticaret AS (†)	(Turkey)				Third parties	50.00
(in liquidation)
Tecninco Engineering Contractors	Aksai	Kazakhstan	KZT	29,478,455	EniProgetti SpA	49.00		Eq.
Llp (†)	(Kazakhstan)				Third parties	51.00
Thekah Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Exploration BV	25.00		Co.
(in liquidation)	(Egypt)				Third parties	75.00
United Gas Derivatives Co	Cairo	Egypt	USD	153,000,000	Eni International BV	33.33		Eq.
	(Egypt)				Third parties	66.67
Vår Energi AS (†)	Forus	Norway	NOK	399,425,000	Eni International BV	69.60		Eq.
	(Norway)				Third parties	30.40
VIC CBM Ltd (†)	London	Indonesia	USD	1,315,912	Eni Lasmo Plc	50.00		Eq.
	(United Kingdom)				Third parties	50.00
Virginia Indonesia Co CBM Ltd (†)	London	Indonesia	USD	631,640	Eni Lasmo Plc	50.00		Eq.
	(United Kingdom)				Third parties	50.00
West ASHRAFI Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Exploration BV	50.00		Co.
(in liquidation)	(Egypt)				Third parties	50.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.

134	Eni Interim Consolidated Report
	Joint arrangements and associates	Annex to financial statements

Gas & Power

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Mariconsult SpA (†)	Milan	Italy	EUR	120,000	Eni SpA	50.00		Eq.
					Third parties	50.00
Società EniPower Ferrara Srl (†)	San Donato Milanese	Italy	EUR	140,000,000	EniPower SpA	51.00	51.00	J.O.
	(MI)				Third parties	49.00
Transmed SpA (†)	Milan	Italy	EUR	240,000	Eni SpA	50.00		Eq.
					Third parties	50.00

Outside Italy

Angola LNG Supply Services Llc	Wilmington	USA	USD	19,278,782	Eni USA Gas M. Llc	13.60		Eq.
	(USA)				Third parties	86.40
Blue Stream Pipeline Co BV (†)	Amsterdam	Russia	USD	22,000	Eni International BV	50.00	50.00	J.O.
	(Netherlands)				Third parties	50.00
Gas Distribution Company of	Ampelokipi-Menemeni	Greece	EUR	247,127,605	Eni gas e luce SpA	49.00		Eq.
Thessaloniki - Thessaly SA (†)	(Greece)				Third parties	51.00

GreenStream BV (†)	Amsterdam	Libya	EUR	200,000,000	Eni North Africa BV	50.00	50.00	J.O.
	(Netherlands)				Third parties	50.00
Premium Multiservices SA	Tunisi	Tunisia	TND	200,000	Sergaz SA	49.99		Eq.
	(Tunisia)				Third parties	50.01
SAMCO Sagl	Lugano	Switzerland	CHF	20,000	Transmed.Pip.Co Ltd	90.00		Eq.
	(Switzerland)				Eni International BV	5.00
					Third parties	5.00
Transmediterranean Pipeline Co	St. Helier	Jersey	USD	10,310,000	Eni SpA	50.00	50.00	J.O.
Ltd (†) (9)	(Jersey)				Third parties	50.00
Unión Fenosa Gas SA (†)	Madrid	Spain	EUR	32,772,000	Eni SpA	50.00		Eq.
	(Spain)				Third parties	50.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.
(9)	Company that benefits from a privileged tax regime pursuant to article 167, paragraph 4; the profit pertaining to the Group is subject to separate taxation in Italy.

Eni Interim Consolidated Report		135
Annex to financial statements	Joint arrangements and associates

Refining & Marketing and Chemical

Refining & Marketing

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Arezzo Gas SpA (†)	Arezzo	Italy	EUR	394,000	Eni Fuel SpA	50.00		Eq.
					Third parties	50.00
CePIM Centro Padano Interscambio	Fontevivo (PR)	Italy	EUR	6,642,928.32	Ecofuel SpA	44.78		Eq.
Merci SpA					Third parties	55.22
Consorzio Operatori GPL di Napoli	Napoli	Italy	EUR	102,000	Eni Fuel SpA	25.00		Co.
					Third parties	75.00
Costiero Gas Livorno SpA (†)	Livorno	Italy	EUR	26,000,000	Eni Fuel SpA	65.00	65.00	J.O.
					Third parties	35.00
Disma SpA	Segrate (MI)	Italy	EUR	2,600,000	Eni Fuel SpA	25.00		Eq.
					Third parties	75.00
Livorno LNG Terminal SpA	Livorno	Italy	EUR	200,000	Costiero Gas L.SpA	50.00		Eq.
					Third parties	50.00
Petroven Srl (†)	Genova	Italy	EUR	156,000	Ecofuel SpA	68.00	68.00	J.O.
					Third parties	32.00
Porto Petroli di Genova SpA	Genova	Italy	EUR	2,068,000	Ecofuel SpA	40.50		Eq.
					Third parties	59.50
Raffineria di Milazzo ScpA (†)	Milazzo (ME)	Italy	EUR	171,143,000	Eni SpA	50.00	50.00	J.O.
					Third parties	50.00
Seram SpA	Fiumicino (RM)	Italy	EUR	852,000	Eni SpA	25.00		Co.
					Third parties	75.00
Sigea Sistema Integrato Genova	Genova	Italy	EUR	3,326,900	Ecofuel SpA	35.00		Eq.
Arquata SpA					Third parties	65.00
Società Oleodotti Meridionali - SOM	San Donato Milanese	Italy	EUR	3,085,000	Eni SpA	70.00	70.00	J.O.
SpA (†)	(MI)				Third parties	30.00
Termica Milazzo Srl (†)	Milazzo (ME)	Italy	EUR	100,000	Raff. Milazzo ScpA	100.00	50.00	J.O.

Outside Italy

AET -	Schwedt	Germany	EUR	27,000	Eni Deutsch. GmbH	33.33		Eq.
Raffineriebeteiligungsgesellschaft	(Germany)				Third parties	66.67
mbH (†)
Bayernoil Raffineriegesellschaft	Vohburg	Germany	EUR	10,226,000	Eni Deutsch. GmbH	20.00	20.00	J.O.
mbH (†)	(Germany)				Third parties	80.00
City Carburoil SA (†)	Rivera	Switzerland	CHF	6,000,000	Eni Suisse SA	49.91		Eq.
	(Switzerland)				Third parties	50.09
Egyptian International Gas	Cairo	Egypt	EGP	100,000,000	Eni International BV	40.00		Co.
Technology Co	(Egypt)				Third parties	60.00
ENEOS Italsing Pte Ltd	Singapore	Singapore	SGD	12,000,000	Eni International BV	22.50		Eq.
	(Singapore)				Third parties	77.50

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.

136	Eni Interim Consolidated Report
	Joint arrangements and associates	Annex to financial statements

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
Fuelling Aviation Services GIE	Tremblay En France	France	EUR	1	Eni France Sàrl	25.00			Co.
	(France)				Third parties	75.00
Mediterranée Bitumes SA	Tunisi	Tunisia	TND	1,000,000	Eni International BV	34.00			Eq.
	(Tunisia)				Third parties	66.00
Routex BV	Amsterdam	Netherlands	EUR	67,500	Eni International BV	20.00			Eq.
	(Netherlands)				Third parties	80.00
Saraco SA	Meyrin	Switzerland	CHF	420,000	Eni Suisse SA	20.00			Co.
	(Switzerland)				Third parties	80.00
Supermetanol CA (†)	Jose Puerto La Cruz	Venezuela	VES	120.867	Ecofuel SpA	34.51	(b)	50.00	J.O.
	(Venezuela)				Supermetanol CA	30.07
					Third parties	35.42
TBG Tanklager Betriebsgesellschaft	Salzburg	Austria	EUR	43,603.70	Eni Marketing A.GmbH	50.00			Eq.
GmbH (†)	(Austria)				Third parties	50.00
Weat Electronic Datenservice GmbH	Düsseldorf	Germany	EUR	409,034	Eni Deutsch. GmbH	20.00			Eq.
	(Germany)				Third parties	80.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.
(b)	Controlling interest:	Ecofuel SpA	50.00
		Third parties	50.00

Eni Interim Consolidated Report		137
Annex to financial statements	Joint arrangements and associates

Chemical

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Brindisi Servizi Generali Scarl	Brindisi	Italy	EUR	1,549,060	Versalis SpA	49.00		Eq.
					Syndial SpA	20.20
					EniPower SpA	8.90
					Third parties	21.90
IFM Ferrara ScpA	Ferrara	Italy	EUR	5,270,466	Versalis SpA	19.74		Eq.
					Syndial SpA	11.58
					S.E.F. Srl	10.70
					Third parties	57.98
Matrìca SpA (†)	Porto Torres (SS)	Italy	EUR	37,500,000	Versalis SpA	50.00		Eq.
					Third parties	50.00
Novamont SpA	Novara	Italy	EUR	13,333,500	Versalis SpA	25.00		Eq.
					Third parties	75.00
Priolo Servizi ScpA	Melilli (SR)	Italy	EUR	28,100,000	Versalis SpA	33.11		Eq.
					Syndial SpA	4.61
					Third parties	62.28
Ravenna Servizi Industriali ScpA	Ravenna	Italy	EUR	5,597,400	Versalis SpA	42.13		Eq.
					EniPower SpA	30.37
					Ecofuel SpA	1.85
					Third parties	25.65
Servizi Porto Marghera Scarl	Porto Marghera (VE)	Italy	EUR	8,695,718	Versalis SpA	48.44		Eq.
					Syndial SpA	38.39
					Third parties	13.17

Outside Italy

Lotte Versalis Elastomers Co Ltd (†)	Yeosu	South Korea	KRW	301,800,000,000	Versalis SpA	50.00		Eq.
	(South Korea)				Third parties	50.00
Versalis Zeal Ltd (†)	Takoradi	Ghana	GHS	5,650,000	Versalis International SA	80.00		Eq.
	(Ghana)				Third parties	20.00
VPM Oilfield Specialty Chemicals	Abu Dhabi	United Arab	AED	1,000,000	Versalis SpA	49.00		Eq.
Llc (†)	(United Arab Emirates)	Emirates			Third parties	51.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.

138	Eni Interim Consolidated Report
	Joint arrangements and associates	Annex to financial statements

Corporate and other activities

Corporate and financial companies

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Commonwealth Fusion Systems Llc	Wilmington	USA	USD	199,083,573.45	Eni Next Llc	25.12		Eq.
	(USA)				Third parties	74.88

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Eni Interim Consolidated Report		139
Annex to financial statements	Joint arrangements and associates

Other activities

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
Filatura Tessile Nazionale Italiana -	Ferrandina (MT)	Italy	EUR	4,644,000	Syndial SpA	59.56	(b)		Co.
FILTENI SpA					Third parties	40.44
(in liquidation)
Ottana Sviluppo ScpA	Nuoro	Italy	EUR	516,000	Syndial SpA	30.00			Eq.
(in liquidation)					Third parties	70.00
Progetto Nuraghe Scarl	Porto Torres (SS)	Italy	EUR	10,000	Syndial SpA	48.55			Eq.
					Third parties	51.45
Saipem SpA (#) (†)	San Donato Milanese	Italy	EUR	2,191,384,693	Eni SpA	30.54	(c)		Eq.
	(MI)				Saipem SpA	1.46
					Third parties	68.00

Outside Italy

Grid Edge (Private) Ltd (†)	Saddar Town-Karachi	Pakistan	PKR	1,200,000	Eni International BV	40.00			Eq.
	(Pakistan)				Third parties	60.00
Société Energies Renouvelables	Tunisi	Tunisia	TND	1,000,000	Eni International BV	50.00			Eq.
Eni-ETAP SA (†)	(Tunisia)				Third parties	50.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(#)	Company with shares quoted in the regulated market of Italy or of other EU countries.
(†)	Jointly controlled entity.
(b)	Controlling interest:	Syndial SpA	48.00
		Third parties	52.00
(c)	Controlling interest:	Eni SpA	30.99
		Third parties	69.01

140	Eni Interim Consolidated Report
	Other significant investments	Annex to financial statements

Other significant investments

Exploration & Production

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Consorzio Universitario in Ingegneria	Pisa	Italy	EUR	135,000		Eni SpA	20.00		F.V.
per la Qualità e l'Innovazione						Third parties	80.00

Outside Italy

Administradora del Golfo de Paria	Caracas	Venezuela	VES	0.001		Eni Venezuela BV	19.50		F.V.
Este SA	(Venezuela)					Third parties	80.50
Brass LNG Ltd	Lagos	Nigeria	USD	1,000,000		Eni Int. NA NV Sàrl	20.48		F.V.
	(Nigeria)					Third parties	79.52
Darwin LNG Pty Ltd	West Perth	Australia	AUD	456,238,689.67		Eni G&P LNG Aus. BV	10.99		F.V.
	(Australia)					Third parties	89.01
New Liberty Residential Co Llc	West Trenton	USA	USD	0	(a)	Eni Oil & Gas Inc	17.50		F.V.
	(USA)					Third parties	82.50
Nigeria LNG Ltd	Port Harcourt	Nigeria	USD	1,138,207,000		Eni Int. NA NV Sàrl	10.40		F.V.
	(Nigeria)					Third parties	89.60
North Caspian Operating Co NV	Amsterdam	Kazakhstan	EUR	128,520		Agip Caspian Sea BV	16.81		F.V.
	(Netherlands)					Third parties	83.19
OPCO - Sociedade Operacional	Luanda	Angola	AOA	7,400,000		Eni Angola Prod.BV	13.60		F.V.
Angola LNG SA	(Angola)					Third parties	86.40
Petrolera Güiria SA	Caracas	Venezuela	VES	10		Eni Venezuela BV	19.50		F.V.
	(Venezuela)					Third parties	80.50
SOMG - Sociedade de Operações e	Luanda	Angola	AOA	7,400,000		Eni Angola Prod.BV	13.60		F.V.
Manutenção de Gasodutos SA	(Angola)					Third parties	86.40
Torsina Oil Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	12.50		F.V.
	(Egypt)					Third parties	87.50

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(a)	Shares without nominal value.

Eni Interim Consolidated Report		141
Annex to financial statements	Other significant investments

Gas & Power

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method (*)
Norsea Gas GmbH	Emden	Germany	EUR	1,533,875.64	Eni International BV	13.04	F.V.
	(Germany)				Third parties	86.96

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

142	Eni Interim Consolidated Report
	Other significant investments	Annex to financial statements

Refining & Marketing and Chemical

Refining & Marketing

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	Consolidation or valutation method (*)
Società Italiana Oleodotti di Gaeta	Rome	Italy	ITL	360,000,000		Eni SpA	72.48	F.V.
SpA (14)						Third parties	27.52

Outside Italy

BFS Berlin Fuelling Services GbR	Hamburg	Germany	EUR	89,199		Eni Deutsch. GmbH	12.50	F.V.
	(Germany)					Third parties	87.50
Compania de Economia Mixta	Cuenca	Ecuador	USD	3,028,749		Eni Ecuador SA	13.31	F.V.
'Austrogas'	(Ecuador)					Third parties	86.69
Dépot Pétrolier de Fos SA	Fos-Sur-Mer	France	EUR	3,954,196.40		Eni France Sàrl	16.81	F.V.
	(France)					Third parties	83.19
Dépôt Pétrolier de la Côte dAzur SAS	Nanterre	France	EUR	207,500		Eni France Sàrl	18.00	F.V.
	(France)					Third parties	82.00
Joint Inspection Group Ltd	London	United Kingdom	GBP	0	(a)	Eni SpA	12.50	F.V.
	(United Kingdom)					Third parties	87.50
S.I.P.G. Société Immobilier Pétrolier	Tremblay En France	France	EUR	40,000		Eni France Sàrl	12.50	F.V.
de Gestion Snc	(France)					Third parties	87.50
Saudi European Petrochemical Co	Al Jubail	Saudi Arabia	SAR	1,200,000,000		Ecofuel SpA	10.00	F.V.
'IBN ZAHR'	(Saudi Arabia)					Third parties	90.00
Sistema Integrado de Gestion de	Madrid	Spain	EUR	175,713		Eni Iberia SLU	15.44	F.V.
Aceites Usados	(Spain)					Third parties	84.56
Tanklager - Gesellschaft Tegel (TGT)	Hamburg	Germany	EUR	4,953		Eni Deutsch. GmbH	12.50	F.V.
GbR	(Germany)					Third parties	87.50
TAR - Tankanlage Ruemlang AG	Ruemlang	Switzerland	CHF	3,259,500		Eni Suisse SA	16.27	F.V.
	(Switzerland)					Third parties	83.73
Tema Lube Oil Co Ltd	Accra	Ghana	GHS	258,309		Eni International BV	12.00	F.V.
	(Ghana)					Third parties	88.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(14)	Company under extraordinary administration procedure pursuant to Law no. 95 of April 3, 1979. The liquidation was concluded on April 28, 2015. The cancellation has been filed and is pending the authorization by the Ministry of Economic Development.
(a)	Shares without nominal value.

Eni Interim Consolidated Report		143
Annex to financial statements	Changes in the scope of consolidation for the first half 2019

Changes in the scope of consolidation for the first half 2019

Fully consolidated subsidiaries

Companies included (n. 2)

Eni New Energy Pakistan (Private) Ltd	Saddar Town-karachi	Other activities	Constitution
Eni RAK BV	Amsterdam	Exploration & Production	Constitution

Companies excluded (n. 6)

Eni Adfin SpA (in liquidazione)	Rome	Corporate and financial companies	Irrelevancy
Eni Denmark BV	Amsterdam	Exploration & Production	Irrelevancy
Eni India Ltd	London	Exploration & Production	Irrelevancy
Eni Liberia BV	Amsterdam	Exploration & Production	Irrelevancy
Eni Ukraine Llc	Kiev	Exploration & Production	Irrelevancy
Eni USA R&M Co Inc	Wilmington	Refining & Marketing	Irrelevancy

Eni SpA

Headquarters

Piazzale Enrico Mattei, 1 - Rome - Italy

Capital Stock as of December 31, 2018: € 4,005,358,876.00 fully paid

Tax identification number 00484960588

Branches

Via Emilia, 1 - San Donato Milanese (Milan) – Italy

Piazza Ezio Vanoni, 1 - San Donato Milanese (Milan) - Italy

Publications

Relazione Finanziaria Annuale pursuant to rule 154-ter paragraph 1 of Legislative Decree No. 58/1998 (in Italian)

Annual Report

Annual Report on Form 20-F for the Securities and Exchange Commission

Fact Book (in Italian and English)

Interim Consolidated Report as of June 30 pursuant to rule 154-ter paragraph 2 of Legislative Decree No. 58/1998 (in Italian and English)

Corporate Governance Report pursuant to rule 123-bis of Legislative Decree No. 58/1998 (in Italian and English)

Remuneration Report pursuant to rule 123-ter of Legislative Decree No. 58/1998 (in Italian and English)

ENI IN 2018 – Summary Annual Review (in English)

ENI FOR 2018 – Sustainability Report (in Italian and English)

Internet home page

www.eni.com

Rome office telephone

+39-0659821

Toll-free number

800940924

e-mail

segreteriasocietaria.azionisti@eni.com

Investor Relations

Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)

Tel. +39-0252051651 - Fax +39-0252031929

e-mail: investor.relations@eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), 7 August 2019 - During the period from July 29 to August 2, 2019, Eni acquired n. 1,672,405 shares, at a weighted average price per share equal to 14.053542 euro, for a total consideration of 23,503,214.39 euro within the authorization to purchase treasury shares approved at Eni’s Ordinary General Meeting of shareholders on 14 May 2019, previously subject to disclosure pursuant to art. 144-bis of Consob Regulation 11971/1999.

On the basis of the information provided by the intermediary appointed to make the purchases, the following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Trade date (dd/mm/yy)	Transaction quantity	Transaction weighted average price (euro)	Transaction amount (euro)
29/07/2019	250,319.00	14.294491	3,578,182.69
30/07/2019	361,517.00	14.129177	5,107,937.68
31/07/2019	256,359.00	14.194996	3,639,014.98
01/08/2019	293,477.00	14.129466	4,146,673.29
02/08/2019	510,733.00	13.767283	7,031,405.75
Total	1,672,405	14.053542	23,503,214.39

Since the start of the programme, Eni purchased n. 10,155,662 treasury shares (equal to 0.28% of the share capital) for an aggregate amount of 145,575,892.64 euro. Following the purchases made until 2 August 2019, considering the treasury shares already held, Eni holds n. 43,200,859 shares equal to 1.19% of the share capital.

Details of the daily transactions are reported below.

Transaction details
Trade date (dd/mm/yy)	Execution time	Transaction quantity	Transaction price
29/07/2019	08:00:22	140	14.228
29/07/2019	08:01:00	564	14.226
29/07/2019	08:01:01	310	14.226
29/07/2019	08:01:12	254	14.212
29/07/2019	08:02:02	619	14.22
29/07/2019	08:02:02	765	14.22
29/07/2019	08:03:24	605	14.242
29/07/2019	08:03:24	760	14.242
29/07/2019	08:03:40	930	14.242

29/07/2019	08:03:41	500	14.242
29/07/2019	08:04:33	603	14.242
29/07/2019	08:04:42	618	14.24
29/07/2019	08:04:42	529	14.24
29/07/2019	08:05:00	272	14.238
29/07/2019	08:05:00	147	14.238
29/07/2019	08:05:00	22	14.238
29/07/2019	08:05:30	280	14.23
29/07/2019	08:05:48	372	14.238
29/07/2019	08:06:35	730	14.248
29/07/2019	08:06:57	279	14.242
29/07/2019	08:06:57	155	14.238
29/07/2019	08:07:36	509	14.23
29/07/2019	08:08:05	455	14.224
29/07/2019	08:08:40	368	14.234
29/07/2019	08:08:40	37	14.234
29/07/2019	08:08:51	9	14.234
29/07/2019	08:08:53	291	14.234
29/07/2019	08:09:03	150	14.23
29/07/2019	08:09:06	152	14.228
29/07/2019	08:09:45	587	14.224
29/07/2019	08:10:50	702	14.23
29/07/2019	08:10:50	156	14.23
29/07/2019	08:11:39	600	14.234
29/07/2019	08:11:54	144	14.23
29/07/2019	08:12:49	300	14.232
29/07/2019	08:12:52	240	14.232
29/07/2019	08:13:01	180	14.232
29/07/2019	08:13:40	480	14.238
29/07/2019	08:14:06	276	14.232
29/07/2019	08:14:06	156	14.232
29/07/2019	08:15:05	432	14.24
29/07/2019	08:15:06	168	14.24
29/07/2019	08:15:07	146	14.238
29/07/2019	08:15:34	279	14.236
29/07/2019	08:15:59	252	14.236
29/07/2019	08:16:24	447	14.242
29/07/2019	08:17:52	750	14.262
29/07/2019	08:17:54	508	14.26
29/07/2019	08:18:08	252	14.262
29/07/2019	08:18:24	252	14.262
29/07/2019	08:18:46	204	14.252
29/07/2019	08:19:23	297	14.246
29/07/2019	08:19:48	504	14.246
29/07/2019	08:19:48	155	14.246
29/07/2019	08:20:02	216	14.25
29/07/2019	08:21:48	933	14.258
29/07/2019	08:22:02	275	14.264
29/07/2019	08:22:35	266	14.258
29/07/2019	08:22:46	144	14.254
29/07/2019	08:23:14	286	14.252
29/07/2019	08:23:25	143	14.246
29/07/2019	08:23:46	144	14.238
29/07/2019	08:24:35	501	14.244

29/07/2019	08:25:15	287	14.244
29/07/2019	08:25:15	212	14.244
29/07/2019	08:25:25	140	14.24
29/07/2019	08:25:48	268	14.252
29/07/2019	08:26:07	140	14.248
29/07/2019	08:26:24	257	14.25
29/07/2019	08:26:54	268	14.246
29/07/2019	08:26:56	135	14.246
29/07/2019	08:26:56	5	14.246
29/07/2019	08:27:18	257	14.244
29/07/2019	08:27:31	103	14.24
29/07/2019	08:27:41	142	14.238
29/07/2019	08:28:24	200	14.238
29/07/2019	08:28:41	302	14.238
29/07/2019	08:28:43	210	14.236
29/07/2019	08:29:47	781	14.248
29/07/2019	08:30:32	505	14.242
29/07/2019	08:31:01	342	14.246
29/07/2019	08:32:09	546	14.25
29/07/2019	08:32:09	219	14.25
29/07/2019	08:32:21	142	14.248
29/07/2019	08:32:37	141	14.246
29/07/2019	08:33:29	530	14.248
29/07/2019	08:33:29	189	14.248
29/07/2019	08:34:14	329	14.252
29/07/2019	08:34:15	177	14.252
29/07/2019	08:35:02	528	14.248
29/07/2019	08:35:44	323	14.246
29/07/2019	08:35:44	179	14.246
29/07/2019	08:37:23	1015	14.244
29/07/2019	08:37:40	148	14.238
29/07/2019	08:38:10	274	14.234
29/07/2019	08:38:39	381	14.242
29/07/2019	08:39:51	782	14.246
29/07/2019	08:41:10	541	14.248
29/07/2019	08:41:10	199	14.248
29/07/2019	08:41:24	142	14.246
29/07/2019	08:41:57	265	14.248
29/07/2019	08:43:19	681	14.262
29/07/2019	08:43:22	161	14.268
29/07/2019	08:43:37	142	14.26
29/07/2019	08:43:53	142	14.256
29/07/2019	08:45:03	483	14.254
29/07/2019	08:45:03	180	14.254
29/07/2019	08:45:35	320	14.26
29/07/2019	08:46:08	269	14.26
29/07/2019	08:46:53	372	14.264
29/07/2019	08:46:53	197	14.264
29/07/2019	08:47:17	269	14.262
29/07/2019	08:47:41	145	14.26
29/07/2019	08:48:36	517	14.256
29/07/2019	08:48:41	155	14.256
29/07/2019	08:51:14	960	14.26
29/07/2019	08:52:12	86	14.262

29/07/2019	08:52:12	567	14.262
29/07/2019	08:52:32	553	14.262
29/07/2019	08:54:26	1066	14.262
29/07/2019	08:54:26	220	14.262
29/07/2019	08:54:30	141	14.26
29/07/2019	08:55:01	264	14.262
29/07/2019	08:55:32	282	14.264
29/07/2019	08:55:54	198	14.276
29/07/2019	08:56:25	247	14.28
29/07/2019	08:57:35	520	14.274
29/07/2019	08:58:16	273	14.274
29/07/2019	08:58:16	148	14.276
29/07/2019	08:58:51	150	14.274
29/07/2019	08:59:55	437	14.28
29/07/2019	09:02:18	1179	14.29
29/07/2019	09:02:18	254	14.29
29/07/2019	09:03:09	280	14.286
29/07/2019	09:03:42	297	14.286
29/07/2019	09:03:42	144	14.286
29/07/2019	09:04:11	144	14.282
29/07/2019	09:04:25	144	14.282
29/07/2019	09:04:43	144	14.282
29/07/2019	09:05:08	286	14.282
29/07/2019	09:06:51	824	14.282
29/07/2019	09:07:08	182	14.282
29/07/2019	09:07:12	162	14.282
29/07/2019	09:07:30	144	14.278
29/07/2019	09:07:56	287	14.274
29/07/2019	09:08:08	144	14.266
29/07/2019	09:09:12	540	14.27
29/07/2019	09:09:22	140	14.268
29/07/2019	09:11:05	537	14.274
29/07/2019	09:13:55	972	14.28
29/07/2019	09:13:55	623	14.28
29/07/2019	09:14:35	220	14.284
29/07/2019	09:15:17	429	14.296
29/07/2019	09:16:02	393	14.302
29/07/2019	09:16:24	255	14.316
29/07/2019	09:16:51	147	14.302
29/07/2019	09:17:06	146	14.3
29/07/2019	09:17:43	283	14.3
29/07/2019	09:17:43	155	14.3
29/07/2019	09:18:56	622	14.302
29/07/2019	09:19:55	539	14.3
29/07/2019	09:20:17	146	14.298
29/07/2019	09:21:01	278	14.296
29/07/2019	09:21:01	142	14.296
29/07/2019	09:22:05	278	14.294
29/07/2019	09:22:05	198	14.292
29/07/2019	09:23:19	515	14.292
29/07/2019	09:24:22	587	14.296
29/07/2019	09:26:02	519	14.292
29/07/2019	09:26:02	188	14.292
29/07/2019	09:26:43	201	14.29

29/07/2019	09:27:16	100	14.288
29/07/2019	09:27:24	170	14.288
29/07/2019	09:27:48	144	14.284
29/07/2019	09:29:24	477	14.284
29/07/2019	09:29:24	169	14.28
29/07/2019	09:31:12	105	14.278
29/07/2019	09:31:43	604	14.278
29/07/2019	09:31:43	221	14.278
29/07/2019	09:32:08	141	14.28
29/07/2019	09:32:52	255	14.28
29/07/2019	09:34:59	366	14.29
29/07/2019	09:34:59	346	14.29
29/07/2019	09:34:59	155	14.29
29/07/2019	09:35:16	143	14.284
29/07/2019	09:36:23	280	14.29
29/07/2019	09:38:02	463	14.292
29/07/2019	09:38:02	226	14.292
29/07/2019	09:38:32	161	14.292
29/07/2019	09:39:50	463	14.302
29/07/2019	09:40:09	1	14.302
29/07/2019	09:40:59	280	14.302
29/07/2019	09:43:24	803	14.302
29/07/2019	09:43:24	396	14.302
29/07/2019	09:44:08	230	14.296
29/07/2019	09:44:08	41	14.296
29/07/2019	09:48:27	1065	14.302
29/07/2019	09:48:27	506	14.302
29/07/2019	09:49:23	225	14.3
29/07/2019	09:50:06	269	14.3
29/07/2019	09:50:46	225	14.298
29/07/2019	09:52:18	562	14.312
29/07/2019	09:53:44	505	14.308
29/07/2019	09:54:47	274	14.308
29/07/2019	09:56:10	583	14.322
29/07/2019	09:56:32	140	14.322
29/07/2019	09:56:55	140	14.32
29/07/2019	09:58:46	376	14.318
29/07/2019	09:58:46	21	14.32
29/07/2019	09:58:46	151	14.32
29/07/2019	09:59:26	140	14.312
29/07/2019	10:00:43	76	14.31
29/07/2019	10:00:43	418	14.31
29/07/2019	10:02:15	300	14.312
29/07/2019	10:02:48	498	14.312
29/07/2019	10:02:48	258	14.312
29/07/2019	10:03:44	273	14.312
29/07/2019	10:03:45	152	14.312
29/07/2019	10:04:52	281	14.31
29/07/2019	10:06:01	635	14.308
29/07/2019	10:06:34	274	14.306
29/07/2019	10:06:34	201	14.306
29/07/2019	10:07:08	283	14.302
29/07/2019	10:11:32	650	14.308
29/07/2019	10:11:32	1000	14.308

29/07/2019	10:13:34	645	14.312
29/07/2019	10:14:50	949	14.31
29/07/2019	10:16:06	378	14.308
29/07/2019	10:16:06	249	14.308
29/07/2019	10:16:59	271	14.304
29/07/2019	10:17:09	145	14.296
29/07/2019	10:17:24	131	14.296
29/07/2019	10:17:46	140	14.292
29/07/2019	10:18:15	139	14.286
29/07/2019	10:19:03	263	14.286
29/07/2019	10:19:31	270	14.286
29/07/2019	10:19:46	146	14.282
29/07/2019	10:21:20	504	14.278
29/07/2019	10:21:52	269	14.278
29/07/2019	10:22:36	143	14.278
29/07/2019	10:23:01	143	14.276
29/07/2019	10:25:12	504	14.278
29/07/2019	10:25:12	321	14.276
29/07/2019	10:25:45	229	14.276
29/07/2019	10:27:42	492	14.276
29/07/2019	10:28:07	319	14.276
29/07/2019	10:28:15	180	14.276
29/07/2019	10:29:17	284	14.274
29/07/2019	10:29:22	202	14.274
29/07/2019	10:29:51	263	14.274
29/07/2019	10:30:35	274	14.284
29/07/2019	10:31:03	141	14.284
29/07/2019	10:32:11	204	14.28
29/07/2019	10:32:11	70	14.28
29/07/2019	10:32:40	224	14.28
29/07/2019	10:33:00	281	14.28
29/07/2019	10:34:01	274	14.274
29/07/2019	10:34:11	141	14.274
29/07/2019	10:34:36	140	14.272
29/07/2019	10:34:50	140	14.268
29/07/2019	10:35:07	145	14.27
29/07/2019	10:35:33	145	14.274
29/07/2019	10:36:24	267	14.272
29/07/2019	10:37:05	284	14.27
29/07/2019	10:37:35	146	14.27
29/07/2019	10:37:50	145	14.27
29/07/2019	10:38:41	248	14.272
29/07/2019	10:40:02	527	14.274
29/07/2019	10:42:41	570	14.274
29/07/2019	10:42:41	288	14.274
29/07/2019	10:42:41	167	14.274
29/07/2019	10:43:17	143	14.27
29/07/2019	10:43:25	143	14.268
29/07/2019	10:44:05	162	14.272
29/07/2019	10:44:36	200	14.272
29/07/2019	10:46:21	523	14.272
29/07/2019	10:46:48	644	14.272
29/07/2019	10:47:09	146	14.264
29/07/2019	10:48:12	530	14.268

29/07/2019	10:49:00	293	14.264
29/07/2019	10:50:51	254	14.27
29/07/2019	10:51:45	942	14.272
29/07/2019	10:53:19	509	14.276
29/07/2019	10:55:00	504	14.274
29/07/2019	10:55:38	281	14.27
29/07/2019	10:56:48	115	14.268
29/07/2019	10:56:48	307	14.268
29/07/2019	10:59:32	226	14.274
29/07/2019	11:01:01	450	14.282
29/07/2019	11:01:01	722	14.282
29/07/2019	11:02:00	274	14.28
29/07/2019	11:03:50	486	14.28
29/07/2019	11:05:00	266	14.284
29/07/2019	11:06:49	320	14.284
29/07/2019	11:06:49	147	14.284
29/07/2019	11:07:28	140	14.28
29/07/2019	11:11:38	200	14.292
29/07/2019	11:11:38	563	14.292
29/07/2019	11:12:00	607	14.298
29/07/2019	11:12:29	142	14.296
29/07/2019	11:19:08	2168	14.302
29/07/2019	11:19:36	280	14.3
29/07/2019	11:20:00	140	14.3
29/07/2019	11:20:37	140	14.294
29/07/2019	11:21:03	143	14.296
29/07/2019	11:24:07	893	14.296
29/07/2019	11:24:17	158	14.294
29/07/2019	11:25:33	402	14.298
29/07/2019	11:31:09	842	14.298
29/07/2019	11:31:09	52	14.298
29/07/2019	11:31:09	703	14.298
29/07/2019	11:31:34	84	14.294
29/07/2019	11:32:24	270	14.292
29/07/2019	11:33:53	561	14.294
29/07/2019	11:37:26	820	14.29
29/07/2019	11:37:26	278	14.29
29/07/2019	11:39:38	505	14.288
29/07/2019	11:40:15	150	14.288
29/07/2019	11:40:16	215	14.288
29/07/2019	11:40:55	139	14.286
29/07/2019	11:41:17	140	14.286
29/07/2019	11:44:18	7	14.284
29/07/2019	11:44:18	485	14.284
29/07/2019	11:44:32	422	14.284
29/07/2019	11:46:23	497	14.286
29/07/2019	11:47:34	282	14.286
29/07/2019	11:47:41	10	14.284
29/07/2019	11:47:41	131	14.284
29/07/2019	11:48:43	273	14.286
29/07/2019	11:50:27	197	14.286
29/07/2019	11:50:43	337	14.284
29/07/2019	11:52:34	208	14.284
29/07/2019	11:54:52	592	14.284

29/07/2019	11:54:52	374	14.284
29/07/2019	11:55:14	144	14.282
29/07/2019	11:56:53	496	14.278
29/07/2019	11:58:38	496	14.286
29/07/2019	11:59:20	268	14.286
29/07/2019	12:01:23	495	14.284
29/07/2019	12:03:19	607	14.284
29/07/2019	12:03:23	206	14.284
29/07/2019	12:04:19	274	14.282
29/07/2019	12:06:19	641	14.292
29/07/2019	12:06:19	139	14.292
29/07/2019	12:10:10	596	14.294
29/07/2019	12:10:49	491	14.292
29/07/2019	12:11:47	236	14.292
29/07/2019	12:11:47	289	14.292
29/07/2019	12:12:27	310	14.296
29/07/2019	12:12:27	155	14.296
29/07/2019	12:13:24	276	14.292
29/07/2019	12:15:40	593	14.304
29/07/2019	12:16:07	141	14.298
29/07/2019	12:17:49	480	14.3
29/07/2019	12:22:46	400	14.3
29/07/2019	12:22:46	497	14.3
29/07/2019	12:22:46	424	14.3
29/07/2019	12:28:35	891	14.298
29/07/2019	12:28:35	420	14.298
29/07/2019	12:29:22	142	14.3
29/07/2019	12:30:35	307	14.308
29/07/2019	12:37:50	201	14.32
29/07/2019	12:38:17	1741	14.32
29/07/2019	12:38:17	176	14.32
29/07/2019	12:41:13	726	14.34
29/07/2019	12:43:31	486	14.34
29/07/2019	12:43:31	166	14.338
29/07/2019	12:46:03	888	14.346
29/07/2019	12:47:20	377	14.344
29/07/2019	12:47:40	349	14.342
29/07/2019	12:47:40	4	14.342
29/07/2019	12:47:40	206	14.342
29/07/2019	12:50:34	1211	14.34
29/07/2019	12:53:11	685	14.342
29/07/2019	12:53:11	238	14.342
29/07/2019	12:53:36	140	14.334
29/07/2019	12:54:13	141	14.332
29/07/2019	12:56:15	483	14.33
29/07/2019	12:56:53	326	14.328
29/07/2019	13:00:46	802	14.338
29/07/2019	13:00:46	389	14.338
29/07/2019	13:02:57	398	14.342
29/07/2019	13:02:57	367	14.342
29/07/2019	13:03:26	143	14.336
29/07/2019	13:04:34	275	14.334
29/07/2019	13:04:50	143	14.33
29/07/2019	13:05:16	143	14.328

29/07/2019	13:07:56	603	14.332
29/07/2019	13:07:56	16	14.332
29/07/2019	13:08:39	456	14.332
29/07/2019	13:17:18	1290	14.336
29/07/2019	13:17:18	750	14.336
29/07/2019	13:17:18	242	14.336
29/07/2019	13:17:25	143	14.336
29/07/2019	13:18:17	276	14.334
29/07/2019	13:22:11	929	14.332
29/07/2019	13:22:11	109	14.332
29/07/2019	13:24:23	959	14.332
29/07/2019	13:24:54	140	14.328
29/07/2019	13:26:23	488	14.326
29/07/2019	13:28:42	507	14.326
29/07/2019	13:29:23	460	14.324
29/07/2019	13:32:54	762	14.326
29/07/2019	13:32:54	37	14.326
29/07/2019	13:37:03	391	14.328
29/07/2019	13:41:19	296	14.332
29/07/2019	13:42:21	253	14.328
29/07/2019	13:43:37	2606	14.328
29/07/2019	13:44:09	500	14.328
29/07/2019	13:44:09	378	14.328
29/07/2019	13:44:31	143	14.326
29/07/2019	13:45:03	143	14.32
29/07/2019	13:49:27	1557	14.334
29/07/2019	13:51:40	1019	14.334
29/07/2019	13:51:41	225	14.334
29/07/2019	13:52:17	277	14.33
29/07/2019	13:52:49	142	14.338
29/07/2019	13:53:12	277	14.338
29/07/2019	13:53:53	277	14.336
29/07/2019	13:54:50	277	14.33
29/07/2019	13:55:03	194	14.332
29/07/2019	13:55:38	266	14.33
29/07/2019	13:56:04	140	14.326
29/07/2019	13:57:11	270	14.324
29/07/2019	13:57:51	270	14.322
29/07/2019	13:58:52	356	14.33
29/07/2019	13:59:54	264	14.328
29/07/2019	14:00:42	463	14.338
29/07/2019	14:02:00	508	14.338
29/07/2019	14:02:53	508	14.336
29/07/2019	14:03:36	273	14.332
29/07/2019	14:04:01	141	14.326
29/07/2019	14:04:04	141	14.324
29/07/2019	14:04:35	140	14.324
29/07/2019	14:05:39	127	14.322
29/07/2019	14:06:44	803	14.328
29/07/2019	14:07:44	338	14.334
29/07/2019	14:07:44	247	14.334
29/07/2019	14:08:47	383	14.338
29/07/2019	14:09:23	273	14.336
29/07/2019	14:09:47	140	14.33

29/07/2019	14:10:42	275	14.328
29/07/2019	14:11:00	172	14.328
29/07/2019	14:11:32	269	14.326
29/07/2019	14:13:36	504	14.322
29/07/2019	14:13:36	171	14.322
29/07/2019	14:15:01	504	14.326
29/07/2019	14:19:24	986	14.342
29/07/2019	14:19:24	336	14.342
29/07/2019	14:19:52	140	14.342
29/07/2019	14:20:05	142	14.356
29/07/2019	14:20:33	160	14.362
29/07/2019	14:21:22	269	14.36
29/07/2019	14:22:08	217	14.356
29/07/2019	14:26:00	1109	14.362
29/07/2019	14:26:08	379	14.364
29/07/2019	14:26:20	145	14.364
29/07/2019	14:27:02	260	14.366
29/07/2019	14:27:27	271	14.366
29/07/2019	14:29:47	411	14.37
29/07/2019	14:29:48	562	14.37
29/07/2019	14:30:06	260	14.362
29/07/2019	14:30:16	142	14.358
29/07/2019	14:30:41	129	14.356
29/07/2019	14:30:42	141	14.356
29/07/2019	14:30:52	256	14.358
29/07/2019	14:32:16	1158	14.36
29/07/2019	14:32:32	148	14.358
29/07/2019	14:32:34	142	14.354
29/07/2019	14:32:53	256	14.354
29/07/2019	14:33:06	142	14.35
29/07/2019	14:33:13	142	14.352
29/07/2019	14:33:38	284	14.35
29/07/2019	14:33:46	142	14.35
29/07/2019	14:34:03	284	14.352
29/07/2019	14:34:17	57	14.356
29/07/2019	14:34:42	326	14.356
29/07/2019	14:34:46	185	14.356
29/07/2019	14:34:55	142	14.352
29/07/2019	14:35:03	145	14.354
29/07/2019	14:35:46	266	14.348
29/07/2019	14:35:47	195	14.348
29/07/2019	14:36:10	274	14.348
29/07/2019	14:36:20	61	14.344
29/07/2019	14:36:35	145	14.342
29/07/2019	14:36:48	140	14.338
29/07/2019	14:36:48	9	14.338
29/07/2019	14:37:29	481	14.346
29/07/2019	14:37:42	149	14.344
29/07/2019	14:37:50	149	14.34
29/07/2019	14:38:07	148	14.34
29/07/2019	14:39:12	424	14.348
29/07/2019	14:39:12	309	14.348
29/07/2019	14:39:49	95	14.348
29/07/2019	14:39:49	205	14.348

29/07/2019	14:40:01	227	14.346
29/07/2019	14:40:14	142	14.344
29/07/2019	14:40:22	140	14.338
29/07/2019	14:41:03	273	14.334
29/07/2019	14:41:11	140	14.33
29/07/2019	14:41:35	141	14.324
29/07/2019	14:41:45	140	14.324
29/07/2019	14:42:21	208	14.322
29/07/2019	14:42:21	73	14.322
29/07/2019	14:42:36	140	14.32
29/07/2019	14:42:57	140	14.318
29/07/2019	14:43:41	273	14.318
29/07/2019	14:43:52	140	14.316
29/07/2019	14:44:01	140	14.314
29/07/2019	14:44:18	141	14.318
29/07/2019	14:45:08	338	14.32
29/07/2019	14:45:48	256	14.318
29/07/2019	14:45:56	232	14.318
29/07/2019	14:46:06	146	14.314
29/07/2019	14:46:39	261	14.316
29/07/2019	14:46:49	146	14.312
29/07/2019	14:47:03	145	14.306
29/07/2019	14:48:18	16	14.306
29/07/2019	14:48:20	478	14.306
29/07/2019	14:48:31	252	14.306
29/07/2019	14:48:44	261	14.306
29/07/2019	14:49:02	146	14.302
29/07/2019	14:49:34	98	14.296
29/07/2019	14:49:36	163	14.296
29/07/2019	14:49:57	262	14.3
29/07/2019	14:50:44	500	14.304
29/07/2019	14:51:07	275	14.304
29/07/2019	14:51:26	147	14.302
29/07/2019	14:51:53	228	14.298
29/07/2019	14:52:31	100	14.302
29/07/2019	14:52:31	402	14.302
29/07/2019	14:53:59	782	14.298
29/07/2019	14:54:19	306	14.296
29/07/2019	14:54:38	191	14.292
29/07/2019	14:54:39	84	14.292
29/07/2019	14:55:19	270	14.292
29/07/2019	14:55:33	256	14.292
29/07/2019	14:55:49	142	14.29
29/07/2019	14:56:28	265	14.292
29/07/2019	14:57:16	200	14.29
29/07/2019	14:57:59	661	14.294
29/07/2019	14:58:46	483	14.292
29/07/2019	14:58:51	142	14.29
29/07/2019	15:00:03	492	14.296
29/07/2019	15:00:42	308	14.298
29/07/2019	15:00:42	204	14.296
29/07/2019	15:00:42	28	14.296
29/07/2019	15:01:00	180	14.302
29/07/2019	15:01:28	142	14.302

29/07/2019	15:01:32	142	14.298
29/07/2019	15:01:56	142	14.296
29/07/2019	15:02:18	198	14.294
29/07/2019	15:03:11	105	14.298
29/07/2019	15:03:17	378	14.298
29/07/2019	15:03:18	171	14.298
29/07/2019	15:03:41	142	14.292
29/07/2019	15:03:58	255	14.296
29/07/2019	15:04:37	256	14.296
29/07/2019	15:04:42	142	14.294
29/07/2019	15:05:59	723	14.298
29/07/2019	15:06:15	139	14.288
29/07/2019	15:06:31	139	14.286
29/07/2019	15:07:31	499	14.284
29/07/2019	15:07:59	189	14.288
29/07/2019	15:08:01	173	14.288
29/07/2019	15:08:02	139	14.288
29/07/2019	15:09:02	361	14.286
29/07/2019	15:09:04	113	14.286
29/07/2019	15:10:43	626	14.286
29/07/2019	15:11:51	755	14.286
29/07/2019	15:12:24	695	14.286
29/07/2019	15:13:24	360	14.29
29/07/2019	15:14:01	552	14.288
29/07/2019	15:14:24	264	14.286
29/07/2019	15:15:03	265	14.284
29/07/2019	15:15:03	149	14.282
29/07/2019	15:15:53	517	14.284
29/07/2019	15:16:02	146	14.286
29/07/2019	15:17:05	527	14.284
29/07/2019	15:17:10	180	14.284
29/07/2019	15:17:41	270	14.284
29/07/2019	15:17:52	269	14.282
29/07/2019	15:18:15	146	14.282
29/07/2019	15:18:58	528	14.28
29/07/2019	15:19:07	146	14.284
29/07/2019	15:20:15	501	14.29
29/07/2019	15:22:09	972	14.292
29/07/2019	15:23:12	290	14.298
29/07/2019	15:23:12	88	14.298
29/07/2019	15:23:12	732	14.298
29/07/2019	15:23:21	148	14.298
29/07/2019	15:23:34	147	14.298
29/07/2019	15:24:32	529	14.3
29/07/2019	15:25:56	634	14.312
29/07/2019	15:25:58	141	14.312
29/07/2019	15:26:01	205	14.312
29/07/2019	15:26:41	290	14.31
29/07/2019	15:26:41	145	14.31
29/07/2019	15:27:28	177	14.31
29/07/2019	15:28:05	339	14.31
29/07/2019	15:28:05	332	14.31
29/07/2019	15:29:03	363	14.31
29/07/2019	15:29:07	248	14.31

29/07/2019	15:29:23	145	14.31
29/07/2019	15:29:32	145	14.308
29/07/2019	15:30:10	64	14.308
29/07/2019	15:30:11	225	14.308
29/07/2019	15:31:55	147	14.312
29/07/2019	15:32:36	1351	14.31
29/07/2019	15:32:36	472	14.31
29/07/2019	15:33:50	838	14.308
29/07/2019	15:33:50	197	14.308
29/07/2019	15:34:04	144	14.304
29/07/2019	15:34:16	144	14.304
29/07/2019	15:34:26	144	14.302
29/07/2019	15:34:40	144	14.3
29/07/2019	15:34:53	275	14.298
29/07/2019	15:35:05	143	14.296
29/07/2019	15:36:19	549	14.292
29/07/2019	15:36:49	322	14.296
29/07/2019	15:37:02	142	14.292
29/07/2019	15:37:14	1	14.288
29/07/2019	15:38:10	55	14.292
29/07/2019	15:39:38	1383	14.298
29/07/2019	15:39:39	142	14.298
29/07/2019	15:40:02	142	14.294
29/07/2019	15:40:20	210	14.302
29/07/2019	15:41:00	290	14.298
29/07/2019	15:42:30	739	14.298
29/07/2019	15:43:47	611	14.308
29/07/2019	15:44:48	490	14.312
29/07/2019	15:45:15	145	14.312
29/07/2019	15:45:37	251	14.322
29/07/2019	15:45:52	142	14.32
29/07/2019	15:46:05	142	14.316
29/07/2019	15:46:29	142	14.314
29/07/2019	15:47:06	285	14.314
29/07/2019	15:47:35	284	14.312
29/07/2019	15:49:10	728	14.312
29/07/2019	15:49:27	142	14.308
29/07/2019	15:51:16	686	14.314
29/07/2019	15:53:19	1064	14.316
29/07/2019	15:53:23	478	14.316
29/07/2019	15:53:42	327	14.318
29/07/2019	15:54:03	148	14.318
29/07/2019	15:54:48	142	14.318
29/07/2019	15:55:02	13	14.324
29/07/2019	15:55:02	510	14.324
29/07/2019	15:55:45	274	14.322
29/07/2019	15:55:45	191	14.322
29/07/2019	15:56:26	274	14.32
29/07/2019	15:56:26	148	14.32
29/07/2019	15:56:45	148	14.316
29/07/2019	15:56:58	148	14.314
29/07/2019	15:57:55	560	14.322
29/07/2019	15:58:23	296	14.32
29/07/2019	15:59:01	205	14.318

29/07/2019	15:59:01	70	14.318
29/07/2019	15:59:07	201	14.316
29/07/2019	15:59:33	274	14.316
29/07/2019	16:00:09	275	14.316
29/07/2019	16:00:22	187	14.314
29/07/2019	16:00:50	266	14.314
29/07/2019	16:00:53	144	14.314
29/07/2019	16:01:04	143	14.31
29/07/2019	16:01:17	143	14.308
29/07/2019	16:01:31	144	14.304
29/07/2019	16:02:23	491	14.308
29/07/2019	16:02:42	143	14.306
29/07/2019	16:03:23	287	14.304
29/07/2019	16:03:24	205	14.304
29/07/2019	16:03:36	143	14.306
29/07/2019	16:04:39	502	14.302
29/07/2019	16:04:42	153	14.302
29/07/2019	16:06:33	141	14.3
29/07/2019	16:06:51	127	14.298
29/07/2019	16:06:53	210	14.296
29/07/2019	16:08:47	696	14.302
29/07/2019	16:08:47	34	14.302
29/07/2019	16:08:52	394	14.3
29/07/2019	16:09:42	295	14.296
29/07/2019	16:09:43	195	14.296
29/07/2019	16:10:20	287	14.294
29/07/2019	16:11:03	141	14.296
29/07/2019	16:11:18	230	14.296
29/07/2019	16:11:18	119	14.296
29/07/2019	16:12:32	179	14.302
29/07/2019	16:12:37	140	14.302
29/07/2019	16:12:49	870	14.3
29/07/2019	16:12:50	142	14.298
29/07/2019	16:13:12	69	14.296
29/07/2019	16:13:14	189	14.296
29/07/2019	16:13:36	270	14.296
29/07/2019	16:14:23	141	14.302
29/07/2019	16:14:28	130	14.302
29/07/2019	16:14:34	126	14.302
29/07/2019	16:15:17	468	14.298
29/07/2019	16:15:28	315	14.298
29/07/2019	16:15:32	178	14.298
29/07/2019	16:15:48	134	14.3
29/07/2019	16:16:13	100	14.302
29/07/2019	16:16:13	114	14.302
29/07/2019	16:16:19	317	14.3
29/07/2019	16:16:36	150	14.302
29/07/2019	16:16:37	29	14.302
29/07/2019	16:16:43	175	14.3
29/07/2019	16:17:12	311	14.298
29/07/2019	16:17:44	297	14.3
29/07/2019	16:17:44	67	14.3
29/07/2019	16:17:51	139	14.3
29/07/2019	16:17:51	14	14.3

29/07/2019	16:17:53	261	14.298
29/07/2019	16:18:07	74	14.3
29/07/2019	16:18:07	30	14.3
29/07/2019	16:18:09	152	14.298
29/07/2019	16:18:18	148	14.298
29/07/2019	16:18:40	295	14.298
29/07/2019	16:18:52	148	14.296
29/07/2019	16:19:07	148	14.292
29/07/2019	16:19:31	295	14.29
29/07/2019	16:19:34	163	14.29
29/07/2019	16:20:05	215	14.294
29/07/2019	16:20:06	144	14.294
29/07/2019	16:20:13	132	14.294
29/07/2019	16:20:19	133	14.294
29/07/2019	16:20:20	143	14.292
29/07/2019	16:20:28	149	14.29
29/07/2019	16:20:45	128	14.29
29/07/2019	16:20:48	52	14.29
29/07/2019	16:21:00	146	14.288
29/07/2019	16:21:03	180	14.288
29/07/2019	16:21:10	147	14.282
29/07/2019	16:21:35	141	14.288
29/07/2019	16:21:44	278	14.284
29/07/2019	16:22:03	284	14.284
29/07/2019	16:22:03	163	14.284
29/07/2019	16:22:32	278	14.284
29/07/2019	16:22:34	212	14.284
29/07/2019	16:22:55	227	14.284
29/07/2019	16:22:57	127	14.284
29/07/2019	16:23:14	300	14.286
29/07/2019	16:23:39	206	14.286
29/07/2019	16:23:50	248	14.284
29/07/2019	16:23:50	150	14.284
29/07/2019	16:24:08	294	14.282
29/07/2019	16:24:22	135	14.284
29/07/2019	16:24:35	26	14.284
29/07/2019	16:24:49	493	14.284
29/07/2019	16:25:10	149	14.284
29/07/2019	16:25:15	193	14.288
29/07/2019	16:25:52	379	14.292
29/07/2019	16:25:57	395	14.288
29/07/2019	16:26:15	1941	14.288
29/07/2019	16:26:24	1941	14.288
29/07/2019	16:26:24	1118	14.288
29/07/2019	16:26:24	307	14.286
29/07/2019	16:26:24	239	14.286
29/07/2019	16:26:53	142	14.286
29/07/2019	16:26:55	307	14.282
29/07/2019	16:27:12	154	14.284
29/07/2019	16:27:12	122	14.282
29/07/2019	16:27:13	40	14.282
29/07/2019	16:27:29	187	14.282
29/07/2019	16:27:32	157	14.282
29/07/2019	16:28:00	132	14.284

29/07/2019	16:28:04	325	14.28
29/07/2019	16:28:10	141	14.276
29/07/2019	16:28:29	8	14.278
29/07/2019	16:28:32	10	14.278
29/07/2019	16:28:33	253	14.278
29/07/2019	16:28:33	87	14.278
29/07/2019	16:28:58	409	14.282
29/07/2019	16:29:03	158	14.282
29/07/2019	16:29:05	4842	14.282
30/07/2019	08:01:00	162	14.26
30/07/2019	08:01:37	404	14.256
30/07/2019	08:01:37	440	14.256
30/07/2019	08:01:38	218	14.252
30/07/2019	08:01:54	435	14.26
30/07/2019	08:02:12	327	14.258
30/07/2019	08:02:13	163	14.252
30/07/2019	08:02:24	327	14.252
30/07/2019	08:02:34	164	14.25
30/07/2019	08:02:56	432	14.268
30/07/2019	08:02:56	274	14.268
30/07/2019	08:03:01	164	14.258
30/07/2019	08:03:47	1171	14.268
30/07/2019	08:04:45	1431	14.276
30/07/2019	08:04:50	201	14.276
30/07/2019	08:04:50	164	14.276
30/07/2019	08:05:22	594	14.278
30/07/2019	08:05:22	165	14.274
30/07/2019	08:06:30	909	14.288
30/07/2019	08:06:42	282	14.304
30/07/2019	08:06:51	152	14.304
30/07/2019	08:07:00	153	14.294
30/07/2019	08:07:16	153	14.29
30/07/2019	08:07:59	530	14.294
30/07/2019	08:08:09	222	14.29
30/07/2019	08:08:09	88	14.29
30/07/2019	08:08:26	290	14.288
30/07/2019	08:08:49	290	14.284
30/07/2019	08:09:15	300	14.284
30/07/2019	08:09:15	173	14.284
30/07/2019	08:09:41	306	14.284
30/07/2019	08:11:03	933	14.3
30/07/2019	08:11:04	202	14.3
30/07/2019	08:12:57	819	14.318
30/07/2019	08:12:57	507	14.318
30/07/2019	08:13:31	258	14.314
30/07/2019	08:13:32	152	14.312
30/07/2019	08:13:46	141	14.308
30/07/2019	08:14:11	270	14.306
30/07/2019	08:14:20	141	14.304
30/07/2019	08:14:51	258	14.306
30/07/2019	08:15:00	140	14.304
30/07/2019	08:15:06	151	14.29
30/07/2019	08:15:32	286	14.292
30/07/2019	08:16:04	453	14.292

30/07/2019	08:16:51	574	14.286
30/07/2019	08:17:09	286	14.282
30/07/2019	08:18:19	1111	14.286
30/07/2019	08:18:19	31	14.286
30/07/2019	08:18:57	528	14.288
30/07/2019	08:19:14	285	14.286
30/07/2019	08:19:25	143	14.28
30/07/2019	08:19:34	143	14.286
30/07/2019	08:19:49	143	14.278
30/07/2019	08:19:53	142	14.274
30/07/2019	08:20:23	258	14.266
30/07/2019	08:21:05	230	14.268
30/07/2019	08:21:06	295	14.268
30/07/2019	08:21:22	148	14.262
30/07/2019	08:21:56	273	14.26
30/07/2019	08:22:01	147	14.258
30/07/2019	08:23:05	526	14.268
30/07/2019	08:23:29	283	14.268
30/07/2019	08:24:00	274	14.264
30/07/2019	08:24:10	273	14.264
30/07/2019	08:25:00	391	14.264
30/07/2019	08:25:02	156	14.262
30/07/2019	08:25:20	73	14.26
30/07/2019	08:25:51	464	14.274
30/07/2019	08:25:57	144	14.272
30/07/2019	08:26:39	225	14.27
30/07/2019	08:26:39	38	14.27
30/07/2019	08:26:39	203	14.27
30/07/2019	08:27:05	190	14.262
30/07/2019	08:27:23	276	14.262
30/07/2019	08:27:38	263	14.256
30/07/2019	08:29:28	1109	14.264
30/07/2019	08:29:36	181	14.26
30/07/2019	08:31:06	636	14.264
30/07/2019	08:31:08	571	14.262
30/07/2019	08:31:19	144	14.262
30/07/2019	08:31:41	263	14.262
30/07/2019	08:32:38	513	14.258
30/07/2019	08:32:38	180	14.258
30/07/2019	08:32:50	143	14.26
30/07/2019	08:33:04	144	14.256
30/07/2019	08:33:33	274	14.24
30/07/2019	08:33:58	263	14.244
30/07/2019	08:34:11	263	14.246
30/07/2019	08:34:41	263	14.25
30/07/2019	08:35:45	668	14.254
30/07/2019	08:35:45	152	14.254
30/07/2019	08:36:30	273	14.252
30/07/2019	08:36:33	200	14.252
30/07/2019	08:37:00	273	14.244
30/07/2019	08:37:13	147	14.242
30/07/2019	08:37:28	147	14.24
30/07/2019	08:37:39	147	14.232
30/07/2019	08:37:54	148	14.224

30/07/2019	08:38:16	147	14.226
30/07/2019	08:38:20	147	14.216
30/07/2019	08:38:40	147	14.216
30/07/2019	08:38:49	147	14.216
30/07/2019	08:39:05	147	14.214
30/07/2019	08:39:18	148	14.208
30/07/2019	08:39:19	140	14.202
30/07/2019	08:39:28	1375	14.2
30/07/2019	08:39:41	210	14.212
30/07/2019	08:39:59	147	14.21
30/07/2019	08:40:16	227	14.214
30/07/2019	08:40:52	254	14.216
30/07/2019	08:42:24	894	14.226
30/07/2019	08:42:38	141	14.222
30/07/2019	08:43:44	668	14.232
30/07/2019	08:45:25	445	14.24
30/07/2019	08:45:25	191	14.24
30/07/2019	08:45:29	337	14.238
30/07/2019	08:45:59	250	14.234
30/07/2019	08:47:46	807	14.236
30/07/2019	08:47:46	410	14.236
30/07/2019	08:49:04	480	14.236
30/07/2019	08:49:04	261	14.236
30/07/2019	08:49:47	288	14.232
30/07/2019	08:49:47	206	14.232
30/07/2019	08:50:02	144	14.228
30/07/2019	08:50:18	143	14.226
30/07/2019	08:51:29	499	14.226
30/07/2019	08:51:29	254	14.226
30/07/2019	08:51:44	143	14.216
30/07/2019	08:52:52	500	14.22
30/07/2019	08:52:57	212	14.22
30/07/2019	08:53:11	143	14.222
30/07/2019	08:53:28	142	14.224
30/07/2019	08:55:00	560	14.23
30/07/2019	08:55:00	377	14.228
30/07/2019	08:56:22	546	14.228
30/07/2019	08:56:22	192	14.228
30/07/2019	08:56:51	271	14.226
30/07/2019	08:57:27	271	14.228
30/07/2019	08:57:37	140	14.226
30/07/2019	08:59:06	481	14.22
30/07/2019	08:59:06	323	14.22
30/07/2019	08:59:30	140	14.212
30/07/2019	09:00:03	254	14.206
30/07/2019	09:00:45	326	14.222
30/07/2019	09:01:08	78	14.224
30/07/2019	09:01:09	229	14.224
30/07/2019	09:01:52	250	14.216
30/07/2019	09:01:52	142	14.216
30/07/2019	09:02:11	144	14.212
30/07/2019	09:02:45	4278	14.202
30/07/2019	09:02:45	290	14.202
30/07/2019	09:02:45	1585	14.202

30/07/2019	09:02:45	523	14.202
30/07/2019	09:02:45	290	14.202
30/07/2019	09:02:45	829	14.202
30/07/2019	09:04:39	903	14.206
30/07/2019	09:04:55	145	14.204
30/07/2019	09:05:29	842	14.202
30/07/2019	09:05:29	270	14.202
30/07/2019	09:05:29	289	14.202
30/07/2019	09:06:30	674	14.214
30/07/2019	09:07:13	260	14.212
30/07/2019	09:07:14	183	14.212
30/07/2019	09:07:34	144	14.21
30/07/2019	09:08:14	289	14.204
30/07/2019	09:08:15	24	14.204
30/07/2019	09:08:28	954	14.202
30/07/2019	09:08:28	149	14.202
30/07/2019	09:08:30	145	14.204
30/07/2019	09:08:30	222	14.202
30/07/2019	09:09:09	260	14.202
30/07/2019	09:09:09	1352	14.202
30/07/2019	09:09:31	1622	14.202
30/07/2019	09:09:31	260	14.2
30/07/2019	09:09:31	750	14.202
30/07/2019	09:09:31	1000	14.202
30/07/2019	09:09:31	89	14.202
30/07/2019	09:09:31	750	14.202
30/07/2019	09:09:31	738	14.202
30/07/2019	09:09:31	2391	14.202
30/07/2019	09:10:16	317	14.2
30/07/2019	09:10:16	164	14.198
30/07/2019	09:10:40	142	14.194
30/07/2019	09:11:07	196	14.194
30/07/2019	09:11:40	275	14.198
30/07/2019	09:11:57	142	14.194
30/07/2019	09:12:49	282	14.192
30/07/2019	09:12:51	150	14.192
30/07/2019	09:13:07	141	14.188
30/07/2019	09:13:07	71	14.188
30/07/2019	09:13:47	141	14.184
30/07/2019	09:14:07	275	14.186
30/07/2019	09:14:20	100	14.182
30/07/2019	09:14:35	107	14.19
30/07/2019	09:14:35	338	14.19
30/07/2019	09:15:08	153	14.184
30/07/2019	09:15:15	231	14.186
30/07/2019	09:15:16	52	14.186
30/07/2019	09:15:18	717	14.184
30/07/2019	09:16:35	237	14.188
30/07/2019	09:16:44	217	14.186
30/07/2019	09:17:29	379	14.19
30/07/2019	09:17:36	501	14.188
30/07/2019	09:18:05	294	14.186
30/07/2019	09:18:06	294	14.186
30/07/2019	09:18:22	147	14.182

30/07/2019	09:18:36	278	14.18
30/07/2019	09:18:40	222	14.178
30/07/2019	09:18:42	221	14.178
30/07/2019	09:19:30	287	14.176
30/07/2019	09:19:31	216	14.176
30/07/2019	09:19:45	162	14.178
30/07/2019	09:20:00	294	14.178
30/07/2019	09:21:40	963	14.196
30/07/2019	09:22:10	276	14.196
30/07/2019	09:22:23	142	14.192
30/07/2019	09:22:51	142	14.19
30/07/2019	09:23:04	143	14.184
30/07/2019	09:23:34	100	14.18
30/07/2019	09:23:38	155	14.18
30/07/2019	09:23:53	142	14.178
30/07/2019	09:24:26	142	14.174
30/07/2019	09:24:31	143	14.172
30/07/2019	09:24:50	142	14.178
30/07/2019	09:25:28	283	14.178
30/07/2019	09:25:55	145	14.18
30/07/2019	09:26:13	144	14.178
30/07/2019	09:26:38	145	14.178
30/07/2019	09:27:50	445	14.18
30/07/2019	09:28:15	141	14.18
30/07/2019	09:28:23	144	14.178
30/07/2019	09:28:39	145	14.174
30/07/2019	09:29:02	145	14.172
30/07/2019	09:29:23	144	14.166
30/07/2019	09:30:23	283	14.162
30/07/2019	09:30:23	148	14.162
30/07/2019	09:31:29	287	14.162
30/07/2019	09:31:48	192	14.162
30/07/2019	09:32:13	317	14.16
30/07/2019	09:33:34	612	14.158
30/07/2019	09:34:07	148	14.154
30/07/2019	09:34:20	147	14.154
30/07/2019	09:35:22	288	14.156
30/07/2019	09:35:22	192	14.156
30/07/2019	09:35:57	146	14.152
30/07/2019	09:36:12	147	14.144
30/07/2019	09:36:34	186	14.156
30/07/2019	09:37:00	146	14.154
30/07/2019	09:37:20	146	14.152
30/07/2019	09:37:38	147	14.156
30/07/2019	09:38:12	146	14.156
30/07/2019	09:38:54	352	14.166
30/07/2019	09:39:49	286	14.166
30/07/2019	09:40:19	292	14.164
30/07/2019	09:40:53	147	14.162
30/07/2019	09:40:58	148	14.16
30/07/2019	09:42:26	306	14.172
30/07/2019	09:42:26	189	14.172
30/07/2019	09:43:09	470	14.172
30/07/2019	09:43:31	141	14.174

30/07/2019	09:43:53	147	14.172
30/07/2019	09:44:16	147	14.168
30/07/2019	09:45:13	354	14.17
30/07/2019	09:45:56	285	14.17
30/07/2019	09:46:10	145	14.166
30/07/2019	09:46:45	165	14.17
30/07/2019	09:46:45	35	14.17
30/07/2019	09:48:24	477	14.174
30/07/2019	09:48:30	163	14.174
30/07/2019	09:49:11	248	14.172
30/07/2019	09:49:49	145	14.164
30/07/2019	09:50:50	282	14.166
30/07/2019	09:51:21	102	14.168
30/07/2019	09:51:21	268	14.168
30/07/2019	09:52:07	283	14.17
30/07/2019	09:52:23	145	14.168
30/07/2019	09:52:59	144	14.166
30/07/2019	09:53:20	145	14.164
30/07/2019	09:53:33	145	14.162
30/07/2019	09:54:05	144	14.16
30/07/2019	09:54:26	145	14.16
30/07/2019	09:55:15	348	14.164
30/07/2019	09:56:04	281	14.16
30/07/2019	09:57:03	281	14.154
30/07/2019	09:57:03	143	14.152
30/07/2019	09:58:01	281	14.15
30/07/2019	09:58:19	143	14.146
30/07/2019	09:58:53	281	14.146
30/07/2019	09:59:15	144	14.144
30/07/2019	09:59:40	143	14.142
30/07/2019	10:00:06	144	14.134
30/07/2019	10:01:07	590	14.136
30/07/2019	10:02:08	485	14.142
30/07/2019	10:03:24	534	14.146
30/07/2019	10:03:50	288	14.142
30/07/2019	10:04:11	148	14.14
30/07/2019	10:05:08	296	14.138
30/07/2019	10:05:21	192	14.138
30/07/2019	10:05:23	142	14.138
30/07/2019	10:06:54	559	14.136
30/07/2019	10:06:54	218	14.136
30/07/2019	10:08:11	1132	14.136
30/07/2019	10:08:33	281	14.134
30/07/2019	10:08:43	312	14.134
30/07/2019	10:09:13	169	14.134
30/07/2019	10:09:20	296	14.134
30/07/2019	10:09:31	280	14.132
30/07/2019	10:09:57	311	14.128
30/07/2019	10:10:12	156	14.122
30/07/2019	10:10:52	547	14.124
30/07/2019	10:11:20	263	14.122
30/07/2019	10:11:28	142	14.116
30/07/2019	10:12:28	516	14.118
30/07/2019	10:12:28	153	14.116

30/07/2019	10:13:01	263	14.118
30/07/2019	10:13:27	264	14.118
30/07/2019	10:14:31	42	14.118
30/07/2019	10:15:02	739	14.122
30/07/2019	10:15:25	144	14.12
30/07/2019	10:16:04	289	14.118
30/07/2019	10:16:04	153	14.118
30/07/2019	10:17:35	544	14.122
30/07/2019	10:17:35	195	14.122
30/07/2019	10:19:40	978	14.124
30/07/2019	10:20:10	135	14.13
30/07/2019	10:20:10	120	14.13
30/07/2019	10:20:32	141	14.128
30/07/2019	10:21:29	283	14.124
30/07/2019	10:21:57	366	14.124
30/07/2019	10:22:10	145	14.122
30/07/2019	10:23:39	397	14.126
30/07/2019	10:23:39	38	14.126
30/07/2019	10:23:39	159	14.126
30/07/2019	10:24:46	491	14.126
30/07/2019	10:25:15	146	14.124
30/07/2019	10:25:36	147	14.122
30/07/2019	10:26:06	285	14.122
30/07/2019	10:26:36	285	14.12
30/07/2019	10:27:47	450	14.13
30/07/2019	10:27:47	223	14.13
30/07/2019	10:27:47	1	14.13
30/07/2019	10:28:16	146	14.13
30/07/2019	10:28:21	147	14.128
30/07/2019	10:28:42	147	14.124
30/07/2019	10:28:58	91	14.12
30/07/2019	10:29:17	142	14.12
30/07/2019	10:30:30	375	14.122
30/07/2019	10:30:30	477	14.122
30/07/2019	10:32:03	516	14.126
30/07/2019	10:32:23	144	14.124
30/07/2019	10:33:06	279	14.122
30/07/2019	10:33:22	279	14.122
30/07/2019	10:35:00	526	14.122
30/07/2019	10:35:00	263	14.122
30/07/2019	10:35:34	144	14.12
30/07/2019	10:35:39	144	14.118
30/07/2019	10:35:59	144	14.114
30/07/2019	10:37:42	530	14.114
30/07/2019	10:38:10	401	14.12
30/07/2019	10:38:22	144	14.118
30/07/2019	10:38:22	13	14.118
30/07/2019	10:38:39	146	14.116
30/07/2019	10:39:38	280	14.116
30/07/2019	10:39:38	152	14.116
30/07/2019	10:39:38	14	14.116
30/07/2019	10:40:16	285	14.12
30/07/2019	10:40:34	108	14.122
30/07/2019	10:41:11	185	14.124

30/07/2019	10:41:31	216	14.128
30/07/2019	10:42:29	339	14.134
30/07/2019	10:42:29	171	14.134
30/07/2019	10:43:12	274	14.134
30/07/2019	10:43:42	282	14.13
30/07/2019	10:43:57	141	14.13
30/07/2019	10:44:20	141	14.132
30/07/2019	10:44:49	268	14.132
30/07/2019	10:45:06	142	14.132
30/07/2019	10:47:09	378	14.13
30/07/2019	10:47:48	969	14.14
30/07/2019	10:48:13	285	14.136
30/07/2019	10:49:02	1	14.134
30/07/2019	10:49:02	284	14.134
30/07/2019	10:49:29	285	14.134
30/07/2019	10:52:34	975	14.152
30/07/2019	10:52:39	331	14.152
30/07/2019	10:53:21	275	14.148
30/07/2019	10:54:01	212	14.152
30/07/2019	10:54:18	159	14.156
30/07/2019	10:55:09	279	14.152
30/07/2019	10:55:15	143	14.156
30/07/2019	10:55:37	141	14.156
30/07/2019	10:56:01	141	14.154
30/07/2019	10:56:59	281	14.156
30/07/2019	10:56:59	155	14.156
30/07/2019	10:57:30	141	14.152
30/07/2019	10:57:37	141	14.152
30/07/2019	10:58:20	281	14.15
30/07/2019	10:59:08	254	14.148
30/07/2019	10:59:45	150	14.144
30/07/2019	10:59:45	131	14.144
30/07/2019	11:00:04	141	14.142
30/07/2019	11:01:44	382	14.138
30/07/2019	11:01:51	166	14.138
30/07/2019	11:04:20	777	14.138
30/07/2019	11:04:56	142	14.136
30/07/2019	11:05:34	144	14.134
30/07/2019	11:05:54	143	14.132
30/07/2019	11:06:11	144	14.13
30/07/2019	11:06:57	143	14.13
30/07/2019	11:08:19	505	14.136
30/07/2019	11:09:01	143	14.134
30/07/2019	11:09:22	144	14.134
30/07/2019	11:12:40	145	14.148
30/07/2019	11:12:50	146	14.144
30/07/2019	11:13:46	163	14.144
30/07/2019	11:15:06	659	14.144
30/07/2019	11:15:06	550	14.144
30/07/2019	11:15:56	530	14.142
30/07/2019	11:16:50	583	14.14
30/07/2019	11:17:28	509	14.138
30/07/2019	11:17:37	150	14.138
30/07/2019	11:17:48	148	14.13

30/07/2019	11:18:17	276	14.128
30/07/2019	11:18:31	150	14.126
30/07/2019	11:18:49	276	14.124
30/07/2019	11:19:39	420	14.128
30/07/2019	11:19:40	156	14.128
30/07/2019	11:20:07	272	14.134
30/07/2019	11:22:26	154	14.136
30/07/2019	11:22:27	7	14.136
30/07/2019	11:22:35	100	14.134
30/07/2019	11:24:33	1426	14.144
30/07/2019	11:24:33	370	14.144
30/07/2019	11:25:16	258	14.15
30/07/2019	11:26:13	284	14.152
30/07/2019	11:26:17	145	14.15
30/07/2019	11:27:08	278	14.148
30/07/2019	11:27:55	290	14.142
30/07/2019	11:29:31	520	14.146
30/07/2019	11:30:25	291	14.142
30/07/2019	11:30:25	153	14.142
30/07/2019	11:30:58	146	14.14
30/07/2019	11:31:06	145	14.138
30/07/2019	11:31:22	146	14.138
30/07/2019	11:31:50	154	14.134
30/07/2019	11:32:00	145	14.13
30/07/2019	11:34:02	775	14.124
30/07/2019	11:34:13	161	14.124
30/07/2019	11:34:22	145	14.124
30/07/2019	11:35:42	499	14.12
30/07/2019	11:36:10	145	14.114
30/07/2019	11:36:53	284	14.11
30/07/2019	11:38:07	284	14.11
30/07/2019	11:38:12	188	14.11
30/07/2019	11:38:59	284	14.11
30/07/2019	11:40:28	602	14.124
30/07/2019	11:42:14	515	14.126
30/07/2019	11:42:14	192	14.126
30/07/2019	11:42:31	130	14.126
30/07/2019	11:43:42	508	14.128
30/07/2019	11:44:20	145	14.124
30/07/2019	11:46:02	548	14.128
30/07/2019	11:46:04	190	14.128
30/07/2019	11:47:11	299	14.126
30/07/2019	11:48:05	276	14.124
30/07/2019	11:48:05	167	14.124
30/07/2019	11:49:12	276	14.126
30/07/2019	11:50:02	171	14.128
30/07/2019	11:50:23	220	14.128
30/07/2019	11:51:08	286	14.13
30/07/2019	11:51:21	149	14.136
30/07/2019	11:51:46	143	14.132
30/07/2019	11:52:15	279	14.13
30/07/2019	11:52:38	143	14.128
30/07/2019	11:52:59	142	14.128
30/07/2019	11:53:30	143	14.126

30/07/2019	11:55:01	111	14.128
30/07/2019	11:55:01	41	14.128
30/07/2019	11:55:01	477	14.128
30/07/2019	11:55:30	146	14.124
30/07/2019	11:55:49	146	14.118
30/07/2019	11:56:51	25	14.116
30/07/2019	11:56:57	260	14.116
30/07/2019	11:57:56	577	14.12
30/07/2019	11:59:09	286	14.122
30/07/2019	11:59:17	156	14.122
30/07/2019	11:59:41	262	14.12
30/07/2019	12:00:06	146	14.116
30/07/2019	12:00:55	274	14.114
30/07/2019	12:00:55	161	14.114
30/07/2019	12:01:24	145	14.112
30/07/2019	12:02:58	525	14.122
30/07/2019	12:02:58	211	14.122
30/07/2019	12:03:32	292	14.12
30/07/2019	12:03:56	145	14.118
30/07/2019	12:04:19	146	14.12
30/07/2019	12:04:46	291	14.12
30/07/2019	12:05:15	148	14.116
30/07/2019	12:05:54	297	14.112
30/07/2019	12:09:58	75	14.12
30/07/2019	12:11:22	1535	14.12
30/07/2019	12:11:22	980	14.12
30/07/2019	12:11:33	142	14.118
30/07/2019	12:12:17	286	14.114
30/07/2019	12:12:41	143	14.112
30/07/2019	12:12:58	142	14.108
30/07/2019	12:13:20	143	14.108
30/07/2019	12:13:42	143	14.108
30/07/2019	12:14:13	143	14.116
30/07/2019	12:14:34	142	14.11
30/07/2019	12:15:33	250	14.114
30/07/2019	12:15:57	146	14.112
30/07/2019	12:16:20	145	14.11
30/07/2019	12:18:55	1212	14.118
30/07/2019	12:19:45	525	14.116
30/07/2019	12:19:56	914	14.112
30/07/2019	12:19:56	142	14.112
30/07/2019	12:20:10	2656	14.112
30/07/2019	12:20:10	121	14.112
30/07/2019	12:20:10	25	14.112
30/07/2019	12:20:10	2533	14.112
30/07/2019	12:20:10	1179	14.112
30/07/2019	12:20:10	1621	14.112
30/07/2019	12:20:10	2533	14.112
30/07/2019	12:20:16	1179	14.112
30/07/2019	12:20:22	230	14.112
30/07/2019	12:20:28	3091	14.112
30/07/2019	12:20:28	391	14.112
30/07/2019	12:20:28	142	14.112
30/07/2019	12:20:41	3531	14.112

30/07/2019	12:20:41	143	14.112
30/07/2019	12:21:42	283	14.114
30/07/2019	12:21:42	206	14.114
30/07/2019	12:22:48	513	14.112
30/07/2019	12:24:41	489	14.11
30/07/2019	12:25:23	143	14.112
30/07/2019	12:25:38	381	14.112
30/07/2019	12:26:57	269	14.114
30/07/2019	12:27:33	143	14.112
30/07/2019	12:28:57	265	14.114
30/07/2019	12:28:59	150	14.112
30/07/2019	12:29:41	143	14.112
30/07/2019	12:30:10	141	14.108
30/07/2019	12:31:37	435	14.106
30/07/2019	12:32:09	274	14.104
30/07/2019	12:32:34	141	14.102
30/07/2019	12:33:30	272	14.096
30/07/2019	12:33:47	142	14.094
30/07/2019	12:34:58	300	14.088
30/07/2019	12:35:33	331	14.092
30/07/2019	12:35:35	171	14.092
30/07/2019	12:35:56	144	14.082
30/07/2019	12:36:54	512	14.082
30/07/2019	12:37:10	144	14.084
30/07/2019	12:37:37	145	14.08
30/07/2019	12:37:49	144	14.08
30/07/2019	12:38:07	146	14.078
30/07/2019	12:38:29	229	14.082
30/07/2019	12:39:25	426	14.088
30/07/2019	12:39:32	144	14.088
30/07/2019	12:41:12	825	14.088
30/07/2019	12:42:01	495	14.094
30/07/2019	12:43:30	495	14.086
30/07/2019	12:43:30	59	14.086
30/07/2019	12:43:30	183	14.086
30/07/2019	12:43:53	146	14.086
30/07/2019	12:45:30	525	14.086
30/07/2019	12:45:30	213	14.086
30/07/2019	12:45:52	276	14.082
30/07/2019	12:46:39	480	14.082
30/07/2019	12:47:08	279	14.09
30/07/2019	12:47:47	216	14.086
30/07/2019	12:47:47	324	14.086
30/07/2019	12:49:23	1092	14.088
30/07/2019	12:49:37	150	14.084
30/07/2019	12:50:02	275	14.082
30/07/2019	12:50:55	29	14.082
30/07/2019	12:51:26	478	14.082
30/07/2019	12:52:22	450	14.082
30/07/2019	12:54:06	588	14.09
30/07/2019	12:54:19	147	14.088
30/07/2019	12:56:01	631	14.092
30/07/2019	12:56:54	260	14.09
30/07/2019	12:58:14	629	14.1

30/07/2019	12:59:11	396	14.104
30/07/2019	12:59:53	145	14.102
30/07/2019	12:59:58	252	14.102
30/07/2019	13:01:15	353	14.108
30/07/2019	13:01:15	180	14.108
30/07/2019	13:02:26	527	14.102
30/07/2019	13:02:51	141	14.1
30/07/2019	13:03:01	141	14.096
30/07/2019	13:03:31	141	14.1
30/07/2019	13:03:45	141	14.098
30/07/2019	13:04:03	141	14.096
30/07/2019	13:04:55	274	14.092
30/07/2019	13:04:56	149	14.092
30/07/2019	13:06:46	576	14.09
30/07/2019	13:06:46	170	14.09
30/07/2019	13:07:13	144	14.092
30/07/2019	13:11:09	75	14.102
30/07/2019	13:12:10	1500	14.108
30/07/2019	13:12:12	259	14.106
30/07/2019	13:13:40	508	14.108
30/07/2019	13:14:32	48	14.11
30/07/2019	13:14:32	234	14.11
30/07/2019	13:14:58	144	14.108
30/07/2019	13:16:17	540	14.112
30/07/2019	13:17:29	496	14.116
30/07/2019	13:19:22	134	14.114
30/07/2019	13:22:03	1102	14.12
30/07/2019	13:22:21	531	14.12
30/07/2019	13:22:21	231	14.12
30/07/2019	13:22:36	146	14.12
30/07/2019	13:23:56	496	14.118
30/07/2019	13:25:36	496	14.116
30/07/2019	13:25:38	247	14.116
30/07/2019	13:27:00	525	14.118
30/07/2019	13:28:29	321	14.118
30/07/2019	13:29:35	706	14.12
30/07/2019	13:30:50	437	14.126
30/07/2019	13:31:01	297	14.124
30/07/2019	13:32:06	531	14.12
30/07/2019	13:32:06	196	14.12
30/07/2019	13:33:14	450	14.116
30/07/2019	13:33:18	155	14.116
30/07/2019	13:34:14	549	14.126
30/07/2019	13:35:10	526	14.126
30/07/2019	13:35:33	141	14.122
30/07/2019	13:36:03	147	14.116
30/07/2019	13:36:21	141	14.112
30/07/2019	13:38:00	531	14.11
30/07/2019	13:38:32	285	14.11
30/07/2019	13:39:38	315	14.116
30/07/2019	13:39:38	214	14.116
30/07/2019	13:40:24	290	14.112
30/07/2019	13:41:47	553	14.112
30/07/2019	13:43:18	553	14.11

30/07/2019	13:43:22	197	14.11
30/07/2019	13:43:35	145	14.106
30/07/2019	13:44:49	53	14.11
30/07/2019	13:46:10	746	14.112
30/07/2019	13:46:11	360	14.112
30/07/2019	13:46:26	146	14.11
30/07/2019	13:47:13	292	14.108
30/07/2019	13:48:38	567	14.108
30/07/2019	13:48:54	292	14.108
30/07/2019	13:48:54	154	14.108
30/07/2019	13:49:27	81	14.102
30/07/2019	13:49:30	211	14.102
30/07/2019	13:49:43	146	14.096
30/07/2019	13:50:17	268	14.098
30/07/2019	13:51:14	499	14.094
30/07/2019	13:51:31	265	14.094
30/07/2019	13:54:01	1387	14.1
30/07/2019	13:54:01	151	14.1
30/07/2019	13:54:18	142	14.098
30/07/2019	13:54:30	143	14.094
30/07/2019	13:54:40	143	14.092
30/07/2019	13:55:04	142	14.092
30/07/2019	13:55:35	268	14.09
30/07/2019	13:56:06	143	14.088
30/07/2019	13:57:00	484	14.094
30/07/2019	13:57:22	143	14.086
30/07/2019	13:59:43	602	14.092
30/07/2019	13:59:43	368	14.092
30/07/2019	14:00:08	143	14.088
30/07/2019	14:00:08	133	14.088
30/07/2019	14:01:01	293	14.09
30/07/2019	14:01:01	210	14.09
30/07/2019	14:01:13	146	14.086
30/07/2019	14:01:45	273	14.084
30/07/2019	14:02:13	293	14.084
30/07/2019	14:02:19	147	14.082
30/07/2019	14:03:11	555	14.08
30/07/2019	14:03:28	147	14.078
30/07/2019	14:04:02	293	14.072
30/07/2019	14:04:09	147	14.072
30/07/2019	14:05:01	555	14.072
30/07/2019	14:05:54	499	14.072
30/07/2019	14:06:04	142	14.07
30/07/2019	14:06:20	143	14.068
30/07/2019	14:07:04	265	14.066
30/07/2019	14:07:04	183	14.066
30/07/2019	14:08:00	347	14.068
30/07/2019	14:08:00	162	14.068
30/07/2019	14:08:08	143	14.064
30/07/2019	14:08:46	265	14.066
30/07/2019	14:10:28	1018	14.076
30/07/2019	14:10:54	289	14.074
30/07/2019	14:13:35	714	14.082
30/07/2019	14:14:07	473	14.082

30/07/2019	14:14:11	238	14.082
30/07/2019	14:15:37	481	14.094
30/07/2019	14:15:37	167	14.096
30/07/2019	14:16:01	141	14.092
30/07/2019	14:16:23	147	14.092
30/07/2019	14:16:43	147	14.092
30/07/2019	14:17:11	141	14.092
30/07/2019	14:17:55	294	14.096
30/07/2019	14:18:15	141	14.092
30/07/2019	14:19:08	354	14.092
30/07/2019	14:20:18	477	14.092
30/07/2019	14:20:31	146	14.09
30/07/2019	14:21:51	530	14.084
30/07/2019	14:22:34	293	14.086
30/07/2019	14:22:34	196	14.086
30/07/2019	14:22:54	147	14.082
30/07/2019	14:23:15	146	14.08
30/07/2019	14:23:53	285	14.078
30/07/2019	14:24:06	147	14.076
30/07/2019	14:24:35	147	14.076
30/07/2019	14:24:43	146	14.074
30/07/2019	14:24:58	147	14.076
30/07/2019	14:25:17	148	14.072
30/07/2019	14:25:39	144	14.068
30/07/2019	14:26:34	547	14.066
30/07/2019	14:27:24	457	14.066
30/07/2019	14:27:42	292	14.064
30/07/2019	14:28:27	260	14.066
30/07/2019	14:30:00	893	14.064
30/07/2019	14:30:00	173	14.064
30/07/2019	14:30:27	510	14.074
30/07/2019	14:30:43	284	14.072
30/07/2019	14:30:55	151	14.068
30/07/2019	14:31:29	568	14.078
30/07/2019	14:31:31	64	14.078
30/07/2019	14:31:31	87	14.078
30/07/2019	14:31:37	151	14.072
30/07/2019	14:31:47	152	14.074
30/07/2019	14:32:01	283	14.07
30/07/2019	14:32:21	303	14.062
30/07/2019	14:32:23	151	14.06
30/07/2019	14:33:04	127	14.068
30/07/2019	14:33:04	460	14.068
30/07/2019	14:33:04	151	14.068
30/07/2019	14:33:55	350	14.072
30/07/2019	14:33:56	325	14.072
30/07/2019	14:33:57	108	14.072
30/07/2019	14:33:57	185	14.072
30/07/2019	14:33:57	16	14.072
30/07/2019	14:34:13	22	14.068
30/07/2019	14:34:26	526	14.068
30/07/2019	14:34:36	151	14.064
30/07/2019	14:34:54	303	14.068
30/07/2019	14:34:59	151	14.068

30/07/2019	14:35:14	300	14.066
30/07/2019	14:35:28	148	14.062
30/07/2019	14:36:29	797	14.072
30/07/2019	14:38:16	792	14.092
30/07/2019	14:38:16	791	14.092
30/07/2019	14:38:20	147	14.09
30/07/2019	14:38:46	280	14.092
30/07/2019	14:38:47	161	14.092
30/07/2019	14:39:05	279	14.092
30/07/2019	14:39:23	147	14.088
30/07/2019	14:39:41	280	14.086
30/07/2019	14:39:48	146	14.084
30/07/2019	14:40:17	362	14.084
30/07/2019	14:40:25	143	14.08
30/07/2019	14:40:56	268	14.076
30/07/2019	14:41:01	146	14.07
30/07/2019	14:41:54	571	14.078
30/07/2019	14:42:20	269	14.076
30/07/2019	14:42:32	146	14.074
30/07/2019	14:42:58	255	14.068
30/07/2019	14:43:17	271	14.068
30/07/2019	14:44:10	139	14.072
30/07/2019	14:44:11	757	14.072
30/07/2019	14:44:50	146	14.064
30/07/2019	14:45:04	150	14.062
30/07/2019	14:45:24	278	14.06
30/07/2019	14:45:46	278	14.058
30/07/2019	14:45:57	146	14.06
30/07/2019	14:46:21	177	14.064
30/07/2019	14:46:32	300	14.062
30/07/2019	14:46:51	145	14.054
30/07/2019	14:47:02	252	14.052
30/07/2019	14:47:41	278	14.054
30/07/2019	14:47:53	397	14.054
30/07/2019	14:49:01	543	14.058
30/07/2019	14:49:03	291	14.058
30/07/2019	14:49:23	880	14.06
30/07/2019	14:49:31	171	14.06
30/07/2019	14:49:43	283	14.06
30/07/2019	14:50:03	267	14.056
30/07/2019	14:51:17	283	14.048
30/07/2019	14:51:58	456	14.05
30/07/2019	14:53:06	151	14.056
30/07/2019	14:53:39	657	14.064
30/07/2019	14:54:01	196	14.066
30/07/2019	14:54:03	196	14.066
30/07/2019	14:54:04	400	14.064
30/07/2019	14:54:28	591	14.064
30/07/2019	14:55:05	765	14.068
30/07/2019	14:55:05	168	14.068
30/07/2019	14:56:14	1037	14.072
30/07/2019	14:56:22	150	14.072
30/07/2019	14:56:52	300	14.072
30/07/2019	14:57:32	601	14.074

30/07/2019	14:57:35	181	14.078
30/07/2019	14:57:49	150	14.078
30/07/2019	14:57:55	150	14.078
30/07/2019	15:00:04	1143	14.078
30/07/2019	15:00:04	751	14.078
30/07/2019	15:01:37	100	14.086
30/07/2019	15:01:37	263	14.086
30/07/2019	15:01:54	164	14.092
30/07/2019	15:02:18	301	14.094
30/07/2019	15:02:32	1043	14.09
30/07/2019	15:02:32	375	14.09
30/07/2019	15:03:05	8	14.09
30/07/2019	15:03:08	576	14.088
30/07/2019	15:03:16	154	14.086
30/07/2019	15:03:39	259	14.088
30/07/2019	15:03:40	141	14.09
30/07/2019	15:04:20	615	14.09
30/07/2019	15:04:49	281	14.088
30/07/2019	15:04:49	12	14.088
30/07/2019	15:05:08	307	14.088
30/07/2019	15:05:08	153	14.088
30/07/2019	15:05:22	155	14.086
30/07/2019	15:06:32	247	14.094
30/07/2019	15:06:41	127	14.1
30/07/2019	15:06:48	1067	14.1
30/07/2019	15:07:21	525	14.094
30/07/2019	15:07:21	163	14.094
30/07/2019	15:07:47	309	14.09
30/07/2019	15:07:55	90	14.088
30/07/2019	15:08:39	576	14.098
30/07/2019	15:09:00	400	14.098
30/07/2019	15:09:00	16	14.098
30/07/2019	15:09:05	292	14.096
30/07/2019	15:09:21	309	14.094
30/07/2019	15:10:16	550	14.092
30/07/2019	15:10:17	393	14.092
30/07/2019	15:10:34	142	14.088
30/07/2019	15:10:34	2	14.088
30/07/2019	15:10:47	171	14.088
30/07/2019	15:11:01	378	14.086
30/07/2019	15:11:22	267	14.084
30/07/2019	15:11:26	142	14.082
30/07/2019	15:11:46	283	14.076
30/07/2019	15:11:55	142	14.076
30/07/2019	15:11:59	142	14.074
30/07/2019	15:12:14	131	14.07
30/07/2019	15:12:14	26	14.07
30/07/2019	15:12:31	284	14.064
30/07/2019	15:12:55	246	14.064
30/07/2019	15:12:58	179	14.064
30/07/2019	15:14:47	208	14.08
30/07/2019	15:14:55	1007	14.076
30/07/2019	15:14:55	563	14.078
30/07/2019	15:14:56	142	14.074

30/07/2019	15:15:38	486	14.084
30/07/2019	15:15:38	305	14.084
30/07/2019	15:16:34	925	14.086
30/07/2019	15:16:35	197	14.084
30/07/2019	15:16:53	295	14.08
30/07/2019	15:17:09	181	14.078
30/07/2019	15:17:09	134	14.078
30/07/2019	15:17:22	295	14.078
30/07/2019	15:17:32	157	14.076
30/07/2019	15:17:45	295	14.078
30/07/2019	15:18:07	414	14.076
30/07/2019	15:18:12	157	14.072
30/07/2019	15:19:03	708	14.078
30/07/2019	15:19:52	827	14.08
30/07/2019	15:19:53	433	14.08
30/07/2019	15:20:06	157	14.078
30/07/2019	15:20:09	156	14.078
30/07/2019	15:20:30	313	14.076
30/07/2019	15:21:21	590	14.078
30/07/2019	15:21:21	292	14.078
30/07/2019	15:21:21	20	14.078
30/07/2019	15:21:38	254	14.072
30/07/2019	15:21:48	145	14.07
30/07/2019	15:23:05	132	14.078
30/07/2019	15:23:05	35	14.078
30/07/2019	15:23:18	1146	14.074
30/07/2019	15:23:19	150	14.074
30/07/2019	15:23:19	99	14.074
30/07/2019	15:24:13	590	14.074
30/07/2019	15:24:13	416	14.074
30/07/2019	15:25:01	607	14.07
30/07/2019	15:25:01	226	14.07
30/07/2019	15:25:19	281	14.066
30/07/2019	15:25:24	149	14.064
30/07/2019	15:25:59	305	14.068
30/07/2019	15:25:59	29	14.068
30/07/2019	15:25:59	159	14.068
30/07/2019	15:26:13	297	14.07
30/07/2019	15:26:27	148	14.066
30/07/2019	15:27:40	1036	14.064
30/07/2019	15:29:25	290	14.074
30/07/2019	15:29:25	140	14.072
30/07/2019	15:29:27	1407	14.072
30/07/2019	15:29:27	155	14.072
30/07/2019	15:29:44	280	14.068
30/07/2019	15:30:10	507	14.066
30/07/2019	15:30:17	132	14.066
30/07/2019	15:31:33	895	14.074
30/07/2019	15:31:40	809	14.074
30/07/2019	15:33:01	158	14.084
30/07/2019	15:33:29	2185	14.09
30/07/2019	15:33:40	148	14.088
30/07/2019	15:34:13	549	14.084
30/07/2019	15:34:16	211	14.084

30/07/2019	15:34:24	148	14.082
30/07/2019	15:34:32	295	14.08
30/07/2019	15:34:45	148	14.078
30/07/2019	15:35:11	536	14.078
30/07/2019	15:35:24	153	14.076
30/07/2019	15:35:55	585	14.082
30/07/2019	15:36:08	154	14.08
30/07/2019	15:36:20	154	14.078
30/07/2019	15:36:30	32	14.08
30/07/2019	15:36:30	160	14.08
30/07/2019	15:36:30	8	14.08
30/07/2019	15:36:48	292	14.08
30/07/2019	15:37:55	607	14.082
30/07/2019	15:37:55	424	14.082
30/07/2019	15:38:20	292	14.08
30/07/2019	15:38:50	308	14.078
30/07/2019	15:38:50	246	14.078
30/07/2019	15:38:58	154	14.076
30/07/2019	15:39:09	153	14.072
30/07/2019	15:39:29	293	14.07
30/07/2019	15:40:38	600	14.074
30/07/2019	15:41:07	781	14.076
30/07/2019	15:42:17	675	14.084
30/07/2019	15:42:17	252	14.084
30/07/2019	15:42:43	278	14.082
30/07/2019	15:43:18	503	14.078
30/07/2019	15:43:29	145	14.078
30/07/2019	15:43:41	146	14.076
30/07/2019	15:44:02	278	14.078
30/07/2019	15:44:17	145	14.076
30/07/2019	15:44:27	146	14.072
30/07/2019	15:44:43	278	14.07
30/07/2019	15:45:00	146	14.066
30/07/2019	15:45:05	146	14.064
30/07/2019	15:45:39	282	14.064
30/07/2019	15:45:39	161	14.064
30/07/2019	15:46:50	952	14.064
30/07/2019	15:47:08	148	14.062
30/07/2019	15:47:16	147	14.062
30/07/2019	15:47:26	148	14.058
30/07/2019	15:47:36	147	14.056
30/07/2019	15:47:42	148	14.052
30/07/2019	15:49:03	1033	14.052
30/07/2019	15:50:09	778	14.054
30/07/2019	15:50:21	343	14.054
30/07/2019	15:50:53	541	14.052
30/07/2019	15:51:34	526	14.056
30/07/2019	15:51:35	143	14.056
30/07/2019	15:52:50	1003	14.062
30/07/2019	15:53:16	446	14.06
30/07/2019	15:53:50	513	14.062
30/07/2019	15:53:50	187	14.062
30/07/2019	15:55:10	1003	14.062
30/07/2019	15:55:10	232	14.062

30/07/2019	15:55:22	154	14.06
30/07/2019	15:55:25	155	14.058
30/07/2019	15:55:34	154	14.056
30/07/2019	15:56:19	613	14.054
30/07/2019	15:56:35	298	14.054
30/07/2019	15:56:40	154	14.052
30/07/2019	15:57:16	618	14.05
30/07/2019	15:58:09	619	14.052
30/07/2019	15:58:09	309	14.052
30/07/2019	15:59:35	1219	14.056
30/07/2019	15:59:36	275	14.056
30/07/2019	15:59:59	360	14.06
30/07/2019	16:00:03	154	14.058
30/07/2019	16:00:14	153	14.056
30/07/2019	16:00:37	306	14.06
30/07/2019	16:02:42	554	14.072
30/07/2019	16:02:43	321	14.072
30/07/2019	16:03:08	275	14.072
30/07/2019	16:03:38	191	14.078
30/07/2019	16:03:54	81	14.078
30/07/2019	16:03:54	132	14.078
30/07/2019	16:03:58	1576	14.076
30/07/2019	16:04:35	779	14.076
30/07/2019	16:04:35	187	14.076
30/07/2019	16:05:26	677	14.076
30/07/2019	16:05:26	198	14.076
30/07/2019	16:06:06	525	14.074
30/07/2019	16:06:29	430	14.078
30/07/2019	16:06:44	270	14.074
30/07/2019	16:06:56	77	14.074
30/07/2019	16:06:56	67	14.074
30/07/2019	16:08:22	1226	14.082
30/07/2019	16:08:22	238	14.082
30/07/2019	16:08:40	287	14.08
30/07/2019	16:08:51	143	14.084
30/07/2019	16:09:04	144	14.08
30/07/2019	16:09:28	270	14.08
30/07/2019	16:09:41	382	14.08
30/07/2019	16:09:56	144	14.078
30/07/2019	16:10:47	975	14.08
30/07/2019	16:11:03	117	14.078
30/07/2019	16:11:03	190	14.078
30/07/2019	16:11:54	918	14.078
30/07/2019	16:12:02	173	14.078
30/07/2019	16:12:20	306	14.078
30/07/2019	16:12:36	43	14.078
30/07/2019	16:12:36	200	14.078
30/07/2019	16:12:42	255	14.078
30/07/2019	16:12:45	153	14.078
30/07/2019	16:13:24	382	14.08
30/07/2019	16:13:24	383	14.08
30/07/2019	16:13:39	153	14.078
30/07/2019	16:13:48	153	14.078
30/07/2019	16:13:48	154	14.078

30/07/2019	16:14:12	306	14.076
30/07/2019	16:14:12	153	14.078
30/07/2019	16:15:42	151	14.076
30/07/2019	16:15:47	225	14.076
30/07/2019	16:15:49	144	14.076
30/07/2019	16:15:49	1267	14.074
30/07/2019	16:15:49	324	14.074
30/07/2019	16:16:01	292	14.072
30/07/2019	16:16:18	292	14.074
30/07/2019	16:16:33	389	14.074
30/07/2019	16:16:38	146	14.074
30/07/2019	16:16:59	136	14.074
30/07/2019	16:16:59	375	14.074
30/07/2019	16:17:56	1046	14.074
30/07/2019	16:18:35	156	14.08
30/07/2019	16:18:37	1206	14.078
30/07/2019	16:19:15	536	14.078
30/07/2019	16:19:27	413	14.078
30/07/2019	16:19:40	584	14.078
30/07/2019	16:19:55	268	14.078
30/07/2019	16:19:55	146	14.078
30/07/2019	16:20:02	149	14.076
30/07/2019	16:20:09	165	14.076
30/07/2019	16:21:23	183	14.084
30/07/2019	16:21:27	189	14.084
30/07/2019	16:21:30	1831	14.082
30/07/2019	16:21:47	304	14.082
30/07/2019	16:22:16	744	14.082
30/07/2019	16:22:16	275	14.082
30/07/2019	16:22:43	183	14.086
30/07/2019	16:23:10	642	14.086
30/07/2019	16:23:10	183	14.086
30/07/2019	16:23:24	197	14.088
30/07/2019	16:23:28	158	14.088
30/07/2019	16:23:33	151	14.09
30/07/2019	16:23:38	154	14.09
30/07/2019	16:23:44	153	14.092
30/07/2019	16:23:49	137	14.092
30/07/2019	16:24:06	537	14.094
30/07/2019	16:24:18	386	14.096
30/07/2019	16:24:23	151	14.096
30/07/2019	16:24:25	136	14.096
30/07/2019	16:24:28	17	14.096
30/07/2019	16:24:32	155	14.096
30/07/2019	16:24:56	642	14.098
30/07/2019	16:25:01	205	14.098
30/07/2019	16:25:08	228	14.1
30/07/2019	16:25:12	137	14.1
30/07/2019	16:25:16	142	14.1
30/07/2019	16:25:21	158	14.1
30/07/2019	16:25:26	143	14.102
30/07/2019	16:25:28	138	14.102
30/07/2019	16:25:32	211	14.1
30/07/2019	16:25:41	323	14.1

30/07/2019	16:25:45	193	14.106
30/07/2019	16:25:49	162	14.106
30/07/2019	16:25:55	161	14.106
30/07/2019	16:26:00	161	14.106
30/07/2019	16:26:10	290	14.108
30/07/2019	16:26:18	197	14.11
30/07/2019	16:26:25	270	14.108
30/07/2019	16:26:28	146	14.104
30/07/2019	16:26:43	141	14.106
30/07/2019	16:26:46	158	14.106
30/07/2019	16:26:50	132	14.106
30/07/2019	16:26:59	237	14.108
30/07/2019	16:27:03	214	14.106
30/07/2019	16:27:06	143	14.106
30/07/2019	16:27:15	321	14.108
30/07/2019	16:27:17	199	14.108
30/07/2019	16:27:53	1021	14.108
30/07/2019	16:28:00	100	14.11
30/07/2019	16:28:00	36	14.11
30/07/2019	16:28:00	24	14.11
30/07/2019	16:28:10	243	14.118
30/07/2019	16:28:15	158	14.118
30/07/2019	16:28:19	134	14.118
30/07/2019	16:28:20	327	14.114
30/07/2019	16:28:39	132	14.126
30/07/2019	16:28:43	162	14.126
30/07/2019	16:28:48	151	14.126
30/07/2019	16:28:50	149	14.126
30/07/2019	16:28:55	149	14.126
30/07/2019	16:28:58	400	14.124
31/07/2019	08:00:02	141	14.15
31/07/2019	08:01:15	192	14.158
31/07/2019	08:01:43	244	14.17
31/07/2019	08:01:46	136	14.17
31/07/2019	08:01:54	133	14.17
31/07/2019	08:02:02	2182	14.16
31/07/2019	08:02:02	314	14.16
31/07/2019	08:02:32	552	14.162
31/07/2019	08:02:32	249	14.162
31/07/2019	08:03:15	505	14.166
31/07/2019	08:03:21	665	14.164
31/07/2019	08:03:23	211	14.164
31/07/2019	08:03:41	552	14.16
31/07/2019	08:04:06	608	14.162
31/07/2019	08:04:23	358	14.16
31/07/2019	08:04:57	377	14.15
31/07/2019	08:05:06	502	14.156
31/07/2019	08:05:15	163	14.158
31/07/2019	08:05:39	281	14.154
31/07/2019	08:07:17	600	14.17
31/07/2019	08:07:19	971	14.176
31/07/2019	08:07:36	149	14.166
31/07/2019	08:07:37	148	14.164
31/07/2019	08:08:41	608	14.19

31/07/2019	08:08:41	326	14.19
31/07/2019	08:09:10	400	14.19
31/07/2019	08:09:31	281	14.19
31/07/2019	08:10:16	637	14.216
31/07/2019	08:10:27	168	14.218
31/07/2019	08:10:56	240	14.222
31/07/2019	08:11:03	144	14.218
31/07/2019	08:11:52	481	14.224
31/07/2019	08:11:52	168	14.224
31/07/2019	08:12:11	144	14.22
31/07/2019	08:12:43	4	14.218
31/07/2019	08:12:46	273	14.218
31/07/2019	08:12:59	384	14.214
31/07/2019	08:13:19	144	14.21
31/07/2019	08:14:17	503	14.206
31/07/2019	08:14:17	242	14.206
31/07/2019	08:14:46	276	14.204
31/07/2019	08:15:01	277	14.198
31/07/2019	08:15:22	291	14.192
31/07/2019	08:15:43	252	14.186
31/07/2019	08:15:55	141	14.186
31/07/2019	08:16:17	279	14.192
31/07/2019	08:16:38	282	14.192
31/07/2019	08:16:40	154	14.19
31/07/2019	08:16:49	141	14.184
31/07/2019	08:17:26	300	14.188
31/07/2019	08:17:26	233	14.188
31/07/2019	08:18:10	505	14.198
31/07/2019	08:18:16	141	14.194
31/07/2019	08:18:48	101	14.202
31/07/2019	08:18:48	242	14.202
31/07/2019	08:18:48	162	14.202
31/07/2019	08:19:27	533	14.196
31/07/2019	08:19:46	281	14.194
31/07/2019	08:19:57	141	14.196
31/07/2019	08:20:14	140	14.196
31/07/2019	08:20:24	90	14.196
31/07/2019	08:20:24	58	14.196
31/07/2019	08:20:50	274	14.192
31/07/2019	08:21:23	296	14.19
31/07/2019	08:21:46	274	14.192
31/07/2019	08:22:43	507	14.194
31/07/2019	08:22:53	211	14.2
31/07/2019	08:23:20	77	14.21
31/07/2019	08:23:24	198	14.21
31/07/2019	08:23:36	147	14.21
31/07/2019	08:24:10	296	14.206
31/07/2019	08:24:26	274	14.206
31/07/2019	08:24:39	125	14.208
31/07/2019	08:25:00	171	14.21
31/07/2019	08:25:46	526	14.212
31/07/2019	08:26:04	140	14.21
31/07/2019	08:27:25	561	14.208
31/07/2019	08:27:26	377	14.208

31/07/2019	08:27:43	140	14.208
31/07/2019	08:28:21	507	14.204
31/07/2019	08:28:45	259	14.202
31/07/2019	08:29:44	506	14.198
31/07/2019	08:30:02	70	14.198
31/07/2019	08:30:02	185	14.198
31/07/2019	08:30:02	4	14.198
31/07/2019	08:30:48	536	14.21
31/07/2019	08:31:13	217	14.218
31/07/2019	08:31:42	275	14.214
31/07/2019	08:31:42	161	14.216
31/07/2019	08:32:47	526	14.212
31/07/2019	08:32:47	195	14.21
31/07/2019	08:33:01	149	14.208
31/07/2019	08:34:20	466	14.202
31/07/2019	08:34:20	72	14.202
31/07/2019	08:34:33	527	14.202
31/07/2019	08:35:19	300	14.202
31/07/2019	08:35:19	233	14.202
31/07/2019	08:35:45	267	14.2
31/07/2019	08:36:01	144	14.198
31/07/2019	08:36:23	267	14.198
31/07/2019	08:38:38	1000	14.206
31/07/2019	08:38:38	434	14.206
31/07/2019	08:38:41	145	14.204
31/07/2019	08:39:24	267	14.202
31/07/2019	08:39:25	189	14.2
31/07/2019	08:39:34	144	14.192
31/07/2019	08:41:28	637	14.196
31/07/2019	08:41:28	418	14.198
31/07/2019	08:41:42	146	14.196
31/07/2019	08:41:56	145	14.192
31/07/2019	08:42:17	146	14.186
31/07/2019	08:42:35	145	14.19
31/07/2019	08:43:57	501	14.194
31/07/2019	08:43:57	254	14.194
31/07/2019	08:44:17	80	14.186
31/07/2019	08:44:17	66	14.186
31/07/2019	08:44:33	145	14.188
31/07/2019	08:44:51	146	14.186
31/07/2019	08:45:39	90	14.19
31/07/2019	08:46:31	736	14.192
31/07/2019	08:47:08	298	14.194
31/07/2019	08:47:57	632	14.194
31/07/2019	08:47:57	223	14.194
31/07/2019	08:48:20	81	14.192
31/07/2019	08:48:54	383	14.198
31/07/2019	08:49:28	263	14.194
31/07/2019	08:49:29	192	14.194
31/07/2019	08:49:42	142	14.192
31/07/2019	08:52:29	121	14.196
31/07/2019	08:52:50	1410	14.196
31/07/2019	08:52:51	310	14.196
31/07/2019	08:53:11	259	14.194

31/07/2019	08:53:43	260	14.186
31/07/2019	08:54:22	360	14.192
31/07/2019	08:54:37	140	14.19
31/07/2019	08:54:55	260	14.188
31/07/2019	08:55:24	254	14.186
31/07/2019	08:56:07	254	14.186
31/07/2019	08:56:59	394	14.188
31/07/2019	08:57:01	210	14.188
31/07/2019	08:58:58	631	14.182
31/07/2019	08:58:58	394	14.182
31/07/2019	08:59:44	341	14.188
31/07/2019	09:00:00	141	14.184
31/07/2019	09:00:22	80	14.182
31/07/2019	09:00:37	182	14.182
31/07/2019	09:00:40	149	14.182
31/07/2019	09:01:25	298	14.18
31/07/2019	09:02:56	561	14.182
31/07/2019	09:02:56	280	14.182
31/07/2019	09:04:07	74	14.182
31/07/2019	09:04:18	200	14.182
31/07/2019	09:04:19	286	14.182
31/07/2019	09:04:21	202	14.182
31/07/2019	09:05:02	67	14.176
31/07/2019	09:05:13	427	14.176
31/07/2019	09:05:41	270	14.176
31/07/2019	09:06:17	270	14.182
31/07/2019	09:06:24	149	14.18
31/07/2019	09:08:14	960	14.186
31/07/2019	09:08:14	190	14.186
31/07/2019	09:08:43	270	14.184
31/07/2019	09:09:17	269	14.182
31/07/2019	09:09:34	150	14.172
31/07/2019	09:09:53	270	14.172
31/07/2019	09:10:06	142	14.174
31/07/2019	09:10:48	287	14.18
31/07/2019	09:10:56	143	14.178
31/07/2019	09:11:14	143	14.174
31/07/2019	09:11:37	143	14.178
31/07/2019	09:11:54	54	14.178
31/07/2019	09:11:54	89	14.178
31/07/2019	09:12:31	287	14.174
31/07/2019	09:13:47	71	14.18
31/07/2019	09:14:07	200	14.18
31/07/2019	09:14:07	402	14.18
31/07/2019	09:14:07	219	14.18
31/07/2019	09:14:28	143	14.172
31/07/2019	09:15:08	287	14.17
31/07/2019	09:15:55	506	14.176
31/07/2019	09:16:08	150	14.182
31/07/2019	09:16:19	150	14.184
31/07/2019	09:16:41	150	14.18
31/07/2019	09:17:06	84	14.182
31/07/2019	09:17:06	186	14.182
31/07/2019	09:17:42	270	14.182

31/07/2019	09:18:54	200	14.182
31/07/2019	09:19:34	561	14.182
31/07/2019	09:19:38	25	14.182
31/07/2019	09:20:00	200	14.182
31/07/2019	09:20:00	513	14.182
31/07/2019	09:21:50	485	14.18
31/07/2019	09:21:51	200	14.18
31/07/2019	09:22:13	40	14.18
31/07/2019	09:22:24	192	14.18
31/07/2019	09:22:35	25	14.18
31/07/2019	09:22:57	263	14.178
31/07/2019	09:23:43	281	14.176
31/07/2019	09:24:03	143	14.174
31/07/2019	09:25:17	375	14.174
31/07/2019	09:25:17	110	14.174
31/07/2019	09:25:37	143	14.174
31/07/2019	09:25:57	143	14.17
31/07/2019	09:26:52	385	14.178
31/07/2019	09:27:21	143	14.178
31/07/2019	09:27:42	143	14.176
31/07/2019	09:28:18	280	14.172
31/07/2019	09:28:59	280	14.172
31/07/2019	09:29:34	202	14.178
31/07/2019	09:30:10	143	14.178
31/07/2019	09:30:39	261	14.176
31/07/2019	09:31:05	230	14.178
31/07/2019	09:32:45	592	14.18
31/07/2019	09:33:16	200	14.182
31/07/2019	09:33:38	25	14.182
31/07/2019	09:33:48	84	14.182
31/07/2019	09:34:22	11	14.19
31/07/2019	09:34:43	592	14.196
31/07/2019	09:35:04	146	14.19
31/07/2019	09:35:36	146	14.186
31/07/2019	09:35:56	146	14.184
31/07/2019	09:36:21	145	14.176
31/07/2019	09:36:41	146	14.176
31/07/2019	09:37:01	146	14.172
31/07/2019	09:37:18	146	14.17
31/07/2019	09:37:39	145	14.168
31/07/2019	09:38:01	146	14.172
31/07/2019	09:39:14	285	14.172
31/07/2019	09:40:40	722	14.18
31/07/2019	09:41:00	87	14.18
31/07/2019	09:41:00	59	14.18
31/07/2019	09:41:18	146	14.178
31/07/2019	09:42:26	284	14.18
31/07/2019	09:42:29	98	14.18
31/07/2019	09:43:28	472	14.184
31/07/2019	09:44:05	285	14.184
31/07/2019	09:44:36	137	14.178
31/07/2019	09:44:36	9	14.178
31/07/2019	09:45:35	284	14.176
31/07/2019	09:47:41	65	14.182

31/07/2019	09:47:41	453	14.182
31/07/2019	09:47:51	248	14.182
31/07/2019	09:49:23	506	14.18
31/07/2019	09:50:35	444	14.19
31/07/2019	09:51:08	140	14.192
31/07/2019	09:52:44	364	14.202
31/07/2019	09:52:46	296	14.202
31/07/2019	09:53:41	145	14.204
31/07/2019	09:53:41	129	14.204
31/07/2019	09:55:21	491	14.202
31/07/2019	09:55:21	158	14.202
31/07/2019	09:56:22	285	14.2
31/07/2019	09:57:17	277	14.198
31/07/2019	10:00:23	1083	14.21
31/07/2019	10:00:23	212	14.21
31/07/2019	10:00:23	5	14.21
31/07/2019	10:00:49	146	14.212
31/07/2019	10:01:38	198	14.206
31/07/2019	10:01:50	233	14.206
31/07/2019	10:03:01	503	14.206
31/07/2019	10:03:16	146	14.202
31/07/2019	10:03:34	43	14.2
31/07/2019	10:03:34	103	14.2
31/07/2019	10:04:40	268	14.2
31/07/2019	10:04:43	217	14.2
31/07/2019	10:05:47	432	14.206
31/07/2019	10:06:23	295	14.204
31/07/2019	10:06:23	148	14.204
31/07/2019	10:06:47	147	14.2
31/07/2019	10:08:56	918	14.208
31/07/2019	10:08:56	180	14.208
31/07/2019	10:09:22	140	14.206
31/07/2019	10:10:21	443	14.208
31/07/2019	10:12:12	518	14.214
31/07/2019	10:12:12	186	14.214
31/07/2019	10:12:33	142	14.206
31/07/2019	10:15:30	932	14.204
31/07/2019	10:15:33	202	14.204
31/07/2019	10:16:08	125	14.204
31/07/2019	10:16:08	151	14.204
31/07/2019	10:16:50	254	14.204
31/07/2019	10:19:25	970	14.206
31/07/2019	10:19:50	375	14.204
31/07/2019	10:24:02	1010	14.204
31/07/2019	10:24:02	343	14.204
31/07/2019	10:24:42	275	14.204
31/07/2019	10:25:21	286	14.202
31/07/2019	10:25:51	141	14.198
31/07/2019	10:26:11	100	14.194
31/07/2019	10:26:12	160	14.194
31/07/2019	10:26:36	140	14.192
31/07/2019	10:27:16	175	14.186
31/07/2019	10:29:02	885	14.218
31/07/2019	10:29:19	141	14.212

31/07/2019	10:29:32	141	14.208
31/07/2019	10:30:47	473	14.204
31/07/2019	10:31:01	146	14.2
31/07/2019	10:32:46	464	14.204
31/07/2019	10:33:36	430	14.21
31/07/2019	10:33:56	146	14.208
31/07/2019	10:34:25	285	14.206
31/07/2019	10:34:47	146	14.204
31/07/2019	10:35:37	287	14.198
31/07/2019	10:36:02	142	14.198
31/07/2019	10:36:08	141	14.196
31/07/2019	10:38:52	632	14.202
31/07/2019	10:38:52	419	14.202
31/07/2019	10:39:11	142	14.202
31/07/2019	10:39:28	141	14.2
31/07/2019	10:40:06	142	14.198
31/07/2019	10:40:10	141	14.198
31/07/2019	10:40:35	15	14.19
31/07/2019	10:40:36	127	14.19
31/07/2019	10:42:00	478	14.194
31/07/2019	10:43:28	439	14.196
31/07/2019	10:43:30	275	14.196
31/07/2019	10:45:17	526	14.196
31/07/2019	10:45:37	360	14.196
31/07/2019	10:45:58	140	14.194
31/07/2019	10:46:24	141	14.19
31/07/2019	10:46:50	282	14.184
31/07/2019	10:47:32	259	14.184
31/07/2019	10:49:26	786	14.192
31/07/2019	10:49:33	141	14.192
31/07/2019	10:50:26	275	14.194
31/07/2019	10:51:12	269	14.19
31/07/2019	10:51:37	142	14.19
31/07/2019	10:53:10	502	14.194
31/07/2019	10:53:41	142	14.194
31/07/2019	10:54:00	143	14.192
31/07/2019	10:55:24	269	14.188
31/07/2019	10:56:00	360	14.19
31/07/2019	10:56:58	278	14.194
31/07/2019	10:57:41	278	14.194
31/07/2019	10:57:41	142	14.194
31/07/2019	10:58:11	142	14.196
31/07/2019	10:58:41	142	14.194
31/07/2019	10:59:17	278	14.196
31/07/2019	11:00:04	277	14.196
31/07/2019	11:01:45	262	14.198
31/07/2019	11:02:58	300	14.208
31/07/2019	11:03:12	168	14.208
31/07/2019	11:03:56	142	14.2
31/07/2019	11:05:24	263	14.196
31/07/2019	11:05:32	172	14.196
31/07/2019	11:06:31	245	14.198
31/07/2019	11:06:56	142	14.196
31/07/2019	11:07:31	29	14.194

31/07/2019	11:07:31	86	14.194
31/07/2019	11:07:50	100	14.194
31/07/2019	11:09:33	530	14.194
31/07/2019	11:10:48	267	14.194
31/07/2019	11:10:48	178	14.194
31/07/2019	11:11:15	140	14.192
31/07/2019	11:11:43	140	14.19
31/07/2019	11:12:04	140	14.188
31/07/2019	11:13:09	280	14.19
31/07/2019	11:13:26	141	14.188
31/07/2019	11:14:22	264	14.188
31/07/2019	11:15:43	250	14.188
31/07/2019	11:15:43	241	14.188
31/07/2019	11:16:01	142	14.184
31/07/2019	11:16:22	142	14.182
31/07/2019	11:16:45	142	14.178
31/07/2019	11:17:08	142	14.176
31/07/2019	11:17:32	142	14.18
31/07/2019	11:18:24	266	14.182
31/07/2019	11:19:30	83	14.182
31/07/2019	11:19:35	380	14.182
31/07/2019	11:20:09	142	14.176
31/07/2019	11:20:16	143	14.172
31/07/2019	11:23:34	450	14.19
31/07/2019	11:23:34	596	14.19
31/07/2019	11:24:00	143	14.188
31/07/2019	11:24:32	143	14.186
31/07/2019	11:24:52	143	14.186
31/07/2019	11:26:14	281	14.186
31/07/2019	11:26:14	142	14.186
31/07/2019	11:29:46	901	14.196
31/07/2019	11:30:01	141	14.194
31/07/2019	11:30:19	145	14.192
31/07/2019	11:31:06	274	14.192
31/07/2019	11:32:31	345	14.196
31/07/2019	11:32:31	172	14.196
31/07/2019	11:33:28	280	14.194
31/07/2019	11:33:50	179	14.196
31/07/2019	11:34:18	143	14.196
31/07/2019	11:35:08	261	14.192
31/07/2019	11:35:48	143	14.194
31/07/2019	11:36:54	346	14.204
31/07/2019	11:38:22	484	14.208
31/07/2019	11:39:03	107	14.206
31/07/2019	11:39:03	36	14.206
31/07/2019	11:39:15	143	14.206
31/07/2019	11:39:56	144	14.204
31/07/2019	11:40:46	278	14.2
31/07/2019	11:41:30	69	14.198
31/07/2019	11:41:39	171	14.198
31/07/2019	11:42:09	142	14.196
31/07/2019	11:42:28	141	14.194
31/07/2019	11:43:47	260	14.19
31/07/2019	11:45:18	503	14.204

31/07/2019	11:46:09	141	14.202
31/07/2019	11:46:54	262	14.202
31/07/2019	11:47:54	270	14.202
31/07/2019	11:48:30	137	14.198
31/07/2019	11:49:10	141	14.194
31/07/2019	11:50:07	269	14.19
31/07/2019	11:51:49	415	14.198
31/07/2019	11:52:11	141	14.196
31/07/2019	11:55:46	915	14.204
31/07/2019	11:56:08	238	14.21
31/07/2019	11:56:34	141	14.21
31/07/2019	11:57:26	273	14.206
31/07/2019	11:58:43	268	14.206
31/07/2019	11:58:54	141	14.204
31/07/2019	11:59:49	258	14.204
31/07/2019	12:00:32	281	14.2
31/07/2019	12:01:59	347	14.208
31/07/2019	12:02:05	144	14.208
31/07/2019	12:03:51	494	14.202
31/07/2019	12:04:22	275	14.202
31/07/2019	12:04:59	143	14.198
31/07/2019	12:05:13	144	14.198
31/07/2019	12:05:44	142	14.196
31/07/2019	12:06:34	278	14.19
31/07/2019	12:07:40	463	14.202
31/07/2019	12:08:41	272	14.196
31/07/2019	12:08:41	142	14.196
31/07/2019	12:10:03	510	14.194
31/07/2019	12:10:55	270	14.194
31/07/2019	12:12:15	269	14.194
31/07/2019	12:12:15	158	14.194
31/07/2019	12:12:49	143	14.196
31/07/2019	12:13:30	142	14.196
31/07/2019	12:14:27	264	14.194
31/07/2019	12:14:37	153	14.192
31/07/2019	12:16:20	462	14.198
31/07/2019	12:16:27	142	14.196
31/07/2019	12:18:08	495	14.196
31/07/2019	12:18:56	167	14.2
31/07/2019	12:20:28	404	14.21
31/07/2019	12:20:28	144	14.21
31/07/2019	12:21:07	143	14.208
31/07/2019	12:22:26	267	14.206
31/07/2019	12:22:26	178	14.206
31/07/2019	12:23:06	91	14.204
31/07/2019	12:23:47	269	14.202
31/07/2019	12:24:28	198	14.204
31/07/2019	12:24:46	143	14.204
31/07/2019	12:26:24	322	14.222
31/07/2019	12:27:05	141	14.222
31/07/2019	12:29:35	300	14.216
31/07/2019	12:30:25	173	14.216
31/07/2019	12:30:43	318	14.216
31/07/2019	12:31:59	494	14.214

31/07/2019	12:32:32	140	14.212
31/07/2019	12:32:49	141	14.212
31/07/2019	12:33:58	269	14.21
31/07/2019	12:34:28	270	14.208
31/07/2019	12:35:00	140	14.206
31/07/2019	12:35:54	267	14.206
31/07/2019	12:36:35	140	14.204
31/07/2019	12:37:20	274	14.204
31/07/2019	12:43:51	1578	14.22
31/07/2019	12:43:51	156	14.22
31/07/2019	12:45:26	493	14.218
31/07/2019	12:46:17	282	14.214
31/07/2019	12:47:38	728	14.214
31/07/2019	12:48:05	291	14.212
31/07/2019	12:49:54	558	14.22
31/07/2019	12:52:54	1109	14.22
31/07/2019	12:53:30	474	14.226
31/07/2019	12:54:22	282	14.226
31/07/2019	12:54:58	272	14.228
31/07/2019	12:56:05	215	14.226
31/07/2019	12:57:27	547	14.23
31/07/2019	12:58:41	268	14.228
31/07/2019	12:59:38	268	14.232
31/07/2019	12:59:55	141	14.23
31/07/2019	13:00:07	141	14.226
31/07/2019	13:02:09	458	14.228
31/07/2019	13:02:09	218	14.228
31/07/2019	13:02:37	143	14.222
31/07/2019	13:03:06	178	14.22
31/07/2019	13:03:51	275	14.218
31/07/2019	13:04:17	143	14.216
31/07/2019	13:05:10	268	14.214
31/07/2019	13:10:09	1304	14.214
31/07/2019	13:11:07	336	14.214
31/07/2019	13:11:54	269	14.216
31/07/2019	13:12:30	141	14.216
31/07/2019	13:13:58	264	14.21
31/07/2019	13:13:58	145	14.21
31/07/2019	13:15:02	8	14.21
31/07/2019	13:15:02	262	14.21
31/07/2019	13:16:12	270	14.21
31/07/2019	13:16:25	140	14.21
31/07/2019	13:17:38	269	14.208
31/07/2019	13:17:47	21	14.206
31/07/2019	13:18:28	281	14.206
31/07/2019	13:18:44	140	14.204
31/07/2019	13:19:29	264	14.204
31/07/2019	13:20:10	267	14.202
31/07/2019	13:21:45	67	14.208
31/07/2019	13:21:54	423	14.208
31/07/2019	13:22:44	268	14.206
31/07/2019	13:23:08	142	14.202
31/07/2019	13:24:27	262	14.2
31/07/2019	13:25:01	283	14.198

31/07/2019	13:26:10	274	14.196
31/07/2019	13:26:24	144	14.194
31/07/2019	13:26:58	140	14.19
31/07/2019	13:27:58	273	14.188
31/07/2019	13:28:42	264	14.188
31/07/2019	13:30:37	701	14.192
31/07/2019	13:30:55	281	14.192
31/07/2019	13:31:07	212	14.19
31/07/2019	13:31:53	388	14.192
31/07/2019	13:34:38	539	14.19
31/07/2019	13:34:38	265	14.188
31/07/2019	13:34:44	283	14.188
31/07/2019	13:36:18	267	14.19
31/07/2019	13:38:12	506	14.19
31/07/2019	13:38:37	144	14.186
31/07/2019	13:38:49	16	14.188
31/07/2019	13:38:49	121	14.188
31/07/2019	13:39:41	271	14.186
31/07/2019	13:40:56	280	14.186
31/07/2019	13:41:34	80	14.19
31/07/2019	13:42:47	670	14.192
31/07/2019	13:43:18	140	14.19
31/07/2019	13:44:02	264	14.192
31/07/2019	13:44:02	309	14.192
31/07/2019	13:45:41	143	14.194
31/07/2019	13:47:12	536	14.194
31/07/2019	13:47:12	186	14.194
31/07/2019	13:47:45	146	14.192
31/07/2019	13:49:03	589	14.194
31/07/2019	13:49:53	285	14.192
31/07/2019	13:50:43	284	14.188
31/07/2019	13:50:53	141	14.188
31/07/2019	13:51:17	141	14.188
31/07/2019	13:51:38	140	14.188
31/07/2019	13:54:20	67	14.196
31/07/2019	13:55:03	464	14.196
31/07/2019	13:55:03	345	14.196
31/07/2019	13:55:03	666	14.196
31/07/2019	13:55:33	80	14.198
31/07/2019	13:55:33	63	14.198
31/07/2019	13:56:09	74	14.196
31/07/2019	13:56:22	211	14.196
31/07/2019	13:56:22	69	14.196
31/07/2019	13:56:56	140	14.194
31/07/2019	13:57:57	270	14.19
31/07/2019	13:58:01	99	14.188
31/07/2019	13:58:01	69	14.188
31/07/2019	13:58:33	103	14.186
31/07/2019	13:58:51	144	14.186
31/07/2019	13:59:15	141	14.182
31/07/2019	14:01:01	503	14.182
31/07/2019	14:01:01	7	14.182
31/07/2019	14:01:02	258	14.182
31/07/2019	14:01:45	274	14.178

31/07/2019	14:01:46	141	14.178
31/07/2019	14:02:13	142	14.174
31/07/2019	14:02:31	141	14.174
31/07/2019	14:03:08	341	14.182
31/07/2019	14:04:00	274	14.18
31/07/2019	14:04:01	199	14.18
31/07/2019	14:04:55	316	14.188
31/07/2019	14:05:14	313	14.188
31/07/2019	14:05:35	98	14.188
31/07/2019	14:05:35	47	14.188
31/07/2019	14:06:01	146	14.186
31/07/2019	14:06:29	283	14.18
31/07/2019	14:08:04	525	14.188
31/07/2019	14:08:04	267	14.188
31/07/2019	14:08:54	291	14.188
31/07/2019	14:08:58	146	14.188
31/07/2019	14:09:43	291	14.188
31/07/2019	14:10:41	275	14.184
31/07/2019	14:13:24	871	14.19
31/07/2019	14:13:24	189	14.192
31/07/2019	14:15:04	504	14.19
31/07/2019	14:15:28	142	14.186
31/07/2019	14:16:02	275	14.184
31/07/2019	14:16:32	146	14.186
31/07/2019	14:17:01	146	14.184
31/07/2019	14:17:17	140	14.188
31/07/2019	14:18:46	91	14.184
31/07/2019	14:18:56	319	14.184
31/07/2019	14:18:56	141	14.184
31/07/2019	14:19:52	275	14.186
31/07/2019	14:20:24	255	14.186
31/07/2019	14:21:41	268	14.188
31/07/2019	14:21:42	210	14.188
31/07/2019	14:23:13	532	14.186
31/07/2019	14:23:15	142	14.186
31/07/2019	14:24:03	256	14.182
31/07/2019	14:24:41	125	14.182
31/07/2019	14:24:48	238	14.182
31/07/2019	14:25:31	282	14.18
31/07/2019	14:27:00	77	14.182
31/07/2019	14:27:04	90	14.182
31/07/2019	14:27:28	683	14.188
31/07/2019	14:27:40	143	14.186
31/07/2019	14:27:59	67	14.184
31/07/2019	14:28:04	124	14.184
31/07/2019	14:28:25	148	14.18
31/07/2019	14:28:46	143	14.178
31/07/2019	14:30:13	645	14.18
31/07/2019	14:30:13	145	14.18
31/07/2019	14:30:23	72	14.178
31/07/2019	14:30:34	189	14.188
31/07/2019	14:30:43	144	14.188
31/07/2019	14:30:54	145	14.186
31/07/2019	14:31:05	145	14.182

31/07/2019	14:31:22	261	14.18
31/07/2019	14:31:33	145	14.182
31/07/2019	14:32:17	565	14.182
31/07/2019	14:32:41	289	14.18
31/07/2019	14:32:45	160	14.18
31/07/2019	14:33:13	289	14.182
31/07/2019	14:33:13	160	14.182
31/07/2019	14:33:22	227	14.182
31/07/2019	14:33:50	280	14.184
31/07/2019	14:35:11	112	14.194
31/07/2019	14:35:14	1034	14.194
31/07/2019	14:35:19	150	14.19
31/07/2019	14:36:05	339	14.194
31/07/2019	14:36:05	175	14.194
31/07/2019	14:36:42	269	14.188
31/07/2019	14:36:42	198	14.188
31/07/2019	14:37:16	281	14.182
31/07/2019	14:37:21	84	14.18
31/07/2019	14:37:33	149	14.18
31/07/2019	14:37:40	152	14.176
31/07/2019	14:37:47	750	14.176
31/07/2019	14:38:03	706	14.178
31/07/2019	14:40:00	144	14.168
31/07/2019	14:41:08	534	14.17
31/07/2019	14:41:26	275	14.172
31/07/2019	14:42:42	524	14.178
31/07/2019	14:43:22	293	14.176
31/07/2019	14:43:24	212	14.178
31/07/2019	14:43:51	142	14.176
31/07/2019	14:45:16	710	14.186
31/07/2019	14:46:16	619	14.188
31/07/2019	14:46:16	201	14.188
31/07/2019	14:46:38	148	14.188
31/07/2019	14:47:01	243	14.194
31/07/2019	14:47:10	147	14.192
31/07/2019	14:47:28	148	14.19
31/07/2019	14:48:11	517	14.192
31/07/2019	14:48:27	148	14.196
31/07/2019	14:49:14	517	14.192
31/07/2019	14:49:27	148	14.188
31/07/2019	14:50:12	274	14.186
31/07/2019	14:50:36	387	14.192
31/07/2019	14:51:38	496	14.188
31/07/2019	14:51:39	183	14.188
31/07/2019	14:51:55	140	14.188
31/07/2019	14:52:24	410	14.192
31/07/2019	14:52:55	259	14.2
31/07/2019	14:53:13	258	14.2
31/07/2019	14:54:06	286	14.198
31/07/2019	14:54:06	212	14.198
31/07/2019	14:54:11	149	14.196
31/07/2019	14:55:50	835	14.2
31/07/2019	14:55:50	187	14.2
31/07/2019	14:56:36	325	14.204

31/07/2019	14:57:11	181	14.204
31/07/2019	14:57:11	97	14.204
31/07/2019	14:57:11	198	14.204
31/07/2019	14:57:40	267	14.198
31/07/2019	14:59:17	473	14.202
31/07/2019	14:59:17	90	14.202
31/07/2019	14:59:17	375	14.202
31/07/2019	14:59:34	66	14.2
31/07/2019	14:59:40	162	14.2
31/07/2019	14:59:59	148	14.202
31/07/2019	15:00:17	148	14.2
31/07/2019	15:00:47	366	14.204
31/07/2019	15:01:05	148	14.204
31/07/2019	15:01:55	504	14.2
31/07/2019	15:02:08	148	14.198
31/07/2019	15:02:20	148	14.198
31/07/2019	15:02:55	291	14.196
31/07/2019	15:04:44	144	14.198
31/07/2019	15:05:45	367	14.202
31/07/2019	15:05:45	275	14.202
31/07/2019	15:05:58	151	14.198
31/07/2019	15:06:16	206	14.198
31/07/2019	15:06:38	200	14.196
31/07/2019	15:06:45	141	14.192
31/07/2019	15:08:29	240	14.196
31/07/2019	15:08:29	143	14.196
31/07/2019	15:09:25	161	14.194
31/07/2019	15:11:28	1116	14.198
31/07/2019	15:12:02	287	14.202
31/07/2019	15:12:51	363	14.206
31/07/2019	15:13:48	680	14.212
31/07/2019	15:14:40	234	14.208
31/07/2019	15:15:05	247	14.208
31/07/2019	15:15:18	144	14.208
31/07/2019	15:15:19	147	14.208
31/07/2019	15:16:00	260	14.206
31/07/2019	15:16:57	476	14.21
31/07/2019	15:16:57	147	14.21
31/07/2019	15:17:33	164	14.208
31/07/2019	15:18:38	226	14.204
31/07/2019	15:18:47	170	14.202
31/07/2019	15:19:34	233	14.204
31/07/2019	15:19:53	157	14.206
31/07/2019	15:20:44	267	14.2
31/07/2019	15:20:54	137	14.206
31/07/2019	15:21:27	174	14.204
31/07/2019	15:22:18	229	14.202
31/07/2019	15:22:52	184	14.196
31/07/2019	15:22:57	229	14.196
31/07/2019	15:22:57	197	14.196
31/07/2019	15:24:05	185	14.192
31/07/2019	15:24:16	157	14.19
31/07/2019	15:24:16	466	14.19
31/07/2019	15:24:17	199	14.19

31/07/2019	15:24:19	157	14.188
31/07/2019	15:24:24	75	14.19
31/07/2019	15:24:24	750	14.19
31/07/2019	15:24:24	543	14.19
31/07/2019	15:24:24	240	14.19
31/07/2019	15:24:28	200	14.186
31/07/2019	15:24:32	357	14.19
31/07/2019	15:24:41	175	14.184
31/07/2019	15:24:47	144	14.182
31/07/2019	15:25:16	245	14.182
31/07/2019	15:25:24	111	14.184
31/07/2019	15:25:36	164	14.186
31/07/2019	15:25:46	260	14.19
31/07/2019	15:25:53	304	14.188
31/07/2019	15:26:34	381	14.19
31/07/2019	15:26:50	177	14.188
31/07/2019	15:27:25	265	14.182
31/07/2019	15:28:03	155	14.182
31/07/2019	15:28:39	171	14.176
31/07/2019	15:29:30	160	14.174
31/07/2019	15:29:30	100	14.17
31/07/2019	15:29:31	1352	14.17
31/07/2019	15:29:31	774	14.17
31/07/2019	15:29:41	328	14.176
31/07/2019	15:30:02	262	14.188
31/07/2019	15:30:10	659	14.192
31/07/2019	15:30:14	180	14.198
31/07/2019	15:30:16	900	14.19
31/07/2019	15:30:16	573	14.192
31/07/2019	15:30:27	791	14.192
31/07/2019	15:30:51	781	14.194
31/07/2019	15:31:09	152	14.192
31/07/2019	15:31:38	302	14.188
31/07/2019	15:31:47	250	14.192
31/07/2019	15:32:05	228	14.19
31/07/2019	15:32:24	155	14.188
31/07/2019	15:33:29	157	14.202
31/07/2019	15:33:39	184	14.202
31/07/2019	15:33:53	191	14.198
31/07/2019	15:33:53	486	14.198
31/07/2019	15:34:29	484	14.194
31/07/2019	15:34:41	181	14.192
31/07/2019	15:34:54	483	14.19
31/07/2019	15:34:54	204	14.19
31/07/2019	15:34:55	61	14.19
31/07/2019	15:34:55	302	14.19
31/07/2019	15:35:02	176	14.186
31/07/2019	15:35:53	460	14.19
31/07/2019	15:36:04	182	14.192
31/07/2019	15:36:49	258	14.196
31/07/2019	15:37:24	167	14.194
31/07/2019	15:37:59	354	14.198
31/07/2019	15:38:34	474	14.198
31/07/2019	15:38:45	180	14.196

31/07/2019	15:39:50	142	14.196
31/07/2019	15:40:09	957	14.2
31/07/2019	15:40:10	571	14.2
31/07/2019	15:40:35	276	14.198
31/07/2019	15:40:51	374	14.198
31/07/2019	15:41:21	179	14.198
31/07/2019	15:42:59	225	14.196
31/07/2019	15:43:05	149	14.194
31/07/2019	15:43:31	247	14.198
31/07/2019	15:44:02	459	14.196
31/07/2019	15:45:44	391	14.194
31/07/2019	15:46:30	320	14.198
31/07/2019	15:46:30	136	14.198
31/07/2019	15:47:07	230	14.204
31/07/2019	15:47:13	364	14.2
31/07/2019	15:47:26	336	14.198
31/07/2019	15:47:40	153	14.194
31/07/2019	15:48:02	291	14.196
31/07/2019	15:48:02	132	14.196
31/07/2019	15:49:08	193	14.196
31/07/2019	15:49:34	142	14.194
31/07/2019	15:50:14	179	14.196
31/07/2019	15:50:24	131	14.196
31/07/2019	15:50:29	145	14.194
31/07/2019	15:51:25	301	14.19
31/07/2019	15:51:53	219	14.19
31/07/2019	15:51:53	230	14.19
31/07/2019	15:51:55	168	14.188
31/07/2019	15:52:25	186	14.194
31/07/2019	15:52:26	136	14.194
31/07/2019	15:52:26	68	14.194
31/07/2019	15:52:39	353	14.194
31/07/2019	15:53:07	191	14.198
31/07/2019	15:54:07	234	14.204
31/07/2019	15:54:07	315	14.202
31/07/2019	15:54:09	271	14.204
31/07/2019	15:54:34	298	14.202
31/07/2019	15:55:11	282	14.202
31/07/2019	15:56:35	150	14.202
31/07/2019	15:56:41	173	14.202
31/07/2019	15:57:20	182	14.206
31/07/2019	15:57:34	301	14.206
31/07/2019	15:58:17	202	14.208
31/07/2019	15:58:40	228	14.206
31/07/2019	15:59:09	241	14.202
31/07/2019	15:59:14	330	14.202
31/07/2019	15:59:17	607	14.198
31/07/2019	15:59:29	175	14.198
31/07/2019	15:59:30	168	14.202
31/07/2019	15:59:38	490	14.198
31/07/2019	15:59:52	167	14.196
31/07/2019	16:00:02	380	14.198
31/07/2019	16:00:20	240	14.194
31/07/2019	16:00:44	366	14.196

31/07/2019	16:01:31	425	14.2
31/07/2019	16:01:39	504	14.2
31/07/2019	16:02:28	257	14.198
31/07/2019	16:03:20	209	14.198
31/07/2019	16:03:49	162	14.196
31/07/2019	16:04:22	604	14.2
31/07/2019	16:04:27	216	14.198
31/07/2019	16:04:52	185	14.2
31/07/2019	16:05:47	211	14.2
31/07/2019	16:06:09	197	14.198
31/07/2019	16:06:23	281	14.198
31/07/2019	16:06:29	295	14.196
31/07/2019	16:06:33	5	14.196
31/07/2019	16:06:33	297	14.196
31/07/2019	16:06:41	141	14.198
31/07/2019	16:06:42	169	14.198
31/07/2019	16:06:43	142	14.198
31/07/2019	16:06:51	189	14.198
31/07/2019	16:06:51	3	14.198
31/07/2019	16:06:53	210	14.2
31/07/2019	16:07:03	441	14.2
31/07/2019	16:07:16	521	14.2
31/07/2019	16:07:29	144	14.198
31/07/2019	16:08:23	177	14.198
31/07/2019	16:08:31	417	14.202
31/07/2019	16:09:22	650	14.204
31/07/2019	16:09:35	360	14.206
31/07/2019	16:10:41	286	14.208
31/07/2019	16:10:42	60	14.208
31/07/2019	16:10:47	284	14.206
31/07/2019	16:10:57	142	14.206
31/07/2019	16:11:18	235	14.208
31/07/2019	16:11:59	253	14.21
31/07/2019	16:12:23	143	14.208
31/07/2019	16:13:16	394	14.208
31/07/2019	16:13:35	577	14.21
31/07/2019	16:13:52	354	14.212
31/07/2019	16:14:36	571	14.214
31/07/2019	16:14:49	495	14.214
31/07/2019	16:15:35	394	14.216
31/07/2019	16:15:58	168	14.216
31/07/2019	16:16:01	185	14.214
31/07/2019	16:16:03	148	14.214
31/07/2019	16:16:11	149	14.218
31/07/2019	16:16:28	162	14.218
31/07/2019	16:16:29	194	14.218
31/07/2019	16:16:53	214	14.216
31/07/2019	16:17:45	151	14.212
31/07/2019	16:18:18	427	14.214
31/07/2019	16:18:44	757	14.214
31/07/2019	16:19:03	335	14.212
31/07/2019	16:19:16	177	14.212
31/07/2019	16:20:01	285	14.214
31/07/2019	16:20:07	180	14.212

31/07/2019	16:20:07	222	14.212
31/07/2019	16:20:12	100	14.212
31/07/2019	16:20:12	47	14.212
31/07/2019	16:20:22	499	14.208
31/07/2019	16:20:22	296	14.208
31/07/2019	16:20:43	371	14.208
31/07/2019	16:21:01	408	14.206
31/07/2019	16:21:09	259	14.208
31/07/2019	16:22:06	138	14.216
31/07/2019	16:22:07	648	14.216
31/07/2019	16:22:13	149	14.216
31/07/2019	16:22:23	158	14.212
31/07/2019	16:22:34	623	14.212
31/07/2019	16:22:54	165	14.21
31/07/2019	16:23:14	359	14.21
31/07/2019	16:23:21	500	14.212
31/07/2019	16:23:57	165	14.21
31/07/2019	16:24:38	376	14.21
31/07/2019	16:24:38	286	14.21
31/07/2019	16:24:44	152	14.204
31/07/2019	16:24:55	592	14.202
31/07/2019	16:29:03	2100	14.19
31/07/2019	16:29:03	1349	14.19
31/07/2019	16:29:46	626	14.19
31/07/2019	16:29:46	125	14.19
31/07/2019	16:29:46	598	14.19
31/07/2019	16:29:50	1202	14.19
01/08/2019	08:00:09	141	14.1
01/08/2019	08:00:20	150	14.06
01/08/2019	08:01:20	1509	14.078
01/08/2019	08:01:43	158	14.072
01/08/2019	08:01:43	315	14.072
01/08/2019	08:01:43	190	14.072
01/08/2019	08:02:19	719	14.074
01/08/2019	08:02:19	54	14.074
01/08/2019	08:02:25	188	14.066
01/08/2019	08:02:28	284	14.066
01/08/2019	08:02:35	159	14.064
01/08/2019	08:03:06	555	14.066
01/08/2019	08:03:11	238	14.066
01/08/2019	08:03:12	159	14.066
01/08/2019	08:03:16	159	14.064
01/08/2019	08:03:28	318	14.066
01/08/2019	08:03:51	582	14.064
01/08/2019	08:03:58	186	14.07
01/08/2019	08:04:30	487	14.07
01/08/2019	08:04:49	334	14.062
01/08/2019	08:05:08	497	14.068
01/08/2019	08:05:09	173	14.068
01/08/2019	08:05:31	227	14.076
01/08/2019	08:05:55	413	14.086
01/08/2019	08:06:06	142	14.09
01/08/2019	08:06:56	696	14.092
01/08/2019	08:07:03	171	14.104

01/08/2019	08:07:44	412	14.102
01/08/2019	08:08:06	298	14.102
01/08/2019	08:08:06	171	14.102
01/08/2019	08:08:42	511	14.118
01/08/2019	08:08:52	143	14.11
01/08/2019	08:09:18	255	14.12
01/08/2019	08:09:33	270	14.114
01/08/2019	08:09:43	143	14.112
01/08/2019	08:10:07	100	14.11
01/08/2019	08:10:07	31	14.11
01/08/2019	08:10:07	153	14.11
01/08/2019	08:10:29	339	14.12
01/08/2019	08:10:42	150	14.114
01/08/2019	08:11:02	150	14.11
01/08/2019	08:11:14	150	14.11
01/08/2019	08:11:26	149	14.102
01/08/2019	08:11:44	242	14.106
01/08/2019	08:11:54	150	14.1
01/08/2019	08:12:30	300	14.094
01/08/2019	08:12:35	149	14.092
01/08/2019	08:13:06	277	14.094
01/08/2019	08:13:50	579	14.112
01/08/2019	08:14:20	273	14.11
01/08/2019	08:15:13	217	14.116
01/08/2019	08:15:17	311	14.116
01/08/2019	08:15:17	250	14.116
01/08/2019	08:15:39	283	14.128
01/08/2019	08:15:48	148	14.128
01/08/2019	08:16:27	223	14.136
01/08/2019	08:16:33	369	14.136
01/08/2019	08:16:48	202	14.14
01/08/2019	08:17:20	283	14.14
01/08/2019	08:17:20	175	14.14
01/08/2019	08:17:36	148	14.136
01/08/2019	08:17:48	148	14.136
01/08/2019	08:18:09	282	14.132
01/08/2019	08:18:19	148	14.126
01/08/2019	08:19:07	700	14.132
01/08/2019	08:19:18	148	14.128
01/08/2019	08:19:30	148	14.126
01/08/2019	08:19:40	148	14.126
01/08/2019	08:19:52	148	14.136
01/08/2019	08:20:16	128	14.136
01/08/2019	08:20:16	138	14.136
01/08/2019	08:21:02	496	14.146
01/08/2019	08:21:17	142	14.146
01/08/2019	08:22:03	456	14.168
01/08/2019	08:22:19	108	14.162
01/08/2019	08:22:19	33	14.162
01/08/2019	08:22:29	142	14.162
01/08/2019	08:22:46	142	14.16
01/08/2019	08:23:10	263	14.166
01/08/2019	08:23:29	141	14.162
01/08/2019	08:24:02	264	14.162

01/08/2019	08:24:05	141	14.158
01/08/2019	08:24:49	263	14.16
01/08/2019	08:24:49	183	14.16
01/08/2019	08:25:05	142	14.154
01/08/2019	08:25:24	144	14.15
01/08/2019	08:25:29	145	14.146
01/08/2019	08:26:11	269	14.146
01/08/2019	08:26:11	142	14.146
01/08/2019	08:26:24	147	14.142
01/08/2019	08:26:43	145	14.138
01/08/2019	08:26:59	165	14.148
01/08/2019	08:27:23	290	14.146
01/08/2019	08:27:50	289	14.148
01/08/2019	08:29:58	769	14.16
01/08/2019	08:30:00	513	14.16
01/08/2019	08:30:58	37	14.168
01/08/2019	08:30:58	175	14.168
01/08/2019	08:30:58	431	14.168
01/08/2019	08:31:11	143	14.166
01/08/2019	08:31:24	143	14.17
01/08/2019	08:31:49	230	14.18
01/08/2019	08:32:01	143	14.178
01/08/2019	08:32:17	264	14.18
01/08/2019	08:32:53	263	14.174
01/08/2019	08:33:09	264	14.174
01/08/2019	08:33:31	263	14.172
01/08/2019	08:34:29	571	14.18
01/08/2019	08:34:54	264	14.178
01/08/2019	08:35:35	506	14.186
01/08/2019	08:36:22	299	14.186
01/08/2019	08:36:23	213	14.19
01/08/2019	08:36:45	277	14.19
01/08/2019	08:37:13	124	14.188
01/08/2019	08:37:13	153	14.188
01/08/2019	08:37:25	149	14.186
01/08/2019	08:37:56	299	14.186
01/08/2019	08:38:36	277	14.184
01/08/2019	08:38:40	149	14.184
01/08/2019	08:39:37	565	14.18
01/08/2019	08:40:26	563	14.18
01/08/2019	08:41:05	297	14.174
01/08/2019	08:41:39	180	14.174
01/08/2019	08:41:39	116	14.174
01/08/2019	08:42:23	239	14.174
01/08/2019	08:43:01	200	14.176
01/08/2019	08:43:01	159	14.176
01/08/2019	08:43:04	187	14.174
01/08/2019	08:43:49	296	14.17
01/08/2019	08:44:05	149	14.168
01/08/2019	08:44:49	497	14.17
01/08/2019	08:45:17	116	14.172
01/08/2019	08:45:39	261	14.172
01/08/2019	08:45:44	145	14.168
01/08/2019	08:46:27	368	14.172

01/08/2019	08:46:40	146	14.174
01/08/2019	08:47:01	145	14.172
01/08/2019	08:47:31	262	14.172
01/08/2019	08:47:36	145	14.168
01/08/2019	08:48:02	262	14.17
01/08/2019	08:49:10	504	14.17
01/08/2019	08:49:20	164	14.17
01/08/2019	08:49:45	291	14.17
01/08/2019	08:50:05	145	14.164
01/08/2019	08:50:35	288	14.168
01/08/2019	08:51:15	288	14.168
01/08/2019	08:51:15	153	14.17
01/08/2019	08:51:42	288	14.172
01/08/2019	08:53:33	1006	14.176
01/08/2019	08:54:06	354	14.184
01/08/2019	08:54:36	288	14.186
01/08/2019	08:55:04	292	14.188
01/08/2019	08:55:28	143	14.174
01/08/2019	08:56:01	285	14.174
01/08/2019	08:56:38	202	14.18
01/08/2019	08:56:47	83	14.18
01/08/2019	08:56:51	152	14.18
01/08/2019	08:57:06	65	14.18
01/08/2019	08:57:06	78	14.18
01/08/2019	08:57:47	196	14.18
01/08/2019	08:58:04	1	14.18
01/08/2019	08:58:12	340	14.18
01/08/2019	08:59:46	714	14.184
01/08/2019	09:00:01	143	14.182
01/08/2019	09:01:04	546	14.188
01/08/2019	09:02:30	456	14.204
01/08/2019	09:02:30	275	14.204
01/08/2019	09:02:44	142	14.2
01/08/2019	09:03:16	286	14.204
01/08/2019	09:04:01	285	14.204
01/08/2019	09:04:16	143	14.2
01/08/2019	09:05:11	479	14.202
01/08/2019	09:05:29	145	14.198
01/08/2019	09:05:58	287	14.196
01/08/2019	09:06:04	144	14.194
01/08/2019	09:06:17	144	14.192
01/08/2019	09:07:31	603	14.2
01/08/2019	09:07:39	144	14.196
01/08/2019	09:07:52	144	14.198
01/08/2019	09:08:07	144	14.194
01/08/2019	09:08:21	143	14.194
01/08/2019	09:08:36	144	14.186
01/08/2019	09:09:06	259	14.19
01/08/2019	09:09:18	144	14.188
01/08/2019	09:09:31	143	14.188
01/08/2019	09:10:02	259	14.192
01/08/2019	09:10:20	23	14.196
01/08/2019	09:10:38	214	14.196
01/08/2019	09:11:09	291	14.202

01/08/2019	09:11:32	145	14.194
01/08/2019	09:11:53	146	14.19
01/08/2019	09:12:06	145	14.19
01/08/2019	09:12:34	200	14.188
01/08/2019	09:12:34	83	14.188
01/08/2019	09:13:31	363	14.198
01/08/2019	09:13:40	145	14.196
01/08/2019	09:14:05	146	14.192
01/08/2019	09:14:54	444	14.208
01/08/2019	09:15:11	145	14.206
01/08/2019	09:15:29	143	14.206
01/08/2019	09:15:53	249	14.198
01/08/2019	09:16:01	144	14.198
01/08/2019	09:16:25	144	14.194
01/08/2019	09:16:41	144	14.194
01/08/2019	09:16:49	143	14.188
01/08/2019	09:17:04	144	14.186
01/08/2019	09:17:25	201	14.19
01/08/2019	09:18:07	230	14.2
01/08/2019	09:18:07	101	14.2
01/08/2019	09:18:27	292	14.2
01/08/2019	09:20:01	547	14.2
01/08/2019	09:20:43	468	14.204
01/08/2019	09:20:52	159	14.204
01/08/2019	09:22:06	525	14.202
01/08/2019	09:22:36	145	14.194
01/08/2019	09:23:04	144	14.188
01/08/2019	09:23:33	154	14.188
01/08/2019	09:23:33	129	14.188
01/08/2019	09:24:22	282	14.186
01/08/2019	09:24:40	145	14.184
01/08/2019	09:25:07	144	14.182
01/08/2019	09:25:25	145	14.172
01/08/2019	09:26:48	506	14.172
01/08/2019	09:27:20	199	14.166
01/08/2019	09:27:20	7	14.166
01/08/2019	09:27:42	5	14.168
01/08/2019	09:27:48	22	14.168
01/08/2019	09:27:48	116	14.168
01/08/2019	09:28:01	144	14.162
01/08/2019	09:28:52	257	14.16
01/08/2019	09:29:10	143	14.16
01/08/2019	09:29:37	143	14.158
01/08/2019	09:30:47	114	14.154
01/08/2019	09:31:21	553	14.158
01/08/2019	09:31:31	147	14.154
01/08/2019	09:32:27	259	14.154
01/08/2019	09:32:32	141	14.152
01/08/2019	09:33:00	147	14.152
01/08/2019	09:33:30	187	14.152
01/08/2019	09:34:11	287	14.152
01/08/2019	09:34:31	147	14.132
01/08/2019	09:35:01	147	14.126
01/08/2019	09:35:12	143	14.124

01/08/2019	09:35:40	147	14.118
01/08/2019	09:36:04	146	14.118
01/08/2019	09:37:22	525	14.12
01/08/2019	09:38:01	142	14.124
01/08/2019	09:38:29	228	14.128
01/08/2019	09:39:00	229	14.134
01/08/2019	09:39:17	146	14.126
01/08/2019	09:39:46	184	14.134
01/08/2019	09:40:23	146	14.136
01/08/2019	09:40:40	147	14.14
01/08/2019	09:41:24	196	14.148
01/08/2019	09:41:24	121	14.148
01/08/2019	09:41:50	146	14.14
01/08/2019	09:42:26	146	14.14
01/08/2019	09:42:52	280	14.14
01/08/2019	09:46:35	964	14.148
01/08/2019	09:46:36	326	14.15
01/08/2019	09:48:04	13	14.16
01/08/2019	09:48:04	400	14.16
01/08/2019	09:49:38	339	14.16
01/08/2019	09:49:39	158	14.16
01/08/2019	09:50:36	68	14.154
01/08/2019	09:50:53	298	14.154
01/08/2019	09:51:05	145	14.154
01/08/2019	09:51:33	146	14.168
01/08/2019	09:52:57	280	14.164
01/08/2019	09:52:57	190	14.164
01/08/2019	09:54:02	167	14.166
01/08/2019	09:55:33	435	14.17
01/08/2019	09:55:33	36	14.17
01/08/2019	09:55:36	50	14.17
01/08/2019	09:56:00	354	14.174
01/08/2019	09:56:34	142	14.172
01/08/2019	09:56:48	142	14.172
01/08/2019	09:57:10	143	14.168
01/08/2019	09:57:34	58	14.168
01/08/2019	09:57:51	143	14.168
01/08/2019	09:59:03	278	14.17
01/08/2019	09:59:03	190	14.17
01/08/2019	10:00:01	272	14.168
01/08/2019	10:01:12	439	14.172
01/08/2019	10:01:15	154	14.172
01/08/2019	10:02:17	438	14.182
01/08/2019	10:02:17	10	14.182
01/08/2019	10:02:42	147	14.184
01/08/2019	10:03:04	144	14.184
01/08/2019	10:03:04	3	14.184
01/08/2019	10:03:26	147	14.192
01/08/2019	10:04:14	350	14.198
01/08/2019	10:05:24	443	14.224
01/08/2019	10:05:32	141	14.236
01/08/2019	10:05:48	142	14.232
01/08/2019	10:06:05	141	14.222
01/08/2019	10:06:25	142	14.22

01/08/2019	10:08:02	770	14.234
01/08/2019	10:08:47	275	14.24
01/08/2019	10:09:22	275	14.24
01/08/2019	10:09:36	142	14.234
01/08/2019	10:09:59	141	14.234
01/08/2019	10:10:07	53	14.236
01/08/2019	10:10:47	280	14.23
01/08/2019	10:11:05	142	14.232
01/08/2019	10:12:04	273	14.236
01/08/2019	10:12:31	142	14.236
01/08/2019	10:12:43	142	14.232
01/08/2019	10:13:05	142	14.234
01/08/2019	10:14:29	510	14.232
01/08/2019	10:14:59	142	14.224
01/08/2019	10:16:13	480	14.22
01/08/2019	10:16:31	143	14.218
01/08/2019	10:17:24	278	14.212
01/08/2019	10:17:34	142	14.21
01/08/2019	10:18:37	482	14.204
01/08/2019	10:19:10	142	14.206
01/08/2019	10:19:27	143	14.204
01/08/2019	10:19:46	183	14.208
01/08/2019	10:20:37	282	14.204
01/08/2019	10:21:05	142	14.208
01/08/2019	10:21:53	280	14.208
01/08/2019	10:24:51	945	14.22
01/08/2019	10:25:47	392	14.22
01/08/2019	10:26:05	142	14.216
01/08/2019	10:28:44	1080	14.226
01/08/2019	10:29:12	256	14.226
01/08/2019	10:29:36	142	14.226
01/08/2019	10:30:01	142	14.226
01/08/2019	10:30:53	274	14.228
01/08/2019	10:31:01	140	14.226
01/08/2019	10:31:17	140	14.226
01/08/2019	10:33:03	508	14.226
01/08/2019	10:33:03	172	14.226
01/08/2019	10:33:55	285	14.224
01/08/2019	10:34:30	111	14.224
01/08/2019	10:34:30	29	14.224
01/08/2019	10:35:04	140	14.222
01/08/2019	10:35:22	242	14.222
01/08/2019	10:36:39	517	14.22
01/08/2019	10:37:41	43	14.218
01/08/2019	10:37:41	235	14.218
01/08/2019	10:38:00	271	14.222
01/08/2019	10:38:46	278	14.222
01/08/2019	10:39:13	142	14.224
01/08/2019	10:39:47	278	14.222
01/08/2019	10:40:22	226	14.226
01/08/2019	10:41:49	517	14.23
01/08/2019	10:42:24	278	14.226
01/08/2019	10:42:54	142	14.226
01/08/2019	10:43:47	278	14.222

01/08/2019	10:44:03	15	14.22
01/08/2019	10:44:08	231	14.22
01/08/2019	10:44:08	6	14.22
01/08/2019	10:44:54	34	14.212
01/08/2019	10:44:54	88	14.212
01/08/2019	10:44:54	155	14.212
01/08/2019	10:46:02	440	14.214
01/08/2019	10:46:27	142	14.21
01/08/2019	10:47:50	750	14.224
01/08/2019	10:47:50	36	14.226
01/08/2019	10:48:43	287	14.216
01/08/2019	10:49:06	142	14.218
01/08/2019	10:51:51	792	14.228
01/08/2019	10:51:51	172	14.228
01/08/2019	10:54:02	183	14.244
01/08/2019	10:54:02	267	14.244
01/08/2019	10:54:02	208	14.244
01/08/2019	10:54:46	142	14.244
01/08/2019	10:55:26	273	14.244
01/08/2019	10:55:58	142	14.256
01/08/2019	10:56:50	220	14.262
01/08/2019	10:56:50	154	14.262
01/08/2019	10:57:48	272	14.262
01/08/2019	10:58:03	142	14.26
01/08/2019	11:00:25	764	14.264
01/08/2019	11:01:54	188	14.264
01/08/2019	11:01:54	75	14.264
01/08/2019	11:02:00	155	14.262
01/08/2019	11:02:40	140	14.26
01/08/2019	11:05:23	658	14.258
01/08/2019	11:07:54	183	14.266
01/08/2019	11:07:54	305	14.266
01/08/2019	11:08:23	222	14.264
01/08/2019	11:08:25	140	14.264
01/08/2019	11:08:58	140	14.256
01/08/2019	11:09:53	33	14.26
01/08/2019	11:10:14	283	14.266
01/08/2019	11:10:39	144	14.268
01/08/2019	11:11:31	264	14.27
01/08/2019	11:14:02	501	14.266
01/08/2019	11:14:02	243	14.266
01/08/2019	11:15:36	491	14.266
01/08/2019	11:15:45	142	14.264
01/08/2019	11:16:08	142	14.256
01/08/2019	11:16:42	142	14.246
01/08/2019	11:17:11	142	14.246
01/08/2019	11:19:04	563	14.258
01/08/2019	11:19:05	195	14.258
01/08/2019	11:19:50	142	14.256
01/08/2019	11:20:05	142	14.252
01/08/2019	11:21:18	100	14.254
01/08/2019	11:21:26	343	14.254
01/08/2019	11:23:11	460	14.264
01/08/2019	11:23:11	100	14.264

01/08/2019	11:26:11	899	14.262
01/08/2019	11:26:51	140	14.26
01/08/2019	11:27:30	267	14.256
01/08/2019	11:28:35	267	14.254
01/08/2019	11:29:06	140	14.25
01/08/2019	11:29:38	140	14.246
01/08/2019	11:31:01	274	14.244
01/08/2019	11:31:01	182	14.244
01/08/2019	11:31:35	200	14.256
01/08/2019	11:32:17	50	14.25
01/08/2019	11:32:32	201	14.25
01/08/2019	11:32:49	143	14.25
01/08/2019	11:33:45	274	14.252
01/08/2019	11:34:08	142	14.25
01/08/2019	11:37:00	903	14.254
01/08/2019	11:37:57	275	14.25
01/08/2019	11:38:59	274	14.25
01/08/2019	11:39:57	270	14.248
01/08/2019	11:40:19	140	14.246
01/08/2019	11:41:48	266	14.244
01/08/2019	11:42:09	159	14.24
01/08/2019	11:43:09	266	14.236
01/08/2019	11:44:30	267	14.234
01/08/2019	11:45:28	375	14.234
01/08/2019	11:45:48	143	14.23
01/08/2019	11:46:37	143	14.226
01/08/2019	11:47:21	140	14.212
01/08/2019	11:47:36	143	14.214
01/08/2019	11:48:15	140	14.21
01/08/2019	11:50:23	434	14.21
01/08/2019	11:51:13	270	14.208
01/08/2019	11:51:39	140	14.214
01/08/2019	11:54:00	488	14.212
01/08/2019	11:54:00	168	14.212
01/08/2019	11:55:11	266	14.204
01/08/2019	11:55:29	143	14.204
01/08/2019	11:56:02	179	14.206
01/08/2019	11:59:35	720	14.208
01/08/2019	11:59:41	298	14.208
01/08/2019	12:01:49	553	14.214
01/08/2019	12:01:49	46	14.214
01/08/2019	12:02:17	269	14.212
01/08/2019	12:03:39	269	14.216
01/08/2019	12:03:49	179	14.214
01/08/2019	12:04:19	174	14.22
01/08/2019	12:06:03	444	14.234
01/08/2019	12:06:03	160	14.236
01/08/2019	12:06:40	142	14.23
01/08/2019	12:07:57	509	14.23
01/08/2019	12:08:35	143	14.23
01/08/2019	12:08:43	142	14.226
01/08/2019	12:09:48	272	14.226
01/08/2019	12:10:24	273	14.226
01/08/2019	12:11:18	268	14.22

01/08/2019	12:11:54	142	14.216
01/08/2019	12:12:21	42	14.216
01/08/2019	12:14:08	656	14.218
01/08/2019	12:14:43	142	14.216
01/08/2019	12:15:16	270	14.214
01/08/2019	12:16:59	407	14.216
01/08/2019	12:20:56	993	14.226
01/08/2019	12:20:56	213	14.226
01/08/2019	12:22:40	450	14.222
01/08/2019	12:23:12	223	14.23
01/08/2019	12:23:57	142	14.22
01/08/2019	12:24:10	142	14.216
01/08/2019	12:24:49	142	14.214
01/08/2019	12:26:39	40	14.216
01/08/2019	12:26:39	197	14.216
01/08/2019	12:27:29	301	14.216
01/08/2019	12:28:38	142	14.212
01/08/2019	12:29:31	192	14.208
01/08/2019	12:29:36	640	14.21
01/08/2019	12:29:36	24	14.21
01/08/2019	12:29:45	303	14.208
01/08/2019	12:33:17	194	14.214
01/08/2019	12:34:12	269	14.21
01/08/2019	12:34:28	140	14.21
01/08/2019	12:34:43	140	14.208
01/08/2019	12:37:14	666	14.206
01/08/2019	12:38:03	142	14.21
01/08/2019	12:38:19	142	14.208
01/08/2019	12:40:04	271	14.21
01/08/2019	12:40:16	177	14.21
01/08/2019	12:40:41	142	14.206
01/08/2019	12:42:07	269	14.198
01/08/2019	12:42:51	269	14.192
01/08/2019	12:43:22	143	14.186
01/08/2019	12:44:14	142	14.176
01/08/2019	12:44:42	143	14.18
01/08/2019	12:45:11	160	14.18
01/08/2019	12:45:21	149	14.176
01/08/2019	12:45:41	148	14.172
01/08/2019	12:47:07	497	14.172
01/08/2019	12:47:07	262	14.172
01/08/2019	12:47:43	296	14.17
01/08/2019	12:47:58	148	14.168
01/08/2019	12:49:36	220	14.178
01/08/2019	12:49:36	10	14.178
01/08/2019	12:50:12	660	14.178
01/08/2019	12:50:12	233	14.178
01/08/2019	12:51:38	412	14.18
01/08/2019	12:52:12	142	14.178
01/08/2019	12:53:17	270	14.178
01/08/2019	12:54:17	60	14.174
01/08/2019	12:54:17	210	14.174
01/08/2019	12:55:16	299	14.184
01/08/2019	12:56:43	450	14.186

01/08/2019	12:57:25	141	14.186
01/08/2019	12:58:03	271	14.188
01/08/2019	12:59:41	490	14.188
01/08/2019	13:00:10	145	14.182
01/08/2019	13:00:54	142	14.184
01/08/2019	13:01:35	280	14.18
01/08/2019	13:01:56	143	14.176
01/08/2019	13:03:55	56	14.178
01/08/2019	13:04:32	455	14.178
01/08/2019	13:05:31	500	14.178
01/08/2019	13:05:31	171	14.178
01/08/2019	13:07:19	505	14.18
01/08/2019	13:07:56	143	14.178
01/08/2019	13:08:47	144	14.176
01/08/2019	13:09:22	278	14.176
01/08/2019	13:09:55	143	14.174
01/08/2019	13:13:13	622	14.182
01/08/2019	13:13:51	205	14.178
01/08/2019	13:13:51	143	14.178
01/08/2019	13:14:35	143	14.174
01/08/2019	13:15:08	144	14.17
01/08/2019	13:15:51	271	14.174
01/08/2019	13:19:45	883	14.174
01/08/2019	13:19:45	218	14.174
01/08/2019	13:19:54	4	14.172
01/08/2019	13:19:54	141	14.172
01/08/2019	13:21:22	279	14.172
01/08/2019	13:21:22	159	14.172
01/08/2019	13:22:09	141	14.168
01/08/2019	13:22:45	145	14.164
01/08/2019	13:22:52	141	14.16
01/08/2019	13:23:47	271	14.158
01/08/2019	13:26:04	507	14.156
01/08/2019	13:26:43	159	14.156
01/08/2019	13:26:51	158	14.156
01/08/2019	13:27:25	144	14.156
01/08/2019	13:27:41	144	14.156
01/08/2019	13:29:47	478	14.154
01/08/2019	13:31:56	722	14.154
01/08/2019	13:31:56	247	14.154
01/08/2019	13:32:36	287	14.152
01/08/2019	13:33:14	287	14.15
01/08/2019	13:34:58	515	14.152
01/08/2019	13:34:59	186	14.15
01/08/2019	13:35:45	142	14.148
01/08/2019	13:36:03	144	14.148
01/08/2019	13:36:25	143	14.148
01/08/2019	13:37:21	268	14.152
01/08/2019	13:38:12	143	14.152
01/08/2019	13:38:26	144	14.146
01/08/2019	13:39:50	282	14.148
01/08/2019	13:39:50	144	14.148
01/08/2019	13:40:36	265	14.142
01/08/2019	13:42:05	274	14.142

01/08/2019	13:42:05	179	14.142
01/08/2019	13:43:06	270	14.144
01/08/2019	13:43:22	139	14.14
01/08/2019	13:45:00	501	14.14
01/08/2019	13:46:25	501	14.142
01/08/2019	13:47:28	285	14.138
01/08/2019	13:47:28	147	14.138
01/08/2019	13:47:58	146	14.136
01/08/2019	13:48:48	285	14.136
01/08/2019	13:49:04	147	14.136
01/08/2019	13:49:22	146	14.138
01/08/2019	13:50:12	281	14.136
01/08/2019	13:51:35	604	14.138
01/08/2019	13:52:18	356	14.138
01/08/2019	13:53:33	307	14.136
01/08/2019	13:53:34	226	14.136
01/08/2019	13:54:14	256	14.13
01/08/2019	13:54:53	141	14.13
01/08/2019	13:54:53	609	14.13
01/08/2019	13:54:54	337	14.13
01/08/2019	13:54:55	584	14.128
01/08/2019	13:54:59	386	14.128
01/08/2019	13:55:05	158	14.126
01/08/2019	13:55:05	567	14.126
01/08/2019	13:55:23	885	14.124
01/08/2019	13:55:23	1	14.124
01/08/2019	13:55:24	721	14.124
01/08/2019	13:55:30	128	14.126
01/08/2019	13:55:31	750	14.126
01/08/2019	13:56:55	298	14.132
01/08/2019	13:57:11	275	14.128
01/08/2019	13:57:11	183	14.128
01/08/2019	13:58:01	402	14.128
01/08/2019	13:58:01	146	14.128
01/08/2019	13:58:08	410	14.126
01/08/2019	13:58:08	145	14.126
01/08/2019	13:58:17	199	14.13
01/08/2019	13:58:27	155	14.134
01/08/2019	13:58:47	145	14.13
01/08/2019	13:58:59	146	14.13
01/08/2019	13:58:59	21	14.13
01/08/2019	13:59:00	186	14.13
01/08/2019	13:59:10	129	14.13
01/08/2019	13:59:30	145	14.128
01/08/2019	13:59:31	330	14.128
01/08/2019	14:00:01	145	14.122
01/08/2019	14:00:02	1416	14.124
01/08/2019	14:00:03	700	14.124
01/08/2019	14:00:03	47	14.124
01/08/2019	14:00:03	1375	14.124
01/08/2019	14:00:03	988	14.122
01/08/2019	14:00:03	598	14.122
01/08/2019	14:00:05	1460	14.12
01/08/2019	14:00:07	933	14.12

01/08/2019	14:00:07	275	14.12
01/08/2019	14:00:08	420	14.12
01/08/2019	14:00:32	251	14.116
01/08/2019	14:00:54	146	14.114
01/08/2019	14:01:17	9	14.112
01/08/2019	14:01:17	134	14.112
01/08/2019	14:03:32	852	14.114
01/08/2019	14:03:57	295	14.114
01/08/2019	14:03:58	215	14.114
01/08/2019	14:04:28	144	14.11
01/08/2019	14:04:47	279	14.11
01/08/2019	14:05:11	142	14.102
01/08/2019	14:05:25	147	14.088
01/08/2019	14:06:21	298	14.09
01/08/2019	14:06:28	64	14.09
01/08/2019	14:07:21	289	14.088
01/08/2019	14:07:23	226	14.088
01/08/2019	14:07:37	143	14.086
01/08/2019	14:07:51	297	14.084
01/08/2019	14:08:15	283	14.082
01/08/2019	14:08:21	156	14.08
01/08/2019	14:08:45	285	14.076
01/08/2019	14:09:13	296	14.07
01/08/2019	14:09:13	156	14.07
01/08/2019	14:09:17	142	14.062
01/08/2019	14:09:24	155	14.06
01/08/2019	14:09:24	142	14.06
01/08/2019	14:09:25	2848	14.06
01/08/2019	14:09:25	750	14.06
01/08/2019	14:09:25	40	14.06
01/08/2019	14:09:25	503	14.056
01/08/2019	14:09:25	284	14.056
01/08/2019	14:09:26	511	14.056
01/08/2019	14:09:26	804	14.058
01/08/2019	14:09:26	66	14.058
01/08/2019	14:09:27	374	14.054
01/08/2019	14:09:28	158	14.054
01/08/2019	14:09:30	158	14.052
01/08/2019	14:09:30	592	14.052
01/08/2019	14:09:30	48	14.052
01/08/2019	14:09:32	408	14.058
01/08/2019	14:09:34	413	14.058
01/08/2019	14:09:34	178	14.058
01/08/2019	14:10:36	142	14.062
01/08/2019	14:11:15	288	14.058
01/08/2019	14:11:55	281	14.056
01/08/2019	14:12:50	281	14.058
01/08/2019	14:13:03	147	14.054
01/08/2019	14:13:27	148	14.052
01/08/2019	14:13:27	293	14.052
01/08/2019	14:13:42	147	14.054
01/08/2019	14:14:11	147	14.054
01/08/2019	14:14:19	593	14.054
01/08/2019	14:14:28	147	14.052

01/08/2019	14:15:02	959	14.05
01/08/2019	14:15:02	147	14.05
01/08/2019	14:15:02	750	14.048
01/08/2019	14:15:02	750	14.048
01/08/2019	14:15:02	308	14.048
01/08/2019	14:15:02	1387	14.042
01/08/2019	14:15:02	274	14.042
01/08/2019	14:15:06	1004	14.042
01/08/2019	14:15:06	501	14.042
01/08/2019	14:15:06	100	14.042
01/08/2019	14:15:09	1634	14.044
01/08/2019	14:15:13	146	14.04
01/08/2019	14:15:18	1000	14.042
01/08/2019	14:15:37	145	14.038
01/08/2019	14:15:40	268	14.038
01/08/2019	14:16:01	207	14.038
01/08/2019	14:16:01	144	14.038
01/08/2019	14:16:01	156	14.038
01/08/2019	14:16:01	114	14.038
01/08/2019	14:16:01	227	14.038
01/08/2019	14:16:13	187	14.038
01/08/2019	14:16:24	112	14.034
01/08/2019	14:16:33	144	14.032
01/08/2019	14:17:01	706	14.026
01/08/2019	14:17:01	682	14.026
01/08/2019	14:17:01	144	14.026
01/08/2019	14:17:27	204	14.03
01/08/2019	14:18:07	203	14.04
01/08/2019	14:18:22	144	14.036
01/08/2019	14:18:53	145	14.032
01/08/2019	14:19:28	282	14.036
01/08/2019	14:20:31	393	14.046
01/08/2019	14:21:07	197	14.048
01/08/2019	14:21:07	142	14.048
01/08/2019	14:22:45	464	14.052
01/08/2019	14:22:45	307	14.05
01/08/2019	14:23:06	142	14.046
01/08/2019	14:23:15	174	14.05
01/08/2019	14:23:52	235	14.056
01/08/2019	14:25:04	512	14.056
01/08/2019	14:25:41	287	14.052
01/08/2019	14:26:03	290	14.046
01/08/2019	14:28:31	555	14.056
01/08/2019	14:28:34	747	14.054
01/08/2019	14:29:07	289	14.052
01/08/2019	14:29:57	199	14.05
01/08/2019	14:29:57	100	14.05
01/08/2019	14:29:57	158	14.05
01/08/2019	14:30:15	281	14.046
01/08/2019	14:30:25	152	14.044
01/08/2019	14:30:33	182	14.044
01/08/2019	14:30:54	163	14.05
01/08/2019	14:30:55	115	14.05
01/08/2019	14:30:55	124	14.05

01/08/2019	14:30:55	88	14.05
01/08/2019	14:31:14	118	14.05
01/08/2019	14:31:14	40	14.05
01/08/2019	14:31:20	262	14.052
01/08/2019	14:31:37	144	14.046
01/08/2019	14:31:38	154	14.046
01/08/2019	14:31:46	452	14.046
01/08/2019	14:32:29	238	14.028
01/08/2019	14:32:34	184	14.028
01/08/2019	14:32:35	162	14.028
01/08/2019	14:33:35	491	14.034
01/08/2019	14:33:35	282	14.034
01/08/2019	14:33:53	274	14.034
01/08/2019	14:33:53	31	14.034
01/08/2019	14:33:53	528	14.03
01/08/2019	14:34:05	131	14.03
01/08/2019	14:34:10	165	14.03
01/08/2019	14:34:19	168	14.032
01/08/2019	14:34:28	151	14.034
01/08/2019	14:34:37	149	14.036
01/08/2019	14:34:54	163	14.036
01/08/2019	14:35:04	202	14.032
01/08/2019	14:36:00	375	14.032
01/08/2019	14:36:00	12	14.032
01/08/2019	14:36:10	218	14.028
01/08/2019	14:36:11	275	14.028
01/08/2019	14:36:12	130	14.028
01/08/2019	14:37:07	223	14.028
01/08/2019	14:37:17	151	14.022
01/08/2019	14:37:27	150	14.02
01/08/2019	14:38:02	436	14.028
01/08/2019	14:38:29	73	14.034
01/08/2019	14:38:29	296	14.034
01/08/2019	14:39:24	738	14.04
01/08/2019	14:39:56	268	14.04
01/08/2019	14:39:57	181	14.04
01/08/2019	14:40:14	147	14.038
01/08/2019	14:40:21	145	14.044
01/08/2019	14:40:37	146	14.044
01/08/2019	14:41:11	290	14.042
01/08/2019	14:41:26	145	14.04
01/08/2019	14:41:41	228	14.048
01/08/2019	14:42:05	290	14.054
01/08/2019	14:42:22	145	14.054
01/08/2019	14:42:57	301	14.06
01/08/2019	14:43:02	145	14.058
01/08/2019	14:43:31	290	14.052
01/08/2019	14:43:57	270	14.042
01/08/2019	14:44:52	497	14.05
01/08/2019	14:45:03	145	14.044
01/08/2019	14:45:14	2	14.04
01/08/2019	14:45:24	266	14.04
01/08/2019	14:45:32	148	14.042
01/08/2019	14:45:57	284	14.044

01/08/2019	14:47:03	190	14.048
01/08/2019	14:47:06	383	14.048
01/08/2019	14:47:06	87	14.048
01/08/2019	14:47:06	203	14.048
01/08/2019	14:48:31	778	14.052
01/08/2019	14:48:32	233	14.052
01/08/2019	14:48:41	148	14.046
01/08/2019	14:49:12	229	14.056
01/08/2019	14:49:12	43	14.056
01/08/2019	14:49:14	148	14.052
01/08/2019	14:49:40	271	14.048
01/08/2019	14:50:54	749	14.06
01/08/2019	14:51:02	239	14.056
01/08/2019	14:51:47	542	14.062
01/08/2019	14:52:03	290	14.058
01/08/2019	14:52:21	151	14.06
01/08/2019	14:52:33	151	14.058
01/08/2019	14:52:52	290	14.054
01/08/2019	14:53:04	151	14.052
01/08/2019	14:53:51	504	14.05
01/08/2019	14:53:51	151	14.048
01/08/2019	14:54:05	151	14.04
01/08/2019	14:54:18	151	14.04
01/08/2019	14:54:37	227	14.04
01/08/2019	14:54:48	151	14.036
01/08/2019	14:55:01	151	14.032
01/08/2019	14:55:15	142	14.03
01/08/2019	14:55:52	473	14.044
01/08/2019	14:56:04	151	14.04
01/08/2019	14:56:04	72	14.04
01/08/2019	14:56:08	5	14.034
01/08/2019	14:56:08	75	14.034
01/08/2019	14:57:31	18	14.042
01/08/2019	14:57:35	767	14.042
01/08/2019	14:58:09	182	14.04
01/08/2019	14:58:20	320	14.04
01/08/2019	14:58:30	142	14.038
01/08/2019	14:59:58	734	14.05
01/08/2019	14:59:58	375	14.05
01/08/2019	15:00:20	242	14.046
01/08/2019	15:00:37	150	14.044
01/08/2019	15:00:44	151	14.042
01/08/2019	15:00:59	150	14.038
01/08/2019	15:01:10	150	14.032
01/08/2019	15:01:22	150	14.032
01/08/2019	15:01:47	277	14.034
01/08/2019	15:02:30	427	14.044
01/08/2019	15:02:36	150	14.042
01/08/2019	15:02:54	150	14.042
01/08/2019	15:03:40	543	14.044
01/08/2019	15:04:02	277	14.036
01/08/2019	15:04:43	371	14.044
01/08/2019	15:05:32	602	14.056
01/08/2019	15:06:40	272	14.062

01/08/2019	15:06:43	4	14.062
01/08/2019	15:06:43	167	14.062
01/08/2019	15:07:01	171	14.062
01/08/2019	15:07:22	165	14.07
01/08/2019	15:07:57	160	14.076
01/08/2019	15:07:57	728	14.076
01/08/2019	15:07:57	306	14.076
01/08/2019	15:08:32	173	14.072
01/08/2019	15:08:32	107	14.072
01/08/2019	15:08:32	165	14.072
01/08/2019	15:09:03	293	14.07
01/08/2019	15:09:48	547	14.076
01/08/2019	15:09:58	153	14.076
01/08/2019	15:10:04	152	14.072
01/08/2019	15:10:20	146	14.072
01/08/2019	15:10:54	269	14.068
01/08/2019	15:10:54	207	14.068
01/08/2019	15:11:10	86	14.072
01/08/2019	15:11:10	60	14.072
01/08/2019	15:11:37	269	14.068
01/08/2019	15:12:48	58	14.068
01/08/2019	15:12:48	467	14.068
01/08/2019	15:12:48	378	14.068
01/08/2019	15:13:14	113	14.06
01/08/2019	15:13:14	167	14.06
01/08/2019	15:13:47	322	14.062
01/08/2019	15:13:48	146	14.062
01/08/2019	15:13:59	200	14.062
01/08/2019	15:14:06	186	14.062
01/08/2019	15:14:37	147	14.064
01/08/2019	15:14:46	147	14.06
01/08/2019	15:15:08	282	14.06
01/08/2019	15:15:12	145	14.06
01/08/2019	15:15:36	195	14.062
01/08/2019	15:15:36	65	14.062
01/08/2019	15:16:14	562	14.062
01/08/2019	15:17:27	157	14.072
01/08/2019	15:17:48	42	14.074
01/08/2019	15:18:35	182	14.08
01/08/2019	15:18:36	1402	14.078
01/08/2019	15:18:36	337	14.078
01/08/2019	15:19:11	276	14.076
01/08/2019	15:19:11	30	14.076
01/08/2019	15:19:11	184	14.076
01/08/2019	15:19:11	3	14.076
01/08/2019	15:19:24	144	14.074
01/08/2019	15:20:13	549	14.076
01/08/2019	15:20:14	199	14.076
01/08/2019	15:20:32	143	14.07
01/08/2019	15:20:39	143	14.068
01/08/2019	15:20:56	109	14.066
01/08/2019	15:20:56	163	14.066
01/08/2019	15:21:24	20	14.066
01/08/2019	15:21:32	253	14.066

01/08/2019	15:21:49	377	14.066
01/08/2019	15:22:52	141	14.066
01/08/2019	15:22:55	491	14.066
01/08/2019	15:24:58	62	14.078
01/08/2019	15:24:58	34	14.078
01/08/2019	15:25:01	340	14.08
01/08/2019	15:25:03	72	14.08
01/08/2019	15:25:23	1236	14.082
01/08/2019	15:26:00	790	14.082
01/08/2019	15:28:04	403	14.086
01/08/2019	15:28:32	183	14.088
01/08/2019	15:28:32	182	14.088
01/08/2019	15:28:35	1130	14.088
01/08/2019	15:29:33	466	14.09
01/08/2019	15:29:33	239	14.092
01/08/2019	15:30:11	422	14.088
01/08/2019	15:30:42	533	14.086
01/08/2019	15:31:02	149	14.08
01/08/2019	15:31:02	125	14.08
01/08/2019	15:31:43	548	14.084
01/08/2019	15:32:06	82	14.084
01/08/2019	15:32:06	7	14.084
01/08/2019	15:32:10	327	14.082
01/08/2019	15:32:42	314	14.094
01/08/2019	15:32:42	305	14.094
01/08/2019	15:33:03	274	14.092
01/08/2019	15:33:23	224	14.104
01/08/2019	15:33:23	80	14.104
01/08/2019	15:33:40	274	14.108
01/08/2019	15:33:52	152	14.106
01/08/2019	15:34:18	289	14.112
01/08/2019	15:34:38	320	14.112
01/08/2019	15:34:38	152	14.114
01/08/2019	15:34:51	152	14.112
01/08/2019	15:34:58	153	14.112
01/08/2019	15:35:14	151	14.112
01/08/2019	15:35:22	145	14.112
01/08/2019	15:35:38	144	14.106
01/08/2019	15:35:59	278	14.102
01/08/2019	15:36:49	423	14.104
01/08/2019	15:37:00	289	14.102
01/08/2019	15:37:10	145	14.1
01/08/2019	15:37:59	230	14.104
01/08/2019	15:38:00	159	14.104
01/08/2019	15:38:03	239	14.102
01/08/2019	15:38:24	277	14.098
01/08/2019	15:39:23	480	14.1
01/08/2019	15:39:24	129	14.1
01/08/2019	15:39:40	309	14.094
01/08/2019	15:39:57	145	14.09
01/08/2019	15:40:14	146	14.088
01/08/2019	15:40:31	186	14.088
01/08/2019	15:40:44	149	14.084
01/08/2019	15:41:18	160	14.084

01/08/2019	15:41:23	129	14.084
01/08/2019	15:41:28	149	14.08
01/08/2019	15:41:49	149	14.084
01/08/2019	15:42:02	149	14.078
01/08/2019	15:42:35	289	14.082
01/08/2019	15:42:51	149	14.086
01/08/2019	15:43:31	289	14.086
01/08/2019	15:43:43	149	14.082
01/08/2019	15:44:03	149	14.08
01/08/2019	15:46:11	534	14.082
01/08/2019	15:46:11	207	14.082
01/08/2019	15:46:12	169	14.082
01/08/2019	15:46:47	516	14.084
01/08/2019	15:46:47	340	14.084
01/08/2019	15:47:15	277	14.08
01/08/2019	15:47:51	297	14.076
01/08/2019	15:48:12	250	14.076
01/08/2019	15:48:45	409	14.088
01/08/2019	15:49:40	315	14.094
01/08/2019	15:49:54	155	14.1
01/08/2019	15:50:02	288	14.098
01/08/2019	15:50:03	190	14.098
01/08/2019	15:50:34	525	14.102
01/08/2019	15:50:34	237	14.102
01/08/2019	15:50:58	191	14.098
01/08/2019	15:51:21	304	14.1
01/08/2019	15:51:21	232	14.1
01/08/2019	15:51:30	263	14.1
01/08/2019	15:51:53	614	14.1
01/08/2019	15:52:23	397	14.096
01/08/2019	15:52:31	97	14.094
01/08/2019	15:52:31	108	14.094
01/08/2019	15:52:32	155	14.094
01/08/2019	15:52:39	156	14.094
01/08/2019	16:01:38	278	14.12
01/08/2019	16:01:59	298	14.118
01/08/2019	16:02:33	346	14.118
01/08/2019	16:02:33	327	14.118
01/08/2019	16:03:04	256	14.12
01/08/2019	16:03:05	157	14.12
01/08/2019	16:03:45	556	14.114
01/08/2019	16:03:54	143	14.11
01/08/2019	16:04:22	170	14.11
01/08/2019	16:04:24	243	14.108
01/08/2019	16:04:42	285	14.102
01/08/2019	16:05:15	165	14.098
01/08/2019	16:05:21	279	14.096
01/08/2019	16:05:51	285	14.094
01/08/2019	16:06:00	216	14.094
01/08/2019	16:06:19	131	14.094
01/08/2019	16:06:25	136	14.094
01/08/2019	16:06:35	151	14.094
01/08/2019	16:06:37	175	14.092
01/08/2019	16:06:53	148	14.09

01/08/2019	16:06:58	148	14.088
01/08/2019	16:07:16	149	14.09
01/08/2019	16:08:04	553	14.092
01/08/2019	16:08:19	135	14.09
01/08/2019	16:08:23	269	14.09
01/08/2019	16:08:57	129	14.094
01/08/2019	16:08:59	142	14.094
01/08/2019	16:09:06	139	14.094
01/08/2019	16:09:07	78	14.094
01/08/2019	16:09:17	134	14.098
01/08/2019	16:09:18	145	14.098
01/08/2019	16:09:24	129	14.096
01/08/2019	16:09:28	323	14.094
01/08/2019	16:09:50	463	14.096
01/08/2019	16:09:50	52	14.096
01/08/2019	16:09:51	167	14.096
01/08/2019	16:10:03	140	14.096
01/08/2019	16:10:06	403	14.094
01/08/2019	16:10:06	187	14.094
01/08/2019	16:10:26	146	14.092
01/08/2019	16:10:26	139	14.092
01/08/2019	16:10:35	244	14.09
01/08/2019	16:10:52	132	14.09
01/08/2019	16:10:54	287	14.088
01/08/2019	16:10:54	400	14.088
01/08/2019	16:11:17	134	14.088
01/08/2019	16:11:25	136	14.088
01/08/2019	16:11:34	305	14.088
01/08/2019	16:11:34	650	14.088
01/08/2019	16:11:47	262	14.088
01/08/2019	16:12:06	286	14.088
01/08/2019	16:12:24	515	14.09
01/08/2019	16:12:24	165	14.09
01/08/2019	16:12:25	624	14.09
01/08/2019	16:12:28	709	14.09
01/08/2019	16:12:31	156	14.092
01/08/2019	16:12:33	1	14.09
01/08/2019	16:13:04	455	14.098
01/08/2019	16:13:04	198	14.098
01/08/2019	16:13:04	212	14.098
01/08/2019	16:13:10	140	14.098
01/08/2019	16:13:12	471	14.1
01/08/2019	16:13:15	154	14.1
01/08/2019	16:13:18	283	14.1
01/08/2019	16:13:26	402	14.098
01/08/2019	16:13:27	152	14.098
01/08/2019	16:13:27	640	14.098
01/08/2019	16:13:40	681	14.1
01/08/2019	16:13:52	287	14.098
01/08/2019	16:14:08	100	14.104
01/08/2019	16:14:14	154	14.102
01/08/2019	16:14:23	372	14.1
01/08/2019	16:14:23	47	14.1
01/08/2019	16:14:23	252	14.1

01/08/2019	16:14:23	157	14.1
01/08/2019	16:14:54	228	14.1
01/08/2019	16:14:54	133	14.1
01/08/2019	16:14:57	158	14.1
01/08/2019	16:15:03	357	14.1
01/08/2019	16:15:06	217	14.1
01/08/2019	16:15:07	174	14.1
01/08/2019	16:15:09	174	14.1
01/08/2019	16:15:12	174	14.1
01/08/2019	16:15:12	163	14.1
01/08/2019	16:15:41	302	14.102
01/08/2019	16:15:59	720	14.102
01/08/2019	16:16:10	100	14.1
01/08/2019	16:16:10	11	14.1
01/08/2019	16:16:27	416	14.104
01/08/2019	16:16:33	200	14.104
01/08/2019	16:16:34	148	14.104
01/08/2019	16:16:46	309	14.1
01/08/2019	16:17:03	150	14.102
01/08/2019	16:17:24	492	14.102
01/08/2019	16:17:25	154	14.102
01/08/2019	16:17:39	213	14.104
01/08/2019	16:17:42	151	14.104
01/08/2019	16:17:51	129	14.104
01/08/2019	16:18:01	142	14.104
01/08/2019	16:18:07	565	14.102
01/08/2019	16:18:24	135	14.104
01/08/2019	16:18:29	148	14.104
01/08/2019	16:18:31	183	14.102
01/08/2019	16:18:45	298	14.102
01/08/2019	16:18:54	118	14.102
01/08/2019	16:19:14	216	14.102
01/08/2019	16:19:22	149	14.102
01/08/2019	16:19:37	553	14.104
01/08/2019	16:20:01	274	14.106
01/08/2019	16:20:03	153	14.106
01/08/2019	16:20:11	142	14.106
01/08/2019	16:20:18	239	14.104
01/08/2019	16:20:18	176	14.104
01/08/2019	16:20:27	158	14.102
01/08/2019	16:20:54	173	14.11
01/08/2019	16:20:56	144	14.11
01/08/2019	16:20:56	362	14.11
01/08/2019	16:21:24	145	14.112
01/08/2019	16:21:25	229	14.11
01/08/2019	16:21:31	303	14.11
01/08/2019	16:21:38	18	14.112
01/08/2019	16:21:50	459	14.114
01/08/2019	16:22:09	543	14.114
01/08/2019	16:22:29	317	14.11
01/08/2019	16:22:34	158	14.106
01/08/2019	16:23:03	589	14.11
01/08/2019	16:23:13	294	14.108
01/08/2019	16:23:40	202	14.112

01/08/2019	16:23:42	96	14.112
01/08/2019	16:23:53	171	14.114
01/08/2019	16:23:58	138	14.114
01/08/2019	16:24:01	500	14.114
01/08/2019	16:24:13	296	14.114
01/08/2019	16:24:30	384	14.11
01/08/2019	16:24:45	290	14.114
02/08/2019	08:00:20	143	13.934
02/08/2019	08:00:33	220	13.92
02/08/2019	08:00:40	96	13.918
02/08/2019	08:00:57	346	13.92
02/08/2019	08:00:57	158	13.92
02/08/2019	08:01:03	156	13.88
02/08/2019	08:01:15	286	13.87
02/08/2019	08:01:19	156	13.84
02/08/2019	08:01:33	287	13.834
02/08/2019	08:01:40	156	13.84
02/08/2019	08:01:44	207	13.844
02/08/2019	08:02:20	834	13.866
02/08/2019	08:02:23	156	13.86
02/08/2019	08:02:31	156	13.862
02/08/2019	08:02:50	234	13.866
02/08/2019	08:02:50	292	13.866
02/08/2019	08:02:56	150	13.872
02/08/2019	08:03:02	163	13.876
02/08/2019	08:03:07	149	13.878
02/08/2019	08:03:16	156	13.868
02/08/2019	08:03:24	236	13.872
02/08/2019	08:03:38	245	13.88
02/08/2019	08:03:38	197	13.88
02/08/2019	08:04:01	443	13.882
02/08/2019	08:04:18	546	13.888
02/08/2019	08:04:29	312	13.896
02/08/2019	08:04:34	156	13.9
02/08/2019	08:04:44	261	13.9
02/08/2019	08:05:09	271	13.9
02/08/2019	08:05:14	147	13.892
02/08/2019	08:05:24	154	13.88
02/08/2019	08:05:38	181	13.888
02/08/2019	08:05:52	163	13.882
02/08/2019	08:05:55	165	13.878
02/08/2019	08:06:03	165	13.884
02/08/2019	08:06:14	165	13.876
02/08/2019	08:06:20	165	13.87
02/08/2019	08:06:25	188	13.876
02/08/2019	08:06:42	379	13.884
02/08/2019	08:06:52	162	13.872
02/08/2019	08:07:01	306	13.872
02/08/2019	08:07:09	207	13.856
02/08/2019	08:07:19	147	13.852
02/08/2019	08:07:22	165	13.848
02/08/2019	08:07:25	139	13.854
02/08/2019	08:07:25	454	13.854
02/08/2019	08:07:39	211	13.814

02/08/2019	08:07:39	679	13.81
02/08/2019	08:07:43	48	13.796
02/08/2019	08:07:43	288	13.796
02/08/2019	08:07:48	235	13.76
02/08/2019	08:08:31	664	13.814
02/08/2019	08:08:35	540	13.816
02/08/2019	08:08:35	141	13.816
02/08/2019	08:08:40	145	13.81
02/08/2019	08:08:47	202	13.804
02/08/2019	08:10:15	222	13.798
02/08/2019	08:10:27	247	13.81
02/08/2019	08:10:52	357	13.818
02/08/2019	08:11:02	204	13.814
02/08/2019	08:11:13	299	13.81
02/08/2019	08:11:23	154	13.812
02/08/2019	08:11:41	229	13.822
02/08/2019	08:11:56	203	13.852
02/08/2019	08:12:13	178	13.852
02/08/2019	08:12:37	369	13.862
02/08/2019	08:12:55	153	13.86
02/08/2019	08:13:02	153	13.856
02/08/2019	08:13:15	152	13.838
02/08/2019	08:13:29	153	13.838
02/08/2019	08:13:41	153	13.832
02/08/2019	08:13:54	152	13.832
02/08/2019	08:14:03	153	13.828
02/08/2019	08:14:18	153	13.826
02/08/2019	08:14:26	152	13.82
02/08/2019	08:14:49	255	13.824
02/08/2019	08:15:00	152	13.822
02/08/2019	08:15:14	187	13.828
02/08/2019	08:15:20	149	13.834
02/08/2019	08:15:31	149	13.844
02/08/2019	08:15:41	148	13.838
02/08/2019	08:15:50	149	13.832
02/08/2019	08:16:01	148	13.84
02/08/2019	08:16:11	72	13.84
02/08/2019	08:16:15	151	13.84
02/08/2019	08:16:31	57	13.842
02/08/2019	08:16:43	360	13.848
02/08/2019	08:16:55	148	13.852
02/08/2019	08:17:03	149	13.852
02/08/2019	08:17:18	148	13.854
02/08/2019	08:17:42	283	13.86
02/08/2019	08:17:48	148	13.858
02/08/2019	08:17:53	149	13.852
02/08/2019	08:18:05	149	13.852
02/08/2019	08:18:26	223	13.86
02/08/2019	08:18:33	163	13.864
02/08/2019	08:18:50	200	13.88
02/08/2019	08:18:55	157	13.88
02/08/2019	08:19:04	149	13.88
02/08/2019	08:19:21	222	13.882
02/08/2019	08:19:34	149	13.88

02/08/2019	08:19:43	149	13.876
02/08/2019	08:20:08	252	13.882
02/08/2019	08:20:08	145	13.884
02/08/2019	08:20:31	269	13.884
02/08/2019	08:20:43	145	13.882
02/08/2019	08:21:02	212	13.89
02/08/2019	08:21:26	269	13.9
02/08/2019	08:21:42	145	13.896
02/08/2019	08:21:55	145	13.904
02/08/2019	08:22:09	168	13.908
02/08/2019	08:22:22	145	13.91
02/08/2019	08:22:35	146	13.902
02/08/2019	08:22:59	268	13.904
02/08/2019	08:23:14	145	13.9
02/08/2019	08:23:25	145	13.892
02/08/2019	08:23:36	113	13.884
02/08/2019	08:23:36	8	13.884
02/08/2019	08:23:36	25	13.884
02/08/2019	08:23:52	145	13.876
02/08/2019	08:24:10	212	13.882
02/08/2019	08:24:38	302	13.882
02/08/2019	08:24:55	168	13.88
02/08/2019	08:25:03	146	13.878
02/08/2019	08:25:19	148	13.872
02/08/2019	08:25:40	217	13.88
02/08/2019	08:26:00	168	13.88
02/08/2019	08:26:16	277	13.88
02/08/2019	08:26:31	148	13.874
02/08/2019	08:26:39	149	13.87
02/08/2019	08:26:52	148	13.876
02/08/2019	08:27:20	274	13.868
02/08/2019	08:27:32	149	13.866
02/08/2019	08:28:07	274	13.87
02/08/2019	08:28:07	159	13.87
02/08/2019	08:28:23	353	13.868
02/08/2019	08:28:23	780	13.868
02/08/2019	08:28:23	268	13.868
02/08/2019	08:28:26	176	13.866
02/08/2019	08:28:27	140	13.866
02/08/2019	08:29:37	256	13.854
02/08/2019	08:30:14	205	13.856
02/08/2019	08:30:15	150	13.852
02/08/2019	08:30:57	501	13.858
02/08/2019	08:31:01	150	13.866
02/08/2019	08:31:10	156	13.86
02/08/2019	08:31:17	156	13.858
02/08/2019	08:31:25	157	13.856
02/08/2019	08:31:25	335	13.854
02/08/2019	08:32:00	291	13.844
02/08/2019	08:32:05	157	13.846
02/08/2019	08:32:20	85	13.852
02/08/2019	08:32:20	208	13.852
02/08/2019	08:32:28	157	13.838
02/08/2019	08:32:36	52	13.848

02/08/2019	08:32:36	104	13.848
02/08/2019	08:32:47	156	13.85
02/08/2019	08:33:16	377	13.852
02/08/2019	08:33:19	250	13.852
02/08/2019	08:33:30	156	13.852
02/08/2019	08:33:34	156	13.852
02/08/2019	08:33:47	158	13.852
02/08/2019	08:33:48	156	13.85
02/08/2019	08:34:13	391	13.864
02/08/2019	08:34:22	215	13.858
02/08/2019	08:34:30	157	13.856
02/08/2019	08:34:44	293	13.852
02/08/2019	08:34:59	196	13.854
02/08/2019	08:35:05	149	13.852
02/08/2019	08:35:22	203	13.85
02/08/2019	08:35:30	152	13.85
02/08/2019	08:35:53	175	13.854
02/08/2019	08:35:53	26	13.854
02/08/2019	08:35:53	90	13.854
02/08/2019	08:36:05	152	13.842
02/08/2019	08:36:35	291	13.848
02/08/2019	08:36:53	291	13.848
02/08/2019	08:37:04	152	13.846
02/08/2019	08:37:30	163	13.858
02/08/2019	08:37:36	229	13.858
02/08/2019	08:37:50	152	13.854
02/08/2019	08:38:17	329	13.874
02/08/2019	08:38:25	152	13.866
02/08/2019	08:38:37	152	13.862
02/08/2019	08:38:53	152	13.86
02/08/2019	08:39:07	158	13.86
02/08/2019	08:39:07	1	13.86
02/08/2019	08:39:32	272	13.858
02/08/2019	08:39:36	152	13.854
02/08/2019	08:39:48	151	13.854
02/08/2019	08:40:01	152	13.854
02/08/2019	08:40:13	150	13.844
02/08/2019	08:40:30	186	13.848
02/08/2019	08:40:44	145	13.84
02/08/2019	08:41:02	145	13.832
02/08/2019	08:41:18	145	13.832
02/08/2019	08:41:43	239	13.828
02/08/2019	08:41:51	145	13.822
02/08/2019	08:42:15	269	13.824
02/08/2019	08:42:40	145	13.822
02/08/2019	08:43:16	404	13.836
02/08/2019	08:43:52	445	13.85
02/08/2019	08:44:05	47	13.846
02/08/2019	08:44:05	98	13.846
02/08/2019	08:44:25	145	13.84
02/08/2019	08:44:50	290	13.826
02/08/2019	08:45:01	146	13.822
02/08/2019	08:45:40	346	13.826
02/08/2019	08:46:06	276	13.832

02/08/2019	08:46:09	149	13.832
02/08/2019	08:46:30	150	13.83
02/08/2019	08:46:46	276	13.832
02/08/2019	08:47:00	150	13.83
02/08/2019	08:47:14	149	13.83
02/08/2019	08:47:30	150	13.832
02/08/2019	08:48:02	276	13.828
02/08/2019	08:48:02	92	13.83
02/08/2019	08:48:30	276	13.826
02/08/2019	08:48:47	277	13.826
02/08/2019	08:49:15	345	13.824
02/08/2019	08:49:29	146	13.818
02/08/2019	08:49:44	153	13.816
02/08/2019	08:50:02	242	13.82
02/08/2019	08:50:14	148	13.816
02/08/2019	08:50:43	273	13.816
02/08/2019	08:50:55	148	13.802
02/08/2019	08:50:55	945	13.802
02/08/2019	08:50:57	292	13.802
02/08/2019	08:52:54	566	13.812
02/08/2019	08:53:51	154	13.806
02/08/2019	08:54:02	216	13.81
02/08/2019	08:54:32	273	13.806
02/08/2019	08:54:41	148	13.81
02/08/2019	08:54:58	355	13.82
02/08/2019	08:54:58	138	13.82
02/08/2019	08:55:44	145	13.822
02/08/2019	08:55:56	150	13.824
02/08/2019	08:56:02	144	13.82
02/08/2019	08:56:13	150	13.818
02/08/2019	08:56:27	149	13.814
02/08/2019	08:56:45	150	13.806
02/08/2019	08:57:02	189	13.81
02/08/2019	08:57:15	150	13.806
02/08/2019	08:57:30	149	13.81
02/08/2019	08:57:44	150	13.814
02/08/2019	08:58:03	150	13.808
02/08/2019	08:58:31	239	13.816
02/08/2019	08:58:55	279	13.816
02/08/2019	08:59:21	145	13.82
02/08/2019	08:59:28	190	13.818
02/08/2019	08:59:28	149	13.82
02/08/2019	08:59:44	150	13.816
02/08/2019	08:59:59	150	13.812
02/08/2019	09:00:29	269	13.81
02/08/2019	09:01:47	145	13.814
02/08/2019	09:01:47	555	13.818
02/08/2019	09:02:21	562	13.816
02/08/2019	09:02:37	150	13.812
02/08/2019	09:02:37	25	13.812
02/08/2019	09:02:37	120	13.812
02/08/2019	09:02:52	149	13.812
02/08/2019	09:03:01	150	13.81
02/08/2019	09:03:17	149	13.806

02/08/2019	09:03:33	111	13.806
02/08/2019	09:04:00	298	13.808
02/08/2019	09:04:11	150	13.81
02/08/2019	09:04:40	239	13.816
02/08/2019	09:04:51	6	13.814
02/08/2019	09:05:02	271	13.814
02/08/2019	09:05:02	145	13.814
02/08/2019	09:05:04	112	13.814
02/08/2019	09:05:20	517	13.814
02/08/2019	09:05:26	321	13.814
02/08/2019	09:05:33	285	13.814
02/08/2019	09:07:32	449	13.814
02/08/2019	09:07:34	145	13.81
02/08/2019	09:07:51	148	13.808
02/08/2019	09:08:00	148	13.8
02/08/2019	09:08:27	273	13.8
02/08/2019	09:08:48	170	13.806
02/08/2019	09:09:05	206	13.818
02/08/2019	09:09:10	148	13.816
02/08/2019	09:09:36	145	13.82
02/08/2019	09:09:36	307	13.82
02/08/2019	09:09:53	148	13.82
02/08/2019	09:10:02	148	13.816
02/08/2019	09:10:22	205	13.822
02/08/2019	09:10:40	144	13.82
02/08/2019	09:10:54	144	13.822
02/08/2019	09:11:29	374	13.818
02/08/2019	09:11:45	153	13.814
02/08/2019	09:12:12	144	13.82
02/08/2019	09:12:31	441	13.818
02/08/2019	09:12:47	14	13.82
02/08/2019	09:13:13	145	13.818
02/08/2019	09:13:13	146	13.818
02/08/2019	09:13:30	265	13.82
02/08/2019	09:13:53	144	13.816
02/08/2019	09:14:16	288	13.826
02/08/2019	09:14:30	144	13.826
02/08/2019	09:14:57	144	13.82
02/08/2019	09:14:57	619	13.818
02/08/2019	09:14:57	1000	13.818
02/08/2019	09:14:57	611	13.818
02/08/2019	09:14:59	165	13.82
02/08/2019	09:15:02	251	13.82
02/08/2019	09:15:05	159	13.82
02/08/2019	09:15:07	195	13.818
02/08/2019	09:15:09	180	13.818
02/08/2019	09:15:40	1050	13.82
02/08/2019	09:15:44	516	13.816
02/08/2019	09:15:44	147	13.816
02/08/2019	09:15:44	243	13.816
02/08/2019	09:15:44	1099	13.816
02/08/2019	09:15:44	679	13.816
02/08/2019	09:15:45	263	13.816
02/08/2019	09:15:53	185	13.82

02/08/2019	09:15:59	148	13.818
02/08/2019	09:16:10	235	13.82
02/08/2019	09:16:10	148	13.82
02/08/2019	09:16:17	531	13.82
02/08/2019	09:16:17	535	13.82
02/08/2019	09:16:31	237	13.82
02/08/2019	09:16:34	246	13.82
02/08/2019	09:16:37	273	13.816
02/08/2019	09:16:52	169	13.82
02/08/2019	09:16:58	174	13.816
02/08/2019	09:16:58	274	13.816
02/08/2019	09:16:59	231	13.818
02/08/2019	09:16:59	14	13.818
02/08/2019	09:17:26	1134	13.82
02/08/2019	09:17:26	273	13.82
02/08/2019	09:17:26	164	13.82
02/08/2019	09:17:31	608	13.818
02/08/2019	09:17:32	208	13.82
02/08/2019	09:17:33	401	13.82
02/08/2019	09:17:33	114	13.82
02/08/2019	09:17:42	148	13.816
02/08/2019	09:17:42	309	13.816
02/08/2019	09:17:43	219	13.818
02/08/2019	09:17:46	161	13.82
02/08/2019	09:17:47	134	13.82
02/08/2019	09:17:48	136	13.818
02/08/2019	09:17:52	148	13.814
02/08/2019	09:17:52	1229	13.81
02/08/2019	09:17:52	714	13.81
02/08/2019	09:17:52	679	13.81
02/08/2019	09:17:52	750	13.81
02/08/2019	09:17:54	161	13.808
02/08/2019	09:17:55	956	13.812
02/08/2019	09:18:15	399	13.812
02/08/2019	09:18:16	243	13.812
02/08/2019	09:18:22	255	13.812
02/08/2019	09:18:23	185	13.814
02/08/2019	09:18:37	534	13.806
02/08/2019	09:18:39	357	13.808
02/08/2019	09:18:47	212	13.808
02/08/2019	09:18:57	198	13.808
02/08/2019	09:19:18	726	13.808
02/08/2019	09:19:19	137	13.808
02/08/2019	09:19:29	535	13.806
02/08/2019	09:19:37	625	13.81
02/08/2019	09:19:46	148	13.806
02/08/2019	09:19:46	900	13.808
02/08/2019	09:19:46	627	13.808
02/08/2019	09:19:50	204	13.802
02/08/2019	09:19:50	299	13.806
02/08/2019	09:19:59	273	13.806
02/08/2019	09:19:59	158	13.806
02/08/2019	09:20:00	235	13.804
02/08/2019	09:20:04	947	13.804

02/08/2019	09:20:06	214	13.808
02/08/2019	09:20:06	500	13.81
02/08/2019	09:20:08	465	13.808
02/08/2019	09:20:12	406	13.808
02/08/2019	09:20:14	142	13.816
02/08/2019	09:20:19	206	13.812
02/08/2019	09:20:20	144	13.808
02/08/2019	09:20:20	101	13.81
02/08/2019	09:20:20	22	13.81
02/08/2019	09:20:20	352	13.81
02/08/2019	09:20:33	274	13.804
02/08/2019	09:20:38	111	13.802
02/08/2019	09:20:38	38	13.802
02/08/2019	09:20:39	173	13.804
02/08/2019	09:20:46	266	13.804
02/08/2019	09:20:47	1036	13.804
02/08/2019	09:20:47	175	13.804
02/08/2019	09:20:51	252	13.804
02/08/2019	09:20:57	148	13.802
02/08/2019	09:20:57	462	13.802
02/08/2019	09:20:57	488	13.802
02/08/2019	09:20:57	666	13.802
02/08/2019	09:20:57	679	13.8
02/08/2019	09:20:58	467	13.798
02/08/2019	09:20:58	344	13.798
02/08/2019	09:20:58	437	13.8
02/08/2019	09:20:59	131	13.8
02/08/2019	09:21:08	734	13.8
02/08/2019	09:21:19	156	13.798
02/08/2019	09:21:21	269	13.798
02/08/2019	09:21:21	11	13.798
02/08/2019	09:21:21	401	13.798
02/08/2019	09:21:24	148	13.796
02/08/2019	09:21:24	214	13.796
02/08/2019	09:21:37	245	13.8
02/08/2019	09:21:37	416	13.8
02/08/2019	09:21:37	352	13.8
02/08/2019	09:21:47	148	13.792
02/08/2019	09:21:47	710	13.788
02/08/2019	09:21:47	850	13.79
02/08/2019	09:21:47	679	13.79
02/08/2019	09:21:47	1000	13.79
02/08/2019	09:21:47	561	13.788
02/08/2019	09:21:48	111	13.788
02/08/2019	09:22:20	289	13.786
02/08/2019	09:22:29	148	13.784
02/08/2019	09:22:56	148	13.774
02/08/2019	09:23:38	289	13.782
02/08/2019	09:24:10	296	13.796
02/08/2019	09:24:55	359	13.806
02/08/2019	09:25:22	145	13.798
02/08/2019	09:25:48	246	13.8
02/08/2019	09:26:09	147	13.8
02/08/2019	09:26:24	149	13.796

02/08/2019	09:26:46	148	13.796
02/08/2019	09:27:46	437	13.802
02/08/2019	09:28:00	147	13.8
02/08/2019	09:28:49	298	13.8
02/08/2019	09:29:08	149	13.8
02/08/2019	09:29:29	148	13.8
02/08/2019	09:30:04	289	13.802
02/08/2019	09:30:28	214	13.806
02/08/2019	09:31:32	460	13.816
02/08/2019	09:31:44	150	13.816
02/08/2019	09:32:10	151	13.806
02/08/2019	09:32:24	145	13.806
02/08/2019	09:32:43	148	13.804
02/08/2019	09:33:51	31	13.812
02/08/2019	09:34:06	524	13.812
02/08/2019	09:34:10	151	13.806
02/08/2019	09:34:51	301	13.808
02/08/2019	09:35:21	149	13.81
02/08/2019	09:35:46	51	13.808
02/08/2019	09:35:46	182	13.808
02/08/2019	09:35:46	69	13.808
02/08/2019	09:36:05	150	13.802
02/08/2019	09:36:25	144	13.802
02/08/2019	09:36:58	241	13.808
02/08/2019	09:36:59	750	13.808
02/08/2019	09:37:18	212	13.81
02/08/2019	09:39:39	170	13.814
02/08/2019	09:40:07	302	13.81
02/08/2019	09:40:27	150	13.808
02/08/2019	09:41:47	317	13.81
02/08/2019	09:41:47	103	13.81
02/08/2019	09:41:55	153	13.81
02/08/2019	09:42:42	280	13.812
02/08/2019	09:42:57	272	13.812
02/08/2019	09:43:56	147	13.816
02/08/2019	09:44:01	252	13.816
02/08/2019	09:44:14	144	13.812
02/08/2019	09:44:52	300	13.814
02/08/2019	09:45:16	149	13.812
02/08/2019	09:46:05	288	13.806
02/08/2019	09:46:45	282	13.802
02/08/2019	09:47:13	37	13.806
02/08/2019	09:47:30	203	13.806
02/08/2019	09:48:59	534	13.812
02/08/2019	09:49:13	147	13.814
02/08/2019	09:49:40	147	13.812
02/08/2019	09:50:09	148	13.804
02/08/2019	09:50:29	146	13.8
02/08/2019	09:51:30	432	13.796
02/08/2019	09:51:57	146	13.788
02/08/2019	09:52:12	146	13.784
02/08/2019	09:52:41	147	13.766
02/08/2019	09:52:59	146	13.764
02/08/2019	09:53:12	145	13.75

02/08/2019	09:53:16	146	13.748
02/08/2019	09:53:40	146	13.752
02/08/2019	09:54:13	187	13.76
02/08/2019	09:54:40	146	13.764
02/08/2019	09:54:52	146	13.762
02/08/2019	09:55:16	151	13.762
02/08/2019	09:55:33	148	13.76
02/08/2019	09:56:11	147	13.76
02/08/2019	09:56:34	268	13.766
02/08/2019	09:56:41	317	13.768
02/08/2019	09:57:11	239	13.78
02/08/2019	09:57:13	147	13.776
02/08/2019	09:57:25	204	13.774
02/08/2019	09:57:25	364	13.776
02/08/2019	09:57:29	147	13.774
02/08/2019	09:57:34	623	13.776
02/08/2019	09:57:36	149	13.776
02/08/2019	09:57:36	750	13.776
02/08/2019	09:57:36	750	13.776
02/08/2019	09:57:36	532	13.776
02/08/2019	09:57:51	321	13.77
02/08/2019	09:57:51	148	13.77
02/08/2019	09:57:52	196	13.772
02/08/2019	09:58:04	454	13.772
02/08/2019	09:58:04	104	13.772
02/08/2019	09:58:21	546	13.776
02/08/2019	09:58:38	200	13.78
02/08/2019	10:00:00	395	13.788
02/08/2019	10:00:00	291	13.788
02/08/2019	10:00:15	150	13.79
02/08/2019	10:00:36	87	13.788
02/08/2019	10:00:36	63	13.788
02/08/2019	10:00:55	150	13.788
02/08/2019	10:01:10	149	13.786
02/08/2019	10:01:47	300	13.782
02/08/2019	10:02:13	149	13.78
02/08/2019	10:02:37	291	13.796
02/08/2019	10:02:59	150	13.794
02/08/2019	10:03:39	265	13.794
02/08/2019	10:03:55	150	13.794
02/08/2019	10:04:03	150	13.79
02/08/2019	10:04:53	291	13.792
02/08/2019	10:04:56	149	13.79
02/08/2019	10:05:30	285	13.794
02/08/2019	10:05:51	149	13.794
02/08/2019	10:06:12	271	13.798
02/08/2019	10:06:56	289	13.792
02/08/2019	10:07:07	149	13.792
02/08/2019	10:07:16	150	13.79
02/08/2019	10:08:03	134	13.784
02/08/2019	10:08:03	115	13.784
02/08/2019	10:08:06	199	13.794
02/08/2019	10:08:22	149	13.786
02/08/2019	10:08:48	215	13.792

02/08/2019	10:09:19	289	13.792
02/08/2019	10:09:42	243	13.796
02/08/2019	10:09:54	149	13.794
02/08/2019	10:10:21	148	13.8
02/08/2019	10:10:34	147	13.792
02/08/2019	10:11:05	148	13.794
02/08/2019	10:12:00	149	13.796
02/08/2019	10:12:25	301	13.796
02/08/2019	10:12:29	119	13.796
02/08/2019	10:12:29	36	13.796
02/08/2019	10:12:56	147	13.794
02/08/2019	10:13:04	148	13.79
02/08/2019	10:13:44	267	13.792
02/08/2019	10:14:04	148	13.792
02/08/2019	10:14:28	148	13.79
02/08/2019	10:15:24	284	13.79
02/08/2019	10:15:29	145	13.79
02/08/2019	10:15:56	145	13.79
02/08/2019	10:15:58	145	13.788
02/08/2019	10:17:03	484	13.802
02/08/2019	10:17:36	257	13.8
02/08/2019	10:17:58	145	13.798
02/08/2019	10:18:37	282	13.8
02/08/2019	10:19:11	290	13.8
02/08/2019	10:19:48	250	13.804
02/08/2019	10:20:26	400	13.818
02/08/2019	10:21:26	293	13.814
02/08/2019	10:21:47	11	13.812
02/08/2019	10:21:47	211	13.812
02/08/2019	10:22:16	140	13.808
02/08/2019	10:22:16	69	13.808
02/08/2019	10:23:58	658	13.816
02/08/2019	10:24:32	144	13.814
02/08/2019	10:24:46	150	13.812
02/08/2019	10:25:16	147	13.81
02/08/2019	10:25:57	447	13.816
02/08/2019	10:26:38	329	13.82
02/08/2019	10:27:14	321	13.838
02/08/2019	10:27:30	100	13.83
02/08/2019	10:27:55	179	13.832
02/08/2019	10:28:52	548	13.826
02/08/2019	10:29:28	229	13.82
02/08/2019	10:30:05	294	13.818
02/08/2019	10:30:50	272	13.818
02/08/2019	10:30:50	173	13.82
02/08/2019	10:31:16	151	13.816
02/08/2019	10:31:58	158	13.816
02/08/2019	10:31:58	114	13.816
02/08/2019	10:32:11	150	13.812
02/08/2019	10:32:49	227	13.816
02/08/2019	10:33:18	302	13.816
02/08/2019	10:34:36	249	13.814
02/08/2019	10:34:36	354	13.814
02/08/2019	10:35:55	503	13.816

02/08/2019	10:37:03	100	13.824
02/08/2019	10:37:15	391	13.824
02/08/2019	10:37:17	169	13.824
02/08/2019	10:38:23	545	13.828
02/08/2019	10:38:52	146	13.828
02/08/2019	10:39:31	221	13.83
02/08/2019	10:39:31	40	13.83
02/08/2019	10:39:31	145	13.83
02/08/2019	10:40:18	292	13.828
02/08/2019	10:40:35	146	13.824
02/08/2019	10:40:59	10	13.832
02/08/2019	10:40:59	220	13.832
02/08/2019	10:41:17	146	13.824
02/08/2019	10:41:40	145	13.82
02/08/2019	10:42:09	230	13.81
02/08/2019	10:42:34	185	13.812
02/08/2019	10:43:13	291	13.812
02/08/2019	10:43:36	146	13.812
02/08/2019	10:44:56	545	13.816
02/08/2019	10:45:47	264	13.82
02/08/2019	10:45:47	234	13.82
02/08/2019	10:46:12	151	13.816
02/08/2019	10:46:17	144	13.814
02/08/2019	10:47:01	225	13.812
02/08/2019	10:47:01	172	13.812
02/08/2019	10:47:39	295	13.816
02/08/2019	10:48:03	186	13.816
02/08/2019	10:48:27	152	13.82
02/08/2019	10:48:47	151	13.814
02/08/2019	10:48:52	144	13.81
02/08/2019	10:49:29	146	13.814
02/08/2019	10:49:30	149	13.814
02/08/2019	10:49:51	144	13.82
02/08/2019	10:50:04	149	13.816
02/08/2019	10:50:26	144	13.808
02/08/2019	10:50:49	145	13.794
02/08/2019	10:51:14	150	13.79
02/08/2019	10:51:40	150	13.786
02/08/2019	10:52:10	150	13.782
02/08/2019	10:52:29	145	13.78
02/08/2019	10:52:56	10	13.792
02/08/2019	10:52:59	158	13.79
02/08/2019	10:53:29	150	13.792
02/08/2019	10:53:35	1	13.794
02/08/2019	10:53:59	149	13.794
02/08/2019	10:54:13	145	13.79
02/08/2019	10:54:58	188	13.788
02/08/2019	10:55:13	147	13.79
02/08/2019	10:55:28	148	13.788
02/08/2019	10:55:51	148	13.786
02/08/2019	10:56:10	147	13.786
02/08/2019	10:56:29	148	13.78
02/08/2019	10:57:45	486	13.78
02/08/2019	10:57:57	920	13.776

02/08/2019	10:58:08	547	13.776
02/08/2019	10:58:08	147	13.776
02/08/2019	10:58:10	174	13.776
02/08/2019	10:58:29	81	13.776
02/08/2019	10:58:41	267	13.78
02/08/2019	10:59:03	148	13.778
02/08/2019	10:59:29	148	13.78
02/08/2019	10:59:44	147	13.786
02/08/2019	11:00:16	146	13.786
02/08/2019	11:00:58	80	13.792
02/08/2019	11:01:04	205	13.792
02/08/2019	11:01:34	10	13.792
02/08/2019	11:02:19	275	13.792
02/08/2019	11:02:47	148	13.796
02/08/2019	11:03:43	165	13.802
02/08/2019	11:03:51	148	13.802
02/08/2019	11:04:10	5	13.802
02/08/2019	11:04:23	147	13.804
02/08/2019	11:05:23	279	13.812
02/08/2019	11:06:14	279	13.828
02/08/2019	11:06:44	145	13.826
02/08/2019	11:07:04	145	13.826
02/08/2019	11:07:13	1000	13.83
02/08/2019	11:07:52	124	13.824
02/08/2019	11:10:55	145	13.808
02/08/2019	11:11:15	147	13.808
02/08/2019	11:11:49	148	13.806
02/08/2019	11:13:08	464	13.806
02/08/2019	11:13:22	149	13.804
02/08/2019	11:14:03	148	13.808
02/08/2019	11:14:29	258	13.812
02/08/2019	11:15:49	496	13.814
02/08/2019	11:16:23	267	13.814
02/08/2019	11:16:59	267	13.824
02/08/2019	11:18:09	500	13.832
02/08/2019	11:18:55	288	13.83
02/08/2019	11:19:15	148	13.834
02/08/2019	11:20:18	330	13.834
02/08/2019	11:20:59	285	13.834
02/08/2019	11:21:04	144	13.83
02/08/2019	11:21:30	144	13.832
02/08/2019	11:22:19	282	13.848
02/08/2019	11:22:49	144	13.842
02/08/2019	11:23:15	58	13.838
02/08/2019	11:23:15	105	13.838
02/08/2019	11:23:47	282	13.838
02/08/2019	11:24:15	144	13.838
02/08/2019	11:24:38	144	13.842
02/08/2019	11:25:18	251	13.844
02/08/2019	11:25:54	204	13.854
02/08/2019	11:26:56	279	13.852
02/08/2019	11:27:28	145	13.85
02/08/2019	11:29:22	516	13.848
02/08/2019	11:29:24	177	13.846

02/08/2019	11:30:10	283	13.85
02/08/2019	11:31:20	325	13.864
02/08/2019	11:31:20	149	13.864
02/08/2019	11:31:47	149	13.86
02/08/2019	11:32:08	149	13.854
02/08/2019	11:33:48	543	13.852
02/08/2019	11:34:04	196	13.856
02/08/2019	11:34:30	190	13.86
02/08/2019	11:34:49	149	13.858
02/08/2019	11:35:40	318	13.856
02/08/2019	11:36:07	146	13.856
02/08/2019	11:36:45	146	13.85
02/08/2019	11:37:49	271	13.844
02/08/2019	11:37:49	150	13.844
02/08/2019	11:38:14	150	13.844
02/08/2019	11:38:34	150	13.842
02/08/2019	11:39:10	272	13.84
02/08/2019	11:39:10	187	13.84
02/08/2019	11:39:34	150	13.84
02/08/2019	11:39:57	150	13.838
02/08/2019	11:40:42	294	13.838
02/08/2019	11:42:04	796	13.84
02/08/2019	11:42:04	172	13.84
02/08/2019	11:42:25	59	13.84
02/08/2019	11:42:25	92	13.84
02/08/2019	11:42:48	144	13.836
02/08/2019	11:43:02	152	13.834
02/08/2019	11:43:12	151	13.83
02/08/2019	11:43:36	19	13.828
02/08/2019	11:43:36	125	13.828
02/08/2019	11:44:42	627	13.824
02/08/2019	11:45:47	555	13.826
02/08/2019	11:47:48	405	13.824
02/08/2019	11:48:11	560	13.832
02/08/2019	11:48:42	147	13.824
02/08/2019	11:49:05	148	13.82
02/08/2019	11:49:35	147	13.81
02/08/2019	11:49:59	147	13.808
02/08/2019	11:50:32	147	13.804
02/08/2019	11:51:09	149	13.808
02/08/2019	11:51:33	149	13.808
02/08/2019	11:51:48	134	13.806
02/08/2019	11:52:34	284	13.814
02/08/2019	11:53:17	316	13.826
02/08/2019	11:53:44	149	13.82
02/08/2019	11:54:07	144	13.818
02/08/2019	11:54:33	149	13.818
02/08/2019	11:55:44	255	13.822
02/08/2019	11:55:44	173	13.822
02/08/2019	11:56:18	255	13.828
02/08/2019	11:56:52	144	13.826
02/08/2019	11:57:28	200	13.82
02/08/2019	11:57:52	502	13.82
02/08/2019	11:58:28	282	13.814

02/08/2019	11:59:05	493	13.82
02/08/2019	12:00:11	564	13.82
02/08/2019	12:00:31	560	13.82
02/08/2019	12:01:02	282	13.818
02/08/2019	12:01:05	154	13.816
02/08/2019	12:01:17	153	13.818
02/08/2019	12:01:34	153	13.818
02/08/2019	12:01:41	155	13.814
02/08/2019	12:01:54	153	13.814
02/08/2019	12:02:04	153	13.814
02/08/2019	12:02:20	154	13.808
02/08/2019	12:03:15	551	13.806
02/08/2019	12:03:17	204	13.806
02/08/2019	12:05:02	1024	13.814
02/08/2019	12:05:16	480	13.81
02/08/2019	12:05:59	278	13.806
02/08/2019	12:07:24	526	13.804
02/08/2019	12:07:24	355	13.804
02/08/2019	12:08:20	526	13.802
02/08/2019	12:08:47	288	13.802
02/08/2019	12:10:04	584	13.8
02/08/2019	12:10:04	205	13.8
02/08/2019	12:10:34	145	13.79
02/08/2019	12:10:34	147	13.79
02/08/2019	12:10:43	148	13.786
02/08/2019	12:11:07	105	13.788
02/08/2019	12:11:10	147	13.784
02/08/2019	12:11:52	294	13.784
02/08/2019	12:11:52	147	13.784
02/08/2019	12:11:52	148	13.784
02/08/2019	12:11:58	177	13.782
02/08/2019	12:12:39	286	13.78
02/08/2019	12:12:56	148	13.774
02/08/2019	12:12:56	149	13.774
02/08/2019	12:13:04	147	13.778
02/08/2019	12:13:22	147	13.78
02/08/2019	12:13:40	147	13.778
02/08/2019	12:13:41	147	13.774
02/08/2019	12:14:32	320	13.78
02/08/2019	12:14:32	228	13.78
02/08/2019	12:14:44	147	13.78
02/08/2019	12:15:13	145	13.78
02/08/2019	12:15:13	267	13.78
02/08/2019	12:15:29	149	13.778
02/08/2019	12:15:59	146	13.778
02/08/2019	12:15:59	149	13.778
02/08/2019	12:16:12	149	13.772
02/08/2019	12:16:26	40	13.764
02/08/2019	12:16:26	108	13.764
02/08/2019	12:16:35	145	13.764
02/08/2019	12:16:46	149	13.762
02/08/2019	12:17:34	145	13.768
02/08/2019	12:17:34	290	13.768
02/08/2019	12:18:10	259	13.774

02/08/2019	12:18:10	145	13.774
02/08/2019	12:18:44	92	13.77
02/08/2019	12:18:44	206	13.77
02/08/2019	12:19:17	145	13.774
02/08/2019	12:19:17	297	13.774
02/08/2019	12:19:50	145	13.77
02/08/2019	12:19:50	180	13.77
02/08/2019	12:19:50	79	13.77
02/08/2019	12:20:06	148	13.768
02/08/2019	12:21:19	544	13.772
02/08/2019	12:21:19	270	13.772
02/08/2019	12:21:41	207	13.778
02/08/2019	12:22:52	491	13.78
02/08/2019	12:22:52	162	13.778
02/08/2019	12:23:17	145	13.782
02/08/2019	12:23:50	221	13.786
02/08/2019	12:23:51	1800	13.78
02/08/2019	12:23:51	1800	13.78
02/08/2019	12:23:51	1450	13.78
02/08/2019	12:23:51	1800	13.78
02/08/2019	12:24:01	147	13.786
02/08/2019	12:25:29	1800	13.78
02/08/2019	12:26:45	658	13.78
02/08/2019	12:26:47	1142	13.78
02/08/2019	12:26:47	1750	13.78
02/08/2019	12:26:53	1800	13.78
02/08/2019	12:26:53	950	13.78
02/08/2019	12:26:53	850	13.78
02/08/2019	12:26:53	850	13.78
02/08/2019	12:26:53	950	13.78
02/08/2019	12:26:53	1800	13.78
02/08/2019	12:26:53	600	13.78
02/08/2019	12:27:37	200	13.772
02/08/2019	12:27:40	197	13.772
02/08/2019	12:27:41	36	13.772
02/08/2019	12:28:31	757	13.76
02/08/2019	12:28:31	1137	13.758
02/08/2019	12:28:31	1173	13.76
02/08/2019	12:28:35	1000	13.76
02/08/2019	12:28:35	900	13.76
02/08/2019	12:28:35	1173	13.76
02/08/2019	12:28:35	263	13.76
02/08/2019	12:28:54	268	13.76
02/08/2019	12:28:54	111	13.76
02/08/2019	12:28:54	234	13.76
02/08/2019	12:28:58	169	13.758
02/08/2019	12:28:58	432	13.758
02/08/2019	12:29:08	247	13.758
02/08/2019	12:29:08	24	13.758
02/08/2019	12:29:08	173	13.758
02/08/2019	12:29:09	547	13.758
02/08/2019	12:29:10	249	13.758
02/08/2019	12:29:13	484	13.756
02/08/2019	12:29:13	288	13.756

02/08/2019	12:29:13	384	13.756
02/08/2019	12:29:13	562	13.756
02/08/2019	12:29:18	720	13.756
02/08/2019	12:29:19	1	13.756
02/08/2019	12:29:24	963	13.754
02/08/2019	12:29:30	346	13.756
02/08/2019	12:29:34	720	13.758
02/08/2019	12:29:34	1000	13.758
02/08/2019	12:29:34	135	13.758
02/08/2019	12:29:35	199	13.758
02/08/2019	12:29:41	193	13.758
02/08/2019	12:29:44	175	13.758
02/08/2019	12:30:10	317	13.752
02/08/2019	12:30:13	43	13.756
02/08/2019	12:30:13	167	13.756
02/08/2019	12:30:13	178	13.756
02/08/2019	12:30:18	850	13.75
02/08/2019	12:30:18	1000	13.75
02/08/2019	12:30:18	147	13.75
02/08/2019	12:30:18	735	13.752
02/08/2019	12:30:19	1016	13.75
02/08/2019	12:30:19	550	13.752
02/08/2019	12:30:19	720	13.752
02/08/2019	12:30:19	24	13.752
02/08/2019	12:30:20	696	13.752
02/08/2019	12:30:20	11	13.752
02/08/2019	12:30:20	1377	13.75
02/08/2019	12:30:21	267	13.75
02/08/2019	12:30:27	1731	13.754
02/08/2019	12:30:27	1019	13.754
02/08/2019	12:30:27	81	13.754
02/08/2019	12:30:27	900	13.754
02/08/2019	12:30:35	2093	13.754
02/08/2019	12:30:40	2550	13.754
02/08/2019	12:30:40	158	13.754
02/08/2019	12:30:40	1206	13.756
02/08/2019	12:30:40	89	13.756
02/08/2019	12:30:41	120	13.756
02/08/2019	12:32:30	313	13.766
02/08/2019	12:43:23	218	13.772
02/08/2019	12:44:11	146	13.772
02/08/2019	12:45:01	145	13.77
02/08/2019	12:53:13	383	13.772
02/08/2019	12:54:04	147	13.77
02/08/2019	12:54:51	182	13.766
02/08/2019	12:55:50	146	13.764
02/08/2019	12:56:39	203	13.77
02/08/2019	12:57:27	147	13.764
02/08/2019	12:59:31	412	13.772
02/08/2019	13:00:35	204	13.768
02/08/2019	13:01:19	148	13.77
02/08/2019	13:01:55	148	13.772
02/08/2019	13:02:27	145	13.764
02/08/2019	13:04:01	150	13.764

02/08/2019	13:04:19	232	13.766
02/08/2019	13:04:19	145	13.766
02/08/2019	13:05:09	294	13.766
02/08/2019	13:05:09	148	13.766
02/08/2019	13:05:09	212	13.764
02/08/2019	13:05:36	150	13.764
02/08/2019	13:05:36	145	13.764
02/08/2019	13:06:16	322	13.772
02/08/2019	13:06:22	147	13.77
02/08/2019	13:06:54	299	13.77
02/08/2019	13:07:07	147	13.768
02/08/2019	13:07:10	150	13.764
02/08/2019	13:08:00	270	13.762
02/08/2019	13:08:00	147	13.762
02/08/2019	13:08:56	147	13.76
02/08/2019	13:08:56	494	13.76
02/08/2019	13:09:33	147	13.758
02/08/2019	13:09:33	270	13.758
02/08/2019	13:11:01	537	13.76
02/08/2019	13:11:01	266	13.76
02/08/2019	13:11:38	285	13.762
02/08/2019	13:13:21	271	13.762
02/08/2019	13:13:21	536	13.762
02/08/2019	13:13:21	199	13.762
02/08/2019	13:13:49	146	13.764
02/08/2019	13:13:49	146	13.764
02/08/2019	13:14:04	98	13.762
02/08/2019	13:15:06	272	13.764
02/08/2019	13:15:52	147	13.766
02/08/2019	13:16:07	213	13.766
02/08/2019	13:16:07	537	13.766
02/08/2019	13:16:07	226	13.766
02/08/2019	13:16:35	147	13.766
02/08/2019	13:17:20	569	13.766
02/08/2019	13:18:09	259	13.77
02/08/2019	13:18:09	247	13.77
02/08/2019	13:18:10	184	13.77
02/08/2019	13:18:31	147	13.77
02/08/2019	13:18:31	151	13.77
02/08/2019	13:18:51	150	13.768
02/08/2019	13:19:28	223	13.772
02/08/2019	13:20:34	145	13.772
02/08/2019	13:20:34	544	13.77
02/08/2019	13:20:34	359	13.77
02/08/2019	13:21:20	368	13.766
02/08/2019	13:21:29	4	13.766
02/08/2019	13:21:34	147	13.764
02/08/2019	13:21:47	146	13.764
02/08/2019	13:21:47	149	13.762
02/08/2019	13:22:04	149	13.762
02/08/2019	13:22:44	148	13.762
02/08/2019	13:22:44	290	13.762
02/08/2019	13:23:53	49	13.76
02/08/2019	13:23:53	20	13.76

02/08/2019	13:23:54	49	13.76
02/08/2019	13:23:54	20	13.76
02/08/2019	13:24:13	619	13.762
02/08/2019	13:24:14	153	13.76
02/08/2019	13:24:14	149	13.76
02/08/2019	13:24:15	69	13.76
02/08/2019	13:24:15	69	13.76
02/08/2019	13:24:16	69	13.76
02/08/2019	13:24:16	69	13.76
02/08/2019	13:24:16	69	13.76
02/08/2019	13:24:17	69	13.76
02/08/2019	13:24:18	4	13.76
02/08/2019	13:24:19	1	13.76
02/08/2019	13:24:20	93	13.762
02/08/2019	13:24:20	22	13.762
02/08/2019	13:24:21	62	13.762
02/08/2019	13:24:21	3	13.762
02/08/2019	13:24:22	93	13.762
02/08/2019	13:24:22	9	13.762
02/08/2019	13:24:23	5	13.762
02/08/2019	13:24:23	93	13.762
02/08/2019	13:24:26	65	13.762
02/08/2019	13:24:27	65	13.762
02/08/2019	13:24:28	65	13.762
02/08/2019	13:24:28	65	13.762
02/08/2019	13:24:29	65	13.762
02/08/2019	13:24:29	65	13.762
02/08/2019	13:24:30	65	13.762
02/08/2019	13:24:30	1	13.762
02/08/2019	13:24:31	1	13.762
02/08/2019	13:24:31	1	13.762
02/08/2019	13:24:31	65	13.762
02/08/2019	13:25:45	145	13.756
02/08/2019	13:26:43	147	13.754
02/08/2019	13:27:11	290	13.754
02/08/2019	13:27:11	97	13.754
02/08/2019	13:27:28	145	13.756
02/08/2019	13:27:52	147	13.754
02/08/2019	13:27:52	152	13.754
02/08/2019	13:28:53	201	13.764
02/08/2019	13:28:53	465	13.764
02/08/2019	13:29:08	152	13.76
02/08/2019	13:29:19	54	13.764
02/08/2019	13:29:19	47	13.764
02/08/2019	13:29:33	69	13.766
02/08/2019	13:29:34	69	13.766
02/08/2019	13:29:35	62	13.766
02/08/2019	13:29:35	4	13.766
02/08/2019	13:29:47	145	13.766
02/08/2019	13:30:00	145	13.762
02/08/2019	13:30:06	148	13.758
02/08/2019	13:30:10	78	13.768
02/08/2019	13:30:10	30	13.768
02/08/2019	13:30:24	148	13.756

02/08/2019	13:30:39	145	13.754
02/08/2019	13:30:39	151	13.754
02/08/2019	13:30:46	5	13.758
02/08/2019	13:30:54	151	13.756
02/08/2019	13:31:13	152	13.762
02/08/2019	13:31:52	388	13.774
02/08/2019	13:32:01	152	13.774
02/08/2019	13:32:21	280	13.776
02/08/2019	13:32:37	152	13.774
02/08/2019	13:33:15	280	13.77
02/08/2019	13:33:15	152	13.77
02/08/2019	13:33:31	151	13.768
02/08/2019	13:33:48	151	13.758
02/08/2019	13:34:03	151	13.756
02/08/2019	13:34:12	151	13.754
02/08/2019	13:34:38	152	13.754
02/08/2019	13:34:49	151	13.752
02/08/2019	13:34:53	151	13.752
02/08/2019	13:35:31	264	13.754
02/08/2019	13:36:17	292	13.754
02/08/2019	13:36:29	145	13.752
02/08/2019	13:36:47	22	13.758
02/08/2019	13:36:47	3	13.758
02/08/2019	13:36:53	191	13.758
02/08/2019	13:37:16	216	13.762
02/08/2019	13:37:34	145	13.766
02/08/2019	13:37:52	152	13.76
02/08/2019	13:38:09	152	13.756
02/08/2019	13:38:41	152	13.754
02/08/2019	13:38:59	145	13.754
02/08/2019	13:39:11	192	13.758
02/08/2019	13:39:28	152	13.752
02/08/2019	13:40:07	307	13.75
02/08/2019	13:40:44	292	13.752
02/08/2019	13:41:02	151	13.75
02/08/2019	13:42:00	493	13.762
02/08/2019	13:42:35	285	13.76
02/08/2019	13:43:36	150	13.764
02/08/2019	13:43:52	149	13.764
02/08/2019	13:43:52	261	13.764
02/08/2019	13:44:23	292	13.762
02/08/2019	13:45:05	300	13.76
02/08/2019	13:45:24	291	13.76
02/08/2019	13:46:08	284	13.76
02/08/2019	13:46:09	24	13.76
02/08/2019	13:46:40	493	13.77
02/08/2019	13:46:56	154	13.764
02/08/2019	13:47:11	155	13.764
02/08/2019	13:47:47	308	13.764
02/08/2019	13:49:51	1069	13.784
02/08/2019	13:49:56	298	13.782
02/08/2019	13:50:06	150	13.782
02/08/2019	13:50:21	149	13.78
02/08/2019	13:50:40	150	13.778

02/08/2019	13:51:17	276	13.776
02/08/2019	13:51:17	207	13.778
02/08/2019	13:51:32	149	13.772
02/08/2019	13:52:09	276	13.766
02/08/2019	13:52:28	414	13.766
02/08/2019	13:52:40	149	13.766
02/08/2019	13:52:52	150	13.76
02/08/2019	13:53:58	437	13.766
02/08/2019	13:54:28	533	13.764
02/08/2019	13:54:30	145	13.764
02/08/2019	13:56:22	975	13.794
02/08/2019	13:56:30	148	13.788
02/08/2019	13:57:07	296	13.786
02/08/2019	13:57:40	288	13.782
02/08/2019	13:58:08	148	13.78
02/08/2019	13:58:09	148	13.776
02/08/2019	13:58:53	331	13.78
02/08/2019	13:59:12	148	13.78
02/08/2019	13:59:25	148	13.778
02/08/2019	13:59:40	148	13.78
02/08/2019	13:59:57	148	13.778
02/08/2019	14:00:14	147	13.778
02/08/2019	14:00:15	400	13.786
02/08/2019	14:00:15	690	13.786
02/08/2019	14:00:33	255	13.772
02/08/2019	14:01:02	387	13.782
02/08/2019	14:02:09	478	13.8
02/08/2019	14:02:16	164	13.804
02/08/2019	14:02:22	375	13.8
02/08/2019	14:02:34	168	13.802
02/08/2019	14:04:13	151	13.788
02/08/2019	14:04:45	283	13.792
02/08/2019	14:04:48	219	13.792
02/08/2019	14:05:08	294	13.79
02/08/2019	14:05:24	150	13.79
02/08/2019	14:05:52	289	13.79
02/08/2019	14:06:30	564	13.784
02/08/2019	14:06:50	151	13.78
02/08/2019	14:06:56	150	13.778
02/08/2019	14:08:20	1041	13.794
02/08/2019	14:08:52	289	13.788
02/08/2019	14:08:55	163	13.788
02/08/2019	14:09:38	564	13.814
02/08/2019	14:09:55	201	13.816
02/08/2019	14:10:21	287	13.81
02/08/2019	14:10:49	151	13.798
02/08/2019	14:10:59	150	13.798
02/08/2019	14:11:22	152	13.802
02/08/2019	14:11:37	151	13.8
02/08/2019	14:11:51	187	13.8
02/08/2019	14:12:43	408	13.812
02/08/2019	14:13:06	151	13.81
02/08/2019	14:13:20	151	13.81
02/08/2019	14:13:27	151	13.81

02/08/2019	14:13:46	151	13.806
02/08/2019	14:14:05	151	13.81
02/08/2019	14:14:40	294	13.808
02/08/2019	14:15:11	292	13.804
02/08/2019	14:15:49	296	13.8
02/08/2019	14:16:32	365	13.8
02/08/2019	14:16:45	149	13.798
02/08/2019	14:17:26	331	13.802
02/08/2019	14:17:40	148	13.798
02/08/2019	14:18:11	296	13.8
02/08/2019	14:18:32	148	13.796
02/08/2019	14:19:03	296	13.798
02/08/2019	14:19:32	148	13.798
02/08/2019	14:20:20	552	13.8
02/08/2019	14:21:25	366	13.804
02/08/2019	14:21:50	203	13.802
02/08/2019	14:21:50	403	13.802
02/08/2019	14:22:24	185	13.804
02/08/2019	14:22:28	171	13.804
02/08/2019	14:22:43	146	13.8
02/08/2019	14:23:10	216	13.8
02/08/2019	14:23:15	150	13.798
02/08/2019	14:23:34	146	13.798
02/08/2019	14:23:42	146	13.802
02/08/2019	14:24:16	293	13.81
02/08/2019	14:24:39	293	13.806
02/08/2019	14:25:04	263	13.808
02/08/2019	14:25:17	152	13.81
02/08/2019	14:25:32	152	13.804
02/08/2019	14:25:55	280	13.808
02/08/2019	14:26:10	152	13.808
02/08/2019	14:26:30	280	13.808
02/08/2019	14:26:42	152	13.806
02/08/2019	14:27:14	280	13.804
02/08/2019	14:27:34	280	13.806
02/08/2019	14:27:45	152	13.806
02/08/2019	14:27:57	151	13.806
02/08/2019	14:28:04	646	13.808
02/08/2019	14:28:05	170	13.808
02/08/2019	14:28:05	7	13.808
02/08/2019	14:28:47	381	13.802
02/08/2019	14:28:50	156	13.802
02/08/2019	14:30:03	155	13.802
02/08/2019	14:30:16	157	13.8
02/08/2019	14:30:23	45	13.808
02/08/2019	14:30:23	180	13.808
02/08/2019	14:30:31	157	13.804
02/08/2019	14:30:48	315	13.804
02/08/2019	14:30:48	157	13.804
02/08/2019	14:31:04	225	13.802
02/08/2019	14:31:05	157	13.8
02/08/2019	14:31:13	157	13.796
02/08/2019	14:31:20	158	13.794
02/08/2019	14:31:35	247	13.794

02/08/2019	14:31:40	157	13.79
02/08/2019	14:31:45	158	13.788
02/08/2019	14:32:01	337	13.798
02/08/2019	14:32:06	242	13.8
02/08/2019	14:32:32	319	13.8
02/08/2019	14:32:34	180	13.8
02/08/2019	14:33:04	517	13.812
02/08/2019	14:33:20	319	13.812
02/08/2019	14:33:21	243	13.812
02/08/2019	14:33:43	449	13.826
02/08/2019	14:33:50	158	13.82
02/08/2019	14:34:00	292	13.816
02/08/2019	14:34:18	224	13.82
02/08/2019	14:34:20	158	13.818
02/08/2019	14:34:35	292	13.814
02/08/2019	14:34:48	314	13.81
02/08/2019	14:35:00	293	13.808
02/08/2019	14:35:13	266	13.806
02/08/2019	14:35:20	145	13.8
02/08/2019	14:35:36	290	13.79
02/08/2019	14:35:47	145	13.786
02/08/2019	14:35:51	145	13.782
02/08/2019	14:36:10	217	13.78
02/08/2019	14:36:12	145	13.778
02/08/2019	14:36:39	435	13.788
02/08/2019	14:36:44	145	13.784
02/08/2019	14:37:06	399	13.782
02/08/2019	14:37:14	145	13.78
02/08/2019	14:37:31	163	13.782
02/08/2019	14:37:37	163	13.782
02/08/2019	14:37:41	145	13.778
02/08/2019	14:37:48	163	13.784
02/08/2019	14:37:59	110	13.784
02/08/2019	14:38:18	306	13.786
02/08/2019	14:38:19	145	13.786
02/08/2019	14:38:33	145	13.788
02/08/2019	14:38:43	218	13.794
02/08/2019	14:39:14	579	13.8
02/08/2019	14:39:20	145	13.796
02/08/2019	14:39:32	218	13.802
02/08/2019	14:39:45	145	13.802
02/08/2019	14:39:48	144	13.798
02/08/2019	14:39:57	145	13.796
02/08/2019	14:40:14	284	13.794
02/08/2019	14:40:35	289	13.8
02/08/2019	14:40:46	151	13.796
02/08/2019	14:40:57	101	13.79
02/08/2019	14:40:57	50	13.79
02/08/2019	14:41:22	289	13.794
02/08/2019	14:41:33	152	13.796
02/08/2019	14:41:42	151	13.798
02/08/2019	14:42:05	234	13.8
02/08/2019	14:42:15	151	13.796
02/08/2019	14:42:46	289	13.798

02/08/2019	14:42:51	221	13.798
02/08/2019	14:43:08	289	13.794
02/08/2019	14:43:21	151	13.792
02/08/2019	14:43:31	151	13.792
02/08/2019	14:43:45	152	13.782
02/08/2019	14:43:51	151	13.784
02/08/2019	14:44:01	152	13.78
02/08/2019	14:44:14	151	13.774
02/08/2019	14:44:39	289	13.772
02/08/2019	14:44:48	151	13.772
02/08/2019	14:45:08	302	13.772
02/08/2019	14:45:16	148	13.766
02/08/2019	14:45:26	147	13.766
02/08/2019	14:45:44	295	13.768
02/08/2019	14:45:59	295	13.772
02/08/2019	14:46:26	386	13.78
02/08/2019	14:46:41	301	13.78
02/08/2019	14:47:16	573	13.778
02/08/2019	14:47:25	148	13.778
02/08/2019	14:47:37	147	13.778
02/08/2019	14:47:49	148	13.77
02/08/2019	14:47:54	147	13.768
02/08/2019	14:48:04	147	13.77
02/08/2019	14:48:10	138	13.77
02/08/2019	14:48:10	10	13.77
02/08/2019	14:48:23	147	13.77
02/08/2019	14:48:39	295	13.77
02/08/2019	14:48:59	295	13.776
02/08/2019	14:49:23	278	13.774
02/08/2019	14:49:23	164	13.774
02/08/2019	14:49:40	278	13.772
02/08/2019	14:49:48	147	13.766
02/08/2019	14:50:43	849	13.772
02/08/2019	14:50:50	151	13.772
02/08/2019	14:50:59	150	13.766
02/08/2019	14:51:15	284	13.768
02/08/2019	14:51:30	151	13.766
02/08/2019	14:51:42	284	13.764
02/08/2019	14:53:14	1455	13.786
02/08/2019	14:53:25	204	13.778
02/08/2019	14:53:30	147	13.776
02/08/2019	14:53:39	151	13.774
02/08/2019	14:53:51	150	13.768
02/08/2019	14:54:03	268	13.774
02/08/2019	14:54:18	150	13.768
02/08/2019	14:54:21	151	13.766
02/08/2019	14:54:38	284	13.768
02/08/2019	14:54:55	284	13.764
02/08/2019	14:55:06	206	13.768
02/08/2019	14:55:07	147	13.764
02/08/2019	14:55:07	555	13.764
02/08/2019	14:55:19	50	13.768
02/08/2019	14:55:19	447	13.768
02/08/2019	14:55:19	98	13.768

02/08/2019	14:55:21	185	13.768
02/08/2019	14:55:23	102	13.768
02/08/2019	14:55:23	85	13.768
02/08/2019	14:55:24	205	13.768
02/08/2019	14:55:25	149	13.768
02/08/2019	14:55:25	15	13.768
02/08/2019	14:55:27	199	13.768
02/08/2019	14:55:29	15	13.768
02/08/2019	14:55:29	176	13.768
02/08/2019	14:55:30	428	13.766
02/08/2019	14:55:37	176	13.768
02/08/2019	14:55:38	147	13.768
02/08/2019	14:55:41	211	13.768
02/08/2019	14:55:43	217	13.768
02/08/2019	14:55:43	494	13.768
02/08/2019	14:55:51	194	13.768
02/08/2019	14:55:51	170	13.766
02/08/2019	14:56:12	727	13.768
02/08/2019	14:56:12	727	13.768
02/08/2019	14:56:12	267	13.768
02/08/2019	14:56:14	487	13.766
02/08/2019	14:56:17	340	13.766
02/08/2019	14:56:17	608	13.766
02/08/2019	14:56:17	370	13.766
02/08/2019	14:56:17	18	13.766
02/08/2019	14:56:17	243	13.766
02/08/2019	14:56:22	371	13.764
02/08/2019	14:56:28	283	13.766
02/08/2019	14:56:29	458	13.766
02/08/2019	14:56:36	291	13.766
02/08/2019	14:56:36	554	13.766
02/08/2019	14:56:37	187	13.766
02/08/2019	14:56:38	185	13.764
02/08/2019	14:56:43	154	13.764
02/08/2019	14:56:43	371	13.762
02/08/2019	14:56:47	218	13.762
02/08/2019	14:56:52	615	13.762
02/08/2019	14:56:55	153	13.762
02/08/2019	14:56:55	253	13.762
02/08/2019	14:56:57	211	13.76
02/08/2019	14:56:57	185	13.758
02/08/2019	14:57:11	865	13.756
02/08/2019	14:57:13	133	13.756
02/08/2019	14:57:14	214	13.756
02/08/2019	14:57:15	165	13.756
02/08/2019	14:57:17	202	13.756
02/08/2019	14:57:19	168	13.756
02/08/2019	14:57:20	270	13.754
02/08/2019	14:57:27	291	13.752
02/08/2019	14:57:27	391	13.752
02/08/2019	14:57:27	278	13.752
02/08/2019	14:57:27	230	13.752
02/08/2019	14:57:35	741	13.752
02/08/2019	14:57:47	534	13.762

02/08/2019	14:57:49	158	13.762
02/08/2019	14:57:51	698	13.764
02/08/2019	14:57:57	307	13.76
02/08/2019	14:57:57	370	13.76
02/08/2019	14:58:01	153	13.756
02/08/2019	14:58:01	556	13.756
02/08/2019	14:58:18	981	13.756
02/08/2019	14:58:26	17	13.76
02/08/2019	14:58:28	351	13.76
02/08/2019	14:58:28	1156	13.76
02/08/2019	14:58:29	550	13.76
02/08/2019	14:58:40	235	13.76
02/08/2019	14:58:43	304	13.762
02/08/2019	14:58:44	243	13.762
02/08/2019	14:58:46	700	13.756
02/08/2019	14:58:46	225	13.756
02/08/2019	14:58:46	158	13.756
02/08/2019	14:58:46	185	13.756
02/08/2019	14:58:51	371	13.754
02/08/2019	14:59:04	1019	13.754
02/08/2019	14:59:04	153	13.754
02/08/2019	14:59:14	165	13.758
02/08/2019	14:59:16	307	13.754
02/08/2019	14:59:16	773	13.754
02/08/2019	14:59:16	153	13.754
02/08/2019	14:59:16	170	13.754
02/08/2019	14:59:16	36	13.754
02/08/2019	14:59:28	403	13.764
02/08/2019	14:59:29	226	13.762
02/08/2019	14:59:30	176	13.762
02/08/2019	14:59:33	167	13.762
02/08/2019	14:59:34	187	13.762
02/08/2019	14:59:37	154	13.762
02/08/2019	14:59:40	333	13.764
02/08/2019	14:59:42	148	13.764
02/08/2019	14:59:50	985	13.764
02/08/2019	14:59:50	460	13.764
02/08/2019	14:59:56	165	13.766
02/08/2019	14:59:58	181	13.766
02/08/2019	15:00:01	153	13.76
02/08/2019	15:00:13	154	13.76
02/08/2019	15:00:26	276	13.762
02/08/2019	15:00:37	153	13.764
02/08/2019	15:00:48	153	13.76
02/08/2019	15:00:55	153	13.756
02/08/2019	15:01:06	154	13.754
02/08/2019	15:01:28	252	13.752
02/08/2019	15:01:33	146	13.75
02/08/2019	15:01:40	154	13.746
02/08/2019	15:01:54	153	13.746
02/08/2019	15:02:03	153	13.744
02/08/2019	15:02:47	158	13.75
02/08/2019	15:03:22	715	13.756
02/08/2019	15:03:22	354	13.756

02/08/2019	15:03:35	153	13.752
02/08/2019	15:03:44	153	13.758
02/08/2019	15:04:01	255	13.756
02/08/2019	15:04:14	251	13.76
02/08/2019	15:04:31	153	13.754
02/08/2019	15:04:37	154	13.754
02/08/2019	15:04:46	153	13.754
02/08/2019	15:04:53	153	13.754
02/08/2019	15:05:03	158	13.75
02/08/2019	15:05:18	152	13.752
02/08/2019	15:05:24	114	13.75
02/08/2019	15:05:32	157	13.748
02/08/2019	15:06:20	743	13.754
02/08/2019	15:06:30	287	13.75
02/08/2019	15:06:48	288	13.74
02/08/2019	15:06:57	152	13.738
02/08/2019	15:07:07	152	13.738
02/08/2019	15:07:26	287	13.736
02/08/2019	15:07:31	152	13.736
02/08/2019	15:07:39	152	13.732
02/08/2019	15:08:14	229	13.738
02/08/2019	15:08:14	190	13.738
02/08/2019	15:08:14	173	13.738
02/08/2019	15:08:31	291	13.742
02/08/2019	15:08:33	145	13.74
02/08/2019	15:08:52	509	13.736
02/08/2019	15:08:52	145	13.736
02/08/2019	15:08:56	146	13.734
02/08/2019	15:09:23	582	13.734
02/08/2019	15:09:24	436	13.732
02/08/2019	15:09:37	291	13.732
02/08/2019	15:09:42	219	13.732
02/08/2019	15:09:42	146	13.732
02/08/2019	15:10:00	582	13.734
02/08/2019	15:10:03	178	13.73
02/08/2019	15:10:16	286	13.728
02/08/2019	15:10:21	163	13.724
02/08/2019	15:10:27	163	13.722
02/08/2019	15:10:37	163	13.712
02/08/2019	15:10:42	162	13.716
02/08/2019	15:10:53	163	13.714
02/08/2019	15:11:17	325	13.722
02/08/2019	15:11:20	326	13.722
02/08/2019	15:11:34	326	13.72
02/08/2019	15:11:38	163	13.718
02/08/2019	15:11:51	302	13.716
02/08/2019	15:11:58	163	13.716
02/08/2019	15:12:08	163	13.712
02/08/2019	15:12:13	162	13.71
02/08/2019	15:12:26	326	13.706
02/08/2019	15:12:39	302	13.704
02/08/2019	15:12:46	163	13.704
02/08/2019	15:12:52	163	13.69
02/08/2019	15:13:00	163	13.688

02/08/2019	15:13:07	162	13.684
02/08/2019	15:13:15	163	13.688
02/08/2019	15:13:24	163	13.684
02/08/2019	15:13:44	326	13.692
02/08/2019	15:13:45	186	13.692
02/08/2019	15:13:56	325	13.688
02/08/2019	15:14:06	163	13.688
02/08/2019	15:14:13	163	13.684
02/08/2019	15:14:23	300	13.682
02/08/2019	15:14:37	165	13.682
02/08/2019	15:14:38	163	13.682
02/08/2019	15:14:47	162	13.684
02/08/2019	15:14:59	280	13.686
02/08/2019	15:15:04	148	13.68
02/08/2019	15:15:12	165	13.676
02/08/2019	15:15:24	225	13.678
02/08/2019	15:15:25	215	13.678
02/08/2019	15:15:38	330	13.686
02/08/2019	15:15:43	165	13.684
02/08/2019	15:15:50	165	13.684
02/08/2019	15:16:26	200	13.698
02/08/2019	15:16:26	200	13.698
02/08/2019	15:16:33	673	13.702
02/08/2019	15:16:33	145	13.702
02/08/2019	15:16:33	20	13.702
02/08/2019	15:16:41	165	13.696
02/08/2019	15:17:07	632	13.696
02/08/2019	15:17:15	68	13.698
02/08/2019	15:17:18	247	13.696
02/08/2019	15:17:26	291	13.692
02/08/2019	15:17:32	147	13.694
02/08/2019	15:17:39	155	13.692
02/08/2019	15:17:41	165	13.69
02/08/2019	15:17:47	165	13.688
02/08/2019	15:18:02	303	13.686
02/08/2019	15:18:23	550	13.692
02/08/2019	15:18:31	303	13.69
02/08/2019	15:18:36	192	13.696
02/08/2019	15:19:04	743	13.7
02/08/2019	15:19:16	330	13.696
02/08/2019	15:19:22	165	13.694
02/08/2019	15:20:00	633	13.696
02/08/2019	15:20:00	357	13.696
02/08/2019	15:20:14	256	13.7
02/08/2019	15:20:21	272	13.7
02/08/2019	15:20:37	273	13.704
02/08/2019	15:20:42	198	13.704
02/08/2019	15:20:48	272	13.7
02/08/2019	15:20:55	148	13.694
02/08/2019	15:21:09	273	13.692
02/08/2019	15:21:22	272	13.692
02/08/2019	15:21:27	149	13.692
02/08/2019	15:21:31	148	13.69
02/08/2019	15:21:38	149	13.688

02/08/2019	15:22:16	154	13.694
02/08/2019	15:22:24	985	13.694
02/08/2019	15:22:26	148	13.69
02/08/2019	15:22:57	545	13.7
02/08/2019	15:22:57	222	13.7
02/08/2019	15:23:38	842	13.704
02/08/2019	15:23:38	146	13.704
02/08/2019	15:23:38	3	13.704
02/08/2019	15:24:08	212	13.702
02/08/2019	15:24:25	545	13.7
02/08/2019	15:24:25	406	13.7
02/08/2019	15:25:03	568	13.7
02/08/2019	15:25:03	369	13.7
02/08/2019	15:25:25	364	13.698
02/08/2019	15:25:29	159	13.698
02/08/2019	15:25:47	296	13.694
02/08/2019	15:25:48	182	13.694
02/08/2019	15:25:58	160	13.688
02/08/2019	15:26:37	546	13.688
02/08/2019	15:26:37	409	13.688
02/08/2019	15:26:44	160	13.69
02/08/2019	15:27:29	1046	13.694
02/08/2019	15:28:01	546	13.69
02/08/2019	15:28:08	205	13.69
02/08/2019	15:28:14	296	13.69
02/08/2019	15:28:24	159	13.686
02/08/2019	15:28:31	160	13.686
02/08/2019	15:28:40	159	13.684
02/08/2019	15:28:44	159	13.684
02/08/2019	15:28:57	296	13.682
02/08/2019	15:29:03	159	13.68
02/08/2019	15:29:18	296	13.684
02/08/2019	15:29:41	442	13.682
02/08/2019	15:29:41	104	13.682
02/08/2019	15:30:03	536	13.68
02/08/2019	15:30:43	215	13.676
02/08/2019	15:30:44	705	13.674
02/08/2019	15:30:44	270	13.674
02/08/2019	15:30:51	174	13.672
02/08/2019	15:30:56	174	13.672
02/08/2019	15:31:05	174	13.672
02/08/2019	15:31:39	667	13.672
02/08/2019	15:31:39	377	13.672
02/08/2019	15:31:44	174	13.672
02/08/2019	15:31:57	193	13.676
02/08/2019	15:31:57	213	13.676
02/08/2019	15:32:04	174	13.672
02/08/2019	15:32:22	348	13.672
02/08/2019	15:32:23	174	13.672
02/08/2019	15:32:42	348	13.672
02/08/2019	15:32:42	232	13.672
02/08/2019	15:32:56	348	13.672
02/08/2019	15:33:00	174	13.672
02/08/2019	15:33:05	146	13.672

02/08/2019	15:33:10	174	13.672
02/08/2019	15:33:16	174	13.672
02/08/2019	15:33:22	174	13.672
02/08/2019	15:33:28	174	13.672
02/08/2019	15:33:35	121	13.672
02/08/2019	15:33:35	53	13.672
02/08/2019	15:33:42	174	13.672
02/08/2019	15:33:49	174	13.672
02/08/2019	15:33:52	174	13.672
02/08/2019	15:34:03	174	13.674
02/08/2019	15:34:04	174	13.672
02/08/2019	15:34:15	174	13.674
02/08/2019	15:34:17	174	13.672
02/08/2019	15:34:23	174	13.672
02/08/2019	15:34:30	174	13.672
02/08/2019	15:34:34	44	13.672
02/08/2019	15:34:37	159	13.672
02/08/2019	15:34:42	123	13.672
02/08/2019	15:34:42	51	13.672
02/08/2019	15:34:47	174	13.672
02/08/2019	15:34:53	174	13.672
02/08/2019	15:34:59	167	13.672
02/08/2019	15:35:06	151	13.672
02/08/2019	15:35:13	161	13.672
02/08/2019	15:35:24	161	13.652
02/08/2019	15:35:38	308	13.656
02/08/2019	15:35:50	291	13.654
02/08/2019	15:36:00	322	13.654
02/08/2019	15:36:14	152	13.656
02/08/2019	15:36:14	413	13.656
02/08/2019	15:36:19	301	13.658
02/08/2019	15:36:20	232	13.656
02/08/2019	15:36:35	246	13.654
02/08/2019	15:37:09	151	13.646
02/08/2019	15:37:31	598	13.656
02/08/2019	15:37:42	161	13.656
02/08/2019	15:38:07	503	13.66
02/08/2019	15:38:17	325	13.662
02/08/2019	15:38:22	162	13.66
02/08/2019	15:39:01	598	13.658
02/08/2019	15:39:01	322	13.66
02/08/2019	15:39:13	161	13.66
02/08/2019	15:39:15	161	13.656
02/08/2019	15:39:21	146	13.656
02/08/2019	15:39:27	153	13.658
02/08/2019	15:39:34	161	13.658
02/08/2019	15:39:44	161	13.656
02/08/2019	15:39:50	161	13.652
02/08/2019	15:39:56	161	13.648
02/08/2019	15:40:02	151	13.648
02/08/2019	15:40:17	159	13.652
02/08/2019	15:40:20	160	13.65
02/08/2019	15:40:36	111	13.648
02/08/2019	15:40:36	49	13.648

02/08/2019	15:41:15	42	13.65
02/08/2019	15:41:15	579	13.65
02/08/2019	15:41:17	196	13.646
02/08/2019	15:41:35	301	13.646
02/08/2019	15:42:08	533	13.648
02/08/2019	15:42:21	320	13.65
02/08/2019	15:42:59	532	13.66
02/08/2019	15:43:00	160	13.66
02/08/2019	15:43:13	160	13.656
02/08/2019	15:43:23	160	13.654
02/08/2019	15:43:32	266	13.656
02/08/2019	15:43:57	219	13.662
02/08/2019	15:43:57	225	13.662
02/08/2019	15:44:16	302	13.67
02/08/2019	15:44:30	160	13.666
02/08/2019	15:44:34	159	13.664
02/08/2019	15:44:57	302	13.668
02/08/2019	15:45:00	160	13.668
02/08/2019	15:45:39	591	13.684
02/08/2019	15:45:39	174	13.682
02/08/2019	15:46:02	300	13.684
02/08/2019	15:46:03	226	13.684
02/08/2019	15:46:18	284	13.684
02/08/2019	15:46:37	425	13.69
02/08/2019	15:46:48	162	13.69
02/08/2019	15:46:56	35	13.69
02/08/2019	15:46:57	127	13.69
02/08/2019	15:47:04	162	13.69
02/08/2019	15:47:11	162	13.686
02/08/2019	15:47:21	162	13.682
02/08/2019	15:47:25	162	13.686
02/08/2019	15:47:56	628	13.682
02/08/2019	15:48:08	162	13.676
02/08/2019	15:48:38	567	13.678
02/08/2019	15:49:02	588	13.678
02/08/2019	15:49:22	223	13.68
02/08/2019	15:49:22	162	13.68
02/08/2019	15:49:28	162	13.674
02/08/2019	15:49:51	304	13.674
02/08/2019	15:49:51	162	13.672
02/08/2019	15:49:59	162	13.67
02/08/2019	15:50:20	290	13.672
02/08/2019	15:50:24	158	13.67
02/08/2019	15:50:36	315	13.668
02/08/2019	15:50:45	157	13.664
02/08/2019	15:51:09	473	13.668
02/08/2019	15:51:10	151	13.668
02/08/2019	15:51:18	164	13.666
02/08/2019	15:51:28	157	13.662
02/08/2019	15:51:29	158	13.66
02/08/2019	15:51:39	180	13.662
02/08/2019	15:51:54	106	13.664
02/08/2019	15:52:12	1034	13.664
02/08/2019	15:52:14	163	13.662

02/08/2019	15:52:34	393	13.666
02/08/2019	15:52:41	747	13.668
02/08/2019	15:52:41	327	13.668
02/08/2019	15:52:46	324	13.666
02/08/2019	15:53:25	146	13.672
02/08/2019	15:53:26	632	13.67
02/08/2019	15:53:26	600	13.67
02/08/2019	15:53:53	560	13.67
02/08/2019	15:53:57	489	13.668
02/08/2019	15:53:58	181	13.668
02/08/2019	15:54:12	427	13.674
02/08/2019	15:54:23	146	13.672
02/08/2019	15:54:23	151	13.672
02/08/2019	15:54:36	616	13.672
02/08/2019	15:54:37	161	13.672
02/08/2019	15:55:21	460	13.674
02/08/2019	15:55:22	337	13.674
02/08/2019	15:55:27	332	13.676
02/08/2019	15:55:28	245	13.676
02/08/2019	15:55:28	135	13.676
02/08/2019	15:55:50	142	13.68
02/08/2019	15:55:51	258	13.68
02/08/2019	15:56:09	190	13.68
02/08/2019	15:56:18	74	13.68
02/08/2019	15:56:29	478	13.682
02/08/2019	15:56:29	88	13.682
02/08/2019	15:56:36	153	13.686
02/08/2019	15:56:38	1347	13.68
02/08/2019	15:56:38	179	13.68
02/08/2019	15:56:52	563	13.678
02/08/2019	15:57:00	303	13.676
02/08/2019	15:57:37	341	13.682
02/08/2019	15:57:44	87	13.682
02/08/2019	15:57:44	527	13.682
02/08/2019	15:57:56	300	13.682
02/08/2019	15:58:01	939	13.686
02/08/2019	15:58:06	55	13.686
02/08/2019	15:58:16	551	13.686
02/08/2019	15:58:28	302	13.682
02/08/2019	15:58:32	341	13.682
02/08/2019	15:58:47	145	13.686
02/08/2019	15:58:48	212	13.686
02/08/2019	15:58:51	324	13.686
02/08/2019	15:58:54	151	13.684
02/08/2019	15:58:59	151	13.682
02/08/2019	15:59:01	152	13.68
02/08/2019	15:59:12	300	13.68
02/08/2019	15:59:28	607	13.682
02/08/2019	15:59:32	152	13.68
02/08/2019	15:59:47	413	13.684
02/08/2019	15:59:56	457	13.684
02/08/2019	15:59:56	151	13.684
02/08/2019	16:00:22	855	13.688
02/08/2019	16:00:25	148	13.686

02/08/2019	16:00:28	148	13.688
02/08/2019	16:00:45	593	13.686
02/08/2019	16:01:10	962	13.698
02/08/2019	16:01:13	148	13.696
02/08/2019	16:01:33	593	13.696
02/08/2019	16:01:41	296	13.696
02/08/2019	16:01:41	148	13.696
02/08/2019	16:01:48	148	13.692
02/08/2019	16:01:49	99	13.69
02/08/2019	16:02:07	112	13.688
02/08/2019	16:02:13	641	13.688
02/08/2019	16:02:13	148	13.688
02/08/2019	16:02:23	200	13.684
02/08/2019	16:02:39	762	13.684
02/08/2019	16:02:42	149	13.68
02/08/2019	16:02:51	222	13.684
02/08/2019	16:02:58	296	13.682
02/08/2019	16:03:10	518	13.688
02/08/2019	16:03:14	148	13.69
02/08/2019	16:03:19	148	13.688
02/08/2019	16:03:24	149	13.686
02/08/2019	16:03:34	296	13.686
02/08/2019	16:03:35	148	13.686
02/08/2019	16:03:53	592	13.686
02/08/2019	16:04:13	166	13.686
02/08/2019	16:04:26	982	13.692
02/08/2019	16:04:35	333	13.69
02/08/2019	16:04:41	333	13.69
02/08/2019	16:04:56	112	13.692
02/08/2019	16:04:56	198	13.692
02/08/2019	16:05:12	174	13.694
02/08/2019	16:05:14	568	13.692
02/08/2019	16:05:15	216	13.692
02/08/2019	16:05:23	315	13.692
02/08/2019	16:05:39	139	13.69
02/08/2019	16:05:44	178	13.69
02/08/2019	16:05:45	752	13.69
02/08/2019	16:05:53	21	13.69
02/08/2019	16:05:59	171	13.69
02/08/2019	16:06:05	175	13.686
02/08/2019	16:06:10	175	13.684
02/08/2019	16:06:32	603	13.682
02/08/2019	16:06:38	377	13.682
02/08/2019	16:06:52	315	13.68
02/08/2019	16:06:52	175	13.68
02/08/2019	16:07:10	631	13.68
02/08/2019	16:07:20	315	13.678
02/08/2019	16:07:35	315	13.676
02/08/2019	16:07:35	245	13.678
02/08/2019	16:07:43	315	13.676
02/08/2019	16:07:52	315	13.68
02/08/2019	16:08:04	315	13.682
02/08/2019	16:08:15	315	13.684
02/08/2019	16:08:18	175	13.684

02/08/2019	16:08:49	630	13.688
02/08/2019	16:08:59	645	13.692
02/08/2019	16:08:59	56	13.692
02/08/2019	16:08:59	175	13.69
02/08/2019	16:09:08	315	13.686
02/08/2019	16:09:13	175	13.686
02/08/2019	16:09:19	175	13.686
02/08/2019	16:09:23	175	13.688
02/08/2019	16:09:38	148	13.69
02/08/2019	16:10:02	257	13.692
02/08/2019	16:10:04	370	13.692
02/08/2019	16:10:09	141	13.692
02/08/2019	16:10:11	731	13.69
02/08/2019	16:10:11	166	13.69
02/08/2019	16:10:32	658	13.692
02/08/2019	16:10:35	263	13.692
02/08/2019	16:10:49	746	13.694
02/08/2019	16:11:00	147	13.692
02/08/2019	16:11:02	380	13.692
02/08/2019	16:11:08	175	13.69
02/08/2019	16:11:21	514	13.69
02/08/2019	16:11:21	144	13.69
02/08/2019	16:11:36	597	13.69
02/08/2019	16:12:00	350	13.692
02/08/2019	16:12:01	155	13.692
02/08/2019	16:12:04	167	13.694
02/08/2019	16:12:06	587	13.692
02/08/2019	16:12:06	162	13.692
02/08/2019	16:12:08	179	13.692
02/08/2019	16:12:30	280	13.698
02/08/2019	16:12:33	252	13.698
02/08/2019	16:12:38	473	13.696
02/08/2019	16:12:47	351	13.698
02/08/2019	16:12:48	220	13.698
02/08/2019	16:12:50	142	13.696
02/08/2019	16:13:01	310	13.696
02/08/2019	16:13:02	269	13.696
02/08/2019	16:13:04	113	13.696
02/08/2019	16:13:21	392	13.702
02/08/2019	16:13:21	188	13.702
02/08/2019	16:13:50	353	13.712
02/08/2019	16:13:51	136	13.712
02/08/2019	16:13:52	146	13.71
02/08/2019	16:13:55	140	13.71
02/08/2019	16:13:56	137	13.71
02/08/2019	16:13:59	629	13.708
02/08/2019	16:13:59	70	13.708
02/08/2019	16:14:10	297	13.706
02/08/2019	16:14:10	58	13.706
02/08/2019	16:14:20	307	13.706
02/08/2019	16:14:20	146	13.706
02/08/2019	16:14:25	146	13.702
02/08/2019	16:14:40	203	13.702
02/08/2019	16:14:50	300	13.704

02/08/2019	16:14:55	172	13.706
02/08/2019	16:14:59	27	13.708
02/08/2019	16:14:59	153	13.708
02/08/2019	16:15:00	236	13.706
02/08/2019	16:15:03	253	13.704
02/08/2019	16:15:08	256	13.702
02/08/2019	16:15:22	172	13.708
02/08/2019	16:15:24	194	13.708
02/08/2019	16:15:32	148	13.712
02/08/2019	16:15:33	158	13.712
02/08/2019	16:15:35	186	13.712
02/08/2019	16:15:43	137	13.712
02/08/2019	16:15:45	361	13.71
02/08/2019	16:15:46	313	13.71
02/08/2019	16:15:48	133	13.71
02/08/2019	16:15:48	25	13.71
02/08/2019	16:15:58	581	13.71
02/08/2019	16:16:00	147	13.71
02/08/2019	16:16:05	174	13.706
02/08/2019	16:16:13	367	13.706
02/08/2019	16:16:24	366	13.706
02/08/2019	16:16:29	146	13.708
02/08/2019	16:16:42	680	13.706
02/08/2019	16:16:47	176	13.71
02/08/2019	16:16:48	183	13.708
02/08/2019	16:16:59	135	13.71
02/08/2019	16:17:06	421	13.708
02/08/2019	16:17:06	322	13.71
02/08/2019	16:17:25	148	13.71
02/08/2019	16:17:27	146	13.71
02/08/2019	16:17:28	147	13.71
02/08/2019	16:17:41	430	13.716
02/08/2019	16:17:42	149	13.716
02/08/2019	16:17:47	153	13.714
02/08/2019	16:17:50	525	13.712
02/08/2019	16:18:07	961	13.71
02/08/2019	16:18:22	734	13.712
02/08/2019	16:18:32	366	13.71
02/08/2019	16:18:42	367	13.708
02/08/2019	16:18:42	229	13.71
02/08/2019	16:19:03	147	13.71
02/08/2019	16:19:22	140	13.716
02/08/2019	16:19:28	248	13.712
02/08/2019	16:19:33	135	13.712
02/08/2019	16:19:36	168	13.712
02/08/2019	16:19:36	158	13.71
02/08/2019	16:19:45	131	13.712
02/08/2019	16:19:48	168	13.712
02/08/2019	16:19:49	134	13.71
02/08/2019	16:19:52	136	13.71
02/08/2019	16:19:55	135	13.714
02/08/2019	16:19:56	201	13.712
02/08/2019	16:20:02	187	13.708
02/08/2019	16:20:08	189	13.71

02/08/2019	16:20:11	146	13.71
02/08/2019	16:20:15	180	13.71
02/08/2019	16:20:17	147	13.708
02/08/2019	16:20:18	226	13.708
02/08/2019	16:20:21	155	13.706
02/08/2019	16:20:23	149	13.706
02/08/2019	16:20:32	279	13.708
02/08/2019	16:20:36	193	13.708
02/08/2019	16:20:39	148	13.708
02/08/2019	16:20:43	179	13.708
02/08/2019	16:20:44	142	13.706
02/08/2019	16:20:49	173	13.708
02/08/2019	16:20:52	145	13.708
02/08/2019	16:20:55	153	13.708
02/08/2019	16:20:58	153	13.708
02/08/2019	16:21:01	185	13.71
02/08/2019	16:21:05	163	13.71
02/08/2019	16:21:08	161	13.71
02/08/2019	16:21:15	159	13.708
02/08/2019	16:21:15	308	13.71
02/08/2019	16:21:20	168	13.71
02/08/2019	16:21:21	181	13.708
02/08/2019	16:21:26	149	13.708
02/08/2019	16:21:32	156	13.708
02/08/2019	16:21:32	50	13.71
02/08/2019	16:21:35	155	13.71
02/08/2019	16:21:40	207	13.71
02/08/2019	16:21:42	155	13.71
02/08/2019	16:21:45	151	13.71
02/08/2019	16:21:47	145	13.71
02/08/2019	16:21:49	177	13.706
02/08/2019	16:21:51	149	13.708
02/08/2019	16:21:58	299	13.706
02/08/2019	16:22:04	166	13.708
02/08/2019	16:22:05	183	13.704
02/08/2019	16:22:07	149	13.702
02/08/2019	16:22:13	142	13.704
02/08/2019	16:22:16	140	13.704
02/08/2019	16:22:19	155	13.704
02/08/2019	16:22:22	138	13.704
02/08/2019	16:22:24	154	13.702
02/08/2019	16:22:29	252	13.698
02/08/2019	16:22:32	165	13.696
02/08/2019	16:22:38	282	13.696
02/08/2019	16:22:42	158	13.7
02/08/2019	16:22:48	307	13.696
02/08/2019	16:22:48	150	13.696
02/08/2019	16:22:52	149	13.692
02/08/2019	16:22:56	152	13.692

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), 28 August 2019 - During the period from August 19 to August 23, 2019, Eni acquired n. 1,336,369 shares, at a weighted average price per share equal to 13.288003 euro, for a total consideration of 17,757,675.31 euro within the authorization to purchase treasury shares approved at Eni’s Ordinary General Meeting of shareholders on 14 May 2019, previously subject to disclosure pursuant to art. 144-bis of Consob Regulation 11971/1999.

On the basis of the information provided by the intermediary appointed to make the purchases, the following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Trade date (dd/mm/yy)	Transaction quantity	Transaction weighted average price (euro)	Transaction amount (euro)
19/08/2019	238,980.00	13.209135	3,156,719.08
20/08/2019	267,516.00	13.224081	3,537,653.25
21/08/2019	236,445.00	13.378936	3,163.382.52
22/08/2019	303,579.00	13.366949	4,057,925.01
23/08/2019	289,849.00	13.255162	3,841,995.45
Total	1,336,369.00	13.288003	17,757,675.31

Since the start of the programme, Eni purchased n. 11,492,031 treasury shares (equal to 0.32% of the share capital) for an aggregate amount of 163,333,567.95 euro. Following the purchases made until 23 August 2019, considering the treasury shares already held, Eni holds n. 44,537,228 shares equal to 1.23% of the share capital.

Details of the daily transactions are reported below.

Transaction details
Trade date (dd/mm/yy)	Execution time	Transaction quantity	Transaction price
19/08/2019	08:00:57	151	13.166
19/08/2019	08:01:05	153	13.194
19/08/2019	08:01:13	168	13.192
19/08/2019	08:01:27	370	13.198
19/08/2019	08:01:27	162	13.198
19/08/2019	08:01:32	179	13.198
19/08/2019	08:02:00	915	13.212
19/08/2019	08:02:04	170	13.206

19/08/2019	08:02:17	439	13.212
19/08/2019	08:02:40	441	13.204
19/08/2019	08:03:00	570	13.204
19/08/2019	08:03:08	146	13.204
19/08/2019	08:03:20	446	13.2
19/08/2019	08:03:20	136	13.2
19/08/2019	08:03:20	394	13.2
19/08/2019	08:03:45	304	13.202
19/08/2019	08:03:47	542	13.2
19/08/2019	08:04:04	392	13.192
19/08/2019	08:04:04	252	13.192
19/08/2019	08:04:10	169	13.18
19/08/2019	08:04:56	1054	13.21
19/08/2019	08:04:56	106	13.21
19/08/2019	08:05:03	158	13.206
19/08/2019	08:05:09	153	13.198
19/08/2019	08:05:32	379	13.202
19/08/2019	08:05:51	300	13.2
19/08/2019	08:05:57	158	13.194
19/08/2019	08:06:10	158	13.186
19/08/2019	08:06:40	301	13.186
19/08/2019	08:06:49	173	13.188
19/08/2019	08:06:49	190	13.184
19/08/2019	08:07:17	300	13.196
19/08/2019	08:07:42	522	13.196
19/08/2019	08:07:56	189	13.2
19/08/2019	08:08:12	174	13.194
19/08/2019	08:08:31	332	13.192
19/08/2019	08:08:52	300	13.186
19/08/2019	08:08:59	158	13.182
19/08/2019	08:09:24	332	13.19
19/08/2019	08:09:25	158	13.192
19/08/2019	08:09:40	158	13.186
19/08/2019	08:10:05	379	13.19
19/08/2019	08:10:20	161	13.186
19/08/2019	08:10:36	253	13.194
19/08/2019	08:10:46	157	13.194
19/08/2019	08:11:13	290	13.2
19/08/2019	08:11:31	157	13.196
19/08/2019	08:12:03	326	13.202
19/08/2019	08:12:08	157	13.2
19/08/2019	08:12:22	157	13.2
19/08/2019	08:12:33	157	13.2
19/08/2019	08:12:52	157	13.206
19/08/2019	08:13:06	157	13.204
19/08/2019	08:13:19	157	13.204
19/08/2019	08:13:29	157	13.2
19/08/2019	08:14:19	616	13.212

19/08/2019	08:15:25	567	13.212
19/08/2019	08:15:26	297	13.212
19/08/2019	08:15:44	311	13.208
19/08/2019	08:16:10	163	13.208
19/08/2019	08:16:10	190	13.208
19/08/2019	08:16:25	162	13.2
19/08/2019	08:16:50	312	13.202
19/08/2019	08:17:23	352	13.204
19/08/2019	08:17:23	162	13.204
19/08/2019	08:18:04	175	13.204
19/08/2019	08:18:04	75	13.204
19/08/2019	08:18:04	62	13.204
19/08/2019	08:18:07	230	13.204
19/08/2019	08:18:42	311	13.202
19/08/2019	08:18:49	176	13.202
19/08/2019	08:19:04	312	13.2
19/08/2019	08:19:21	162	13.194
19/08/2019	08:19:28	163	13.192
19/08/2019	08:19:46	162	13.188
19/08/2019	08:20:02	217	13.186
19/08/2019	08:20:11	151	13.182
19/08/2019	08:20:21	151	13.18
19/08/2019	08:20:47	279	13.184
19/08/2019	08:20:59	151	13.178
19/08/2019	08:21:25	279	13.18
19/08/2019	08:22:22	438	13.186
19/08/2019	08:22:22	225	13.186
19/08/2019	08:22:42	279	13.188
19/08/2019	08:23:57	472	13.194
19/08/2019	08:23:58	353	13.194
19/08/2019	08:24:06	151	13.188
19/08/2019	08:24:26	151	13.182
19/08/2019	08:24:31	152	13.178
19/08/2019	08:24:52	151	13.172
19/08/2019	08:26:02	532	13.172
19/08/2019	08:26:04	268	13.172
19/08/2019	08:26:27	324	13.174
19/08/2019	08:27:06	80	13.176
19/08/2019	08:27:58	702	13.184
19/08/2019	08:27:58	246	13.184
19/08/2019	08:28:56	401	13.184
19/08/2019	08:28:56	258	13.184
19/08/2019	08:29:27	291	13.19
19/08/2019	08:30:00	290	13.192
19/08/2019	08:30:06	160	13.19
19/08/2019	08:30:15	157	13.18
19/08/2019	08:30:57	410	13.186
19/08/2019	08:31:24	522	13.188

19/08/2019	08:31:33	158	13.188
19/08/2019	08:31:43	157	13.18
19/08/2019	08:32:54	785	13.18
19/08/2019	08:32:54	233	13.18
19/08/2019	08:33:08	158	13.178
19/08/2019	08:33:56	529	13.176
19/08/2019	08:33:56	259	13.176
19/08/2019	08:34:14	158	13.17
19/08/2019	08:34:28	301	13.172
19/08/2019	08:34:43	157	13.168
19/08/2019	08:35:35	540	13.17
19/08/2019	08:35:47	151	13.166
19/08/2019	08:35:54	152	13.16
19/08/2019	08:36:11	152	13.158
19/08/2019	08:36:26	162	13.156
19/08/2019	08:36:37	152	13.16
19/08/2019	08:37:18	282	13.156
19/08/2019	08:37:18	189	13.156
19/08/2019	08:37:18	6	13.156
19/08/2019	08:37:57	292	13.156
19/08/2019	08:38:12	282	13.156
19/08/2019	08:39:07	563	13.156
19/08/2019	08:40:07	353	13.156
19/08/2019	08:40:07	189	13.156
19/08/2019	08:40:33	309	13.158
19/08/2019	08:41:25	411	13.16
19/08/2019	08:41:38	160	13.156
19/08/2019	08:42:09	294	13.152
19/08/2019	08:42:53	277	13.152
19/08/2019	08:42:55	178	13.15
19/08/2019	08:43:18	160	13.146
19/08/2019	08:44:29	411	13.152
19/08/2019	08:44:29	276	13.152
19/08/2019	08:45:28	380	13.156
19/08/2019	08:45:34	154	13.154
19/08/2019	08:45:51	154	13.15
19/08/2019	08:46:33	343	13.15
19/08/2019	08:47:04	309	13.148
19/08/2019	08:48:00	309	13.154
19/08/2019	08:48:02	154	13.154
19/08/2019	08:48:37	300	13.156
19/08/2019	08:48:55	155	13.15
19/08/2019	08:49:12	91	13.15
19/08/2019	08:49:12	63	13.15
19/08/2019	08:49:32	155	13.152
19/08/2019	08:50:00	154	13.142
19/08/2019	08:50:46	402	13.146
19/08/2019	08:50:46	221	13.14

19/08/2019	08:51:44	598	13.14
19/08/2019	08:53:00	598	13.146
19/08/2019	08:54:41	871	13.15
19/08/2019	08:54:41	579	13.15
19/08/2019	08:55:08	308	13.148
19/08/2019	08:56:03	472	13.152
19/08/2019	08:56:16	152	13.15
19/08/2019	08:57:00	312	13.148
19/08/2019	08:59:09	470	13.152
19/08/2019	08:59:09	403	13.152
19/08/2019	08:59:09	295	13.152
19/08/2019	08:59:35	160	13.15
19/08/2019	09:00:00	303	13.148
19/08/2019	09:00:24	133	13.144
19/08/2019	09:01:31	308	13.148
19/08/2019	09:01:31	396	13.148
19/08/2019	09:02:20	308	13.148
19/08/2019	09:06:00	1123	13.168
19/08/2019	09:06:00	636	13.168
19/08/2019	09:06:11	325	13.166
19/08/2019	09:06:33	152	13.164
19/08/2019	09:06:51	152	13.164
19/08/2019	09:06:51	2	13.164
19/08/2019	09:07:08	158	13.164
19/08/2019	09:07:11	152	13.162
19/08/2019	09:08:12	294	13.162
19/08/2019	09:08:34	267	13.16
19/08/2019	09:08:34	188	13.16
19/08/2019	09:09:23	270	13.16
19/08/2019	09:09:28	118	13.16
19/08/2019	09:09:28	40	13.16
19/08/2019	09:10:23	451	13.168
19/08/2019	09:10:36	153	13.164
19/08/2019	09:11:05	152	13.158
19/08/2019	09:11:29	300	13.158
19/08/2019	09:14:05	858	13.166
19/08/2019	09:14:05	284	13.166
19/08/2019	09:14:16	152	13.166
19/08/2019	09:15:58	550	13.176
19/08/2019	09:16:31	493	13.176
19/08/2019	09:16:32	180	13.176
19/08/2019	09:17:09	25	13.174
19/08/2019	09:17:44	589	13.18
19/08/2019	09:18:33	298	13.18
19/08/2019	09:18:43	162	13.18
19/08/2019	09:19:03	154	13.176
19/08/2019	09:19:17	153	13.172
19/08/2019	09:19:59	424	13.176

19/08/2019	09:20:50	369	13.18
19/08/2019	09:23:02	559	13.176
19/08/2019	09:23:03	350	13.176
19/08/2019	09:23:17	154	13.174
19/08/2019	09:24:07	301	13.172
19/08/2019	09:24:30	154	13.172
19/08/2019	09:24:50	154	13.168
19/08/2019	09:25:17	152	13.166
19/08/2019	09:25:26	152	13.16
19/08/2019	09:26:22	297	13.164
19/08/2019	09:26:46	152	13.16
19/08/2019	09:27:07	158	13.16
19/08/2019	09:27:51	290	13.158
19/08/2019	09:28:20	152	13.156
19/08/2019	09:29:16	297	13.154
19/08/2019	09:29:30	152	13.152
19/08/2019	09:30:14	295	13.146
19/08/2019	09:30:31	156	13.14
19/08/2019	09:30:51	156	13.136
19/08/2019	09:32:08	429	13.14
19/08/2019	09:34:33	738	13.144
19/08/2019	09:34:33	815	13.144
19/08/2019	09:35:26	300	13.138
19/08/2019	09:35:26	160	13.14
19/08/2019	09:36:06	272	13.144
19/08/2019	09:36:28	98	13.142
19/08/2019	09:36:58	311	13.142
19/08/2019	09:37:37	300	13.134
19/08/2019	09:38:11	309	13.13
19/08/2019	09:39:12	297	13.134
19/08/2019	09:39:13	208	13.134
19/08/2019	09:40:03	169	13.134
19/08/2019	09:40:03	131	13.134
19/08/2019	09:40:08	155	13.13
19/08/2019	09:41:00	304	13.128
19/08/2019	09:41:43	296	13.132
19/08/2019	09:43:32	524	13.14
19/08/2019	09:43:32	257	13.14
19/08/2019	09:44:10	156	13.134
19/08/2019	09:44:18	156	13.126
19/08/2019	09:45:11	269	13.122
19/08/2019	09:45:27	152	13.124
19/08/2019	09:45:47	155	13.116
19/08/2019	09:47:58	36	13.116
19/08/2019	09:49:04	237	13.118
19/08/2019	09:49:11	618	13.118
19/08/2019	09:49:11	288	13.118
19/08/2019	09:50:23	459	13.126

19/08/2019	09:50:55	310	13.124
19/08/2019	09:50:55	920	13.122
19/08/2019	09:50:55	116	13.122
19/08/2019	09:50:59	100	13.122
19/08/2019	09:51:01	820	13.122
19/08/2019	09:51:01	68	13.122
19/08/2019	09:51:38	920	13.122
19/08/2019	09:51:38	102	13.122
19/08/2019	09:51:38	198	13.122
19/08/2019	09:51:38	920	13.122
19/08/2019	09:51:38	181	13.122
19/08/2019	09:51:38	465	13.122
19/08/2019	09:51:38	455	13.122
19/08/2019	09:51:38	247	13.122
19/08/2019	09:51:38	502	13.122
19/08/2019	09:51:38	418	13.122
19/08/2019	09:51:38	418	13.122
19/08/2019	09:51:38	502	13.122
19/08/2019	09:51:38	920	13.122
19/08/2019	09:51:38	920	13.122
19/08/2019	09:51:38	920	13.122
19/08/2019	09:51:38	188	13.122
19/08/2019	09:51:55	154	13.116
19/08/2019	09:52:16	159	13.114
19/08/2019	09:53:46	423	13.116
19/08/2019	09:54:08	280	13.116
19/08/2019	09:54:09	181	13.116
19/08/2019	09:54:29	152	13.114
19/08/2019	09:55:08	158	13.112
19/08/2019	09:55:41	293	13.114
19/08/2019	09:56:38	293	13.114
19/08/2019	09:57:18	293	13.114
19/08/2019	09:59:56	292	13.114
19/08/2019	09:59:56	246	13.114
19/08/2019	09:59:56	425	13.114
19/08/2019	10:00:50	298	13.112
19/08/2019	10:01:49	373	13.116
19/08/2019	10:03:57	753	13.128
19/08/2019	10:04:00	157	13.128
19/08/2019	10:05:05	242	13.13
19/08/2019	10:05:26	170	13.13
19/08/2019	10:05:30	207	13.13
19/08/2019	10:07:53	506	13.132
19/08/2019	10:07:53	580	13.13
19/08/2019	10:08:29	184	13.13
19/08/2019	10:08:29	196	13.13
19/08/2019	10:09:51	382	13.132
19/08/2019	10:10:27	278	13.134

19/08/2019	10:10:31	244	13.134
19/08/2019	10:10:50	153	13.132
19/08/2019	10:11:32	293	13.13
19/08/2019	10:12:14	153	13.124
19/08/2019	10:13:28	513	13.13
19/08/2019	10:13:57	293	13.13
19/08/2019	10:14:36	153	13.126
19/08/2019	10:14:45	153	13.122
19/08/2019	10:15:49	308	13.12
19/08/2019	10:17:17	578	13.124
19/08/2019	10:17:17	202	13.124
19/08/2019	10:18:42	328	13.126
19/08/2019	10:19:17	300	13.126
19/08/2019	10:19:35	180	13.128
19/08/2019	10:19:35	210	13.128
19/08/2019	10:20:01	152	13.128
19/08/2019	10:21:01	236	13.134
19/08/2019	10:21:16	154	13.13
19/08/2019	10:21:48	153	13.13
19/08/2019	10:23:16	297	13.128
19/08/2019	10:23:17	197	13.128
19/08/2019	10:23:57	153	13.126
19/08/2019	10:25:28	362	13.124
19/08/2019	10:25:28	182	13.124
19/08/2019	10:25:54	152	13.124
19/08/2019	10:27:50	547	13.128
19/08/2019	10:31:40	888	13.138
19/08/2019	10:31:40	61	13.138
19/08/2019	10:31:58	263	13.138
19/08/2019	10:32:23	208	13.14
19/08/2019	10:32:28	155	13.14
19/08/2019	10:33:31	296	13.136
19/08/2019	10:35:07	405	13.144
19/08/2019	10:36:19	399	13.154
19/08/2019	10:37:01	156	13.148
19/08/2019	10:37:10	155	13.148
19/08/2019	10:39:00	301	13.142
19/08/2019	10:39:00	164	13.142
19/08/2019	10:39:23	156	13.14
19/08/2019	10:40:09	155	13.138
19/08/2019	10:40:16	152	13.136
19/08/2019	10:41:27	26	13.136
19/08/2019	10:42:51	511	13.138
19/08/2019	10:42:51	343	13.138
19/08/2019	10:43:18	152	13.134
19/08/2019	10:45:23	682	13.134
19/08/2019	10:46:21	287	13.132
19/08/2019	10:50:37	1050	13.144

19/08/2019	10:52:55	578	13.148
19/08/2019	10:52:55	329	13.146
19/08/2019	10:54:01	296	13.144
19/08/2019	10:54:50	296	13.142
19/08/2019	10:56:42	686	13.15
19/08/2019	10:56:58	199	13.152
19/08/2019	10:57:46	306	13.15
19/08/2019	11:01:55	879	13.172
19/08/2019	11:01:55	610	13.172
19/08/2019	11:02:31	154	13.174
19/08/2019	11:05:43	441	13.182
19/08/2019	11:06:14	450	13.182
19/08/2019	11:07:04	402	13.19
19/08/2019	11:08:37	293	13.19
19/08/2019	11:08:38	179	13.19
19/08/2019	11:09:37	293	13.19
19/08/2019	11:11:53	196	13.194
19/08/2019	11:12:43	599	13.194
19/08/2019	11:14:12	179	13.19
19/08/2019	11:14:43	298	13.19
19/08/2019	11:16:18	226	13.198
19/08/2019	11:16:38	527	13.198
19/08/2019	11:17:47	281	13.202
19/08/2019	11:18:08	215	13.202
19/08/2019	11:18:11	233	13.202
19/08/2019	11:18:13	156	13.202
19/08/2019	11:18:28	613	13.202
19/08/2019	11:18:51	387	13.2
19/08/2019	11:22:12	138	13.198
19/08/2019	11:22:35	650	13.204
19/08/2019	11:24:52	830	13.204
19/08/2019	11:26:35	290	13.202
19/08/2019	11:26:35	190	13.202
19/08/2019	11:28:12	347	13.21
19/08/2019	11:28:40	153	13.204
19/08/2019	11:30:20	281	13.204
19/08/2019	11:30:48	175	13.2
19/08/2019	11:31:44	284	13.198
19/08/2019	11:32:14	151	13.192
19/08/2019	11:32:46	151	13.192
19/08/2019	11:33:18	151	13.192
19/08/2019	11:34:18	284	13.196
19/08/2019	11:35:06	151	13.192
19/08/2019	11:36:08	26	13.202
19/08/2019	11:36:08	255	13.202
19/08/2019	11:37:20	281	13.196
19/08/2019	11:39:36	286	13.198
19/08/2019	11:39:36	181	13.198

19/08/2019	11:40:34	151	13.198
19/08/2019	11:40:58	153	13.196
19/08/2019	11:41:22	152	13.192
19/08/2019	11:43:03	280	13.194
19/08/2019	11:45:50	80	13.198
19/08/2019	11:45:50	520	13.198
19/08/2019	11:46:01	150	13.198
19/08/2019	11:46:13	168	13.198
19/08/2019	11:48:57	703	13.206
19/08/2019	11:49:28	110	13.204
19/08/2019	11:49:28	42	13.204
19/08/2019	11:51:02	241	13.202
19/08/2019	11:51:03	197	13.202
19/08/2019	11:52:47	291	13.2
19/08/2019	11:54:35	512	13.204
19/08/2019	11:54:35	165	13.204
19/08/2019	11:56:41	554	13.216
19/08/2019	11:57:00	154	13.232
19/08/2019	11:57:01	639	13.224
19/08/2019	11:59:40	154	13.218
19/08/2019	12:00:12	154	13.222
19/08/2019	12:00:50	153	13.222
19/08/2019	12:01:18	154	13.222
19/08/2019	12:02:08	153	13.222
19/08/2019	12:02:19	154	13.222
19/08/2019	12:03:45	396	13.228
19/08/2019	12:04:11	154	13.23
19/08/2019	12:05:10	293	13.234
19/08/2019	12:06:51	282	13.23
19/08/2019	12:07:26	152	13.226
19/08/2019	12:07:54	151	13.228
19/08/2019	12:08:52	152	13.224
19/08/2019	12:09:16	152	13.218
19/08/2019	12:10:07	152	13.218
19/08/2019	12:11:02	114	13.218
19/08/2019	12:11:02	183	13.218
19/08/2019	12:12:15	402	13.212
19/08/2019	12:12:54	151	13.21
19/08/2019	12:13:27	155	13.206
19/08/2019	12:13:59	290	13.202
19/08/2019	12:14:39	151	13.2
19/08/2019	12:15:25	155	13.194
19/08/2019	12:15:34	151	13.198
19/08/2019	12:17:02	380	13.208
19/08/2019	12:17:56	153	13.202
19/08/2019	12:19:10	281	13.204
19/08/2019	12:19:55	152	13.206
19/08/2019	12:20:22	153	13.206

19/08/2019	12:20:46	153	13.204
19/08/2019	12:21:33	152	13.2
19/08/2019	12:22:26	284	13.2
19/08/2019	12:26:18	533	13.22
19/08/2019	12:26:18	396	13.22
19/08/2019	12:26:54	152	13.222
19/08/2019	12:27:29	153	13.218
19/08/2019	12:27:58	174	13.222
19/08/2019	12:29:26	281	13.228
19/08/2019	12:29:49	111	13.228
19/08/2019	12:30:10	153	13.228
19/08/2019	12:31:05	290	13.232
19/08/2019	12:32:21	301	13.24
19/08/2019	12:32:28	155	13.238
19/08/2019	12:33:04	151	13.236
19/08/2019	12:33:45	193	13.24
19/08/2019	12:34:21	220	13.242
19/08/2019	12:34:56	236	13.252
19/08/2019	12:35:52	153	13.244
19/08/2019	12:36:18	153	13.242
19/08/2019	12:37:54	294	13.246
19/08/2019	12:38:18	153	13.242
19/08/2019	12:40:13	290	13.238
19/08/2019	12:40:16	192	13.24
19/08/2019	12:41:17	289	13.238
19/08/2019	12:43:13	300	13.248
19/08/2019	12:43:36	237	13.248
19/08/2019	12:44:31	270	13.244
19/08/2019	12:44:46	153	13.242
19/08/2019	12:45:30	124	13.242
19/08/2019	12:45:30	157	13.242
19/08/2019	12:46:00	294	13.236
19/08/2019	12:46:17	104	13.236
19/08/2019	12:47:32	100	13.236
19/08/2019	12:47:54	450	13.236
19/08/2019	12:48:45	562	13.236
19/08/2019	12:49:27	302	13.236
19/08/2019	12:49:57	302	13.236
19/08/2019	12:52:30	293	13.232
19/08/2019	12:52:30	209	13.232
19/08/2019	12:53:08	383	13.236
19/08/2019	12:54:31	446	13.242
19/08/2019	12:55:33	287	13.24
19/08/2019	12:55:57	153	13.242
19/08/2019	12:57:01	254	13.244
19/08/2019	12:58:23	283	13.242
19/08/2019	12:58:33	153	13.24
19/08/2019	12:59:16	152	13.246

19/08/2019	12:59:48	153	13.248
19/08/2019	13:00:45	152	13.248
19/08/2019	13:01:01	162	13.248
19/08/2019	13:01:24	150	13.246
19/08/2019	13:02:13	290	13.248
19/08/2019	13:02:49	151	13.246
19/08/2019	13:04:28	474	13.252
19/08/2019	13:04:28	161	13.252
19/08/2019	13:05:09	151	13.25
19/08/2019	13:05:34	155	13.242
19/08/2019	13:07:20	279	13.238
19/08/2019	13:07:20	182	13.236
19/08/2019	13:08:53	283	13.236
19/08/2019	13:10:07	411	13.244
19/08/2019	13:11:17	284	13.24
19/08/2019	13:14:09	430	13.24
19/08/2019	13:14:09	342	13.24
19/08/2019	13:14:59	151	13.236
19/08/2019	13:17:21	360	13.236
19/08/2019	13:17:21	103	13.236
19/08/2019	13:17:24	247	13.236
19/08/2019	13:17:47	155	13.236
19/08/2019	13:19:40	191	13.23
19/08/2019	13:20:08	340	13.226
19/08/2019	13:22:08	638	13.23
19/08/2019	13:23:14	437	13.236
19/08/2019	13:24:00	153	13.234
19/08/2019	13:25:48	661	13.234
19/08/2019	13:26:20	152	13.236
19/08/2019	13:28:00	290	13.232
19/08/2019	13:28:00	194	13.232
19/08/2019	13:28:46	152	13.238
19/08/2019	13:30:00	356	13.242
19/08/2019	13:30:49	298	13.244
19/08/2019	13:31:20	151	13.242
19/08/2019	13:31:40	156	13.238
19/08/2019	13:32:06	156	13.238
19/08/2019	13:32:51	295	13.232
19/08/2019	13:34:53	500	13.236
19/08/2019	13:34:54	112	13.236
19/08/2019	13:35:17	152	13.236
19/08/2019	13:35:43	152	13.232
19/08/2019	13:36:28	152	13.236
19/08/2019	13:38:24	542	13.238
19/08/2019	13:38:45	152	13.236
19/08/2019	13:39:21	152	13.236
19/08/2019	13:40:39	290	13.236
19/08/2019	13:44:38	556	13.246

19/08/2019	13:44:38	631	13.246
19/08/2019	13:44:40	250	13.246
19/08/2019	13:46:05	538	13.25
19/08/2019	13:46:58	293	13.248
19/08/2019	13:48:31	539	13.248
19/08/2019	13:48:41	150	13.246
19/08/2019	13:51:12	537	13.248
19/08/2019	13:51:38	341	13.248
19/08/2019	13:51:39	176	13.248
19/08/2019	13:53:37	100	13.248
19/08/2019	13:55:05	742	13.25
19/08/2019	13:55:05	282	13.25
19/08/2019	13:56:05	358	13.256
19/08/2019	13:57:03	293	13.258
19/08/2019	13:57:33	152	13.252
19/08/2019	13:58:04	152	13.25
19/08/2019	13:58:40	152	13.246
19/08/2019	14:00:34	740	13.244
19/08/2019	14:00:56	158	13.242
19/08/2019	14:02:09	831	13.246
19/08/2019	14:04:01	709	13.254
19/08/2019	14:04:02	513	13.254
19/08/2019	14:04:18	158	13.252
19/08/2019	14:04:32	158	13.252
19/08/2019	14:05:20	316	13.256
19/08/2019	14:05:20	166	13.256
19/08/2019	14:05:40	155	13.256
19/08/2019	14:07:22	400	13.258
19/08/2019	14:07:22	412	13.258
19/08/2019	14:09:14	968	13.26
19/08/2019	14:09:14	209	13.26
19/08/2019	14:10:03	300	13.258
19/08/2019	14:10:03	155	13.258
19/08/2019	14:10:42	152	13.256
19/08/2019	14:11:18	292	13.254
19/08/2019	14:14:08	896	13.26
19/08/2019	14:14:08	152	13.26
19/08/2019	14:15:25	292	13.258
19/08/2019	14:18:44	719	13.262
19/08/2019	14:21:12	379	13.272
19/08/2019	14:21:39	385	13.272
19/08/2019	14:21:58	1026	13.272
19/08/2019	14:22:46	297	13.27
19/08/2019	14:23:14	231	13.266
19/08/2019	14:25:30	100	13.268
19/08/2019	14:25:30	421	13.268
19/08/2019	14:25:30	369	13.268
19/08/2019	14:26:55	561	13.266

19/08/2019	14:28:52	562	13.266
19/08/2019	14:28:53	274	13.266
19/08/2019	14:29:34	300	13.264
19/08/2019	14:29:50	156	13.26
19/08/2019	14:30:08	159	13.258
19/08/2019	14:30:37	292	13.252
19/08/2019	14:31:39	155	13.254
19/08/2019	14:31:42	634	13.252
19/08/2019	14:31:47	150	13.248
19/08/2019	14:31:47	12	13.248
19/08/2019	14:32:45	435	13.242
19/08/2019	14:32:45	259	13.242
19/08/2019	14:33:35	573	13.238
19/08/2019	14:33:46	158	13.238
19/08/2019	14:34:20	256	13.24
19/08/2019	14:34:23	183	13.236
19/08/2019	14:34:49	292	13.234
19/08/2019	14:35:09	288	13.23
19/08/2019	14:36:04	300	13.244
19/08/2019	14:36:04	226	13.244
19/08/2019	14:36:41	279	13.246
19/08/2019	14:37:34	300	13.254
19/08/2019	14:37:35	361	13.254
19/08/2019	14:37:51	155	13.254
19/08/2019	14:38:51	474	13.266
19/08/2019	14:38:51	114	13.266
19/08/2019	14:39:10	279	13.264
19/08/2019	14:40:01	309	13.254
19/08/2019	14:40:11	294	13.258
19/08/2019	14:41:58	835	13.262
19/08/2019	14:43:05	374	13.268
19/08/2019	14:43:37	349	13.268
19/08/2019	14:43:48	151	13.266
19/08/2019	14:44:07	151	13.266
19/08/2019	14:44:26	152	13.258
19/08/2019	14:44:52	151	13.26
19/08/2019	14:45:04	160	13.26
19/08/2019	14:45:39	292	13.258
19/08/2019	14:45:39	93	13.258
19/08/2019	14:46:03	289	13.258
19/08/2019	14:46:10	151	13.258
19/08/2019	14:46:53	267	13.262
19/08/2019	14:47:13	546	13.264
19/08/2019	14:47:25	153	13.258
19/08/2019	14:47:59	292	13.254
19/08/2019	14:47:59	165	13.254
19/08/2019	14:48:23	260	13.252
19/08/2019	14:49:36	560	13.256

19/08/2019	14:49:36	18	13.256
19/08/2019	14:49:36	134	13.256
19/08/2019	14:49:36	171	13.256
19/08/2019	14:49:52	279	13.254
19/08/2019	14:50:13	158	13.248
19/08/2019	14:50:37	306	13.244
19/08/2019	14:51:28	471	13.248
19/08/2019	14:52:30	502	13.252
19/08/2019	14:52:30	286	13.252
19/08/2019	14:53:51	200	13.26
19/08/2019	14:53:51	294	13.26
19/08/2019	14:53:51	381	13.26
19/08/2019	14:54:02	153	13.256
19/08/2019	14:54:56	409	13.26
19/08/2019	14:55:00	171	13.26
19/08/2019	14:55:57	531	13.258
19/08/2019	14:56:29	263	13.256
19/08/2019	14:56:42	155	13.254
19/08/2019	14:57:05	223	13.256
19/08/2019	14:59:38	753	13.272
19/08/2019	14:59:42	696	13.272
19/08/2019	15:00:00	158	13.272
19/08/2019	15:00:42	293	13.274
19/08/2019	15:00:42	161	13.274
19/08/2019	15:01:11	276	13.268
19/08/2019	15:01:44	275	13.268
19/08/2019	15:02:26	276	13.264
19/08/2019	15:02:26	152	13.264
19/08/2019	15:02:49	152	13.266
19/08/2019	15:02:57	152	13.264
19/08/2019	15:03:26	275	13.264
19/08/2019	15:04:01	276	13.268
19/08/2019	15:04:56	509	13.27
19/08/2019	15:04:56	51	13.27
19/08/2019	15:05:59	579	13.274
19/08/2019	15:06:55	154	13.27
19/08/2019	15:06:55	142	13.27
19/08/2019	15:06:59	216	13.27
19/08/2019	15:07:23	152	13.264
19/08/2019	15:07:44	153	13.266
19/08/2019	15:07:49	146	13.266
19/08/2019	15:08:14	151	13.264
19/08/2019	15:08:52	296	13.262
19/08/2019	15:09:16	323	13.264
19/08/2019	15:09:32	153	13.262
19/08/2019	15:09:57	153	13.258
19/08/2019	15:10:05	152	13.254
19/08/2019	15:10:20	158	13.256

19/08/2019	15:11:02	276	13.252
19/08/2019	15:11:04	152	13.25
19/08/2019	15:11:46	306	13.248
19/08/2019	15:12:12	307	13.248
19/08/2019	15:12:33	158	13.246
19/08/2019	15:12:53	158	13.242
19/08/2019	15:13:07	158	13.24
19/08/2019	15:14:02	483	13.248
19/08/2019	15:14:29	307	13.252
19/08/2019	15:16:42	1283	13.266
19/08/2019	15:16:42	23	13.266
19/08/2019	15:18:02	587	13.266
19/08/2019	15:18:05	212	13.266
19/08/2019	15:18:31	222	13.268
19/08/2019	15:18:35	153	13.266
19/08/2019	15:19:00	152	13.264
19/08/2019	15:20:03	526	13.266
19/08/2019	15:20:03	192	13.266
19/08/2019	15:20:39	304	13.264
19/08/2019	15:20:59	155	13.262
19/08/2019	15:21:16	154	13.26
19/08/2019	15:22:34	571	13.258
19/08/2019	15:23:10	88	13.26
19/08/2019	15:23:10	214	13.26
19/08/2019	15:25:04	865	13.27
19/08/2019	15:25:19	244	13.274
19/08/2019	15:25:41	155	13.274
19/08/2019	15:27:11	579	13.28
19/08/2019	15:27:11	196	13.284
19/08/2019	15:29:21	473	13.282
19/08/2019	15:29:21	579	13.282
19/08/2019	15:29:45	155	13.28
19/08/2019	15:29:58	155	13.276
19/08/2019	15:30:36	280	13.276
19/08/2019	15:30:38	160	13.274
19/08/2019	15:31:00	161	13.272
19/08/2019	15:31:09	160	13.272
19/08/2019	15:31:20	161	13.272
19/08/2019	15:32:02	447	13.274
19/08/2019	15:32:24	160	13.27
19/08/2019	15:33:23	493	13.272
19/08/2019	15:33:26	252	13.272
19/08/2019	15:33:40	160	13.27
19/08/2019	15:34:28	562	13.268
19/08/2019	15:34:56	321	13.268
19/08/2019	15:35:06	158	13.266
19/08/2019	15:35:22	156	13.266
19/08/2019	15:37:36	1335	13.28

19/08/2019	15:37:44	157	13.278
19/08/2019	15:38:14	281	13.274
19/08/2019	15:39:10	542	13.278
19/08/2019	15:39:37	313	13.278
19/08/2019	15:40:27	542	13.278
19/08/2019	15:41:02	275	13.274
19/08/2019	15:41:16	152	13.272
19/08/2019	15:41:25	152	13.272
19/08/2019	15:42:12	276	13.272
19/08/2019	15:42:13	152	13.272
19/08/2019	15:42:27	152	13.27
19/08/2019	15:42:58	294	13.268
19/08/2019	15:44:08	532	13.268
19/08/2019	15:44:08	152	13.268
19/08/2019	15:45:22	588	13.276
19/08/2019	15:45:29	150	13.274
19/08/2019	15:45:50	150	13.272
19/08/2019	15:46:28	156	13.272
19/08/2019	15:47:13	207	13.272
19/08/2019	15:47:53	182	13.272
19/08/2019	15:49:42	206	13.278
19/08/2019	15:49:53	170	13.276
19/08/2019	15:51:32	280	13.276
19/08/2019	15:52:29	207	13.276
19/08/2019	15:54:14	1286	13.282
19/08/2019	15:55:01	1385	13.282
19/08/2019	15:55:01	923	13.282
19/08/2019	15:55:41	775	13.282
19/08/2019	15:56:20	2478	13.278
19/08/2019	15:56:20	1184	13.278
19/08/2019	15:56:24	401	13.276
19/08/2019	15:56:58	775	13.276
19/08/2019	15:57:51	879	13.284
19/08/2019	15:58:12	338	13.284
19/08/2019	15:58:33	467	13.286
19/08/2019	15:58:47	109	13.286
19/08/2019	15:58:47	188	13.286
19/08/2019	15:58:57	155	13.286
19/08/2019	15:59:13	156	13.284
19/08/2019	15:59:49	580	13.282
19/08/2019	16:00:47	286	13.282
19/08/2019	16:00:47	100	13.282
19/08/2019	16:00:47	489	13.282
19/08/2019	16:01:28	571	13.28
19/08/2019	16:01:28	201	13.28
19/08/2019	16:01:57	286	13.276
19/08/2019	16:01:58	168	13.276
19/08/2019	16:03:03	556	13.276

19/08/2019	16:03:04	535	13.276
19/08/2019	16:03:16	151	13.274
19/08/2019	16:03:51	300	13.278
19/08/2019	16:03:58	338	13.278
19/08/2019	16:03:58	168	13.278
19/08/2019	16:04:11	151	13.276
19/08/2019	16:04:48	571	13.278
19/08/2019	16:05:03	285	13.276
19/08/2019	16:05:43	317	13.276
19/08/2019	16:05:54	399	13.276
19/08/2019	16:05:54	159	13.276
19/08/2019	16:06:04	158	13.274
19/08/2019	16:06:27	179	13.274
19/08/2019	16:06:27	138	13.274
19/08/2019	16:06:38	159	13.272
19/08/2019	16:06:48	158	13.268
19/08/2019	16:06:57	158	13.266
19/08/2019	16:07:22	302	13.27
19/08/2019	16:07:22	174	13.27
19/08/2019	16:07:32	158	13.268
19/08/2019	16:07:59	301	13.266
19/08/2019	16:08:22	301	13.264
19/08/2019	16:08:22	175	13.264
19/08/2019	16:08:39	158	13.26
19/08/2019	16:08:44	159	13.258
20/08/2019	08:00:32	150	13.274
20/08/2019	08:00:50	285	13.262
20/08/2019	08:00:55	300	13.262
20/08/2019	08:01:02	171	13.248
20/08/2019	08:01:03	166	13.248
20/08/2019	08:01:09	168	13.23
20/08/2019	08:01:23	371	13.238
20/08/2019	08:01:38	637	13.23
20/08/2019	08:01:58	594	13.224
20/08/2019	08:02:12	345	13.214
20/08/2019	08:02:15	303	13.214
20/08/2019	08:02:21	168	13.21
20/08/2019	08:02:55	761	13.22
20/08/2019	08:02:55	379	13.212
20/08/2019	08:03:10	152	13.224
20/08/2019	08:03:45	25	13.236
20/08/2019	08:03:57	363	13.232
20/08/2019	08:04:02	904	13.232
20/08/2019	08:04:02	706	13.232
20/08/2019	08:04:28	309	13.236
20/08/2019	08:04:28	401	13.236
20/08/2019	08:04:46	403	13.242
20/08/2019	08:05:04	313	13.238

20/08/2019	08:05:30	472	13.24
20/08/2019	08:05:44	244	13.248
20/08/2019	08:05:56	153	13.232
20/08/2019	08:06:05	153	13.22
20/08/2019	08:06:17	183	13.226
20/08/2019	08:06:36	274	13.228
20/08/2019	08:06:44	153	13.228
20/08/2019	08:07:10	366	13.248
20/08/2019	08:07:58	498	13.258
20/08/2019	08:07:58	234	13.258
20/08/2019	08:08:12	153	13.246
20/08/2019	08:08:42	444	13.25
20/08/2019	08:08:49	151	13.246
20/08/2019	08:09:03	275	13.24
20/08/2019	08:09:38	177	13.24
20/08/2019	08:09:38	48	13.24
20/08/2019	08:09:43	300	13.24
20/08/2019	08:10:07	357	13.248
20/08/2019	08:11:07	505	13.248
20/08/2019	08:11:10	61	13.248
20/08/2019	08:11:14	210	13.248
20/08/2019	08:12:04	344	13.262
20/08/2019	08:12:06	358	13.262
20/08/2019	08:12:14	160	13.258
20/08/2019	08:12:27	160	13.254
20/08/2019	08:12:51	296	13.244
20/08/2019	08:13:16	295	13.24
20/08/2019	08:13:32	161	13.236
20/08/2019	08:15:06	67	13.25
20/08/2019	08:15:28	1342	13.252
20/08/2019	08:15:37	151	13.248
20/08/2019	08:15:51	152	13.246
20/08/2019	08:16:00	152	13.244
20/08/2019	08:16:39	565	13.232
20/08/2019	08:17:18	27	13.232
20/08/2019	08:17:52	146	13.24
20/08/2019	08:17:52	627	13.24
20/08/2019	08:17:52	276	13.24
20/08/2019	08:18:08	151	13.232
20/08/2019	08:18:18	152	13.228
20/08/2019	08:18:41	289	13.226
20/08/2019	08:19:22	524	13.224
20/08/2019	08:19:41	254	13.222
20/08/2019	08:22:29	1985	13.25
20/08/2019	08:22:30	189	13.25
20/08/2019	08:23:59	1021	13.254
20/08/2019	08:24:52	439	13.26
20/08/2019	08:24:53	166	13.26

20/08/2019	08:25:21	62	13.258
20/08/2019	08:25:21	219	13.258
20/08/2019	08:25:35	157	13.256
20/08/2019	08:26:10	316	13.26
20/08/2019	08:26:19	157	13.254
20/08/2019	08:26:36	221	13.254
20/08/2019	08:27:02	158	13.252
20/08/2019	08:27:16	283	13.252
20/08/2019	08:27:59	400	13.254
20/08/2019	08:28:48	536	13.26
20/08/2019	08:29:36	536	13.256
20/08/2019	08:30:03	288	13.258
20/08/2019	08:30:15	155	13.254
20/08/2019	08:30:38	296	13.25
20/08/2019	08:30:54	155	13.252
20/08/2019	08:31:42	374	13.264
20/08/2019	08:31:57	300	13.264
20/08/2019	08:31:57	120	13.264
20/08/2019	08:32:29	220	13.264
20/08/2019	08:32:29	81	13.264
20/08/2019	08:34:12	915	13.27
20/08/2019	08:34:12	593	13.27
20/08/2019	08:34:30	154	13.27
20/08/2019	08:34:39	155	13.266
20/08/2019	08:35:03	283	13.264
20/08/2019	08:35:39	291	13.262
20/08/2019	08:35:39	153	13.262
20/08/2019	08:36:41	538	13.268
20/08/2019	08:36:42	175	13.268
20/08/2019	08:37:06	154	13.264
20/08/2019	08:37:33	30	13.262
20/08/2019	08:37:35	276	13.262
20/08/2019	08:37:42	154	13.26
20/08/2019	08:38:00	153	13.258
20/08/2019	08:38:06	154	13.256
20/08/2019	08:39:09	581	13.262
20/08/2019	08:40:08	581	13.266
20/08/2019	08:40:08	161	13.266
20/08/2019	08:40:42	88	13.262
20/08/2019	08:40:49	200	13.262
20/08/2019	08:41:15	298	13.264
20/08/2019	08:43:02	594	13.264
20/08/2019	08:43:02	367	13.264
20/08/2019	08:43:18	156	13.262
20/08/2019	08:43:41	125	13.266
20/08/2019	08:44:16	305	13.266
20/08/2019	08:45:08	232	13.272
20/08/2019	08:45:58	50	13.274

20/08/2019	08:46:30	118	13.288
20/08/2019	08:46:30	827	13.288
20/08/2019	08:46:45	56	13.28
20/08/2019	08:46:45	96	13.28
20/08/2019	08:47:23	300	13.278
20/08/2019	08:47:48	158	13.278
20/08/2019	08:48:12	297	13.274
20/08/2019	08:49:07	449	13.29
20/08/2019	08:50:03	296	13.294
20/08/2019	08:50:03	204	13.294
20/08/2019	08:50:21	157	13.294
20/08/2019	08:50:35	156	13.296
20/08/2019	08:50:53	157	13.296
20/08/2019	08:50:58	156	13.3
20/08/2019	08:51:22	157	13.298
20/08/2019	08:51:27	157	13.296
20/08/2019	08:51:53	291	13.298
20/08/2019	08:52:26	313	13.296
20/08/2019	08:52:33	157	13.29
20/08/2019	08:53:18	1	13.284
20/08/2019	08:53:28	312	13.284
20/08/2019	08:53:28	280	13.284
20/08/2019	08:54:14	313	13.284
20/08/2019	08:54:18	224	13.284
20/08/2019	08:54:34	156	13.28
20/08/2019	08:54:54	291	13.28
20/08/2019	08:55:21	151	13.274
20/08/2019	08:55:33	154	13.274
20/08/2019	08:55:44	153	13.272
20/08/2019	08:55:59	154	13.272
20/08/2019	08:56:45	307	13.272
20/08/2019	08:56:57	3	13.268
20/08/2019	08:56:57	151	13.268
20/08/2019	08:57:22	154	13.268
20/08/2019	08:57:52	304	13.274
20/08/2019	08:58:24	302	13.274
20/08/2019	08:58:54	307	13.276
20/08/2019	08:59:41	182	13.274
20/08/2019	09:00:00	288	13.274
20/08/2019	09:00:01	154	13.274
20/08/2019	09:00:20	157	13.276
20/08/2019	09:01:18	488	13.28
20/08/2019	09:01:30	156	13.276
20/08/2019	09:01:58	157	13.272
20/08/2019	09:02:15	157	13.272
20/08/2019	09:02:51	313	13.276
20/08/2019	09:03:00	157	13.276
20/08/2019	09:03:21	156	13.266

20/08/2019	09:03:39	157	13.262
20/08/2019	09:03:55	157	13.258
20/08/2019	09:04:52	487	13.266
20/08/2019	09:05:40	222	13.266
20/08/2019	09:05:40	85	13.266
20/08/2019	09:05:44	150	13.264
20/08/2019	09:06:02	150	13.262
20/08/2019	09:06:16	150	13.262
20/08/2019	09:06:55	286	13.262
20/08/2019	09:07:05	155	13.26
20/08/2019	09:07:51	255	13.264
20/08/2019	09:08:26	300	13.268
20/08/2019	09:08:26	159	13.268
20/08/2019	09:09:10	273	13.266
20/08/2019	09:09:20	150	13.266
20/08/2019	09:09:40	150	13.264
20/08/2019	09:10:04	158	13.264
20/08/2019	09:10:20	153	13.264
20/08/2019	09:10:59	305	13.262
20/08/2019	09:11:23	152	13.26
20/08/2019	09:11:28	153	13.26
20/08/2019	09:11:52	153	13.26
20/08/2019	09:12:17	152	13.254
20/08/2019	09:13:03	377	13.254
20/08/2019	09:13:08	153	13.252
20/08/2019	09:14:14	377	13.252
20/08/2019	09:14:14	160	13.252
20/08/2019	09:15:01	169	13.248
20/08/2019	09:15:01	113	13.248
20/08/2019	09:15:21	156	13.248
20/08/2019	09:15:33	155	13.246
20/08/2019	09:16:24	90	13.25
20/08/2019	09:16:35	460	13.256
20/08/2019	09:17:35	258	13.254
20/08/2019	09:17:35	300	13.254
20/08/2019	09:18:49	567	13.244
20/08/2019	09:19:29	290	13.25
20/08/2019	09:19:34	156	13.25
20/08/2019	09:19:51	153	13.244
20/08/2019	09:20:38	247	13.25
20/08/2019	09:22:31	533	13.258
20/08/2019	09:22:31	61	13.258
20/08/2019	09:22:32	203	13.258
20/08/2019	09:22:54	70	13.256
20/08/2019	09:23:19	199	13.256
20/08/2019	09:23:22	116	13.254
20/08/2019	09:23:22	45	13.254
20/08/2019	09:24:57	408	13.256

20/08/2019	09:24:57	278	13.256
20/08/2019	09:25:25	155	13.254
20/08/2019	09:25:49	153	13.256
20/08/2019	09:26:56	400	13.268
20/08/2019	09:27:12	154	13.268
20/08/2019	09:27:50	252	13.268
20/08/2019	09:28:23	214	13.27
20/08/2019	09:30:29	747	13.276
20/08/2019	09:30:29	167	13.276
20/08/2019	09:30:43	150	13.274
20/08/2019	09:31:00	150	13.27
20/08/2019	09:31:55	291	13.272
20/08/2019	09:32:02	203	13.27
20/08/2019	09:33:20	573	13.272
20/08/2019	09:33:21	176	13.272
20/08/2019	09:33:50	150	13.268
20/08/2019	09:34:11	291	13.266
20/08/2019	09:34:53	291	13.264
20/08/2019	09:35:16	158	13.264
20/08/2019	09:35:51	272	13.276
20/08/2019	09:36:32	418	13.284
20/08/2019	09:37:33	503	13.294
20/08/2019	09:38:12	307	13.288
20/08/2019	09:38:46	152	13.29
20/08/2019	09:38:47	153	13.29
20/08/2019	09:40:31	744	13.296
20/08/2019	09:41:03	153	13.296
20/08/2019	09:41:06	152	13.292
20/08/2019	09:41:35	151	13.294
20/08/2019	09:41:54	152	13.292
20/08/2019	09:42:17	152	13.294
20/08/2019	09:43:06	305	13.304
20/08/2019	09:43:36	191	13.31
20/08/2019	09:44:20	297	13.306
20/08/2019	09:44:51	296	13.304
20/08/2019	09:46:08	200	13.302
20/08/2019	09:46:08	90	13.302
20/08/2019	09:46:08	197	13.304
20/08/2019	09:46:41	152	13.304
20/08/2019	09:47:29	291	13.306
20/08/2019	09:47:53	152	13.304
20/08/2019	09:48:10	152	13.302
20/08/2019	09:48:46	151	13.302
20/08/2019	09:49:27	298	13.298
20/08/2019	09:50:50	318	13.294
20/08/2019	09:50:50	299	13.294
20/08/2019	09:51:18	152	13.292
20/08/2019	09:51:50	297	13.29

20/08/2019	09:52:28	152	13.286
20/08/2019	09:52:50	275	13.28
20/08/2019	09:53:14	152	13.272
20/08/2019	09:53:52	195	13.274
20/08/2019	09:56:40	773	13.274
20/08/2019	09:56:40	373	13.276
20/08/2019	09:57:20	152	13.27
20/08/2019	09:57:35	153	13.266
20/08/2019	09:58:04	153	13.266
20/08/2019	09:59:55	587	13.27
20/08/2019	10:00:07	154	13.268
20/08/2019	10:00:51	153	13.266
20/08/2019	10:00:58	153	13.266
20/08/2019	10:01:39	153	13.262
20/08/2019	10:03:03	358	13.27
20/08/2019	10:03:03	182	13.27
20/08/2019	10:04:53	412	13.274
20/08/2019	10:04:53	168	13.276
20/08/2019	10:04:53	102	13.276
20/08/2019	10:05:23	150	13.272
20/08/2019	10:06:49	521	13.274
20/08/2019	10:06:49	177	13.272
20/08/2019	10:07:22	154	13.266
20/08/2019	10:07:34	9	13.27
20/08/2019	10:07:35	145	13.27
20/08/2019	10:07:53	154	13.264
20/08/2019	10:08:19	155	13.264
20/08/2019	10:12:02	840	13.272
20/08/2019	10:12:02	706	13.272
20/08/2019	10:12:44	289	13.268
20/08/2019	10:13:29	295	13.268
20/08/2019	10:15:11	485	13.264
20/08/2019	10:15:20	174	13.264
20/08/2019	10:15:50	74	13.26
20/08/2019	10:16:25	396	13.26
20/08/2019	10:16:59	279	13.254
20/08/2019	10:17:23	155	13.252
20/08/2019	10:18:13	279	13.248
20/08/2019	10:18:13	191	13.248
20/08/2019	10:18:34	154	13.244
20/08/2019	10:19:05	154	13.244
20/08/2019	10:19:32	279	13.254
20/08/2019	10:20:24	305	13.26
20/08/2019	10:22:25	546	13.258
20/08/2019	10:22:37	151	13.254
20/08/2019	10:23:53	395	13.264
20/08/2019	10:24:18	150	13.264
20/08/2019	10:25:36	284	13.266

20/08/2019	10:27:03	532	13.266
20/08/2019	10:27:33	151	13.264
20/08/2019	10:28:28	100	13.264
20/08/2019	10:28:46	300	13.264
20/08/2019	10:29:13	154	13.264
20/08/2019	10:30:14	275	13.264
20/08/2019	10:31:52	538	13.272
20/08/2019	10:32:21	153	13.272
20/08/2019	10:32:45	153	13.272
20/08/2019	10:33:14	152	13.27
20/08/2019	10:33:47	40	13.264
20/08/2019	10:33:54	113	13.264
20/08/2019	10:35:08	341	13.268
20/08/2019	10:35:23	154	13.266
20/08/2019	10:36:04	151	13.266
20/08/2019	10:38:29	631	13.282
20/08/2019	10:38:29	1	13.28
20/08/2019	10:38:29	165	13.282
20/08/2019	10:41:27	593	13.288
20/08/2019	10:41:27	275	13.288
20/08/2019	10:42:06	289	13.288
20/08/2019	10:42:49	155	13.282
20/08/2019	10:43:36	288	13.278
20/08/2019	10:44:14	289	13.278
20/08/2019	10:44:43	150	13.276
20/08/2019	10:45:50	290	13.28
20/08/2019	10:48:32	537	13.282
20/08/2019	10:49:12	260	13.282
20/08/2019	10:49:12	176	13.282
20/08/2019	10:49:52	153	13.278
20/08/2019	10:50:11	153	13.278
20/08/2019	10:50:38	25	13.272
20/08/2019	10:50:38	126	13.272
20/08/2019	10:51:45	296	13.268
20/08/2019	10:52:51	296	13.262
20/08/2019	10:55:52	876	13.266
20/08/2019	10:58:26	350	13.266
20/08/2019	10:58:29	858	13.266
20/08/2019	10:58:29	199	13.266
20/08/2019	11:04:42	1201	13.276
20/08/2019	11:04:42	25	13.274
20/08/2019	11:04:42	627	13.276
20/08/2019	11:07:03	573	13.284
20/08/2019	11:07:03	199	13.284
20/08/2019	11:08:40	292	13.284
20/08/2019	11:08:40	25	13.282
20/08/2019	11:08:40	174	13.284
20/08/2019	11:11:21	365	13.286

20/08/2019	11:11:21	290	13.286
20/08/2019	11:13:08	511	13.286
20/08/2019	11:13:35	150	13.282
20/08/2019	11:14:11	151	13.278
20/08/2019	11:15:38	238	13.278
20/08/2019	11:15:38	47	13.278
20/08/2019	11:15:38	165	13.278
20/08/2019	11:15:38	18	13.278
20/08/2019	11:17:47	630	13.282
20/08/2019	11:18:03	218	13.282
20/08/2019	11:20:17	562	13.284
20/08/2019	11:20:17	371	13.284
20/08/2019	11:21:21	292	13.278
20/08/2019	11:21:44	151	13.272
20/08/2019	11:24:35	66	13.272
20/08/2019	11:24:35	454	13.272
20/08/2019	11:24:36	325	13.272
20/08/2019	11:27:03	148	13.278
20/08/2019	11:27:10	448	13.278
20/08/2019	11:27:34	157	13.276
20/08/2019	11:28:06	154	13.274
20/08/2019	11:28:20	154	13.272
20/08/2019	11:29:07	153	13.27
20/08/2019	11:29:54	154	13.268
20/08/2019	11:30:21	54	13.266
20/08/2019	11:30:22	206	13.266
20/08/2019	11:31:27	225	13.26
20/08/2019	11:31:47	152	13.26
20/08/2019	11:32:04	152	13.256
20/08/2019	11:32:45	153	13.256
20/08/2019	11:35:51	298	13.26
20/08/2019	11:35:51	246	13.26
20/08/2019	11:35:51	348	13.26
20/08/2019	11:38:03	312	13.26
20/08/2019	11:38:03	8	13.26
20/08/2019	11:38:03	25	13.26
20/08/2019	11:38:03	220	13.26
20/08/2019	11:39:36	289	13.264
20/08/2019	11:40:02	150	13.262
20/08/2019	11:41:14	286	13.262
20/08/2019	11:41:47	153	13.258
20/08/2019	11:43:22	285	13.258
20/08/2019	11:44:24	362	13.258
20/08/2019	11:44:33	154	13.256
20/08/2019	11:45:34	300	13.254
20/08/2019	11:47:21	525	13.256
20/08/2019	11:48:13	150	13.254
20/08/2019	11:48:37	151	13.25

20/08/2019	11:51:14	496	13.254
20/08/2019	11:51:43	308	13.254
20/08/2019	11:52:16	200	13.254
20/08/2019	11:53:47	418	13.256
20/08/2019	11:53:47	168	13.256
20/08/2019	11:55:53	444	13.262
20/08/2019	11:57:41	851	13.264
20/08/2019	11:58:11	155	13.256
20/08/2019	11:58:31	150	13.252
20/08/2019	12:02:15	707	13.252
20/08/2019	12:02:31	50	13.252
20/08/2019	12:02:31	509	13.252
20/08/2019	12:02:53	154	13.25
20/08/2019	12:03:37	292	13.25
20/08/2019	12:04:21	154	13.246
20/08/2019	12:05:46	354	13.25
20/08/2019	12:06:05	150	13.246
20/08/2019	12:06:23	151	13.244
20/08/2019	12:09:07	545	13.244
20/08/2019	12:10:13	305	13.25
20/08/2019	12:10:13	155	13.25
20/08/2019	12:10:55	150	13.246
20/08/2019	12:11:18	150	13.246
20/08/2019	12:13:01	423	13.244
20/08/2019	12:13:02	251	13.244
20/08/2019	12:13:32	156	13.24
20/08/2019	12:13:55	156	13.236
20/08/2019	12:16:20	519	13.244
20/08/2019	12:16:59	208	13.244
20/08/2019	12:16:59	38	13.244
20/08/2019	12:16:59	134	13.246
20/08/2019	12:17:35	154	13.242
20/08/2019	12:19:04	322	13.246
20/08/2019	12:19:40	154	13.246
20/08/2019	12:21:36	542	13.244
20/08/2019	12:22:48	290	13.238
20/08/2019	12:22:54	152	13.236
20/08/2019	12:24:05	289	13.234
20/08/2019	12:24:25	152	13.232
20/08/2019	12:25:00	152	13.232
20/08/2019	12:26:21	290	13.23
20/08/2019	12:27:03	154	13.228
20/08/2019	12:27:03	4	13.228
20/08/2019	12:29:53	321	13.238
20/08/2019	12:29:54	547	13.238
20/08/2019	12:30:42	300	13.234
20/08/2019	12:31:44	299	13.228
20/08/2019	12:31:51	152	13.228

20/08/2019	12:32:31	152	13.222
20/08/2019	12:33:15	297	13.22
20/08/2019	12:33:58	298	13.216
20/08/2019	12:34:12	152	13.22
20/08/2019	12:35:33	297	13.216
20/08/2019	12:35:34	152	13.216
20/08/2019	12:38:47	538	13.218
20/08/2019	12:38:48	260	13.218
20/08/2019	12:42:13	662	13.23
20/08/2019	12:42:13	378	13.232
20/08/2019	12:43:16	280	13.23
20/08/2019	12:44:31	295	13.23
20/08/2019	12:45:42	563	13.228
20/08/2019	12:46:01	158	13.224
20/08/2019	12:47:59	835	13.226
20/08/2019	12:48:00	303	13.226
20/08/2019	12:48:21	158	13.224
20/08/2019	12:48:35	16	13.22
20/08/2019	12:48:35	143	13.22
20/08/2019	12:49:23	308	13.218
20/08/2019	12:49:36	159	13.216
20/08/2019	12:50:31	413	13.218
20/08/2019	12:51:57	298	13.218
20/08/2019	12:52:33	372	13.218
20/08/2019	12:55:10	811	13.236
20/08/2019	12:55:38	152	13.232
20/08/2019	12:56:18	152	13.232
20/08/2019	12:58:54	712	13.25
20/08/2019	12:59:30	152	13.246
20/08/2019	13:02:26	586	13.26
20/08/2019	13:02:26	517	13.26
20/08/2019	13:03:34	390	13.264
20/08/2019	13:04:00	155	13.254
20/08/2019	13:05:02	288	13.25
20/08/2019	13:05:44	124	13.248
20/08/2019	13:06:14	300	13.248
20/08/2019	13:07:48	286	13.246
20/08/2019	13:07:48	185	13.246
20/08/2019	13:08:26	151	13.24
20/08/2019	13:08:48	155	13.238
20/08/2019	13:10:02	292	13.234
20/08/2019	13:12:24	270	13.232
20/08/2019	13:12:24	270	13.232
20/08/2019	13:12:24	260	13.232
20/08/2019	13:13:16	254	13.236
20/08/2019	13:14:46	295	13.236
20/08/2019	13:15:06	269	13.238
20/08/2019	13:15:44	155	13.24

20/08/2019	13:16:37	292	13.236
20/08/2019	13:17:11	155	13.234
20/08/2019	13:17:42	127	13.234
20/08/2019	13:18:40	291	13.236
20/08/2019	13:19:13	151	13.232
20/08/2019	13:21:10	532	13.226
20/08/2019	13:21:26	152	13.222
20/08/2019	13:21:44	153	13.22
20/08/2019	13:22:35	300	13.218
20/08/2019	13:23:09	153	13.22
20/08/2019	13:23:33	153	13.218
20/08/2019	13:24:16	293	13.216
20/08/2019	13:25:12	294	13.216
20/08/2019	13:25:33	154	13.212
20/08/2019	13:27:07	294	13.208
20/08/2019	13:27:07	574	13.206
20/08/2019	13:27:08	184	13.21
20/08/2019	13:29:53	537	13.214
20/08/2019	13:29:53	263	13.214
20/08/2019	13:31:42	674	13.218
20/08/2019	13:32:20	241	13.22
20/08/2019	13:32:49	151	13.22
20/08/2019	13:33:41	298	13.218
20/08/2019	13:35:21	619	13.222
20/08/2019	13:35:39	153	13.22
20/08/2019	13:37:12	332	13.23
20/08/2019	13:37:12	167	13.23
20/08/2019	13:38:12	301	13.226
20/08/2019	13:39:25	281	13.224
20/08/2019	13:40:36	296	13.22
20/08/2019	13:40:36	201	13.22
20/08/2019	13:40:59	152	13.218
20/08/2019	13:41:47	98	13.21
20/08/2019	13:41:47	195	13.21
20/08/2019	13:42:24	338	13.206
20/08/2019	13:42:24	1929	13.206
20/08/2019	13:42:24	153	13.206
20/08/2019	13:42:24	287	13.206
20/08/2019	13:43:40	537	13.21
20/08/2019	13:44:31	2554	13.206
20/08/2019	13:44:31	293	13.206
20/08/2019	13:44:31	2841	13.206
20/08/2019	13:44:31	91	13.206
20/08/2019	13:44:31	1386	13.206
20/08/2019	13:46:09	405	13.204
20/08/2019	13:46:09	208	13.204
20/08/2019	13:46:53	297	13.202
20/08/2019	13:47:57	302	13.198

20/08/2019	13:48:20	155	13.196
20/08/2019	13:48:33	155	13.194
20/08/2019	13:49:19	302	13.19
20/08/2019	13:49:38	155	13.188
20/08/2019	13:50:20	155	13.198
20/08/2019	13:52:35	753	13.21
20/08/2019	13:52:35	168	13.21
20/08/2019	13:52:48	154	13.208
20/08/2019	13:55:35	604	13.204
20/08/2019	13:55:35	404	13.204
20/08/2019	13:55:59	155	13.196
20/08/2019	13:56:41	156	13.196
20/08/2019	13:57:36	242	13.2
20/08/2019	13:57:36	190	13.2
20/08/2019	13:58:14	156	13.198
20/08/2019	13:59:15	300	13.2
20/08/2019	13:59:53	294	13.2
20/08/2019	14:00:45	605	13.202
20/08/2019	14:01:09	160	13.202
20/08/2019	14:01:14	160	13.2
20/08/2019	14:01:29	160	13.2
20/08/2019	14:01:49	160	13.2
20/08/2019	14:02:25	319	13.204
20/08/2019	14:02:40	212	13.204
20/08/2019	14:02:40	154	13.204
20/08/2019	14:03:33	445	13.206
20/08/2019	14:03:59	300	13.206
20/08/2019	14:04:00	156	13.206
20/08/2019	14:05:48	754	13.208
20/08/2019	14:05:49	374	13.208
20/08/2019	14:06:31	300	13.206
20/08/2019	14:07:41	624	13.206
20/08/2019	14:07:41	216	13.206
20/08/2019	14:07:57	158	13.2
20/08/2019	14:08:37	68	13.2
20/08/2019	14:08:46	236	13.2
20/08/2019	14:09:14	295	13.2
20/08/2019	14:09:25	158	13.2
20/08/2019	14:09:33	157	13.2
20/08/2019	14:10:08	285	13.2
20/08/2019	14:10:21	157	13.2
20/08/2019	14:10:58	153	13.188
20/08/2019	14:11:17	153	13.186
20/08/2019	14:12:26	294	13.19
20/08/2019	14:12:27	200	13.19
20/08/2019	14:13:24	300	13.188
20/08/2019	14:13:30	153	13.182
20/08/2019	14:13:56	154	13.184

20/08/2019	14:16:11	551	13.184
20/08/2019	14:16:11	351	13.186
20/08/2019	14:16:51	301	13.176
20/08/2019	14:18:17	561	13.182
20/08/2019	14:18:34	154	13.18
20/08/2019	14:19:24	301	13.178
20/08/2019	14:20:36	560	13.184
20/08/2019	14:21:49	373	13.182
20/08/2019	14:21:57	156	13.176
20/08/2019	14:22:15	156	13.172
20/08/2019	14:22:58	156	13.168
20/08/2019	14:23:10	156	13.168
20/08/2019	14:23:35	156	13.166
20/08/2019	14:23:48	156	13.164
20/08/2019	14:26:19	945	13.176
20/08/2019	14:26:44	534	13.174
20/08/2019	14:26:44	1286	13.174
20/08/2019	14:26:44	281	13.174
20/08/2019	14:26:44	534	13.174
20/08/2019	14:26:44	281	13.174
20/08/2019	14:27:06	156	13.182
20/08/2019	14:27:54	381	13.188
20/08/2019	14:28:34	179	13.194
20/08/2019	14:28:56	283	13.196
20/08/2019	14:29:38	284	13.19
20/08/2019	14:29:54	156	13.186
20/08/2019	14:30:14	214	13.182
20/08/2019	14:30:25	160	13.182
20/08/2019	14:30:49	267	13.188
20/08/2019	14:30:59	160	13.19
20/08/2019	14:31:13	117	13.188
20/08/2019	14:31:21	163	13.184
20/08/2019	14:31:25	1820	13.174
20/08/2019	14:31:25	1820	13.174
20/08/2019	14:31:25	727	13.174
20/08/2019	14:31:25	1093	13.174
20/08/2019	14:31:25	193	13.174
20/08/2019	14:31:25	983	13.174
20/08/2019	14:31:25	644	13.174
20/08/2019	14:31:25	1820	13.174
20/08/2019	14:31:28	625	13.174
20/08/2019	14:31:29	1195	13.174
20/08/2019	14:31:29	160	13.174
20/08/2019	14:31:29	181	13.174
20/08/2019	14:31:29	1264	13.174
20/08/2019	14:31:44	213	13.174
20/08/2019	14:32:00	161	13.174
20/08/2019	14:32:15	160	13.17

20/08/2019	14:32:25	160	13.166
20/08/2019	14:32:33	160	13.16
20/08/2019	14:32:51	132	13.16
20/08/2019	14:32:57	161	13.158
20/08/2019	14:33:19	307	13.144
20/08/2019	14:33:35	160	13.14
20/08/2019	14:33:45	160	13.146
20/08/2019	14:34:09	307	13.15
20/08/2019	14:34:20	111	13.146
20/08/2019	14:34:35	289	13.15
20/08/2019	14:35:20	575	13.15
20/08/2019	14:37:56	1495	13.174
20/08/2019	14:37:56	160	13.174
20/08/2019	14:38:14	300	13.168
20/08/2019	14:39:11	602	13.178
20/08/2019	14:39:27	159	13.17
20/08/2019	14:39:40	160	13.168
20/08/2019	14:40:01	197	13.164
20/08/2019	14:40:06	158	13.16
20/08/2019	14:40:26	156	13.152
20/08/2019	14:40:41	75	13.14
20/08/2019	14:41:10	114	13.146
20/08/2019	14:41:10	185	13.146
20/08/2019	14:41:46	314	13.15
20/08/2019	14:42:07	156	13.152
20/08/2019	14:42:57	305	13.152
20/08/2019	14:43:15	300	13.152
20/08/2019	14:44:07	466	13.158
20/08/2019	14:44:39	226	13.168
20/08/2019	14:45:01	74	13.176
20/08/2019	14:45:08	205	13.176
20/08/2019	14:45:13	151	13.17
20/08/2019	14:45:22	152	13.166
20/08/2019	14:45:52	207	13.158
20/08/2019	14:45:59	206	13.158
20/08/2019	14:46:33	456	13.158
20/08/2019	14:46:39	165	13.154
20/08/2019	14:47:29	524	13.162
20/08/2019	14:47:29	193	13.162
20/08/2019	14:47:44	152	13.156
20/08/2019	14:48:00	165	13.152
20/08/2019	14:48:12	152	13.148
20/08/2019	14:48:19	165	13.142
20/08/2019	14:48:32	35	13.142
20/08/2019	14:48:37	200	13.136
20/08/2019	14:48:45	50	13.134
20/08/2019	14:49:06	294	13.134
20/08/2019	14:49:18	201	13.132

20/08/2019	14:49:24	158	13.13
20/08/2019	14:49:45	276	13.134
20/08/2019	14:50:04	165	13.132
20/08/2019	14:50:08	153	13.132
20/08/2019	14:50:21	156	13.132
20/08/2019	14:50:49	287	13.132
20/08/2019	14:51:18	288	13.138
20/08/2019	14:51:24	155	13.136
20/08/2019	14:51:34	156	13.134
20/08/2019	14:51:51	156	13.134
20/08/2019	14:52:09	251	13.138
20/08/2019	14:52:29	156	13.142
20/08/2019	14:53:25	600	13.152
20/08/2019	14:53:25	167	13.152
20/08/2019	14:53:54	287	13.148
20/08/2019	14:54:04	151	13.132
20/08/2019	14:54:57	568	13.142
20/08/2019	14:55:43	424	13.162
20/08/2019	14:55:45	161	13.156
20/08/2019	14:56:09	160	13.164
20/08/2019	14:56:20	151	13.17
20/08/2019	14:56:39	151	13.166
20/08/2019	14:56:51	151	13.166
20/08/2019	14:57:03	151	13.16
20/08/2019	14:57:19	161	13.158
20/08/2019	14:57:34	151	13.174
20/08/2019	14:57:53	151	13.162
20/08/2019	14:58:17	271	13.17
20/08/2019	14:58:47	256	13.168
20/08/2019	14:58:47	16	13.168
20/08/2019	14:59:13	241	13.172
20/08/2019	14:59:25	151	13.168
20/08/2019	14:59:54	63	13.174
20/08/2019	14:59:54	239	13.174
20/08/2019	15:00:11	174	13.168
20/08/2019	15:00:26	158	13.168
20/08/2019	15:00:47	157	13.17
20/08/2019	15:01:13	286	13.172
20/08/2019	15:01:13	30	13.172
20/08/2019	15:01:24	157	13.166
20/08/2019	15:01:42	158	13.162
20/08/2019	15:02:04	252	13.162
20/08/2019	15:02:23	158	13.162
20/08/2019	15:02:35	158	13.156
20/08/2019	15:02:55	220	13.162
20/08/2019	15:03:10	158	13.162
20/08/2019	15:03:48	347	13.168
20/08/2019	15:05:22	101	13.184

20/08/2019	15:05:22	901	13.184
20/08/2019	15:05:38	190	13.19
20/08/2019	15:05:53	152	13.194
20/08/2019	15:06:10	152	13.196
20/08/2019	15:06:43	275	13.2
20/08/2019	15:06:56	152	13.2
20/08/2019	15:07:14	111	13.204
20/08/2019	15:07:14	41	13.204
20/08/2019	15:07:39	275	13.202
20/08/2019	15:08:00	152	13.196
20/08/2019	15:08:12	150	13.192
20/08/2019	15:08:12	2	13.192
20/08/2019	15:09:07	275	13.186
20/08/2019	15:09:07	146	13.186
20/08/2019	15:09:07	111	13.186
20/08/2019	15:09:28	151	13.182
20/08/2019	15:10:15	276	13.18
20/08/2019	15:10:15	196	13.18
20/08/2019	15:10:28	151	13.184
20/08/2019	15:10:57	151	13.192
20/08/2019	15:11:00	151	13.192
20/08/2019	15:11:24	272	13.19
20/08/2019	15:11:51	151	13.188
20/08/2019	15:12:49	479	13.19
20/08/2019	15:12:54	205	13.19
20/08/2019	15:13:08	160	13.186
20/08/2019	15:13:24	151	13.184
20/08/2019	15:13:34	151	13.18
20/08/2019	15:13:53	151	13.18
20/08/2019	15:14:23	272	13.176
20/08/2019	15:14:30	151	13.176
20/08/2019	15:14:56	160	13.174
20/08/2019	15:15:13	274	13.174
20/08/2019	15:15:51	183	13.17
20/08/2019	15:16:02	249	13.17
20/08/2019	15:16:11	155	13.168
20/08/2019	15:16:19	155	13.16
20/08/2019	15:17:00	288	13.162
20/08/2019	15:17:00	155	13.162
20/08/2019	15:17:46	288	13.162
20/08/2019	15:18:36	709	13.166
20/08/2019	15:18:51	155	13.16
20/08/2019	15:19:30	300	13.166
20/08/2019	15:19:30	188	13.166
20/08/2019	15:19:42	155	13.168
20/08/2019	15:20:26	285	13.168
20/08/2019	15:20:27	151	13.166
20/08/2019	15:21:14	318	13.168

20/08/2019	15:21:34	159	13.168
20/08/2019	15:22:05	309	13.172
20/08/2019	15:23:06	544	13.172
20/08/2019	15:23:44	309	13.172
20/08/2019	15:24:26	293	13.174
20/08/2019	15:24:37	159	13.172
20/08/2019	15:25:02	159	13.174
20/08/2019	15:25:25	152	13.176
20/08/2019	15:26:22	348	13.182
20/08/2019	15:26:22	238	13.182
20/08/2019	15:26:51	275	13.19
20/08/2019	15:27:10	155	13.188
20/08/2019	15:27:41	311	13.19
20/08/2019	15:28:27	422	13.202
20/08/2019	15:28:45	155	13.202
20/08/2019	15:29:05	156	13.2
20/08/2019	15:29:44	259	13.206
20/08/2019	15:29:44	162	13.206
20/08/2019	15:30:10	159	13.202
20/08/2019	15:30:15	163	13.2
20/08/2019	15:30:38	288	13.202
20/08/2019	15:30:52	151	13.2
20/08/2019	15:31:01	126	13.196
20/08/2019	15:31:01	25	13.196
20/08/2019	15:32:11	96	13.196
20/08/2019	15:32:11	96	13.196
20/08/2019	15:32:11	96	13.196
20/08/2019	15:32:11	354	13.196
20/08/2019	15:33:15	587	13.208
20/08/2019	15:33:15	401	13.208
20/08/2019	15:33:29	151	13.206
20/08/2019	15:33:41	151	13.202
20/08/2019	15:34:00	177	13.198
20/08/2019	15:34:03	47	13.196
20/08/2019	15:34:17	290	13.196
20/08/2019	15:34:29	163	13.192
20/08/2019	15:34:42	163	13.188
20/08/2019	15:34:54	151	13.186
20/08/2019	15:35:09	156	13.182
20/08/2019	15:36:08	525	13.2
20/08/2019	15:36:28	372	13.208
20/08/2019	15:36:37	151	13.206
20/08/2019	15:37:07	314	13.21
20/08/2019	15:38:15	143	13.21
20/08/2019	15:38:16	440	13.206
20/08/2019	15:38:17	157	13.206
20/08/2019	15:38:36	152	13.204
20/08/2019	15:38:57	153	13.204

20/08/2019	15:39:17	305	13.204
20/08/2019	15:39:30	153	13.202
20/08/2019	15:39:45	152	13.202
20/08/2019	15:40:01	153	13.2
20/08/2019	15:41:05	705	13.208
20/08/2019	15:41:23	158	13.206
20/08/2019	15:41:41	157	13.202
20/08/2019	15:42:25	114	13.202
20/08/2019	15:42:32	359	13.202
20/08/2019	15:42:56	285	13.202
20/08/2019	15:43:58	335	13.218
20/08/2019	15:43:58	246	13.218
20/08/2019	15:44:28	305	13.222
20/08/2019	15:45:21	431	13.226
20/08/2019	15:45:33	152	13.224
20/08/2019	15:45:52	153	13.22
20/08/2019	15:46:22	276	13.22
20/08/2019	15:47:07	300	13.216
20/08/2019	15:47:48	541	13.212
20/08/2019	15:48:18	289	13.214
20/08/2019	15:48:30	152	13.21
20/08/2019	15:49:02	295	13.208
20/08/2019	15:49:17	152	13.208
20/08/2019	15:49:30	152	13.208
20/08/2019	15:50:03	219	13.208
20/08/2019	15:50:10	152	13.202
20/08/2019	15:51:26	165	13.204
20/08/2019	15:51:44	148	13.212
20/08/2019	15:51:49	87	13.212
20/08/2019	15:51:55	402	13.21
20/08/2019	15:52:26	85	13.21
20/08/2019	15:53:11	141	13.218
20/08/2019	15:53:20	504	13.222
20/08/2019	15:53:35	151	13.22
20/08/2019	15:53:49	152	13.214
20/08/2019	15:54:06	152	13.214
20/08/2019	15:54:38	152	13.206
20/08/2019	15:54:53	152	13.204
20/08/2019	15:55:12	152	13.202
20/08/2019	15:55:55	171	13.204
20/08/2019	15:56:08	301	13.2
20/08/2019	15:56:14	155	13.196
20/08/2019	15:57:03	100	13.208
20/08/2019	15:57:10	144	13.208
20/08/2019	15:57:11	226	13.208
20/08/2019	15:57:31	156	13.204
20/08/2019	15:58:04	158	13.204
20/08/2019	15:58:06	151	13.202

20/08/2019	15:58:29	137	13.202
20/08/2019	15:58:29	21	13.202
20/08/2019	15:58:46	159	13.2
20/08/2019	15:59:11	200	13.206
20/08/2019	15:59:36	226	13.21
20/08/2019	16:00:02	158	13.204
20/08/2019	16:00:15	153	13.202
20/08/2019	16:00:29	160	13.202
20/08/2019	16:01:23	155	13.2
20/08/2019	16:01:58	152	13.202
20/08/2019	16:02:04	194	13.202
20/08/2019	16:02:16	200	13.206
20/08/2019	16:02:16	200	13.206
20/08/2019	16:02:16	40	13.206
20/08/2019	16:02:16	65	13.206
20/08/2019	16:03:02	395	13.216
20/08/2019	16:03:39	320	13.208
20/08/2019	16:03:57	159	13.21
20/08/2019	16:04:19	292	13.21
20/08/2019	16:04:50	160	13.206
20/08/2019	16:05:01	160	13.204
20/08/2019	16:05:55	142	13.214
20/08/2019	16:06:04	211	13.214
20/08/2019	16:06:09	140	13.214
20/08/2019	16:06:09	68	13.214
20/08/2019	16:06:16	159	13.212
20/08/2019	16:06:30	155	13.208
20/08/2019	16:06:46	154	13.208
20/08/2019	16:07:11	155	13.202
20/08/2019	16:07:19	154	13.2
20/08/2019	16:08:23	329	13.206
20/08/2019	16:08:23	253	13.206
20/08/2019	16:08:50	154	13.198
20/08/2019	16:09:38	137	13.198
20/08/2019	16:09:55	163	13.198
20/08/2019	16:10:14	138	13.204
20/08/2019	16:10:20	423	13.2
20/08/2019	16:10:28	49	13.202
20/08/2019	16:10:36	154	13.204
20/08/2019	16:10:42	126	13.202
20/08/2019	16:10:42	25	13.202
20/08/2019	16:11:16	279	13.196
20/08/2019	16:11:29	151	13.194
20/08/2019	16:11:38	152	13.194
20/08/2019	16:12:01	134	13.192
20/08/2019	16:12:03	80	13.192
20/08/2019	16:12:03	64	13.192
20/08/2019	16:12:11	152	13.198

20/08/2019	16:12:41	152	13.204
20/08/2019	16:12:48	210	13.202
20/08/2019	16:13:03	162	13.2
20/08/2019	16:13:11	161	13.192
20/08/2019	16:13:40	2	13.192
20/08/2019	16:13:40	144	13.192
20/08/2019	16:14:02	447	13.19
20/08/2019	16:14:35	143	13.186
20/08/2019	16:14:43	276	13.184
20/08/2019	16:15:17	279	13.178
20/08/2019	16:15:21	216	13.178
20/08/2019	16:15:32	153	13.176
20/08/2019	16:15:54	294	13.18
20/08/2019	16:16:28	152	13.188
20/08/2019	16:16:39	53	13.188
20/08/2019	16:16:39	57	13.188
20/08/2019	16:16:39	33	13.188
20/08/2019	16:16:44	260	13.186
20/08/2019	16:16:50	161	13.188
20/08/2019	16:17:15	4	13.19
20/08/2019	16:17:18	278	13.19
20/08/2019	16:17:37	281	13.186
20/08/2019	16:17:55	294	13.184
20/08/2019	16:18:25	294	13.188
20/08/2019	16:18:55	294	13.188
20/08/2019	16:19:23	307	13.19
20/08/2019	16:19:23	230	13.19
20/08/2019	16:19:38	154	13.186
20/08/2019	16:20:11	181	13.19
20/08/2019	16:20:13	19	13.19
20/08/2019	16:20:13	255	13.19
20/08/2019	16:20:24	153	13.184
20/08/2019	16:20:32	153	13.182
20/08/2019	16:20:38	153	13.182
20/08/2019	16:20:51	153	13.18
20/08/2019	16:21:00	154	13.178
20/08/2019	16:21:18	306	13.178
20/08/2019	16:21:53	180	13.18
20/08/2019	16:22:00	144	13.18
20/08/2019	16:22:14	138	13.18
20/08/2019	16:22:22	144	13.18
20/08/2019	16:22:27	140	13.18
20/08/2019	16:22:40	166	13.18
20/08/2019	16:22:42	144	13.178
20/08/2019	16:22:48	179	13.176
20/08/2019	16:22:58	297	13.176
20/08/2019	16:23:15	153	13.172
20/08/2019	16:23:19	154	13.172

20/08/2019	16:23:29	153	13.17
20/08/2019	16:23:58	258	13.168
20/08/2019	16:23:58	192	13.166
20/08/2019	16:24:30	152	13.168
20/08/2019	16:24:36	147	13.168
20/08/2019	16:24:46	155	13.168
20/08/2019	16:24:51	161	13.168
20/08/2019	16:24:56	104	13.168
20/08/2019	16:29:19	167	13.15
20/08/2019	16:29:19	621	13.15
20/08/2019	16:29:33	1728	13.154
21/08/2019	08:00:19	151	13.18
21/08/2019	08:00:21	207	13.174
21/08/2019	08:02:16	1300	13.216
21/08/2019	08:02:17	663	13.212
21/08/2019	08:02:26	424	13.208
21/08/2019	08:02:32	240	13.212
21/08/2019	08:02:40	890	13.216
21/08/2019	08:02:47	634	13.2
21/08/2019	08:02:54	197	13.192
21/08/2019	08:03:05	525	13.186
21/08/2019	08:03:13	72	13.204
21/08/2019	08:03:13	12	13.204
21/08/2019	08:03:13	10	13.204
21/08/2019	08:03:13	1	13.204
21/08/2019	08:03:13	1	13.204
21/08/2019	08:03:13	4	13.204
21/08/2019	08:03:13	2	13.204
21/08/2019	08:03:13	1	13.204
21/08/2019	08:03:18	599	13.204
21/08/2019	08:03:45	193	13.21
21/08/2019	08:04:37	585	13.232
21/08/2019	08:04:40	1106	13.224
21/08/2019	08:05:35	1551	13.242
21/08/2019	08:05:54	289	13.254
21/08/2019	08:06:08	292	13.252
21/08/2019	08:06:35	189	13.248
21/08/2019	08:06:37	281	13.248
21/08/2019	08:06:50	162	13.248
21/08/2019	08:07:08	300	13.244
21/08/2019	08:07:28	255	13.236
21/08/2019	08:07:53	303	13.238
21/08/2019	08:08:07	357	13.246
21/08/2019	08:08:12	162	13.244
21/08/2019	08:08:24	162	13.238
21/08/2019	08:09:02	283	13.24
21/08/2019	08:09:02	17	13.24
21/08/2019	08:09:02	348	13.24

21/08/2019	08:09:33	300	13.24
21/08/2019	08:09:43	396	13.24
21/08/2019	08:10:29	446	13.25
21/08/2019	08:10:29	159	13.25
21/08/2019	08:10:46	159	13.25
21/08/2019	08:11:49	525	13.256
21/08/2019	08:11:58	300	13.252
21/08/2019	08:13:49	736	13.268
21/08/2019	08:13:57	553	13.272
21/08/2019	08:14:05	159	13.266
21/08/2019	08:14:21	159	13.262
21/08/2019	08:15:16	606	13.276
21/08/2019	08:15:37	300	13.274
21/08/2019	08:16:08	300	13.276
21/08/2019	08:16:08	170	13.276
21/08/2019	08:16:47	156	13.266
21/08/2019	08:16:47	30	13.266
21/08/2019	08:16:48	283	13.266
21/08/2019	08:17:08	301	13.266
21/08/2019	08:17:49	417	13.272
21/08/2019	08:17:57	157	13.272
21/08/2019	08:18:10	183	13.278
21/08/2019	08:18:34	378	13.296
21/08/2019	08:18:47	17	13.296
21/08/2019	08:18:48	140	13.296
21/08/2019	08:19:01	156	13.29
21/08/2019	08:19:24	327	13.3
21/08/2019	08:19:40	208	13.312
21/08/2019	08:19:53	157	13.308
21/08/2019	08:20:09	178	13.326
21/08/2019	08:20:23	158	13.324
21/08/2019	08:20:31	158	13.32
21/08/2019	08:20:47	158	13.312
21/08/2019	08:21:14	292	13.308
21/08/2019	08:21:23	158	13.306
21/08/2019	08:21:48	200	13.308
21/08/2019	08:22:04	274	13.306
21/08/2019	08:22:17	158	13.304
21/08/2019	08:22:50	291	13.304
21/08/2019	08:22:56	52	13.304
21/08/2019	08:22:56	106	13.304
21/08/2019	08:23:16	292	13.304
21/08/2019	08:23:39	291	13.304
21/08/2019	08:24:06	292	13.3
21/08/2019	08:24:28	291	13.3
21/08/2019	08:26:19	1133	13.31
21/08/2019	08:26:43	285	13.31
21/08/2019	08:27:07	317	13.308

21/08/2019	08:27:45	318	13.312
21/08/2019	08:28:30	435	13.316
21/08/2019	08:28:45	284	13.314
21/08/2019	08:28:59	158	13.31
21/08/2019	08:29:36	300	13.31
21/08/2019	08:29:42	155	13.304
21/08/2019	08:30:09	152	13.306
21/08/2019	08:30:10	168	13.306
21/08/2019	08:31:48	918	13.308
21/08/2019	08:32:29	530	13.312
21/08/2019	08:32:29	381	13.312
21/08/2019	08:33:06	290	13.312
21/08/2019	08:33:06	171	13.312
21/08/2019	08:33:26	290	13.312
21/08/2019	08:33:40	157	13.306
21/08/2019	08:34:00	303	13.306
21/08/2019	08:34:38	290	13.304
21/08/2019	08:34:38	171	13.304
21/08/2019	08:36:11	973	13.312
21/08/2019	08:36:22	153	13.308
21/08/2019	08:37:01	272	13.308
21/08/2019	08:37:01	251	13.308
21/08/2019	08:38:27	270	13.312
21/08/2019	08:39:08	614	13.31
21/08/2019	08:39:08	404	13.31
21/08/2019	08:39:54	578	13.31
21/08/2019	08:40:51	189	13.312
21/08/2019	08:40:58	261	13.312
21/08/2019	08:40:58	161	13.312
21/08/2019	08:42:18	125	13.318
21/08/2019	08:42:22	472	13.318
21/08/2019	08:42:22	206	13.314
21/08/2019	08:43:40	100	13.32
21/08/2019	08:44:43	1160	13.326
21/08/2019	08:45:16	284	13.326
21/08/2019	08:45:52	225	13.32
21/08/2019	08:45:56	157	13.32
21/08/2019	08:46:28	311	13.318
21/08/2019	08:48:24	540	13.332
21/08/2019	08:48:24	431	13.334
21/08/2019	08:48:50	156	13.324
21/08/2019	08:50:16	859	13.33
21/08/2019	08:53:13	1700	13.338
21/08/2019	08:53:13	171	13.338
21/08/2019	08:53:26	149	13.336
21/08/2019	08:53:48	150	13.336
21/08/2019	08:54:51	228	13.34
21/08/2019	08:55:27	525	13.34

21/08/2019	08:55:27	323	13.34
21/08/2019	08:56:33	576	13.338
21/08/2019	08:57:31	576	13.336
21/08/2019	08:57:59	153	13.34
21/08/2019	08:58:20	225	13.338
21/08/2019	08:58:46	306	13.342
21/08/2019	08:59:10	153	13.342
21/08/2019	09:00:43	575	13.342
21/08/2019	09:00:43	281	13.342
21/08/2019	09:01:12	298	13.34
21/08/2019	09:02:09	290	13.336
21/08/2019	09:02:43	300	13.336
21/08/2019	09:02:54	209	13.336
21/08/2019	09:04:06	693	13.344
21/08/2019	09:04:49	298	13.338
21/08/2019	09:05:13	276	13.336
21/08/2019	09:05:45	295	13.338
21/08/2019	09:06:58	576	13.34
21/08/2019	09:07:17	153	13.34
21/08/2019	09:07:39	306	13.342
21/08/2019	09:07:53	153	13.338
21/08/2019	09:09:51	1053	13.336
21/08/2019	09:10:08	154	13.336
21/08/2019	09:10:31	150	13.336
21/08/2019	09:10:52	149	13.336
21/08/2019	09:11:37	292	13.336
21/08/2019	09:12:33	299	13.334
21/08/2019	09:12:33	205	13.334
21/08/2019	09:13:50	297	13.332
21/08/2019	09:13:50	270	13.332
21/08/2019	09:14:51	567	13.33
21/08/2019	09:15:13	157	13.326
21/08/2019	09:15:30	158	13.328
21/08/2019	09:16:57	597	13.338
21/08/2019	09:16:57	193	13.336
21/08/2019	09:17:19	158	13.33
21/08/2019	09:17:55	307	13.334
21/08/2019	09:18:13	149	13.336
21/08/2019	09:18:34	149	13.336
21/08/2019	09:18:43	150	13.338
21/08/2019	09:19:44	377	13.34
21/08/2019	09:20:17	341	13.342
21/08/2019	09:21:27	297	13.342
21/08/2019	09:22:02	198	13.342
21/08/2019	09:22:02	216	13.342
21/08/2019	09:22:35	149	13.342
21/08/2019	09:23:11	49	13.342
21/08/2019	09:23:17	200	13.342

21/08/2019	09:25:20	543	13.344
21/08/2019	09:25:26	261	13.344
21/08/2019	09:25:51	151	13.34
21/08/2019	09:26:21	296	13.352
21/08/2019	09:26:47	151	13.346
21/08/2019	09:27:03	151	13.346
21/08/2019	09:30:06	560	13.352
21/08/2019	09:30:06	654	13.352
21/08/2019	09:30:32	156	13.352
21/08/2019	09:31:29	569	13.35
21/08/2019	09:32:16	302	13.352
21/08/2019	09:32:16	160	13.352
21/08/2019	09:32:35	151	13.35
21/08/2019	09:33:23	302	13.352
21/08/2019	09:33:23	160	13.352
21/08/2019	09:35:23	1020	13.354
21/08/2019	09:35:55	26	13.354
21/08/2019	09:36:08	278	13.354
21/08/2019	09:36:56	468	13.358
21/08/2019	09:37:13	156	13.356
21/08/2019	09:37:52	337	13.362
21/08/2019	09:37:52	288	13.364
21/08/2019	09:37:53	168	13.362
21/08/2019	09:39:22	274	13.364
21/08/2019	09:40:03	336	13.37
21/08/2019	09:40:23	149	13.374
21/08/2019	09:41:02	269	13.374
21/08/2019	09:42:01	369	13.388
21/08/2019	09:42:25	149	13.384
21/08/2019	09:42:41	156	13.38
21/08/2019	09:43:14	241	13.386
21/08/2019	09:43:45	155	13.38
21/08/2019	09:44:20	16	13.384
21/08/2019	09:44:55	438	13.39
21/08/2019	09:45:01	149	13.39
21/08/2019	09:45:25	150	13.392
21/08/2019	09:46:12	295	13.388
21/08/2019	09:47:41	300	13.39
21/08/2019	09:48:30	559	13.394
21/08/2019	09:49:03	154	13.388
21/08/2019	09:49:12	154	13.394
21/08/2019	09:49:51	154	13.394
21/08/2019	09:50:37	100	13.394
21/08/2019	09:50:45	388	13.394
21/08/2019	09:51:29	296	13.392
21/08/2019	09:52:29	273	13.38
21/08/2019	09:52:29	187	13.38
21/08/2019	09:52:59	152	13.372

21/08/2019	09:53:15	151	13.368
21/08/2019	09:53:41	151	13.366
21/08/2019	09:54:47	367	13.376
21/08/2019	09:54:47	187	13.376
21/08/2019	09:55:13	150	13.374
21/08/2019	09:56:11	287	13.382
21/08/2019	09:56:54	287	13.38
21/08/2019	09:57:19	152	13.376
21/08/2019	09:58:02	152	13.376
21/08/2019	09:58:18	152	13.372
21/08/2019	09:58:46	152	13.372
21/08/2019	09:59:26	151	13.368
21/08/2019	10:00:04	287	13.37
21/08/2019	10:00:27	30	13.366
21/08/2019	10:00:43	50	13.366
21/08/2019	10:01:11	357	13.366
21/08/2019	10:02:30	291	13.366
21/08/2019	10:02:31	195	13.364
21/08/2019	10:03:01	152	13.362
21/08/2019	10:03:36	152	13.362
21/08/2019	10:03:49	152	13.358
21/08/2019	10:04:11	151	13.356
21/08/2019	10:05:19	401	13.362
21/08/2019	10:06:06	304	13.362
21/08/2019	10:07:05	297	13.362
21/08/2019	10:07:35	364	13.362
21/08/2019	10:08:51	527	13.364
21/08/2019	10:10:18	550	13.36
21/08/2019	10:10:21	190	13.36
21/08/2019	10:11:01	275	13.362
21/08/2019	10:16:01	136	13.378
21/08/2019	10:17:02	1352	13.374
21/08/2019	10:17:15	977	13.374
21/08/2019	10:18:23	540	13.372
21/08/2019	10:19:05	291	13.372
21/08/2019	10:19:38	136	13.37
21/08/2019	10:20:23	297	13.366
21/08/2019	10:22:05	537	13.374
21/08/2019	10:23:04	294	13.374
21/08/2019	10:23:58	293	13.372
21/08/2019	10:25:26	294	13.376
21/08/2019	10:26:01	323	13.388
21/08/2019	10:26:40	193	13.398
21/08/2019	10:27:13	153	13.394
21/08/2019	10:27:43	149	13.39
21/08/2019	10:28:10	153	13.394
21/08/2019	10:28:38	149	13.394
21/08/2019	10:29:21	153	13.39

21/08/2019	10:29:39	100	13.384
21/08/2019	10:30:39	288	13.384
21/08/2019	10:31:04	150	13.376
21/08/2019	10:32:54	100	13.38
21/08/2019	10:32:55	110	13.38
21/08/2019	10:33:20	81	13.38
21/08/2019	10:33:20	209	13.38
21/08/2019	10:33:20	18	13.38
21/08/2019	10:33:45	169	13.38
21/08/2019	10:35:11	519	13.388
21/08/2019	10:35:47	152	13.388
21/08/2019	10:36:46	294	13.39
21/08/2019	10:37:18	152	13.388
21/08/2019	10:38:04	293	13.386
21/08/2019	10:39:55	537	13.386
21/08/2019	10:41:52	541	13.388
21/08/2019	10:42:04	170	13.386
21/08/2019	10:42:22	152	13.384
21/08/2019	10:45:17	985	13.408
21/08/2019	10:45:59	232	13.42
21/08/2019	10:46:37	151	13.414
21/08/2019	10:47:17	151	13.404
21/08/2019	10:48:05	289	13.404
21/08/2019	10:49:04	293	13.404
21/08/2019	10:49:42	151	13.402
21/08/2019	10:50:10	151	13.4
21/08/2019	10:50:37	151	13.4
21/08/2019	10:51:09	151	13.402
21/08/2019	10:52:27	287	13.404
21/08/2019	10:52:27	167	13.402
21/08/2019	10:52:46	909	13.396
21/08/2019	10:56:34	301	13.392
21/08/2019	10:56:34	134	13.392
21/08/2019	10:56:34	124	13.392
21/08/2019	10:57:13	272	13.398
21/08/2019	10:57:55	189	13.398
21/08/2019	10:58:22	299	13.398
21/08/2019	10:58:45	154	13.396
21/08/2019	10:59:46	300	13.394
21/08/2019	11:00:28	295	13.394
21/08/2019	11:01:36	347	13.406
21/08/2019	11:02:40	292	13.408
21/08/2019	11:03:13	149	13.392
21/08/2019	11:04:05	153	13.386
21/08/2019	11:04:24	153	13.386
21/08/2019	11:05:15	157	13.392
21/08/2019	11:05:26	159	13.388
21/08/2019	11:09:42	1025	13.416

21/08/2019	11:10:02	189	13.414
21/08/2019	11:10:28	151	13.416
21/08/2019	11:11:25	290	13.412
21/08/2019	11:12:30	280	13.41
21/08/2019	11:13:36	281	13.41
21/08/2019	11:14:40	19	13.424
21/08/2019	11:14:40	262	13.424
21/08/2019	11:15:27	297	13.42
21/08/2019	11:16:18	295	13.416
21/08/2019	11:16:39	151	13.412
21/08/2019	11:17:36	275	13.408
21/08/2019	11:18:58	679	13.414
21/08/2019	11:19:17	151	13.412
21/08/2019	11:19:38	151	13.41
21/08/2019	11:20:34	296	13.404
21/08/2019	11:20:58	152	13.404
21/08/2019	11:22:20	363	13.41
21/08/2019	11:23:26	168	13.416
21/08/2019	11:23:26	102	13.416
21/08/2019	11:24:13	274	13.416
21/08/2019	11:25:35	272	13.414
21/08/2019	11:26:09	149	13.41
21/08/2019	11:27:51	417	13.414
21/08/2019	11:28:18	159	13.412
21/08/2019	11:30:41	522	13.412
21/08/2019	11:30:57	260	13.412
21/08/2019	11:32:41	530	13.412
21/08/2019	11:33:02	153	13.412
21/08/2019	11:33:55	287	13.412
21/08/2019	11:35:48	168	13.416
21/08/2019	11:35:48	253	13.416
21/08/2019	11:36:38	280	13.418
21/08/2019	11:37:22	150	13.412
21/08/2019	11:38:06	149	13.408
21/08/2019	11:40:09	418	13.412
21/08/2019	11:40:43	284	13.412
21/08/2019	11:42:49	427	13.412
21/08/2019	11:43:00	149	13.412
21/08/2019	11:45:33	522	13.416
21/08/2019	11:45:33	184	13.416
21/08/2019	11:46:13	150	13.416
21/08/2019	11:46:45	155	13.414
21/08/2019	11:50:44	953	13.424
21/08/2019	11:50:44	203	13.422
21/08/2019	11:51:12	6	13.422
21/08/2019	11:51:16	144	13.422
21/08/2019	11:51:33	150	13.42
21/08/2019	11:52:34	285	13.416

21/08/2019	11:55:48	842	13.428
21/08/2019	11:55:48	180	13.428
21/08/2019	11:56:43	284	13.428
21/08/2019	11:57:02	149	13.43
21/08/2019	11:58:00	148	13.426
21/08/2019	11:59:15	402	13.428
21/08/2019	11:59:31	260	13.426
21/08/2019	11:59:32	149	13.426
21/08/2019	12:00:04	154	13.422
21/08/2019	12:00:39	151	13.42
21/08/2019	12:02:10	448	13.428
21/08/2019	12:02:52	282	13.428
21/08/2019	12:03:33	153	13.42
21/08/2019	12:03:48	154	13.418
21/08/2019	12:04:47	296	13.412
21/08/2019	12:06:54	542	13.414
21/08/2019	12:07:12	150	13.412
21/08/2019	12:07:46	149	13.41
21/08/2019	12:11:11	70	13.42
21/08/2019	12:11:11	165	13.42
21/08/2019	12:11:40	276	13.42
21/08/2019	12:11:41	559	13.42
21/08/2019	12:12:15	290	13.418
21/08/2019	12:12:34	149	13.416
21/08/2019	12:13:11	149	13.414
21/08/2019	12:13:46	219	13.412
21/08/2019	12:14:31	288	13.41
21/08/2019	12:15:00	149	13.408
21/08/2019	12:17:30	42	13.412
21/08/2019	12:17:30	167	13.412
21/08/2019	12:19:10	850	13.414
21/08/2019	12:19:13	189	13.414
21/08/2019	12:20:08	151	13.412
21/08/2019	12:20:33	153	13.41
21/08/2019	12:21:13	285	13.408
21/08/2019	12:23:04	518	13.408
21/08/2019	12:24:13	285	13.406
21/08/2019	12:26:19	526	13.406
21/08/2019	12:26:34	152	13.404
21/08/2019	12:28:04	429	13.412
21/08/2019	12:28:31	153	13.41
21/08/2019	12:29:17	152	13.41
21/08/2019	12:29:57	152	13.41
21/08/2019	12:30:19	152	13.406
21/08/2019	12:30:56	295	13.404
21/08/2019	12:36:17	1096	13.408
21/08/2019	12:36:17	685	13.408
21/08/2019	12:36:17	87	13.408

21/08/2019	12:36:44	150	13.406
21/08/2019	12:37:35	149	13.406
21/08/2019	12:38:22	92	13.408
21/08/2019	12:38:22	189	13.408
21/08/2019	12:39:01	149	13.408
21/08/2019	12:39:24	149	13.404
21/08/2019	12:40:06	149	13.406
21/08/2019	12:40:28	152	13.404
21/08/2019	12:41:03	60	13.408
21/08/2019	12:41:24	152	13.408
21/08/2019	12:42:05	149	13.408
21/08/2019	12:42:21	153	13.406
21/08/2019	12:43:11	283	13.406
21/08/2019	12:43:56	153	13.404
21/08/2019	12:48:05	1595	13.414
21/08/2019	12:49:03	601	13.42
21/08/2019	12:49:03	410	13.42
21/08/2019	12:49:40	300	13.42
21/08/2019	12:51:46	758	13.426
21/08/2019	12:52:15	151	13.42
21/08/2019	12:52:47	151	13.42
21/08/2019	12:53:11	152	13.42
21/08/2019	12:53:59	286	13.422
21/08/2019	12:54:24	151	13.42
21/08/2019	13:00:12	479	13.422
21/08/2019	13:01:43	1191	13.422
21/08/2019	13:01:43	569	13.422
21/08/2019	13:02:10	149	13.42
21/08/2019	13:02:55	287	13.42
21/08/2019	13:04:06	286	13.422
21/08/2019	13:04:06	191	13.42
21/08/2019	13:05:22	286	13.42
21/08/2019	13:06:50	537	13.42
21/08/2019	13:07:28	152	13.418
21/08/2019	13:07:47	152	13.416
21/08/2019	13:10:13	531	13.416
21/08/2019	13:10:23	182	13.412
21/08/2019	13:12:34	575	13.412
21/08/2019	13:13:25	346	13.41
21/08/2019	13:15:13	525	13.418
21/08/2019	13:15:24	153	13.412
21/08/2019	13:16:06	183	13.416
21/08/2019	13:17:14	283	13.416
21/08/2019	13:17:35	153	13.416
21/08/2019	13:18:44	292	13.412
21/08/2019	13:19:26	287	13.412
21/08/2019	13:21:18	87	13.414
21/08/2019	13:22:10	826	13.416

21/08/2019	13:23:34	536	13.418
21/08/2019	13:24:14	149	13.416
21/08/2019	13:25:02	287	13.418
21/08/2019	13:26:53	524	13.416
21/08/2019	13:27:20	176	13.416
21/08/2019	13:28:54	543	13.416
21/08/2019	13:30:16	527	13.422
21/08/2019	13:32:16	535	13.422
21/08/2019	13:32:16	185	13.422
21/08/2019	13:33:53	535	13.422
21/08/2019	13:35:32	533	13.42
21/08/2019	13:39:13	952	13.426
21/08/2019	13:39:49	383	13.428
21/08/2019	13:41:30	528	13.428
21/08/2019	13:43:53	595	13.428
21/08/2019	13:43:53	285	13.428
21/08/2019	13:45:42	597	13.43
21/08/2019	13:46:08	313	13.428
21/08/2019	13:46:55	294	13.428
21/08/2019	13:52:17	1953	13.434
21/08/2019	13:52:17	165	13.434
21/08/2019	13:53:04	289	13.434
21/08/2019	13:53:40	154	13.432
21/08/2019	13:54:25	301	13.434
21/08/2019	13:57:13	982	13.434
21/08/2019	14:00:06	30	13.44
21/08/2019	14:00:12	841	13.44
21/08/2019	14:00:13	436	13.44
21/08/2019	14:01:51	989	13.438
21/08/2019	14:02:31	602	13.44
21/08/2019	14:02:52	148	13.442
21/08/2019	14:03:04	159	13.44
21/08/2019	14:03:54	602	13.444
21/08/2019	14:04:20	15	13.444
21/08/2019	14:04:25	258	13.444
21/08/2019	14:04:44	318	13.442
21/08/2019	14:05:16	328	13.442
21/08/2019	14:06:35	649	13.446
21/08/2019	14:07:47	532	13.444
21/08/2019	14:07:47	271	13.444
21/08/2019	14:08:28	280	13.442
21/08/2019	14:08:32	155	13.442
21/08/2019	14:09:15	281	13.44
21/08/2019	14:09:33	167	13.44
21/08/2019	14:09:34	162	13.44
21/08/2019	14:10:31	305	13.44
21/08/2019	14:10:31	158	13.44
21/08/2019	14:12:29	549	13.44

21/08/2019	14:12:30	260	13.44
21/08/2019	14:12:52	151	13.44
21/08/2019	14:14:42	549	13.436
21/08/2019	14:14:42	186	13.436
21/08/2019	14:17:18	1067	13.444
21/08/2019	14:19:00	564	13.44
21/08/2019	14:19:14	192	13.44
21/08/2019	14:19:17	148	13.44
21/08/2019	14:19:52	169	13.436
21/08/2019	14:19:52	101	13.436
21/08/2019	14:20:34	150	13.434
21/08/2019	14:20:36	151	13.438
21/08/2019	14:21:07	152	13.434
21/08/2019	14:21:44	1	13.436
21/08/2019	14:23:43	927	13.438
21/08/2019	14:23:44	169	13.438
21/08/2019	14:24:28	285	13.44
21/08/2019	14:24:28	151	13.44
21/08/2019	14:25:54	550	13.436
21/08/2019	14:26:09	148	13.436
21/08/2019	14:26:28	149	13.436
21/08/2019	14:28:00	534	13.438
21/08/2019	14:28:31	357	13.438
21/08/2019	14:28:44	148	13.438
21/08/2019	14:29:20	260	13.444
21/08/2019	14:30:01	290	13.44
21/08/2019	14:30:09	148	13.43
21/08/2019	14:31:11	572	13.434
21/08/2019	14:31:11	214	13.434
21/08/2019	14:31:19	148	13.434
21/08/2019	14:31:31	154	13.426
21/08/2019	14:32:13	368	13.432
21/08/2019	14:32:13	273	13.432
21/08/2019	14:33:16	878	13.436
21/08/2019	14:33:16	1	13.436
21/08/2019	14:33:36	154	13.434
21/08/2019	14:33:40	153	13.434
21/08/2019	14:33:53	65	13.432
21/08/2019	14:33:53	89	13.432
21/08/2019	14:34:28	516	13.428
21/08/2019	14:35:06	460	13.44
21/08/2019	14:35:45	154	13.436
21/08/2019	14:35:51	156	13.434
21/08/2019	14:36:14	141	13.432
21/08/2019	14:36:24	200	13.43
21/08/2019	14:36:34	295	13.432
21/08/2019	14:37:10	126	13.43
21/08/2019	14:37:10	171	13.43

21/08/2019	14:37:57	339	13.43
21/08/2019	14:37:58	368	13.43
21/08/2019	14:38:18	198	13.43
21/08/2019	14:38:38	151	13.428
21/08/2019	14:38:51	151	13.426
21/08/2019	14:39:41	153	13.424
21/08/2019	14:39:58	163	13.422
21/08/2019	14:40:02	367	13.416
21/08/2019	14:41:02	227	13.426
21/08/2019	14:41:23	285	13.43
21/08/2019	14:41:30	152	13.428
21/08/2019	14:42:21	138	13.424
21/08/2019	14:43:05	548	13.428
21/08/2019	14:43:32	23	13.424
21/08/2019	14:43:32	131	13.424
21/08/2019	14:43:50	148	13.424
21/08/2019	14:44:04	155	13.42
21/08/2019	14:44:47	280	13.422
21/08/2019	14:45:10	166	13.428
21/08/2019	14:45:51	552	13.434
21/08/2019	14:46:06	152	13.434
21/08/2019	14:46:30	146	13.43
21/08/2019	14:46:30	5	13.43
21/08/2019	14:46:30	164	13.43
21/08/2019	14:47:46	536	13.43
21/08/2019	14:48:02	15	13.43
21/08/2019	14:48:34	169	13.432
21/08/2019	14:48:35	533	13.43
21/08/2019	14:49:29	752	13.432
21/08/2019	14:50:07	443	13.436
21/08/2019	14:50:18	153	13.434
21/08/2019	14:50:31	151	13.43
21/08/2019	14:50:54	148	13.43
21/08/2019	14:50:54	3	13.43
21/08/2019	14:51:02	151	13.43
21/08/2019	14:51:41	272	13.426
21/08/2019	14:51:41	151	13.426
21/08/2019	14:52:13	272	13.426
21/08/2019	14:52:34	142	13.426
21/08/2019	14:52:34	100	13.426
21/08/2019	14:52:47	151	13.426
21/08/2019	14:53:13	151	13.424
21/08/2019	14:53:40	269	13.426
21/08/2019	14:53:40	3	13.426
21/08/2019	14:54:04	272	13.424
21/08/2019	14:54:56	136	13.424
21/08/2019	14:54:56	388	13.424
21/08/2019	14:55:34	244	13.422

21/08/2019	14:55:34	66	13.422
21/08/2019	14:55:57	154	13.422
21/08/2019	14:56:17	309	13.422
21/08/2019	14:56:44	154	13.426
21/08/2019	14:56:57	155	13.424
21/08/2019	14:57:22	154	13.424
21/08/2019	14:57:41	155	13.424
21/08/2019	14:58:25	300	13.422
21/08/2019	14:58:25	155	13.422
21/08/2019	14:59:01	308	13.422
21/08/2019	14:59:39	300	13.416
21/08/2019	15:00:09	294	13.418
21/08/2019	15:00:42	150	13.418
21/08/2019	15:00:42	157	13.418
21/08/2019	15:01:20	298	13.42
21/08/2019	15:02:20	300	13.424
21/08/2019	15:02:20	261	13.424
21/08/2019	15:03:02	359	13.426
21/08/2019	15:03:29	149	13.424
21/08/2019	15:03:37	149	13.422
21/08/2019	15:04:37	553	13.426
21/08/2019	15:05:14	271	13.422
21/08/2019	15:05:34	193	13.418
21/08/2019	15:06:20	171	13.418
21/08/2019	15:06:47	120	13.414
21/08/2019	15:07:41	682	13.42
21/08/2019	15:08:28	320	13.42
21/08/2019	15:08:43	331	13.416
21/08/2019	15:09:05	149	13.41
21/08/2019	15:09:55	222	13.406
21/08/2019	15:10:18	256	13.406
21/08/2019	15:10:25	176	13.406
21/08/2019	15:11:06	300	13.414
21/08/2019	15:11:32	223	13.412
21/08/2019	15:11:32	76	13.412
21/08/2019	15:13:40	649	13.414
21/08/2019	15:13:47	451	13.422
21/08/2019	15:14:01	156	13.424
21/08/2019	15:14:23	156	13.418
21/08/2019	15:14:58	303	13.412
21/08/2019	15:15:17	151	13.408
21/08/2019	15:16:34	154	13.414
21/08/2019	15:17:10	148	13.42
21/08/2019	15:17:53	299	13.424
21/08/2019	15:18:26	151	13.428
21/08/2019	15:18:28	100	13.426
21/08/2019	15:18:29	776	13.426
21/08/2019	15:18:30	154	13.424

21/08/2019	15:19:28	308	13.426
21/08/2019	15:19:29	73	13.426
21/08/2019	15:19:29	144	13.426
21/08/2019	15:19:59	154	13.424
21/08/2019	15:20:06	149	13.422
21/08/2019	15:20:31	154	13.42
21/08/2019	15:20:49	155	13.418
21/08/2019	15:21:35	295	13.422
21/08/2019	15:22:16	296	13.42
21/08/2019	15:23:28	295	13.42
21/08/2019	15:23:43	282	13.42
21/08/2019	15:24:14	155	13.422
21/08/2019	15:25:39	609	13.424
21/08/2019	15:26:39	527	13.428
21/08/2019	15:27:27	302	13.424
21/08/2019	15:28:35	400	13.434
21/08/2019	15:28:35	56	13.434
21/08/2019	15:28:42	155	13.434
21/08/2019	15:29:03	155	13.432
21/08/2019	15:30:00	279	13.428
21/08/2019	15:30:00	193	13.426
21/08/2019	15:31:26	137	13.43
21/08/2019	15:31:26	226	13.43
21/08/2019	15:31:34	206	13.43
21/08/2019	15:31:37	359	13.428
21/08/2019	15:31:51	155	13.42
21/08/2019	15:32:35	281	13.414
21/08/2019	15:32:37	155	13.41
21/08/2019	15:32:52	155	13.404
21/08/2019	15:33:11	156	13.4
21/08/2019	15:33:32	155	13.398
21/08/2019	15:33:54	281	13.394
21/08/2019	15:34:15	155	13.392
21/08/2019	15:34:43	140	13.392
21/08/2019	15:34:52	287	13.392
21/08/2019	15:35:15	157	13.384
21/08/2019	15:35:33	118	13.38
21/08/2019	15:35:33	80	13.38
21/08/2019	15:35:57	158	13.384
21/08/2019	15:36:04	158	13.38
21/08/2019	15:36:16	158	13.378
21/08/2019	15:36:32	149	13.376
21/08/2019	15:36:49	158	13.38
21/08/2019	15:37:09	158	13.38
21/08/2019	15:37:22	158	13.376
21/08/2019	15:38:35	583	13.378
21/08/2019	15:38:35	114	13.378
21/08/2019	15:39:35	519	13.38

21/08/2019	15:39:46	149	13.376
21/08/2019	15:39:59	158	13.374
21/08/2019	15:40:13	50	13.376
21/08/2019	15:40:34	154	13.378
21/08/2019	15:41:02	26	13.376
21/08/2019	15:41:02	275	13.376
21/08/2019	15:41:21	151	13.372
21/08/2019	15:42:06	293	13.372
21/08/2019	15:42:13	151	13.372
21/08/2019	15:42:31	150	13.362
21/08/2019	15:43:35	405	13.37
21/08/2019	15:44:26	293	13.37
21/08/2019	15:44:29	206	13.37
21/08/2019	15:44:43	151	13.372
21/08/2019	15:45:04	150	13.366
21/08/2019	15:46:06	177	13.376
21/08/2019	15:46:06	237	13.376
21/08/2019	15:46:57	277	13.38
21/08/2019	15:47:26	298	13.382
21/08/2019	15:47:43	153	13.378
21/08/2019	15:48:03	153	13.374
21/08/2019	15:48:20	152	13.374
21/08/2019	15:49:04	233	13.37
21/08/2019	15:50:05	516	13.372
21/08/2019	15:52:36	592	13.376
21/08/2019	15:52:36	471	13.376
21/08/2019	15:54:07	560	13.382
21/08/2019	15:55:30	476	13.384
21/08/2019	15:55:30	191	13.384
21/08/2019	15:55:51	149	13.382
21/08/2019	15:57:00	270	13.38
21/08/2019	15:57:21	333	13.38
21/08/2019	15:58:57	546	13.38
21/08/2019	15:59:20	326	13.38
21/08/2019	15:59:43	149	13.378
21/08/2019	16:00:51	533	13.376
21/08/2019	16:01:20	156	13.378
21/08/2019	16:01:31	17	13.376
21/08/2019	16:01:31	133	13.376
21/08/2019	16:02:39	80	13.38
21/08/2019	16:02:43	492	13.38
21/08/2019	16:02:52	150	13.376
21/08/2019	16:03:56	470	13.378
21/08/2019	16:04:14	152	13.374
21/08/2019	16:04:25	150	13.374
21/08/2019	16:05:51	168	13.382
21/08/2019	16:06:05	255	13.382
21/08/2019	16:06:19	385	13.38

21/08/2019	16:06:27	149	13.378
21/08/2019	16:06:50	149	13.376
21/08/2019	16:08:09	556	13.38
21/08/2019	16:08:20	149	13.378
21/08/2019	16:08:33	149	13.378
21/08/2019	16:09:19	297	13.382
21/08/2019	16:10:09	298	13.384
21/08/2019	16:10:16	167	13.384
21/08/2019	16:11:08	538	13.384
21/08/2019	16:11:17	155	13.382
21/08/2019	16:11:54	311	13.382
21/08/2019	16:12:00	155	13.382
21/08/2019	16:12:17	156	13.382
21/08/2019	16:13:14	342	13.39
21/08/2019	16:13:15	144	13.39
21/08/2019	16:13:28	300	13.392
21/08/2019	16:13:28	211	13.392
21/08/2019	16:13:42	140	13.392
21/08/2019	16:13:59	280	13.392
21/08/2019	16:14:05	139	13.394
21/08/2019	16:14:19	339	13.394
21/08/2019	16:14:43	400	13.396
21/08/2019	16:14:43	24	13.396
21/08/2019	16:14:46	152	13.396
21/08/2019	16:14:55	199	13.396
21/08/2019	16:15:13	396	13.396
21/08/2019	16:15:14	232	13.396
21/08/2019	16:15:27	136	13.396
21/08/2019	16:15:32	159	13.396
21/08/2019	16:15:59	513	13.398
21/08/2019	16:16:06	145	13.398
21/08/2019	16:16:51	545	13.396
21/08/2019	16:16:51	36	13.396
21/08/2019	16:16:52	423	13.396
21/08/2019	16:17:09	418	13.398
21/08/2019	16:17:15	136	13.398
21/08/2019	16:17:18	170	13.398
21/08/2019	16:17:23	137	13.398
21/08/2019	16:17:26	202	13.396
21/08/2019	16:17:31	163	13.396
21/08/2019	16:17:47	148	13.394
21/08/2019	16:17:53	143	13.394
21/08/2019	16:17:54	243	13.392
21/08/2019	16:18:19	31	13.394
21/08/2019	16:18:19	293	13.394
21/08/2019	16:18:23	143	13.394
21/08/2019	16:18:28	225	13.392
21/08/2019	16:18:40	137	13.392

21/08/2019	16:18:44	262	13.39
21/08/2019	16:18:56	327	13.39
21/08/2019	16:19:25	604	13.388
21/08/2019	16:19:38	179	13.386
21/08/2019	16:19:42	193	13.386
21/08/2019	16:19:45	163	13.384
21/08/2019	16:19:59	145	13.384
21/08/2019	16:20:05	163	13.384
21/08/2019	16:20:25	528	13.386
21/08/2019	16:20:39	507	13.388
21/08/2019	16:20:43	167	13.386
21/08/2019	16:21:00	258	13.39
21/08/2019	16:21:02	284	13.388
21/08/2019	16:21:55	657	13.39
21/08/2019	16:21:55	10	13.39
21/08/2019	16:21:56	572	13.39
21/08/2019	16:22:11	175	13.388
21/08/2019	16:22:15	166	13.388
21/08/2019	16:22:29	298	13.392
21/08/2019	16:22:30	196	13.392
21/08/2019	16:23:01	239	13.39
21/08/2019	16:23:07	258	13.388
21/08/2019	16:23:11	197	13.388
21/08/2019	16:23:21	168	13.39
21/08/2019	16:23:43	406	13.392
22/08/2019	08:01:00	300	13.316
22/08/2019	08:01:07	21	13.31
22/08/2019	08:01:07	147	13.31
22/08/2019	08:01:09	168	13.308
22/08/2019	08:01:41	27	13.302
22/08/2019	08:01:42	866	13.302
22/08/2019	08:02:33	1073	13.308
22/08/2019	08:02:35	621	13.308
22/08/2019	08:02:38	212	13.308
22/08/2019	08:02:38	13	13.308
22/08/2019	08:02:45	302	13.304
22/08/2019	08:02:54	301	13.302
22/08/2019	08:02:56	167	13.3
22/08/2019	08:03:01	168	13.282
22/08/2019	08:03:12	301	13.284
22/08/2019	08:03:32	520	13.278
22/08/2019	08:03:32	16	13.278
22/08/2019	08:04:02	934	13.29
22/08/2019	08:04:02	73	13.29
22/08/2019	08:04:02	164	13.29
22/08/2019	08:04:47	323	13.288
22/08/2019	08:04:47	420	13.288
22/08/2019	08:05:31	327	13.292

22/08/2019	08:05:31	975	13.292
22/08/2019	08:05:53	300	13.282
22/08/2019	08:06:17	291	13.282
22/08/2019	08:06:34	492	13.296
22/08/2019	08:07:01	410	13.288
22/08/2019	08:07:26	264	13.29
22/08/2019	08:08:00	556	13.306
22/08/2019	08:08:15	246	13.314
22/08/2019	08:08:15	180	13.314
22/08/2019	08:08:38	312	13.302
22/08/2019	08:08:44	164	13.302
22/08/2019	08:09:14	170	13.302
22/08/2019	08:09:21	338	13.302
22/08/2019	08:09:35	213	13.3
22/08/2019	08:10:24	570	13.302
22/08/2019	08:10:25	173	13.3
22/08/2019	08:10:42	155	13.294
22/08/2019	08:11:34	539	13.298
22/08/2019	08:11:46	156	13.296
22/08/2019	08:12:02	155	13.294
22/08/2019	08:12:14	156	13.292
22/08/2019	08:12:47	279	13.288
22/08/2019	08:13:04	156	13.288
22/08/2019	08:13:57	487	13.294
22/08/2019	08:13:57	155	13.294
22/08/2019	08:14:18	156	13.294
22/08/2019	08:14:43	184	13.292
22/08/2019	08:15:01	280	13.296
22/08/2019	08:15:01	33	13.296
22/08/2019	08:15:26	353	13.326
22/08/2019	08:15:43	162	13.322
22/08/2019	08:15:58	163	13.318
22/08/2019	08:16:02	163	13.318
22/08/2019	08:16:22	162	13.316
22/08/2019	08:16:49	434	13.33
22/08/2019	08:18:50	1260	13.342
22/08/2019	08:19:00	300	13.342
22/08/2019	08:19:01	229	13.342
22/08/2019	08:19:54	705	13.36
22/08/2019	08:20:06	160	13.352
22/08/2019	08:20:15	158	13.348
22/08/2019	08:20:40	292	13.344
22/08/2019	08:20:52	159	13.348
22/08/2019	08:21:18	207	13.35
22/08/2019	08:21:28	158	13.346
22/08/2019	08:21:46	256	13.348
22/08/2019	08:22:07	293	13.348
22/08/2019	08:22:25	158	13.34

22/08/2019	08:22:40	131	13.332
22/08/2019	08:22:43	150	13.328
22/08/2019	08:22:58	158	13.33
22/08/2019	08:23:25	292	13.326
22/08/2019	08:24:22	695	13.33
22/08/2019	08:24:34	158	13.324
22/08/2019	08:24:59	234	13.324
22/08/2019	08:24:59	59	13.324
22/08/2019	08:25:15	151	13.322
22/08/2019	08:25:33	156	13.32
22/08/2019	08:25:56	324	13.328
22/08/2019	08:26:35	117	13.328
22/08/2019	08:26:46	452	13.33
22/08/2019	08:26:58	157	13.328
22/08/2019	08:27:12	156	13.33
22/08/2019	08:28:03	547	13.33
22/08/2019	08:28:27	246	13.33
22/08/2019	08:29:06	502	13.33
22/08/2019	08:30:00	546	13.336
22/08/2019	08:30:09	154	13.348
22/08/2019	08:30:20	149	13.348
22/08/2019	08:30:31	149	13.344
22/08/2019	08:30:48	15	13.346
22/08/2019	08:30:48	134	13.346
22/08/2019	08:31:11	286	13.344
22/08/2019	08:31:42	434	13.352
22/08/2019	08:32:05	286	13.37
22/08/2019	08:32:30	273	13.368
22/08/2019	08:32:50	273	13.362
22/08/2019	08:33:12	273	13.36
22/08/2019	08:33:26	149	13.358
22/08/2019	08:34:13	484	13.362
22/08/2019	08:34:43	390	13.376
22/08/2019	08:34:59	293	13.38
22/08/2019	08:35:18	154	13.372
22/08/2019	08:35:41	171	13.368
22/08/2019	08:36:10	311	13.366
22/08/2019	08:36:28	300	13.364
22/08/2019	08:36:44	151	13.362
22/08/2019	08:37:01	157	13.364
22/08/2019	08:37:26	283	13.364
22/08/2019	08:37:50	178	13.36
22/08/2019	08:38:05	283	13.36
22/08/2019	08:38:37	216	13.36
22/08/2019	08:39:13	330	13.36
22/08/2019	08:39:13	146	13.36
22/08/2019	08:40:02	314	13.354
22/08/2019	08:40:13	307	13.36

22/08/2019	08:40:34	153	13.358
22/08/2019	08:41:07	306	13.358
22/08/2019	08:41:31	153	13.352
22/08/2019	08:42:20	415	13.356
22/08/2019	08:42:34	152	13.354
22/08/2019	08:43:04	305	13.354
22/08/2019	08:43:26	153	13.352
22/08/2019	08:43:50	300	13.352
22/08/2019	08:44:09	150	13.352
22/08/2019	08:44:26	171	13.358
22/08/2019	08:45:44	300	13.356
22/08/2019	08:45:44	401	13.356
22/08/2019	08:46:14	150	13.354
22/08/2019	08:46:20	149	13.354
22/08/2019	08:47:35	561	13.352
22/08/2019	08:47:48	149	13.348
22/08/2019	08:47:56	149	13.348
22/08/2019	08:48:48	298	13.342
22/08/2019	08:48:48	158	13.342
22/08/2019	08:49:59	561	13.346
22/08/2019	08:50:36	291	13.34
22/08/2019	08:51:13	227	13.338
22/08/2019	08:51:13	207	13.338
22/08/2019	08:51:35	221	13.346
22/08/2019	08:52:29	314	13.348
22/08/2019	08:52:29	166	13.348
22/08/2019	08:54:25	710	13.356
22/08/2019	08:54:25	351	13.356
22/08/2019	08:55:32	573	13.358
22/08/2019	08:55:46	151	13.352
22/08/2019	08:57:22	844	13.366
22/08/2019	08:57:40	151	13.364
22/08/2019	08:58:07	293	13.364
22/08/2019	08:58:30	151	13.362
22/08/2019	09:00:27	198	13.366
22/08/2019	09:00:27	837	13.366
22/08/2019	09:00:55	300	13.366
22/08/2019	09:01:18	155	13.362
22/08/2019	09:01:28	152	13.358
22/08/2019	09:02:05	295	13.358
22/08/2019	09:02:22	148	13.356
22/08/2019	09:02:22	6	13.356
22/08/2019	09:02:55	310	13.352
22/08/2019	09:03:58	529	13.352
22/08/2019	09:04:09	155	13.354
22/08/2019	09:04:53	309	13.356
22/08/2019	09:05:05	155	13.352
22/08/2019	09:05:12	149	13.348

22/08/2019	09:05:33	154	13.352
22/08/2019	09:06:25	299	13.354
22/08/2019	09:06:25	153	13.354
22/08/2019	09:06:44	154	13.35
22/08/2019	09:09:27	1125	13.346
22/08/2019	09:09:28	173	13.346
22/08/2019	09:10:11	470	13.352
22/08/2019	09:11:16	473	13.362
22/08/2019	09:11:34	39	13.362
22/08/2019	09:12:01	280	13.364
22/08/2019	09:12:25	155	13.364
22/08/2019	09:12:52	156	13.364
22/08/2019	09:13:17	281	13.362
22/08/2019	09:13:50	155	13.356
22/08/2019	09:15:02	563	13.364
22/08/2019	09:15:23	149	13.366
22/08/2019	09:15:51	304	13.364
22/08/2019	09:16:17	156	13.36
22/08/2019	09:17:57	485	13.364
22/08/2019	09:17:57	384	13.364
22/08/2019	09:18:12	156	13.362
22/08/2019	09:20:20	713	13.368
22/08/2019	09:20:23	247	13.368
22/08/2019	09:20:39	151	13.366
22/08/2019	09:21:41	288	13.366
22/08/2019	09:21:53	150	13.366
22/08/2019	09:23:15	483	13.376
22/08/2019	09:23:33	150	13.376
22/08/2019	09:24:23	257	13.38
22/08/2019	09:25:17	294	13.384
22/08/2019	09:25:17	152	13.384
22/08/2019	09:25:43	155	13.384
22/08/2019	09:26:07	155	13.38
22/08/2019	09:26:52	221	13.376
22/08/2019	09:27:58	563	13.38
22/08/2019	09:28:45	304	13.378
22/08/2019	09:29:03	155	13.372
22/08/2019	09:29:57	300	13.37
22/08/2019	09:30:28	244	13.374
22/08/2019	09:30:40	162	13.372
22/08/2019	09:31:15	48	13.372
22/08/2019	09:31:24	258	13.372
22/08/2019	09:31:24	162	13.372
22/08/2019	09:31:39	153	13.366
22/08/2019	09:32:13	296	13.362
22/08/2019	09:32:30	153	13.356
22/08/2019	09:32:48	153	13.354
22/08/2019	09:33:33	300	13.35

22/08/2019	09:33:57	294	13.352
22/08/2019	09:34:19	153	13.352
22/08/2019	09:34:46	306	13.352
22/08/2019	09:35:35	374	13.366
22/08/2019	09:36:04	275	13.366
22/08/2019	09:37:07	300	13.364
22/08/2019	09:37:07	211	13.366
22/08/2019	09:38:02	330	13.366
22/08/2019	09:38:55	299	13.366
22/08/2019	09:38:55	204	13.366
22/08/2019	09:43:04	159	13.382
22/08/2019	09:43:04	1876	13.382
22/08/2019	09:43:23	156	13.378
22/08/2019	09:44:59	574	13.378
22/08/2019	09:44:59	197	13.378
22/08/2019	09:46:01	293	13.374
22/08/2019	09:47:03	262	13.376
22/08/2019	09:47:03	296	13.376
22/08/2019	09:48:37	101	13.382
22/08/2019	09:48:37	443	13.382
22/08/2019	09:49:28	296	13.382
22/08/2019	09:50:22	497	13.39
22/08/2019	09:51:00	213	13.388
22/08/2019	09:51:09	150	13.384
22/08/2019	09:51:37	156	13.386
22/08/2019	09:52:17	281	13.39
22/08/2019	09:53:13	385	13.398
22/08/2019	09:53:50	190	13.398
22/08/2019	09:53:52	180	13.398
22/08/2019	09:54:25	156	13.394
22/08/2019	09:54:39	155	13.392
22/08/2019	09:55:14	155	13.392
22/08/2019	09:56:56	720	13.4
22/08/2019	09:57:53	291	13.402
22/08/2019	09:58:18	151	13.404
22/08/2019	09:58:46	151	13.406
22/08/2019	09:59:09	151	13.408
22/08/2019	10:00:01	290	13.408
22/08/2019	10:00:18	154	13.404
22/08/2019	10:01:11	288	13.402
22/08/2019	10:02:24	401	13.412
22/08/2019	10:02:42	150	13.41
22/08/2019	10:03:06	150	13.406
22/08/2019	10:03:57	357	13.41
22/08/2019	10:04:43	288	13.402
22/08/2019	10:05:52	305	13.398
22/08/2019	10:06:22	278	13.398
22/08/2019	10:06:22	143	13.398

22/08/2019	10:06:56	270	13.396
22/08/2019	10:07:23	151	13.392
22/08/2019	10:08:44	571	13.398
22/08/2019	10:11:02	666	13.402
22/08/2019	10:11:02	372	13.402
22/08/2019	10:11:18	150	13.398
22/08/2019	10:11:53	151	13.394
22/08/2019	10:12:39	293	13.398
22/08/2019	10:12:49	151	13.396
22/08/2019	10:13:40	292	13.4
22/08/2019	10:16:02	701	13.404
22/08/2019	10:17:06	531	13.404
22/08/2019	10:17:06	185	13.404
22/08/2019	10:17:53	291	13.394
22/08/2019	10:18:13	151	13.392
22/08/2019	10:18:32	152	13.394
22/08/2019	10:18:54	152	13.388
22/08/2019	10:19:17	152	13.386
22/08/2019	10:20:50	540	13.388
22/08/2019	10:21:21	149	13.386
22/08/2019	10:21:56	153	13.38
22/08/2019	10:24:01	540	13.382
22/08/2019	10:24:53	292	13.386
22/08/2019	10:25:21	150	13.384
22/08/2019	10:25:44	152	13.378
22/08/2019	10:26:31	152	13.378
22/08/2019	10:27:03	152	13.376
22/08/2019	10:27:27	152	13.376
22/08/2019	10:28:18	293	13.372
22/08/2019	10:28:48	152	13.37
22/08/2019	10:32:10	982	13.37
22/08/2019	10:33:26	322	13.378
22/08/2019	10:35:09	523	13.374
22/08/2019	10:35:25	154	13.366
22/08/2019	10:36:03	87	13.366
22/08/2019	10:36:30	153	13.368
22/08/2019	10:38:09	530	13.372
22/08/2019	10:38:46	225	13.37
22/08/2019	10:40:23	534	13.374
22/08/2019	10:41:18	300	13.378
22/08/2019	10:41:19	212	13.378
22/08/2019	10:42:06	285	13.374
22/08/2019	10:42:30	150	13.374
22/08/2019	10:43:59	14	13.376
22/08/2019	10:43:59	512	13.376
22/08/2019	10:44:30	151	13.376
22/08/2019	10:44:30	134	13.376
22/08/2019	10:44:56	149	13.372

22/08/2019	10:46:26	402	13.378
22/08/2019	10:46:55	152	13.378
22/08/2019	10:49:17	665	13.392
22/08/2019	10:49:17	173	13.39
22/08/2019	10:50:01	152	13.386
22/08/2019	10:51:16	547	13.386
22/08/2019	10:52:54	539	13.386
22/08/2019	10:53:31	292	13.39
22/08/2019	10:54:08	293	13.388
22/08/2019	10:54:50	285	13.39
22/08/2019	10:55:23	154	13.388
22/08/2019	10:55:40	155	13.388
22/08/2019	10:56:29	378	13.39
22/08/2019	10:57:03	281	13.386
22/08/2019	10:59:00	570	13.388
22/08/2019	11:01:50	771	13.4
22/08/2019	11:02:54	812	13.402
22/08/2019	11:04:53	513	13.402
22/08/2019	11:05:06	154	13.402
22/08/2019	11:05:27	151	13.402
22/08/2019	11:06:23	290	13.398
22/08/2019	11:09:52	958	13.412
22/08/2019	11:10:09	149	13.41
22/08/2019	11:11:58	527	13.416
22/08/2019	11:13:28	291	13.416
22/08/2019	11:13:36	149	13.414
22/08/2019	11:14:16	153	13.41
22/08/2019	11:15:10	361	13.418
22/08/2019	11:15:52	284	13.416
22/08/2019	11:16:30	153	13.412
22/08/2019	11:16:55	294	13.41
22/08/2019	11:17:36	212	13.418
22/08/2019	11:18:10	293	13.418
22/08/2019	11:19:22	294	13.418
22/08/2019	11:19:34	198	13.416
22/08/2019	11:19:43	151	13.408
22/08/2019	11:20:16	151	13.402
22/08/2019	11:20:48	151	13.398
22/08/2019	11:21:26	151	13.394
22/08/2019	11:22:40	285	13.396
22/08/2019	11:24:04	284	13.396
22/08/2019	11:27:26	100	13.398
22/08/2019	11:27:26	518	13.398
22/08/2019	11:27:26	391	13.398
22/08/2019	11:29:25	524	13.396
22/08/2019	11:29:55	151	13.396
22/08/2019	11:30:55	278	13.4
22/08/2019	11:32:09	277	13.402

22/08/2019	11:33:03	287	13.4
22/08/2019	11:34:14	282	13.396
22/08/2019	11:34:19	151	13.394
22/08/2019	11:35:03	151	13.392
22/08/2019	11:36:12	121	13.394
22/08/2019	11:36:12	130	13.394
22/08/2019	11:36:43	151	13.392
22/08/2019	11:37:35	151	13.388
22/08/2019	11:38:00	151	13.388
22/08/2019	11:39:31	380	13.394
22/08/2019	11:40:06	151	13.394
22/08/2019	11:42:19	519	13.396
22/08/2019	11:43:23	151	13.394
22/08/2019	11:43:32	151	13.392
22/08/2019	11:44:40	152	13.388
22/08/2019	11:45:46	351	13.392
22/08/2019	11:47:35	529	13.396
22/08/2019	11:51:08	688	13.398
22/08/2019	11:52:02	25	13.398
22/08/2019	11:52:36	444	13.398
22/08/2019	11:52:36	351	13.398
22/08/2019	11:54:05	294	13.4
22/08/2019	11:54:45	280	13.398
22/08/2019	11:56:30	554	13.398
22/08/2019	11:58:42	287	13.398
22/08/2019	11:59:40	591	13.398
22/08/2019	11:59:40	416	13.396
22/08/2019	12:00:26	298	13.404
22/08/2019	12:04:29	975	13.402
22/08/2019	12:05:18	377	13.402
22/08/2019	12:05:37	172	13.402
22/08/2019	12:07:37	337	13.406
22/08/2019	12:07:37	252	13.404
22/08/2019	12:08:47	160	13.402
22/08/2019	12:08:58	151	13.402
22/08/2019	12:10:27	282	13.394
22/08/2019	12:11:07	352	13.394
22/08/2019	12:12:38	400	13.392
22/08/2019	12:12:44	203	13.392
22/08/2019	12:12:57	154	13.388
22/08/2019	12:13:33	153	13.384
22/08/2019	12:13:44	154	13.384
22/08/2019	12:15:09	492	13.39
22/08/2019	12:16:05	153	13.39
22/08/2019	12:16:35	302	13.39
22/08/2019	12:17:40	152	13.392
22/08/2019	12:17:44	153	13.388
22/08/2019	12:18:23	153	13.39

22/08/2019	12:18:55	145	13.39
22/08/2019	12:18:55	8	13.39
22/08/2019	12:20:11	345	13.4
22/08/2019	12:20:34	151	13.394
22/08/2019	12:21:25	152	13.392
22/08/2019	12:22:31	289	13.394
22/08/2019	12:22:40	152	13.394
22/08/2019	12:27:00	959	13.402
22/08/2019	12:27:00	207	13.402
22/08/2019	12:27:40	152	13.402
22/08/2019	12:29:23	510	13.404
22/08/2019	12:30:12	152	13.402
22/08/2019	12:30:21	154	13.398
22/08/2019	12:30:44	154	13.392
22/08/2019	12:32:56	731	13.4
22/08/2019	12:33:58	296	13.394
22/08/2019	12:33:59	172	13.392
22/08/2019	12:35:02	240	13.392
22/08/2019	12:35:02	150	13.392
22/08/2019	12:37:37	466	13.402
22/08/2019	12:37:37	223	13.402
22/08/2019	12:38:42	284	13.404
22/08/2019	12:40:01	284	13.41
22/08/2019	12:41:06	292	13.41
22/08/2019	12:41:24	153	13.406
22/08/2019	12:42:16	153	13.406
22/08/2019	12:44:09	540	13.406
22/08/2019	12:44:56	292	13.404
22/08/2019	12:45:59	306	13.406
22/08/2019	12:47:07	704	13.406
22/08/2019	12:47:38	299	13.404
22/08/2019	12:49:00	566	13.41
22/08/2019	12:49:57	574	13.41
22/08/2019	12:50:39	153	13.408
22/08/2019	12:52:10	114	13.416
22/08/2019	12:52:10	248	13.416
22/08/2019	12:52:10	194	13.416
22/08/2019	12:52:46	152	13.418
22/08/2019	12:53:39	298	13.418
22/08/2019	12:54:54	294	13.418
22/08/2019	12:56:00	294	13.418
22/08/2019	12:56:43	282	13.418
22/08/2019	12:59:49	535	13.42
22/08/2019	12:59:49	261	13.422
22/08/2019	13:01:01	297	13.418
22/08/2019	13:02:09	533	13.418
22/08/2019	13:05:26	895	13.422
22/08/2019	13:05:26	259	13.422

22/08/2019	13:08:10	531	13.424
22/08/2019	13:08:10	336	13.424
22/08/2019	13:09:03	232	13.422
22/08/2019	13:09:59	289	13.42
22/08/2019	13:11:01	284	13.418
22/08/2019	13:12:22	519	13.418
22/08/2019	13:13:49	429	13.424
22/08/2019	13:15:08	278	13.424
22/08/2019	13:15:08	190	13.424
22/08/2019	13:16:23	289	13.424
22/08/2019	13:16:41	152	13.424
22/08/2019	13:17:13	152	13.422
22/08/2019	13:17:37	152	13.416
22/08/2019	13:18:21	151	13.418
22/08/2019	13:19:17	289	13.416
22/08/2019	13:19:45	152	13.412
22/08/2019	13:20:16	151	13.41
22/08/2019	13:21:55	498	13.414
22/08/2019	13:23:35	591	13.42
22/08/2019	13:24:18	362	13.422
22/08/2019	13:25:00	296	13.422
22/08/2019	13:25:38	148	13.426
22/08/2019	13:25:56	148	13.424
22/08/2019	13:26:57	166	13.428
22/08/2019	13:28:02	322	13.43
22/08/2019	13:28:03	255	13.43
22/08/2019	13:28:36	148	13.428
22/08/2019	13:29:02	153	13.43
22/08/2019	13:29:32	153	13.428
22/08/2019	13:29:53	153	13.428
22/08/2019	13:30:23	149	13.426
22/08/2019	13:31:12	151	13.428
22/08/2019	13:31:29	151	13.426
22/08/2019	13:32:09	284	13.426
22/08/2019	13:32:30	151	13.42
22/08/2019	13:35:34	877	13.428
22/08/2019	13:36:16	291	13.426
22/08/2019	13:38:09	586	13.426
22/08/2019	13:40:46	649	13.43
22/08/2019	13:40:57	226	13.43
22/08/2019	13:41:26	150	13.43
22/08/2019	13:41:49	188	13.434
22/08/2019	13:43:06	526	13.438
22/08/2019	13:43:30	150	13.438
22/08/2019	13:44:20	289	13.434
22/08/2019	13:45:33	288	13.43
22/08/2019	13:45:33	204	13.43
22/08/2019	13:46:18	474	13.43

22/08/2019	13:46:20	13	13.43
22/08/2019	13:46:20	54	13.43
22/08/2019	13:48:54	689	13.442
22/08/2019	13:50:27	558	13.442
22/08/2019	13:51:05	298	13.442
22/08/2019	13:52:05	297	13.442
22/08/2019	13:52:05	152	13.442
22/08/2019	13:52:29	152	13.446
22/08/2019	13:53:17	297	13.444
22/08/2019	13:53:18	274	13.448
22/08/2019	13:54:30	149	13.452
22/08/2019	13:54:52	152	13.448
22/08/2019	13:55:03	151	13.448
22/08/2019	13:55:36	153	13.446
22/08/2019	13:56:07	10	13.44
22/08/2019	13:56:07	143	13.44
22/08/2019	13:56:22	153	13.434
22/08/2019	13:56:58	211	13.44
22/08/2019	13:57:21	153	13.44
22/08/2019	13:59:52	574	13.438
22/08/2019	13:59:52	427	13.438
22/08/2019	14:00:57	656	13.448
22/08/2019	14:01:09	158	13.444
22/08/2019	14:02:17	564	13.442
22/08/2019	14:02:17	214	13.442
22/08/2019	14:02:30	158	13.44
22/08/2019	14:03:27	564	13.438
22/08/2019	14:04:40	597	13.442
22/08/2019	14:04:43	305	13.442
22/08/2019	14:05:07	285	13.44
22/08/2019	14:08:15	1200	13.44
22/08/2019	14:08:15	185	13.44
22/08/2019	14:09:00	764	13.438
22/08/2019	14:09:58	523	13.44
22/08/2019	14:10:15	164	13.438
22/08/2019	14:10:37	152	13.436
22/08/2019	14:11:02	299	13.434
22/08/2019	14:12:11	298	13.432
22/08/2019	14:12:11	153	13.432
22/08/2019	14:13:30	556	13.432
22/08/2019	14:14:10	299	13.432
22/08/2019	14:15:21	305	13.428
22/08/2019	14:15:35	285	13.428
22/08/2019	14:15:58	153	13.426
22/08/2019	14:16:34	153	13.428
22/08/2019	14:16:59	153	13.428
22/08/2019	14:17:09	153	13.426
22/08/2019	14:18:15	298	13.426

22/08/2019	14:18:15	202	13.426
22/08/2019	14:18:54	153	13.424
22/08/2019	14:19:36	305	13.424
22/08/2019	14:20:12	300	13.424
22/08/2019	14:22:12	569	13.42
22/08/2019	14:22:12	364	13.42
22/08/2019	14:23:51	434	13.418
22/08/2019	14:23:51	259	13.418
22/08/2019	14:24:39	259	13.416
22/08/2019	14:25:05	288	13.414
22/08/2019	14:25:30	153	13.41
22/08/2019	14:26:08	297	13.408
22/08/2019	14:26:38	153	13.406
22/08/2019	14:26:45	153	13.404
22/08/2019	14:27:12	152	13.408
22/08/2019	14:27:38	153	13.406
22/08/2019	14:28:00	152	13.402
22/08/2019	14:28:18	153	13.402
22/08/2019	14:28:21	153	13.398
22/08/2019	14:29:20	305	13.396
22/08/2019	14:30:39	860	13.404
22/08/2019	14:31:16	410	13.404
22/08/2019	14:31:17	164	13.404
22/08/2019	14:32:03	362	13.404
22/08/2019	14:32:03	280	13.404
22/08/2019	14:32:39	465	13.404
22/08/2019	14:32:45	150	13.402
22/08/2019	14:33:03	151	13.398
22/08/2019	14:33:07	150	13.396
22/08/2019	14:34:06	574	13.406
22/08/2019	14:34:06	219	13.406
22/08/2019	14:34:26	287	13.408
22/08/2019	14:34:37	63	13.406
22/08/2019	14:34:37	25	13.406
22/08/2019	14:34:37	62	13.406
22/08/2019	14:34:48	150	13.406
22/08/2019	14:35:10	218	13.406
22/08/2019	14:35:10	2	13.406
22/08/2019	14:35:10	5	13.406
22/08/2019	14:35:54	238	13.408
22/08/2019	14:36:20	586	13.408
22/08/2019	14:37:06	294	13.416
22/08/2019	14:37:11	299	13.416
22/08/2019	14:37:30	279	13.416
22/08/2019	14:37:58	278	13.42
22/08/2019	14:39:41	975	13.42
22/08/2019	14:39:56	315	13.424
22/08/2019	14:39:59	151	13.422

22/08/2019	14:42:57	1526	13.432
22/08/2019	14:43:09	155	13.43
22/08/2019	14:43:28	155	13.43
22/08/2019	14:43:42	155	13.43
22/08/2019	14:44:05	155	13.426
22/08/2019	14:44:21	155	13.422
22/08/2019	14:44:30	155	13.42
22/08/2019	14:45:01	315	13.41
22/08/2019	14:45:16	158	13.402
22/08/2019	14:45:23	158	13.4
22/08/2019	14:45:39	97	13.39
22/08/2019	14:45:43	161	13.386
22/08/2019	14:45:54	158	13.382
22/08/2019	14:46:04	158	13.37
22/08/2019	14:46:25	300	13.376
22/08/2019	14:47:08	604	13.382
22/08/2019	14:47:25	103	13.384
22/08/2019	14:47:25	28	13.384
22/08/2019	14:47:28	156	13.384
22/08/2019	14:47:40	157	13.384
22/08/2019	14:47:51	158	13.38
22/08/2019	14:48:12	302	13.382
22/08/2019	14:48:21	157	13.38
22/08/2019	14:48:31	158	13.38
22/08/2019	14:48:47	158	13.378
22/08/2019	14:49:00	158	13.382
22/08/2019	14:49:10	158	13.386
22/08/2019	14:49:18	158	13.386
22/08/2019	14:49:31	158	13.386
22/08/2019	14:49:53	301	13.386
22/08/2019	14:50:01	158	13.386
22/08/2019	14:50:20	153	13.386
22/08/2019	14:50:36	273	13.388
22/08/2019	14:51:03	385	13.388
22/08/2019	14:51:17	149	13.38
22/08/2019	14:51:32	149	13.378
22/08/2019	14:51:45	161	13.378
22/08/2019	14:52:08	273	13.38
22/08/2019	14:53:32	100	13.388
22/08/2019	14:53:46	653	13.386
22/08/2019	14:53:47	488	13.386
22/08/2019	14:53:55	149	13.382
22/08/2019	14:54:47	547	13.384
22/08/2019	14:55:17	375	13.392
22/08/2019	14:55:28	154	13.39
22/08/2019	14:55:42	154	13.388
22/08/2019	14:56:40	584	13.388
22/08/2019	14:56:58	154	13.388

22/08/2019	14:57:13	153	13.384
22/08/2019	14:57:26	154	13.384
22/08/2019	14:58:34	656	13.386
22/08/2019	14:58:47	154	13.382
22/08/2019	15:00:33	200	13.388
22/08/2019	15:00:35	300	13.388
22/08/2019	15:00:35	390	13.388
22/08/2019	15:00:35	249	13.388
22/08/2019	15:01:30	256	13.382
22/08/2019	15:02:01	489	13.388
22/08/2019	15:02:22	281	13.388
22/08/2019	15:02:42	155	13.39
22/08/2019	15:02:58	155	13.386
22/08/2019	15:03:28	237	13.384
22/08/2019	15:03:50	295	13.386
22/08/2019	15:04:29	281	13.384
22/08/2019	15:04:47	281	13.386
22/08/2019	15:05:01	156	13.384
22/08/2019	15:05:22	158	13.378
22/08/2019	15:05:40	149	13.378
22/08/2019	15:05:51	159	13.376
22/08/2019	15:06:15	225	13.378
22/08/2019	15:06:45	304	13.376
22/08/2019	15:07:02	223	13.378
22/08/2019	15:07:13	158	13.376
22/08/2019	15:07:37	276	13.38
22/08/2019	15:08:04	159	13.378
22/08/2019	15:08:31	317	13.378
22/08/2019	15:08:46	191	13.382
22/08/2019	15:09:11	318	13.38
22/08/2019	15:09:56	402	13.386
22/08/2019	15:10:19	304	13.386
22/08/2019	15:11:04	284	13.39
22/08/2019	15:11:04	156	13.39
22/08/2019	15:11:21	157	13.384
22/08/2019	15:11:56	304	13.38
22/08/2019	15:12:13	157	13.386
22/08/2019	15:13:06	577	13.388
22/08/2019	15:13:35	157	13.386
22/08/2019	15:13:39	85	13.386
22/08/2019	15:14:00	200	13.39
22/08/2019	15:14:30	55	13.386
22/08/2019	15:14:30	248	13.386
22/08/2019	15:15:07	284	13.382
22/08/2019	15:15:10	155	13.382
22/08/2019	15:15:10	1	13.382
22/08/2019	15:15:54	300	13.386
22/08/2019	15:15:59	165	13.384

22/08/2019	15:17:01	271	13.382
22/08/2019	15:17:08	358	13.382
22/08/2019	15:17:28	155	13.382
22/08/2019	15:17:54	377	13.386
22/08/2019	15:18:30	82	13.38
22/08/2019	15:18:30	199	13.38
22/08/2019	15:18:46	155	13.378
22/08/2019	15:19:07	155	13.378
22/08/2019	15:19:14	155	13.376
22/08/2019	15:19:51	300	13.374
22/08/2019	15:20:06	155	13.374
22/08/2019	15:20:30	156	13.374
22/08/2019	15:21:10	288	13.374
22/08/2019	15:21:13	149	13.372
22/08/2019	15:21:16	638	13.37
22/08/2019	15:21:43	2781	13.37
22/08/2019	15:22:00	6250	13.37
22/08/2019	15:22:00	331	13.37
22/08/2019	15:22:00	227	13.37
22/08/2019	15:22:00	304	13.37
22/08/2019	15:22:00	153	13.37
22/08/2019	15:22:18	155	13.368
22/08/2019	15:22:18	154	13.368
22/08/2019	15:22:42	153	13.37
22/08/2019	15:22:42	153	13.37
22/08/2019	15:23:14	154	13.366
22/08/2019	15:23:14	46	13.366
22/08/2019	15:23:14	237	13.366
22/08/2019	15:23:24	152	13.364
22/08/2019	15:23:31	154	13.362
22/08/2019	15:23:49	151	13.364
22/08/2019	15:24:01	154	13.364
22/08/2019	15:24:01	11	13.364
22/08/2019	15:24:31	151	13.364
22/08/2019	15:24:31	299	13.364
22/08/2019	15:24:44	151	13.362
22/08/2019	15:24:48	151	13.362
22/08/2019	15:25:16	152	13.36
22/08/2019	15:25:16	152	13.36
22/08/2019	15:25:22	140	13.354
22/08/2019	15:25:22	9	13.354
22/08/2019	15:25:57	287	13.356
22/08/2019	15:26:00	290	13.354
22/08/2019	15:26:17	149	13.352
22/08/2019	15:26:22	149	13.352
22/08/2019	15:26:22	150	13.352
22/08/2019	15:26:23	48	13.352
22/08/2019	15:27:20	256	13.354

22/08/2019	15:27:20	31	13.354
22/08/2019	15:27:25	307	13.352
22/08/2019	15:27:26	224	13.352
22/08/2019	15:27:28	37	13.348
22/08/2019	15:27:52	149	13.348
22/08/2019	15:27:52	149	13.348
22/08/2019	15:28:16	150	13.348
22/08/2019	15:28:16	290	13.348
22/08/2019	15:28:28	186	13.344
22/08/2019	15:28:28	86	13.344
22/08/2019	15:28:37	208	13.344
22/08/2019	15:28:37	122	13.344
22/08/2019	15:28:39	198	13.342
22/08/2019	15:28:48	509	13.342
22/08/2019	15:28:48	362	13.338
22/08/2019	15:28:49	362	13.338
22/08/2019	15:28:49	1114	13.338
22/08/2019	15:28:51	1412	13.336
22/08/2019	15:28:51	156	13.336
22/08/2019	15:28:52	1708	13.332
22/08/2019	15:29:02	699	13.34
22/08/2019	15:29:26	1566	13.342
22/08/2019	15:29:28	695	13.34
22/08/2019	15:29:28	277	13.34
22/08/2019	15:29:47	504	13.34
22/08/2019	15:30:00	150	13.338
22/08/2019	15:30:04	1000	13.336
22/08/2019	15:30:04	75	13.336
22/08/2019	15:30:11	244	13.334
22/08/2019	15:30:18	344	13.34
22/08/2019	15:30:18	16	13.34
22/08/2019	15:30:19	1000	13.34
22/08/2019	15:30:20	6	13.34
22/08/2019	15:30:40	266	13.336
22/08/2019	15:30:42	1501	13.34
22/08/2019	15:30:42	778	13.34
22/08/2019	15:30:42	832	13.34
22/08/2019	15:30:47	264	13.34
22/08/2019	15:31:00	558	13.336
22/08/2019	15:31:01	1047	13.336
22/08/2019	15:31:01	77	13.336
22/08/2019	15:31:05	131	13.336
22/08/2019	15:31:05	591	13.336
22/08/2019	15:31:05	344	13.336
22/08/2019	15:31:21	452	13.336
22/08/2019	15:31:21	285	13.336
22/08/2019	15:31:32	170	13.334
22/08/2019	15:31:33	1119	13.334

22/08/2019	15:31:33	124	13.334
22/08/2019	15:31:33	32	13.334
22/08/2019	15:31:34	352	13.334
22/08/2019	15:31:35	553	13.334
22/08/2019	15:31:46	156	13.332
22/08/2019	15:31:52	1237	13.332
22/08/2019	15:32:01	156	13.334
22/08/2019	15:32:02	1936	13.332
22/08/2019	15:32:02	240	13.332
22/08/2019	15:32:02	390	13.332
22/08/2019	15:32:02	638	13.332
22/08/2019	15:32:02	1356	13.332
22/08/2019	15:32:15	750	13.336
22/08/2019	15:32:15	276	13.336
22/08/2019	15:32:16	334	13.332
22/08/2019	15:32:45	415	13.332
22/08/2019	15:32:45	208	13.332
22/08/2019	15:32:58	156	13.326
22/08/2019	15:33:09	155	13.322
22/08/2019	15:33:23	156	13.32
22/08/2019	15:33:33	156	13.316
22/08/2019	15:33:53	177	13.306
22/08/2019	15:33:59	195	13.308
22/08/2019	15:34:25	138	13.31
22/08/2019	15:34:37	240	13.314
22/08/2019	15:34:59	384	13.316
22/08/2019	15:35:04	194	13.316
22/08/2019	15:35:25	443	13.314
22/08/2019	15:35:27	668	13.312
22/08/2019	15:35:39	153	13.31
22/08/2019	15:36:00	317	13.31
22/08/2019	15:36:00	186	13.31
22/08/2019	15:36:14	168	13.308
22/08/2019	15:36:23	167	13.304
22/08/2019	15:36:36	336	13.306
22/08/2019	15:36:51	242	13.31
22/08/2019	15:37:24	140	13.318
22/08/2019	15:37:24	475	13.318
22/08/2019	15:37:59	615	13.326
22/08/2019	15:38:09	167	13.322
22/08/2019	15:38:18	168	13.322
22/08/2019	15:38:45	559	13.33
22/08/2019	15:39:01	317	13.328
22/08/2019	15:39:37	615	13.324
22/08/2019	15:39:53	316	13.322
22/08/2019	15:40:14	134	13.32
22/08/2019	15:40:14	148	13.32
22/08/2019	15:40:16	159	13.318

22/08/2019	15:40:42	317	13.32
22/08/2019	15:40:47	159	13.318
22/08/2019	15:41:34	524	13.326
22/08/2019	15:41:50	132	13.326
22/08/2019	15:41:50	168	13.326
22/08/2019	15:41:50	176	13.324
22/08/2019	15:42:01	159	13.324
22/08/2019	15:42:23	301	13.328
22/08/2019	15:42:42	302	13.324
22/08/2019	15:43:01	317	13.324
22/08/2019	15:43:38	208	13.328
22/08/2019	15:43:53	443	13.328
22/08/2019	15:43:54	238	13.328
22/08/2019	15:44:05	159	13.324
22/08/2019	15:44:14	159	13.318
22/08/2019	15:44:25	158	13.306
22/08/2019	15:44:38	159	13.306
22/08/2019	15:44:43	159	13.294
22/08/2019	15:44:55	39	13.298
22/08/2019	15:45:05	249	13.296
22/08/2019	15:45:05	36	13.296
22/08/2019	15:45:22	150	13.298
22/08/2019	15:45:38	286	13.298
22/08/2019	15:45:59	139	13.3
22/08/2019	15:46:20	453	13.306
22/08/2019	15:46:40	158	13.304
22/08/2019	15:46:45	150	13.302
22/08/2019	15:47:05	286	13.298
22/08/2019	15:47:17	150	13.296
22/08/2019	15:47:25	150	13.292
22/08/2019	15:47:37	150	13.292
22/08/2019	15:48:03	286	13.292
22/08/2019	15:48:41	559	13.294
22/08/2019	15:49:27	378	13.298
22/08/2019	15:49:27	181	13.298
22/08/2019	15:49:39	150	13.3
22/08/2019	15:50:21	32	13.312
22/08/2019	15:50:45	665	13.308
22/08/2019	15:51:00	66	13.314
22/08/2019	15:51:00	362	13.314
22/08/2019	15:51:10	162	13.31
22/08/2019	15:51:19	157	13.306
22/08/2019	15:51:47	280	13.304
22/08/2019	15:51:53	153	13.302
22/08/2019	15:52:10	157	13.298
22/08/2019	15:52:22	158	13.3
22/08/2019	15:52:32	157	13.298
22/08/2019	15:52:52	148	13.296

22/08/2019	15:52:53	64	13.296
22/08/2019	15:52:59	155	13.294
22/08/2019	15:53:17	158	13.294
22/08/2019	15:53:21	157	13.292
22/08/2019	15:53:36	183	13.296
22/08/2019	15:53:52	158	13.298
22/08/2019	15:55:06	156	13.308
22/08/2019	15:55:11	201	13.304
22/08/2019	15:55:13	196	13.304
22/08/2019	15:55:14	19	13.304
22/08/2019	15:55:20	520	13.302
22/08/2019	15:55:23	161	13.3
22/08/2019	15:56:19	190	13.308
22/08/2019	15:56:30	484	13.306
22/08/2019	15:56:31	241	13.306
22/08/2019	15:56:56	285	13.31
22/08/2019	15:56:56	11	13.31
22/08/2019	15:57:25	296	13.312
22/08/2019	15:57:37	250	13.312
22/08/2019	15:57:57	288	13.316
22/08/2019	15:58:15	296	13.316
22/08/2019	15:58:56	296	13.316
22/08/2019	15:58:56	110	13.318
22/08/2019	15:58:57	119	13.318
22/08/2019	15:59:07	162	13.314
22/08/2019	15:59:20	161	13.312
22/08/2019	15:59:33	162	13.306
22/08/2019	15:59:44	102	13.304
22/08/2019	15:59:44	59	13.304
22/08/2019	16:00:11	140	13.324
22/08/2019	16:00:11	197	13.324
22/08/2019	16:00:17	159	13.316
22/08/2019	16:00:31	159	13.314
22/08/2019	16:00:43	159	13.312
22/08/2019	16:00:56	287	13.314
22/08/2019	16:01:07	157	13.314
22/08/2019	16:01:15	159	13.312
22/08/2019	16:01:38	317	13.31
22/08/2019	16:01:55	302	13.308
22/08/2019	16:02:32	456	13.308
22/08/2019	16:02:33	163	13.308
22/08/2019	16:02:52	317	13.308
22/08/2019	16:03:05	159	13.308
22/08/2019	16:03:35	302	13.306
22/08/2019	16:04:16	220	13.314
22/08/2019	16:04:32	166	13.312
22/08/2019	16:04:32	30	13.312
22/08/2019	16:04:35	169	13.314

22/08/2019	16:04:41	95	13.314
22/08/2019	16:04:41	142	13.314
22/08/2019	16:05:10	763	13.314
22/08/2019	16:05:22	387	13.318
22/08/2019	16:06:06	533	13.316
22/08/2019	16:07:04	179	13.332
22/08/2019	16:07:12	62	13.334
22/08/2019	16:07:21	806	13.334
22/08/2019	16:07:41	297	13.336
22/08/2019	16:08:33	179	13.344
22/08/2019	16:08:41	555	13.344
22/08/2019	16:09:20	73	13.342
22/08/2019	16:09:46	905	13.346
22/08/2019	16:10:06	120	13.342
22/08/2019	16:10:11	229	13.342
22/08/2019	16:10:23	246	13.342
22/08/2019	16:10:38	250	13.338
22/08/2019	16:11:06	510	13.338
22/08/2019	16:11:12	152	13.336
22/08/2019	16:11:22	300	13.336
22/08/2019	16:11:50	100	13.338
22/08/2019	16:12:16	568	13.336
22/08/2019	16:12:25	303	13.336
22/08/2019	16:12:26	209	13.336
22/08/2019	16:13:10	436	13.336
22/08/2019	16:13:11	226	13.336
22/08/2019	16:13:12	170	13.336
22/08/2019	16:13:47	309	13.338
22/08/2019	16:14:09	757	13.336
22/08/2019	16:14:13	152	13.332
22/08/2019	16:14:30	284	13.332
22/08/2019	16:15:06	551	13.33
22/08/2019	16:15:06	164	13.33
22/08/2019	16:15:06	38	13.33
22/08/2019	16:15:59	152	13.334
22/08/2019	16:16:08	1006	13.336
22/08/2019	16:16:26	139	13.336
22/08/2019	16:16:26	35	13.336
22/08/2019	16:17:04	355	13.346
22/08/2019	16:17:12	159	13.346
22/08/2019	16:17:15	163	13.35
22/08/2019	16:17:18	695	13.348
22/08/2019	16:17:23	158	13.346
22/08/2019	16:17:51	337	13.348
22/08/2019	16:18:29	947	13.348
22/08/2019	16:19:05	523	13.344
22/08/2019	16:19:05	319	13.344
22/08/2019	16:19:14	169	13.344

22/08/2019	16:19:19	157	13.342
22/08/2019	16:19:19	11	13.342
22/08/2019	16:19:54	610	13.336
22/08/2019	16:20:18	648	13.334
22/08/2019	16:20:42	345	13.338
22/08/2019	16:20:42	272	13.34
22/08/2019	16:21:31	1159	13.342
22/08/2019	16:21:40	173	13.34
22/08/2019	16:21:53	345	13.338
22/08/2019	16:22:41	317	13.342
22/08/2019	16:22:43	174	13.342
22/08/2019	16:22:50	159	13.342
22/08/2019	16:22:55	159	13.342
22/08/2019	16:22:56	89	13.342
22/08/2019	16:23:10	248	13.344
22/08/2019	16:23:18	148	13.342
22/08/2019	16:23:24	167	13.342
22/08/2019	16:23:27	199	13.342
22/08/2019	16:23:30	143	13.342
22/08/2019	16:23:32	175	13.344
22/08/2019	16:23:36	367	13.344
22/08/2019	16:23:41	182	13.344
22/08/2019	16:23:43	176	13.344
22/08/2019	16:23:45	203	13.344
22/08/2019	16:23:50	169	13.346
22/08/2019	16:23:53	263	13.344
22/08/2019	16:23:55	137	13.344
22/08/2019	16:23:57	185	13.342
22/08/2019	16:24:05	449	13.344
22/08/2019	16:24:08	217	13.344
22/08/2019	16:24:09	188	13.342
22/08/2019	16:24:33	1154	13.342
22/08/2019	16:24:40	750	13.344
22/08/2019	16:24:40	2	13.344
22/08/2019	16:24:41	151	13.342
22/08/2019	16:24:46	187	13.342
22/08/2019	16:24:49	151	13.342
22/08/2019	16:24:52	174	13.342
22/08/2019	16:24:54	151	13.34
22/08/2019	16:24:56	170	13.34
22/08/2019	16:24:57	195	13.338
22/08/2019	16:24:59	171	13.336
23/08/2019	08:00:46	149	13.346
23/08/2019	08:01:32	679	13.336
23/08/2019	08:01:32	162	13.336
23/08/2019	08:01:33	176	13.34
23/08/2019	08:01:34	114	13.338
23/08/2019	08:01:49	154	13.338

23/08/2019	08:01:51	165	13.34
23/08/2019	08:02:13	354	13.344
23/08/2019	08:02:32	230	13.344
23/08/2019	08:02:52	220	13.346
23/08/2019	08:03:10	148	13.354
23/08/2019	08:03:16	169	13.352
23/08/2019	08:03:22	213	13.348
23/08/2019	08:03:39	624	13.348
23/08/2019	08:03:45	179	13.348
23/08/2019	08:03:51	353	13.348
23/08/2019	08:04:13	179	13.346
23/08/2019	08:05:14	213	13.346
23/08/2019	08:05:14	6	13.346
23/08/2019	08:05:32	633	13.34
23/08/2019	08:05:32	31	13.34
23/08/2019	08:06:31	691	13.326
23/08/2019	08:06:37	691	13.326
23/08/2019	08:06:37	898	13.326
23/08/2019	08:07:06	40	13.338
23/08/2019	08:07:06	266	13.338
23/08/2019	08:07:44	167	13.338
23/08/2019	08:08:01	508	13.34
23/08/2019	08:09:00	897	13.348
23/08/2019	08:09:08	501	13.346
23/08/2019	08:10:03	263	13.35
23/08/2019	08:10:03	202	13.35
23/08/2019	08:10:29	552	13.348
23/08/2019	08:10:40	291	13.344
23/08/2019	08:11:57	92	13.346
23/08/2019	08:12:01	346	13.342
23/08/2019	08:12:35	173	13.34
23/08/2019	08:12:44	437	13.338
23/08/2019	08:13:44	30	13.338
23/08/2019	08:13:46	132	13.338
23/08/2019	08:13:54	179	13.336
23/08/2019	08:14:26	297	13.34
23/08/2019	08:14:55	164	13.338
23/08/2019	08:15:08	456	13.344
23/08/2019	08:15:09	207	13.344
23/08/2019	08:15:54	183	13.34
23/08/2019	08:16:09	159	13.338
23/08/2019	08:17:20	217	13.34
23/08/2019	08:17:48	324	13.338
23/08/2019	08:18:06	195	13.336
23/08/2019	08:18:27	151	13.336
23/08/2019	08:18:59	257	13.334
23/08/2019	08:19:00	334	13.334
23/08/2019	08:19:55	224	13.332

23/08/2019	08:19:56	219	13.33
23/08/2019	08:19:56	471	13.33
23/08/2019	08:19:56	187	13.328
23/08/2019	08:20:18	200	13.338
23/08/2019	08:21:23	378	13.34
23/08/2019	08:21:23	219	13.34
23/08/2019	08:21:40	240	13.342
23/08/2019	08:22:11	241	13.344
23/08/2019	08:22:28	179	13.338
23/08/2019	08:23:23	159	13.34
23/08/2019	08:26:46	681	13.352
23/08/2019	08:26:46	312	13.35
23/08/2019	08:28:41	156	13.348
23/08/2019	08:29:00	335	13.346
23/08/2019	08:30:02	234	13.344
23/08/2019	08:30:07	263	13.342
23/08/2019	08:30:23	437	13.338
23/08/2019	08:30:47	373	13.332
23/08/2019	08:32:29	519	13.34
23/08/2019	08:32:29	383	13.34
23/08/2019	08:33:16	352	13.336
23/08/2019	08:34:35	153	13.334
23/08/2019	08:34:39	178	13.33
23/08/2019	08:34:51	402	13.328
23/08/2019	08:34:51	158	13.328
23/08/2019	08:36:11	268	13.322
23/08/2019	08:36:15	220	13.322
23/08/2019	08:37:48	300	13.324
23/08/2019	08:37:55	458	13.324
23/08/2019	08:37:59	491	13.322
23/08/2019	08:38:39	182	13.318
23/08/2019	08:38:50	188	13.314
23/08/2019	08:39:05	590	13.312
23/08/2019	08:39:05	310	13.312
23/08/2019	08:39:05	162	13.312
23/08/2019	08:39:59	138	13.314
23/08/2019	08:39:59	134	13.314
23/08/2019	08:40:08	301	13.31
23/08/2019	08:40:08	197	13.308
23/08/2019	08:40:20	483	13.308
23/08/2019	08:41:04	262	13.308
23/08/2019	08:41:16	151	13.306
23/08/2019	08:42:12	288	13.31
23/08/2019	08:42:19	199	13.306
23/08/2019	08:45:21	397	13.308
23/08/2019	08:46:50	153	13.306
23/08/2019	08:47:02	460	13.308
23/08/2019	08:47:56	155	13.306

23/08/2019	08:49:37	503	13.324
23/08/2019	08:49:45	182	13.318
23/08/2019	08:50:12	269	13.32
23/08/2019	08:51:36	259	13.324
23/08/2019	08:52:46	154	13.322
23/08/2019	08:54:00	323	13.316
23/08/2019	08:54:07	198	13.314
23/08/2019	08:56:36	168	13.318
23/08/2019	08:58:46	322	13.318
23/08/2019	08:58:46	344	13.318
23/08/2019	08:58:46	620	13.318
23/08/2019	09:00:18	194	13.318
23/08/2019	09:00:51	175	13.31
23/08/2019	09:00:53	369	13.308
23/08/2019	09:01:02	140	13.314
23/08/2019	09:01:45	164	13.308
23/08/2019	09:02:54	193	13.308
23/08/2019	09:02:54	88	13.308
23/08/2019	09:02:54	88	13.308
23/08/2019	09:02:54	35	13.308
23/08/2019	09:02:56	198	13.306
23/08/2019	09:04:25	207	13.316
23/08/2019	09:04:45	192	13.326
23/08/2019	09:04:47	451	13.324
23/08/2019	09:05:19	209	13.326
23/08/2019	09:06:56	279	13.326
23/08/2019	09:06:56	214	13.326
23/08/2019	09:07:18	348	13.324
23/08/2019	09:07:18	265	13.324
23/08/2019	09:08:18	175	13.324
23/08/2019	09:08:44	157	13.314
23/08/2019	09:09:55	540	13.31
23/08/2019	09:09:55	274	13.31
23/08/2019	09:10:36	191	13.314
23/08/2019	09:10:37	286	13.314
23/08/2019	09:10:37	605	13.314
23/08/2019	09:10:37	175	13.314
23/08/2019	09:10:37	11	13.314
23/08/2019	09:11:02	259	13.312
23/08/2019	09:11:03	150	13.312
23/08/2019	09:11:13	254	13.314
23/08/2019	09:11:14	167	13.314
23/08/2019	09:12:58	976	13.328
23/08/2019	09:12:58	317	13.328
23/08/2019	09:17:38	178	13.332
23/08/2019	09:17:40	504	13.332
23/08/2019	09:19:49	820	13.342
23/08/2019	09:19:49	673	13.342

23/08/2019	09:19:49	204	13.342
23/08/2019	09:20:31	168	13.34
23/08/2019	09:21:02	174	13.34
23/08/2019	09:22:16	642	13.342
23/08/2019	09:22:49	156	13.342
23/08/2019	09:23:47	217	13.332
23/08/2019	09:25:08	1565	13.328
23/08/2019	09:27:04	326	13.328
23/08/2019	09:29:43	378	13.334
23/08/2019	09:30:57	856	13.344
23/08/2019	09:32:10	1066	13.346
23/08/2019	09:34:22	2268	13.346
23/08/2019	09:34:22	921	13.346
23/08/2019	09:34:52	1761	13.34
23/08/2019	09:36:06	512	13.348
23/08/2019	09:38:41	665	13.354
23/08/2019	09:38:42	358	13.354
23/08/2019	09:40:49	152	13.346
23/08/2019	09:41:31	207	13.344
23/08/2019	09:43:41	583	13.36
23/08/2019	09:43:41	533	13.36
23/08/2019	09:43:55	163	13.358
23/08/2019	09:45:41	564	13.36
23/08/2019	09:45:41	337	13.36
23/08/2019	09:47:55	700	13.362
23/08/2019	09:47:55	553	13.362
23/08/2019	09:48:24	188	13.36
23/08/2019	09:50:01	367	13.352
23/08/2019	09:50:37	154	13.35
23/08/2019	09:50:38	192	13.348
23/08/2019	09:50:39	233	13.348
23/08/2019	09:51:25	470	13.344
23/08/2019	09:56:03	503	13.358
23/08/2019	09:56:24	372	13.352
23/08/2019	09:56:28	304	13.352
23/08/2019	09:58:33	414	13.358
23/08/2019	09:59:16	448	13.358
23/08/2019	09:59:40	414	13.356
23/08/2019	09:59:40	197	13.356
23/08/2019	10:01:26	290	13.356
23/08/2019	10:01:40	392	13.356
23/08/2019	10:01:52	170	13.356
23/08/2019	10:02:42	149	13.356
23/08/2019	10:03:36	171	13.348
23/08/2019	10:04:42	332	13.338
23/08/2019	10:04:43	340	13.338
23/08/2019	10:06:26	385	13.338
23/08/2019	10:06:26	229	13.338

23/08/2019	10:07:08	240	13.34
23/08/2019	10:08:09	240	13.346
23/08/2019	10:08:56	219	13.348
23/08/2019	10:11:28	181	13.352
23/08/2019	10:12:22	139	13.348
23/08/2019	10:14:19	188	13.348
23/08/2019	10:14:19	22	13.348
23/08/2019	10:14:19	99	13.346
23/08/2019	10:14:19	54	13.348
23/08/2019	10:15:23	171	13.35
23/08/2019	10:20:26	230	13.346
23/08/2019	10:23:23	150	13.35
23/08/2019	10:23:23	216	13.35
23/08/2019	10:25:42	416	13.35
23/08/2019	10:26:41	199	13.348
23/08/2019	10:27:26	417	13.342
23/08/2019	10:27:27	157	13.34
23/08/2019	10:28:28	196	13.332
23/08/2019	10:31:28	154	13.33
23/08/2019	10:32:18	522	13.334
23/08/2019	10:33:30	169	13.334
23/08/2019	10:33:31	163	13.334
23/08/2019	10:35:07	370	13.344
23/08/2019	10:35:16	760	13.342
23/08/2019	10:35:26	191	13.342
23/08/2019	10:36:54	300	13.336
23/08/2019	10:37:38	187	13.336
23/08/2019	10:37:38	196	13.336
23/08/2019	10:40:04	364	13.336
23/08/2019	10:41:00	178	13.334
23/08/2019	10:41:58	300	13.338
23/08/2019	10:46:13	294	13.332
23/08/2019	10:46:13	342	13.33
23/08/2019	10:49:39	204	13.322
23/08/2019	10:49:49	617	13.322
23/08/2019	10:50:00	785	13.316
23/08/2019	10:50:29	156	13.312
23/08/2019	10:50:39	331	13.314
23/08/2019	10:50:55	190	13.316
23/08/2019	10:51:08	173	13.32
23/08/2019	10:51:30	193	13.32
23/08/2019	10:51:45	173	13.32
23/08/2019	10:51:54	150	13.316
23/08/2019	10:52:19	182	13.312
23/08/2019	10:52:27	171	13.316
23/08/2019	10:53:01	200	13.32
23/08/2019	10:53:05	162	13.32
23/08/2019	10:53:54	817	13.322

23/08/2019	10:53:54	144	13.322
23/08/2019	10:53:54	224	13.322
23/08/2019	10:53:55	252	13.322
23/08/2019	10:54:33	164	13.326
23/08/2019	10:55:30	405	13.334
23/08/2019	10:55:42	477	13.336
23/08/2019	10:56:13	177	13.334
23/08/2019	10:56:23	152	13.328
23/08/2019	10:57:02	338	13.322
23/08/2019	10:57:52	255	13.314
23/08/2019	10:58:12	259	13.314
23/08/2019	10:58:29	211	13.32
23/08/2019	10:58:30	321	13.32
23/08/2019	10:58:30	3	13.32
23/08/2019	10:58:30	717	13.32
23/08/2019	10:58:31	137	13.32
23/08/2019	10:59:00	186	13.32
23/08/2019	10:59:24	207	13.314
23/08/2019	10:59:34	163	13.314
23/08/2019	11:00:02	291	13.31
23/08/2019	11:01:38	421	13.314
23/08/2019	11:02:55	136	13.312
23/08/2019	11:03:05	211	13.312
23/08/2019	11:03:43	148	13.312
23/08/2019	11:03:58	169	13.316
23/08/2019	11:04:28	245	13.312
23/08/2019	11:05:50	166	13.314
23/08/2019	11:07:03	251	13.322
23/08/2019	11:08:46	136	13.324
23/08/2019	11:10:10	157	13.324
23/08/2019	11:10:41	146	13.322
23/08/2019	11:11:55	258	13.314
23/08/2019	11:13:29	177	13.316
23/08/2019	11:13:29	478	13.316
23/08/2019	11:14:05	567	13.318
23/08/2019	11:16:14	289	13.312
23/08/2019	11:17:55	182	13.312
23/08/2019	11:18:00	213	13.308
23/08/2019	11:18:12	316	13.308
23/08/2019	11:18:50	267	13.304
23/08/2019	11:20:16	247	13.306
23/08/2019	11:20:41	147	13.306
23/08/2019	11:21:17	142	13.304
23/08/2019	11:23:09	380	13.308
23/08/2019	11:23:27	479	13.306
23/08/2019	11:24:29	286	13.31
23/08/2019	11:25:14	197	13.306
23/08/2019	11:26:30	180	13.304

23/08/2019	11:26:34	170	13.308
23/08/2019	11:28:08	331	13.31
23/08/2019	11:28:13	307	13.308
23/08/2019	11:31:02	196	13.306
23/08/2019	11:31:19	172	13.308
23/08/2019	11:31:55	142	13.308
23/08/2019	11:33:46	264	13.308
23/08/2019	11:34:07	163	13.306
23/08/2019	11:34:59	176	13.308
23/08/2019	11:36:38	153	13.306
23/08/2019	11:36:40	153	13.304
23/08/2019	11:36:53	425	13.306
23/08/2019	11:37:05	680	13.3
23/08/2019	11:37:05	656	13.3
23/08/2019	11:37:16	784	13.3
23/08/2019	11:37:17	409	13.3
23/08/2019	11:37:35	331	13.302
23/08/2019	11:37:46	686	13.3
23/08/2019	11:38:01	206	13.298
23/08/2019	11:38:50	266	13.294
23/08/2019	11:39:10	220	13.298
23/08/2019	11:40:01	607	13.308
23/08/2019	11:40:54	146	13.31
23/08/2019	11:43:36	195	13.308
23/08/2019	11:45:22	166	13.306
23/08/2019	11:46:04	254	13.31
23/08/2019	11:48:32	319	13.314
23/08/2019	11:49:18	168	13.322
23/08/2019	11:50:08	528	13.322
23/08/2019	11:51:12	150	13.318
23/08/2019	11:52:33	294	13.318
23/08/2019	11:54:18	265	13.318
23/08/2019	11:54:18	211	13.318
23/08/2019	11:55:03	253	13.316
23/08/2019	11:56:17	208	13.318
23/08/2019	11:56:17	124	13.318
23/08/2019	11:58:30	266	13.312
23/08/2019	11:59:33	389	13.316
23/08/2019	12:01:13	136	13.316
23/08/2019	12:01:34	164	13.32
23/08/2019	12:02:05	209	13.328
23/08/2019	12:03:04	196	13.326
23/08/2019	12:03:27	176	13.328
23/08/2019	12:06:36	309	13.326
23/08/2019	12:07:28	341	13.326
23/08/2019	12:08:15	172	13.324
23/08/2019	12:10:45	156	13.326
23/08/2019	12:12:18	339	13.32

23/08/2019	12:13:02	279	13.32
23/08/2019	12:14:25	225	13.32
23/08/2019	12:15:31	232	13.32
23/08/2019	12:15:51	175	13.318
23/08/2019	12:16:31	167	13.318
23/08/2019	12:19:39	256	13.322
23/08/2019	12:19:59	196	13.32
23/08/2019	12:22:01	300	13.316
23/08/2019	12:24:28	402	13.32
23/08/2019	12:26:37	631	13.326
23/08/2019	12:26:37	459	13.326
23/08/2019	12:27:27	159	13.322
23/08/2019	12:28:44	284	13.322
23/08/2019	12:29:37	224	13.322
23/08/2019	12:31:18	251	13.32
23/08/2019	12:31:33	198	13.316
23/08/2019	12:32:01	398	13.314
23/08/2019	12:32:16	159	13.312
23/08/2019	12:32:17	65	13.312
23/08/2019	12:33:43	216	13.312
23/08/2019	12:34:15	184	13.304
23/08/2019	12:34:26	178	13.302
23/08/2019	12:34:27	196	13.3
23/08/2019	12:34:27	185	13.3
23/08/2019	12:34:27	449	13.3
23/08/2019	12:34:42	198	13.298
23/08/2019	12:34:57	201	13.296
23/08/2019	12:35:09	289	13.298
23/08/2019	12:35:21	211	13.298
23/08/2019	12:35:46	249	13.3
23/08/2019	12:36:04	166	13.3
23/08/2019	12:37:29	291	13.296
23/08/2019	12:37:39	180	13.296
23/08/2019	12:37:46	250	13.288
23/08/2019	12:38:08	1274	13.286
23/08/2019	12:38:08	1227	13.286
23/08/2019	12:38:08	300	13.286
23/08/2019	12:38:46	1649	13.284
23/08/2019	12:38:48	698	13.286
23/08/2019	12:38:48	275	13.286
23/08/2019	12:40:17	237	13.288
23/08/2019	12:42:25	173	13.304
23/08/2019	12:43:35	190	13.312
23/08/2019	12:43:35	171	13.312
23/08/2019	12:43:40	171	13.312
23/08/2019	12:44:50	152	13.304
23/08/2019	12:46:04	311	13.304
23/08/2019	12:46:21	366	13.304

23/08/2019	12:48:25	264	13.308
23/08/2019	12:49:22	388	13.312
23/08/2019	12:49:52	280	13.31
23/08/2019	12:49:53	175	13.306
23/08/2019	12:50:20	238	13.318
23/08/2019	12:50:31	500	13.314
23/08/2019	12:50:54	110	13.318
23/08/2019	12:51:08	44	13.32
23/08/2019	12:51:08	765	13.32
23/08/2019	12:51:08	399	13.32
23/08/2019	12:51:09	290	13.322
23/08/2019	12:51:10	177	13.322
23/08/2019	12:51:32	577	13.32
23/08/2019	12:51:32	519	13.32
23/08/2019	12:51:32	273	13.32
23/08/2019	12:51:32	555	13.32
23/08/2019	12:52:24	178	13.318
23/08/2019	12:54:07	205	13.314
23/08/2019	12:58:27	938	13.326
23/08/2019	12:58:35	88	13.322
23/08/2019	12:58:35	96	13.322
23/08/2019	12:59:49	168	13.326
23/08/2019	13:00:11	158	13.326
23/08/2019	13:00:35	208	13.316
23/08/2019	13:00:38	158	13.3
23/08/2019	13:00:41	433	13.292
23/08/2019	13:00:41	162	13.292
23/08/2019	13:00:44	317	13.276
23/08/2019	13:00:45	148	13.28
23/08/2019	13:00:45	44	13.28
23/08/2019	13:00:48	169	13.28
23/08/2019	13:00:48	38	13.28
23/08/2019	13:00:50	310	13.276
23/08/2019	13:00:52	308	13.274
23/08/2019	13:00:53	230	13.27
23/08/2019	13:00:54	205	13.266
23/08/2019	13:00:56	165	13.268
23/08/2019	13:00:58	171	13.268
23/08/2019	13:00:58	35	13.268
23/08/2019	13:01:21	151	13.276
23/08/2019	13:01:51	151	13.274
23/08/2019	13:02:02	150	13.25
23/08/2019	13:02:04	13	13.246
23/08/2019	13:02:13	151	13.24
23/08/2019	13:02:52	151	13.246
23/08/2019	13:03:02	151	13.24
23/08/2019	13:03:27	151	13.232
23/08/2019	13:04:18	235	13.214

23/08/2019	13:04:18	152	13.214
23/08/2019	13:04:30	151	13.206
23/08/2019	13:05:03	169	13.218
23/08/2019	13:05:24	151	13.208
23/08/2019	13:05:34	151	13.208
23/08/2019	13:06:03	153	13.208
23/08/2019	13:06:55	152	13.21
23/08/2019	13:07:00	253	13.222
23/08/2019	13:07:26	154	13.226
23/08/2019	13:08:00	151	13.236
23/08/2019	13:08:00	153	13.236
23/08/2019	13:08:37	172	13.23
23/08/2019	13:09:27	151	13.222
23/08/2019	13:09:27	153	13.22
23/08/2019	13:09:40	153	13.212
23/08/2019	13:10:40	215	13.208
23/08/2019	13:11:01	152	13.204
23/08/2019	13:11:33	169	13.212
23/08/2019	13:11:33	210	13.212
23/08/2019	13:12:05	152	13.206
23/08/2019	13:12:57	293	13.192
23/08/2019	13:13:17	151	13.188
23/08/2019	13:13:31	152	13.192
23/08/2019	13:13:53	152	13.172
23/08/2019	13:14:24	152	13.176
23/08/2019	13:15:00	151	13.172
23/08/2019	13:15:00	189	13.172
23/08/2019	13:15:40	154	13.166
23/08/2019	13:16:55	283	13.178
23/08/2019	13:17:24	151	13.172
23/08/2019	13:17:24	152	13.172
23/08/2019	13:18:02	151	13.176
23/08/2019	13:18:38	152	13.172
23/08/2019	13:19:34	152	13.172
23/08/2019	13:19:34	151	13.172
23/08/2019	13:19:50	152	13.172
23/08/2019	13:20:46	295	13.166
23/08/2019	13:21:12	154	13.156
23/08/2019	13:21:25	151	13.16
23/08/2019	13:22:45	296	13.16
23/08/2019	13:22:45	200	13.158
23/08/2019	13:22:56	152	13.156
23/08/2019	13:23:16	153	13.158
23/08/2019	13:23:57	171	13.162
23/08/2019	13:24:32	296	13.156
23/08/2019	13:24:57	152	13.156
23/08/2019	13:24:57	154	13.156
23/08/2019	13:25:23	153	13.148

23/08/2019	13:26:35	152	13.13
23/08/2019	13:26:35	302	13.13
23/08/2019	13:26:55	154	13.124
23/08/2019	13:27:03	154	13.126
23/08/2019	13:27:35	154	13.128
23/08/2019	13:27:49	153	13.126
23/08/2019	13:27:58	83	13.116
23/08/2019	13:28:22	154	13.118
23/08/2019	13:28:39	154	13.118
23/08/2019	13:29:40	302	13.118
23/08/2019	13:29:40	152	13.118
23/08/2019	13:30:26	324	13.146
23/08/2019	13:30:50	156	13.138
23/08/2019	13:31:00	152	13.134
23/08/2019	13:31:57	330	13.13
23/08/2019	13:32:18	156	13.112
23/08/2019	13:32:54	152	13.122
23/08/2019	13:32:54	148	13.122
23/08/2019	13:33:42	265	13.128
23/08/2019	13:34:20	156	13.122
23/08/2019	13:35:09	296	13.132
23/08/2019	13:35:09	185	13.132
23/08/2019	13:36:07	296	13.134
23/08/2019	13:36:20	154	13.132
23/08/2019	13:36:45	152	13.132
23/08/2019	13:37:29	154	13.132
23/08/2019	13:37:29	157	13.132
23/08/2019	13:38:12	212	13.142
23/08/2019	13:39:16	364	13.15
23/08/2019	13:40:23	305	13.158
23/08/2019	13:40:44	495	13.156
23/08/2019	13:41:19	153	13.154
23/08/2019	13:41:36	75	13.154
23/08/2019	13:41:44	154	13.152
23/08/2019	13:42:04	153	13.164
23/08/2019	13:42:30	153	13.168
23/08/2019	13:43:10	154	13.166
23/08/2019	13:43:17	153	13.164
23/08/2019	13:43:33	151	13.164
23/08/2019	13:43:39	153	13.164
23/08/2019	13:44:10	153	13.164
23/08/2019	13:44:35	153	13.152
23/08/2019	13:44:35	152	13.152
23/08/2019	13:45:37	130	13.154
23/08/2019	13:45:38	301	13.152
23/08/2019	13:45:46	118	13.148
23/08/2019	13:45:58	66	13.144
23/08/2019	13:48:02	73	13.166

23/08/2019	13:48:02	44	13.166
23/08/2019	13:48:14	285	13.166
23/08/2019	13:48:14	407	13.166
23/08/2019	13:49:38	152	13.172
23/08/2019	13:50:00	303	13.174
23/08/2019	13:50:46	942	13.17
23/08/2019	13:50:46	30	13.17
23/08/2019	13:52:04	276	13.174
23/08/2019	13:53:11	957	13.176
23/08/2019	13:53:11	327	13.176
23/08/2019	13:53:44	151	13.174
23/08/2019	13:53:44	153	13.174
23/08/2019	13:54:20	299	13.174
23/08/2019	13:54:54	152	13.17
23/08/2019	13:54:54	152	13.17
23/08/2019	13:55:33	376	13.196
23/08/2019	13:55:56	156	13.188
23/08/2019	13:56:15	152	13.182
23/08/2019	13:56:34	195	13.188
23/08/2019	13:56:51	156	13.186
23/08/2019	13:57:22	156	13.186
23/08/2019	13:57:34	152	13.182
23/08/2019	13:57:35	155	13.182
23/08/2019	13:58:43	390	13.184
23/08/2019	13:59:44	152	13.184
23/08/2019	14:00:05	573	13.192
23/08/2019	14:00:34	152	13.186
23/08/2019	14:00:34	216	13.186
23/08/2019	14:00:50	288	13.182
23/08/2019	14:01:12	152	13.184
23/08/2019	14:01:54	516	13.18
23/08/2019	14:02:15	153	13.18
23/08/2019	14:02:15	308	13.18
23/08/2019	14:02:50	321	13.178
23/08/2019	14:03:23	152	13.178
23/08/2019	14:03:23	300	13.178
23/08/2019	14:03:25	204	13.176
23/08/2019	14:03:53	153	13.166
23/08/2019	14:03:53	289	13.166
23/08/2019	14:04:10	160	13.17
23/08/2019	14:04:35	322	13.172
23/08/2019	14:05:21	252	13.184
23/08/2019	14:05:38	432	13.182
23/08/2019	14:06:17	340	13.184
23/08/2019	14:07:45	637	13.188
23/08/2019	14:07:45	283	13.188
23/08/2019	14:07:45	362	13.188
23/08/2019	14:08:13	159	13.186

23/08/2019	14:08:13	151	13.186
23/08/2019	14:09:27	598	13.186
23/08/2019	14:09:27	151	13.186
23/08/2019	14:10:24	151	13.188
23/08/2019	14:10:24	411	13.186
23/08/2019	14:11:47	320	13.196
23/08/2019	14:11:47	152	13.196
23/08/2019	14:12:15	530	13.194
23/08/2019	14:12:15	188	13.196
23/08/2019	14:12:53	154	13.19
23/08/2019	14:13:26	296	13.19
23/08/2019	14:13:29	151	13.188
23/08/2019	14:14:02	155	13.182
23/08/2019	14:14:13	154	13.18
23/08/2019	14:14:34	152	13.176
23/08/2019	14:14:34	155	13.176
23/08/2019	14:15:30	59	13.172
23/08/2019	14:15:38	344	13.174
23/08/2019	14:16:00	151	13.174
23/08/2019	14:16:00	153	13.174
23/08/2019	14:16:20	153	13.166
23/08/2019	14:17:09	299	13.17
23/08/2019	14:17:37	185	13.174
23/08/2019	14:17:37	243	13.174
23/08/2019	14:18:04	153	13.174
23/08/2019	14:18:42	299	13.17
23/08/2019	14:18:52	151	13.174
23/08/2019	14:19:55	160	13.174
23/08/2019	14:21:51	302	13.186
23/08/2019	14:22:04	220	13.186
23/08/2019	14:22:04	67	13.186
23/08/2019	14:22:49	151	13.186
23/08/2019	14:23:58	720	13.186
23/08/2019	14:23:58	30	13.186
23/08/2019	14:23:58	385	13.186
23/08/2019	14:23:59	39	13.186
23/08/2019	14:24:39	670	13.184
23/08/2019	14:24:41	151	13.184
23/08/2019	14:24:41	322	13.184
23/08/2019	14:26:28	140	13.192
23/08/2019	14:26:44	700	13.19
23/08/2019	14:26:44	151	13.19
23/08/2019	14:27:06	247	13.192
23/08/2019	14:27:16	161	13.192
23/08/2019	14:27:16	24	13.192
23/08/2019	14:27:50	389	13.2
23/08/2019	14:29:07	276	13.21
23/08/2019	14:29:07	614	13.21

23/08/2019	14:30:06	295	13.208
23/08/2019	14:30:06	216	13.206
23/08/2019	14:30:11	151	13.204
23/08/2019	14:30:17	161	13.206
23/08/2019	14:30:35	162	13.2
23/08/2019	14:31:17	373	13.198
23/08/2019	14:31:28	272	13.198
23/08/2019	14:31:28	286	13.198
23/08/2019	14:31:28	161	13.198
23/08/2019	14:31:46	161	13.196
23/08/2019	14:31:52	162	13.194
23/08/2019	14:32:04	161	13.182
23/08/2019	14:32:31	296	13.184
23/08/2019	14:32:35	152	13.182
23/08/2019	14:33:18	591	13.222
23/08/2019	14:33:18	127	13.222
23/08/2019	14:33:18	82	13.222
23/08/2019	14:33:23	161	13.22
23/08/2019	14:33:38	216	13.23
23/08/2019	14:33:57	170	13.232
23/08/2019	14:33:57	242	13.23
23/08/2019	14:34:15	161	13.228
23/08/2019	14:34:21	161	13.23
23/08/2019	14:34:41	152	13.226
23/08/2019	14:34:41	296	13.226
23/08/2019	14:35:01	161	13.224
23/08/2019	14:35:13	151	13.226
23/08/2019	14:35:21	151	13.228
23/08/2019	14:35:51	300	13.226
23/08/2019	14:35:51	185	13.226
23/08/2019	14:36:22	281	13.228
23/08/2019	14:36:22	151	13.228
23/08/2019	14:36:29	158	13.224
23/08/2019	14:36:45	158	13.218
23/08/2019	14:37:44	564	13.214
23/08/2019	14:37:44	282	13.214
23/08/2019	14:38:01	293	13.214
23/08/2019	14:38:18	158	13.212
23/08/2019	14:38:32	158	13.21
23/08/2019	14:38:37	140	13.21
23/08/2019	14:38:46	158	13.214
23/08/2019	14:39:06	273	13.214
23/08/2019	14:39:35	313	13.216
23/08/2019	14:39:45	151	13.214
23/08/2019	14:39:45	158	13.214
23/08/2019	14:40:13	153	13.22
23/08/2019	14:40:15	153	13.22
23/08/2019	14:40:29	131	13.23

23/08/2019	14:40:29	116	13.23
23/08/2019	14:41:30	153	13.224
23/08/2019	14:41:30	435	13.224
23/08/2019	14:42:49	205	13.232
23/08/2019	14:42:49	562	13.232
23/08/2019	14:42:49	203	13.232
23/08/2019	14:43:06	151	13.23
23/08/2019	14:43:20	151	13.226
23/08/2019	14:43:34	151	13.224
23/08/2019	14:43:54	151	13.224
23/08/2019	14:43:54	151	13.224
23/08/2019	14:44:17	151	13.232
23/08/2019	14:45:08	390	13.238
23/08/2019	14:45:09	182	13.238
23/08/2019	14:45:12	187	13.236
23/08/2019	14:45:19	154	13.234
23/08/2019	14:45:35	154	13.23
23/08/2019	14:45:44	154	13.23
23/08/2019	14:45:44	153	13.23
23/08/2019	14:45:56	292	13.226
23/08/2019	14:46:28	153	13.228
23/08/2019	14:46:32	235	13.224
23/08/2019	14:46:32	65	13.224
23/08/2019	14:46:33	269	13.224
23/08/2019	14:46:45	154	13.222
23/08/2019	14:47:06	292	13.218
23/08/2019	14:47:11	153	13.216
23/08/2019	14:47:11	154	13.216
23/08/2019	14:47:32	153	13.22
23/08/2019	14:47:32	292	13.22
23/08/2019	14:48:41	600	13.214
23/08/2019	14:48:41	281	13.214
23/08/2019	14:48:41	238	13.214
23/08/2019	14:48:41	254	13.212
23/08/2019	14:48:59	230	13.212
23/08/2019	14:49:24	153	13.208
23/08/2019	14:49:24	300	13.208
23/08/2019	14:49:27	162	13.204
23/08/2019	14:49:47	292	13.202
23/08/2019	14:50:00	54	13.2
23/08/2019	14:50:00	99	13.2
23/08/2019	14:50:00	154	13.2
23/08/2019	14:50:11	151	13.194
23/08/2019	14:50:32	298	13.194
23/08/2019	14:50:37	153	13.2
23/08/2019	14:52:07	500	13.222
23/08/2019	14:52:16	140	13.222
23/08/2019	14:52:20	143	13.222

23/08/2019	14:52:20	742	13.222
23/08/2019	14:52:31	88	13.218
23/08/2019	14:52:31	73	13.218
23/08/2019	14:52:53	151	13.216
23/08/2019	14:52:53	298	13.216
23/08/2019	14:53:34	153	13.22
23/08/2019	14:53:34	41	13.22
23/08/2019	14:53:34	259	13.22
23/08/2019	14:53:35	284	13.22
23/08/2019	14:54:37	210	13.23
23/08/2019	14:54:37	558	13.23
23/08/2019	14:54:37	162	13.23
23/08/2019	14:54:47	161	13.228
23/08/2019	14:55:18	298	13.226
23/08/2019	14:57:13	454	13.25
23/08/2019	14:57:13	413	13.25
23/08/2019	14:57:13	528	13.25
23/08/2019	14:57:13	194	13.25
23/08/2019	14:57:23	152	13.246
23/08/2019	14:58:06	153	13.246
23/08/2019	14:58:19	359	13.246
23/08/2019	14:58:20	219	13.246
23/08/2019	14:58:44	152	13.24
23/08/2019	14:59:15	200	13.244
23/08/2019	14:59:15	216	13.244
23/08/2019	14:59:31	152	13.244
23/08/2019	15:00:01	281	13.244
23/08/2019	15:00:01	216	13.244
23/08/2019	15:00:07	156	13.236
23/08/2019	15:00:36	261	13.266
23/08/2019	15:00:52	155	13.256
23/08/2019	15:00:56	152	13.25
23/08/2019	15:01:07	155	13.24
23/08/2019	15:01:46	313	13.25
23/08/2019	15:01:54	151	13.248
23/08/2019	15:01:54	152	13.248
23/08/2019	15:02:18	213	13.282
23/08/2019	15:02:35	155	13.276
23/08/2019	15:02:51	102	13.278
23/08/2019	15:03:09	159	13.27
23/08/2019	15:03:28	281	13.266
23/08/2019	15:03:59	50	13.244
23/08/2019	15:04:01	231	13.244
23/08/2019	15:04:23	155	13.256
23/08/2019	15:04:36	209	13.264
23/08/2019	15:04:36	4	13.264
23/08/2019	15:04:57	174	13.26
23/08/2019	15:05:20	211	13.27

23/08/2019	15:05:31	154	13.27
23/08/2019	15:05:58	277	13.282
23/08/2019	15:06:14	120	13.286
23/08/2019	15:06:14	34	13.286
23/08/2019	15:06:26	153	13.27
23/08/2019	15:06:42	154	13.268
23/08/2019	15:07:03	154	13.266
23/08/2019	15:07:21	22	13.268
23/08/2019	15:07:21	132	13.268
23/08/2019	15:07:39	154	13.266
23/08/2019	15:07:47	153	13.266
23/08/2019	15:08:24	380	13.272
23/08/2019	15:08:43	153	13.266
23/08/2019	15:08:53	154	13.262
23/08/2019	15:09:03	154	13.258
23/08/2019	15:09:33	308	13.27
23/08/2019	15:10:01	276	13.258
23/08/2019	15:10:19	159	13.256
23/08/2019	15:10:36	198	13.242
23/08/2019	15:10:38	151	13.242
23/08/2019	15:10:58	159	13.232
23/08/2019	15:11:36	153	13.242
23/08/2019	15:12:36	720	13.252
23/08/2019	15:12:36	251	13.252
23/08/2019	15:12:37	169	13.25
23/08/2019	15:13:03	307	13.25
23/08/2019	15:13:43	347	13.27
23/08/2019	15:14:10	278	13.27
23/08/2019	15:14:24	158	13.268
23/08/2019	15:15:02	387	13.276
23/08/2019	15:15:48	431	13.278
23/08/2019	15:16:17	277	13.278
23/08/2019	15:16:52	297	13.28
23/08/2019	15:17:51	462	13.278
23/08/2019	15:17:51	179	13.278
23/08/2019	15:18:09	153	13.28
23/08/2019	15:18:34	153	13.28
23/08/2019	15:18:43	153	13.278
23/08/2019	15:19:07	268	13.288
23/08/2019	15:19:27	153	13.284
23/08/2019	15:20:08	297	13.284
23/08/2019	15:20:25	156	13.278
23/08/2019	15:21:28	440	13.278
23/08/2019	15:21:28	183	13.278
23/08/2019	15:22:18	303	13.276
23/08/2019	15:22:57	304	13.276
23/08/2019	15:23:14	156	13.278
23/08/2019	15:23:27	155	13.276

23/08/2019	15:24:19	156	13.28
23/08/2019	15:24:22	320	13.278
23/08/2019	15:24:42	156	13.28
23/08/2019	15:25:04	156	13.276
23/08/2019	15:25:26	156	13.274
23/08/2019	15:25:30	153	13.272
23/08/2019	15:26:40	585	13.274
23/08/2019	15:26:40	154	13.272
23/08/2019	15:27:02	153	13.268
23/08/2019	15:27:11	154	13.268
23/08/2019	15:27:28	154	13.266
23/08/2019	15:28:51	595	13.274
23/08/2019	15:28:52	297	13.274
23/08/2019	15:29:35	319	13.278
23/08/2019	15:29:35	19	13.278
23/08/2019	15:29:48	154	13.274
23/08/2019	15:30:02	244	13.278
23/08/2019	15:30:28	200	13.276
23/08/2019	15:30:48	300	13.278
23/08/2019	15:31:56	175	13.284
23/08/2019	15:31:56	836	13.284
23/08/2019	15:32:13	297	13.29
23/08/2019	15:32:29	155	13.286
23/08/2019	15:32:35	155	13.284
23/08/2019	15:33:14	537	13.288
23/08/2019	15:33:38	297	13.296
23/08/2019	15:34:07	466	13.306
23/08/2019	15:34:27	296	13.322
23/08/2019	15:34:48	297	13.314
23/08/2019	15:34:59	155	13.312
23/08/2019	15:35:16	158	13.306
23/08/2019	15:35:42	157	13.31
23/08/2019	15:36:29	573	13.314
23/08/2019	15:37:06	275	13.32
23/08/2019	15:37:30	154	13.314
23/08/2019	15:37:59	154	13.314
23/08/2019	15:38:09	154	13.312
23/08/2019	15:38:24	154	13.31
23/08/2019	15:39:26	158	13.314
23/08/2019	15:39:40	143	13.314
23/08/2019	15:39:44	164	13.314
23/08/2019	15:39:47	224	13.312
23/08/2019	15:40:30	267	13.32
23/08/2019	15:40:50	152	13.318
23/08/2019	15:41:03	152	13.318
23/08/2019	15:41:43	274	13.312
23/08/2019	15:42:05	152	13.31
23/08/2019	15:42:24	152	13.308

23/08/2019	15:43:32	297	13.304
23/08/2019	15:43:32	210	13.304
23/08/2019	15:43:57	151	13.302
23/08/2019	15:44:14	152	13.298
23/08/2019	15:44:56	200	13.294
23/08/2019	15:45:04	152	13.292
23/08/2019	15:45:59	289	13.292
23/08/2019	15:46:30	151	13.286
23/08/2019	15:46:52	90	13.284
23/08/2019	15:47:06	153	13.282
23/08/2019	15:47:42	150	13.282
23/08/2019	15:47:52	151	13.28
23/08/2019	15:48:34	150	13.276
23/08/2019	15:48:45	150	13.272
23/08/2019	15:49:10	151	13.272
23/08/2019	15:49:38	150	13.276
23/08/2019	15:51:01	192	13.288
23/08/2019	15:51:05	287	13.286
23/08/2019	15:51:44	150	13.284
23/08/2019	15:51:57	151	13.282
23/08/2019	15:52:54	46	13.288
23/08/2019	15:52:56	238	13.288
23/08/2019	15:53:50	284	13.288
23/08/2019	15:54:14	150	13.292
23/08/2019	15:54:32	151	13.296
23/08/2019	15:55:06	36	13.288
23/08/2019	15:55:14	48	13.288
23/08/2019	15:55:14	66	13.288
23/08/2019	15:59:50	151	13.272
23/08/2019	15:59:53	170	13.25
23/08/2019	16:00:06	159	13.258
23/08/2019	16:00:25	102	13.232
23/08/2019	16:00:25	55	13.232
23/08/2019	16:00:25	155	13.232
23/08/2019	16:00:25	2	13.232
23/08/2019	16:00:45	152	13.224
23/08/2019	16:00:45	156	13.224
23/08/2019	16:01:07	153	13.214
23/08/2019	16:01:07	156	13.214
23/08/2019	16:01:27	152	13.218
23/08/2019	16:01:34	156	13.214
23/08/2019	16:01:49	153	13.208
23/08/2019	16:01:51	156	13.204
23/08/2019	16:01:53	151	13.2
23/08/2019	16:01:58	1077	13.198
23/08/2019	16:01:58	338	13.198
23/08/2019	16:01:59	244	13.194
23/08/2019	16:01:59	97	13.194

23/08/2019	16:01:59	188	13.194
23/08/2019	16:02:01	26	13.19
23/08/2019	16:02:08	159	13.182
23/08/2019	16:02:10	157	13.18
23/08/2019	16:02:10	511	13.18
23/08/2019	16:02:13	156	13.174
23/08/2019	16:02:13	98	13.174
23/08/2019	16:02:14	844	13.178
23/08/2019	16:02:16	242	13.174
23/08/2019	16:02:17	211	13.176
23/08/2019	16:02:29	152	13.176
23/08/2019	16:02:29	25	13.176
23/08/2019	16:02:29	809	13.174
23/08/2019	16:02:29	78	13.174
23/08/2019	16:02:29	392	13.174
23/08/2019	16:02:32	420	13.174
23/08/2019	16:02:34	348	13.17
23/08/2019	16:02:34	27	13.17
23/08/2019	16:02:36	285	13.178
23/08/2019	16:02:42	720	13.186
23/08/2019	16:02:42	17	13.186
23/08/2019	16:02:42	199	13.182
23/08/2019	16:02:42	275	13.182
23/08/2019	16:02:42	154	13.182
23/08/2019	16:02:44	516	13.18
23/08/2019	16:02:57	258	13.192
23/08/2019	16:03:00	153	13.19
23/08/2019	16:03:02	159	13.186
23/08/2019	16:03:04	156	13.182
23/08/2019	16:03:06	188	13.182
23/08/2019	16:03:06	5	13.182
23/08/2019	16:03:08	189	13.186
23/08/2019	16:03:14	153	13.178
23/08/2019	16:03:52	244	13.206
23/08/2019	16:03:52	305	13.206
23/08/2019	16:03:55	962	13.2
23/08/2019	16:04:02	152	13.192
23/08/2019	16:04:20	13	13.2
23/08/2019	16:04:31	305	13.2
23/08/2019	16:04:38	153	13.198
23/08/2019	16:04:42	152	13.192
23/08/2019	16:04:51	156	13.186
23/08/2019	16:05:04	152	13.184
23/08/2019	16:05:15	151	13.194
23/08/2019	16:05:22	151	13.184
23/08/2019	16:05:40	154	13.182
23/08/2019	16:05:50	194	13.186
23/08/2019	16:06:00	154	13.178

23/08/2019	16:06:11	151	13.18
23/08/2019	16:06:26	154	13.174
23/08/2019	16:06:33	151	13.172
23/08/2019	16:06:47	154	13.172
23/08/2019	16:07:00	152	13.168
23/08/2019	16:07:08	154	13.162
23/08/2019	16:07:15	151	13.166
23/08/2019	16:07:34	154	13.164
23/08/2019	16:07:34	151	13.164
23/08/2019	16:07:54	154	13.154
23/08/2019	16:08:11	201	13.156
23/08/2019	16:08:20	154	13.154
23/08/2019	16:08:22	152	13.15
23/08/2019	16:08:26	702	13.15
23/08/2019	16:08:26	158	13.15
23/08/2019	16:08:27	256	13.148
23/08/2019	16:08:27	202	13.148
23/08/2019	16:08:37	387	13.146
23/08/2019	16:08:37	225	13.146
23/08/2019	16:08:37	11	13.146
23/08/2019	16:08:40	475	13.142
23/08/2019	16:08:44	153	13.138
23/08/2019	16:08:48	251	13.136
23/08/2019	16:08:48	158	13.136
23/08/2019	16:08:56	522	13.138
23/08/2019	16:08:56	510	13.14
23/08/2019	16:09:02	1000	13.136
23/08/2019	16:09:03	108	13.132
23/08/2019	16:09:09	502	13.146
23/08/2019	16:09:10	155	13.146
23/08/2019	16:09:15	159	13.144
23/08/2019	16:09:20	258	13.15
23/08/2019	16:09:20	153	13.148
23/08/2019	16:09:26	513	13.15
23/08/2019	16:09:26	667	13.15
23/08/2019	16:09:27	584	13.15
23/08/2019	16:09:32	158	13.152
23/08/2019	16:09:32	589	13.15
23/08/2019	16:09:32	1136	13.15
23/08/2019	16:09:32	135	13.15
23/08/2019	16:09:32	768	13.15
23/08/2019	16:09:44	154	13.142
23/08/2019	16:09:56	158	13.136
23/08/2019	16:10:06	155	13.134
23/08/2019	16:10:11	160	13.13
23/08/2019	16:10:22	156	13.138
23/08/2019	16:10:55	172	13.15
23/08/2019	16:10:56	171	13.15

23/08/2019	16:11:05	198	13.146
23/08/2019	16:11:05	157	13.146
23/08/2019	16:11:32	162	13.16
23/08/2019	16:11:46	139	13.164
23/08/2019	16:11:51	390	13.164
23/08/2019	16:11:53	224	13.162
23/08/2019	16:12:08	157	13.152
23/08/2019	16:12:08	157	13.152
23/08/2019	16:12:24	158	13.148
23/08/2019	16:12:24	155	13.148
23/08/2019	16:12:43	155	13.152
23/08/2019	16:12:43	158	13.15
23/08/2019	16:12:56	157	13.142
23/08/2019	16:13:00	156	13.142
23/08/2019	16:13:20	195	13.138
23/08/2019	16:13:21	155	13.136
23/08/2019	16:13:46	169	13.144
23/08/2019	16:14:05	380	13.156
23/08/2019	16:14:05	202	13.156
23/08/2019	16:14:19	158	13.148
23/08/2019	16:14:19	155	13.148
23/08/2019	16:14:33	157	13.152
23/08/2019	16:14:43	199	13.152
23/08/2019	16:15:00	223	13.154
23/08/2019	16:15:00	155	13.154
23/08/2019	16:15:19	170	13.15
23/08/2019	16:15:19	163	13.15
23/08/2019	16:15:34	157	13.154
23/08/2019	16:15:52	149	13.16
23/08/2019	16:15:52	207	13.16
23/08/2019	16:15:52	96	13.16
23/08/2019	16:15:58	161	13.158
23/08/2019	16:16:02	153	13.152
23/08/2019	16:16:34	92	13.16
23/08/2019	16:16:35	270	13.158
23/08/2019	16:16:35	302	13.158
23/08/2019	16:16:50	157	13.156
23/08/2019	16:17:03	319	13.152
23/08/2019	16:17:11	156	13.15
23/08/2019	16:17:23	157	13.154
23/08/2019	16:17:23	156	13.154
23/08/2019	16:17:46	148	13.154
23/08/2019	16:17:46	145	13.154
23/08/2019	16:17:47	165	13.152
23/08/2019	16:17:55	157	13.15
23/08/2019	16:18:03	159	13.146
23/08/2019	16:18:09	156	13.144
23/08/2019	16:18:32	195	13.156

23/08/2019	16:18:32	283	13.156
23/08/2019	16:18:49	158	13.156
23/08/2019	16:18:49	157	13.156
23/08/2019	16:19:20	179	13.16
23/08/2019	16:19:25	237	13.16
23/08/2019	16:19:25	192	13.16
23/08/2019	16:19:28	172	13.158
23/08/2019	16:19:51	158	13.152
23/08/2019	16:19:51	283	13.152
23/08/2019	16:19:59	157	13.152
23/08/2019	16:20:01	152	13.148
23/08/2019	16:20:06	153	13.148
23/08/2019	16:20:11	220	13.146
23/08/2019	16:20:19	160	13.144
23/08/2019	16:20:19	801	13.146
23/08/2019	16:20:19	199	13.146
23/08/2019	16:20:19	111	13.146
23/08/2019	16:20:21	158	13.144
23/08/2019	16:20:25	169	13.14
23/08/2019	16:20:25	31	13.14
23/08/2019	16:20:28	161	13.14
23/08/2019	16:20:32	179	13.146
23/08/2019	16:20:32	8	13.146
23/08/2019	16:20:36	157	13.14
23/08/2019	16:20:43	1332	13.138
23/08/2019	16:20:51	158	13.138
23/08/2019	16:20:51	171	13.138
23/08/2019	16:20:57	293	13.138
23/08/2019	16:20:57	500	13.144
23/08/2019	16:20:57	176	13.14
23/08/2019	16:20:57	2	13.144
23/08/2019	16:20:57	219	13.142
23/08/2019	16:20:57	106	13.142
23/08/2019	16:21:01	720	13.146
23/08/2019	16:21:02	354	13.146
23/08/2019	16:21:05	867	13.146
23/08/2019	16:21:14	158	13.144
23/08/2019	16:21:14	291	13.144
23/08/2019	16:21:22	243	13.142
23/08/2019	16:21:22	124	13.142
23/08/2019	16:21:30	158	13.138
23/08/2019	16:21:38	313	13.14
23/08/2019	16:21:38	282	13.14
23/08/2019	16:21:49	171	13.138
23/08/2019	16:21:49	317	13.138
23/08/2019	16:21:49	291	13.138
23/08/2019	16:21:59	417	13.134
23/08/2019	16:22:05	158	13.132

23/08/2019	16:22:05	217	13.132
23/08/2019	16:22:05	158	13.132
23/08/2019	16:22:12	267	13.13
23/08/2019	16:22:15	161	13.132
23/08/2019	16:22:16	158	13.128
23/08/2019	16:22:16	158	13.128
23/08/2019	16:22:30	151	13.134
23/08/2019	16:22:31	157	13.13
23/08/2019	16:22:31	158	13.13
23/08/2019	16:22:36	183	13.132
23/08/2019	16:22:42	158	13.13
23/08/2019	16:22:48	152	13.134
23/08/2019	16:22:48	151	13.134
23/08/2019	16:22:49	168	13.134
23/08/2019	16:22:56	216	13.14
23/08/2019	16:22:58	219	13.14
23/08/2019	16:22:58	163	13.14
23/08/2019	16:22:58	175	13.138
23/08/2019	16:22:59	464	13.148
23/08/2019	16:23:00	6	13.148
23/08/2019	16:23:13	158	13.152
23/08/2019	16:23:18	300	13.15
23/08/2019	16:23:18	161	13.15
23/08/2019	16:23:35	158	13.148
23/08/2019	16:23:44	166	13.152
23/08/2019	16:23:56	193	13.15
23/08/2019	16:23:56	291	13.15
23/08/2019	16:24:07	161	13.144
23/08/2019	16:24:27	146	13.144
23/08/2019	16:24:35	149	13.148
23/08/2019	16:24:46	140	13.15
23/08/2019	16:24:50	195	13.146
23/08/2019	16:24:50	312	13.146

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